Filed Pursuant to Rule 424(b)(3)

Registration No. 333-164770

OFFER TO EXCHANGE

We are conducting an exchange offer comprised of two offers, which we refer to collectively in this prospectus as the Offers, and separately as the U.S. Offer and the Russian Offer. The U.S. Offer comprises an offer made pursuant to this prospectus to all shareholders of Open Joint Stock Company “Vimpel-Communications” (referred to in this prospectus as OJSC VimpelCom) who are U.S. holders (within the meaning of Rule 14d-1(d) under the U.S. Securities Exchange Act of 1934), and to all holders of OJSC VimpelCom American Depositary Shares (referred to in this prospectus as the OJSC VimpelCom ADSs), wherever located. The Russian Offer comprises an offer made pursuant to a separate Russian offer document to all holders of OJSC VimpelCom shares, wherever located. The Offers are made subject to the local laws and regulations applicable to the holders of such securities and are only capable of being accepted if local laws permit a holder to participate in the relevant offer. The Offers are being conducted simultaneously and have substantially the same terms and are subject to the same conditions.

In the U.S. Offer, we are offering to exchange your OJSC VimpelCom common shares and OJSC VimpelCom preferred shares (provided you are a U.S. holder) and OJSC VimpelCom ADSs for American depositary shares delivered by The Bank of New York Mellon, each representing either one common share or one preferred share of VimpelCom Ltd. (referred to in this prospectus as a common DR or a preferred DR, respectively, and collectively as the DRs). The common DRs and the preferred DRs will be registered under the U.S. Securities Act of 1933, and the common DRs will be listed on the New York Stock Exchange and are expected to be traded under the symbol “VIP.”

In addition, under the applicable Russian voluntary tender offer rules, we are required to offer a cash alternative to our offer of the DRs. Therefore, as an alternative to the DRs, in the U.S. Offer we are also offering 0.01 Russian roubles in cash for each OJSC VimpelCom common share or OJSC VimpelCom preferred share and 0.0005 Russian roubles in cash for each OJSC VimpelCom ADS. We do not recommend that you elect to receive the cash consideration that we are required to offer as an alternative to the DRs, as further discussed under “The Offers – Terms and Conditions of the Offers” in this prospectus.

The U.S. Offer commenced on February 9, 2010. The U.S. Offer will expire at 5:00 p.m. New York City time on April 15, 2010, unless it is extended, although clearing systems may apply earlier deadlines.

All holders of OJSC VimpelCom ADSs, wherever located, are invited to exchange their OJSC VimpelCom ADSs in the U.S. Offer. OJSC VimpelCom ADSs will not be accepted in the Russian Offer. All U.S. holders of OJSC VimpelCom shares are invited to exchange their shares in the U.S. Offer. All shareholders of OJSC VimpelCom, wherever located, will be invited to exchange their shares in the Russian Offer; however, only shareholders who satisfy the Russian legal definition of a “qualified investor” may elect to receive DRs in exchange for their shares in the Russian Offer. If you tender your OJSC VimpelCom shares or OJSC VimpelCom ADSs in the U.S. Offer and elect to receive cash consideration, you will receive the U.S. dollar equivalent, if any, after fees, expenses and any applicable taxes, of the cash consideration paid in Russian roubles at the prevailing exchange rate, rather than receiving Russian roubles directly. As of the date of this prospectus, 0.01 Russian roubles equals approximately US$0.0003, and 0.0005 Russian roubles equals approximately US$0.000017.

The completion of the Offers is conditioned upon more than 95.0% of OJSC VimpelCom’s outstanding shares, including those represented by OJSC VimpelCom ADSs, being tendered, in addition to other conditions. A detailed description of the terms and conditions of the Offers is discussed under “The Offers – Terms and Conditions of the Offers” in this prospectus.

You should read this prospectus carefully. In particular, please consider the section entitled “Risk Factors” beginning on page 27 of this prospectus before participating in the U.S. Offer.

Neither the Securities and Exchange Commission, any state securities commission nor the securities regulatory authority of any other jurisdiction has approved or disapproved the securities to be distributed in the Offers, determined if this prospectus is truthful or complete or passed upon the accuracy or adequacy of the disclosures contained in this prospectus. Any representation to the contrary is a criminal offense.

We have not authorized any dealer, salesperson or other person to give any information or represent anything to you other than the information contained in this prospectus. You must not rely on unauthorized information or representations.

This prospectus does not offer to sell nor ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. The information in this prospectus is current only as of the date on its cover, and may change after that date.

Following the date of this prospectus, we will be subject to reporting obligations and any filings we make will be available via the website of the Securities and Exchange Commission at www.sec.gov. You can also obtain any filed documents regarding us without charge by written or oral request to:

VimpelCom Ltd.

Strawinskylaan 3051

1077 ZX

Amsterdam, the Netherlands

+31 20 301 2240

See “Additional Information For Securityholders – Where You Can Find More Information.”

Please note that this prospectus incorporates by reference important business and financial information about OJSC VimpelCom that is not included in or delivered with this prospectus. See “Additional Information for Securityholders – Incorporation of Documents by Reference.”

In order to receive timely delivery of requested documents in advance of the expiration date of the U.S. Offer, you should make your request no later than April 8, 2010, which is five business days before you must make a decision regarding the U.S. Offer.

The date of this prospectus is March 25, 2010.

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REGULATORY STATEMENT

We have filed this document as a prospectus with the Registrar of Companies in Bermuda under Part III of the Companies Act 1981 of Bermuda. In accepting this document for filing, the Registrar of Companies in Bermuda accepts no responsibility for the financial soundness of any proposals or for the correctness of any opinions or statements expressed in this document.

The distribution of this prospectus may, in some jurisdictions, be restricted by law. VimpelCom Ltd. will not distribute this prospectus, and this prospectus is not an offer to sell or exchange securities and it is not a solicitation of an offer to buy or exchange securities, nor shall there be any sale, purchase or exchange of securities pursuant to this prospectus, in any jurisdiction in which such offer, solicitation, exchange or sale is not permitted or would be unlawful prior to registration or qualification under the laws of any such jurisdiction.

In accordance with, and subject to the restrictions under Russian law, and pursuant to exemptive relief that we have received from the Securities and Exchange Commission in respect of Rule 14e-5 under the Securities Exchange Act of 1934, any advisor, broker or financial institution acting as an agent or for the account or benefit of any of VimpelCom Ltd., Alfa Group or Telenor ASA may make certain purchases of, or arrangements to purchase, OJSC VimpelCom shares (or OJSC VimpelCom ADSs representing OJSC VimpelCom common shares) outside the United States during the period in which the U.S. Offer remains open for acceptance. In accordance with the requirements of Rule 14e-5 under the Exchange Act and with exemptive relief granted by the SEC, such purchases, or arrangements to purchase, must comply with applicable Russian regulations. VimpelCom Ltd. will disclose promptly in the United States by means of a press release, to the extent that such information is made public in Russia pursuant to applicable Russian regulations, information regarding such purchases of or arrangements to purchase OJSC VimpelCom shares or OJSC VimpelCom ADSs outside the U.S. Offer and will provide such information to holders of or beneficial owners of OJSC VimpelCom shares or OJSC VimpelCom ADSs upon their request without charge.

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CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference “forward-looking statements.” Forward-looking statements provide our current expectations or forecasts of future events. Forward-looking statements include statements about our expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Examples of forward-looking statements in this prospectus include, but are not limited to, statements regarding our disclosure concerning operations, cash flows, financial positions and dividend policies of OJSC VimpelCom and Closed Joint Stock Company “Kyivstar G.S.M.” and the likelihood of our success in acquiring all OJSC VimpelCom shares and OJSC VimpelCom ADSs.

Forward-looking statements appear in a number of places in this prospectus and the documents incorporated by reference including, without limitation, in the sections entitled “Information about OJSC VimpelCom – Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Information About Kyivstar – Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	expectations regarding the future growth of the telecommunications industry;

•	forecasts regarding future macroeconomic performance or results;

•	future payments of dividends and the availability of cash for payment of dividends;

•	future acquisitions, business strategy and expected capital spending;

•	assumptions regarding interest rates and inflation;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	unanticipated changes in laws and regulations;

•	potential liability from future litigation; and

•	other factors discussed in “Risk Factors.”

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors described in “Risk Factors” in this prospectus. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this prospectus. We undertake no obligation to revise any forward-looking statement to reflect circumstances or events after the date of this prospectus or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this prospectus.

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PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Presentation of Financial Information

Some of the historical financial information in this prospectus has been prepared in accordance with international financial reporting standards (referred to in this prospectus as IFRS). IFRS differs in some respects from United States generally accepted accounting principles (referred to in this prospectus as U.S. GAAP); therefore, some of the financial information may not be comparable to the financial information of United States companies.

We have not included historical financial information or operating data for VimpelCom Ltd. in this prospectus because it was formed specifically to participate in the Offers and other transactions described in this prospectus. VimpelCom Ltd. has not conducted any business during the periods discussed below and does not have any material assets or liabilities.

OJSC VimpelCom prepares its consolidated financial statements in accordance with U.S. GAAP. Until January 1, 2006, Kyivstar prepared its consolidated financial statements in accordance with U.S. GAAP. From January 1, 2006, Kyivstar converted its previous set of accounting principles from U.S. GAAP to IFRS, as issued by the International Accounting Standards Board (referred to in this prospectus as the IASB). As a result, Kyivstar does not have any IFRS financial information for the year ended December 31, 2005. We have been advised by Kyivstar’s management that preparing new financial statements for 2005 would require substantial time and effort and would result in a delay in the filing of the registration statement, of which this prospectus forms a part, and the commencement date of the Offers. For these reasons, we have omitted such data. Therefore, we have not included in this prospectus any financial information for Kyivstar for the year ended December 31, 2005.

OJSC VimpelCom’s consolidated financial statements as of December 31, 2008 and 2009, and for the years ended December 31, 2007, 2008 and 2009 (referred to in this prospectus as the OJSC VimpelCom Financial Statements), have been audited by Ernst & Young LLC, as stated in their report appearing therein, and are included elsewhere in this prospectus.

Kyivstar maintains its books and records in Ukrainian hryvnias. Kyivstar’s consolidated financial statements as of December 31, 2007, 2008 and 2009, and for each of the three years then ended (referred to in this prospectus as the Kyivstar Financial Statements) have been audited by Ernst & Young Audit Services LLC, as stated in the report appearing therein, and are included elsewhere in this prospectus.

OJSC VimpelCom acquired 100% of the outstanding shares of Golden Telecom, Inc. on February 28, 2008. Golden Telecom’s consolidated financial statements as of December 31, 2006 and 2007, and for the years ended December 31, 2005, 2006 and 2007, have been audited by Ernst & Young LLC, as stated in the report appearing therein, and are included elsewhere in this prospectus. Golden Telecom prepared its consolidated financial statements in U.S. GAAP.

Currencies

In this prospectus, unless otherwise indicated, all references to “U.S. dollars,” “dollars” or “US$” are to the lawful currency of the United States of America, all references to “Russian roubles,” “roubles,” “rubles,” “RUB” or “RUR” are to the lawful currency of the Russian Federation, all references to “Ukrainian hryvnias,” “hryvnias” or “UAH” are to the lawful currency of Ukraine, and all references to “euro,” “EUR” or “€” are to the lawful currency of the European Union.

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Exchange Rate Information

Russian rouble and the U.S. dollar

The table below sets forth, for the periods and dates indicated, the high and the low exchange rates for Russian roubles expressed in U.S. dollars, the exchange rate at the end of such period and the average of such exchange rates on the last day of each month during such period, as published by the Central Bank of the Russian Federation (referred to in this prospectus as the CBR). This information is provided solely for your information, and we do not represent that Russian roubles could be converted into U.S. dollars at these rates or at any other rate. These rates may also differ from the actual rates used in the preparation of the financial statements included herein and incorporated by reference into this prospectus.

	RUB per US$1.00
Period	High	Low	Period end	Average (1)
Recent Monthly Data
March 2009	36.23	33.27	34.01	34.67
April 2009	34.10	33.17	33.25	33.56
May 2009	32.97	30.98	30.98	32.06
June 2009	31.58	30.51	31.29	31.03
July 2009	33.06	30.64	31.76	31.52
August 2009	32.69	31.05	31.57	31.63
September 2009	31.97	30.00	30.09	30.81
October 2009	30.12	28.94	29.05	29.47
November 2009	29.82	28.67	29.82	28.98
December 2009	30.76	29.06	30.24	29.96
January 2010	30.43	29.38	30.43	29.84
February 2010	27.04	26.29	26.81	26.70

Annual Data Year ended December 31,
2005	28.99	27.46	28.78	28.32
2006	28.48	26.18	26.33	27.10
2007	26.58	24.26	24.55	25.49
2008	29.38	23.13	29.38	24.98
2009	36.43	28.67	30.24	29.12

Source: CBR

(1)

The average rates for the monthly periods were calculated by taking the simple average of the daily buying rates, as published by the CBR. The average rates for annual periods were calculated by taking the simple average of the monthly average rates.

On October 2, 2009, the date immediately prior to the announcement of the Offers, the exchange rate between the U.S. dollar and Russian rouble expressed in U.S. dollars was US$1.00 = RUB 30.06. On March 23, 2010, the most recent practicable date prior to the date of this prospectus, the exchange rate was US$1.00 = RUB 29.34, which is the exchange rate used to convert roubles into U.S. dollars in this prospectus, unless otherwise indicated. All U.S. dollar – rouble exchange rates in this prospectus refer to the exchange rates published by the CBR.

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Ukrainian hryvnia and the U.S. dollar

The table below sets forth, for the periods and dates indicated, the high and the low exchange rates for Ukrainian hryvnia expressed in U.S. dollars, the exchange rate at the end of such period and the average of such exchange rates on the last day of each month during such period, as published by the National Bank of Ukraine (referred to in this prospectus as the NBU). This information is provided solely for your information, and we do not represent that Ukrainian hryvnia could be converted into U.S. dollars at these rates or at any other rate. These rates may also differ from the actual rates used in the preparation of the financial statements included herein and incorporated by reference into this prospectus.

	UAH per US$1.00
Period	High	Low	Period end	Average (1)
Recent Monthly Data
March 2009	7.70	7.70	7.70	7.70
April 2009	7.70	7.70	7.70	7.70
May 2009	7.72	7.62	7.62	7.64
June 2009	7.63	7.61	7.63	7.62
July 2009	7.70	7.62	7.70	7.65
August 2009	7.99	7.68	7.99	7.80
September 2009	8.01	7.98	8.01	8.00
October 2009	8.01	7.97	8.00	8.00
November 2009	8.01	7.98	7.98	7.99
December 2009	7.99	7.96	7.98	7.98
January 2010	8.01	7.99	8.00	8.00
February 2010	8.01	7.99	7.99	8.00

Annual Data Year Ended December 31,
2005	5.30	5.05	5.05	5.12
2006	5.05	5.05	5.05	5.05
2007	5.05	5.05	5.05	5.05
2008	7.58	4.84	7.70	5.27
2009	8.01	7.61	7.98	7.79

Source: NBU

(1)

The average rates for the monthly periods, except for December 2009, are as published by the NBU. The average rate for December 2009, was calculated by taking the simple average of the daily buying rates, as published by the NBU. The average rates for annual periods, except for the year ended December 31, 2009, are as published by the NBU. The average rate for the year ended December 31, 2009, was calculated by taking the simple average of the monthly average rates.

On October 2, 2009, the date immediately prior to the announcement of the Offers, the exchange rate between the U.S. dollar and Ukrainian hryvnia expressed in U.S. dollars was US$1.00 = UAH 8.01. On March 23, 2010, the most recent practicable date prior to the date of this prospectus, the exchange rate was US$1.00 = UAH 7.95, which is the exchange rate used to convert hryvnia into U.S. dollars in this prospectus, unless otherwise indicated. All U.S. dollar – hryvnia exchange rates in this prospectus refer to the exchange rates published by the NBU.

Industry and Market Data

Unless otherwise indicated, market data and other statistical information contained in this prospectus are based upon information from independent industry publications and management’s knowledge of and experience in the industry and markets in which we operate. Market data based upon reports prepared by Advanced Communications and Media (referred to in this prospectus as AC&M) was obtained from their website and is used pursuant to AC&M’s data usage policy, which permits the use of such data without specific consent. Industry and market data prepared by Informa Telecoms & Media (© 2010 Informa Telecoms & Media) (referred to in this prospectus as Informa) was obtained from Informa and is used with their consent. While we believe this data and information to be reasonable, market data and other statistical information are subject to change and cannot always be verified with complete certainty due to limits on the availability and reliability of raw data and information. In addition, variables, including consumer consumption, discretionary spending patterns and consumer preferences, can and do change. As a result, you should be aware that market, ranking and other similar data and information set forth in this prospectus, and estimates and beliefs based on such data and information, may not be reliable.

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English Language

The language of this prospectus is English. Certain legislative references and technical terms have been cited in their original language in order that the correct technical meaning may be ascribed to them under applicable law.

Rounding

We have made rounding adjustments to reach some of the figures included in this prospectus. As a result, numerical figures shown as totals in some tables may not be arithmetic aggregations of the figures that precede them.

Days, Business Days and Trading Days

Any reference in this prospectus to “day” or “days” is to calendar days. Any reference in this prospectus to “business day” or “business days” means any day of the year that is not a Saturday, Sunday or a day on which banking institutions in New York, New York, or Moscow, Russia, are authorized or required by law to close. Any reference in this prospectus to “trading day” or “trading days” is to a day on which trading is permitted on the New York Stock Exchange.

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QUESTIONS & ANSWERS ABOUT THE OFFERS

The following are some questions that you may have regarding the Offers and brief answers to those questions. These questions and answers are not meant to be a substitute for the information contained in the remainder of this prospectus, and this information is qualified in its entirety by the more detailed descriptions and explanations contained in this prospectus, including, without limitation, the additional documents incorporated by reference into this prospectus. Accordingly, we urge you to read carefully this entire prospectus and any documents incorporated by reference into this prospectus to understand the Offers fully before you make a decision as to whether to tender your OJSC VimpelCom shares or OJSC VimpelCom ADSs.

Q:	What are the reasons for the Offers?

A:	We are seeking to acquire all of the outstanding OJSC VimpelCom common shares, OJSC VimpelCom preferred shares (the OJSC VimpelCom common shares and the OJSC VimpelCom preferred shares are referred to collectively in this prospectus as the OJSC VimpelCom shares) and OJSC VimpelCom ADSs in order to acquire 100% of the outstanding share capital of OJSC VimpelCom. Immediately following the successful completion of the Offers, we intend to acquire all of the outstanding shares of Kyivstar, as further discussed under “Prospectus Summary – The Transactions.” We believe that the combination of OJSC VimpelCom and Kyivstar into one consolidated company will create a stronger business with enhanced market presence and growth prospects, leading to substantial value creation potential and benefits for all of our shareholders, subscribers and employees, as well as resolving conflicts among our major shareholders. See “Background and Reasons for the Offers – Reasons for the Offers” for more information.

Following the successful completion of the Offers, and assuming all existing OJSC VimpelCom shareholders participate fully in the Offers and elect to receive only DRs, Alfa Group and Telenor will own approximately 38.5% and 38.8%, respectively, of VimpelCom Ltd.’s outstanding share capital and approximately 43.9% and 35.4%, respectively, of VimpelCom Ltd.’s outstanding voting shares.

Q:	How are the Offers being made?

A:	We are offering to acquire all of the outstanding OJSC VimpelCom shares and OJSC VimpelCom ADSs through two separate offers:

•	a U.S. Offer made pursuant to this prospectus to all U.S. holders of OJSC VimpelCom shares and to all holders of OJSC VimpelCom ADSs, wherever located; and

•	a Russian Offer made pursuant to a Russian offer document to all holders of OJSC VimpelCom shares, wherever located,

in each case, if and to the extent, pursuant to the local laws and regulations applicable to such holders, such holders are permitted to participate in the relevant Offers. The Offers are being conducted simultaneously and have substantially the same terms, and completion of the Offers is subject to substantially the same conditions.

If you are a holder of OJSC VimpelCom shares and would like to participate in the U.S. Offer, you must be a U.S. holder, which means you are resident in the United States (including its territories and possessions).

Q:	Why is there a separate Russian Offer?

A:	We are making two separate offers in order to satisfy various U.S. and Russian legal requirements. The tender offer rules and practices in the United States and Russia conflict in several important ways, as further discussed under “The Offers – The U.S. Offer and the Russian Offer – Relief Received from the SEC,” and it would not be possible to structure the Offers as a single offer that would be fully compliant with both the United States and Russian rules.

Q:	Can I participate in the Russian Offer?

A:	You may participate in the Russian Offer in the following circumstances:

•	If you are a U.S. holder of OJSC VimpelCom shares, you may elect whether to participate in the U.S. Offer or the Russian Offer; however, if you hold OJSC VimpelCom shares and you are not a U.S. holder, you can only participate in the Russian Offer, unless you deposit your OJSC VimpelCom common shares with the OJSC VimpelCom ADS depositary in exchange for OJSC VimpelCom ADSs, (the fees for which have been waived by the OJSC VimpelCom ADS depositary), in which case you may participate in the U.S. Offer as an OJSC VimpelCom ADS holder by following the procedures for tendering OJSC VimpelCom ADSs described under “The Offers – Procedures for Tendering – Procedures for Tendering OJSC VimpelCom ADSs.” If you elect to participate in the Russian Offer, however, you may only elect to receive DRs in exchange for your OJSC VimpelCom shares if you satisfy the Russian legal definition of “qualified investor,” as described below under “The Offers – The U.S. Offer and the Russian Offer – The Russian Offer.” You may only participate in one offer with respect to the same OJSC VimpelCom shares. Thus, if you elect to participate in the Russian Offer, you may not participate in the U.S. Offer, and vice versa.

•	If you hold OJSC VimpelCom ADSs, you may not participate in the Russian Offer. However, if you surrender your OJSC VimpelCom ADSs for delivery of the underlying OJSC VimpelCom common shares (the fees for which have been waived by the OJSC VimpelCom ADS depositary), you may participate in the Russian Offer. However, we do not recommend that you undertake this process after or close to the expiration of the U.S. Offer acceptance period if you intend to participate in the Russian Offer. Due to the short period between the expiration of the U.S. Offer acceptance period and the expiration of the Russian Offer acceptance period, you may not have sufficient time to obtain delivery of the underlying OJSC VimpelCom common shares in order to be able to tender them into the Russian Offer. In addition, if you are not able to demonstrate that you meet the Russian legal definition of a qualified investor, you will not be able to exchange your OJSC VimpelCom shares for DRs. As noted above, you may only participate in one offer with respect to the same OJSC VimpelCom shares. Thus, if you participate in the Russian Offer, you may not participate in the U.S. Offer, and vice versa.

If you elect to participate in the Russian Offer, you will not be afforded the rights and protections that are provided under the U.S. federal securities laws as they relate to tender offers, other than the anti-fraud provisions of the U.S. federal securities laws.

You are cautioned to provide sufficient time to complete a valid tender prior to the expiration of the U.S. Offer or Russian Offer acceptance periods.

Q:	What are the differences between the U.S. Offer and the Russian Offer?

A:	The Russian Offer is being made pursuant to the Russian voluntary tender offer rules and is not subject to the requirements of the U.S. federal securities laws as they relate to tender offers, other than the anti-fraud provisions of the U.S. federal securities laws. If you elect to participate in the Russian Offer, you will not be afforded the rights and protections that are provided under the U.S. federal securities laws as they relate to tender offers, other than the anti-fraud provisions of the U.S. federal securities laws. In addition, under the Russian voluntary tender offer rules, you may not be permitted to withdraw your tendered OJSC VimpelCom shares unless a competing offer is made.

You should be aware that the U.S. Offer acceptance period will end three business days prior to the Russian Offer acceptance period in order to allow the OJSC VimpelCom common shares represented by OJSC VimpelCom ADSs that were tendered into the U.S. Offer to be tendered into the Russian Offer. We are taking this extra step in order for us to be eligible to commence the squeeze-out procedures prescribed by Russian law as soon as the Offers are completed, as further described under “The Offers – The U.S. Offer and The Russian Offer – The Russian Offer.” If the conditions to the completion of the Offers are not satisfied or, to the extent legally permitted, waived prior to the expiration of the Russian Offer acceptance period, the Offers will not be completed and your OJSC VimpelCom shares or OJSC VimpelCom ADSs will be returned to you. However, during the period between the expiration of the U.S. Offer and our announcement of the successful completion or termination of the Offers, your right to withdraw your tendered OJSC VimpelCom shares or OJSC VimpelCom ADS will be suspended pending our determination of whether the Offers can be completed.

Additionally, if you tender your OJSC VimpelCom shares or OJSC VimpelCom ADSs in the U.S. Offer and elect to receive cash consideration rather than DRs, you will not receive Russian roubles. Instead, you will receive the U.S. dollar equivalent, if any, of the cash consideration paid in Russian roubles at the prevailing exchange rate, after deduction of fees, conversion expenses and any applicable taxes. Except with respect to withdrawal rights, the expiration dates of the Offers and the currency used to pay the consideration, the terms and conditions of the two offers are substantially the same.

Finally, if you tender your OJSC VimpelCom shares or OJSC VimpelCom ADSs into the U.S. Offer and elect to receive DRs, you may receive your DRs before holders tendering into the Russian Offer due to the technical complexities involved in settling foreign securities in Russia.

Q:	What will I receive if I accept the U.S. Offer?

A:	Subject to the terms and conditions of the U.S. Offer:

•	for each OJSC VimpelCom ADS validly tendered and not properly withdrawn, you may elect to receive one common DR;

•	for each OJSC VimpelCom common share validly tendered and not properly withdrawn, you may elect to receive 20 common DRs; and

•	for each OJSC VimpelCom preferred share validly tendered and not properly withdrawn, you may elect to receive 20 preferred DRs.

In addition, under the applicable Russian voluntary tender offer rules, we are required to offer a cash alternative to the DRs. Therefore, in the U.S. Offer we are also offering, as an alternative to the DRs, 0.01 Russian roubles in cash (equal to approximately US$0.0003) for each OJSC VimpelCom common share or OJSC VimpelCom preferred share and 0.0005 Russian roubles in cash (equal to approximately US$0.000017) for each OJSC VimpelCom ADS. The cash consideration we are offering is not intended to represent fair market value for the OJSC VimpelCom shares or OJSC VimpelCom ADSs, the closing market prices for which were RUB 10,800 (approximately US$368.10) on the Russian Trading System on March 23, 2010 and US$17.61 on the NYSE on March 23, 2010. We do not recommend that you elect to receive cash consideration in the Offers, as further discussed under “The Offers – Terms and Conditions of the Offers” in this prospectus. Under no circumstances will interest be paid on the cash to be received.

Q	Why is the cash alternative that you are offering so low?

A:	Our objective is to ensure that, as a result of successful completion of the Offers, OJSC VimpelCom’s current shareholders continue to own NYSE-listed securities that reflect an ownership interest in OJSC VimpelCom. The only reason we are providing a cash alternative is to satisfy the Russian voluntary tender offer rules, which require that whenever a bidder offers a security as consideration in a tender offer, the bidder must provide a cash alternative. However, the Russian voluntary tender offer rules do not establish a minimum cash amount that must be offered. Accordingly, since we are offering a cash alternative solely to comply with Russian law requirements, we are offering a nominal amount that we recommend you do not accept.

Q:	What are the conditions to completing the U.S. Offer?

A:	The completion of the U.S. Offer is subject to the fulfillment or waiver of various conditions, including the following (each of which is described in more detail under “The Offers – Terms and Conditions of the Offers – Conditions to Completing the U.S. Offer”):

•	more than 95.0% of OJSC VimpelCom’s outstanding shares (including OJSC VimpelCom common shares represented by OJSC VimpelCom ADSs) are tendered and not withdrawn in the Offers; and

•	all required regulatory approvals have been received.

If either of these conditions is not satisfied prior to the expiration of the Russian Offer, we are not obligated to complete the Offers and any OJSC VimpelCom shares or OJSC VimpelCom ADSs tendered by you will be returned, in each case, as further discussed under “The Offers – Terms and Conditions of the Offers – Conditions to Completing the U.S. Offer” in this prospectus.

Q:	If I decide not to tender, what will happen to my OJSC VimpelCom shares or OJSC VimpelCom ADSs?

A:	If you decide not to tender, you will continue to own your OJSC VimpelCom shares or OJSC VimpelCom ADSs in their current form. However, if the Offers are completed, the number of OJSC VimpelCom shares and OJSC VimpelCom ADSs that are publicly held may be so small that there would no longer be an active trading market for OJSC VimpelCom shares or OJSC VimpelCom ADSs. In particular, we intend to cause OJSC VimpelCom to delist the OJSC VimpelCom ADSs from the NYSE and cease trading of the OJSC VimpelCom common shares on the Russian Trading System, so OJSC VimpelCom ADSs will no longer be eligible for trading on the NYSE and OJSC VimpelCom common shares will no longer trade on the Russian Trading System. The absence of an active trading market will reduce the liquidity and market value of your OJSC VimpelCom ADSs and OJSC VimpelCom shares. We also intend to cause OJSC VimpelCom to terminate the deposit agreement relating to the OJSC VimpelCom ADSs.

If the Offers are successfully completed, we intend to commence compulsory squeeze-out proceedings in accordance with Russian law to acquire any remaining OJSC VimpelCom shares and OJSC VimpelCom ADSs, as further discussed under “The Offers – Effects of the Offers and the Russian Squeeze-out Proceedings.”

Q:	Do I have appraisal rights under the Offers with respect to OJSC VimpelCom shares and OJSC VimpelCom ADSs?

A:	Neither holders of OJSC VimpelCom shares nor holders of OJSC VimpelCom ADSs are entitled to appraisal rights with respect to the Offers.

Q:	When does the U.S. Offer expire, and under what circumstances will the U.S. Offer be extended?

A:	The U.S. Offer will expire at 5:00 p.m. New York City time on April 15, 2010, unless we decide to extend the U.S. Offer.

You should be aware that the book-entry transfer facilities Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme, will establish their own earlier cut-off times and dates for receipt of instructions to ensure that those instructions will be timely received by The Depository Trust Company (referred to in this prospectus as DTC).

If any condition described in this prospectus under “The Offers – Terms and Conditions of the Offers” is not satisfied or, to the extent legally permitted, waived, we may, on one or more occasions, extend the U.S. Offer acceptance period until all conditions described in “The Offers – Terms and Conditions of the Offers” have been satisfied or, to the extent legally permitted, waived.

During any extension, any OJSC VimpelCom shares and OJSC VimpelCom ADSs validly tendered and not properly withdrawn will remain subject to the U.S. Offer, subject to the right of each holder to withdraw, prior to the end of the U.S. Offer acceptance period, as extended, OJSC VimpelCom shares or OJSC VimpelCom ADSs previously tendered.

Q:	How will I know if the U.S. Offer is extended?

A:	We will announce any extension of the U.S. Offer by issuing a press release and by publication of an announcement in newspapers of national circulation in the United States and Russia no later than the next business day after the previously scheduled expiration date of the Russian Offer.

Q:	I am a U.S. holder of OJSC VimpelCom shares. How do I accept the U.S. Offer?

A:	If you are a U.S. holder, you may tender your OJSC VimpelCom shares to the U.S. exchange agent by delivering to the U.S. exchange agent a properly completed and duly executed share acceptance form, together with a properly completed and duly executed original share transfer order, that will be provided to OJSC VimpelCom’s share registrar, Closed Joint Stock Company “National Registration Company” (referred to in this prospectus as NRK), to effect a transfer of your OJSC VimpelCom shares. You should complete, sign and return the share acceptance form and share transfer order so as to reach the U.S. exchange agent before the expiration of the U.S. Offer acceptance period. If your OJSC VimpelCom shares are registered in the name of a custodian, and you want to tender your OJSC VimpelCom shares in the U.S. Offer, you should instruct your custodian to tender the OJSC VimpelCom shares in the U.S. Offer on your behalf.

By signing the share acceptance form, you will represent to and agree with us that, among other things: (i) you accept the U.S. Offer, (ii) subject to your withdrawal rights, your acceptance is irrevocable, (iii) unless you withdraw your shares, you are irrevocably appointing the U.S. exchange agent as your attorney-in-fact, (iv) you or your agent hold title to the OJSC VimpelCom shares being tendered in the U.S. Offer, (v) you have full power, authority and capacity under applicable law to accept the U.S. Offer, (vi) you are a U.S. holder, (vii) we will acquire good and unencumbered title to the tendered OJSC VimpelCom shares, and (viii) you will ratify each and every act which may be done or performed by us, as permitted under the terms of the U.S. Offer.

See “The Offers – Procedures for Tendering – Procedures for Tendering OJSC VimpelCom Shares” for more information about the procedures for tendering your OJSC VimpelCom shares.

Alternatively, you may deposit your OJSC VimpelCom shares with the OJSC VimpelCom ADS depositary and receive OJSC VimpelCom ADSs, in which case you may participate in the U.S. Offer as an OJSC VimpelCom ADS holder by following the procedures for tendering OJSC VimpelCom ADSs described under “The Offers – Procedures for Tendering – Procedures for Tendering OJSC VimpelCom ADSs.”

Q:	I hold OJSC VimpelCom ADSs. How do I accept the U.S. Offer?

A:	If you are a registered holder of OJSC VimpelCom ADSs (that is, if you hold on the books of the OJSC VimpelCom ADS depositary and have American Depositary Receipts (referred to in this prospectus as Receipts) evidencing your ownership of OJSC VimpelCom ADSs), you may tender your OJSC VimpelCom ADSs to the U.S. exchange agent by completing and executing the ADS letter of transmittal in accordance with its instructions, and delivering it, together with the Receipts evidencing your OJSC VimpelCom ADSs and any other documents specified in the ADS letter of transmittal, to the U.S. exchange agent before the expiration date of the U.S. Offer. Your signature on the ADS letter of transmittal in some circumstances must be guaranteed by a financial institution eligible to do so. If you hold your OJSC VimpelCom ADSs in the OJSC VimpelCom Global BuyDIRECT Plan, you must sign and deliver an ADS letter of transmittal as described above, but you do not need to deliver a Receipt evidencing your OJSC VimpelCom ADSs.

If you hold your OJSC VimpelCom ADSs in book-entry form in a brokerage or custodian account through an agent or other financial intermediary, you will need to instruct your agent or other intermediary to: (i) tender OJSC VimpelCom ADSs on your behalf before the expiration date by causing DTC to transmit an agent’s message via DTC’s confirmation system to the U.S. exchange agent stating that DTC has received an express acknowledgment from a participant in DTC that such participant has received and agrees to be bound by the terms and conditions of the U.S. Offer and the ADS letter of transmittal; and (ii) make a book-entry transfer of the applicable OJSC VimpelCom ADSs to the account established by the U.S. exchange agent at DTC for the purpose of receiving these transfers.

By signing the ADS letter of transmittal or instructing your agent or other intermediary to tender your OJSC VimpelCom ADSs, you, or your agent or other intermediary on your behalf, will represent to and agree with us that, among other things: (i) you accept the U.S. Offer, (ii) subject to your withdrawal rights, your acceptance is irrevocable, (iii) unless you withdraw your OJSC VimpelCom ADSs, you are irrevocably appointing the U.S. exchange agent as your attorney-in-fact, (iv) you or your agent or other intermediary hold title to the OJSC VimpelCom ADSs being tendered in the U.S. Offer, (v) you have full power, authority and the legal ability under applicable law to accept the U.S. Offer, (vi) we will acquire good and unencumbered title to the tendered OJSC VimpelCom ADSs, and (vii) you will ratify each and every act which may be done or performed by us, as permitted under the terms of the U.S. Offer.

We are not providing guaranteed delivery procedures; therefore, you may not accept the U.S. Offer by delivering a notice of guaranteed delivery. The only method for accepting the U.S. Offer is pursuant to the procedure described above.

See “The Offers – Procedures for Tendering – Procedures for Tendering OJSC VimpelCom ADSs” for more information about the procedures for tendering your OJSC VimpelCom ADSs.

Q:	Will I have to pay any transaction fees or brokerage commissions?

A:	You will not have to pay any transaction fees or brokerage commission as long as your OJSC VimpelCom shares or OJSC VimpelCom ADSs are registered in your name (in the case of ADSs, on the books of the OJSC VimpelCom ADS depositary) and you tender them directly to the U.S. exchange agent. If your OJSC VimpelCom securities are held through a broker or other financial intermediary, you should consult with it as to whether or not it charges any transaction fee or service charges to tender your securities.

Q:	If the U.S. Offer is completed and my OJSC VimpelCom shares or OJSC VimpelCom ADSs are accepted, how will I receive my DRs or cash consideration?

A:	Subject to the terms and conditions of the Offers, upon our acceptance for exchange of OJSC VimpelCom shares or OJSC VimpelCom ADSs and deposit with The Bank of New York Mellon (referred to in this prospectus as the DR depositary) of the applicable number of our shares to be represented by DRs that will be issued in the Offers (which, in most cases, shall occur no later than three business days following our announcement of the successful completion of the Offers), the U.S. exchange agent will deliver the applicable number of DRs to the tendering holders of OJSC VimpelCom shares or OJSC VimpelCom ADSs in the following manner: (i) if you tendered your OJSC VimpelCom ADSs by means of DTC’s book-entry confirmation facilities, the U.S. exchange agent will deliver the applicable number of DRs to DTC, which will further allocate the appropriate number of DRs to the account of the DTC participant who tendered OJSC VimpelCom ADSs on your behalf in the U.S. Offer, or (ii) if you tendered your OJSC VimpelCom shares or OJSC VimpelCom ADSs to the U.S. exchange agent by means of physical delivery of share acceptance form and share transfer order or an ADS letter of transmittal and Receipts, if applicable, the U.S. exchange agent will cause the applicable number of DRs in “uncertificated” form to be registered in your name (or your nominee’s name), and you or your nominee will receive a direct registration system statement (referred to in this prospectus as a DRS statement) confirming that registration.

If you elect to receive cash consideration in lieu of DRs, we will pay an amount equal to the number of OJSC VimpelCom shares or OJSC VimpelCom ADSs you tendered multiplied by 0.01 Russian roubles or 0.0005 Russian roubles, respectively, in cash without interest (and less any amounts required to be deducted and withheld under any applicable law), promptly following our announcement of the successful completion of the Offers. Your cash consideration will be converted into U.S. dollars on the date that the custodian for the U.S. exchange agent confirms receipt of the Russian roubles at the then prevailing spot market rate for the exchange of Russian roubles into U.S. dollars and the proceeds, if any, net of fees and expenses incurred and any applicable taxes, will be distributed to you. Under no circumstances will interest be paid on the cash to be received. It is possible that the currency conversion and related transaction expenses could exceed the cash we will pay, so it is possible that you will not receive any distribution if you elect to receive cash consideration.

Q:	After I tender my OJSC VimpelCom shares or OJSC VimpelCom ADSs into the U.S. Offer, may I change my mind and withdraw them?

A:	Yes. You may withdraw your OJSC VimpelCom shares or OJSC VimpelCom ADSs any time before the expiration of the U.S. Offer, but you will not be permitted to withdraw your tendered securities during the period between the expiration of the U.S. Offer and our announcement of the successful completion or termination of the Offers. We intend to announce whether the Offers have been successfully completed or terminated not later than the business day following the expiration of the Russian Offer acceptance period.

Q:	How do I withdraw previously tendered OJSC VimpelCom shares or OJSC VimpelCom ADSs?

A:	If you have tendered OJSC VimpelCom shares or OJSC VimpelCom ADSs to the U.S. exchange agent, in order to effectively withdraw them, you must deliver a signed written notice of withdrawal to the U.S. exchange agent at one of its addresses set forth on the back cover of this prospectus. If you have tendered OJSC VimpelCom ADSs by book-entry transfer, you need to contact the agent who tendered your OJSC VimpelCom ADSs to make the withdrawal in accordance with DTC procedures.

See “The Offers – Withdrawal Rights” for more information about the procedures for withdrawing your previously tendered OJSC VimpelCom shares or OJSC VimpelCom ADSs.

Q:	When will I be notified of the results of the Offers?

A:	Unless the initial period is extended, we expect to make a public announcement on or immediately after April 21, 2010, which is the business day following the expiration of the Russian Offer acceptance period, and we will announce whether (i) the conditions of the Offers have been satisfied or (to the extent permitted by applicable law) waived and all tendered securities have been accepted for exchange, or (ii) the Offers are terminated as a result of the conditions to the Offers not having been satisfied or (to the extent permitted by applicable law) waived and all tendered securities will be returned.

Q:	What happens if the Offers are not completed?

A:	If the U.S. Offer is not completed, then promptly following the announcement that the U.S. Offer has not been completed:

•	if you tendered OJSC VimpelCom shares, the U.S. exchange agent will destroy your share acceptance form and share transfer order and your acceptance of the U.S. Offer will be considered withdrawn;

•	if you tendered your OJSC VimpelCom ADSs by delivering an ADS letter of transmittal together with Receipts evidencing your OJSC VimpelCom ADSs, your Receipts evidencing your OJSC VimpelCom ADSs will be returned to you and the U.S. exchange agent will destroy your ADS letter of transmittal; and

•	if you tendered your OJSC VimpelCom ADSs by book-entry transfer, such OJSC VimpelCom ADSs will be credited to the account maintained at DTC from which the OJSC VimpelCom ADSs were tendered.

Under no circumstances will interest be paid on the exchange of OJSC VimpelCom shares or OJSC VimpelCom ADSs, regardless of any delay in making the exchange or any extension of the Offers.

Q:	Under Russian law, will OJSC VimpelCom shareholders be able to exercise any buy-out rights when more than 95.0% of OJSC VimpelCom’s outstanding shares are tendered into the Russian Offer?

A:	No. Under Russian law, unless pre-empted as described below, if an acquirer purchases more than 95.0% of a Russian company’s shares, the remaining shareholders have buy-out rights, which are rights that require the acquirer to purchase shares for cash at a value determined by law, as further described under “The Offers – Effects of the Offers and the Russian Squeeze-out Proceedings – Buy-out Right.” In order for shareholders to be able to exercise their buy-out rights upon completion of the Russian Offer, we must first provide shareholders with a notice of their right to sell their OJSC VimpelCom common shares to us. Under the applicable Russian rules, we have 35 days from the time we acquire more than 95.0% of OJSC VimpelCom’s outstanding shares to serve this notice. Instead of sending a buy-out right notice, we intend to initiate a squeeze-out procedure by providing any remaining OJSC VimpelCom shareholders with a squeeze-out demand notice. We intend to deliver the squeeze-out demand notice within such 35-day period, effectively pre-empting any buy-out rights that would otherwise arise as a consequence of more than 95.0% of OJSC VimpelCom’s outstanding shares being tendered into the Russian Offer. If we fail to deliver either a buy-out right notice or a squeeze-out demand notice within the above-mentioned 35-day period, shareholders will become entitled to exercise their buy-out rights without receiving a buy-out right notice from us. For more information about the squeeze-out process and the buy-out process, see “The Offers – Effects of the Offers and the Russian Squeeze-out Proceedings.”

Q:	Who can answer my questions?

A:	You can contact the information agent, Innisfree M&A Incorporated, at the contact details set forth on the back cover of this prospectus.

PROSPECTUS SUMMARY

Unless the context otherwise requires, references to “we,” “us” or “our” refer to VimpelCom Ltd. For a more complete description of terms that are used in this summary, see “The Offers – The U.S. Offer and the Russian Offer.” This summary highlights selected information from this prospectus but may not contain all of the information that may be important to you. Accordingly, we encourage you to read carefully this entire prospectus and any documents incorporated by reference into this prospectus to understand the U.S. Offer fully before you make a decision as to whether to tender your OJSC VimpelCom shares or OJSC VimpelCom ADSs. You may obtain the information incorporated by reference into this prospectus without charge by following the instructions in the section entitled “Additional Information for Securityholders – Where You Can Find More Information.”

The Companies

OJSC VimpelCom

OJSC VimpelCom is a telecommunications operator providing voice and data services through a range of mobile, fixed and broadband technologies. The OJSC VimpelCom group of companies includes companies operating in the Russian Federation, the Republic of Kazakhstan, Ukraine, the Republic of Uzbekistan, the Republic of Armenia, the Republic of Tajikistan and Georgia, as well as in the Socialist Republic of Vietnam and the Kingdom of Cambodia, covering territory with a total population of approximately 340.0 million. With OJSC VimpelCom’s February 2008 acquisition of Golden Telecom, a leading provider of fixed-line telecommunications and Internet services in Russia, OJSC VimpelCom transformed itself into a leading integrated telecommunications provider in Russia and the Commonwealth of Independent States (referred to in this prospectus as the CIS). OJSC VimpelCom operates its telecommunications services primarily under the ‘Beeline’ brand name. OJSC VimpelCom’s registered legal address is at 8 Marta Street, 10, bldg. 14, Moscow 127083, Russia, and its business telephone number is +7 495 725 0700.

As of December 31, 2009, OJSC VimpelCom’s total number of active mobile subscribers in Russia, the other countries of the CIS, Georgia and Cambodia was approximately 64.6 million (including approximately 50.9 million in Russia, 6.1 million in Kazakhstan, 3.5 million in Uzbekistan, 2.0 million in Ukraine, 0.5 million in Armenia, 0.7 million in Tajikistan and 0.4 million in Georgia). As of December 31, 2009, OJSC VimpelCom had approximately 2.3 million fixed and mobile broadband subscribers.

OJSC VimpelCom’s net operating revenues decreased by 14.0%, or US$1,414.0 million, from US$10,116.9 million for the year ended December 31, 2008 to US$8,702.9 million for the year ended December 31, 2009.

The following table describes OJSC VimpelCom’s shareholder structure as of December 31, 2009:

Shareholder	Common Shares	% of Common Shares	Preferred Shares	Total Voting Shares	% of Voting Shares
Alfa Group	18,964,799	37.0%	6,426,600	25,391,399	44.0%
Telenor	17,254,579	33.6%	—	17,254,579	29.9%
Treasury stock (1)	566,443	1.1%	—	566,443	1.0%
Free float (2)	14,495,201	28.3%	—	14,495,201	25.1%

Total	51,281,022	100%	6,426,600	57,707,622	100%

(1)	Treasury stock represents shares held by a subsidiary of OJSC VimpelCom in connection with OJSC VimpelCom’s employee stock option plan.
(2)	Free float consists primarily of OJSC VimpelCom common shares held by the custodian for the Bank of New York Mellon, the depositary bank for OJSC VimpelCom’s ADS program.

Kyivstar

Kyivstar is one of the leading providers of mobile telecommunications services in Ukraine and, as of December 31, 2009, had approximately 22.0 million subscribers (source: AC&M). Kyivstar was incorporated on September 3, 1997 in Kyiv. Kyivstar is involved in the design, construction and operation of a dedicated mobile telecommunications network and offers its subscribers a range of basic and supplementary mobile voice, roaming and value added services, and limited non-mobile services. Kyivstar operates in Ukraine through six branches located in Kyiv, Dnipropetrovsk, Odesa, Kharkiv, Lviv and Simferopol. Kyivstar’s registered legal address is 51 Chervonozoryanyy Avenue, Kyiv 03110, Ukraine; the address of its head office and principal place of business is 53 Degtyarivska Street, Kyiv 03113, Ukraine, and its business telephone number is +38 044 466 0466.

Kyivstar provides general packet radio services (referred to in this prospectus as GPRS) throughout its coverage territory in Ukraine, as well as international GPRS-roaming in 146 countries and territories. Kyivstar’s network currently covers all cities and approximately 28,000 villages, all the main national and regional roads, and a majority of the sea and river coasts of Ukraine. In March 2010, Kyivstar launched fixed broadband services in seven cities, covering approximately 4,000 residential buildings.

Kyivstar’s revenues decreased by 8.8%, or UAH 1,120.6 million, from UAH 12,711.1 million for the year ended December 31, 2008 to UAH 11,590.5 million for the year ended December 31, 2009.

Telenor presently owns 56.5% of Kyivstar’s share capital through its wholly owned subsidiary, Telenor Mobile Communications AS, and Alfa Group presently owns 43.5% of Kyivstar’s share capital indirectly through its wholly owned subsidiary, Storm LLC.

VimpelCom Ltd.

VimpelCom Ltd. was formed on June 5, 2009, as New Spring Company Ltd., before changing its name to VimpelCom Ltd. on October 1, 2009. We are jointly owned and controlled by Altimo Holdings & Investments Ltd. and Telenor East Invest AS, each of which owns 13,000,100 of our ordinary voting shares, all of which will be repurchased and cancelled on the completion date of the Offers and the Kyivstar Share Exchange (referred to in this prospectus as the Closing Date). Altimo and Telenor East Invest together own 100% of our outstanding share capital. We have not engaged in any business, and we do not have any current material obligations. We have one, wholly owned subsidiary, VimpelCom Amsterdam B.V., a Dutch company.

The Transactions

Contingent upon the successful completion of the Offers, Altimo and Telenor will cause their respective subsidiaries to contribute all of their ownership interests in Kyivstar’s outstanding shares to VimpelCom Holdings B.V., a Dutch special purpose company that is presently jointly owned by Altimo and Telenor, in exchange for newly issued shares of VimpelCom Holdings. Immediately upon receipt of these VimpelCom Holdings shares, Altimo and Telenor will cause their respective subsidiaries to contribute all of these shares to VimpelCom Ltd. in exchange for newly issued VimpelCom Ltd. common shares. In this prospectus, we refer to this series of transactions as the Kyivstar Share Exchange, and we refer to the series of transactions contemplated by and ancillary to the successful completion of the Offers and the Kyivstar Share Exchange as the Transactions. As a consequence of the Transactions:

•	VimpelCom Ltd. will indirectly own 100% of VimpelCom Holdings, which will, in turn, own (directly or indirectly) 100% of Kyivstar’s outstanding shares.

•

VimpelCom Ltd. will own more than 95.0% of the outstanding shares of OJSC VimpelCom upon the successful completion of the Offers. If fewer than 100% of OJSC VimpelCom’s outstanding shares (including OJSC VimpelCom common shares represented by OJSC VimpelCom ADSs) are tendered into the Offers, VimpelCom Ltd. intends to commence compulsory squeeze-out proceedings in accordance with Russian law to acquire any remaining OJSC VimpelCom shares or OJSC VimpelCom ADSs, as further discussed under “The Offers – Effects of the Offers and the Russian Squeeze-out Proceedings,” so that VimpelCom Ltd. will become the 100% owner of OJSC VimpelCom upon successful completion of such squeeze-out proceedings. When VimpelCom Ltd. successfully acquires all of OJSC VimpelCom’s outstanding shares, it will transfer all but one of these shares to VimpelCom Holdings.

•	VimpelCom Ltd.’s outstanding shares will be held in the proportions and by the holders as indicated in the diagram below.

*	Following the successful completion of the Offers, assuming all existing OJSC VimpelCom shareholders participate fully in the Offers and elect to receive only DRs.

VimpelCom Ltd.’s Strategy and Reasons for the Offers

Upon completion of the Transactions, VimpelCom Ltd. will be a leading mobile operator in Russia, Ukraine and the CIS, with a significant presence in Southeast Asia. In the short-term, we will optimize and further strengthen our strategic position, pursue operational improvements and efficiencies in our core markets and develop our recently launched or newly-acquired operations. In the medium and longer term, we will explore expansion opportunities in other emerging markets where we see significant value creation potential. Our overall goal and objective will be to generate returns for our shareholders and to pay regular and meaningful dividends.

We believe that the Transactions will, among other things:

•

create a leading emerging markets mobile operator, improving OJSC VimpelCom’s and Kyivstar’s positions in their existing markets, enabling them to take advantage of attractive opportunities for in-market consolidation and raising the overall profile of the combined group among its peers and competitors;

•	strengthen OJSC VimpelCom’s and Kyivstar’s strategic profiles;

•	enable OJSC VimpelCom and Kyivstar to be managed on a unified basis, with the potential for operational improvements and efficiencies; and

•	align the interests of all shareholders of OJSC VimpelCom and Kyivstar by resolving outstanding disputes between shareholders and creating a basis for an improved corporate and governance structure.

The Terms and Conditions of the U.S. Offer

General	We are making an offer to acquire all, and in any event more than 95.0%, of OJSC VimpelCom’s outstanding shares, including OJSC VimpelCom common shares represented by OJSC VimpelCom ADSs, through two separate offers:

•	a U.S. Offer made pursuant to this prospectus to all U.S. holders of OJSC VimpelCom shares and to all holders of OJSC VimpelCom ADSs, wherever located; and

•	a Russian Offer made pursuant to a Russian offer document to all holders of OJSC VimpelCom shares, wherever located,

in each case, if and to the extent, pursuant to the local laws and regulations applicable to such holders, such holders are permitted to participate in the relevant Offers. The Offers are being conducted simultaneously, although the U.S. Offer acceptance period will expire three business days prior to the Russian Offer acceptance period, and the Offers will have substantially the same terms, and completion of the Offers is subject to substantially the same conditions.

The U.S. Offer	We are offering to exchange:

•	for each OJSC VimpelCom ADS, one common DR;

•	for each OJSC VimpelCom common share, 20 common DRs; and

•	for each OJSC VimpelCom preferred share, 20 preferred DRs.

In addition, under the applicable Russian voluntary tender offer rules, we are required to offer a cash alternative to the DRs, which may be a nominal cash amount. Therefore, in the U.S. Offer we are also offering, as an alternative to the DRs, 0.01 Russian roubles (equal to approximately US$0.0003) for each OJSC VimpelCom common share or OJSC VimpelCom preferred share and 0.0005 Russian roubles (equal to approximately US$0.000017) for each OJSC VimpelCom ADS. We do not recommend that you elect to receive the cash consideration that we are required to offer for the OJSC VimpelCom shares or OJSC VimpelCom ADSs as an alternative to the DRs, as further discussed under “The Offers – Terms and Conditions of the Offers” in this prospectus.

Expiration Date	The U.S. Offer will expire at 5:00 p.m. New York City time on April 15, 2010, unless it is extended. We do not currently intend to extend the expiration date of the U.S. Offer. You should be aware that the book-entry transfer facilities Euroclear and Clearstream will establish their own earlier cut-off times and dates for receipt of instructions to ensure that those instructions will be timely received by DTC.

Withdrawal	You may withdraw the tender of your OJSC VimpelCom shares or OJSC VimpelCom ADSs at any time prior to the expiration date of the

U.S. Offer, but you will not be permitted to withdraw your tendered securities during the period between the expiration of the U.S. Offer and our announcement of the successful completion or termination of the Offers. We intend to announce whether the Offers have been successfully completed or terminated not later than the business day following the expiration of the Russian Offer acceptance period. We will return to you any of your OJSC VimpelCom shares or OJSC VimpelCom ADSs that are not accepted for any reason for exchange, at no cost to you, promptly after our announcement of the successful completion or termination of the U.S. Offer, as further discussed under “The Offers – Withdrawal Rights.”

Appraisal Rights	There are no appraisal rights in connection with the Offers, as further described under “The Offers – Appraisal Rights.”

Conditions to the Offers	The Offers are subject to a minimum tender of more than 95.0% of OJSC VimpelCom’s outstanding shares, including those represented by OJSC VimpelCom ADSs. In addition, the Offers are subject to other conditions and regulatory approvals, as further discussed under “The Offers – Terms and Conditions of the Offers – Conditions to Completing the U.S. Offer” and “The Offers – Regulatory Matters.”

Procedures for Tendering OJSC

VimpelCom shares or OJSC

VimpelCom ADSs	If you wish to tender your OJSC VimpelCom shares in the U.S. Offer, you should deliver a properly completed and duly executed share acceptance form, together with a properly completed and duly executed original share transfer order, to the U.S. exchange agent before the expiration of the U.S. Offer acceptance period. If your OJSC VimpelCom shares are registered in the name of a custodian, you should instruct your custodian to tender the OJSC VimpelCom shares in the U.S. Offer on your behalf.

If you are a registered holder of OJSC VimpelCom ADSs (that is, if you hold on the books of the OJSC VimpelCom ADS depositary), you may tender your OJSC VimpelCom ADSs to the U.S. exchange agent by completing and executing the ADS letter of transmittal and delivering it, together with the Receipts evidencing your OJSC VimpelCom ADSs and any other documents specified in the ADS letter of transmittal, to the U.S. exchange agent before the expiration of the U.S. Offer acceptance period. If you hold your OJSC VimpelCom ADSs in the OJSC VimpelCom Global BuyDIRECT Plan, you must sign and deliver an ADS letter of transmittal as described above, but you do not need to deliver a Receipt evidencing your OJSC VimpelCom ADSs.

If you hold your OJSC VimpelCom ADSs in book-entry form in a brokerage or custodian account through an agent or other financial intermediary, you will need to instruct your agent or other intermediary to: (i) tender OJSC VimpelCom ADSs on your behalf before the expiration date through the facilities of DTC; and (ii) make a book-entry transfer of the applicable OJSC VimpelCom ADSs to the account established by the U.S. exchange agent at DTC for the purpose of receiving these transfers.

By signing, or agreeing to be bound by, the share acceptance form or the ADS letter of transmittal, you, your agent or other intermediary on your behalf, will represent to and agree with us that, among other things: (i) you accept the U.S. Offer, (ii) subject to your withdrawal rights, your acceptance is irrevocable, (iii) unless you withdraw your OJSC VimpelCom shares or OJSC VimpelCom ADSs, you are irrevocably appointing the U.S. exchange agent as your attorney-in-fact, (iv) you or your agent or other intermediary hold title to the OJSC VimpelCom shares or OJSC VimpelCom ADSs being tendered in the U.S. Offer, (v) you have full power, authority and capacity under applicable law to accept the U.S. Offer, (vi) if you are tendering your OJSC VimpelCom shares, you are a U.S. holder, (vii) we will acquire good and unencumbered title to the tendered OJSC VimpelCom shares or OJSC VimpelCom ADSs, and (viii) you will ratify each and every act which may be done or performed by us, as permitted under the terms of the U.S. Offer.

If you are a broker-dealer and receive our DRs for your own account in exchange for OJSC VimpelCom shares or OJSC VimpelCom ADSs that you acquired as a result of market-making or other trading activities, you must represent to us that you will deliver a prospectus, as required by law, in connection with any resale or other transfer of such DRs.

If you are not acquiring our DRs in the ordinary course of your business, or if you are engaged in, or intend to engage in, or have an arrangement or understanding with any person to participate in, a distribution of our DRs, or if you are one of our affiliates, then you cannot rely on the positions and interpretations of the SEC’s staff with respect to the U.S. Offer, and you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale or other transfer of our DRs.

Additional information about the delivery procedures is set forth in this prospectus under “The Offers – Procedures for Tendering.”

Special Procedures for Beneficial Owners	If you are a U.S. beneficial owner of OJSC VimpelCom shares or OJSC VimpelCom ADSs that are held in the name of a financial intermediary, such as a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender those OJSC VimpelCom shares or OJSC VimpelCom ADSs in the U.S. Offer, you should contact such person promptly and instruct such person to tender those OJSC VimpelCom shares or OJSC VimpelCom ADSs on your behalf.

No Guaranteed Delivery Procedures	We are not providing guaranteed delivery procedures; therefore, holders of OJSC VimpelCom ADSs may not accept the U.S. Offer by delivering a notice of guaranteed delivery. The only method for accepting the U.S. Offer is pursuant to the procedure described under “The Offers – Procedures for Tendering – Procedures for Tendering OJSC VimpelCom ADSs.”

Consequences of Failure to Exchange	If you fail to exchange your OJSC VimpelCom shares or your OJSC VimpelCom ADSs, you will continue to own your OJSC VimpelCom shares or OJSC VimpelCom ADSs in their current form. We intend to cause OJSC VimpelCom to delist the OJSC VimpelCom ADSs from the NYSE and cease trading of the OJSC VimpelCom common shares on the Russian Trading System. The absence of an active trading market will reduce the liquidity and market value of your OJSC VimpelCom ADSs and OJSC VimpelCom shares. In addition, if the Offers are successfully completed, we intend to commence compulsory squeeze-out proceedings in accordance with Russian law to acquire any remaining OJSC VimpelCom shares and OJSC VimpelCom ADSs, as further discussed under “The Offers – Effects of the Offers and the Russian Squeeze-out Proceedings.”

U.S. and Dutch Tax Consequences	The exchange of OJSC VimpelCom shares or OJSC VimpelCom ADSs for DRs in the U.S. Offer will not be a taxable event for United States and Dutch tax purposes, as further discussed under “Material Tax Consequences – U.S. Federal Income Tax Consequences” and “Material Tax Consequences – Dutch Tax Consequences.”

Use of Proceeds	We will not receive any cash proceeds from the issuance of DRs in the U.S. Offer.

U.S. Exchange Agent	The Bank of New York Mellon, acting through its affiliate BNY Mellon Shareowner Services, whose address and telephone number are set forth in the section “The Offers – Procedures for Tendering – U.S. Exchange Agent.”

Information Agent	Innisfree M&A Incorporated, whose address and telephone number are set forth on the back cover of this prospectus.

Risk Factors

In deciding whether to tender your OJSC VimpelCom shares or OJSC VimpelCom ADSs, you should carefully consider the risks described under “Risk Factors.”

SUMMARY HISTORICAL FINANCIAL DATA AND UNAUDITED PRO FORMA FINANCIAL INFORMATION

Summary Historical Financial Data

The following information is provided to aid you in your analysis of the financial aspects of the Offers and the Kyivstar Share Exchange. This historical financial data is only a summary, derived from the financial information of OJSC VimpelCom and Kyivstar, discussed above. You should read this summary historical financial data in conjunction with the financial information of OJSC VimpelCom, incorporated by reference or included elsewhere in this prospectus, and the financial information of Kyivstar included elsewhere in this prospectus, and all related notes to such financial information, together with the related Management’s Discussion and Analysis of Financial Condition and Results of Operations prepared by OJSC VimpelCom’s management and incorporated by reference or included below under “Information about OJSC VimpelCom – Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Management’s Discussion and Analysis of Financial Condition and Results of Operations prepared by Kyivstar’s management and included below under “Information about Kyivstar – Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The following tables also present adjusted OIBDA and adjusted OIBDA margin, which are key financial and operating performance measures that OJSC VimpelCom uses in its business, and that we will use in our business. Adjusted OIBDA and adjusted OIBDA margin are not calculated or presented in accordance with U.S. GAAP or IFRS. We explain these measures below under “– Non-GAAP Measures” and reconcile them to their most directly comparable financial measures, calculated and presented in accordance with U.S. GAAP, in respect of OJSC VimpelCom, and IFRS, as issued by the IASB, in respect of Kyivstar.

Summary Historical Consolidated Financial Data of OJSC VimpelCom

The following financial data present a summary of OJSC VimpelCom’s historical consolidated financial information as of December 31, 2005, 2006, 2007, 2008 and 2009, and for the years then ended, which are derived from the OJSC VimpelCom Financial Statements and their related notes and other OJSC VimpelCom audited consolidated financial statements and related notes. The financial data set forth below has been prepared in accordance with U.S. GAAP and should be read in conjunction with the OJSC VimpelCom Financial Statements and their related notes, the information included below under “Information about OJSC VimpelCom – Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and OJSC VimpelCom’s Annual Report on Form 20-F/A (Amendment No. 2) for the financial year ended December 31, 2008, filed with the SEC on March 18, 2010 (referred to in this prospectus as the OJSC VimpelCom 2008 Annual Report).

	Years Ended December 31,
	2005	2006	2007	2008	2009
	(US$ in millions, except per share and ADS amounts)
Consolidated income statement data:
Net operating revenues	3,211.1	4,868.0	7,171.1	10,116.9	8,702.9
Operating income	978.0	1,397.3	2,206.2	2,536.0	2,578.4
Net income	618.5	819.6	1,526.5	587.3	1,117.3
Net income margin (1)	19.3%	16.8%	21.3%	5.8%	12.8%
Net income attributable to OJSC VimpelCom	615.1	811.5	1,462.7	524.3	1,121.8

Weighted average common shares outstanding (millions)	51.1	50.9	50.8	50.7	50.6
Net income attributable to OJSC VimpelCom per common share	12.05	15.94	28.78	10.32	21.71
Net income attributable to OJSC VimpelCom per ADS equivalent (2)	0.60	0.80	1.44	0.52	1.09

Weighted average diluted shares (millions)	51.1	50.9	50.8	50.7	50.7
Diluted net income attributable to OJSC VimpelCom per common share (3)	12.04	15.93	28.78	10.32	21.69
Diluted net income attributable to OJSC VimpelCom per ADS equivalent (3)	0.60	0.79	1.44	0.52	1.08
Dividends per share	—	—	6.47	11.46	6.30
Dividends per ADS equivalent	—	—	0.32	0.57	0.31

(1)	Represents net income as a percentage of net operating revenues.
(2)

Each OJSC VimpelCom ADS is equivalent to one-twentieth of one share of OJSC VimpelCom common stock. On November 22, 2004, OJSC VimpelCom changed the ratio of its ADSs traded on the NYSE from four OJSC VimpelCom ADSs for three OJSC VimpelCom common shares to four OJSC VimpelCom ADSs for one OJSC VimpelCom common share. OJSC VimpelCom ADS holders of record as at the close of business on November 19, 2004, received two additional OJSC VimpelCom ADSs for every OJSC VimpelCom ADS held. On August 8, 2007, OJSC VimpelCom changed the ratio of its ADSs traded on the NYSE from four OJSC VimpelCom ADSs for one OJSC VimpelCom common share to twenty OJSC VimpelCom ADSs for one OJSC VimpelCom common share. OJSC VimpelCom ADS holders of record as at the close of business on August 17, 2007, received four additional OJSC VimpelCom ADSs for every OJSC VimpelCom ADS held. All share information presented herein reflects the changes in the ratio. There were no changes to the underlying OJSC VimpelCom common shares.

(3)	Diluted net income attributable to OJSC VimpelCom per common share and per ADS equivalent includes dilution for employee stock options for the respective periods.

	As of December 31,
	2005	2006	2007	2008	2009
	(US$ in millions)
Consolidated balance sheet data:
Cash and cash equivalents	363.6	344.5	1,003.7	914.7	1,446.9
Working capital (deficit) (1)	(457.9)	(487.4)	(272.8)	(1,407.8)	(447.7)
Property and equipment, net	3,211.1	4,615.7	5,497.8	6,425.9	5,561.6
Telecommunications licenses, goodwill and other intangible assets, net	1,500.8	1,957.9	2,217.5	5,124.6	4,527.3
Total assets	6,307.0	8,436.5	10,568.9	15,725.2	14,732.5
Total debt, including current portion (2)	1,998.2	2,489.4	2,766.6	8,442.9	7,353.0
Total liabilities	3,377.9	4,235.8	4,868.7	11,115.3	9,715.4
Redeemable noncontrolling interest	—	—	—	469.6	508.7
Total equity	2,929.2	4,200.8	5,700.2	4,140.2	4,508.5

(1)	Working capital is calculated as current assets less current liabilities.
(2)

Includes bank loans, Russian rouble-denominated bonds, equipment financing and capital lease obligations for all periods presented. Subsequent to December 31, 2008, there have been a number of additional changes in certain of OJSC VimpelCom’s outstanding indebtedness. For information regarding these changes, see Management’s Discussion and Analysis of Financial Condition and Results of Operations prepared by OJSC VimpelCom’s management and included below under “Information about OJSC VimpelCom – Liquidity and Capital Resources – Financing Activities.”

	Years Ended December 31,
	2007	2008	2009
	(Unaudited, US$ in millions, except percentages)
Non-GAAP measures (1):
Adjusted OIBDA	3,596.7	4,859.9	4,272.5
Adjusted OIBDA margin(2)	50.2%	48.0%	49.1%

(1)	See “– Non-GAAP Measures” below.
(2)	Represents adjusted OIBDA as a percentage of net operating revenues.

Summary Historical Consolidated Financial Data of Kyivstar

The following financial data present a summary of Kyivstar’s historical condensed consolidated financial information as of December 31, 2006, 2007, 2008 and 2009, and for the four years then ended, are derived from the Kyivstar Financial Statements, which have been audited by Ernst & Young Audit Services LLC, and other Kyivstar audited consolidated financial statements and related notes. The financial data set forth below has been prepared in accordance with IFRS, as issued by the IASB, and should be read in conjunction with Kyivstar’s consolidated financial statements and their related notes included in the Kyivstar Financial Statements, as well as the Management’s Discussion and Analysis of Financial Condition and Results of Operations prepared by Kyivstar’s management and included below under “Information about Kyivstar – Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Years Ended December 31,
	2006	2007	2008	2009
	(UAH in millions, except per share amounts)
Consolidated income statement data:
Revenues	8,638.7	10,923.7	12,711.1	11,590.5
Operating income (1)	3,871.4	4,807.9	5,802.0	4,498.5
Profit for the period	2,754.5	3,521.9	5,073.5	3,685.4
Profit margin (2)	31.9%	32.2%	39.9%	31.8%
Weighted average common shares outstanding (millions)	10,687.4	10,687.4	10,687.4	10,687.4
Earnings per share	257.7	329.5	474.7	344.8
Dividends declared per share (3)	—	—	323.8	608.2

(1)

Operating income is calculated as revenues less: costs of materials and traffic charges, salaries and personnel costs, other operating expenses, other income and expense, depreciation and amortization, and impairment losses.

(2)	Represents profit for the period as a percentage of revenues.
(3)	Includes the amount of dividends declared, but not necessarily paid, during the period.

	Years Ended December 31,
	2006	2007	2008	2009
	(UAH in millions)
Consolidated balance sheet data:
Cash and cash equivalents	2,598.9	4,611.7	5,068.4	1,210.4
Working capital (1)	1,403.2	1,643.4	3,434.6	1,278.6
Property and equipment, net	6,236.9	6,603.4	6,883.8	6,349.0
Intangible assets	1,316.4	1,390.4	1,205.1	1,080.6
Total assets	11,023.4	14,501.7	17,428.3	10,720.5
Interest bearing loans and borrowings, including current portion	2,581.8	2,280.4	985.1	51.9
Total liabilities	4,365.4	4,321.7	5,634.9	1,741.7
Total equity	6,658.0	10,179.9	11,793.4	8,978.8

(1)	Working capital is calculated as current assets less current liabilities.

	Years Ended December 31,
	2007	2008	2009
	(Unaudited, UAH in millions, except percentages)
Non-GAAP measures (1):
Adjusted OIBDA	6,373.9	7,521.2	6,370.8
Adjusted OIBDA margin(2)	58.4%	59.2%	55.0%

(1)	See “– Non-GAAP Measures” below.
(2)	Represents adjusted OIBDA as a percentage of revenues.

Summary Unaudited Pro Forma Condensed Combined Financial Information

The following summary unaudited pro forma condensed combined financial information of VimpelCom Ltd. is being provided to give a better understanding of what VimpelCom Ltd.’s results of operations and financial position might have looked like had the Offers and the Kyivstar Share Exchange (referred to in this prospectus as the pro forma adjustment transactions) occurred on an earlier date. This information does not purport to indicate the results that actually would have been obtained had the pro forma adjustment transactions been completed on the dates indicated, nor does this information purport to indicate the results which may be realized in the future. You should not rely on the following information as being indicative of the historical results that OJSC VimpelCom and Kyivstar would have had or the future results that we will experience after actual completion of the Transactions. For the full unaudited pro forma condensed combined financial information of VimpelCom Ltd., see “OJSC VimpelCom and Kyivstar Unaudited Pro Forma Condensed Combined Financial Information – Unaudited Pro Forma Condensed Combined Financial Information.”

The following presentation includes pro forma adjusted OIBDA and pro forma adjusted OIBDA margin, which are key financial and operating performance measures that we intend to use in our business. Pro forma adjusted OIBDA and pro forma adjusted OIBDA margin are not calculated or presented in accordance with U.S. GAAP or IFRS. We explain these measures below under “– Non-GAAP Measures” and reconcile them to their most directly comparable pro forma financial measures, calculated and presented in accordance with U.S. GAAP.

The unaudited pro forma condensed combined financial information does not include any historical data for VimpelCom Ltd. because it has not conducted any business during the periods presented.

The summary unaudited pro forma condensed combined financial information gives effect to the Transactions as transactions to be accounted for under the acquisition method of accounting in accordance with Accounting Standards Codification, Topic 805, Business Combinations (referred to in this prospectus as ASC 805). In accordance with ASC 805, OJSC VimpelCom will be considered the accounting acquirer of VimpelCom Ltd., and VimpelCom Ltd., as the accounting successor to OJSC VimpelCom, will be the acquirer of Kyivstar. The summary unaudited pro forma condensed combined financial information is prepared in accordance with U.S. GAAP, is presented in U.S. dollars and has been derived from and should be read in conjunction with “OJSC VimpelCom and Kyivstar Unaudited Pro Forma Condensed Combined Financial Information,” as well as the OJSC VimpelCom Financial Statements, prepared in accordance with U.S. GAAP, the Kyivstar Financial Statements, prepared in accordance with IFRS, as issued by the IASB, and presented in Ukrainian hryvnia.

The pro forma adjustments to the summary unaudited pro forma condensed combined financial information are limited to those that are (1) directly attributable to the pro forma adjustment transactions, (2) factually supportable, and (3) with respect to the statements of income, expected to have a continuing impact on the combined results. The summary unaudited pro forma condensed combined financial information does not reflect, for example:

•	any integration costs that may be incurred as a result of the implementation of our strategy;

•	any debt that may be incurred in connection with the Squeeze-out;

•	any synergies, operating efficiencies or cost savings that may result from implementation of our strategy;

•	any benefits that may be derived from our growth prospects; or

•	any changes in rates for services or exchange rates subsequent to the dates of the unaudited pro forma condensed combined financial information.

We have not commenced or implemented any integration initiatives or actions with respect to either OJSC VimpelCom or Kyivstar. Accordingly, additional liabilities may be incurred in connection with the implementation of our strategy for the combined companies or the completion of the Transactions.

For purposes of the unaudited pro forma condensed combined financial information, we have assumed that all OJSC VimpelCom shareholders will participate fully in the Offers and will elect to receive DRs. If less than 100% of OJSC VimpelCom shares are tendered into the Offers, we will commence the Squeeze-out to acquire all remaining shares for cash, as described under “The Offers – Effects of the Offers and the Russian Squeeze-out Proceedings.” The total amount of cash required to acquire the remaining OJSC VimpelCom shares in the Squeeze-out could be approximately US$1,000.0 million, based on the assumptions and subject to the caveats discussed in Note 3 to the unaudited pro forma condensed combined financial information under “OJSC VimpelCom and Kyivstar Unaudited Pro Forma Condensed Combined Financial Information.”

December 31, 2009
(US$ in millions, except per share and per share amounts)
Net operating revenues	10,070.8
Operating income	2,791.9
Income before income taxes	1,816.5
Net income	1,312.6
Net income margin(1)	13.0%
Net income attributable to VimpelCom Ltd.	1,317.1

Basic EPS:
Net income attributable to VimpelCom Ltd. per share	19.70
Weighted average common shares outstanding (thousand)	65,730
Net income attributable to VimpelCom Ltd. per DR equivalent	0.98

Diluted EPS:
Net income attributable to VimpelCom Ltd. per share	19.69
Weighted average diluted shares (thousand)	65,761
Net income attributable to VimpelCom Ltd. per DR equivalent	0.98

As of December 31, 2009
(US$ in millions)
Cash and cash equivalents	1,598.6
Working capital (2) (deficit)	(240.7)
Property and equipment, net	6,595.7
Intangible assets, including goodwill and software	9,422.6
Total assets	20,620.0
Total debt, including current portion	7,359.5
Total liabilities	10,349.4
Redeemable noncontrolling interest	508.7
Total equity	9,761.9

(1)	Represents net income as a percentage of net operating revenues.
(2)	Working capital is calculated as current assets less current liabilities.

December 31, 2009
(Unaudited, US$ in millions, except percentages)
Non-GAAP measures (1):
Pro forma adjusted OIBDA	5,065.7
Pro forma adjusted OIBDA margin(2)	50.3%

(1)	See “– Non-GAAP Measures” below.
(2)	Represents pro forma adjusted OIBDA as a percentage of pro forma net operating revenues.

Non-GAAP Measures

We define adjusted OIBDA as operating income before depreciation, amortization and impairment loss. OJSC VimpelCom and VimpelCom Ltd. calculate adjusted OIBDA margin as adjusted OIBDA divided by net operating revenues, expressed as a percentage, and Kyivstar calculates adjusted OIBDA margin as adjusted OIBDA divided by revenues, expressed as a percentage. Adjusted OIBDA and adjusted OIBDA margin are not U.S. GAAP or IFRS financial measures and should be considered in addition to, but not as substitutes or alternatives for, the information contained in “– Summary Historical Financial Data,” including net income, operating income or any other performance measure under either U.S. GAAP or IFRS.

OJSC VimpelCom’s management uses adjusted OIBDA and adjusted OIBDA margin as supplemental performance measures and believes that adjusted OIBDA and adjusted OIBDA margin provide useful information to investors because they are indicators of the strength and performance of OJSC VimpelCom’s business operations, including its ability to fund discretionary spending, such as capital expenditures, acquisitions and other investments, as well as indicating its ability to incur and service debt. In addition, the components of adjusted OIBDA include the key revenue and expense items for which OJSC VimpelCom’s operating managers are responsible and upon which their performance is evaluated. OJSC VimpelCom’s adjusted OIBDA calculations are commonly used by investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of OJSC VimpelCom and other companies within the telecommunications industry.

Adjusted OIBDA assists management and investors by increasing the comparability of OJSC VimpelCom’s, Kyivstar’s and our performance against the performance of other telecommunications companies that provide OIBDA or EBITDA (earnings before interest, taxes, depreciation and amortization) information. This increased comparability is achieved by excluding the potentially inconsistent effects between periods or companies of depreciation or amortization, which items may significantly affect operating income between periods. However, OJSC VimpelCom’s and Kyivstar’s adjusted OIBDA results and our pro forma adjusted OIBDA results may not be directly comparable to other companies’ reported OIBDA or EBITDA results due to variances and adjustments in the components of OIBDA (including our calculation of adjusted OIBDA) or calculation measures.

OIBDA and EBITDA are used by our competitors and are standard performance measures used in the telecommunications industry to assist investors in understanding and comparing financial and operating results. In a capital-intensive industry such as mobile telecommunications, management believes that adjusted OIBDA is useful in evaluating the performance of our business, as described above under “– Summary Unaudited Pro Forma Condensed Combined Financial Information,” because adjusted OIBDA eliminates the uneven effect of depreciation of tangible assets and amortization of intangible assets and impairment loss by eliminating potential differences caused by the age and book depreciation of fixed assets (affecting relative depreciation expenses) or early obsolescence of equipment and amortization of intangible assets (affecting relative amortization expenses). Although depreciation, amortization and impairment loss are operating costs under U.S. GAAP and IFRS, these expenses represent the non-cash current period allocation of costs associated with long-lived assets acquired in prior periods. However, a limitation of adjusted OIBDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues or the need to replace capital equipment over time.

Reconciliations of adjusted OIBDA to net income, the most directly comparable U.S. GAAP financial measure and profit for the period, the most directly comparable IFRS financial measure, are presented in the reconciliation tables below.

OJSC VimpelCom Reconciliation of Adjusted OIBDA to Net Income

	Years Ended December 31,
	2007	2008	2009
	(Unaudited, US$ in millions)
Adjusted OIBDA	3,596.7	4,859.9	4,272.5
Depreciation	(1,171.8)	(1,520.2)	(1,393.4)
Amortization	(218.7)	(361.0)	(300.7)
Impairment of long-lived assets	—	(442.7)	—

Operating income	2,206.2	2,536.0	2,578.4
Interest income	33.0	71.6	51.7
Net foreign exchange gain/(loss)	73.0	(1,142.3)	(411.3)
Interest expense	(194.8)	(495.6)	(598.5)
Equity in net gain/(loss) of associates	(0.2)	(61.0)	(35.8)
Other (expenses)/income, net	3.2	(17.4)	(32.2)
Income tax expense	(593.9)	(303.9)	(435.0)

Net income	1,526.5	587.3	1,117.3

Kyivstar Reconciliation of Adjusted OIBDA to Profit for the Period

	Years Ended December 31,
	2007	2008	2009
	(Unaudited, UAH in millions)
Adjusted OIBDA	6,373.9	7,521.2	6,370.8
Depreciation and amortization	(1,486.7)	(1,635.6)	(1,754.2)
Impairment losses	(79.2)	(83.6)	(118.1)

Operating income	4,808.0	5,802.0	4,498.5
Finance income	244.2	1,023.6	530.0
Finance costs	(304.2)	(190.5)	(38.1)
Foreign exchange (loss)/gain, net	22.7	298.4	(45.5)
Income tax expense	(1,248.7)	(1,860.0)	(1,259.5)

Profit for the period	3,521.9	5,073.5	3,685.4

VimpelCom Ltd. Reconciliation of Pro Forma Adjusted OIBDA to Pro Forma Net Income

December 31, 2009
(Unaudited, US$ in millions)
Pro forma adjusted OIBDA	5,065.7
Depreciation	(1,623.8)
Amortization	(623.4)

Depreciation and amortization	(2,247.2)
Impairment loss	(26.6)

Operating income	2,791.9
Interest income	120.3
Net foreign exchange gain/(loss)	(417.1)
Interest expense	(603.5)
Other (expenses)/income, net	(75.1)
Income tax expense	(503.9)

Net income	1,312.6

Accounting Treatment

For accounting purposes, OJSC VimpelCom will be considered the accounting acquirer of VimpelCom Ltd., and VimpelCom Ltd., as the accounting successor to OJSC VimpelCom, will be the acquirer of Kyivstar. We will account for these acquisitions using the acquisition method under U.S. GAAP. In our future consolidated financial statements, Kyivstar’s assets, liabilities and contingent liabilities will be recognized at fair value, and the excess of the cost of the acquisition over the net fair value of the assets, liabilities and contingent liabilities recognized will be recorded as goodwill. See “Background and Reasons for the Offers – Accounting Treatment” for further information about the accounting treatment.

Summary Selected Comparative Per Share Market Information of OJSC VimpelCom and Kyivstar

The OJSC VimpelCom common shares are traded on the Russian Trading System, and the OJSC VimpelCom ADSs are listed on the NYSE under the symbol “VIP.” There is no liquidity or established trading market for the OJSC VimpelCom preferred shares, nor is there any liquidity or established trading market for any securities or shares of VimpelCom Ltd. or Kyivstar, as further discussed under “Share Capital, Corporate Governance and Shareholders Rights – General” and “Information about Kyivstar – Principal Shareholders,” respectively.

Historical Share Information

The following table presents the closing market prices per OJSC VimpelCom common share on the Russian Trading System and per OJSC VimpelCom ADS on the NYSE for the following dates:

•	October 2, 2009, the last full trading day on the Russian Trading System and the NYSE prior to the public announcement of our intent to make the proposed Offers; and

•	March 23, 2010, the latest practicable trading date before the date of this prospectus.

	OJSC VimpelCom common shares		OJSC VimpelCom ADSs
	(in RUB)		(in US$)

October 2, 2009	11,800	(1)	17.94
March 23, 2010	10,800		17.61

Sources: Russian Trading System; Factiva

(1)	The last trade of OJSC VimpelCom common shares on the Russian Trading System before October 2, 2009, occurred on September 30, 2009.

See “Market Price and Dividend Information – Market Price Information” for further information about the historical prices for these securities.

MARKET PRICE AND DIVIDEND INFORMATION

Market Price Information

The following tables present the reported high and low sales prices for OJSC VimpelCom common shares as quoted on the Russian Trading System and OJSC VimpelCom ADSs as quoted on the NYSE, where they are listed under the symbol “VIP,” for the periods indicated.

	OJSC VimpelCom Common Shares (1)				OJSC VimpelCom ADSs (2)
	High		Low		High		Low
	(US$ per share)				(US$ per ADS)
Year ended December 31,
2005	US$	189.00	US$	132.00	US$	9.37	US$	6.52
2006	US$	327.00	US$	153.00	US$	16.41	US$	7.72
2007	US$	866.33	US$	310.88	US$	44.98	US$	14.79
2008	US$	835.39	US$	136.85	US$	44.39	US$	6.39
2009	US$	453.08	US$	102.13	US$	22.47	US$	4.81

Year ended December 31, 2007
First Quarter	US$	399.61	US$	300.19	US$	19.52	US$	14.79
Second Quarter	US$	463.66	US$	322.21	US$	21.68	US$	18.94
Third Quarter	US$	551.06	US$	390.07	US$	27.64	US$	19.05
Fourth Quarter	US$	896.05	US$	526.28	US$	44.98	US$	26.23

Year ended December 31, 2008
First Quarter	US$	835.39	US$	578.29	US$	44.39	US$	28.51
Second Quarter	US$	719.96	US$	548.97	US$	36.49	US$	28.88
Third Quarter	US$	537.91	US$	392.08	US$	29.20	US$	16.84
Fourth Quarter	US$	408.72	US$	136.85	US$	21.30	US$	6.39

Year ended December 31, 2009
First Quarter	US$	148.12	US$	102.13	US$	9.49	US$	4.81
Second Quarter	US$	260.66	US$	133.28	US$	14.17	US$	6.43
Third Quarter	US$	392.13	US$	156.80	US$	19.34	US$	9.63
Fourth Quarter	US$	453.08	US$	388.40	US$	22.47	US$	16.55

2009 Monthly Data
September	US$	392.13	US$	297.13	US$	19.34	US$	14.51
October	US$	414.89	US$	388.40	US$	20.81	US$	16.55
November	US$	453.08	US$	400.47	US$	22.47	US$	17.93
December	US$	446.87	US$	400.35	US$	20.30	US$	17.50

2010 Monthly Data
January	US$	420.87	US$	405.46	US$	21.30	US$	18.02
February	US$	432.65	US$	395.42	US$	20.11	US$	16.28

(1)	The price of OJSC VimpelCom common shares on the Russian Trading System has been converted to U.S. dollars at the CBR exchange rate on the date of the price indicated.
(2)

Each OJSC VimpelCom ADS represents one-twentieth of one common share. On November 22, 2004, OJSC VimpelCom announced a change in the ratio of its ADSs traded on the NYSE from four ADSs for three OJSC VimpelCom common shares to four ADSs for one OJSC VimpelCom common share. OJSC VimpelCom ADS holders as of the record date at the close of business on November 19, 2004, received two additional ADSs for every ADS held. On August 8, 2007, OJSC VimpelCom announced a change in the ratio of its ADSs traded on the NYSE from four ADSs for one OJSC VimpelCom common share to twenty ADSs for one OJSC VimpelCom common share. OJSC VimpelCom ADS holders as of the record date at the close of business on August 17, 2007, received four additional ADSs for every ADS held.

There is no established trading market or any liquidity in any securities or shares of Kyivstar or VimpelCom Ltd.

You are urged to obtain current market quotations for OJSC VimpelCom common shares and OJSC VimpelCom ADSs before making a decision with respect to the U.S. Offer. The market rates for OJSC VimpelCom common shares and OJSC VimpelCom ADSs are likely to fluctuate prior to the expiration of the U.S. Offer and cannot be predicted.

Dividend Information

OJSC VimpelCom

The following table sets forth the Russian rouble amount of dividends paid on each OJSC VimpelCom common share and the equivalent U.S. dollar amount of dividends paid on each OJSC VimpelCom ADS for the periods indicated.

Dividends paid in respect of:	Per Share of OJSC VimpelCom Common Stock (RUB)	Per OJSC VimpelCom ADS (US$)
Year ended December 31, 2006	166.88	0.32	(1)
Year ended December 31, 2007	270.01	0.57	(2)
Year ended December 31, 2008	—	—
Year ended December 31, 2009 (3)	190.13	0.31	(4)

(1)

Based on the CBR exchange rate as of the approval date, June 29, 2007, and adjusted for the change in the ratio of OJSC VimpelCom ADSs traded on the NYSE from four ADSs for one OJSC VimpelCom common share to 20 ADSs for one OJSC VimpelCom common share effective August 21, 2007.

(2)	Based on the CBR exchange rate as of the approval date, June 9, 2008, and a ratio of 20 ADSs for one OJSC VimpelCom common share.
(3)

On December 17, 2009, OJSC VimpelCom’s shareholders approved dividends in the amount of 190.13 Russian roubles per OJSC VimpelCom common share (approximately US$0.31 per OJSC VimpelCom ADS based on the CBR exchange rate as of December 17, 2009) in respect of the nine months ended September 30, 2009, payable by February 15, 2010.

(4)	Based on the CBR exchange rate as of the date of approval and a ratio of 20 OJSC VimpelCom ADSs for one OJSC VimpelCom common share.

Kyivstar

The following table sets forth the Ukrainian hryvnia amount of dividends actually paid on each Kyivstar share for the periods indicated.

Dividends paid in respect of:	Per Share Amount (UAH)
Year ended December 31, 2004 and 2005	323.75
Year ended December 31, 2006 and 2007	592.84
Year ended December 31, 2008 (1)	15.35
Year ended December 31, 2009	—

(1)	On January 13, 2010, Kyivstar’s shareholders approved dividends in the amount of UAH 71.60 per share, payable by February 28, 2010.

RISK FACTORS

In addition to the other information included in this prospectus, including the matters addressed under “Cautionary Statement Concerning Forward-Looking Statements,” you should carefully consider the following risks as well as the risk factors in Item 3 (Key Information – D. Risk Factors) from the OJSC VimpelCom 2008 Annual Report, which Item is incorporated by reference into this prospectus, before deciding whether to tender your OJSC VimpelCom shares or OJSC VimpelCom ADSs. You should also consider the other information in this prospectus and the other documents incorporated by reference into this prospectus, as further discussed under “Additional Information for Securityholders – Where You Can Find More Information.”

For purposes of describing the risks to OJSC VimpelCom and Kyivstar and the risks to the combined company, in this section only, “we” and “our” refer collectively to VimpelCom Ltd., VimpelCom Holdings, OJSC VimpelCom, Kyivstar and each of their respective subsidiaries and affiliated companies as if the Transactions had been successfully completed as of the date of this prospectus.

Risks Relating to our Business

We operate in a competitive industry, and our competitors may be more successful in attracting and retaining subscribers.

The markets in which we operate are competitive in nature, and we expect that competition, especially in the least developed markets, will continue to increase. As we expand the scope of our services, such as fixed-line residential and commercial broadband services, we anticipate that we will encounter a greater number of competitors who provide similar services. Unfavorable competitive developments could have a material adverse effect on our business. For example, during 2009, Kyivstar experienced a reduction in revenue and lost approximately 6.4% of its subscribers to lower cost, mass market operators. While Kyivstar has been attempting to address these issues with new tariff plans, such as the ‘djuice Unlim’ and ‘djuice Unlim + Music’ plans (as further discussed under “Information about Kyivstar – Tariff Plans and Payment Methods – Prepaid Tariff Plans”), we cannot assure you that such efforts will have a positive result. In the event we fail to successfully address these issues, our business, financial condition and results of operations could be materially and adversely affected.

If frequencies currently assigned to us are suspended or reassigned to other users or if we fail to obtain renewals of our frequency allocations, our overall network capacity will be constrained and our ability to expand will be limited, resulting in a loss of market share and lower revenues.

To establish and commercially launch a mobile telecommunications network, we are required to receive, among other things, frequency allocations for bandwidths within the frequency spectrums in the regions in which we operate. There are a limited number of frequencies available for mobile operators in each of the regions in which we operate or hold licenses to operate. We are dependent on access to adequate frequency allocation in each such market in order to maintain and expand our subscriber base. If frequencies are not allocated to us in the future in the quantities, with the geographic span and for time periods that would allow us to provide mobile services on a commercially feasible basis throughout all of our license areas, our business, financial condition, results of operations and prospects may be materially adversely affected. In addition, a failure to make payments for frequency allocations could result in the suspension of our frequency allocations. A loss of allocated frequency that is not replaced by other adequate allocations also could have a substantial adverse impact on our network capacity and our ability to provide mobile services. In addition, frequency allocations may be issued for periods that are shorter than the terms of our licenses, and such allocations may not be renewed in a timely manner or at all. If our frequencies are revoked or we are unable to renew our frequency allocations, our network capacity and our ability to provide mobile services would be constrained and our ability to expand limited, which could have a material adverse effect on our business, financial conditions and results of operations.

An increase in the fees for frequency spectrum usage could have a negative effect on our financial results.

The terms of our licenses require that we make payments for frequency spectrum usage. Any significant increase in the fees payable for the frequencies that we use or for additional frequencies that we need could have a negative effect on our financial results.

Our inability to secure and maintain interconnection arrangements with other telecommunications operators could have a material adverse effect on our business.

Our ability to secure and maintain interconnection agreements with other telecommunications operators is critical for our ability to provide our services. Interconnection is necessary in order to complete calls that originate on our network but terminate outside our network or that originate from outside our network and terminate on our network. If we are unable to enter into cost-effective interconnection arrangements, our ability to provide reliable and commercially attractive services to our subscribers could be hindered. In addition, we may lose our subscriber and revenue market share, which could have a material adverse effect on our business, financial condition and results of operations.

We have experienced difficulties with maintaining efficient interconnection relationships with other telecommunications operators. For example, as a result of a dispute over the interconnection fee arrangement between Kyivstar and OJSC Ukrtelecom, a Ukrainian fixed-line operator controlled by the Ukrainian government (referred to in this prospectus as Ukrtelecom), Kyivstar’s interconnection agreement with Ukrtelecom was terminated by a court order with effect from January 1, 2009. However, despite the court’s order, Kyivstar and Ukrtelecom’s networks were not disconnected, enabling their customers to continue using interconnection services. On December 2, 2009, Kyivstar and Ukrtelecom settled the dispute by entering into a new interconnection agreement, pursuant to which the parties agreed to a new interconnection arrangement for 2009 and 2010, as further described under “Information about Kyivstar – Legal and Regulatory Proceedings – Ukrtelecom Litigation.”

Failure to obtain, or delay in obtaining a 3G telecommunications license in Ukraine could place us at a competitive disadvantage.

We have in the past been unable to obtain necessary frequency allocations in order to launch telecommunications services in Ukraine using third generation mobile technologies (referred to in this prospectus as 3G). For example, Kyivstar’s application for a radio frequency license within the 1.9-2.2 billion cycles per second (referred to in this prospectus as GHz) frequency band, which it submitted together with an application for a telecommunications license to provide 3G services in Ukraine, was refused by the Ukrainian National Commission on Regulation of Communication (referred to in this prospectus as the NCRC) in 2006. Although Kyivstar challenged this refusal, the Ukrainian courts considering the case dismissed all claims brought by Kyivstar against the NCRC.

In September 2009, the NCRC made a decision to issue four 3G licenses to Ukrainian telecommunications operators, in addition to the 3G license awarded to Ukrtelecom in 2005. On September 22, 2009, the NCRC announced its decision to hold an auction for the first of these 3G licenses and, on September 29, 2009, approved the auction conditions. According to the auction conditions, these 3G licenses will be auctioned one at a time. The winner of the first auction is likely to have a time advantage of several months as compared to its competitors. As further discussed under “Information about Kyivstar – Regulation of Telecommunications in Ukraine – 3G License Tender,” on November 27, 2009, the NCRC suspended its plans to hold a tender to auction one 3G license. Kyivstar’s failure to obtain a 3G license, as well as the award of a 3G license to one of Kyivstar’s competitors would increase the competition Kyivstar faces in the provision of mobile services in Ukraine. If Kyivstar acquires a 3G license later than its competitors or pays a significantly higher price to obtain a 3G license than its competitors pay, it could be subject to significant time delays to market and increased costs in implementing its 3G network rollout. The timing and terms of future 3G license auctions in Ukraine are currently unclear.

We cannot assure you that a market for our future services will develop or that we can satisfy subscriber expectations, which could result in a significant loss of our subscriber base.

We currently offer our subscribers a number of value added services, including voice mail, call forwarding, entertainment and information services, music and data transmission services and Short Messaging Services (referred to in this prospectus as SMS). Despite investing significant resources in marketing, we may not be successful in creating or competing in a market for these value added services. We cannot guarantee that subscribers will continue to utilize the services we offer. In addition, in March 2010, Kyivstar launched fixed broadband services in seven cities in Ukraine. However, if we fail to obtain widespread commercial and public acceptance of our new services, our visibility in the telecommunications markets in Ukraine could be jeopardized, which could result in a significant loss of our subscriber base and have a material adverse effect on our business, financial condition, results of operations and business prospects.

If we are unable to maintain our favorable brand image, we may be unable to attract new subscribers and retain existing subscribers, leading to loss of market share and revenues.

We have expended significant time and resources building our brand image. Our ability to attract new subscribers and retain existing subscribers depends in part on our ability to maintain what we believe to be our favorable brand image. Negative rumors or various claims by government authorities, individual subscribers and third parties against our company could materially adversely affect this brand image. In addition, consumer preferences change and our failure to anticipate, identify or react to these changes by providing attractive services at competitive prices could negatively affect our market share. We cannot assure you that we will continue to maintain a favorable brand image in the future. Any loss of market share resulting from any or all of these factors could negatively affect our pricing policies, business, financial condition and results of operations.

Our existing and newly introduced equipment and systems may be subject to disruption and failure, which could cause us to lose customers and limit our growth.

Our business depends on providing customers with reliability, capacity and security. We cannot be sure that our network system will not be the target of a virus or, if it is, that we will be able to maintain the integrity of the data of our corporate customers or of that in individual subscriber handsets or that a virus will not overload our network, causing significant harm to our operations. In addition, the services we provide may be subject to disruptions resulting from numerous other factors, including human error, security breaches, equipment defects and natural disasters which, whether or not within our control, could result in service interruptions or significant damage to our networks and could have a material adverse effect on our business. We do not carry business interruption insurance to cover losses relating to network disruptions.

The introduction of zero on-net tariffs and mobile Internet services in Ukraine has increased the amount of traffic on Kyivstar’s and its competitors’ networks. If we fail to invest sufficiently in our networks, we may be unable to maintain the level of reliability and capacity we currently provide, which could adversely affect our ability to retain subscribers. The resulting loss of revenue could materially adversely affect our business, financial condition and results of operations.

Our ability to manage our business successfully is contingent upon our ability to implement sufficient operational resources, systems and processes to support our rapid growth. We may also face risks in connection with the integration of newly introduced systems and processes or new technologies into existing systems. Although we have back-up capacity for our network management operations and maintenance systems, automatic transfer to our back-up capacity is not seamless and may cause network service interruptions. In recent years, we have experienced network service interruptions, which occur from time to time during installations of new software. Interruptions of services could harm our business reputation and reduce the confidence of our subscribers and consequently impair our ability to obtain and retain subscribers and could lead to a violation of the terms of our licenses, each of which could materially adversely affect our business.

If OJSC VimpelCom is unable to maintain effective internal control over financial reporting, our ability to identify and address future weaknesses or deficiencies, as well as accurately and timely report our financial results, may be adversely affected, and it may have an adverse impact on our corporate reputation, financial condition and the market price of our common DRs.

On March 8, 2010, OJSC VimpelCom filed an amended annual report on Form 20-F/A for the financial year ended December 31, 2008 in order to restate its audited consolidated financial statements as of December 31, 2008 and for the year then ended, and to amend related disclosure. The restatement is discussed in Note 23, Restatement of the Measurement of Noncontrolling Interest, in the notes to OJSC VimpelCom’s audited consolidated financial statements as of December 31, 2008 and for the year then ended in the OJSC VimpelCom 2008 Annual Report. The restatement corrected OJSC VimpelCom’s application of EITF Topic D-98, Classification and Measurement of Redeemable Securities, in accounting for the contractual redemption arrangements relating to a 25.0% noncontrolling interest in its subsidiary, Limnotex Developments Limited, owned by Crowell Investments Limited. In connection with this restatement, OJSC VimpelCom’s management concluded that, due to a deficiency in the operation of its existing controls over complex transactions, a material weakness existed in its internal control over financial reporting, and, as a result, as of December 31, 2008, its internal control over financial reporting and disclosure controls and procedures were not effective with respect to the specific contractual redemption arrangements described above. If OJSC VimpelCom is unable to maintain effective internal control over financial reporting, our ability to identify and address future weaknesses or deficiencies, as well as accurately and timely report our financial results, may be adversely affected. In addition, the identification of material weaknesses in OJSC VimpelCom’s internal control over financial reporting may have an adverse impact on our corporate reputation, financial condition and the market price of our common DRs.

Risks Relating to Potential or Existing Government Regulations

We are subject to antimonopoly and consumer protection regulations in Russia, Ukraine and other emerging markets in which we operate, which could restrict our business.

Antimonopoly and consumer protection regulators in Russia, Ukraine and other emerging markets in which we operate have oversight over various aspects of consumer affairs, advertising, competition regulation, pricing and other market activities. Among other things, companies deemed to have a dominant position in a particular market may be subject to an increased level of oversight by antimonopoly authorities, which could restrict such companies’ pricing policies and activities. Consumer protection regulators may impose constraints on advertising, consumer contracts and other aspects of our relationships with our subscribers. Moreover, antimonopoly and consumer protection regulations can be ambiguous or inconsistent, leading to uncertainty as to their application.

As further discussed under “Information about Kyivstar – Regulation of Telecommunications in Ukraine –Pricing, Competition and Interconnections,” the Antimonopoly Committee of Ukraine (referred to in this prospectus as the AMC) recently determined that all mobile network operators in Ukraine, including Kyivstar, hold a dominant position with regard to providing access to their respective networks. The implementation of this decision would result in the requirement that operators holding a dominant position on their respective networks comply with the NCRC regulations governing the pricing regime for interconnection services. In June 2009, however, the decision was suspended in order to further review operators’ objections and other implications of this decision. If upheld, this decision could have material adverse consequences on Kyivstar’s pricing plans, interconnection fees and revenues. In addition, if the AMC were to establish that a company holding a dominant position had abused its dominance, it could impose fines in an amount of up to 10.0% of revenues for the last financial year of the group of which such company is a member, as well as in the amount of up to 300.0% of such company’s profits received from its activities carried out in abuse of such dominant position. In addition, a third party could bring an action for damages suffered as a result of such abuse, which could amount to up to 200.0% of the damages suffered by such third party.

In October 2006, the Federal Law “On Protection of Competition,” dated July 26, 2006 (referred to in this prospectus as the Russian Competition Law), became effective in Russia. This law introduced new criteria pursuant to which the Russian anti-monopoly regulators may determine that a company has a dominant position in a particular market of goods or services if such company has a market share between 35.0% and 50.0% or over 50.0%. However, in accordance with the law “On Communications” (referred to in this prospectus as the Russian Communications Law) and for purposes of application of the “Federal Law On the Procedure for Implementing Foreign Investment in Commercial Enterprises of Strategic Importance for Securing the National Defense and Security of the State,” dated April 29, 2008, which came into force on May 7, 2008 (referred to in this prospectus as the Russian Foreign Investment Law), a mobile telecommunications operator is deemed to have a dominant position if its share of the Russian mobile telecommunications market exceeds 25.0%. OJSC VimpelCom received an order, dated April 8, 2009, from the Russian Federal Antimonopoly Service (referred to in this prospectus as the FAS) stating that a group of persons consisting of OJSC VimpelCom and two of its Russian subsidiaries, one of which has been merged with and into OJSC VimpelCom, has been entered into the federal register of companies having a dominant position in the Russian mobile telecommunications market as their share of the Russian telecommunications market exceeds 25.0%. Because of inconsistencies in the laws referred to above and the ambiguity in the April 8, 2009, FAS order, it is not clear whether OJSC VimpelCom may now be deemed to have a dominant position for purposes of the Russian Competition Law. If OJSC VimpelCom is deemed to have a dominant position in the Russian telecommunications market for purposes of the Russian Competition Law, it could be prohibited from taking actions that could be viewed by the antimonopoly regulators as an abuse of its dominant position. As a result, OJSC VimpelCom’s ability to set tariffs may be restricted or OJSC VimpelCom may be required to include provisions in its subscriber agreements detrimental to its business.

OJSC VimpelCom has in the past received notices from the Russian and Ukrainian antimonopoly and consumer protection regulators alleging violations of competition regulations and consumer rights and advertising regulations. In March 2010, the FAS commenced proceedings against OJSC VimpelCom and other Russian mobile operators alleging violations of the Russian Competition Law and related regulations by charging artificially high prices for roaming services. OJSC VimpelCom has stated that it does not believe its roaming tariffs violate Russian law, but if a violation is found, OJSC VimpelCom could face fines of up to 15.0% of the revenue it derived from the relevant services. OJSC VimpelCom also is in the process of resolving issues raised by the Russian and Ukrainian regulators regarding, for example, its promotional advertising and some of the terms of its subscriber agreements. If the outcome of OJSC VimpelCom’s discussions with the regulators is unfavorable, we may be required to discontinue advertisements identified by the regulators, amend OJSC VimpelCom subscriber agreements, and/or pay fines and additional tariffs. For example, on November 9, 2009, the NCRC determined that OJSC VimpelCom’s Ukrainian subsidiary, Closed Joint Stock Company “Ukrainian Radio Systems” (referred to in this prospectus as URS), was engaged in misleading advertising with respect to its zero on-net tariff plan and was ordered to cease all advertising with respect to its zero on-net tariff plan, although the order did not require URS to alter any of its tariff plans. In addition, Russian regulatory authorities could impose restrictions on acquisitions and activities in which OJSC VimpelCom would otherwise be entitled to engage. Furthermore, it is possible that our business activities could lead the relevant regulators to challenge the positions we take in the future, which may also require us to change various aspects of the way we conduct our business. Any such restrictions or penalties could materially and adversely affect our business and future growth potential, and as a result have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Our Business in Russia, Ukraine and Other Emerging Markets in Which We Operate

Investors in emerging markets, such as Russia and Ukraine, are subject to greater risks than investors in more developed markets, including significant political, legal and economic risks and risks related to fluctuations in the global economy.

A significant portion of our assets are located in Russia and Ukraine, as well as various other emerging markets, and a significant portion of our revenues are derived from Russia and Ukraine. There are considerable risks inherent in investing in emerging markets, including Russia and Ukraine. The market value of Russian and Ukrainian companies may be affected by various uncertainties, including with respect to economic, political or diplomatic developments, social and religious instability, taxation and interest rates, currency repatriation restrictions, crime and corruption and developments in the law or regulations, including the risk of nationalization of assets and changes in legislation relating to the level, or permissibility, of foreign ownership. In addition, emerging market governments and judiciaries often exercise broad, unchecked discretion and are susceptible to abuse and corruption. Emerging economies are subject to rapid change and the information set out in this prospectus may become outdated relatively quickly. Accordingly, you should exercise particular care in evaluating the risks involved in order to decide whether, in light of those risks, your investment is appropriate.

We face a number of economic, political, social and regulatory risks relating to conducting business in Russia, Ukraine and other emerging markets in which we operate.

Although a significant number of our risk factors relate to the risks associated with conducting business in Russia and Ukraine, where a majority of our assets and operations are located, similar risks also apply to the conduct of our business and operations in Kazakhstan, Uzbekistan, Tajikistan, Georgia, Armenia, Vietnam and Cambodia. In some instances, the risks inherent in transacting business in these countries may be more acute than those in Russia and Ukraine. Regulatory risks in these countries and in any other countries where we may acquire additional operations may not be similar to those we face in Russia and Ukraine and may increase our vulnerability to such risks. If any of these risks materialize, our business, financial condition and results of operations could be materially adversely affected.

The limited history of mobile telecommunications services in other emerging markets in which we may operate and our limited operating history in emerging markets in which we currently operate, other than Russia and Ukraine, create additional business risks.

Mobile telecommunications services are relatively new in some of the emerging markets in which we operate, which have generally experienced slower economic growth over the past decade than Russia and Ukraine. As the mobile telecommunications services industry develops in these areas, changes in market conditions could make our development of services less attractive or no longer commercially feasible. A reduction in our viable development opportunities could have a material adverse effect on our business. In addition, we have a limited history of providing mobile telecommunications services in emerging markets outside of the CIS. Consequently, we are subject to the risks associated with entering into any new product line. Our failure to properly manage those risks could have a material adverse effect on our business.

Risks Relating to the Political Environment in Russia, Ukraine and the Other Emerging Markets in Which We Operate

A worsening of the political climate in Russia may have a material adverse effect on our business, financial condition, results of operations and prospects.

Since 1991, Russia has sought to transform itself from a single party state with a centrally planned economy to a market economy. Political conditions in Russia were highly volatile in the 1990s, as evidenced by the frequent conflicts among executive, legislative and judicial authorities, which negatively affected Russia’s business and investment climate. The Russian government has maintained the stability of the government and introduced policies generally oriented towards the continuation of economic reforms. However, we cannot assure you that there will be no material changes to government policies or to economic or regulatory reforms in the near future.

The actions of Russian legislative, executive and judicial authorities can affect the Russian securities market, as well as banks and other businesses operating in Russia. The Russian government has taken various actions in recent years against individuals and companies operating in Russia that have been perceived as having been politically motivated, including actions for technical violations of law or violations of laws that have been applied retroactively, such as violations of tax laws. These actions have on occasion resulted in significant fluctuations in the market prices of the securities of businesses operating in Russia, a weakening of investor confidence in Russia and doubts about the progress of market and political reforms in Russia. Any similar actions by the Russian authorities in the future could cause a further decline in investor confidence in Russia’s business and legal environment, which could have a material adverse effect on the Russian securities market. Any such deterioration in Russia’s investment climate could limit our ability to obtain financing in the international capital markets or otherwise have a material adverse effect on our business, financial condition and results of operations.

Political and governmental instability could adversely affect the value of investments in Ukraine.

Since obtaining independence in 1991, Ukraine has undergone a substantial political transformation from a constituent republic of the former Union of Soviet Socialist Republics to an independent sovereign democratic state. Governmental instability has been a feature of the Ukrainian political scene and, as a result, Ukraine has experienced fifteen changes of Prime Minister during this period, with various actions and decisions being taken based primarily on political considerations. Historically, a lack of political consensus in the Verkhovna Rada (referred to in this prospectus as the Ukrainian Parliament) has consistently made it difficult for the Ukrainian government to secure the necessary parliamentary support to implement a variety of policies intended to foster economic reform and financial stability.

The Ukrainian government’s policies, and the political leaders who formulate and implement them, are subject to rapid change. In recent years, struggles among Ukraine’s major political leaders have resulted in several major disruptions. The 2004 presidential elections were accompanied by mass demonstrations throughout the country in protest of the election process and results, which were subsequently invalidated by the Ukrainian Supreme Court, necessitating a special repeat runoff election. In 2008, following several unsuccessful attempts to form a new majority in the Ukrainian Parliament, the Ukrainian President issued a decree dissolving the Ukrainian Parliament. However, this decree was not implemented because no funds had been allocated in the national budget for early parliamentary elections, and the requisite majority was established on December 16, 2008.

Following presidential elections on February 7, 2010, which were won by Viktor Yanukovych, the opposition leader and former Prime Minister, the Ukrainian Parliament passed a vote of no confidence in the Prime Minister, Yulia Tymoshenko, forcing her and her government to resign. On March 10, 2010, the Ukrainian Parliament passed legislative amendments allowing parliamentary coalitions to be based on individual deputies rather than party groups, which allowed President Yanukovych to quickly form a new parliamentary coalition that included members of Ms. Tymoshenko’s and other political parties. President Yanukovych has formed a new government and has appointed Mykola Azarov, a former deputy prime minister and finance minister, as Prime Minister. A return to political instability and the ongoing reluctance of Ukrainian political leaders to implement unpopular economic decisions may hinder the reforms necessary to address the deterioration of the social and economic situation in Ukraine. These and any other adverse political developments may have negative effects on the economy as a whole and, as a result, on our business, financial condition, results of operations and prospects.

If political and economic relations between Russia and Ukraine deteriorate, our operations in Ukraine could be materially adversely affected.

Ukraine’s economy depends heavily on its trade flows with Russia and the CIS largely because Ukraine imports a large proportion of its energy requirements, especially from Russia. In addition, a large share of Ukraine’s services receipts comprise transit charges for oil, gas and ammonia from Russia. As a result, Ukraine considers its relations with Russia to be of strategic importance. However, relations between Ukraine and Russia have cooled due to disagreements over the prices and methods of payment for gas delivered by the Russian gas monopoly OJSC Gazprom to, or for transportation through, Ukraine, over the stationing of the Russian Black Sea Fleet (Chernomorskii Flot) on the territory of Ukraine, and as a result of Ukraine’s official support for the government of Georgia following the conflict over the Georgian province of South Ossetia, which led to a straining of the relationship between Russia and Georgia. Most recently, in January 2009, a dispute between OJSC Gazprom and National Joint Stock Company “Naftogas of Ukraine,” the Ukrainian state-owned oil and gas company, resulted in disruptions to the supply of Russian gas to Ukraine, as well as to the Balkans and Central Europe.

If bilateral trade relations were to deteriorate, including if Russia were to stop transiting a large portion of its oil and gas through Ukraine or if Russia halted supplies of gas to Ukraine, Ukraine’s balance of payments and foreign currency reserves could be materially and adversely affected. Any major changes in Ukraine’s relations with Russia, in particular, any such changes adversely affecting supplies of energy resources from Russia to Ukraine or Ukraine’s revenues derived from transit charges for Russian oil and gas, may have negative effects on sectors of the Ukrainian economy which, in turn, could have a material adverse effect on our business, financial condition and results of operations.

If political and economic relations between Russia and the other countries in which we operate deteriorate, our operations in such other countries could be materially adversely affected.

Political and economic relations between Russia and the other countries in which we operate are complex and recent conflicts have arisen between the government of Russia and the governments of some of such countries. For example, the relationship between Russia and Georgia has been strained due to several ongoing disputes which resulted in military conflict in August 2008 and may lead to military or economic conflicts in the future. Although we operate in other emerging markets through local subsidiaries, governmental officials and consumers may associate us and our brand with Russia. Any deterioration in political and economic relations between Russia and the other countries in which we operate could have a material adverse effect on our business, financial condition and results of operations.

If reform policies in Russia, Ukraine and other emerging markets in which we operate are reversed, our business could be harmed and it could restrict our ability to obtain financing.

Our business can be significantly affected by the political and economic policies set by the governments of the countries where we operate. For example, in recent years, the political and economic situation in Russia has been stable, which has permitted continued economic growth. Reforms may be hindered if officials are allowed to engage in private business, particularly in the industries that such officials regulate. Despite various initiatives to combat it, Russia, Ukraine and the other emerging markets in which we operate continue to be hampered by corruption, which adds an element of uncertainty to our business prospects. Furthermore, any deterioration of the investment climate in Russia, Ukraine or such other emerging markets could restrict our ability to obtain financing in international capital markets in the future, and any recurrence of governmental instability or reversal of reform policies could adversely affect our business.

Risks Relating to the Economic Situation in Russia, Ukraine and the Other Emerging Markets in Which We Operate

The current international economic crisis and potential economic instability in Russia, Ukraine and the other emerging markets in which we operate could materially adversely affect our business.

Although in the past few years Russia, Ukraine and other emerging market economies have exhibited positive trends, such as an increase in gross domestic product and a stable and strengthening currency, in late 2008, the economies of Russia, Ukraine and all other emerging markets in which we operate were adversely affected by the international economic crisis. Among other things, the crisis led to a slowdown in Russian and Ukrainian gross domestic product growth and devaluations of the rouble and the hryvnia. The timing for a reversal of the current negative economic trends is difficult to predict. In addition, because Russia and Kazakhstan produce and export large amounts of oil, their economies are particularly vulnerable to fluctuations in the price of oil on the world market and those fluctuations can adversely affect such economies. Similarly, the Ukrainian economy’s average annual rate of growth in real gross domestic product of approximately 7.5% during the period from 2000 to 2007, as reported by the Economist Intelligence Unit, was primarily due to a rapid increase in foreign demand, rising commodity prices on external markets and the availability of foreign credit. These factors left the Ukrainian economy particularly vulnerable to adverse external shocks and as the global economic and financial situation started to deteriorate in 2008, Ukraine’s economy was particularly affected by the downturn. However, on March 12, 2010, Standard & Poor’s upgraded Ukraine’s foreign-currency sovereign credit rating from CCC+ to B- and its local-currency sovereign credit rating from B- to B, with a positive outlook, noting the encouraging signs for better policy coordination and improved relations with the International Monetary Fund following President Yanukovych’s formation of a new government. The current global recession and any future downturns in the economies of Russia, Ukraine and the other emerging markets in which we operate or may operate in the future could diminish demand for our services, constrain our ability to retain existing subscribers and collect payments from them and prevent us from executing our growth strategy. Adverse economic conditions could also hurt our liquidity and prevent us from obtaining financing needed to fund our expansion, which could have a material adverse effect on our business, financial condition and results of operations.

The physical infrastructure in Russia, Ukraine and the CIS is in poor condition and further deterioration in the physical infrastructure could have a material adverse effect on our business.

The physical infrastructure in Russia, Ukraine and the CIS largely dates from Soviet times and has not been adequately funded and maintained in recent years. Particularly affected are rail and road networks, power generation and transmission, communications systems and building stock. The public switched telephone networks require modernization. The continued growth in local, long-distance and international traffic, including that generated by our subscribers, and development in the types of services we provide, are subject to sufficient external network transmission capacity. Any efforts to modernize infrastructure may result in increased charges and tariffs, potentially adding costs to our business. The deterioration of the physical infrastructure harms the economies of these countries, disrupts the transportation of goods and supplies, adds costs to doing business and can interrupt business operations. These difficulties can impact us directly; for example, we have needed to keep portable electrical generators available in some of our more remote locations to help us maintain base station operations in the event of power failures. Further deterioration in the physical infrastructure could have a material adverse effect on our business.

The banking systems in Russia, Ukraine and other emerging markets in which we operate remain underdeveloped and there are a limited number of creditworthy banks in these countries with which we can conduct business.

The banking and other financial systems in Russia, Ukraine and other emerging markets in which we operate are not well developed or regulated, and laws relating to banks and bank accounts are subject to varying interpretations and inconsistent applications. There are a limited number of banks that meet international banking standards, and the transparency of the banking sector lags behind internationally accepted norms. Most creditworthy banks are located in the capital cities and there are fewer creditworthy banks in the regions outside of the capital cities. Moreover, the current lack of liquidity due to the economic slowdown has raised the possibility of corporate defaults and has led to bank failures and downgrades of banks by credit rating agencies. Since the fourth quarter of 2008, a majority of the banks in Russia and Ukraine have experienced difficulties with funding on domestic and international markets and interest rates have increased significantly. The Russian and Ukrainian governments have provided liquidity to the banking system but major banks have been unwilling or unable to support the local economies by making loans. A prolonged banking crisis or the bankruptcy of a number of banks, including banks in which we receive or hold our funds, could materially adversely affect our business and our ability to complete banking transactions in emerging markets, including Russia and Ukraine.

The banking and financial systems in some of the other emerging markets in which we operate are even less developed than in Russia and Ukraine and may be more susceptible to the current economic downturn. For example, few international banks have subsidiaries in Kazakhstan, Uzbekistan, Armenia or Georgia, and no international banks operate subsidiaries in Tajikistan. We have attempted to mitigate our banking risk by receiving and holding funds with the most creditworthy banks available in each country. However, in the event of a banking crisis in any of these countries or the bankruptcy or insolvency of the banks from which we receive, or with which we hold, our funds could result in the loss of our deposits or negatively affect our ability to complete banking transactions in these countries, which could have a material adverse effect on our business, financial condition and results of operations.

Information that we have obtained from third party sources may be unreliable.

We have obtained information contained in this prospectus, such as information regarding the relevant telecommunications markets, from third parties, including private companies and governmental agencies, and we have relied on the accuracy of this information without independent verification. The official data published by governmental agencies in Russia, Ukraine and other emerging markets in which we operate may not be as complete or reliable as similar data in more developed countries. Official statistics and other data may also be produced on different bases than those used in more developed countries. We have not independently verified such official statistics and other data, and cannot be certain that such official data is reliable and complete. You should be aware that statistical information and other data contained in this prospectus have been extracted from international, as well as Russian, Ukrainian and other emerging markets governmental and other sources, and that it could be incomplete or erroneous.

Risks Relating to the Social Environment in Russia, Ukraine and the Other Emerging Markets in Which We Operate

Social instability in Russia, Ukraine and the other emerging markets in which we operate could lead to increased support for centralized authority and a rise in nationalism, which could harm our business.

Social instability in Russia, Ukraine and some of the other emerging markets in which we operate, coupled with difficult economic conditions, could lead to increased support for centralized authority and a rise in nationalism. These sentiments could lead to restrictions on foreign ownership of companies in the telecommunications industry or large scale nationalization or expropriation of foreign owned assets or businesses. There is relatively little experience in Russia, Ukraine and other emerging markets in which we operate in enforcing legislation enacted to protect private property against nationalization or expropriation. As a result, we may not be able to obtain proper redress in the courts, and we may not receive adequate compensation if in the future the governments of the countries in which we operate decide to nationalize or expropriate some or all of our assets. If this occurs, our business could be harmed.

In addition, the spread of violence or civil unrest, or its intensification, could have significant political consequences, including the imposition of a state of emergency in some parts of or throughout Russia, Ukraine and other emerging markets in which we operate. As a result, these events could materially adversely affect the investment environment in Russia, Ukraine and other emerging markets in which we operate and could have a material adverse effect on our business.

Crime and corruption could create a difficult business climate in Russia, Ukraine and other emerging markets in which we operate.

Organized criminal activity and corruption have increased since the dissolution of the Soviet Union. Press reports have also described instances in which state officials have engaged in selective investigations and prosecutions to further the interests of the state and individual officials, as well as private businesses, including competitors and corporate raiders. Corruption in Russia, Ukraine and other emerging markets in which we operate is pervasive and, in some cases, is worsening. The Russian and Ukrainian governments have recently pursued campaigns against corruption, the results of which are currently uncertain. However, the continuing effects of corruption, money laundering and other criminal activity could have a negative effect on the economies of these countries and could materially adversely affect our business in Russia, Ukraine and other emerging markets in which we operate.

Risks Relating to the Legal and Regulatory Environment in Russia, Ukraine and Other Emerging Markets in Which We Operate

We operate in an uncertain regulatory environment, which could cause compliance to become more complicated, burdensome and expensive and could result in our operating without all of the required permissions.

The application of the laws of any particular country is not always clear or consistent. This is particularly true in Russia, Ukraine and other emerging market countries in which we operate where the legislative drafting has not always kept pace with the demands of the marketplace. As a result, it is often difficult to ensure that we are in compliance with changing legal requirements. For example, although the Russian Communications Law regarding license renewals in Russia has been clarified, the licensing procedures (including the re-issuance of licenses, frequencies and other permissions in connection with mergers and the issuance of local and zonal licenses) appear to differ from the procedures under prior law and do not always clearly state the steps that must be followed to obtain new licenses, frequencies, numbering capacity or other permissions needed to operate our business, and do not clearly specify the consequences for violations of the foregoing. If we are found to be involved in practices that do not comply with local laws or regulations, we may be exposed, among other things, to significant fines, the risk of prosecution or the suspension or loss of our licenses, frequency allocations, authorizations or various permissions, any of which could have a material adverse effect on our business, financial condition and results of operations.

The regulators responsible for the control and supervision of communications services in each country in which we operate frequently check our compliance with the requirements of the applicable legislation and our telecommunications licenses. We intend to use our best efforts to comply with all such requirements. However, we cannot assure you that in the course of future inspections, we will not be found to be in violation of the applicable legislation. Any such finding could have a material adverse effect on our operations.

In addition, it may be difficult and prohibitively expensive for us to comply with applicable Russian telecommunications regulations related to state surveillance of communications traffic. Currently, Ukrainian authorities are also in the process of implementing additional state surveillance of communications traffic. Full compliance with regulations that allow the state to monitor voice and data traffic may be overly burdensome, expensive and lead to a drop in quality of service. Noncompliance with such regulations once they are implemented may lead to the imposition of fines or penalties on us, or the revocation of our operating licenses. Further, some subscribers may refuse to utilize the services of a telecommunications operator whose networks facilitate state surveillance of communications traffic.

As a result of the uncertainty in the regulatory environment in Russia, Ukraine and other emerging markets in which we operate we could experience in the future:

•

restrictions or delays in obtaining additional numbering capacity, receiving new licenses and frequencies, receiving regulatory approvals for rolling out our networks in the regions for which we have licenses, receiving regulatory approvals for changing our frequency plans and importing and certifying our equipment;

•	difficulty in complying with applicable legislation and the terms of any notices or warnings received from the regulatory authorities in a timely manner;

•	significant additional costs;

•	delays in implementing our operating or business plans; and

•	a more competitive operating environment.

Telecommunications operators in Russia, Ukraine and other emerging markets in which we operate are subject to regulatory levies and fees and may become subject to pricing regulation.

Telecommunications regulators in Russia, Ukraine and other emerging markets in which we operate may impose additional levies and fees on our operations from time to time. Such payment obligations create financial burdens and we may not be able to pass related costs on to subscribers, which, in turn, could have a material adverse affect on our business, financial condition and results of operations. It has been reported that Ukrainian and Kazakh authorities are each considering implementing new compulsory payments to their respective universal telecommunications services funds and that the Tajik authorities are considering implementing a significant increase in license fees for mobile telecommunications operations.

Russian telecommunications operators are obligated to pay levies and fees under the Russian Communications Law and pursuant to existing regulation. For example, every telecommunications operator is required to make compulsory payments to a “universal services fund” in the amount of 1.2% of its revenues (excluding taxes collected from customers). Additionally, the Russian Communications Law provides for payments for numbering capacity allocation, including through auctions in instances where numbering capacity is scarce. Because telecommunications operators apply for numbering allocation on a regular basis, this payment requirement may have a material adverse effect on the financial condition of operators.

In the recent past, amendments to the Russian Communications Law have been proposed which would have resulted in the regulation of tariffs set by mobile operators for interconnection and transfer of traffic. According to the proposed amendments, an operator would be subject to such regulation if it, together with its affiliated persons, owns at least 25.0% of the installed capacity of the operational networks that are part of the public communications network and relate to the same type of communications services technology, such as communications networks using DEF codes, within a specific Russian territory or throughout Russia. Although the proposed amendments were not adopted, these or similar amendments may be adopted in the future and if adopted, would restrict our ability to set tariffs. Such restrictions could have a material adverse effect on our business, financial condition and results of operations.

Under the Ukrainian Communications Law, the NCRC is authorized to regulate local tariffs for public telecommunications services rendered by fixed-line operators within one geographical numbering zone. In February 2009, the NCRC adopted a decision to analyze certain telecommunication services markets to determine whether the tariffs charged by telecommunications companies operating on such markets should be subject to the NCRC regulation. Among the markets to be reviewed are the market for accessing mobile networks and the market for terminating calls on mobile networks. This review by the NCRC may lead to additional regulation of our interconnection rates and also influence the position of the AMC in connection with the investigation described under “Information about Kyivstar – Regulation of Telecommunications in Ukraine – Pricing, Competition and Interconnections.” Any such regulation could result in the establishment of lower interconnection fees than Kyivstar currently receives from other telecommunications operators in Ukraine, resulting in lower overall revenues for Kyivstar, which would have a material adverse effect on our business, financial condition and results of operations.

Arbitrary action by the authorities may have a material adverse effect on our business.

In Russia, Ukraine and other emerging markets in which we operate, governmental, regulatory and tax authorities have a high degree of discretion and at times exercise their discretion arbitrarily, without a hearing or prior notice, and sometimes in a manner that is influenced by political or commercial considerations or contrary to law. In Russia, the government also has the power, in certain circumstances, to interfere with the performance of, nullify or terminate contracts. Selective or arbitrary actions have included withdrawal of licenses, sudden and unexpected tax audits, criminal prosecutions and civil actions. Federal and local government entities have also used common defects in legal documentation relating to, among other things, share issuances and registrations, as pretexts for court claims and other demands to invalidate or to void transactions, for political purposes or in the interest of private parties who are using the courts and other government entities to further their commercial interests. We cannot assure you that governmental, regulatory or judicial authorities will not challenge our compliance with applicable laws, decrees and regulations in Russia, Ukraine and other emerging markets in which we operate. Selective or arbitrary government action could have a material adverse effect on our business, financial condition, and results of operations.

Failure to comply with existing laws and regulations or to obtain all approvals, authorizations and permits required to operate telecommunications equipment, or the findings of government inspections or increased governmental regulation of our operations, could result in a disruption in our business and substantial additional compliance costs and sanctions.

Our operations and properties are subject to considerable regulation by various governmental entities in connection with obtaining and renewing various licenses, frequencies and permissions, as well as ongoing compliance with existing laws, decrees and regulations. We cannot assure you that regulators, judicial authorities or third parties will not challenge our compliance with such laws, decrees and regulations. Governmental agencies exercise considerable discretion in matters of enforcement and interpretation of applicable laws, decrees and regulations, the issuance and renewal of licenses, frequencies and permissions and in monitoring licensees’ compliance therewith. Communications regulators conduct periodic inspections and have the right to conduct additional unscheduled inspections during the year. We have been able to cure many, but not all, violations found by the regulators within the applicable grace periods and in some cases were required to pay fines. However, we cannot assure you that in the course of future inspections conducted by regulatory authorities, we will not be found to have violated any laws, decrees or regulations, that we will be able to cure such violations within any grace periods permitted by such notices, or that the regulatory authorities will be satisfied by the remedial actions we have taken or will take. As a result, we may be subject to fines or penalties or more severe sanctions, including the suspension and subsequent termination of our licenses, frequency allocations, authorizations, registrations, or other permissions, any of which could increase our estimated compliance costs and materially adversely affect our business, financial condition and results of operations.

Due primarily to delays in the issuance of permits, approvals and authorizations by regulatory authorities, it is often not possible to procure all of the permits for each of our base stations or other aspects of our network operation before we put the base stations into commercial operation or to amend or maintain all of the permits when we make changes to the location or technical specifications of our base stations.

Operation without, or failure to obtain, necessary approvals, authorizations and permits required to operate telecommunications equipment and any other failure to comply with existing applicable laws and regulations or the findings of government inspections may result in the imposition of fines or penalties or more severe sanctions, including the suspension, amendment or termination of our licenses, approvals, authorizations and permits, or in requirements that we cease certain of our business activities, or in criminal and administrative penalties applicable to our officers. Any such decisions, requirements or sanctions, or any increase in governmental regulation of our operations, could result in a disruption of our business and substantial additional compliance costs and could materially adversely affect our business, financial condition, results of operations and prospects.

Developing legal systems in the countries in which we operate create a number of uncertainties for our business.

Russia, Ukraine and other emerging markets in which we operate are still developing the legal framework required to support a market economy, and their legal systems are largely characterized by:

•	inconsistencies between and among laws, presidential decrees and governmental, ministerial and local regulations, orders, decisions, resolutions and other acts;

•	substantial gaps in the regulatory structure resulting from the delay in adoption or absence of implementing regulations;

•	limited judicial and administrative guidance on interpreting legislation;

•	the relative inexperience of judges and courts in interpreting recent commercial legislation;

•	a lack of judicial independence from political, social and commercial forces;

•	under-funding and under-staffing of the court system;

•	a high degree of discretion on the part of the judiciary and governmental authorities; and

•	poorly developed bankruptcy procedures that are subject to abuse.

In addition, several key Russian and Ukrainian laws have only recently become effective. The untested nature of much recent Russian and Ukrainian legislation, the lack of consensus about the scope, content and pace of economic and political reform and the rapid evolution of the Russian and Ukrainian legal systems in ways that are inconsistent with a market economy may place the enforceability and underlying constitutionality of laws in doubt and result in ambiguities, inconsistencies and anomalies in the Russian and Ukrainian legal systems. Any of these weaknesses could affect our ability to enforce our rights under our licenses and under our contracts, or to defend ourselves against claims by others. Furthermore, we cannot assure you that regulators, judicial authorities or third parties will not challenge our compliance with applicable laws, decrees and regulations.

Lack of independence and experience of the judiciary, difficulty of enforcing court decisions and the unpredictable acknowledgement and enforcement of foreign court judgments or arbitral awards in Russia, Ukraine and other emerging markets in which we operate and governmental discretion in enforcing claims give rise to significant uncertainties.

The independence of the judicial system and its immunity from political, economic and nationalistic influences in Russia, Ukraine and other emerging markets in which we operate remains largely untested. Judicial precedents generally have no formal binding effect on subsequent decisions. Not all legislation and court decisions are readily available to the public or organized in a manner that facilitates understanding. The judicial systems can be slow. Enforcement of court orders can in practice be very difficult. All of these factors make judicial decisions in Russia, Ukraine and other emerging markets in which we operate difficult to predict and make effective redress uncertain. Additionally, court claims are often used in furtherance of political aims or for the purpose of assisting private parties in furtherance of their commercial interests. We may be subject to such claims and may not be able to receive a fair hearing. Additionally, court orders are not always enforced or followed by law enforcement agencies.

None of the countries in which we operate, including Russia and Ukraine, are parties to multilateral or bilateral treaties with most Western jurisdictions, including the United States, for the mutual enforcement of judgments of state courts. Consequently, should a judgment be obtained from a court in a Western jurisdiction, it is highly unlikely to be given direct effect in the courts of Russia, Ukraine or other emerging markets in which we operate. Under Ukrainian law, corporate disputes (such as disputes relating to a Ukrainian company’s foundation, operation, management or operations) may not be referred to commercial arbitration, including disputes arising under shareholders agreements and any disputes between a Ukrainian company and its shareholders or among shareholders. There is also a risk that Russian or Ukrainian procedural legislation will be changed by way of introducing further grounds preventing foreign court judgments and arbitral awards from being recognized and enforced in Russia or Ukraine. In practice, reliance upon international treaties may meet with resistance or a lack of understanding on the part of Russian and Ukrainian courts or other officials, thereby introducing delays and unpredictability into the process of enforcing any foreign judgment or any foreign arbitral award in Russia and Ukraine.

Unpredictable tax systems give rise to significant uncertainties and risks that could complicate our tax planning and business decisions.

The tax systems in Russia, Ukraine and other emerging markets in which we operate are unpredictable and give rise to significant uncertainties, which could complicate our tax planning and business decisions. Tax laws in Russia, Ukraine and other emerging markets in which we operate have been in force for a relatively short period of time as compared to tax laws in more developed market economies. Tax authorities in Russia, Ukraine and other emerging markets in which we operate are often arbitrary in their interpretation of tax laws, as well as in their enforcement and tax collection activities. For example, a Russian court recently upheld the Russian tax authorities’ decision to disallow the application of a reduced withholding tax rate under a tax treaty between

Russia and Cyprus that is similar to the tax treaty between Russia and the Netherlands. Although the facts of the case – in which the Cyprus company’s “investment” in the Russian company for treaty purposes was its receipt of the Russian company’s shares as a charter capital contribution – are not directly analogous to our situation, as further discussed under “Material Tax Consequences – Russian Tax Consequences – Taxation of Dividends,” it is possible that the Russian tax authorities may attempt to disallow our application of a reduced withholding tax rate to dividends received by VimpelCom Holdings from OJSC VimpelCom, which could reduce the amount of cash available for distributions to our shareholders and impair our ability to engage in future acquisitions.

It should also be noted that the President of Russia, in his budget message of May 25, 2009, expressed a goal of introducing legal mechanisms to restrict the use of international double tax treaties for the purpose of minimizing taxes where the ultimate beneficiaries are not residents of the country being a party to the relevant double tax treaty. It is unclear what form such legal mechanisms may take, how they may be applied or when they may be introduced; however, we understand that relevant amendments to the Russian Tax Code have already been drafted. Depending upon the form of amendments, if and when enacted, such amendments may impact taxation of dividends paid by OJSC VimpelCom.

Many companies are often forced to negotiate their tax bills with tax inspectors who may assess additional taxes. Any additional tax liability, as well as any unforeseen changes in applicable tax laws or changes in the Ukrainian or Russian tax authorities’ interpretations of the respective double tax treaties in effect with the Netherlands, could have a material adverse effect on our future results of operations, cash flows or the amounts of dividends available for distribution to shareholders in a particular period. We may be required to accrue substantial amounts for contingent tax liabilities and the amounts accrued for tax contingencies may not be sufficient to meet any liability we may ultimately face. From time to time, we may also identify tax contingencies for which we have not provided an accrual. Such unaccrued tax contingencies could materialize and require us to recognize additional amounts of tax.

Laws restricting foreign investment could materially adversely affect our business.

We could be materially adversely affected by the adoption of new laws or regulations restricting foreign participation in the telecommunications industry in Russia, Ukraine or other emerging markets in which we operate. The Russian Foreign Investment Law limits foreign investment in companies that are deemed to be strategic. Under the Russian Foreign Investment Law, a company operating in the telecommunications sector may be deemed strategic if it holds a dominant position in the Russian communications market (except for the Internet services market) or, in the case of fixed-line telecommunications, if the particular company’s market covers five or more Russian regions or covers Russian cities of federal importance. In connection with the adoption of the Russian Foreign Investment Law amendments were adopted to certain provisions of the Russian Communications Law which provide that with respect to mobile telecommunications, a company will be deemed to have a dominant position for purposes of application of the Russian Foreign Investment Law if its share of the Russian mobile telecommunications market exceeds 25.0%. As discussed above, under “– Risks Relating to Potential or Existing Government Regulations – We are subject to antimonopoly and consumer protection regulations in Russia, Ukraine and other emerging markets in which we operate, which could restrict our business,” the FAS previously determined that a group of persons consisting of OJSC VimpelCom and two of its Russian subsidiaries, one of which subsequently merged with and into OJSC VimpelCom, has a dominant position, because their share of the Russian mobile telecommunications market exceeds 25.0%. As a result, OJSC VimpelCom is deemed to be a strategic enterprise and, among other things, any acquisition by a foreign investor of direct or indirect control over more than 50.0% of its voting shares requires the prior approval of the Russian authorities pursuant to the Russian Foreign Investment Law. On February 3, 2010, the Foreign Investment Commission announced its approval of the Transactions pursuant to the Russian Foreign Investment Law, as further discussed under “The Offers – Regulatory Matters – Russia.” However, in the event any future transactions with our shares result in the acquisition by a foreign investor of direct or indirect control over OJSC VimpelCom, such a transaction will require prior approval in accordance with the Russian Foreign Investment Law. As a result, our ability to obtain financing from foreign investors through such transactions may be limited, should prior approval be refused, delayed or require foreign investors to comply with certain conditions imposed by the Government Commission on Control of Foreign Investments in the Russian Federation (referred to in this prospectus as the Foreign Investments Commission) or the FAS, which could materially and adversely affect our business, financial condition and results of operations.

The Ukrainian economy is to a certain extent dependent on foreign investment. Despite improvements in the economy from 2005 to 2008, Ukraine experienced a severe contraction of cumulative foreign direct investment, as well as a considerable foreign capital outflow due to the economic downturn and political instability in Ukraine in the fourth quarter of 2008. As the volume of foreign direct investment into emerging markets is expected to contract globally, Ukraine may face further deterioration in the amounts of foreign direct investment. Although the Ukrainian government has repeatedly emphasized that the plans announced in early 2005 to review the privatization of a number of major companies are no longer under consideration, any future attempts to nationalize or expropriate and reprivatize private enterprises could adversely affect the climate for foreign direct investment in Ukraine. Any further deterioration in the climate for foreign direct investment in Ukraine could have a material adverse effect on the economy and thus negatively impact Kyivstar’s growth potential, business, financial condition and results of operations.

In Kazakhstan, a law “On Additions and Amendments to Laws of the Republic of Kazakhstan relating to National Security” (referred to in this prospectus as the Kazakh National Security Law) was adopted in July 2005 which specifically limits investments to less than 49.0% by foreign legal entities or individuals in domestic and long-distance operators who own certain communications lines (including fiber optic and microwave links). The Kazakh National Security Law appears to be an exception to the Kazakh law “On Investments,” which guarantees national treatment and non-discrimination for foreign investors. If the Kazakh National Security Law were to be applied to our investments in Kazakhstan, we may be forced to divest a portion of our investments in Kazakhstan in order to comply with the foreign ownership limitations. Any such divestiture could have a material adverse effect on our business, financial condition and results of operations.

The developing securities and corporate laws and regulations of Russia, Ukraine and other emerging markets in which we operate may limit our ability to attract future investment and could subject us to fines or other enforcement measures despite our best efforts at compliance, which could cause our financial results to suffer and harm our business.

The regulation and supervision of the securities market, financial intermediaries and issuers are considerably less developed in Russia, Ukraine and other emerging markets in which we operate than in the United States and Western Europe. Disclosure and reporting requirements, anti-fraud safeguards, insider trading restrictions and fiduciary duties are non-existent or, to the extent they have been implemented, are relatively new to Russia, Ukraine and other emerging markets in which we operate and are unfamiliar to most companies and managers.

In Russia, securities rules and regulations can change rapidly, which may materially adversely affect our ability to conduct securities-related transactions, including our ability to attract investments in our securities in the Russian market. Despite our best efforts at compliance, we may be subject to fines or other enforcement measures, which could cause our financial results to suffer and harm our business, financial condition and results of operations.

Weaknesses in Ukrainian corporate law have often been used for the purpose of disenfranchising or diluting minority shareholders and misappropriating corporate assets. In September 2008, the Ukrainian Parliament adopted a new Joint Stock Company Law, drafted in consultation with international experts, that came into effect in April 2009 and is meant to improve the current law by introducing corporate practices that are consistent with international standards. Kyivstar will be required to amend and restate its charter and change its corporate name prior to April 2011 in order to bring it into full compliance with the new Joint Stock Company Law, as further discussed under “Information about Kyivstar – Corporate Governance.” The effect of these reform efforts remains to be seen, and any continuation of the corporate governance issues that have plagued Ukrainian companies prior to adoption of the new law could have a material adverse effect on our business, financial condition and results of operations.

We may be exposed to liability for actions taken by our subsidiaries.

In certain cases (in particular, under the laws of Russia) we may be jointly and severally liable for obligations of our subsidiaries. We may also incur secondary liability and, in certain cases, liability to creditors for obligations of our subsidiaries in certain instances involving bankruptcy or insolvency. Other shareholders of any of our subsidiaries may seek compensation from us for the losses sustained by the relevant subsidiary that are alleged to have been caused by us. This type of liability could result in significant obligations and could adversely affect our business, financial condition and results of operations.

Exchange Rate Risks

Fluctuations in the value of the Russian rouble and the Ukrainian hryvnia against the U.S. dollar and the euro, as well as our ability to convert our revenues into U.S. dollars or euros, could materially adversely affect our business, financial condition and results of operations.

A significant amount of our expenditures and liabilities are denominated in U.S. dollars or euros, including capital expenditures and borrowings. In Russia, we are required to collect revenues from our subscribers and from other Russian telecommunications operators for interconnection charges in Russian roubles and there may be limits on our ability to convert these Russian roubles into foreign currency. Significant changes in the value of the Russian rouble and Ukrainian hryvnia to the value of the U.S. dollar or the euro, unless effectively hedged, could result in significant variability in our earnings and cash flows. There can be no assurance that we will be able to effectively hedge currency fluctuations. Any depreciation of the Russian rouble or the Ukrainian hryvnia in relation to the U.S. dollar or the euro could, unless effectively hedged, result in a net foreign exchange loss due to an increase in the Russian rouble or the Ukrainian hryvnia value of our U.S. dollar or euro denominated liabilities. In turn, our net income could decrease. Accordingly, fluctuations in the value of the Russian rouble or the Ukrainian hryvnia against the U.S. dollar or the euro could materially adversely affect our business, financial condition and results of operations.

Between December 31, 2008 and December 31, 2009, the Russian rouble depreciated approximately 2.9% against the U.S. dollar and approximately 4.7% against the euro, and the Ukrainian hryvnia depreciated approximately 3.7% against the U.S. dollar and approximately 5.5% against the euro (sources: CBR and NBU). OJSC VimpelCom’s foreign currency exchange loss decreased by 64.0% during 2009 and its operating income increased by 1.7% during 2009, in each case as compared against 2008, reflecting the stabilization of the Russian rouble and the local currencies of OJSC VimpelCom’s subsidiaries during the second half of 2009 as compared with late 2008 and early 2009. Kyivstar experienced a lesser impact on its financial results because approximately 85.0% of its operating costs are denominated in Ukrainian hryvnia and its U.S. dollar and euro cash deposits offset the negative impact of the hryvnia’s depreciation on its U.S. dollar and euro denominated liabilities, a substantial amount of which were repaid during 2008.

In view of the recent depreciation of the Russian rouble and the Ukrainian hryvnia against the U.S. dollar and the euro, as well as the anticipated need for borrowers to repay a substantial amount of the short-term external private debt in Russia, we cannot be certain that these currencies will not depreciate further in the near future. Any further currency fluctuations may negatively affect the Russian and Ukrainian economies in general, and have a material adverse effect on our business, financial condition, results of operations and prospects.

Finally, the imposition of exchange controls or other similar restrictions on currency convertibility in Russia, Ukraine and other emerging market countries could limit our ability to convert currencies in a timely and profitable manner, which could adversely affect our business, financial condition and results of operations.

Risks Relating to the Offers

There is no existing market for our common DRs, and an active trading market may not develop or the price of our common DRs may decline.

Prior to the completion of the Offers, there has been no public market for our common DRs, and we cannot assure you that an active trading market will develop and continue upon completion of the Offers. You may be unable to resell your common DRs at or above the current price at which the OJSC VimpelCom ADSs trade on the NYSE. Factors that could affect our market price include the following:

•	variations in our actual or anticipated operating results;

•	failure to meet expectations of securities analysts and investors;

•	changes in financial estimates or publication of research reports by securities analysts;

•	fluctuations in the prices and trading volumes of the shares of telecommunications companies; and

•	conditions or developments in the telecommunications industry, Russia, Ukraine or other emerging markets in which we operate, including regulatory actions.

These factors may cause a decrease in the market price of our common DRs regardless of our actual operating performance. In addition, during the past two years, stock markets in general have experienced extreme volatility that has at times been unrelated to the operating performance of particular companies. These broad market fluctuations may also result in a lower trading price of our common DRs.

We may not be able to complete the Transactions.

The Share Exchange Agreement contains a number of conditions precedent, some of which, such as regulatory approvals and the withdrawal or cancellation and dismissal of Farimex Products, Inc. v. Telenor East Invest AS et al., Case No. A75-2374/2008, commenced in the State Business Court for the Khanty-Mansi Autonomous Okrug, on or about April 14, 2008 (referred to in this prospectus as the Farimex Case), are outside the control of Telenor and Alfa Group, that must be satisfied or, to the extent permitted by applicable law, waived prior to the completion of the Offers. As further discussed under “– Telenor East Invest’s shares in OJSC VimpelCom are currently the subject of an arrest order in Russia in connection with the Farimex Case and may be sold by a Russian bailiff,” the next hearing of Telenor East Invest’s appeal in the Farimex Case is scheduled for April 16, 2010, which is one day after the date on which the U.S. Offer expires and one business day prior to the date on which the Russian Offer expires. There can be no certainty or assurance that these conditions will be satisfied or, if satisfied, when they will be satisfied, as further discussed under “The Offers – Terms and Conditions of the Offers – Conditions to Completing the U.S. Offer.” As a consequence, the completion of the Offers and the Kyivstar Share Exchange may be delayed or may not occur.

The proposed acquisition of all of the OJSC VimpelCom shares (including OJSC VimpelCom common shares represented by OJSC VimpelCom ADSs) is expected to be accomplished through two separate transactions: (1) the Offers and (2) as further discussed under “The Offers – Effects of the Offers and the Russian Squeeze-out Proceedings,” a subsequent acquisition by VimpelCom Ltd. for cash of any OJSC VimpelCom shares not tendered into the Offers. If more than 95.0% but fewer than 100% of OJSC VimpelCom’s outstanding shares (including common shares represented by OJSC VimpelCom ADSs) are tendered into the Offers, VimpelCom Ltd. expects to commence the mandatory squeeze-out proceedings in accordance with Russian law as soon as practicable after the completion of the Offers. However, there can be no certainty or assurance regarding the dates on which these transactions will be completed, that these transactions will take place as planned or that they will ultimately be completed. If these transactions do not take place or if they are significantly delayed, the primary benefits of the consolidation described in “Background and Reasons for the Offers – Reasons for the Offers” may not be fully achieved. Any such failure or delay may adversely affect the market price for, and the ability to sell in the market, OJSC VimpelCom shares and OJSC VimpelCom ADSs.

Telenor East Invest’s shares in OJSC VimpelCom are currently the subject of an arrest order in Russia issued in connection with the Farimex Case and may be sold by a Russian bailiff.

Telenor East Invest’s shares in OJSC VimpelCom are currently the subject of an arrest order issued by a Russian bailiff in order to secure a court decision issued in connection with the Farimex Case. The Farimex Case was commenced against, among others, Telenor East Invest by Farimex, a company registered in the British Virgin Islands that claimed to hold 25,000 OJSC VimpelCom ADSs, alleging that OJSC VimpelCom suffered financial harm as a result of Telenor East Invest’s alleged delay of OJSC VimpelCom’s acquisition of URS, as further discussed in Annex B (Material Legal Proceedings). Although this case is subject to an appeal by Telenor East Invest in the Federal Arbitrazh Court for the West Siberian District, located in Tyumen, Russia (referred to in this prospectus as the Tyumen Court), Telenor East Invest’s shares in OJSC VimpelCom may be sold by the bailiff to satisfy the decision of the Eighth Appellate Arbitrazh Court in Omsk, Russia, dated March 2, 2009 (referred to in this prospectus as the Omsk Court Decision). In the event these shares are sold in connection with the enforcement proceedings against Telenor East Invest, Telenor East Invest may lose its interest in OJSC VimpelCom. The Farimex Case and any related enforcement actions, underlying orders and injunctions, including the bailiff’s arrest order in respect of Telenor East Invest’s shares in OJSC VimpelCom, must be withdrawn in their entirety and the Farimex Case dismissed with prejudice as a condition to completion of the Offers, as further discussed under “The Offers – Terms and Conditions of the Offers – Conditions to Completing the U.S. Offer – Withdrawal of Legal and Regulatory Proceedings.” Telenor has not engaged in any negotiations with Farimex with respect to the withdrawal of the Farimex Case. However, as further discussed in Annex B (Material Legal Proceedings), Telenor East Invest’s appeal of the Omsk Court Decision was scheduled to be heard by the Tyumen Court on March 24, 2010. On March 24, 2010, Farimex informed the Tyumen Court that four of the six Alfa Group affiliates named as defendants in Farimex’s original statement of claim had been liquidated. Despite the fact that none of those four entities was appealing the Omsk Court Decision, the Tyumen Court said that it required additional time to review documents concerning their liquidation and postponed the hearing of Telenor East Invest’s appeal until April 16, 2010. The Tyumen Court has the ability to reverse, in whole or in part, or cancel the Omsk Court Decision and dismiss Farimex’s claim, in which case, all related proceedings, including the arrest of Telenor East Invest’s shares in OJSC VimpelCom, would be subject to dismissal.

Risks Relating to the Ownership of our DRs

We may need additional capital in the future and may not be able to obtain it on favorable terms, if at all.

Our industry is highly capital intensive and our success depends to a significant degree on our ability to develop and market innovative products and to update our facilities and process technology. We may require additional capital in the future to finance our future growth and development, implement further marketing and sales activities, fund our ongoing research and development activities and meet our general working capital needs. Our capital requirements will depend on many factors, including acceptance of and demand for our products and services, the extent to which we invest in new technology and research and development projects, and the status and timing of competitive developments. However, additional financing may not be available when needed on terms favorable to us or at all. If we are unable to obtain adequate funds on acceptable terms, we may be unable to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures, which could adversely affect our business, financial condition and results of operations.

VimpelCom Ltd. is a holding company and depends on the performance of its subsidiaries and their ability to make distributions to it.

VimpelCom Ltd. is a holding company and does not conduct any revenue-generating business operations of its own. Its principal assets will be the equity interests it owns in its operating subsidiaries, either directly or indirectly. As a result, it will be dependent upon cash dividends, distributions, loans or other transfers it receives from its subsidiaries in order to make dividend payments to its shareholders (including holders of DRs), to repay any debt it may incur, and to meet its other obligations. VimpelCom Ltd. may also need guarantees from its subsidiaries to incur debt. At present, OJSC VimpelCom’s loan documents restrict the ability of OJSC VimpelCom and its subsidiaries to make loans to or guarantee the debt of VimpelCom Ltd. The ability of VimpelCom Ltd.’s subsidiaries to pay dividends and make payments or loans to VimpelCom Ltd. and to guarantee VimpelCom Ltd.’s debt, will depend on their operating results and may be restricted by, among other things, applicable corporate, tax and other laws and regulations and agreements of those subsidiaries. For a discussion of the Russian and Ukrainian tax implications of the payment of dividends to VimpelCom Ltd., see “Material Tax Consequences – Russian Tax Consequences” and “ Material Tax Consequences – Ukrainian Tax Consequences.” Payments or distributions from VimpelCom Ltd.’s subsidiaries could also be subject to restrictions on dividends or repatriation of earnings under applicable local law, monetary transfer restrictions and foreign currency exchange restrictions in the jurisdictions in which its subsidiaries operate. For example, our Ukrainian subsidiaries, Kyivstar and Storm, may be required to obtain individual licenses or approvals from the NBU in order to pay us dividends. Kyivstar has successfully obtained such licenses and approvals for its recent dividend distributions. However, a draft law lifting the investment registration requirement has recently been discussed in the Ukrainian Parliament which is expected to simplify this dividend payment procedure. VimpelCom Ltd.’s subsidiaries are separate and distinct legal entities.

Any right that VimpelCom Ltd. has to receive any assets of or distributions from any subsidiary upon its bankruptcy, dissolution, liquidation or reorganization, or to realize proceeds from the sale of the assets of any subsidiary, will be junior to the claims of that subsidiary’s creditors, including trade creditors.

Various factors may hinder the declaration and payment of dividends.

The payment of dividends is subject to the discretion of VimpelCom Ltd.’s supervisory board and VimpelCom Ltd.’s assets consist primarily of investments in its operating subsidiaries. Various factors may cause the supervisory board to determine not to pay dividends. Such factors include VimpelCom Ltd.’s financial condition, its earnings and cash flows, its capital requirements, contractual restrictions and such other factors as VimpelCom Ltd.’s supervisory board may consider relevant.

Our common DRs will not be included in the MSCI Global Investable Market Indices, which could negatively affect the liquidity and price of our common DRs.

MSCI Barra has announced that, following successful completion of the Offers, it will remove the OJSC VimpelCom ADS from the MSCI Global Standard Indices and it has concluded that our common DRs are not eligible for inclusion in the MSCI Global Investable Market Indices. While our common DRs may be eligible for inclusion in other market indices, investors whose portfolios are comprised in whole or in part of shares included in the MSCI indices may be unwilling or unable to own our common DRs, which could negatively affect the liquidity and price of our common DRs.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our common DRs, the price of our common DRs could decline.

The trading market for our common DRs will rely in part on the research and reports that equity research analysts publish about us and our business. We do not control these analysts. The price of our common DRs could decline if one or more equity research analysts issue other unfavorable commentary or cease publishing reports about us or our business.

VimpelCom Ltd.’s two largest shareholders have substantial control over us and could delay or prevent a change in corporate control.

Upon completion of the Transactions, VimpelCom Ltd.’s two current shareholders, Telenor East Invest and Altimo, and their respective affiliates will beneficially own, in the aggregate, almost 80.0% of VimpelCom Ltd.’s outstanding voting shares (either directly or through the ownership of DRs), or more, if fewer than 100% of OJSC VimpelCom’s shareholders participate in the Offers and elect to receive DRs as consideration. As a result, these shareholders, if acting together, may have the ability to determine the outcome of matters submitted to VimpelCom Ltd.’s shareholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of VimpelCom Ltd.’s assets. In addition, these shareholders have entered into a Shareholders Agreement, as described under “Background and Reasons for the Offers – The Transaction Agreements – Shareholders Agreement and the Restated Bye-laws,” which will give them substantial influence over our management and affairs. In particular, the Shareholders Agreement includes a voting arrangement that determines the composition of VimpelCom Ltd.’s supervisory board.

A disposition by one or both of our two largest shareholders of their ownership interests in our company could negatively impact our operations.

If Telenor East Invest or Altimo were to dispose of their shares in our company or, as described below under “– Eco Telecom Limited has pledged its shares in OJSC VimpelCom as collateral under a loan agreement,” Altimo’s shares were sold to recover amounts due under Eco Telecom’s loan agreement with Vnesheconombank, we may be deprived of the financial and strategic benefits and resources that we derive from Alfa Group and

Telenor, respectively. Any shareholder or shareholder group who acquires these shares may wield significant influence over us, have a different strategy for the development of our company or may not be willing to provide us with the financial support that Alfa Group and Telenor have historically provided to OJSC VimpelCom. As a result of these or other factors, any change in our two largest shareholders may have a material adverse effect on our business, financial condition and results of operations.

Eco Telecom Limited has pledged its shares in OJSC VimpelCom as collateral under a loan agreement.

On October 29, 2008, Altimo’s subsidiary Eco Telecom entered into a loan agreement with Vnesheconombank in the amount of US$2,000.00 million for the purposes of refinancing Eco Telecom’s obligations to Deutsche Bank AG London Branch. Under a share pledge agreement dated November 1, 2008, as amended, Eco Telecom pledged to Vnesheconombank 6,426,600 OJSC VimpelCom preferred shares and 18,964,799 OJSC VimpelCom common shares (of the common shares, approximately 6,401,016 were represented by 128,020,325 OJSC VimpelCom ADSs) as collateral under that loan agreement. Upon completion of the Transactions, the pledge of OJSC VimpelCom shares will be replaced by a pledge of DRs. In the event that Eco Telecom fails to perform its obligations under the loan agreement, Vnesheconombank is entitled to levy execution on the pledged shares, and upon completion of the Transactions, will be eligible to levy execution on the pledged DRs, and sell them to recover amounts due to it under the loan agreement.

If there are substantial sales of common DRs in the market by Altimo or Telenor East Invest, the price of our common DRs could decline.

If Altimo or Telenor East Invest were to sell a large number of the common DRs or the public market perceives that Altimo or Telenor East Invest might sell their common DRs, the market price of the common DRs could decline significantly. The holders of almost 80.0% (or more, if fewer than 100% of OJSC VimpelCom’s shareholders participate in the Offers and elect to receive DRs as consideration) of VimpelCom Ltd.’s outstanding voting shares have the right under specified circumstances to require VimpelCom Ltd. to register their securities for resale to the public or participate in a registration of shares by VimpelCom Ltd., as further described under “Background and Reasons for the Offers – The Transaction Agreements – Registration Rights Agreement.”

VimpelCom Ltd.’s two largest shareholders have been involved in various disputes and litigation for the past five years which, if resumed, could lead to a further deterioration in their relationship that could have a material adverse effect on our business, financial condition, results of operations and prospects and which could subject us to further claims.

For the past five years, VimpelCom Ltd.’s two largest shareholders, Telenor and Alfa Group, have been involved in various disputes and litigation regarding their ownership of and control over Kyivstar and OJSC VimpelCom, as further discussed in Annex B (Material Legal Proceedings). Telenor and Alfa Group have entered into agreements under which, among other things, they have agreed to dismiss or withdraw or to cause the dismissal or withdrawal of any outstanding legal proceedings between them and their respective affiliates, as further described under “Background and Reasons for the Offers – The Transaction Agreements – Settlement Agreement and Settlement Escrow Agreement.” To the extent that VimpelCom Ltd.’s two largest shareholders resume or continue to engage in disputes and litigation in connection with the matters described above or with respect to other matters, it could lead to a further deterioration in their relationship which could have a material adverse effect on our business, financial condition, results of operations and prospects and could lead to further claims being made against us by VimpelCom Ltd.’s two largest shareholders or others.

VimpelCom Ltd. is a Bermuda company governed by Bermuda law, which may affect your rights as a shareholder or holder of DRs.

VimpelCom Ltd. is a Bermuda exempted company. As a result, the rights of VimpelCom Ltd.’s shareholders will be governed by Bermuda law and by VimpelCom Ltd.’s restated bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. In addition, holders of DRs do not have the same rights under Bermuda law and VimpelCom Ltd.’s restated bye-laws as registered holders of VimpelCom Ltd.’s shares. Substantially all of our assets are located outside the United States. It may be difficult for investors to enforce in the United States judgments obtained in U.S. courts against VimpelCom Ltd. or its directors and executive officers based on civil liability provisions of the U.S. securities laws. Uncertainty exists as to whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, under the securities laws of those jurisdictions, or entertain actions in Bermuda under the securities laws of other jurisdictions.

We are not subject to corporate governance requirements under the NYSE rules.

Our common DRs will be listed on the NYSE; however, as a Bermuda company, we will not be subject to the corporate governance provisions under the NYSE listing rules that are applicable to a U.S. company. The primary difference between our corporate governance practice and the NYSE rules relates to section 303A.01 of the NYSE rules, which provides that each U.S. company listed on the NYSE must have a majority of independent directors, as defined in the NYSE rules. Bermuda corporate law does not require that we have a majority of independent directors, and our restated bye-laws provide that three out of nine of our directors will be independent for purposes of the NYSE rules. In addition, our restated bye-laws provide that our compensation committee is comprised of three directors: one nominated by the Alfa Shareholders (as defined below under “Background and Reasons for the Offers – The Transaction Agreements – Shareholders Agreement and the Restated Bye-laws”), one nominated by the Telenor Shareholders (as defined below under “Background and Reasons for the Offers – The Transaction Agreements – Shareholders Agreement and the Restated Bye-laws”) and one independent, unaffiliated director. As a result, unlike a U.S. company listed on the NYSE, we will not have a majority of independent directors and our compensation committee will not consist entirely of independent directors. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

BACKGROUND AND REASONS FOR THE OFFERS

Who is Making the Offers

VimpelCom Ltd.

VimpelCom Ltd. was formed in Bermuda on June 5, 2009, as an exempted company under the name New Spring Company Ltd., which was subsequently changed to VimpelCom Ltd. on October 1, 2009. It is jointly controlled by Alfa Group and Telenor, with their respective subsidiaries, Altimo and Telenor East Invest, each owning 13,000,100 ordinary shares, together representing 100% of VimpelCom Ltd.’s outstanding share capital. Following the successful completion of the Transactions, VimpelCom Ltd. will hold more than 95.0% of OJSC VimpelCom’s outstanding shares and indirectly hold all of Kyivstar’s share capital, as further discussed under “Prospectus Summary – The Transactions.” VimpelCom Ltd. is a Bermuda company, registration number 43271, with its registered address at Victoria Place, 31 Victoria Street, Hamilton HM 10, Bermuda, its principal business address is Strawinskylaan 3051, 1077 ZX, Amsterdam, the Netherlands, and its business telephone number is +31 20 301 2240.

Alfa Group

Alfa Group was founded in 1989 and is one of Russia’s largest privately owned financial-industrial conglomerates, with interests in oil and gas, commercial and investment banking, asset management, insurance, retail trade, telecommunications, media, water supply and water disposal, as well as other industrial-trade and special-situation investments. Open Joint-Stock Company “Alfa-Bank” (referred to in this prospectus as Alfa Bank), one of Russia’s largest private banks, is Alfa Group’s flagship company. Alfa Group is also a member of a consortium that holds a 50.0% stake in TNK-BP, one of the largest vertically integrated Russian oil and gas companies (in terms of production). Alfa Group’s other interests include: X5 Retail Group N.V. (LSE: FIVE), which holds Pyaterochka, one of the largest discount grocery retailers in Russia in terms of sales, Perekrestok, which runs a leading chain of supermarkets in Russia, and Karusel, the fifth largest hypermarket operator in Russia by revenue; CTC Media, Inc., one of the largest commercial television broadcasters in Russia (NASDAQ: CTCM); A1, a leader in direct investment in the Russian, CIS and other emerging markets; and Rosvodokanal Group, a leading private operator of water supply and sewage services in the CIS.

Alfa Group’s telecommunications interests are held through Altimo, which specializes in telecom investments in Russia, the CIS and Asia. Altimo’s subsidiary, Eco Telecom Limited, owns 18,964,799 OJSC VimpelCom common shares, which represents approximately 37.0% of the outstanding OJSC VimpelCom common shares, and 6,426,600 OJSC VimpelCom preferred shares, which represents 100% of the outstanding OJSC VimpelCom preferred shares. Taking into account the voting rights of the OJSC VimpelCom preferred shares, Eco Telecom owns approximately 44.0% of OJSC VimpelCom’s outstanding voting shares. Two other subsidiaries of Altimo, Alpren Limited and Hardlake Limited, together own 100% of the membership interest in Storm, which in turn owns (together with other direct subsidiaries) 4,647,127 shares of Kyivstar, which represents approximately 43.5% of Kyivstar’s outstanding shares. Altimo’s business address is 11 Savvinskaya nab., Moscow 119435, Russia, and its business telephone number is +7 495 981 4488.

Additional information about Alfa Group and its affiliated controlling persons who may have an interest in the Offers is contained in the Schedule TO filed by Altimo and its affiliates, Telenor and its affiliates and us with the SEC, which is incorporated into this prospectus in its entirety (referred to in this prospectus as our Schedule TO).

Telenor

The Telenor group is an international group of companies providing high quality telephony, data and media communication services, with mobile operations in 13 markets across the Nordic region, Central and Eastern Europe and in Asia. Headquartered in Fornebu, Norway, Telenor is a public company formed in 1855 and is among the largest mobile operators in the world, with approximately 174 million mobile subscribers worldwide as at December 31, 2009 (calculated based on the GSM Association standards), consolidated revenues in 2009 of NOK 97,650 million, and a workforce of more than 40,000. Telenor is listed on the Oslo Stock Exchange. Telenor’s indirect subsidiary, Telenor East Invest, owns 15,337,854 OJSC VimpelCom common shares and 38,334,500 OJSC VimpelCom ADSs, which together represent approximately 33.6% of the outstanding OJSC VimpelCom common shares, and taking into account the voting rights of the OJSC VimpelCom preferred shares, approximately 29.9% of OJSC VimpelCom’s outstanding voting shares. Another indirect subsidiary of Telenor, Telenor Mobile, owns (together with other direct subsidiaries) 6,040,262 shares of Kyivstar, which represents approximately 56.5% of Kyivstar’s outstanding shares.

The business address of Telenor is Snarøyveien 30, N-1331 Fornebu, Norway, and its business telephone number is +47 (67) 89 00 00. Additional information about Telenor and its affiliated controlling persons who may have an interest in the Offers is contained in our Schedule TO.

VimpelCom Ltd.’s Strategy

Upon completion of the Transactions, VimpelCom Ltd. will be a leading mobile operator in Russia, Ukraine and the CIS, with a significant presence in Southeast Asia. In the short term, our strategy will be to optimize and further strengthen our strategic position, pursue operational improvements and efficiencies in our core markets and develop our recently launched or newly-acquired operations. In the medium and longer term, we will explore expansion opportunities in other emerging markets where we see significant value creation potential. Our overall goal and objective will be to generate returns for our shareholders and to pay regular and meaningful dividends.

Reasons for the Offers

Creation of a Leading Emerging Markets Mobile Operator

Combining OJSC VimpelCom and Kyivstar, two pre-eminent mobile operators in Russia and Ukraine, respectively, into one company headquartered in the Netherlands will enable us to create a leading emerging markets mobile operator, with a combined subscriber base of 86.6 million mobile subscribers as of December 31, 2009 (sources: Informa and AC&M) and the following pro forma financial information:

•	combined net operating revenues equal to approximately US$10,070.8 million;

•	combined operating income equal to approximately US$2,791.9 million; and

•	combined depreciation and amortization equal to approximately US$2,247.2 million,

in each case for the 2009 fiscal year and as more fully discussed in this prospectus under “OJSC VimpelCom and Kyivstar Unaudited Pro Forma Condensed Combined Financial Information – Unaudited Pro Forma Condensed Combined Financial Information.”

Kyivstar is a leading mobile operator in Ukraine and, as of December 31, 2009, had approximately 22.0 million subscribers (source: AC&M, January 21, 2010) and a subscriber market share of 39.9% (source: AC&M, January 21, 2010). Kyivstar’s market position is first in the mass segment, first in the youth segment, and is tied with Mobile TeleSystem Ukraine (referred to in this prospectus as MTS) in the overall business segment (source: Brand Progress Tracking, InMind, December 2009). Kyivstar also benefits from having a strong financial profile and is the leader in customer perception of brand awareness, service, network coverage and quality in Ukraine (source: TNS quarterly Mobile Index syndicated research, 4Q 2009).

We believe that the combination of OJSC VimpelCom and Kyivstar will enhance the positions of both companies in their existing markets, enabling them to take advantage of attractive opportunities for in-market consolidation and raising the overall profile of the combined group among its peers and competitors. We also believe that, when the Transactions are completed, VimpelCom Ltd. will be an attractive platform for exploring expansion into other emerging markets in which we see significant value creation potential, as and when such opportunities arise.

Strong Strategic Profile

We believe that, when the Transactions are completed, we will enjoy a stronger and more attractive strategic profile than either OJSC VimpelCom or Kyivstar currently have as stand-alone entities. We anticipate that we will have a stronger operating income margin and cash generation capability than does OJSC VimpelCom currently, as well as enhanced scale and geographic diversification. In addition, we expect to benefit from a stronger balance sheet and therefore to potentially enhance our ability to access the domestic and international capital markets on terms that are more attractive than those available to OJSC VimpelCom or Kyivstar on their own.

We also intend to pay regular and meaningful dividends. Following completion of the Transactions, our dividend policy will be to distribute annual dividends in an amount equal to at least 50.0% of the free cash flow (which means net income plus depreciation and amortization minus capital expenditures) from Kyivstar and 50.0% of the free cash flow from OJSC VimpelCom’s Russian operations. Actual payment of dividends will be subject to the supervisory board’s determination that sufficient legal reserves are available and that we will remain in compliance with the covenants under our relevant debt obligations.

Potential for Operational Improvements and Efficiencies

Following completion of the Transactions, our company will be managed on a unified basis, with the sharing of marketing, technical and operational best practices across our businesses, which is expected to result in operational improvements and efficiencies. In addition, we believe OJSC VimpelCom and Kyivstar will benefit from economies of scale in various areas, such as the purchasing of hardware and equipment. Finally, if we determine to integrate fully Kyivstar and OJSC VimpelCom’s Ukrainian operations, that integration could generate additional synergies from, among other things:

•

cost savings on operating expenditures, including interconnection fees payable to other mobile operators, dealer commissions and the elimination of duplicative administrative functions, including expenses relating to the cost of maintaining corporate headquarters and selling, general and administrative expenses;

•	cost savings on network maintenance and expansion and, if applicable, 3G licensing fees; and

•

elimination of Kyivstar’s capital expenditures for fixed-line networks in Ukraine and savings on OJSC VimpelCom’s capital expenditures on its mobile network in Ukraine through a combination of Kyivstar and OJSC VimpelCom’s Ukrainian mobile and fixed-line network.

Resolution of Existing Disputes Between Major Shareholders and Improved Corporate and Governance Structure

Completion of the Transactions will resolve existing disputes between our major shareholders, Alfa Group and Telenor, and align their interests in VimpelCom Ltd., thereby reducing the likelihood for future shareholder disputes. As discussed under “– History of Negotiations, Transactions, Agreements and Material Contacts – History of Negotiations Concerning OJSC VimpelCom and Kyivstar,” alignment of Alfa Group’s and Telenor’s interests and resolution of the parties’ conflict was one of the factors considered by Telenor’s board of directors in approving Telenor’s entry into the Transactions. Alfa Group and Telenor have agreed to dismiss or withdraw or to cause the dismissal or withdrawal of any outstanding litigation and arbitration proceedings between them and their respective affiliates if the Transactions are completed, as further described under “Background and Reasons for the Offers – The Transaction Agreements – Settlement Agreement and Settlement Escrow Agreement.” As further discussed under “Background and Reasons for the Offers – The Transaction Agreements – Shareholders Agreement and the Restated Bye-laws,” the Shareholders Agreement, which is governed by New York law, includes provisions designed to prevent future shareholder conflicts by ensuring that supervisory board and shareholder level deadlocks do not arise and, in the event disputes do arise, requires those disputes to be settled through arbitration proceedings in London under the United Nations Commission on International Trade Law (UNCITRAL) Arbitration Rules.

In addition, we believe that, upon completion of the Transactions, our corporate and governance structure will align the interests of all our shareholders and create a basis for improved corporate governance and the implementation of our strategy. In particular, to the extent not approved by our supervisory board in accordance with our restated bye-laws, the approval of certain M&A transactions will require the affirmative approval of a majority of our independent shareholders, as further discussed under “Background and Reasons for the Offers – The Transaction Agreements – Shareholders Agreement and the Restated Bye-laws – Approval of M&A Transactions.” In addition, because we are a Bermuda exempted company and the rights of our shareholders will be governed by Bermuda law and our restated bye-laws, we believe that the existing risks to OJSC VimpelCom’s and Kyivstar’s current shareholders arising from corporate governance issues and limited shareholder protections under Russian and Ukrainian law will be significantly reduced following completion of the Transactions.

Comparative Data

The tables below summarize revenue and mobile subscriber data for publicly traded emerging market mobile telecommunications companies that we believe are relevant reference companies against which you may evaluate our combined revenue and mobile subscriber data on a pro forma basis. We have selected those companies whose business consists primarily of providing mobile telecommunications services and which operate in more than one jurisdiction in the emerging markets of Europe, the Middle East and Africa.

Revenue for Selected Publicly Traded Emerging Market

Mobile Telecommunications Companies

	Year Ended December 31, 2008	Nine Months Ended September 30, 2009
	(US$ in millions)
VimpelCom Ltd.	12,616	7,443
Mobile Telephone Networks Holdings (MTN)	10,833	n.a.
Mobile TeleSystems OJSC (MTS)	10,281	6,130
Mobile Telecommunications Company K.S.C (Zain)	7,441	6,169
Turkcell Iletisim Hizmetleri AS	6,970	4,269
Vodacom (Pty) Ltd.	5,620	5,834
Orascom Telecom Holding S.A.E.	4,765	3,503
Millicom International Cellular SA	3,418	2,516
Wataniya Telecom	1,759	1,217

Sources: VimpelCom Ltd.; Informa

Mobile Subscribers for Selected Publicly Traded Emerging Market

Mobile Telecommunications Companies

	As of December 31, 2008	As of September 30, 2009
	(in millions)
MTS	95.7	101.4
MTN	87.3	108.3
VimpelCom Ltd.	84.5	87.7
Orascom	78.0	86.7
Zain	61.9	69.6
Turkcell	57.3	57.8
Vodacom	35.3	35.7
Millicom	33.2	37.1
Wataniya	7.3	8.3

Sources: VimpelCom Ltd.; Informa

Cautionary Statement

The foregoing discussion is based on assumptions regarding the benefits, cost savings and business growth opportunities we expect to achieve in the event that we successfully complete the Transactions. However, these expected benefits, cost savings and business growth opportunities may not develop. Moreover, we cannot assure you that, if the Transactions are completed, we will be able successfully to implement the proposed strategic or operational initiatives or deliver any potential synergies, as further discussed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors.”

History of Negotiations, Transactions, Agreements and Material Contacts

Since January 1, 2006, in the ordinary course of managing their respective investments in OJSC VimpelCom and Kyivstar, representatives of Alfa Group and Telenor met regularly during which, among other things, the future of the two businesses was discussed generally.

Transactions

Transactions that have occurred during the period since January 1, 2006, involving Alfa Group, Telenor or their respective affiliates, on the one hand, and OJSC VimpelCom or its affiliates, on the other hand, are discussed under “Information about OJSC VimpelCom – Related Party Transactions.” Transactions that have occurred during the period since January 1, 2006, involving Alfa Group, Telenor or their respective affiliates, on the one hand, and Kyivstar or its affiliates, on the other hand, are discussed under “Information about Kyivstar – Related Party Transactions.” All material transactions between Alfa Group, Telenor, VimpelCom Ltd. and their respective affiliates are discussed below under “– The Transaction Agreements.”

In the normal course of their businesses, Alfa Group, Telenor, VimpelCom Ltd., OJSC VimpelCom and their respective affiliates are parties to transactions and agreements with each other, including agreements on interconnection and roaming revenue for telecommunications services. Except as set forth or incorporated by reference to this prospectus, none of Alfa Group, Telenor, VimpelCom Ltd. or, to the best knowledge of Alfa Group, Telenor or VimpelCom Ltd. has since January 1, 2006 engaged in any transaction with OJSC VimpelCom or any of its affiliates that would require disclosure under the rules and regulations of the SEC applicable to the Offers.

Election of Directors to OJSC VimpelCom’s Board of Directors

Telenor and Altimo have regularly addressed OJSC VimpelCom’s shareholders regarding their views on matters brought before shareholders, including elections of members of OJSC VimpelCom’s board of directors.

On May 26, 2006, Altimo sent a letter to OJSC VimpelCom’s shareholders, together with a proxy card for the election of directors at the June 23, 2006 OJSC VimpelCom annual general meeting. Altimo commented on Telenor’s attempt to block OJSC VimpelCom’s acquisition of URS. Further, Altimo described concerns that OJSC VimpelCom shareholders would face certain risks if the Telenor-supported nominees were elected, and instead supported Michael Leibov, Leonid Novoselsky and David Haines, as the three independent candidates for election to OJSC VimpelCom’s board of directors. On June 5, 2006, Altimo made a presentation to Institutional Shareholder Services, Inc. regarding its recommendations for election to the OJSC VimpelCom board of directors.

On June 5, 2006, Telenor sent a letter to OJSC VimpelCom’s shareholders, together with a proxy card for the June 23, 2006 OJSC VimpelCom annual general meeting. Telenor stated that, under OJSC VimpelCom’s cumulative voting system, Alfa Group was virtually assured of having sufficient voting shares to elect four directors to OJSC VimpelCom’s board of directors and Telenor was virtually assured of having sufficient voting shares to elect three directors. Telenor urged the minority shareholders to cast all of their votes for Jo Lunder and

Larry Zielke, two independent candidates for election to OJSC VimpelCom’s board of directors. On June 7, 2006, Telenor made a presentation to Institutional Shareholder Services regarding OJSC VimpelCom’s proposed acquisition of Kyivstar and Telenor’s vision for OJSC VimpelCom’s future, as further discussed below under “– History of Negotiations Concerning OJSC VimpelCom and Kyivstar.”

On June 8, 2006, Altimo sent a letter to OJSC VimpelCom’s shareholders discussing the results achieved by OJSC VimpelCom under the leadership of Alexander Izosimov, OJSC VimpelCom’s then CEO and general director, and describing its account of Telenor actions taken to prevent OJSC VimpelCom’s expansion in Ukraine. Altimo urged minority shareholders of OJSC VimpelCom to vote against the independent director candidates supported by Telenor and instead to vote for the independent director candidates supported by Altimo.

On June 14, 2006, Telenor e-mailed a letter to selected institutional OJSC VimpelCom shareholders in response to Altimo’s June 8 letter, refuting claims made in Altimo’s June 8 letter and supporting the election of Jo Lunder and Larry Zielke to VimpelCom’s board of directors at the June 29, 2007 OJSC VimpelCom annual general meeting.

On June 13, 2007, Telenor sent a letter and an e-mail to OJSC VimpelCom’s shareholders and institutional shareholders, respectively, accompanied by a proxy card for the election of directors at the June 29 OJSC VimpelCom annual general meeting. In the June 13 letter and e-mail, Telenor urged OJSC VimpelCom’s minority shareholders to vote their shares for the election of Jo Lunder and Stig Herbern. Telenor also described its concerns about Alfa Group’s actions in respect of OJSC VimpelCom and Telenor’s contributions to OJSC VimpelCom and certain alleged violations by Alfa Group of U.S. securities laws, as further described in the securities lawsuit brought by Telenor East Invest against the relevant Alfa Group entities in United States federal district court in New York, as further discussed in Annex B (Material Legal Proceedings). On June 18, 2007, Telenor made a presentation to Institutional Shareholder Services regarding the same issues. On June 25, 2007, Telenor sent an e-mail to OJSC VimpelCom’s shareholders reminding them that the voting deadline for VimpelCom ADSs had now been extended to June 27, 2007.

On May 19, 2008, Telenor wrote a letter to OJSC VimpelCom’s shareholders urging them to vote for Hans Peter Kohlhammer and Jo Lunder, Telenor’s two independent nominees for OJSC VimpelCom’s board, at the June 9, 2008 OJSC VimpelCom annual general meeting. In the May 19 letter, Telenor informed OJSC VimpelCom’s shareholders that Telenor intended to cumulate its own votes to ensure the election of three nominees to OJSC VimpelCom’s board, Kjell Morten Johnsen, Ole Bjørn Sjulstad and Jan Edvard Thygesen, all of whom were employees of Telenor or its affiliates, and thereafter for Telenor’s independent nominees, Messrs. Kohlhammer and Lunder. Telenor also stated in the May 19 letter that Alfa Group’s ownership of approximately 44.0% of OJSC VimpelCom’s voting shares virtually assured Alfa Group of electing all four of its proposed nominees to OJSC VimpelCom’s board.

Telenor Swap Agreement

In the past, the FAS has not permitted Telenor to acquire more than 29.9% of OJSC VimpelCom’s outstanding voting shares. As a result, Telenor sought to acquire greater economic exposure to OJSC VimpelCom’s shares through derivative instruments. As disclosed in an amendment to Telenor’s Statement of Beneficial Ownership on Schedule 13D, filed with the SEC on June 2, 2006, Telenor entered into a Swap Agreement with ING Bank N.V., London Branch, providing for a total return equity swap in respect of up to 8,130,000 OJSC VimpelCom ADSs. On March 30, 2007, Telenor assigned the Swap Agreement to Telenor East Invest. On May 11, 2007, Telenor East Invest and ING amended the Swap Agreement to provide for physical settlement in respect of 7,666,900 of the OJSC VimpelCom ADSs underlying the Swap Agreement that ING acquired under the Swap Agreement (at the time, the equivalent of 1,916,725 shares of OJSC VimpelCom common stock). Telenor East Invest has extended the term of the Swap Agreement for an additional one-year period on two occasions, once on June 2, 2008 and again on June 2, 2009. The Swap Agreement is currently effective with respect to 2,237,000 OJSC VimpelCom ADSs or 111,850 OJSC VimpelCom common shares (equal to approximately 0.23% of OJSC VimpelCom’s outstanding common shares). The current term of the Swap Agreement ends on June 2, 2010.

Altimo Forward Purchase Program

As disclosed in amendments to Altimo’s Statement of Beneficial Ownership on Schedule 13D filed with the SEC on August 30, 2006 and October 9, 2006, in order to assure the availability of additional OJSC VimpelCom shares, on August 30, 2006, Rightmarch Limited, a wholly owned subsidiary of Altimo, entered into a master agreement and schedule, together with a master confirmation, with Jam Holding Asset Management Limited relating to share forward transactions in respect of OJSC VimpelCom ADSs. As disclosed in amendments to Altimo’s Statement of Beneficial Ownership on Schedule 13D filed with the SEC on November 21, 2006, March 2, 2007 and March 9, 2007, Rightmarch exercised its right to receive 6,597,900, 1,253,800 and 2,442,234 OJSC VimpelCom ADSs on November 15, 2006, December 21, 2006, and March 9, 2007, respectively, under this agreement. As disclosed in amendments to Altimo’s Statement of Beneficial Ownership on Schedule 13D filed with the SEC on March 2, 2007, March 6, 2007, March 8, 2007 and March 9, 2007, between March 1 and March 9, 2007, Eco Telecom entered into several share forward transactions with Deutsche Bank AG, London Branch, relating to OJSC VimpelCom ADSs, pursuant to which Eco Telecom agreed to acquire a total of 4,915,200 OJSC VimpelCom ADSs with settlement on March 14, 2007.

Disputes between Alfa Group, Telenor and Related Parties

Since 2005, members of Alfa Group, Telenor and related parties have been involved in numerous litigation and arbitration proceedings relating to Alfa Group and Telenor’s respective investments in OJSC VimpelCom and Kyivstar. If the Transactions are completed, Alfa Group and Telenor have agreed to dismiss or withdraw or to cause the dismissal or withdrawal of any outstanding litigation and arbitration proceedings between them and their respective affiliates, as further described under “Background and Reasons for the Offers – The Transaction Agreements – Settlement Agreement and Settlement Escrow Agreement.” A summary of those proceedings and their current status is provided in Annex B (Material Legal Proceedings).

History of Negotiations Concerning OJSC VimpelCom and Kyivstar

On February 8, 2006, Alexander Izosimov, OJSC VimpelCom’s then general director and CEO, sent a letter to Jon Fredrik Baksaas, Telenor’s CEO, and Alexey Reznikovich, Altimo’s CEO, proposing that OJSC VimpelCom acquire all of Telenor and Altimo’s ownership interests in Kyivstar in exchange for US$5,000.0 million in OJSC VimpelCom common shares. On February 10, Telenor’s executive vice president and head of its Central and Eastern European operations, Jan Edvard Thygesen, responded in writing to Mr. Izosimov, stating that key corporate governance issues would have to be resolved at OJSC VimpelCom before Telenor would be willing to discuss any proposed transaction. Following a press leak regarding both letters, both OJSC VimpelCom and Telenor issued press releases on February 13 confirming the contents of their respective letters.

On March 2, 2006, Mr. Izosimov sent a letter to Messrs. Baksaas, Thygesen and Reznikovich stating that OJSC VimpelCom would withdraw its proposal in the absence of any willingness by Telenor and Alfa Group to open a three-way dialogue between Telenor, Altimo and OJSC VimpelCom, prior to March 20, 2006, regarding OJSC VimpelCom’s proposal and indicative price.

On March 17, 2006, Mr. Baksaas sent a letter to Messrs. Izosimov and Reznikovich in which Telenor, in response to OJSC VimpelCom’s February 8 and March 2 letters, indicated its willingness to enter into concrete discussions regarding a transaction with OJSC VimpelCom and Altimo with respect to a sale of Telenor’s shares in Kyivstar for not less than US$2,825.0 million in cash on the terms and conditions described in the letter, including that OJSC VimpelCom would buy Altimo’s shares in Kyivstar for not less than US$2,175.0 million in cash and that Telenor and Altimo at the same time would enter into an agreement providing for a market-based separation mechanism. The separation mechanism proposed by Mr. Baksaas would permit the party placing the highest value on OJSC VimpelCom to make an offer to purchase all of the other party’s shares in OJSC VimpelCom and would obligate the other party to sell all its shares in OJSC VimpelCom to the offering party, which would likely result in either Telenor or Altimo holding a controlling stake in OJSC VimpelCom. Telenor’s proposal to OJSC VimpelCom and Altimo remained in effect until March 31, 2006. Telenor issued a press release on March 20, 2006 describing the contents of its March 17 letter.

On March 20, 2006, Telenor East Invest amended its May 12, 2005 application to the FAS (in which it had requested FAS approval to increase its permitted ownership of OJSC VimpelCom’s voting capital stock to 45.0%). In the March 20 amendment, Telenor East Invest requested that the FAS approve Telenor East Invest’s request to increase its permitted ownership of OJSC VimpelCom’s voting capital stock to 100%, it being understood by all parties that without such an amendment, certain provisions of the market-based separation agreement could not be effected. Telenor never received an approval or rejection of its application from the FAS.

On March 24, 2006, Mr. Izosimov sent a letter to Mr. Baksaas in response to Telenor’s March 17 letter affirming OJSC VimpelCom’s continuing willingness to purchase 100% of Kyivstar, amending the original all-share proposal and offering a total consideration of US$5,000.0 million, including no more than US$3,000.0 million in cash.

On March 24, 2006, Altimo held a public conference call in which Mr. Reznikovich rejected the market-based separation mechanism proposed by Telenor but expressed his support for Mr. Izosimov’s proposal that OJSC VimpelCom purchase Kyivstar for US$3,000.0 million in cash and US$2,000.0 million in OJSC VimpelCom common shares.

On March 29, 2006, Mr. Thygesen sent a letter to Mr. Reznikovich in which Telenor extended until April 14, 2006 the validity of its March 17 proposal that OJSC VimpelCom acquire 100% of Kyivstar for cash.

On April 6, 2006, Mr. Thygesen, Trond Westlie, Telenor’s CFO, and Kjell Morten Johnsen, the then head of Telenor Russia AS, and Mr. Reznikovich and Oleg Malis, Altimo’s senior vice president, met in Moscow, Russia to discuss the proposed transaction, which was followed by several follow-up, meetings, phone calls and video conferences between the parties and OJSC VimpelCom throughout April and May 2006.

On April 26, 2006, Mr. Thygesen of Telenor and Mr. Izosimov of OJSC VimpelCom had a meeting in Oslo, Norway at which additional terms and conditions of any potential transaction were discussed.

On April 27, 2006, Messrs. Thygesen and Johnsen and Jan Peter Sunde, the then head of M&A for Telenor, held a video conference with Mr. Reznikovich in which additional terms and conditions of a potential transaction were discussed.

On May 4, 2006, OJSC VimpelCom sent Telenor a draft summary term sheet relating to OJSC VimpelCom’s proposed acquisition of Kyivstar. The term sheet proposed a price of US$5,000.0 million for 100% of Kyivstar, consisting of not more than US$3,000.0 million in cash and the balance in new OJSC VimpelCom common shares. The offer in the term sheet contained certain conditions for the proposed transaction, including post-signing agreements allowing URS roaming access on Kyivstar’s network and exclusivity, and was to expire on May 24, 2006.

On May 10, 2006, Mr. Thygesen sent a letter to Mr. Reznikovich setting out the key principles and rationale for Telenor’s proposed separation mechanism and a timetable for agreeing on the proposed separation mechanism and the transaction between OJSC VimpelCom and Kyivstar.

On May 15, 2006, Mr. Thygesen sent a letter to Mr. Izosimov regarding Telenor’s comments on OJSC VimpelCom’s draft term sheet, which had been sent to UBS Limited, OJSC VimpelCom’s financial advisor, that day. Telenor’s comments referred to Telenor’s understanding that Kyivstar would be valued at the higher of 7.8 times its 2006 estimated EBITDA less net debt and US$5,000.0 million and Telenor’s requirement that FAS approval for the increase in Telenor’s holdings of OJSC VimpelCom would be received by June 15, 2006. Telenor’s comments also indicated that it wanted its due diligence review of documents in relation to the transaction to commence only after Telenor and Altimo had entered into the proposed market-based separation agreement.

On May 22, 2006, Telenor issued a press release announcing the status of discussions regarding a possible transaction, which included the text of the May 10 letter sent to Mr. Reznikovich.

On May 22, 2006, Altimo issued a press release announcing that the conditions proposed by Telenor in connection with OJSC VimpelCom’s proposed acquisition of Kyivstar were unworkable and made further negotiations on the transaction impossible. Altimo noted in particular its disapproval of Telenor’s making FAS approval a condition precedent to the transaction, Telenor’s proposed market-based separation mechanism and Telenor’s challenges in the Russian courts of OJSC VimpelCom’s acquisition of URS.

On May 30 and May 31, 2006, respectively, Telenor and Altimo wrote to Mr. Izosimov indicating their willingness to continue discussions beyond the May 24 deadline, while, at the same time, reiterating their differing positions with respect to the market-based separation agreement.

On June 1, 2006, Mr. Reznikovich wrote to Mr. Thygesen indicating Altimo’s willingness to continue negotiations related to OJSC VimpelCom’s acquisition of Kyivstar and setting out certain principles for the proposed separation agreement between the major shareholders of OJSC VimpelCom.

On June 1, 2006, OJSC VimpelCom issued a press release announcing that it had withdrawn its proposal to Telenor and Altimo to acquire 100% of Kyivstar for US$5,000.0 million, because it believed reaching a deal in the foreseeable future was unlikely due to the perceived lack of progress in negotiations between Telenor and Altimo, as well as Telenor’s requirement that the separation mechanism and FAS approval be in place prior to any sale of Kyivstar.

On June 20, 2006, Mr. Baksaas and Mr. Fridman met in Paris, France, to discuss Altimo’s counterproposal regarding the transaction terms and the separation mechanism.

On August 15, 2006, Mr. Baksaas and Mr. Fridman spoke by phone and agreed to continue discussions in Stockholm, Sweden, on August 23.

On August 23, 2006, Messrs. Baksaas and Sunde met again with Mr. Fridman and Alexander Knaster, a minority shareholder in Altimo and the chairman and CEO of Pamplona Capital Management, in Stockholm, Sweden to continue discussions on terms and conditions of a potential transaction.

On November 10, 2006, Mr. Reznikovich called Henrik Torgersen, an advisor to Telenor’s CEO and a member of the OJSC VimpelCom Board, to discuss the separation mechanism.

On November 30, 2006, Mr. Reznikovich sent a letter to Messrs. Baksaas and Thygesen, proposing an exchange of assets between Altimo and Telenor in which Altimo would transfer its shares in Kyivstar to Telenor in exchange for Telenor transferring its shares in OJSC VimpelCom and Golden Telecom to Altimo, with appropriate balancing payments to settle any difference in the values of the assets exchanged.

On December 5, 2006, Mr. Reznikovich sent a letter to Messrs. Baksaas and Thygesen enclosing a letter from the FAS stating that an acquirer of 30% or more of the voting shares in a Russian open joint stock company must first obtain the approval of the FAS to acquire 75% or more of the shares of the company, due to the requirement that the acquirer make a mandatory tender offer for all the shares of the company upon crossing the 30% threshold. In his letter, Mr. Reznikovich stated that Telenor could not increase its stake in OJSC VimpelCom without obtaining the preliminary approval of the FAS, that if Telenor were to acquire more than 30% of OJSC VimpelCom without the prior approval of the FAS Altimo’s interests as a shareholder of OJSC VimpelCom would be affected and that Altimo reserved all its rights to take any and all actions to protect its interests.

On December 12, 2006, Mr. Thygesen sent a letter to Mr. Reznikovich referring to Mr. Reznikovich’s letter of November 30, 2006, noting that the proposal in that letter was inconsistent with statements attributed to Mr. Reznikovich in an article entitled “Altimo proposes $4bn asset swap,” published in the Financial Times on December 8, noting that Telenor was still waiting for figures to be sent by Altimo in relation to Altimo’s proposal and requesting that Altimo clarify how it believed the proposed transaction could work under the Russian antimonopoly laws.

On December 13, 2006, Mr. Reznikovich sent a letter to Mr. Thygesen stating that Altimo believed the value of its stake in Kyivstar roughly corresponded to the value of Telenor’s stake in OJSC VimpelCom and Golden Telecom, and suggesting that the parties arrange a meeting or conference call to discuss a possible swap of assets.

In March 2007, representatives of Altimo and Telenor participated in a conference call in which an Altimo representative proposed that Altimo exchange its interest in Kyivstar for Telenor’s interest in OJSC VimpelCom, sell its interest in Kyivstar to Telenor for cash or sell its interests in both Kyivstar and OJSC VimpelCom to Telenor for cash.

On or about May 12, 2007, Mr. Baksaas called Mr. Fridman and indicated a willingness to restart discussions. Mr. Fridman suggested that a combination of Kyivstar and OJSC VimpelCom would be Altimo’s preferred solution.

On June 7, 2007, Messrs. Westlie and Sunde met with Mr. Knaster at Pamplona Capital’s offices in London. At that meeting, the parties discussed various potential transactions, including an asset swap.

On June 22, 2007, Mr. Westlie sent an e-mail to Mr. Knaster indicating Telenor’s interest in acquiring Altimo’s interest in Kyivstar for cash or a mixture of cash and shares in Telenor and OJSC VimpelCom.

On June 25, 2007, Mr. Knaster replied to Mr. Westlie’s e-mail of June 22, stating that the amount of OJSC VimpelCom common shares used as consideration in any transaction for the purchase of Altimo’s interest in Kyivstar could not result in Altimo owning more than 50% of OJSC VimpelCom’s voting shares.

On July 3, 2007, Mr. Westlie sent an e-mail to Mr. Knaster requesting that Mr. Knaster confirm Mr. Westlie’s understanding of Mr. Knaster’s proposal and asking Mr. Knaster to provide Mr. Westlie with a draft of OJSC VimpelCom’s charter showing the changes that would be made in order to protect Telenor’s interests after giving effect to the transaction Mr. Westlie and Mr. Knaster were discussing. Mr. Knaster responded to Mr. Westlie’s e-mail on the same day, stating that the parties’ needed to agree on the value of Altimo’s interest in Kyivstar before agreeing on any changes to OJSC VimpelCom’s charter.

On July 6, 2007, Mr. Westlie sent Mr. Knaster an e-mail in which Mr. Westlie requested that Mr. Knaster provide details of the proposed changes to OJSC VimpelCom’s charter before the parties agreed on a value for the proposed transaction. Mr. Knaster responded to Mr. Westlie’s e-mail the same day, reiterating the need to first agree on valuation.

In the summer of 2007, Mr. Johnsen participated in a meeting in Moscow with Mr. Fridman and Peter Aven, the President of Alfa Bank and a member of the Alfa Group supervisory board, at which the parties had a general discussion concerning whether there was a basis upon which Telenor and Altimo could continue discussions regarding a proposed transaction.

On September 14, 2007, Mr. Baksaas and Mr. Fridman spoke by phone and discussed the roles of Telenor’s and Altimo’s respective representatives and the organization of the talks going forward.

On September 18, 2007, Mr. Baksaas called Mr. Fridman, and they briefly discussed a possible swap of Altimo’s stakes in OJSC VimpelCom and Kyivstar for shares in Telenor.

On September 19, 2007, representatives of UBS met with Messrs. Baksaas and Westlie in Fornebu, Norway, where UBS presented a proposal concerning a swap of Altimo’s stakes in OJSC VimpelCom and Kyivstar for shares in Telenor and gave a draft term sheet to Telenor.

On September 28, 2007, Messrs. Westlie and Thygesen met with Messrs. Reznikovich and Knaster at Heathrow Airport in London, England, where they discussed the possible purchase by Telenor of Altimo’s interest in Kyivstar for a mixture of shares in OJSC VimpelCom and Telenor ASA and cash.

On October 1, 2007, Mr. Reznikovich sent an e-mail to Messrs. Westlie and Thygesen confirming Altimo’s understanding of the parties’ discussions in London, England, on September 28. Mr. Westlie responded by e-mail to Messrs. Reznikovich and Knaster on the same day, stating that not more than 5.5% to 6% of Telenor shares could potentially be part of the purchase price for Altimo’s interest in Kyivstar.

On November 7, 2007, Mr. Westlie sent an e-mail to Messrs. Reznikovich and Knaster, copying Mr. Thygesen, in which Mr. Westlie discussed various corporate governance issues relating to Kyivstar and the potential valuation methodologies for the transaction the parties were then discussing. Mr. Knaster sent a short reply e-mail to Mr. Westlie on the following day.

On November 13, 2007, Mr. Knaster called Mr. Westlie and proposed that Altimo exchange its interest in Kyivstar for 5.5% of Telenor’s voting shares and 11% to 13% of OJSC VimpelCom’s voting shares.

On November 21, 2007, Mr. Johnsen called Mr. Fridman. Messrs. Johnsen and Fridman discussed generally whether the parties should divest their respective holdings in VimpelCom and Kyivstar or renew their partnership.

On November 26, 2007, Mr. Westlie e-mailed Mr. Knaster and terminated the parties’ discussions, citing as the reason for such termination Altimo’s attacks on Telenor’s ownership interests in Kyivstar. Mr. Knaster replied to that e-mail on the same day, and referred to the possibility of the parties’ re-engaging in discussions at a future date.

On May 16, 2008, Mr. Baksaas met Mr. Fridman in Paris, France, to discuss a potential settlement with respect to Telenor and Altimo’s disagreements over governance issues in Kyivstar and OJSC VimpelCom. Mr. Baksaas stated that the ongoing litigation was not beneficial to either company and a mutually acceptable solution could benefit all parties. Mr. Baksaas then proposed that Telenor would acquire Altimo’s entire interest in Kyivstar for cash. Mr. Baksaas stated, however, that Telenor would continue to pursue all litigation and arbitration proceedings between the parties until such time as an agreement could be reached. Mr. Fridman responded that he would not be willing to enter into a cash deal for Altimo’s interest in Kyivstar.

On June 5, 2008, Mr. Baksaas called Mr. Fridman to follow up regarding the proposal Mr. Baksaas had made to Mr. Fridman on May 16, 2008. Mr. Fridman indicated a willingness on the part of Altimo to swap its stake in Kyivstar for a mix of shares in OJSC VimpelCom and Telenor.

On June 23-24, 2008, Mr. Westlie and Mr. Knaster met in Oslo, Norway, to discuss a potential transaction in which Telenor would acquire Altimo’s interest in Kyivstar in exchange for shares in Telenor and OJSC VimpelCom, and all litigation and arbitration proceedings between the parties would be terminated. On June 28, 2008, Mr. Johnsen and Mr. Reznikovich met to discuss the same transaction.

On July 9, 2008, Telenor sent a draft non-disclosure agreement to Altimo. Later the same day, Mr. Westlie called Mr. Knaster to discuss some of the issues surrounding the non-disclosure agreement.

On July 11, 2008, Mr. Knaster responded to Mr. Westlie, stating that Alfa Group was not willing to have some of the parties affiliated with Alfa Group who were engaged in legal proceedings with Telenor be a party to a non-disclosure agreement. On July 22, 2008, Messrs. Knaster and Westlie spoke again by telephone to discuss the terms of a non-disclosure agreement and a meeting to discuss a proposed transaction.

On August 11, 2008, a Telenor team lead by Messrs. Westlie and Thygesen and an Altimo team lead by Messrs. Knaster and Reznikovich, together with the parties’ respective internal and external legal counsel, met in London to discuss a possible transaction and the possible settlement of all ongoing litigation and arbitration proceedings. At this meeting, Telenor and Altimo discussed a potential transaction in which Altimo would transfer all of its interests in Kyivstar to Telenor in exchange for some of Telenor’s shares in OJSC VimpelCom and the issuance of shares in Telenor equal to approximately 5.5% of Telenor’s outstanding shares. In addition, the parties discussed the possibility that all outstanding legal proceedings between them would be settled or withdrawn upon completion of the proposed transaction. The August 11 meeting between Telenor and Altimo did not result in an agreement or understanding between the parties, and the parties did not make any arrangements to continue discussions.

On August 15, 2008, Mr. Baksaas called Mr. Fridman, and they had a general discussion concerning the negotiation process but did not reach any understanding or agreement.

On October 26, 2008, Mr. Baksaas called Mr. Fridman and asked whether, in view of market rumors concerning Eco Telecom’s and Altimo’s liquidity constraints, Altimo would consider selling its Kyivstar stake for cash as a means of providing Altimo with some liquidity. Mr. Fridman said he was not interested in pursuing such a transaction.

On November 26, 2008, Mr. Reznikovich sent a letter to Mr. Thygesen, proposing the exchange of Altimo’s interest in Kyivstar and Altimo’s assumption of one-half of the damages payable in the Farimex Case for Telenor’s entire interest in OJSC VimpelCom, to which Mr. Thygesen responded in a letter sent on November 28, 2008, rejecting that proposal.

On December 2, 2008, Mr. Malis called Mr. Johnsen, with a new proposal for a possible transaction. The December 2 proposal contemplated that Altimo would transfer its entire interest in Kyivstar and all of its OJSC VimpelCom preferred shares to Telenor in exchange for such number of Telenor’s OJSC VimpelCom common shares as was equal to 18.0% of OJSC VimpelCom’s outstanding shares. As a result of the proposed transactions, Telenor would own all of Kyivstar and approximately 25.0% of the voting shares in OJSC VimpelCom (equal to an approximate 16.0% economic interest in OJSC VimpelCom) and Altimo would own approximately 49.0% of the voting shares in OJSC VimpelCom (equal to an approximate 55.0% economic interest in OJSC VimpelCom). In addition, all ongoing litigation and arbitration proceedings between the parties would be settled or withdrawn. The parties’ discussions in December 2008 did not result in an agreement or understanding between the parties, and no further discussions were scheduled.

On March 4, 2009, Mr. Reznikovich called Mr. Johnsen to discuss a new proposal, and Mr. Reznikovich then sent Mr. Johnsen by e-mail a presentation outlining the broad framework of the proposal. The proposal contemplated that Altimo and Telenor would contribute all of their respective ownership interests in Kyivstar and OJSC VimpelCom into a new company that would be formed in a Western jurisdiction and listed on the London Stock Exchange or the NYSE. Following the contribution of the parties’ Kyivstar and OJSC VimpelCom shares, the new company would launch an exchange offer to purchase the shares of all remaining OJSC VimpelCom shareholders in exchange for shares in the new company. As part of the proposal, all ongoing litigation and arbitration proceedings between the parties would be settled or withdrawn.

On March 23, 2009, following internal review by Telenor with its financial and legal advisors concerning the business case for the proposal, the legal issues to be considered in connection with the proposal and the various structures that could be used to accomplish the transactions contemplated by the proposal, Messrs. Thygesen, Westlie and Sjulstad met with Messrs. Knaster, Reznikovich and Malis in London, England, to discuss Mr. Reznikovich’s proposal of March 4. At that meeting, Telenor suggested several alternative structures for accomplishing the proposal and suggested several potential jurisdictions in which a new company could be formed and headquartered.

On or around March 31, 2009, Messrs. Thygesen, Westlie, Reznikovich and Knaster exchanged emails in which they discussed terms and conditions of a potential transaction and a meeting on April 2, 2009, to continue discussions in person.

On April 2, 2009, Messrs. Westlie and Thygesen, Torbjørn Wist and Bjørn Hogstad of Telenor, and Mr. Reznikovich and Yuri Musatov of Altimo and Mr. Knaster, together with their respective legal advisors, met in London to discuss a new proposal to combine each party’s holdings in OJSC VimpelCom and Kyivstar. At this meeting, Telenor and Alfa Group discussed four fundamental ‘pillars’ on which any agreement between the parties should be based. The four pillars, which guided the parties throughout the negotiation process, were the following:

•

OJSC VimpelCom and Kyivstar should be brought together under one new company, owning all or substantially all shares of OJSC VimpelCom and Kyivstar. The new company would be owned, in turn, by Telenor, Altimo and public minority shareholders.

•

Neither Altimo nor Telenor should have control of the new company either now or in the future (except in cases where one party chooses to sell out its interests to the other party) and each party’s ownership interest in the new company should be approximately in the same range of magnitude.

•

There should be simple and clear deadlock resolution mechanisms in the new company, with independent directors and minority shareholders participating in the decision-making process and having a deciding vote in case of disagreements between the parties.

•

The new company should be incorporated in an established Western jurisdiction and relations between parties should be governed by Western law, which should give comfort to both parties that, if disputes were to arise, they would be resolved within a long-established and well-defined framework.

Following the April 2 meeting, Altimo provided Telenor with a draft term sheet incorporating the structural ideas and terms discussed during the meeting. Following discussions between the parties’ legal advisors and financial advisors concerning the advantages and disadvantages of the structures for accomplishing the proposed transactions, the parties met in London, England, to discuss the potential terms of a transaction on April 15, 2009.

On April 28-29, 2009, Telenor and Altimo again met in London, England, to discuss a broad framework by which the parties could agree to combine their respective holdings in OJSC VimpelCom and Kyivstar into a company to be formed in Bermuda and headquartered in the Netherlands. The parties instructed their respective legal advisors to begin preparing definitive documentation on the basis of this framework.

On or about May 5, 2009, Altimo and Telenor approached OJSC VimpelCom’s management and informed them that Altimo and Telenor would like to have a meeting to discuss a possible transaction among Altimo, Telenor and OJSC VimpelCom with respect to Altimo’s and Telenor’s respective indirect shareholdings in OJSC VimpelCom and Kyivstar. Over the course of the next two weeks, the parties exchanged drafts of a proposed mutual non-disclosure agreement, but the agreement was never finalized and the meeting did not take place.

On May 22, 2009, Altimo and Telenor’s respective legal advisors met with the Federal Service for the Financial Markets of the Russian Federation (referred to in this prospectus as the FSFM) to discuss and request clarification concerning the various alternative structures that the parties were contemplating to complete the proposed transactions. The FSFM formally responded on July 6, 2009, with a letter providing its interpretation of the issues presented.

Throughout the summer of 2009, Altimo and Telenor discussed the parameters, terms and conditions of the proposed transactions regularly by phone, e-mail and in-person meetings in London, England, and exchanged drafts of definitive agreements reflecting the terms and conditions of the proposed transactions. Telenor incorporated VimpelCom Ltd. in Bermuda on June 5, 2009, and Altimo became a shareholder on October 1, 2009. Altimo incorporated VimpelCom Holdings on June 29, 2009, and Telenor East Invest became a shareholder on October 1, 2009.

On September 10, 2009, Telenor’s board of directors approved the proposed transactions (subject to final negotiation of definitive agreements and the exchange ratio). The material factors considered by Telenor’s board of directors were the attractiveness of VimpelCom Ltd. as an investment vehicle and that the proposed transactions would align Telenor’s and Alfa Group’s interests and end the parties’ long-standing conflict over their respective holdings in OJSC VimpelCom and Kyivstar, which the board of directors viewed as disruptive to OJSC VimpelCom’s and Kyivstar’s respective businesses and negatively impacting Telenor’s share price. The possibility that Telenor would lose its investment in OJSC VimpelCom as a consequence of the Farimex Case was not a material factor in Telenor’s decision to engage in the proposed transactions.

On September 18, 2009, Messrs. Baksaas, Westlie, Wist and Hogstad, accompanied by Peter O’Driscoll of Orrick, Herrington & Sutcliffe LLP, met with Messrs. Fridman, Knaster, Reznikovich and Musatov in Djursholm, Sweden, where they discussed the remaining unresolved terms and conditions of the potential transactions and how they might approach OJSC VimpelCom and Kyivstar to begin discussions of such transactions.

On September 21, 2009, Altimo and Telenor determined that negotiations between the parties were sufficiently well developed to begin discussions with OJSC VimpelCom’s management and board of directors regarding their support for the proposed transactions.

On September 23, 2009, following the signing of a mutual non-disclosure agreement among Altimo, Telenor and OJSC VimpelCom, representatives from Altimo and Telenor, together with their financial and legal advisors, met in London, England, with Boris Nemsic and Jeff McGhie, OJSC VimpelCom’s CEO and general counsel, respectively, and OJSC VimpelCom’s financial advisor, UBS Limited, and legal advisor, Akin Gump Strauss Hauer & Feld, LLP. At the September 23 meeting, Altimo and Telenor explained the parameters, terms and conditions of the proposed transaction, including a proposed exchange ratio of 3.0:1 when determining the percentage ownership of VimpelCom Ltd. As used in this prospectus, exchange ratio means the ratio of the aggregate number of common DRs that would be issued to OJSC VimpelCom common shareholders (including holders of OJSC VimpelCom ADSs) to the aggregate number of common shares that would be issued to the Kyivstar shareholders if all outstanding OJSC VimpelCom common shares (including OJSC VimpelCom common shares represented by OJSC VimpelCom ADSs) are exchanged in the Offers. In addition, Altimo and Telenor explained that they would like to receive a statement of support from OJSC VimpelCom’s board of directors and would like OJSC VimpelCom to receive a fairness opinion from its financial advisor at the time Altimo and Telenor signed a series of agreements with respect to the Transactions (collectively referred to in this prospectus as the Transaction Agreements) and publicly announced the transaction on or about October 5, 2009.

Altimo and Telenor also delivered a slide presentation at the September 23 meeting, a copy of which is included as an exhibit to the registration statement on Form F-4, of which this prospectus forms a part. This presentation was prepared by Altimo and Telenor as a basis for initiating discussions regarding the proposed transactions. The methodology for preparing pro forma and non-GAAP financial information shown in this presentation is not consistent with the pro forma combined financial information contained in this prospectus under “Summary Historical Financial Data and Unaudited Pro Forma Financial Information” or “OJSC VimpelCom and Kyivstar Unaudited Pro Forma Condensed Combined Financial Information.” The presentation:

•

provided an overview of the terms and conditions of and timeline for the proposed transactions as described under “Prospectus Summary – The Transactions” and in more detail under “The Offers – Terms and Conditions of the Offers”;

•

showed the corporate structure that would result following completion of the proposed transactions, which is shown under “Prospectus Summary – The Transactions,” and proposed that VimpelCom Ltd. would be incorporated in Bermuda, listed on the New York Stock Exchange, headquartered and tax domiciled in the Netherlands and that key executives and head office functions would be based in the Netherlands;

•	summarized the corporate governance structure proposed by Telenor and Altimo described under “–The Transaction Agreements – Shareholders Agreement and the Restated Bye-laws”;

•	described Telenor’s and Altimo’s view that the proposed transactions would be a compelling value proposition for OJSC VimpelCom due to their belief that the proposed transactions:

•	would create the largest EMEA emerging markets mobile operator;

•	had the potential for creating significant value;

•	would improve OJSC VimpelCom’s financial strength;

•	would provide an attractive exchange ratio for OJSC VimpelCom’s minority shareholders; and

•	would align the parties’ interests and end conflicts between them;

•

provided charts illustrating 2008 non-GAAP financial and operating data for OJSC VimpelCom and Kyivstar on a pro forma combined basis, including comparisons with other EMEA emerging markets mobile operators; and

•	provided charts illustrating 2008 and second quarter 2009 non-GAAP financial ratios for each of OJSC VimpelCom, Kyivstar and for both companies on a pro forma combined basis.

On September 24, 2009, following the signing of a mutual non-disclosure agreement among Altimo, Telenor and Kyivstar, Telenor notified Kyivstar’s management of the proposed transaction and requested their assistance in providing a limited amount of materials to allow Altimo, Telenor, OJSC VimpelCom and their respective legal and financial advisors to review Kyivstar’s financial situation and material contracts.

On September 25, 2009, Altimo, Telenor, OJSC VimpelCom and their respective legal and financial advisors began reviewing the materials provided by Kyivstar and OJSC VimpelCom, respectively.

On September 25, 2009, OJSC VimpelCom’s management reviewed the proposed transactions with OJSC VimpelCom’s board of directors, which formed a working group composed of OJSC VimpelCom’s three independent directors, Jo Lunder, Hans Peter Kolhammer and Leonid Novoselsky (referred to in this prospectus as the independent director working group), to supervise OJSC VimpelCom management’s involvement in the proposed transaction. OJSC VimpelCom’s board of directors also authorized management to evaluate the proposed transaction under the supervision of the independent director working group and ratified OJSC VimpelCom’s execution of the mutual non-disclosure agreement.

On September 26, 2009, OJSC VimpelCom instructed its tax advisors, PricewaterhouseCoopers, to being a review of the tax impact of the proposed transaction on OJSC VimpelCom’s minority shareholders.

On September 29, 2009, OJSC VimpelCom’s management and independent director working group requested a conference call with Altimo and Telenor to discuss several questions posed concerning the basis for the proposed exchange ratio, the proposed VimpelCom Ltd. dividend policy, the process for selecting VimpelCom Ltd.’s initial CEO, the proposed division of authority between VimpelCom Ltd.’s shareholders, board and management, the reasons for locating VimpelCom Ltd.’s senior management in the Netherlands, the reason for requesting that OJSC VimpelCom’s board of directors obtain a fairness opinion prior to the anticipated October 5, 2009 public announcement of the proposed transaction, and Altimo’s and Telenor’s determination that OJSC VimpelCom’s minority shareholders would be willing to participate in the transaction in sufficient numbers given the more than 95% minimum acceptance condition.

On September 30, 2009, representatives of Altimo and Telenor, together with their respective legal and financial advisors, had a conference call with the independent director working group, OJSC VimpelCom’s management and OJSC VimpelCom’s legal and financial advisors to discuss their questions posed on September 29, 2009. Representatives of Altimo and Telenor discussed the following during the September 30 call:

•	the 3.0:1 exchange ratio, which Altimo and Telenor proposed based on their view of the relative contributions of OJSC VimpelCom and Kyivstar to the combined business of VimpelCom Ltd. and their belief that the proposed exchange ratio would be attractive to OJSC VimpelCom’s minority shareholders because of the benefits they believed the proposed transaction would provide to all of OJSC VimpelCom’s shareholders;

•	the proposed dividend policy (which is discussed below under “– The Transaction Agreements – Shareholders Agreement and Restated Bye-laws – Dividend Policy”);

•

their goal to quickly identify and select an initial CEO who would meet the considerations described in the Shareholders Agreement after thoroughly assessing the potential candidates (as further discussed below under “Share Capital, Corporate Governance and Shareholders Rights – Appointment of the CEO”);

•

the reasons for establishing VimpelCom Ltd.’s headquarters in the Netherlands (namely, the beneficial tax treaties between the Netherlands and several countries in which OJSC VimpelCom operates, as well as the Netherlands’ geographic location, which representatives of Altimo and Telenor regarded as more beneficial for future expansion activities and investor meetings and convenient for traveling to the countries in which VimpelCom Ltd. would operate);

•

the proposed governance structure of VimpelCom Ltd., including the rights granted to Altimo and Telenor under the Shareholders Agreement (which are discussed below under “– The Transaction Agreements – Shareholders Agreement and Restated Bye-laws), the division of authority between the supervisory board and the management board (which is discussed under “Share Capital, Corporate Governance and Shareholders Rights – Supervisory Board and Management Board”), and that the approval of certain M&A transactions would require the affirmative approval of a majority of our independent shareholders (as discussed below under “– The Transaction Agreements – Shareholders Agreement and the Restated Bye-laws – Approval of M&A Transactions”);

•

the request that OJSC VimpelCom’s board of directors obtain a fairness opinion from its financial advisor prior to the anticipated October 5, 2009 public announcement of the proposed transaction, which Altimo and Telenor suggested in order to ensure that any initial statement of support for the proposed transaction by OJSC VimpelCom would take into consideration substantive, third-party advice as one of the reasons for expressing its initial support for the proposed transaction, while recognizing that, prior to making its formal recommendation to its shareholders (which would be included in its Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC following commencement of the Offers), OJSC VimpelCom’s board of directors would likely receive another fairness opinion as one factor in its analysis as to whether it would formally recommend the Offers to its shareholders; and

•

the more than 95% minimum acceptance condition, which Altimo and Telenor stated was achievable in view of the attractive exchange ratio offered to OJSC VimpelCom shareholders because of the benefits which they believed the proposed transaction would provide to all of OJSC VimpelCom’s shareholders.

On October 1, 2009, representatives of Altimo and Telenor, together with their respective legal and financial advisors, had a further call with the independent director working group, OJSC VimpelCom’s management and OJSC VimpelCom’s legal and financial advisors. The independent director working group indicated that, based on the analyses performed to date by OJSC VimpelCom’s management and UBS, the independent director working group did not believe it could support the proposed transaction at the 3.0:1 exchange ratio. UBS, on OJSC VimpelCom’s behalf, suggested to Altimo and Telenor an exchange ratio of 3.5:1. Altimo’s and Telenor’s representatives indicated that a 3.5:1 exchange ratio was not acceptable and suggested that the independent director working group and OJSC VimpelCom’s management and financial advisor take into account the value of other perceived benefits, such as the improved corporate governance of VimpelCom Ltd., potential operational improvements and efficiencies, the resolution of ongoing disputes between Alfa Group and Telenor and the domiciling of VimpelCom Ltd. in the Netherlands. The parties engaged in a further discussion on valuation and agreed that the parties’ respective financial advisors would have further discussions regarding valuation.

On October 2, 2009, representatives of Altimo and Telenor, together with their respective legal and financial advisors, had a further call with the independent director working group, OJSC VimpelCom’s management and OJSC VimpelCom’s legal and financial advisors. The independent director working group stated again that, based on the analyses done to date by OJSC VimpelCom’s management and UBS, the independent director working group could not support the proposed transaction based on a 3.0:1 exchange ratio. UBS, on OJSC VimpelCom’s behalf, again suggested an exchange ratio of 3.5:1. At the same time, the independent director working group, OJSC VimpelCom’s management and UBS raised additional questions concerning the potential tax impact of the transaction on OJSC VimpelCom’s minority shareholders.

On October 2, 2009, representatives of Altimo and Telenor, together with their respective tax, legal and financial advisors, had a call with OJSC VimpelCom’s management and OJSC VimpelCom’s tax, legal and financial advisors to discuss in further detail the potential tax impact of the transactions on OJSC VimpelCom’s minority shareholders. During the remainder of October 2, 2009, and the morning of October 3, 2009, the parties’ respective financial and tax advisors continued to review and discuss the potential operational improvements and efficiencies and tax impact of the proposed transaction.

During the morning of October 3, 2009, members of the independent director working group held meetings with OJSC VimpelCom’s management and financial and legal advisors and had several conversations with Altimo’s and Telenor’s representatives regarding the exchange ratio. Altimo’s and Telenor’s representatives maintained that a 3.5:1 exchange ratio was not acceptable to them. Members of the independent working group indicated to Altimo and Telenor that, based on further analyses performed by OJSC VimpelCom’s management and UBS, including OJSC VimpelCom’s management’s analysis of potential operational improvements and efficiencies resulting from the transaction, the independent working group could support a 3.4:1 exchange ratio, subject to UBS being able to deliver an opinion to OJSC VimpelCom’s board of directors that a 3.4:1 exchange ratio was fair from a financial point of view to OJSC VimpelCom’s minority shareholders, as of the date on which the opinion is rendered.

During the early afternoon on October 3, 2009, OJSC VimpelCom’s board of directors held a meeting. Following the afternoon board meeting, members of the independent director working group continued their conversations with representatives of Altimo and Telenor regarding the adequacy of the exchange ratio. These discussions resulted in Altimo and Telenor agreeing to increase the proposed exchange ratio from 3.0:1 to 3.4:1.

During the late evening on October 3, 2009, OJSC VimpelCom’s board of directors reconvened its meeting. At the conclusion of this meeting, OJSC VimpelCom informed Altimo and Telenor that the board of directors voted to express its support for the proposed transaction on the terms presented to it, including the increase in the proposed exchange ratio to 3.4:1. OJSC VimpelCom also informed Altimo and Telenor that UBS rendered to OJSC VimpelCom’s board of directors its oral opinion, confirmed by delivery of a written opinion dated October 3, 2009, to the effect that, as of that date and based upon and subject to the various assumptions, matters considered and limitations described in its opinion, the exchange ratio resulting from the proposed transaction was fair, from a financial point of view, to holders of OJSC VimpelCom’s common shares, excluding Altimo and Telenor. The October 3 opinion of UBS is discussed below under “– Opinions of OJSC VimpelCom’s Financial Advisor – Opinion Dated October 3, 2009.”

According to OJSC VimpelCom, its board of directors considered the following benefits as reasons for voting to express its support for the proposed transaction on the terms presented to it at its October 3 meeting:

•	the creation of the leading CIS telecoms operator with an attractive platform for expansion into other emerging markets outside the CIS;

•	Kyivstar’s market-leading position in Ukraine and attractive growth prospects;

•	the potential opportunities for in-market consolidation of Kyivstar and OJSC VimpelCom’s Ukrainian operations;

•	Kyivstar’s lower debt levels relative to OJSC VimpelCom’s and its strong cash generation ability;

•	the proposed improved governance structure of VimpelCom Ltd., with specific governance provisions designed to avoid deadlocks between Alfa Group and Telenor;

•	the proposed dismissal or withdrawal of ongoing litigation and arbitration proceedings between Alfa Group and Telenor; and

•	the receipt of the opinion from UBS discussed above.

On October 4, 2009, Alfa Group and Telenor executed the Transaction Agreements. On the morning of October 5, 2009, Alfa Group and Telenor issued a joint press release announcing the transaction. On the same day, OJSC VimpelCom also issued a press release expressing OJSC VimpelCom’s board of directors’ support for the proposed transaction based on the facts and circumstances existing at such time, the proposed structure and terms of the transaction as disclosed to the board of directors by Altimo and Telenor and the diligence conducted by OJSC VimpelCom and its advisers.

On October 26, 2009, Mr. Baksaas and Mr. Fridman spoke by phone to plan the next steps in the relation to the Transactions.

On November 1, 2009, Messrs. Baksaas and Thygesen met with Messrs. Fridman and Reznikovich in Stockholm, Sweden, where they discussed the selection of a mutually acceptable CEO candidate and a candidate for the chairman of the board of directors position of VimpelCom Ltd. and candidates for the other independent director seats on the board. At that meeting, Messrs. Baksaas and Fridman agreed to ask OJSC VimpelCom’s former CEO, Alexander Izosimov, whether he would serve as Altimo’s and Telenor’s candidate for CEO of VimpelCom Ltd. and to ask Jo Lunder whether he would serve as Altimo’s and Telenor’s candidate for chairman of the board of VimpelCom Ltd.

On or about November 4, 2009, Mr. Reznikovich contacted Mr. Kohlhammer and asked if he would serve as a candidate for independent director of VimpelCom Ltd. Mr. Kohlhammer said he would be willing to serve in such capacity. On or about November 4, 2009, Mr. Reznikovich contacted Mr. Novoselsky and asked if he would serve as a candidate for independent director of VimpelCom Ltd. Mr. Novoselsky said he would be willing to serve in such capacity.

On November 4, 2009, Mr. Baksaas met with Mr. Izosimov in Fornebu, Norway, and discussed with Mr. Izosimov whether he would be willing to serve as Altimo’s and Telenor’s candidate for CEO of VimpelCom Ltd.

On November 5, 2009, Mr. Fridman and Mr. Baksaas separately contacted Mr. Lunder and asked if he would serve as a candidate for independent director and chairman of the board of directors of VimpelCom Ltd. Mr. Lunder said he would be willing to serve in such capacity. Both Messrs. Fridman and Baksaas asked Mr. Lunder to meet with Mr. Izosimov to determine whether Mr. Izosimov would be willing to serve as a candidate for CEO of VimpelCom Ltd. and, if so, to negotiate the terms on which Mr. Izosimov would be willing to serve.

Mr. Lunder and Mr. Izosimov met in Stockholm, Sweden, on November 9, 2009, and discussed the terms on which Mr. Izosimov would be willing to serve as CEO of VimpelCom Ltd. Thereafter, during the period from November 10, 2009 to November 22, 2009, Mr. Lunder spoke on the telephone to and exchanged emails with Mr. Izosimov and further discussed the terms on which Mr. Izosimov would be willing to serve as CEO of VimpelCom Ltd.

On November 19, 2009, Messrs. Baksaas, Thygesen, Fridman, Reznikovich and Lunder had a conference call regarding VimpelCom Ltd. and the terms of Mr. Izosimov’s proposed employment as CEO of VimpelCom Ltd.

On November 23 and 25, 2009, Mr. Lunder had further phone calls with Mr. Izosimov regarding the terms and conditions of his proposed employment as CEO of VimpelCom Ltd.

On November 26, 2009, Mr. Lunder had a conference call with representatives of Telenor and Altimo and their respective legal advisors regarding the terms and conditions of Mr. Izosimov’s proposed employment as CEO of VimpelCom Ltd.

On November 27, 2009, Mr. Izosimov signed a non-binding term sheet setting out the principal terms and conditions of his proposed employment as CEO of VimpelCom Ltd. On November 29, 2009, the board of directors of VimpelCom Ltd. participated in a telephonic board meeting in which they ratified and approved the term sheet signed by Mr. Izosimov. On the morning of November 30, 2009, Alfa Group and Telenor issued a joint press release announcing the selection of Mr. Izosimov as the candidate for CEO of VimpelCom Ltd., of Mr. Lunder as the candidate for chairman of the board of directors of VimpelCom Ltd. and of Messrs. Lunder, Kohlhammer and Novoselsky as candidates for independent directors of VimpelCom Ltd. On January 5, 2010, VimpelCom Ltd.’s board of directors approved Mr. Izosimov’s employment agreement and a Share Sale and Purchase Agreement, which is further described under “Information about VimpelCom Ltd. – Directors and Officers – Remuneration and Options.”

As disclosed in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by OJSC VimpelCom with the SEC on February 9, 2010 (referred to in this section as OJSC VimpelCom’s Recommendation Statement), OJSC VimpelCom’s board of directors requested an opinion from UBS as of the date on which OJSC VimpelCom’s board of directors determined whether to formally recommend the Offers to its shareholders, as to whether the 3.4:1 exchange ratio is fair from a financial point of view to OJSC VimpelCom’s minority shareholders, as of its date and setting forth the various assumptions, matters considered and limitations on which that opinion is based and to which it is subject. That opinion was disclosed and described in OJSC VimpelCom’s Recommendation Statement and is summarized under “– Opinions of OJSC VimpelCom’s Financial Advisor – Opinion Dated February 9, 2010.” A copy of OJSC VimpelCom’s Recommendation Statement was mailed to you together with the preliminary prospectus dated February 8, 2010.

Other than as set forth or incorporated by reference in this prospectus, since January 1, 2006, to the best knowledge of Alfa Group, Telenor and VimpelCom Ltd., there have been no negotiations, transactions or material contacts between Alfa Group, Telenor, VimpelCom Ltd. or any of their respective affiliates, on the one hand, and OJSC VimpelCom or any of its affiliates, on the other hand, relating to any merger, consolidation, acquisition, tender offer for any class of OJSC VimpelCom’s securities, election of the directors of OJSC VimpelCom, or any sale or other transfer of a material amount of the assets of OJSC VimpelCom.

Other than in the ordinary course of business, or as set forth or incorporated by reference in this prospectus, since January 1, 2006, to the best knowledge of Alfa Group, Telenor and VimpelCom Ltd., there has been no transaction, or series of related transactions, between Alfa Group, Telenor, VimpelCom Ltd. or any of their respective affiliates, on the one hand, and OJSC VimpelCom or any of its executive officers, directors or affiliates that are natural persons, on the other hand, that exceeded US$60,000 in the aggregate.

Opinions of OJSC VimpelCom’s Financial Advisor

Opinion Dated October 3, 2009

On October 3, 2009, at a meeting of OJSC VimpelCom’s board of directors held to evaluate the requested public statement of support to be made by OJSC VimpelCom’s board of directors with respect to the proposed transactions, UBS delivered to OJSC VimpelCom’s board of directors an oral opinion, which opinion was confirmed by delivery of a written opinion, dated October 3, 2009 (referred to in this prospectus as the October 3 opinion), to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, the exchange ratio resulting from the proposed transactions was fair, from a financial point of view, to holders of the OJSC VimpelCom common shares (excluding the Alfa Parties and the Telenor Parties, each as defined below under “– The Transaction Agreements”). For purposes of this section and UBS’ opinion, the exchange ratio is the ratio of the aggregate number of common DRs to be issued in the proposed transactions to the holders of the OJSC VimpelCom common shares and the OJSC VimpelCom ADSs (which is 1,025,620,440) to the aggregate number of common DRs to be issued in the proposed transactions to the holders of shares in Kyivstar (which is 301,653,080), this being 3.4:1. UBS was not asked to, nor did it, offer any opinion as to the fairness of the cash alternative proposed to be offered to holders of the OJSC VimpelCom common shares and the OJSC VimpelCom ADSs.

The full text of UBS’ October 3 opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS. This opinion, a copy of which is included as an exhibit to the registration statement on Form F-4, of which this prospectus forms a part, is incorporated into this prospectus by reference with the consent of UBS. Holders of the OJSC VimpelCom common shares or the OJSC VimpelCom ADSs are encouraged to read UBS’ October 3 opinion carefully in its entirety. UBS’ October 3 opinion was provided to OJSC VimpelCom’s board of directors in connection with, and for the purpose of, its evaluation of the exchange ratio resulting from the proposed transactions from a financial point of view and does not address any other aspect of the proposed transactions. The October 3 opinion does not address the relative merits of the proposed transactions as compared to other business strategies or transactions that might be available with respect to OJSC VimpelCom or the underlying business decision of OJSC VimpelCom’s board of directors to support the proposed transactions. The October 3 opinion does not constitute a recommendation to any shareholder as to how such shareholder should act with respect to the proposed transactions. The following summary of UBS’ October 3 opinion is qualified in its entirety by reference to the full text of its opinion.

In arriving at its October 3 opinion, UBS, among other things:

•	reviewed certain publicly available business and financial information relating to OJSC VimpelCom and Kyivstar;

•

reviewed certain internal financial information and other data relating to the business and financial prospects of Kyivstar that were provided to UBS by OJSC VimpelCom’s management and not publicly available, including financial forecasts and estimates prepared by Kyivstar’s management, as adjusted by OJSC VimpelCom, that OJSC VimpelCom’s board of directors directed UBS to utilize for purposes of its analysis;

•

reviewed certain internal financial information and other data relating to the business and financial prospects of OJSC VimpelCom that were provided to UBS by OJSC VimpelCom’s management and were not publicly available, including financial forecasts and estimates prepared by OJSC VimpelCom’s management that OJSC VimpelCom’s board of directors directed UBS to utilize for purposes of its analysis;

•

reviewed certain estimates of synergies prepared by OJSC VimpelCom’s management that were not publicly available that OJSC VimpelCom’s board of directors directed UBS to utilize for purposes of its analysis;

•	conducted discussions with members of the senior managements of OJSC VimpelCom and Kyivstar concerning the business and financial prospects of OJSC VimpelCom and Kyivstar;

•	reviewed publicly available financial and stock market data with respect to certain other companies that are generally in the industry in which OJSC VimpelCom and Kyivstar operate;

•	compared the financial terms of the proposed transactions with the publicly available financial terms of certain other transactions UBS believed to be generally relevant;

•	reviewed current and historical market prices of the OJSC VimpelCom common shares and the OJSC VimpelCom ADSs;

•

reviewed drafts, prepared as of October 3, 2009, of the Share Exchange Agreement between the Alfa Parties and the Telenor Parties, and certain other related agreements (referred to in this section as the Draft Transaction Agreements); and

•	conducted such other financial studies, analyses and investigations, and considered such other information, as UBS deemed necessary or appropriate.

In connection with its review, with the consent of OJSC VimpelCom’s board of directors, UBS assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by UBS for the purpose of its October 3 opinion. In addition, with the consent of OJSC VimpelCom’s board of directors, UBS did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of OJSC VimpelCom, Kyivstar or VimpelCom Ltd., and was not furnished with any such evaluation or appraisal. With respect to the financial forecasts, estimates and synergies referred to above, UBS assumed, at the direction of OJSC VimpelCom’s board of directors, that such forecasts, estimates and synergies had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of OJSC VimpelCom’s management as to the future financial performance of OJSC VimpelCom and Kyivstar and such synergies. These forecasts, estimates and synergies are summarized below under “– Forecasted Financial Information and Synergy Estimates of OJSC VimpelCom.” In addition, UBS assumed, with the approval of OJSC VimpelCom’s board of directors, that such financial forecasts, estimates and synergies would be achieved at the times and in the amounts projected. UBS’ October 3 opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to UBS as of, the date of its October 3 opinion.

At the direction of OJSC VimpelCom’s board of directors, UBS was not asked to, and it did not, offer any opinion as to the terms of the Transaction Agreements or the form of the proposed transactions. In addition, UBS expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the proposed transactions, or any class of such persons, relative to the exchange ratio resulting from the proposed transactions. UBS expressed no opinion as to what the value of the common DRs or the preferred DRs would be when issued pursuant to the proposed transactions or the prices at which the OJSC VimpelCom common shares, OJSC VimpelCom ADSs or common DRs would trade at any time. In rendering its October 3 opinion, UBS assumed, with the consent of OJSC VimpelCom’s board of directors, that (i) the final executed forms of the Transaction Agreements would not differ in any material respect from the Draft Transaction Agreements that UBS reviewed, (ii) the parties to the Transaction Agreements would comply with all material terms of those agreements and (iii) the proposed transactions would be consummated in accordance with the terms of the Draft Transaction Agreements without any adverse waiver or amendment of any material term or condition of those agreements. UBS also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the proposed transactions would be obtained without any material adverse effect on OJSC VimpelCom, VimpelCom Ltd., Kyivstar or the proposed transactions. UBS was not authorized to solicit and did not solicit indications of interest in a transaction with OJSC VimpelCom from any party. Except as described above, OJSC VimpelCom imposed no other instructions or limitations on UBS with respect to the investigations made or the procedures followed by UBS in rendering its October 3 opinion. The issuance of UBS’ October 3 opinion was approved by a committee authorized by UBS.

In connection with rendering its October 3 opinion to OJSC VimpelCom’s board of directors, UBS performed a variety of financial and comparative analyses which are summarized below. The following summary is not a complete description of all analyses performed and factors considered by UBS’ in connection with its October 3 opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected companies analysis and the selected transactions analysis summarized below, no company or transaction used as a comparison was identical to OJSC VimpelCom, Kyivstar, VimpelCom Ltd. or the proposed transactions. These analyses necessarily involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or acquisition values of the companies concerned.

UBS believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying UBS’ analyses and opinion. UBS did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.

The estimates of the future performance of OJSC VimpelCom and Kyivstar provided by OJSC VimpelCom or derived from public sources in or underlying UBS’ analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, UBS considered industry performance, general business and economic conditions and other matters, many of which were beyond the control of OJSC VimpelCom and Kyivstar. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold or acquired.

The exchange ratio was determined through negotiation among the Alfa Parties, the Telenor Parties and OJSC VimpelCom, but the decision to ultimately enter into the Transaction Agreements was solely that of the Alfa Parties and the Telenor Parties. UBS’ October 3 opinion and financial analyses were only one of many factors considered by OJSC VimpelCom’s board of directors in its evaluation of the statement of support with respect to the proposed transaction and should not be viewed as determinative of the views of OJSC VimpelCom’s board of directors or management with respect to the proposed transactions or the exchange ratio resulting from the proposed transactions.

The following is a brief summary of the material financial analyses performed by UBS and reviewed with OJSC VimpelCom’s board of directors on October 3, 2009, in connection with its October 3 opinion relating to the exchange ratio resulting from the proposed transactions. The financial analyses summarized below include information presented in tabular format. In order for UBS’ financial analyses to be fully understood, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of UBS’ financial analyses.

Financial Analyses

Selected Companies Analysis

UBS compared selected financial and stock market data of OJSC VimpelCom and selected financial data of Kyivstar with corresponding data for the following publicly traded mobile telecommunications companies:

•	Mobile TeleSystems OJSC

•	Turkcell Iletişim Hizmetleri AŞ.

•	OJSC VimpelCom (in the case of Kyivstar)

UBS reviewed the enterprise values of the selected companies calculated as equity market value based on closing stock prices on October 2, 2009, plus debt at book value, preferred stock at liquidation value and minority interests at estimated current equity market value, less cash and cash equivalents and associates at estimated current equity market value, as multiples of EBITDA for calendar year 2008 and estimated EBITDA for calendar years 2009 through 2012. UBS also reviewed these enterprise values as a multiple of operating free cash flow, calculated as EBITDA less estimated capital expenditures (referred to in this section as OpFCF), for calendar year 2008 and estimated OpFCF for calendar years 2009 through 2012. UBS then compared these multiples derived for the selected companies with corresponding multiples implied for OJSC VimpelCom based on the closing price of an OJSC VimpelCom ADS on October 2, 2009, and for Kyivstar based on its enterprise value implied by the closing price of an OJSC VimpelCom ADS on October 2, 2009 and the exchange ratio. Financial data for the selected companies and OJSC VimpelCom were based on publicly available research analysts’

consensus estimates, public filings and other publicly available information. Estimated financial data for Kyivstar were based on internal estimates of Kyivstar’s management, as adjusted by OJSC VimpelCom’s management. This analysis indicated the implied multiples for the selected companies, as compared to corresponding multiples implied for OJSC VimpelCom based on publicly available research analysts’ consensus estimates and for Kyivstar, respectively set out below.

In addition, UBS reviewed the corresponding data for Vodacom Group Limited and MTN Group Limited, which companies are generally in the industry in which OJSC VimpelCom and Kyivstar operate, for reference purposes. UBS did not include Vodacom or MTN in the selected companies because the financial, operating and trading characteristics of Vodacom and MTN cause their financial results to have limited comparability, for valuation purposes, to those of OJSC VimpelCom or Kyivstar.

OJSC VimpelCom	Implied Multiples for Selected Companies		Implied Multiples for OJSC VimpelCom Based on Closing Price of an OJSC VimpelCom ADS on October 2, 2009
	MTS	Turkcell		Vodacom	MTN
Enterprise Value as Multiple of EBITDA:
2008 A	3.8	4.9	5.1	6.2	6.6
2009 E	5.1	6.3	5.8	5.5	5.7
2010 E	4.9	5.7	5.1	5.2	5.2
2011 E	4.6	5.3	4.7	4.9	4.7
2012 E	4.3	4.7	4.5	4.6	4.4

Enterprise Value as Multiple of OpFCF:
2008 A	5.9	7.1	9.0	10.1	19.2
2009 E	8.9	nm	8.5	8.6	17.3
2010 E	8.5	9.9	8.2	8.0	9.4
2011 E	7.9	8.2	7.5	7.4	7.7
2012 E	7.1	7.2	7.0	6.8	6.6

Kyivstar	Implied Multiples for Selected Companies			Implied Multiples for Kyivstar Based on its Enterprise Value Implied by the Closing Price of an OJSC VimpelCom ADS on October 2, 2009 and the Exchange Ratio
	MTS	Turkcell	OJSC VimpelCom		Vodacom	MTN
Enterprise Value as Multiple of EBITDA:
2008 A	3.8	4.9	5.1	3.8	6.2	6.6
2009 E	5.1	6.3	5.8	6.4	5.5	5.7
2010 E	4.9	5.7	5.1	6.0	5.2	5.2
2011 E	4.6	5.3	4.7	5.4	4.9	4.7
2012 E	4.3	4.7	4.5	4.8	4.6	4.4

Enterprise Value as Multiple of OpFCF:
2008 A	5.9	7.1	9.0	5.1	10.1	19.2
2009 E	8.9	nm	8.5	8.2	8.6	17.3
2010 E	8.5	9.9	8.2	8.0	8.0	9.4
2011 E	7.9	8.2	7.5	7.1	7.4	7.7
2012 E	7.1	7.2	7.0	6.3	6.8	6.6

Selected Transactions Analysis

UBS reviewed transaction values in the following four selected transactions involving companies in the mobile telecommunications industry:

Announcement Date	Acquiror	Target
December 2007	OJSC VimpelCom	Golden Telecom

November 2008	Vodafone Group Plc	Vodacom Group (Proprietary) Limited (acquisition of 15% stake taking total holding to 65%)

March 2009	Telekom Slovenije d.d.	COSMOFON, Mobile Telecommunications A.D. Skopje

August 2009	Mobile TeleSystems OJSC	COMSTAR – United TeleSystems

UBS reviewed, among other things, transaction values in the selected transactions, calculated as the purchase price paid for the target company’s equity, plus debt at book value, preferred stock at liquidation value and minority interests at estimated equity market value, less cash and cash equivalents and associates at estimated equity market value, as multiples of last reported financial year EBITDA and one-year forward and two-year forward estimated EBITDA. UBS then compared these multiples derived for the selected transactions with corresponding multiples for Kyivstar based on the closing price of the OJSC VimpelCom ADSs on October 2, 2009 and the exchange ratio. Multiples for the selected transactions were based on publicly available information at the time of announcement of the respective transaction. Estimated financial data for Kyivstar were based on internal estimates of Kyivstar’s management, as adjusted by OJSC VimpelCom’s management. This analysis indicated the following implied multiples for the selected transactions, as compared to corresponding multiples implied for Kyivstar:

	Implied Multiples for Selected Transactions				Implied Multiples for Kyivstar Based on its Enterprise Value Implied by the Closing Price of an OJSC VimpelCom ADS on October 2, 2009 and the Exchange Ratio
Transaction Value as Multiple of:	OJSC VimpelCom/ Golden Telecom	Vodafone/ Vodacom	Telecom Slovenije/ Cosmofon	MTS/ Comstar
Latest Historical Fiscal Year (FY) EBITDA	13.5	8.9	8.8	4.2	3.8
FY + 1 EBITDA	9.3	8.1	7.5	5.2	6.4
FY + 2 EBITDA	7.0	7.6	7.1	4.8	6.0

Discounted Cash Flow Analysis

UBS performed a discounted cash flow analysis of OJSC VimpelCom, Kyivstar and the net synergies (inclusive of withholding tax dis-synergies) forecasted to result from the proposed transactions in order to derive a range of implied present value for the equity of VimpelCom Ltd., and then calculated, based on the exchange ratio, a range of implied present value for the equity of VimpelCom Ltd. to be held by current equity holders of OJSC VimpelCom pro forma for the proposed transactions. UBS then compared the range of implied present value of the equity of OJSC VimpelCom with the range of implied present value for the equity of VimpelCom Ltd. to be held by current equity holders of OJSC VimpelCom pro forma for the proposed transactions. UBS conducted this analysis using financial forecasts and estimates relating to OJSC VimpelCom prepared by OJSC VimpelCom’s management, financial forecasts and estimates relating to Kyivstar prepared by Kyivstar’s management, as adjusted by OJSC VimpelCom’s management, and financial forecasts and estimates relating to net synergies prepared by OJSC VimpelCom’s management.

OJSC VimpelCom – UBS calculated a range of implied present values (as of December 31, 2009) of the standalone unlevered, after-tax free cash flows that OJSC VimpelCom was forecasted to generate from December 31, 2009 through December 31, 2013, and of terminal values for OJSC VimpelCom based on OJSC

VimpelCom’s calendar year 2013 revenue and a normalized EBITDA margin, as determined by OJSC VimpelCom’s management, of 45.0%. Implied terminal values were derived by applying to the resulting estimated normalized 2013 EBITDA a range of EBITDA multiples of 5.0x to 7.0x. Present values of cash flows and terminal values were calculated using discount rates ranging from 10.0% to 12.0%. The discounted cash flow analysis resulted in a range of implied present values of the equity of OJSC VimpelCom of approximately US$16.3 billion to US$24.8 billion.

Kyivstar – UBS calculated a range of implied present values (as of December 31, 2009) of the standalone unlevered, after-tax free cash flows that Kyivstar was forecasted to generate from December 31, 2009 through December 31, 2013, and of terminal values for Kyivstar based on Kyivstar’s calendar year 2013 revenue and a normalized EBITDA margin, as determined by OJSC VimpelCom’s management, of 55.0%. Implied terminal values were derived by applying to the resulting estimated normalized 2013 EBITDA a range of EBITDA multiples of 5.0x to 7.0x. Present values of cash flows and terminal values were calculated using discount rates ranging from 14.0% to 16.0%. The discounted cash flow analysis resulted in a range of implied present values of the equity of Kyivstar of approximately US$5.0 billion to US$6.8 billion.

Net Synergies – UBS calculated a range of implied present values (as of December 31, 2009) of the unlevered, after-tax free cash flows from synergies that were forecasted by OJSC VimpelCom’s management to result from the proposed transactions from December 31, 2009 through December 31, 2015. An estimated value thereafter of zero, as determined by OJSC VimpelCom’s management, was ascribed to the synergies. Present values of cash flows were calculated using discount rates ranging from 14.0% to 16.0%. In addition, UBS calculated a range of implied present values (as of December 31, 2009) of the free cash flows from December 31, 2009 through December 31, 2013, and of terminal values for certain dis-synergies resulting from withholding taxes that were forecasted by OJSC VimpelCom’s management to result from the proposed transactions. Implied terminal values were derived by applying to the normalized 2013 free cash flow a range of multiples of 5.0x to 7.0x. Present values of cash flows and terminal values were calculated using discount rates ranging from 10.0% to 12.0%. The discounted cash flow analysis resulted in a range of implied present values of the synergies, net of the implied present values of the dis-synergies, resulting from the proposed transactions of approximately US$0.38 billion to US$0.43 billion.

Pro Forma VimpelCom Ltd. – UBS summed the range of implied present values of the equity of OJSC VimpelCom and of Kyivstar with the range of implied present values of the net synergies resulting from the proposed transactions to derive a range of implied present values of the equity of VimpelCom Ltd. of approximately US$21.7 billion to US$31.9 billion, and then calculated, based on the exchange ratio, that the approximately 77.3% of the equity of VimpelCom Ltd. to be held by current equity holders of OJSC VimpelCom would have a range of implied present values of approximately US$16.8 billion to US$24.7 billion.

Contribution Analysis

UBS compared the approximately 77.3% pro forma ownership of VimpelCom Ltd. by current equity holders of OJSC VimpelCom, based on the exchange ratio, with the relative contribution to the equity value of VimpelCom Ltd. attributable to OJSC VimpelCom versus that attributable to Kyivstar and the net synergies resulting from the proposed transactions. For this analysis, UBS considered OJSC VimpelCom’s relative contribution to VimpelCom Ltd. of EBITDA, OpFCF, and a range of implied present values of the equity, based on discounted cash flow, both excluding and including the net synergies resulting from the proposed transactions. In the case of EBITDA and OpFCF, relative contribution to equity was estimated by applying the implied public market trading multiples for OJSC VimpelCom based on publicly available research analysts’ consensus estimates as of October 2, 2009, to the financial forecasts for each of OJSC VimpelCom and Kyivstar that OJSC VimpelCom’s board of directors directed UBS to utilize for purposes of its analysis, and then adjusting the resulting implied enterprise values by deducting the respective debt at book value (net of cash and cash equivalents) and, in the case of OJSC VimpelCom, the estimated equity market value of OJSC VimpelCom’s minority interest in Kazakhstan, to derive implied equity contributions to VimpelCom Ltd. This analysis indicated the following implied relative contributions to the implied equity value of VimpelCom Ltd.:

	Impact of Proposed Transaction	OJSC VimpelCom
EBITDA:
2008A	28.8%	71.2%
2009E	22.6%	77.4%
2010E	23.1%	76.9%
2011E	24.1%	75.9%
2012E	24.3%	75.7%

OpFCF:
2008A	39.5%	60.5%
2009E	25.8%	74.2%
2010E	28.7%	71.3%
2011E	28.6%	71.4%
2012E	26.1%	73.9%

DCF excl. Net Synergies:
Low	23.5%	76.5%
Mid	22.3%	77.7%
High	21.4%	78.6%

DCF incl. Net Synergies:
Low	24.2%	75.8%
Mid	23.0%	77.0%
High	22.1%	77.9%

Opinion Dated February 9, 2010

On February 9, 2010, at a meeting of OJSC VimpelCom’s board of directors held to evaluate the recommendation to be made by OJSC VimpelCom’s board of directors to shareholders of OJSC VimpelCom with respect to the Transactions, UBS delivered to OJSC VimpelCom’s board of directors an oral opinion, which opinion was confirmed by delivery of a written opinion, dated February 9, 2010 (referred to in this prospectus as the February 9 opinion), to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, the exchange ratio resulting from the Transactions was fair, from a financial point of view, to holders (excluding the Alfa Parties and the Telenor Parties) of the OJSC VimpelCom common shares and the OJSC VimpelCom ADSs. UBS was not asked to, nor did it, offer any opinion as to the fairness of the cash alternative offered by VimpelCom Ltd. to holders of the OJSC VimpelCom common shares and the OJSC VimpelCom ADSs.

The full text of UBS’ February 9 opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS. This opinion, a copy of which is included as an exhibit to the registration statement on Form F-4, of which this prospectus forms a part, is incorporated by reference into this prospectus with the consent of UBS. Holders of the OJSC VimpelCom common shares and the OJSC VimpelCom ADSs are encouraged to read UBS’ February 9 opinion carefully in its entirety. UBS’ February 9 opinion was provided to OJSC VimpelCom’s board of directors in connection with, and for the purpose of, its evaluation of the exchange ratio resulting from the Transactions from a financial point of view and does not address any other aspect of the Transactions. The February 9 opinion does not address the relative merits of the Transactions as compared to other business strategies or transactions that might be available with respect to OJSC VimpelCom or the underlying business decision of OJSC VimpelCom’s board of directors to support the Transactions. The February 9 opinion does not constitute a recommendation to any shareholder as to how such shareholder should act with respect to the Transactions. The following summary of UBS’ February 9 opinion is qualified in its entirety by reference to the full text of its opinion.

In arriving at its February 9 opinion, UBS, among other things:

•	reviewed certain publicly available business and financial information relating to OJSC VimpelCom and Kyivstar;

•

reviewed certain internal financial information and other data relating to the business and financial prospects of Kyivstar that were provided to UBS by OJSC VimpelCom’s management and not publicly available, including financial forecasts and estimates prepared by Kyivstar’s management, as adjusted by OJSC VimpelCom, that OJSC VimpelCom’s board of directors directed UBS to utilize for purposes of its analysis;

•

reviewed certain internal financial information and other data relating to the business and financial prospects of OJSC VimpelCom that were not publicly available, including financial forecasts and estimates prepared by OJSC VimpelCom’s management that OJSC VimpelCom’s board of directors directed UBS to utilize for purposes of its analysis;

•

reviewed certain estimates of synergies prepared by OJSC VimpelCom’s management that were not publicly available that OJSC VimpelCom’s board of directors directed UBS to utilize for purposes of its analysis;

•	conducted discussions with members of the senior managements of OJSC VimpelCom and Kyivstar concerning the business and financial prospects of OJSC VimpelCom and Kyivstar;

•	reviewed publicly available financial and stock market data with respect to certain other companies that are generally in the industry in which OJSC VimpelCom and Kyivstar operate;

•	compared the financial terms of the Transactions with the publicly available financial terms of certain other transactions UBS believed to be generally relevant;

•	reviewed current and historical market prices of the OJSC VimpelCom common shares and the OJSC VimpelCom ADSs;

•	reviewed the Share Exchange Agreement and certain other Transaction Agreements; and

•	conducted such other financial studies, analyses and investigations, and considered such other information, as UBS deemed necessary or appropriate.

In connection with its review, with the consent of OJSC VimpelCom’s board of directors, UBS assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by UBS for the purpose of its February 9 opinion. In addition, with the consent of OJSC VimpelCom’s board of directors, UBS did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of OJSC VimpelCom, Kyivstar or VimpelCom Ltd., and was not furnished with any such evaluation or appraisal. With respect to the financial forecasts, estimates and synergies referred to above, UBS assumed, at the direction of OJSC VimpelCom’s board of directors, that such forecasts, estimates and synergies had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of OJSC VimpelCom’s management as to the future financial performance of OJSC VimpelCom and Kyivstar and such synergies. These forecasts, estimates and synergies are summarized below under “– Forecasted Financial Information and Synergy Estimates of OJSC VimpelCom.” In addition, UBS assumed, with the approval of OJSC VimpelCom’s board of directors, that such financial forecasts, estimates and synergies would be achieved at the times and in the amounts projected. UBS’ February 9 opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to UBS as of, the date of its February 9 opinion.

At the direction of OJSC VimpelCom’s board of directors, UBS was not asked to, and it did not, offer any opinion as to the terms of the Share Exchange Agreement or other Transaction Agreements or the form of the Transactions. In addition, UBS expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transactions, or any class of such persons, relative to the exchange ratio. UBS expressed no opinion as to what the value of the common DRs or the preferred DRs would be when issued pursuant to the Transactions or the prices at which the OJSC VimpelCom common shares, the OJSC VimpelCom ADSs or common DRs would trade at any time. In rendering its February 9 opinion, UBS assumed, with the consent of OJSC VimpelCom’s board of directors, that (i) the parties to the Transaction Agreements would comply with all material terms of those agreements and (ii) the Transactions would be consummated in accordance with the terms of the Transaction Agreements without any adverse waiver or amendment of any material term or condition of those agreements. UBS also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions would be obtained without any material adverse effect on OJSC VimpelCom, VimpelCom Ltd., Kyivstar or the Transactions. UBS was not authorized to solicit and did not solicit indications of interest in a transaction with OJSC VimpelCom from any party. Except as described above, OJSC VimpelCom imposed no other instructions or limitations on UBS with respect to the investigations made or the procedures followed by UBS in rendering its February 9 opinion. The issuance of UBS’ February 9 opinion was approved by a committee authorized by UBS.

In connection with rendering its February 9 opinion to OJSC VimpelCom’s board of directors, UBS performed a variety of financial and comparative analyses which are summarized below. The following summary is not a complete description of all analyses performed and factors considered by UBS in connection with its February 9 opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected companies analysis and the selected transactions analysis summarized below, no company or transaction used as a comparison was identical to OJSC VimpelCom, Kyivstar, VimpelCom Ltd. or the Transactions. These analyses necessarily involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or acquisition values of the companies concerned.

UBS believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying UBS’ analyses and opinion. UBS did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.

The estimates of the future performance of OJSC VimpelCom and Kyivstar provided by OJSC VimpelCom or derived from public sources in or underlying UBS’ analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, UBS considered industry performance, general business and economic conditions and other matters, many of which were beyond the control of OJSC VimpelCom and Kyivstar. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold or acquired.

The exchange ratio was determined through negotiation among the Alfa Parties, the Telenor Parties and OJSC VimpelCom but the decision to ultimately enter into the Transaction Agreements was solely that of the Alfa Parties and the Telenor Parties. UBS’ February 9 opinion and financial analyses were only one of many factors considered by OJSC VimpelCom’s board of directors in its evaluation of the recommendation it made to OJSC VimpelCom shareholders with respect to the Transactions and should not be viewed as determinative of the views of OJSC VimpelCom’s board of directors or management with respect to the Transactions or the exchange ratio.

The following is a brief summary of the material financial analyses performed by UBS and reviewed with OJSC VimpelCom’s board of directors on February 9, 2010, in connection with its February 9 opinion relating to the exchange ratio. The financial analyses summarized below include information presented in tabular format. In order for UBS’ financial analyses to be fully understood, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of UBS’ financial analyses.

Financial Analyses

Selected Companies Analysis

UBS compared selected financial and stock market data of OJSC VimpelCom and selected financial data of Kyivstar with corresponding data for the following publicly traded mobile telecommunications companies:

•	Mobile TeleSystems OJSC

•	Turkcell Iletisim Hizmetleri A.S.

•	OJSC VimpelCom (in the case of Kyivstar)

UBS reviewed the enterprise values of the selected companies calculated as equity market value based on closing stock prices on February 5, 2010, plus debt at book value, preferred stock at liquidation value and minority interests at estimated current equity market value, less cash and cash equivalents and associates at estimated current equity market value, as multiples of earnings before interest, taxes, depreciation and amortization, referred to as EBITDA, for calendar year 2008 and estimated EBTIDA for calendar years 2009 through 2012. UBS also reviewed these enterprise values as a multiple of OpFCF, for calendar year 2008 and estimated OpFCF for calendar years 2009 through 2012. UBS then compared these multiples derived for the selected companies with corresponding multiples implied for OJSC VimpelCom based on the closing price of the OJSC VimpelCom ADSs on February 5, 2010 and for Kyivstar based on its enterprise value implied by the closing price of OJSC VimpelCom ADSs on February 5, 2010 and the exchange ratio. Financial data for the selected companies and OJSC VimpelCom were based on publicly available research analysts’ consensus estimates, public filings and other publicly available information. Estimated financial data for Kyivstar were based on internal estimates of Kyivstar’s management as adjusted by OJSC VimpelCom’s management. This analysis indicated the implied multiples for the selected companies, as compared to corresponding multiples implied for OJSC VimpelCom based publicly available research analysts’ consensus estimates and for Kyivstar, respectively set out below.

In addition, UBS reviewed the corresponding data for Vodacom Group Limited and MTN Group Limited, which companies are generally in the industry in which OJSC VimpelCom and Kyivstar operate, for reference purposes. UBS did not include Vodacom or MTN in the selected companies because the financial, operating and trading characteristics of Vodacom and MTN cause their financial results to have limited comparability, for valuation purposes, to those of OJSC VimpelCom or Kyivstar.

OJSC VimpelCom Enterprise Value as Multiple of EBITDA:	Implied Multiples for Selected Companies		Implied Multiples for OJSC VimpelCom Based on Closing Price of an OJSC VimpelCom ADS on February 5, 2010	Vodacom	MTN
	MTS	Turkcell
2008 A	4.1	4.7	4.8	5.9	5.8
2009 E	5.2	6.0	5.4	5.4	5.3
2010 E	4.1	5.3	4.7	5.1	5.0
2011 E	3.9	4.9	4.3	4.8	4.4
2012 E	3.7	4.2	4.1	4.5	4.1

Enterprise Value as Multiple of OpFCF:
2008 A	6.4	6.8	8.5	9.5	16.7
2009 E	9.6	22.0	7.7	8.7	15.3
2010 E	8.2	9.3	7.7	8.1	9.4
2011 E	7.1	7.7	7.2	7.4	7.2
2012 E	6.3	6.5	6.6	6.8	6.2

Kyivstar Enterprise Value as Multiple of EBITDA:	Implied Multiples for Selected Companies			Implied Multiples for Kyivstar Based on its Enterprise Value Implied by the Closing Price of an OJSC VimpelCom ADS on February 5, 2010 and the Exchange Ratio	Vodacom	MTN
	MTS	Turkcell	OJSC VimpelCom
2008 A	4.1	4.7	4.8	3.4	5.9	5.8
2009 E	5.2	6.0	5.4	5.8	5.4	5.3
2010 E	4.1	5.3	4.7	5.6	5.1	5.0
2011 E	3.9	4.9	4.3	4.9	4.8	4.4
2012 E	3.7	4.2	4.1	4.3	4.5	4.1

Enterprise Value as Multiple of OpFCF:
2008 A	6.4	6.8	8.5	4.6	9.5	16.7
2009 E	9.6	22.0	7.7	7.3	8.7	15.3
2010 E	8.2	9.3	7.7	7.5	8.1	9.4
2011 E	7.1	7.7	7.2	6.5	7.4	7.2
2012 E	6.3	6.5	6.6	5.8	6.8	6.2

Selected Transactions Analysis

UBS reviewed transaction values in the following four selected transactions involving companies in the mobile telecommunications industry:

Announcement Date	Acquiror	Target
December 2007	OJSC VimpelCom	Golden Telecom, Inc.

November 2008	Vodafone Group Plc	Vodacom Group (Proprietary) Limited (acquisition of 15% stake taking total holding to 65%)

March 2009	Telekom Slovenije d.d.	COSMOFON, Mobile Telecommunications A.D. Skopje

August 2009	Mobile TeleSystems OJSC	COMSTAR—United TeleSystems

UBS reviewed, among other things, transaction values in the selected transactions, calculated as the purchase price paid for the target company’s equity, plus debt at book value, preferred stock at liquidation value and minority interests at estimated equity market value, less cash and cash equivalents and associates at estimated equity market value, as multiples of last reported financial year EBITDA and one-year forward and two-years forward estimated EBITDA. UBS then compared these multiples derived for the selected transactions with corresponding multiples for Kyivstar based on the closing price of the OJSC VimpelCom ADSs on February 5, 2010 and the exchange ratio. Multiples for the selected transactions were based on publicly available information at the time of announcement of the respective transaction. Estimated financial data for Kyivstar were based on internal estimates of Kyivstar’s management, as adjusted by OJSC VimpelCom’s management. This analysis indicated the following implied multiples for the selected transactions, as compared to corresponding multiples implied for Kyivstar:

	Implied Multiples for Selected Transactions				Implied Multiples for Kyivstar Based on its Enterprise Value Implied by the Closing Price of an OJSC VimpelCom ADS on February 5, 2010 and the Exchange Ratio
Transaction Value as Multiple of:	OJSC VimpelCom/ Golden Telecom	Vodafone/ Vodacom	Telecom Slovenije/ Cosmofon	MTS/ Comstar
Latest Historical Fiscal Year (“FY”) EBITDA	13.5	8.9	8.8	4.2	3.4
FY + 1 EBITDA	9.3	8.1	7.5	5.2	5.8
FY + 2 EBITDA	7.0	7.6	7.1	4.8	5.6

Discounted Cash Flow Analysis

UBS performed a discounted cash flow analysis of OJSC VimpelCom, Kyivstar and the net synergies (inclusive of withholding tax dis-synergies) forecasted to result from the Transactions in order to derive a range of implied present value for the equity of VimpelCom Ltd., and then calculated, based on the exchange ratio, a range of implied present value for the equity of VimpelCom Ltd. to be held by current equity holders of OJSC VimpelCom pro forma for the Transactions. UBS then compared the range of implied present value of the equity of OJSC VimpelCom with the range of implied present value for the equity of VimpelCom Ltd. to be held by current equity holders of OJSC VimpelCom pro forma for the Transactions. UBS conducted this analysis using financial forecasts and estimates relating to OJSC VimpelCom prepared by OJSC VimpelCom’s management, financial forecasts and estimates relating to Kyivstar prepared by Kyivstar’s management, as adjusted by OJSC VimpelCom’s management, and financial forecasts and estimates relating to net synergies prepared by OJSC VimpelCom’s management.

OJSC VimpelCom – UBS calculated a range of implied present values (as of April 1, 2010) of the standalone unlevered, after-tax free cash flows that OJSC VimpelCom was forecasted to generate from April 1, 2010 through December 31, 2014 and of terminal values for OJSC VimpelCom based on OJSC VimpelCom’s calendar year 2014 revenue and a normalized EBITDA margin, as determined by OJSC VimpelCom’s management, of 45.0%. Implied terminal values were derived by applying to the resulting estimated normalized 2014 EBITDA a range of EBITDA multiples of 5.0x to 7.0x. Present values of cash flows and terminal values were calculated using discount rates ranging from 10.0% to 12.0%. The discounted cash flow analysis resulted in a range of implied present values of the equity of OJSC VimpelCom of approximately US$19.0 billion to US$28.2 billion.

Kyivstar – UBS calculated a range of implied present values (as of April 1, 2010) of the standalone unlevered, after-tax free cash flows that Kyivstar was forecasted to generate from April 1, 2010 through December 31, 2014 and of terminal values for Kyivstar based on Kyivstar’s calendar year 2014 revenue and a normalized EBITDA margin, as determined by OJSC VimpelCom’s management, of 55.0%. Implied terminal values were derived by applying to the resulting estimated normalized 2014 EBITDA a range of EBITDA multiples of 5.0x to 7.0x. Present values of cash flows and terminal values were calculated using discount rates ranging from 14.0% to 16.0%. The discounted cash flow analysis resulted in a range of implied present values of the equity of Kyivstar of approximately US$5.7 billion to US$7.5 billion.

Net Synergies – UBS calculated a range of implied present values (as of April 1, 2010) of the unlevered, after-tax free cash flows from synergies that were forecasted by OJSC VimpelCom’s management to result from the Transactions from April 1, 2010 through December 31, 2016. An estimated value thereafter of zero, as determined by OJSC VimpelCom’s management, was ascribed to the synergies. Present values of cash flows were calculated using discount rates ranging from 14.0% to 16.0%. In addition, UBS calculated a range of implied present values (as of April 1, 2010) of the free cash flows from April 1, 2010 through December 31, 2014 and of terminal values for certain dis-synergies resulting from withholding taxes that were forecasted by OJSC VimpelCom’s management to result from the Transactions. Implied terminal values were derived by applying to the normalized 2014 free cash flow a range of multiples of 6.0x to 8.0x. Present values of cash flows and terminal values were calculated using discount rates ranging from 11.5% to 13.5%. The discounted cash flow analysis resulted in a range of implied present values of the synergies, net of the implied present values of the dis-synergies, resulting from the Transactions of approximately US$0.46 billion to US$0.53 billion.

Pro Forma VimpelCom Ltd. – UBS summed the range of implied present values of the equity of OJSC VimpelCom and of Kyivstar with the range of implied present values of the net synergies resulting from the Transactions to derive a range of implied present values of the equity of VimpelCom Ltd. of approximately US$25.2 billion to US$36.1 billion, and then calculated, based on the exchange ratio, that the approximately 77.3% of the equity of VimpelCom Ltd. to be held by current equity holders of OJSC VimpelCom would have a range of implied present values of approximately US$19.5 billion to US$27.9 billion.

Contribution Analysis

UBS compared the approximately 77.3% pro forma ownership of VimpelCom Ltd. by current equity holders of OJSC VimpelCom, based on the exchange ratio, with the relative contribution to the equity value of VimpelCom Ltd. attributable to OJSC VimpelCom versus that attributable to Kyivstar and the net synergies resulting from the Transactions. For this analysis, UBS considered the OJSC VimpelCom’s relative contribution to VimpelCom Ltd. of EBITDA, OpFCF, and a range of implied present values of the equity, based on discounted cash flow, both excluding and including the net synergies resulting from the Transactions. In the case of EBITDA and OpFCF, relative contribution to equity was estimated by applying the implied public market trading multiples for OJSC VimpelCom based on the Company’s internal estimates as of February 8, 2010 and on the closing price of the OJSC VimpelCom ADSs on February 5, 2010 to the financial forecasts for each of OJSC VimpelCom and Kyivstar that OJSC VimpelCom’s board of directors directed UBS to utilize for purposes of its analysis, and then adjusting the resulting implied enterprise values by deducting the respective debt at book value (net of cash and cash equivalents) and, in the case of OJSC VimpelCom, the estimated equity market value of OJSC VimpelCom’s minority interest in Kazakhstan to derive implied equity contributions to VimpelCom Ltd. This analysis indicated the following implied relative contributions to the implied equity value of VimpelCom Ltd.:

EBITDA:	Impact of Transactions	OJSC VimpelCom
2008A	29.1%	70.9%
2009E	21.6%	78.4%
2010E	21.4%	78.6%
2011E	22.2%	77.8%
2012E	22.8%	77.2%

OpFCF:
2008A	37.9%	62.1%
2009E	21.9%	78.1%
2010E	27.3%	72.7%
2011E	27.2%	72.8%
2012E	25.8%	74.2%

	Impact of Transactions	OJSC VimpelCom

DCF excl. Net Synergies:
Low	23.0%	77.0%
Mid	21.9%	78.1%
High	21.0%	79.0%

DCF incl. Net Synergies:
Low	24.1%	75.9%
Mid	22.8%	77.2%
High	21.8%	78.2%

Miscellaneous

Under the terms of UBS’ engagement, OJSC VimpelCom has agreed to pay UBS (i) a fee of $2.5 million in connection with its financial advice and the delivery of the October 3 opinion; (ii) a fee of $1.0 million in connection with the delivery by UBS of the February 9 opinion; and (iii) a fee, upon successful completion of the proposed transactions, of between $3.5 million and $6.5 million, to be negotiated in good faith by OJSC VimpelCom and UBS based on UBS’s role in connection with the Transactions. In addition, OJSC VimpelCom agreed to reimburse UBS for its reasonable expenses, including fees, disbursements and other charges of counsel, and to indemnify UBS and related parties against liabilities, including liabilities under U.S. federal securities laws, relating to, or arising out of, its engagement. From October 3, 2007, through the date of this prospectus, UBS and its affiliates have provided or currently contemplate providing investment banking services to OJSC VimpelCom and its affiliates unrelated to the proposed transactions, including (i) having acted as financial adviser to OJSC VimpelCom in the acquisition of Golden Telecom; (ii) having acted as a member of the syndicate in connection with a bridge loan and a term loan used to finance the Golden Telecom acquisition; (iii) having acted as joint bookrunner on a bond issue which was used, among other purposes, to refinance the aforementioned bridge loan; (iv) having acted as adviser on a bond tender to repurchase some of OJSC VimpelCom’s bonds; and (v) having acted for Alfa Bank Ukraine on debt and liability management transactions, including two bond issues, one debt repurchase program and one bond exchange offer. In addition, in 2006 and 2007 UBS acted as financial adviser to OJSC VimpelCom in the acquisitions of ZAO ArmenTel and Closed Joint Stock Company “Corporation Severnaya Korona.” As compensation for the provision of these services, UBS and its affiliates have received or will receive aggregate fees of approximately $25.6 million. In the ordinary course of business, UBS, its successors and affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of OJSC VimpelCom, Alfa Group, Telenor and their respective affiliates and, accordingly, may at any time hold a long or short position in such securities. OJSC VimpelCom selected UBS as its financial advisor in connection with the proposed transactions because UBS is an internationally recognized investment banking firm with substantial experience in similar transactions and because of UBS’ familiarity with OJSC VimpelCom. UBS is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

Forecasted Financial Information and Synergy Estimates of OJSC VimpelCom

OJSC VimpelCom does not, as a matter of course, make public forecasts or projections as to future revenues, expenses or other income statement data. Nor does OJSC VimpelCom, as a matter of course, make public estimates of synergies and dis-synergies (referred to in this section as net synergies) forecast to occur in connection with business combinations.

However, in connection with UBS’ analysis of the proposed transactions for the purpose of rendering its October 3 opinion, OJSC VimpelCom provided UBS with OJSC VimpelCom’s business plan through calendar year 2013 prepared by OJSC VimpelCom’s management as of October 3, 2009. Also, in connection with the October 3 opinion, with the consent of Kyivstar management, OJSC VimpelCom provided UBS with Kyivstar’s business plan through calendar year 2013 prepared by Kyivstar’s management, as adjusted by OJSC VimpelCom, as of October 3, 2009. The material elements of the business plans of OJSC VimpelCom and Kyivstar, as adjusted by OJSC VimpelCom, each as of October 3, 2009, are included in the forecasted financial information set forth below. OJSC VimpelCom also provided the information set forth below regarding estimates of net synergies that were forecast by OJSC VimpelCom’s management, as of October 3, 2009, to result from the proposed transactions.

Furthermore, in connection with UBS’ analysis of the Transactions for the purpose of rendering its February 9 opinion, OJSC VimpelCom provided UBS with its updated business plan through calendar year 2014 prepared by OJSC VimpelCom’s management as of February 8, 2010. Also in connection with the February 9 opinion, with the consent of Kyivstar’s management, OJSC VimpelCom provided UBS with Kyivstar’s updated business plan through calendar year 2014 prepared by Kyivstar’s management, as adjusted by OJSC VimpelCom, as of February 8, 2010. The material elements of the updated business plans of OJSC VimpelCom and of Kyivstar, as adjusted by OJSC VimpelCom, each as of February 8, 2010, are included in the forecasted financial information set forth below. In connection with the February 9 opinion, OJSC VimpelCom also provided the information set forth below regarding updated estimates of net synergies that were forecast by OJSC VimpelCom’s management, as of February 8, 2010, to result from the Transactions.

The forecasted financial information and net synergy estimates have been set forth below for the limited purpose of giving OJSC VimpelCom’s shareholders access to the material elements of the management forecasts and synergy estimates that were provided to UBS in connection with UBS’ analysis of the Transactions for the purpose of rendering its opinions to OJSC VimpelCom’s board of directors on each of October 3, 2009 and February 9, 2010.

The forecasted financial information and net synergy estimates set forth below, at the time they were provided to UBS, represented OJSC VimpelCom management’s best estimates and judgments as to the most likely future financial results of VimpelCom Ltd., OJSC VimpelCom and Kyivstar. The forecasted financial information and net synergy estimates set forth below necessarily reflected numerous assumptions with respect to general business and economic conditions and other matters, many of which are inherently uncertain or beyond OJSC VimpelCom’s and Kyivstar’s control, and do not take into account any changes in OJSC VimpelCom’s or Kyivstar’s operations, strategy, management, business or capital structure that occurred after they were provided to UBS, or that may result from the Transactions or from VimpelCom Ltd.’s actions with respect to OJSC VimpelCom or Kyivstar, respectively, after the completion of the Transactions. Therefore, the inclusion of this information should not be regarded as an indication that OJSC VimpelCom, Kyivstar, the Alfa Parties, the Telenor Parties, UBS, VimpelCom Ltd. or any other party considers it to remain reliable or be accurately predictive of actual future events, and this information should not be relied on as such. None of OJSC VimpelCom, OJSC VimpelCom’s board of directors, Kyivstar, the Alfa Parties, the Telenor Parties, UBS, VimpelCom Ltd. or any of their representatives makes any representations to shareholders regarding the validity, reasonableness, accuracy or completeness of such information.

Forecasted Financial Information and Synergy Estimates as of October 3, 2009

The forecasted financial information as of October 3, 2009, with respect to OJSC VimpelCom and Kyivstar and net synergy estimates as of October 3, 2009, delivered by OJSC VimpelCom to UBS were based on certain macro-economic and operational assumptions of OJSC VimpelCom’s management, as of October 3, 2009, including assumptions relating to GDP growth, foreign exchange rates, expected costs savings and synergies, monthly average revenue per mobile subscriber (referred to in this prospectus as ARPU) growth and product expansion.

Forecasted Financial Information

OJSC VimpelCom Forecasted Fiscal Year

(US$ in millions)

	2009E	2010E	2011E	2012E	2013E
Total revenues	8,572	9,108	9,707	10,518	11,347
EBITDA	4,052	4,335	4,615	5,021	5,435
Depreciation and amortization	1,612	1,497	1,683	1,757	1,806
Total capital expenditures	1,353	1,824	1,795	1,623	1,612

Kyivstar Forecasted Fiscal Year (1) (US$ in millions)

	2009E	2010E	2011E	2012E	2013E
Total revenues	1,502	1,578	1,766	1,977	2,215
EBITDA	846	902	1,007	1,129	1,271
Depreciation and amortization	212	237	271	311	355
Total capital expenditures	188	230	247	277	310

(1)	Converted from UAH to US$ for convenience using consensus forecast exchange rate per Economist Intelligence Unit (as of August 11, 2009) and Global Insight (as of August 14, 2009).

Synergy Estimates

Pre-tax Fiscal Year Synergy Estimates

(US$ in millions)

	2010E	2011E	2012E	2013E	2014E		2015E
Operating expense savings at OJSC VimpelCom Ukraine	68	77	85	85	85		85
Capital expenditure savings at OJSC VimpelCom Ukraine	16	18	20	20	20		20
Capital expenditure savings at Kyivstar	33	47	59	66	66		66
Withholding tax dis-synergy	(23)	(29)	(40)	(47)	n/a	(1)	n/a	(1)

(1)	Withholding tax dis-synergy is assumed to occur in perpetuity.

In addition, OJSC VimpelCom’s management provided to UBS the following estimated values of additional synergies as of October 3, 2009: (i) US$60.0 million in respect of savings on the 3G license auction in Ukraine expected to occur during 2010; (ii) US$34.0 million in tax loss carryforward synergies, representing OJSC VimpelCom management’s estimate of the net present value of such synergies that would result from the proposed transactions; and (iii) US$10.0 million in VAT savings, representing OJSC VimpelCom management’s estimate of the net present value of such savings that would result from the proposed transactions.

Forecasted Financial Information and Synergy Estimates as of February 8, 2010

The following updated forecasted financial information as of February 8, 2010 with respect to OJSC VimpelCom and Kyivstar and updated net synergy estimates as of February 8, 2010 delivered by OJSC VimpelCom to UBS were based on certain macro-economic and operational assumptions of OJSC VimpelCom’s management, as of February 8, 2010, including assumptions relating to GDP growth, foreign exchange rates, expected costs savings and synergies, ARPU growth and product expansion.

Forecasted Financial Information

OJSC VimpelCom Forecasted Fiscal Year

(US$ in millions)

	2009E	2010E	2011E	2012E	2013E	2014E
Total revenues	8,705	9,607	10,378	11,175	11,973	12,716
EBITDA	4,276	4,514	4,920	5,347	5,768	6,157
Depreciation and amortization	1,694	1,534	1,797	1,863	1,929	1,970
Total capital expenditures	917	2,106	2,119	1,946	2,329	1,965

Kyivstar Forecasted Fiscal Year(1) (US$ in millions)

	2009E	2010E	2011E	2012E	2013E	2014E
Total revenues	1,461	1,511	1,735	1,954	2,189	2,426
EBITDA	830	864	989	1,116	1,256	1,396
Depreciation and amortization	207	226	267	306	350	395
Total capital expenditures	166	221	243	274	307	328

(1)	Converted from UAH to US$ for convenience using consensus forecast exchange rate per Economist Intelligence Unit (as of December 3, 2009) and Global Insight (as of December 14, 2009).

Synergy Estimates

Pre-tax Fiscal Year Synergy Estimates

(US$ in millions)

	9M 2010E	2011E	2012E	2013E	2014E	2015E		2016E
Operating expense savings at the OJSC VimpelCom, Ukraine	53	64	71	71	71	71		71
Capital expenditure savings at the OJSC VimpelCom, Ukraine	28	32	35	35	35	35		35
Capital expenditure savings at Kyivstar	32	47	59	66	74	74		74
Withholding tax dis-synergy	(3)	(13)	(25)	(24)	(39)	n/a	(1)	n/a	(1)

(1)	Withholding tax dis-synergy is assumed to occur in perpetuity.

In addition, OJSC VimpelCom’s management provided to UBS the following updated estimated values of additional synergies as of February 8, 2010: (i) US$60.0 million in respect of savings on the 3G license auction in Ukraine expected to occur during 2010; (ii) US$36.0 million in tax loss carryforward synergies, representing OJSC VimpelCom management’s estimate of the net present value of such synergies that would result from the Transactions; and (iii) US$10.0 million in VAT savings, representing OJSC VimpelCom management’s estimate of the net present value of such savings that would result from the Transactions.

Important Information about the Forecasted Financial Information and Synergy Estimates

The foregoing forecasted financial information and net synergy estimates were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC, the American Institute of Certified Public Accountants or any other governing body regarding projections and forecasts, and are included in this prospectus only because such information was made available by OJSC VimpelCom to UBS in connection with UBS’ analysis of the proposed transactions for the purpose of rendering its opinions to OJSC VimpelCom’s board of directors. No independent accounting firm has examined, compiled or applied any agreed-upon procedures with regard to this information, or otherwise expressed any opinion or other form of assurance in respect of such information or its achievability.

The foregoing forecasted financial information and net synergy estimates contain forward-looking statements that involve risks and uncertainties. The foregoing forecasted financial information and synergy estimates were prepared in good faith based on assumptions that OJSC VimpelCom’s management believed to be reasonable as of October 3, 2009 and as of February 8, 2010, as applicable, given the information available to it at that time, concerning OJSC VimpelCom’s and Kyivstar’s products and business prospects in 2009 through 2013 or 2014, as applicable, and estimates of OJSC VimpelCom’s management, as of that date, of cost savings and synergies that could result from the Transactions. Information of these types is based on estimates and assumptions that are inherently subject to significant economic, regulatory and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond OJSC VimpelCom’s and Kyivstar’s control. Such uncertainties and contingencies included, but were not limited to:

•	changes in economic and political conditions in Russia, Ukraine and the other countries in which OJSC VimpelCom operates;

•	possible restrictions imposed by the AMC on the integration of OJSC VimpelCom’s Ukrainian operations and Kyivstar following completion of the Transactions;

•	the effects of competition and pricing pressures;

•	better or worse than expected customer growth affecting the need to increase capital expenditures;

•	the impact of capital expenditures on OJSC VimpelCom’s and Kyivstar’s customer base; and

•	the factors described under “Cautionary Statement Concerning Forward-Looking Statements,” and including the factors discussed under “Risk Factors.”

None of OJSC VimpelCom, UBS nor VimpelCom Ltd. undertakes any obligation, except as required by law, to update or otherwise revise the forecasted financial information or estimated synergies set forth above to reflect circumstances existing since they were provided to UBS, or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions. There can be no assurance that these forecasted results or estimated synergies will be realized or that actual results will not be significantly higher or lower than those set forth above, and the inclusion of these forecasted results and estimated synergies should not be an indication that OJSC VimpelCom, its board of directors or VimpelCom Ltd. considers these forecasted results to remain reliable or be accurately predictive of future results. Accordingly, you should not place undue reliance on these forecasted results and estimated synergies.

Chronology of the Decision-Making Process for the Offers

On October 3, 2009, OJSC VimpelCom’s board of directors, taking into consideration the expression of support for the proposed Transactions by each member of the independent director working group, unanimously voted to express its support for the proposed Transactions on the terms presented to the board of directors.

On October 4, 2009, Altimo and Telenor signed the Transaction Agreements in Amsterdam, the Netherlands.

On October 5, 2009, Altimo and Telenor issued a joint press release announcing that they had reached an agreement and disclosed the terms of the proposed Offers.

On December 7, 2009, we confidentially submitted to the SEC a registration statement on Form F-4, of which this prospectus forms a part.

On January 18, 2010, we filed a voluntary tender offer notification with the FSFM announcing our intent to make a voluntary tender offer for all of OJSC VimpelCom’s outstanding shares. On February 2, 2010, the FSFM review period for our voluntary tender offer application expired.

On February 8, 2010, we publicly filed with the SEC our registration statement on Form F-4, of which this prospectus forms a part.

On February 9, 2010, we provided OJSC VimpelCom with an official notification of the Offers, filed our Schedule TO and officially commenced the Offers described in this prospectus. Also on February 9, 2010, OJSC VimpelCom’s board of directors recommended the Offers to its shareholders, and OJSC VimpelCom filed OJSC VimpelCom’s Recommendation Statement with the SEC.

On February 12, 2010, March 8, 2010, March 18, 2010 and March 25, 2010, we filed amendments to our registration statement on Form F-4, of which this prospectus forms a part.

Plans or Proposals

Except as stated in this prospectus, we presently do not have any plans or proposals with respect to OJSC VimpelCom or Kyivstar which relate to or would result in:

•	a corporate transaction such as a merger, reorganization or liquidation of OJSC VimpelCom or Kyivstar;

•	a sale or transfer of a material amount of assets of OJSC VimpelCom or Kyivstar;

•	any change in the board of directors or management of OJSC VimpelCom or Kyivstar;

•	any material change in the capitalization or dividend policy of OJSC VimpelCom or Kyivstar; or

•	any other material change in the corporate structure or business of OJSC VimpelCom or Kyivstar.

The Transaction Agreements

On October 4, 2009, Telenor, Telenor East Invest, Telenor Mobile and certain other Telenor subsidiaries (referred to in this prospectus as the Telenor Parties) and Altimo, Eco Telecom Limited and certain of their affiliates (referred to in this prospectus as the Alfa Parties) entered into the Transaction Agreements. All of the Transaction Agreements are governed by the laws of the State of New York. Conformed copies of each Transaction Agreement have been filed as exhibits to the registration statement Form F-4 filed by us with the SEC, of which this prospectus forms a part, and are incorporated by reference into this prospectus in their entirety. The Transaction Agreements provide that all disputes are to be settled through arbitration proceedings before a tribunal of three arbitrators under the United Nations Commission on International Trade Law (UNCITRAL) Arbitration Rules, with the seat of arbitration in London, England.

Share Exchange Agreement

In the Share Exchange Agreement, the Telenor Parties and the Alfa Parties have agreed to restructure their ownership interests in Kyivstar and OJSC VimpelCom by contributing such interests to VimpelCom Ltd., or to VimpelCom Holdings, which will become a wholly owned indirect subsidiary of VimpelCom Ltd. upon completion of the Transactions. In addition, in order to form a fiscal unity for tax purposes under Dutch law, we formed VimpelCom Amsterdam, which will be an intermediate holding company between VimpelCom Ltd. and VimpelCom Holdings.

The Offers and the Kyivstar Share Exchange

Subject to regulatory and other approvals described under “The Offers – Regulatory Matters,” as well as the satisfaction or waiver of conditions precedent described below under “– Conditions Precedent,” the Telenor Parties and the Alfa Parties have agreed to cause VimpelCom Ltd. to make the Offers, as further described under “The Offers – The U.S. Offer and the Russian Offer.”

The parties have agreed that immediately upon completion of the Offers, the parties will cause the following actions to occur in furtherance of the Kyivstar Share Exchange:

•

the Alfa Parties will contribute to VimpelCom Holdings 99.99% of their ownership interests in Storm, which in turn owns 43.5% of Kyivstar’s outstanding shares, in exchange for 6,557,635 VimpelCom Holdings common shares, and to VimpelCom Ltd. 0.01% of their ownership interests in Storm in exchange for 13,120 VimpelCom Ltd. common shares. The Alfa Parties will then transfer their VimpelCom Holdings common shares to VimpelCom Ltd. in exchange for 131,152,700 VimpelCom Ltd. common shares; and

•

the Telenor Parties will contribute their Kyivstar shares to VimpelCom Holdings in exchange for 8,524,363 VimpelCom Holdings shares. The Telenor Parties will then transfer their VimpelCom Holdings shares to VimpelCom Ltd. in exchange for 170,487,260 VimpelCom Ltd. common shares.

Following completion of the Offers and the Kyivstar Share Exchange, the parties will cause OJSC VimpelCom to delist the OJSC VimpelCom ADSs from the NYSE and the shares of OJSC VimpelCom common stock from the Russian Trading System. If, after completion of the Offers, there are any remaining shares of OJSC VimpelCom common stock that are not held by VimpelCom Ltd., the parties will cause VimpelCom Ltd. to commence a compulsory purchase of any remaining OJSC VimpelCom voting shares pursuant to the Russian “squeeze-out” rules (referred to in this prospectus as the Squeeze-out), as further discussed under “The Offers – Effects of the Offers and the Russian Squeeze-out Proceedings.”

Upon completion of the Squeeze-out, VimpelCom Ltd. will transfer to VimpelCom Holdings all but one of the OJSC VimpelCom shares acquired pursuant to the Offers and the Squeeze-out, and VimpelCom Ltd. will transfer to VimpelCom Amsterdam all of its VimpelCom Holdings shares in exchange for such number of VimpelCom Amsterdam shares as will be determined by VimpelCom Ltd. and VimpelCom Amsterdam.

The result of the foregoing actions will be that VimpelCom Ltd. will own one share of OJSC VimpelCom, approximately 0.01% of Kyivstar (indirectly) and 100% of VimpelCom Amsterdam, which in turn will own 100% of VimpelCom Holdings, which in turn will own 100% minus one share of OJSC VimpelCom and approximately 99.99% of Kyivstar. Following the successful completion of the Offers and the Squeeze-out, the existing shareholders of Kyivstar and the existing shareholders of OJSC VimpelCom who elect to receive DRs, including the Alfa Parties and the Telenor Parties, will own 100% of OJSC VimpelCom and Kyivstar through their ownership of all of VimpelCom Ltd.’s outstanding shares. Following the successful completion of the Offers, and assuming all existing OJSC VimpelCom shareholders participate fully in the Offers and elect to receive only DRs, the Alfa Parties and the Telenor Parties will own approximately 38.5% and 38.8%, respectively, of VimpelCom Ltd.’s outstanding share capital and approximately 43.9% and 35.4%, respectively, of VimpelCom Ltd.’s outstanding voting shares. If fewer than 100% of OJSC VimpelCom’s shareholders participate fully in the Offers and elect to receive DRs, the percentage of VimpelCom Ltd.’s outstanding share capital and outstanding voting shares owned by the Alfa Parties and the Telenor Parties will increase proportionally.

Agreements and Assurances

Simultaneously with the execution of the Share Exchange Agreement, the Telenor Parties and the Alfa Parties executed and delivered documents that were intended to cause all ongoing legal proceedings between the Telenor Parties, the Alfa Parties and other related parties, taking place in the United States and Switzerland, to be stayed until the Offers are completed. Three courts in the United States did not accept the parties’ requests to stay the proceedings in those courts. In one case, the United States Court of Appeals for the Second Circuit (referred to in this prospectus as the Second Circuit Court of Appeals) denied the parties’ request for a stay and issued a decision affirming the decisions of the District Court that Storm, Altimo, Alpren and Hardlake were appealing. In two other cases, the District Court judges requested that the parties dismiss the relevant actions and granted the parties leave to refile the relevant actions if the Offers are not completed. The parties agreed to those requests and withdrew the relevant proceedings. With respect to Telenor East Invest’s lawsuit against Farimex, Telenor East Invest AS v. Farimex Products, et al., 08-CV-5623 (PKC), Farimex was persuaded to agree to the withdrawal of the relevant proceeding because it was not the plaintiff in that case (and therefore would benefit from its withdrawal) and because it was given leave to pursue any claims it might have if the Closing does not occur by October 15, 2010. In addition, immediately following the execution of the Share Exchange Agreement, the Alfa Parties were required to deliver to the escrow agent petitions that, when filed, were intended to cause the legal proceedings in the courts of Ukraine described in Annex B (Material Legal Proceedings) to be dismissed or withdrawn. Petitions have been filed in all of the relevant Ukrainian courts requesting the dismissal of the Ukrainian proceedings. None of those proceedings are currently active. Not all of the Ukrainian courts have responded to those requests and some of the Ukrainian courts that have responded have not taken the action requested by the parties in respect of the dismissal with prejudice of the relevant proceedings. The status of the various legal proceedings between the Telenor Parties, the Alfa Parties and other related parties is further discussed below under “– Settlement Agreement and Settlement Escrow Agreement” and in Annex B (Material Legal Proceedings).

The parties to the Share Exchange Agreement have agreed that, during the period between the execution of the Share Exchange Agreement and the completion of the Transactions, the parties will:

•	cause Kyivstar and OJSC VimpelCom’s respective businesses to be conducted in the ordinary course in accordance with present policies;

•

cooperate in defending against, or bringing counterclaims in respect of, any new legal actions involving any of the Alfa Parties, the Telenor Parties, Kyivstar, OJSC VimpelCom, VimpelCom Ltd. or VimpelCom Holdings (as applicable) that may prevent the completion of the proposed transactions;

•	notify and furnish to each other any information relating to the occurrence of any material adverse effect; and

•	cooperate in connection with the preparation of any tax related matters in respect of VimpelCom Ltd., VimpelCom Holdings, Storm, Kyivstar, OJSC VimpelCom and any of their respective subsidiaries.

In addition, the Alfa Parties have agreed to use their reasonable best efforts to cause certain actions with respect to Storm to occur, including the termination of all material contracts to which Storm is a party; the sale or transfer by Storm of all of its ownership interests in its subsidiaries (so that Storm’s only material asset upon completion of the Kyivstar Share Exchange will be its ownership interests in Kyivstar); the preparation and filing of all Storm’s tax returns; and the payment of all Storm’s taxes. The Alfa Parties also have agreed to cause Storm, upon completion of the Kyivstar Share Exchange, not to have any employees other than Storm’s general director and not to have any powers of attorney in force that can bind Storm or any of its subsidiaries. In addition, prior to the completion of the Kyivstar Share Exchange, no person is entitled or authorized to bind or commit Storm or any of its subsidiaries to any obligation that is not in the ordinary course of Storm’s business.

Conditions Precedent

The commencement of the Offers was subject to the fulfillment or waiver of various conditions precedent, including the following:

•	the selection by the Telenor Parties and the Alfa Parties of an initial CEO for VimpelCom Ltd. and three designees to become unaffiliated, independent directors of VimpelCom Ltd.;

•	no order or action and no change in applicable law that prohibits, enjoins or otherwise makes illegal any of the transactions contemplated by the Transaction Agreements;

•	the required third-party consents or waivers in respect of the Offers and the Kyivstar Share Exchange shall have been obtained;

•	the public filing with the SEC of a registration statement under the Securities Act in respect of VimpelCom Ltd.’s securities;

•	completion of the FSFM’s review of the Russian voluntary tender offer document;

•	submission of an application to the FAS for approval to allow VimpelCom Ltd. and VimpelCom Holdings to acquire 100% of OJSC VimpelCom;

•	submission of an application to the Foreign Investments Commission for approval to allow VimpelCom Ltd. and VimpelCom Holdings to acquire 100% of OJSC VimpelCom; and

•	receipt from the SEC of a no-action letter granting relief from applicable SEC rules that may be incompatible with the Offers.

The completion of the Offers and the Kyivstar Share Exchange are subject to the fulfillment or waiver of various conditions precedent, which are described under “The Offers – Terms and Conditions of the Offers – Conditions to Completing the U.S. Offer.”

Indemnification

The Alfa Parties, on the one hand, and the Telenor Parties, on the other hand, each have agreed to indemnify and hold the other harmless from and against all losses incurred or sustained which result from (a) any breach of any representation and warranty given or made by the indemnifying party (excluding representations and warranties made regarding Storm), or (b) the noncompliance with or nonperformance of any obligation or covenant under the Share Exchange Agreement (excluding obligations in respect of Storm). A party will have no obligation to make any payment in respect of a claim arising by reason of a contingent liability until such liability ceases to be contingent and becomes actual, and will have no liability in respect of any claim:

•	arising as a direct result of an increase in the rate of any tax implemented on or after the Closing Date or the passing of any legislation after the Closing Date with retroactive effect; or

•	for punitive damages, except to the extent such punitive damages are payable to a third person, or to the extent an affiliate had failed to mitigate the loss.

In addition, for a five-year period following the Closing Date, Altimo has agreed to indemnify and hold each of VimpelCom Ltd., VimpelCom Holdings, Storm and Kyivstar (collectively referred to in this prospectus as the Storm indemnified parties) harmless from and against all losses actually incurred or sustained (a) which arise out of or result from VimpelCom Holdings’ acquisition of the ownership interests in Storm and VimpelCom Holdings’ ownership interests in Kyivstar through Storm and (b) which would not have arisen out of or resulted from VimpelCom Holdings’ direct acquisition of the Alfa Parties’ ownership interests in Kyivstar. Indemnifiable losses include losses which arise out of any breach of representations and warranties made regarding Storm or the noncompliance with or nonperformance of any obligations of the Alfa Parties in respect of Storm or any related tax issues.

During the five-year period immediately following completion of the Kyivstar Share Exchange, Altimo may present a proposal to our supervisory board for restructuring VimpelCom Holdings’ ownership of Kyivstar through Storm and the ownership interests in Storm through a merger, liquidation or other corporate restructuring that will mitigate any taxes that are or may become due or payable and that may result in an indemnification claim against Altimo. Any such restructuring proposal must be accompanied by written tax advice describing the tax and accounting implications of undertaking the restructuring proposal and concluding that such proposal will reduce or eliminate the taxes that could result in the indemnification claim, as well as a legal opinion describing the corporate and other legal implications of undertaking the transactions described in the proposal and confirming that such transactions will not violate applicable law.

Through a power of attorney that will entitle Telenor Mobile to enforce the rights of each Storm indemnified party without the need for any further corporate action, Telenor Mobile will be entitled to cause us to exercise each Storm indemnified party’s indemnification rights and either accept or reject a restructuring proposal or respond with a revised restructuring proposal. If Telenor Mobile causes us to reject a restructuring proposal, then Altimo will have no subsequent liability in respect of any taxes that are or will become due and payable because such restructuring proposal is not implemented. If Telenor Mobile causes us to accept the restructuring proposal, Altimo will be liable for the aggregate amount of all losses actually incurred or sustained by any Storm indemnified party arising out of the indemnification claims and the implementation of the restructuring proposal.

The Share Exchange Agreement provides that the aggregate indemnification liability of each of the Alfa Parties, on the one hand, and the Telenor Parties, on the other hand, in respect of claims arising on or after the Closing Date will not exceed US$3,000.0 million, other than Altimo’s liability to the Storm indemnified parties, which will not exceed an additional US$1,000.0 million.

Termination

The Share Exchange Agreement may be terminated by the mutual written agreement of the parties thereto or by either the Alfa Parties or the Telenor Parties (a) if the Closing Date has not occurred by 5:00 p.m. GMT on June 30, 2010; (b) if there is a forced sale or auction of any of the OJSC VimpelCom shares or OJSC VimpelCom ADSs held by a Telenor Party in satisfaction of an order arising out of or relating to certain legal proceedings; (c) upon the occurrence of a material adverse effect that has not been cured within 90 days after its occurrence or prior to June 30, 2010; or (d) if the Alfa Parties or the Telenor Parties, respectively, have breached or failed to perform any of their respective representations, warranties or covenants or if any representation or warranty of the Alfa Parties or the Telenor Parties, respectively, has become untrue, and such failure has not been cured prior to June 30, 2010 or 90 days after the date on which the other party has been notified of such breach, failure to perform or untrue representation or warranty, whichever is earlier.

If the Share Exchange Agreement is terminated by either the Alfa Parties or the Telenor Parties due to an event described in clause (d) above (unless both parties are entitled to terminate due to an occurrence of an event described in clause (d) above), the terminating parties are entitled to a termination payment in the amount of US$50.0 million as the exclusive remedy for any loss suffered as a result of such termination.

Joint and Several Liability

Subject to certain exceptions, the obligations of the Alfa Parties under the Share Exchange Agreement are joint and several, and the obligations of the Telenor Parties under the Share Exchange Agreement are joint and several.

Standstill and Announcements

Each party to the Share Exchange Agreement has agreed to coordinate public announcements concerning the Offers and the Kyivstar Share Exchange and refrain, and cause its respective directly controlled affiliates to refrain, from trading in OJSC VimpelCom securities in violation of applicable insider trading laws, rules and regulations.

Shareholders Agreement and the Restated Bye-laws

The Shareholders Agreement between the Alfa Parties (together with any future affiliate that becomes a party to the Shareholders Agreement, referred to in this prospectus as the Alfa Shareholders), the Telenor Parties (together with any future affiliate that becomes a party to the Shareholders Agreement, referred to in this prospectus as the Telenor Shareholders) and VimpelCom Ltd. establishes the rights and obligations of the parties to the Shareholders Agreement with respect to the ownership of our securities. Our amended and restated bye-laws, which were agreed by the Alfa Parties and the Telenor Parties and are intended to become effective by the Closing Date (referred to in this prospectus as the restated bye-laws), reflect the governance arrangements contemplated by the Shareholders Agreement.

Transfers

Subject to the exceptions described below, any of our shareholders who is or becomes a party to the Shareholders Agreement, including the Alfa Shareholders and the Telenor Shareholders (each referred to in this prospectus as a Significant Shareholder), may not transfer any of our shares during the five-year period following the Closing Date.

Standstill

During the five-year period following the Closing Date, if there occurs a transfer of our shares by any Alfa Shareholder or any Telenor Shareholder such that their respective ownership in VimpelCom Ltd. would decrease to less than the percentage of our outstanding shares owned by them immediately after the Closing Date, then, on one occasion only during that period, the Alfa Shareholders and the Telenor Shareholders (as applicable) may acquire such number of shares as would result in their respective ownership of our shares being equal to or less than the percentage of our outstanding shares owned immediately after the Closing Date. Each Significant Shareholder also has agreed not to exceed a 45.0% ownership interest in our shares under any circumstances during such five-year period.

If we approve an issuance of common shares to a Significant Shareholder (referred to in this section as the equity-receiving Party) as consideration for a related M&A transaction (as described below under “– Approval of M&A Transactions”), the other unaffiliated Significant Shareholders (referred to in this section as the equity-purchasing Party) will have the right to purchase from the equity-receiving Party such number of common shares as will bring the ratio of shares owned by the equity-receiving Party to shares owned by the equity-purchasing Party to the same ratio that existed immediately prior to the completion of the related M&A transaction. Any common shares issued in connection with a related M&A transaction must be structured so that the percentage ownership of our shares of the equity-receiving Party or the equity-purchasing Party remains at 45.0% or below. The purchase price per such share must be equal to the price per common share at which our common shares are issued to the equity-receiving Party in the related M&A transaction. Any consideration received by the equity-receiving Party or equity-purchasing Party must be paid partly in-kind and partly in cash to the extent necessary to keep the equity-receiving Party or equity-purchasing Party’s percentage ownership interest, as applicable, below or equal to 45.0%. The purchase of such common shares and payment must be completed simultaneously with the completion of the related M&A transaction.

Upon completion of each related M&A transaction, the respective percentage of our shares owned by the Alfa Shareholders and the Telenor Shareholders immediately after the Closing Date will be adjusted to the percentage ownership of shares resulting from such related M&A transaction.

If at any time either the Alfa Shareholders or the Telenor Shareholders beneficially own less than 25.0% of our outstanding voting shares, then such Shareholder must not, until the first anniversary of the date on which it has ceased to beneficially own at least 25.0%, take any action to acquire any of our shares, subject to certain exceptions, and the standstill restrictions will no longer apply to the Shareholder owning greater than 25.0%. In addition, the Shareholders Agreement provides that the Significant Shareholders may, subject to certain transfer restrictions, reduce their respective ownership of our shares.

Approval of M&A Transactions

The Shareholders Agreement and the restated bye-laws divide the approval of an acquisition, purchase or merger transaction involving VimpelCom Ltd. or any of its subsidiaries (including OJSC VimpelCom and Kyivstar) (referred to in this prospectus as an M&A transaction) into two categories: related M&A transactions and unrelated M&A transactions. A related M&A transaction is a transaction where a Significant Shareholder has any direct or indirect equity interest in the target company, other than an equity interest with a fair market value of less than US$25.0 million and that represents less than 5.0% of the target company’s outstanding equity interest. All other M&A transactions are unrelated M&A transactions.

Our CEO recommends M&A transactions to our supervisory board. Related M&A transactions require the approval of at least six directors. Unrelated M&A transactions require the approval of at least five directors. If fewer than five directors vote to approve an unrelated M&A transaction, or if fewer than five directors vote against the approval of an unrelated M&A transaction, then:

•	where the target company has a value below US$200.0 million, the unrelated M&A transaction will not proceed, or

•

where the target company has a value of US$200.0 million or more, the unrelated M&A transaction will be sent to our shareholders for their approval unless five or more directors vote against sending such proposal to our shareholders.

If an M&A transaction requires our shareholders’ approval at a general shareholders meeting, then, depending on the value of the target company, the following quorum requirements and voting thresholds will apply:

•

if the value of the target company is greater than US$200.0 million but less than US$500.0 million, then for such M&A transaction to be approved: (i) the holders of a simple majority of the shares participating in the vote at the general meeting must vote to approve such M&A transaction, (ii) the holders of a simple majority of the outstanding shares held by independent shareholders (which means any shareholder except the Telenor Shareholders and the Alfa Shareholders) participating in such vote must vote to approve the M&A transaction, and (iii) independent shareholders holding at least 25.0% of all outstanding shares must participate in the vote; and

•

if the value of the target company is US$500.0 million or greater, then for such M&A transaction to be approved: (i) the holders of a simple majority of the shares participating in the vote at the general meeting must vote to approve such M&A transaction, and (ii) independent shareholders holding at least 25.0% of all outstanding shares must participate in the vote.

If there is no quorum at the general meeting at which the unrelated M&A transaction is to be considered and, as a consequence, the unrelated M&A transaction is not approved, then the general meeting will be adjourned and a second general meeting must be reconvened within 15 days.

If the M&A transaction involves a merger of VimpelCom Ltd. with another entity, the approval of holders of at least 75.0% of the voting shares of VimpelCom Ltd. is required in addition to the supervisory board’s approval.

If the M&A transaction will require VimpelCom Ltd. to issue new equity securities (including securities convertible into an equity security), and such issuance requires shareholder approval under the NYSE rules, shareholder approval will be required in the following circumstances:

•	the number of equity securities that will be issued to a related party exceeds 1.0% or 5.0% of the number of shares or voting power outstanding, depending on the situation;

•	the number of equity securities that will be issued exceeds 20.0% of the number of shares or voting power outstanding; or

•	the M&A transaction will result in a change of control of VimpelCom Ltd.

Right of First Offer

Any Significant Shareholder may transfer its shares to any person from whom such Significant Shareholder receives a bona fide offer, subject to the terms and conditions of the Shareholders Agreement. The selling shareholder (referred to in this section as the Selling Party) must first give a notice to the other Significant Shareholders, setting out the number and class of shares that it wishes to transfer. The other Significant Shareholders will then each have the right, exercisable within 30 days of receiving notice, to make an offer to purchase all of the shares offered by the Selling Party.

If the Selling Party receives any offers from the other Significant Shareholders, the Selling Party must, within ten days after receipt of such offers, determine whether to accept or reject any such offers. If the Selling Party accepts a Significant Shareholder’s offer, the share purchase must be made in accordance with the terms of such offer. If the Selling Party rejects all such offers, then the Selling Party may transfer all of the shares offered by the Selling Party to any third-party purchaser at a price that is at least 2.0% higher than the maximum price stated in any Significant Shareholder’s offer. If the other Shareholders elect not to exercise their respective rights of first offer, the Selling Party may transfer all of the shares offered by the Selling Party to any third-party purchaser, provided such sale is completed within 120 days.

Tag Along Rights

If the Selling Party receives a bona fide offer to transfer its shares that the Selling Party wishes to accept (referred to in this section as a tag along offer), the Selling Party must disclose to the other Significant Shareholders information concerning the identity of the offeror, the purchase price per share in cash and the terms and conditions of the proposed tag along offer, and the other Significant Shareholders each will have the right to transfer all or part of their shares to the offeror pro rata with the Selling Party. Any other Significant Shareholder wishing to exercise its right to participate in the proposed transfer must provide the Selling Party with a notice, indicating the number of shares to be included in the proposed transfer and price per share that such Significant Shareholder is willing to accept for its shares, which will be equal to the price per share to be paid by the offeror to the Selling Party.

If the Selling Party wishes to accept the tag along offer, the Selling Party must require the offeror to offer to purchase such number of shares as all other Significant Shareholders wish to transfer. If the offeror is unwilling or unable to acquire all such shares upon the terms presented, the Selling Party may either cancel the proposed transfer or allocate the maximum number of shares that the offeror is willing to purchase pro rata between the Selling Party and all other Significant Shareholders wishing to participate in the proposed transfer. The Selling Party must cause the offeror to issue a notice to the other Significant Shareholders, indicating the total number of shares that the offeror is willing to purchase and the terms and conditions of the proposed transfer. The other Significant Shareholders will then have ten days to either accept the tag along offer, in which case the proposed transfer must be completed within 120 days following such acceptance, or reject the tag along offer, in which case the Selling Party may transfer to the offeror all of its shares identified in the notice to the other Significant Shareholders for a purchase price payable in cash.

Exceptions

The transfer restrictions, right of first offer and the tag along rights do not apply to any transfer in respect of:

•

the transfer by a Significant Shareholder to (a) any affiliate in which such Significant Shareholder owns or controls more than 66.0% of the voting securities or (b) any other person who owns or controls more than 66.0% of the voting securities of such Significant Shareholder;

•	any non-directed sale effected through a secondary offering or other transaction on the NYSE or another stock exchange; or

•	block trades of shares to any person who is not a Strategic Buyer (as defined below) within a consecutive 12-month period in an aggregate amount equal to or less than 12.0% of our outstanding shares.

The Shareholders Agreement defines a “Strategic Buyer” as (a) any person with annual revenues exceeding US$1,000.0 million that are derived from being a licensed or registered provider of telecommunications services, (b) any controlling affiliate or controlled affiliate of any such person, or (c) any other person who beneficially owns at least 25.0% of the outstanding equity or voting interests in such person.

In addition, the Alfa Shareholders may, subject to the satisfaction of certain conditions, transfer up to 28.751% of the aggregate number of their shares in VimpelCom Ltd. to Altimo’s minority shareholders without application of the transfer restrictions provided in the Shareholders Agreement.

Governance of VimpelCom Ltd.

As further discussed under “Share Capital, Corporate Governance and Shareholders Rights – Supervisory Board and Management Board,” our company will be governed by a supervisory board and a management board. The management board will consist of the CEO and other senior executives. The supervisory board will consist of nine members, three of whom will be nominated by the Alfa Shareholders, three of whom will be nominated by the Telenor Shareholders, and three of whom will be independent and unaffiliated with either the Alfa Parties or the Telenor Parties.

After the Closing Date, the boards of directors of Kyivstar, OJSC VimpelCom and VimpelCom Holdings each will consist of five members, one of whom will be nominated by Altimo, one of whom will be nominated by Telenor Mobile, and three of whom will be proposed by our CEO and approved by our supervisory board. In addition, after the Closing Date, Kyivstar and OJSC VimpelCom will amend their respective charters to remove redundant provisions requiring supermajority voting by members of their respective boards of directors for certain major decisions and simplify the governance procedures.

For the interim period before the Closing Date, an interim board of our company has been established, consisting of two directors nominated by Altimo and two directors nominated by Telenor Mobile, and an interim board of VimpelCom Holdings has been established, consisting of one director nominated by Altimo and one director nominated by Telenor Mobile.

Potentially Competitive Transactions

Pursuant to the Shareholders Agreement, we and the Significant Shareholders (referred to in this section as an Investing Party) are free to pursue any investment opportunity or ownership increase in respect of an existing investment in any market or country in which we or any Significant Shareholder already has a direct or indirect interest or investment (such party is referred to in this section as an Existing Party). If an Existing Party is required by any governmental entity to divest all or any part of its existing investment or if the Existing Party otherwise suffers any competition, antitrust or other regulatory fines or penalties as a result of the Investing Party’s investment, then it must, in order of priority, (1) cease to pursue its investment, (2) divest the acquired interest or investment, or (3) agree to reimburse and indemnify the Existing Party for any losses resulting directly from any regulatory or governmental actions in respect of the Investing Party’s investment, including lost profit, penalties, required divestitures, and the cost of compliance with any regulatory or governmental requirements or divestiture demands. In addition, before submitting any potential investment opportunity in any market or country in which a Significant Shareholder already has an investment, our management board must provide our supervisory board with a fairness opinion with respect to the investment opportunity and a legal memorandum addressing the regulatory implications for us and each Existing Party and their affiliates if we pursue the investment opportunity.

Pre-emptive Rights

The Shareholders Agreement grants pre-emptive rights to each Significant Shareholder with respect to our newly issued shares. If we propose to issue new securities, we must give each Significant Shareholder written notice, stating the price per security, the identity of the purchaser(s) and the principal terms of the issuance, and each Significant Shareholder will then have ten business days to elect to purchase up to its pro rata number of securities for the price and upon the terms specified in the notice.

Dividend Policy

Subject to our supervisory board’s determination that sufficient legal reserves are available and that we will remain in compliance with all applicable financial and leverage tests in respect of our outstanding indebtedness, our dividend policy will be to distribute annual dividends in an amount equal to at least 50.0% of free cash flow (which means net income plus depreciation and amortization minus capital expenditures) from Kyivstar and from OJSC VimpelCom’s Russian operations. The exact amount and timing of any dividend declarations and payments will be determined by our supervisory board.

Debt Acquisitions

Each Significant Shareholder and its respective affiliates are permitted to acquire debt obligations issued by or on behalf of us or any of our affiliates so long as such Significant Shareholder provides us with a written notice within ten days of entering into such acquisition transaction offering to sell the relevant debt obligation at its fair market value. If a Significant Shareholder or any of its affiliates owns an interest in a debt obligation issued by or on behalf of us or any of our affiliates, prior to initiating or participating in any enforcement action or bankruptcy proceeding with respect to such debt obligation, such Significant Shareholder must provide 90 days’ prior written notice to us or take all actions necessary to ensure that any such action is terminated or withdrawn.

Other Arrangements

We have agreed to pay all transaction-related costs, fees and expenses incurred in respect of the Transactions and the Squeeze-out and to use our best efforts to raise sufficient funds for such purpose. The Alfa Parties and the Telenor Parties have agreed to lend us the necessary funds in equal proportions on commercially reasonable terms, as further discussed below under “– Source and Amount of Funds.”

Termination

Subject to certain exceptions, the Shareholders Agreement will be terminated at the earlier of (a) the date on which Altimo and Telenor Mobile each agree in writing; (b) the date on which the Share Exchange Agreement is terminated in accordance with its terms prior to the Closing Date; (c) June 30, 2010, if the Closing Date has not occurred by 5:00 p.m. GMT on such date in accordance with the Share Exchange Agreement; or (d) six months after the date on which either the Alfa Shareholders or the Telenor Shareholders collectively own greater than 50.0% or less than 25.0% of our outstanding shares.

Registration Rights Agreement

The Registration Rights Agreement between the Telenor Parties, the Alfa Parties and VimpelCom Ltd. requires us to effect a registration under the Securities Act with respect to our securities.

We have agreed to use our best efforts to effect a registration under the Securities Act requested by one of the Significant Shareholders party to the Registration Rights Agreement of our securities held by such party in order to facilitate the sale and distribution of such securities in an underwritten offering. In addition, we have agreed to file a registration statement and all necessary amendments and supplements covering any such securities; to ensure that such securities are qualified for offer and sale under applicable law; to furnish copies of any registration statement, prospectus or any amendments or supplements thereto to legal counsel for each Significant Shareholder participating in such offering and the underwriters at least five days before filing; and to use our best efforts to maintain the listing of our common DRs on the NYSE.

We will not, however, be obligated to effect a registration requested by a Significant Shareholder (a) within six months after the effective date of a prior registration statement; (b) for a period of not more than 90 days past the date upon which our supervisory board determines in its good faith judgment that the filing of a registration statement would be seriously detrimental to the completion of a merger or consolidation in which we are a participant; or (c) if we have effected the registration and permitted the sale of securities pursuant to the Registration Rights Agreement on at least six prior occasions.

Each Significant Shareholder’s ability to dispose of securities upon the effectiveness of a registration statement is limited, and Significant Shareholders are required to notify us of any changes in any plans of distribution following effectiveness of a registration statement. In addition, each Significant Shareholder selling securities pursuant to a registration statement must meet certain requirements, such as being named as a selling security holder in the prospectus, delivering a prospectus to purchasers, accepting civil liability provisions under the Securities Act in connection with any sales of registered securities and consenting to be bound by the applicable provisions of the Registration Rights Agreement. Each Significant Shareholder also has agreed to furnish to us with information about itself, the securities held by it and its proposed plan of distribution.

Settlement Agreement and Settlement Escrow Agreement

As discussed in more detail in Annex B (Material Legal Proceedings), the Alfa Parties, the Telenor Parties and their respective affiliates are subject to a variety of legal proceedings. In the Settlement Agreement, the Telenor Parties agreed to stay all ongoing legal proceedings against various Alfa Parties, and the Alfa Parties agreed to stay or, with respect to the Ukrainian legal actions, withdraw immediately all ongoing legal proceedings against various Telenor Parties. If the Transactions are completed, the Telenor Parties have agreed to withdraw all legal proceedings against the various Alfa Parties, and the Alfa Parties have agreed to withdraw all legal proceedings against the various Telenor Parties. To accomplish the filing and submission of the various stay and withdrawal papers, the Telenor Parties, the Alfa Parties and Orrick, Herrington & Sutcliffe LLP, as escrow agent, entered into a Settlement Escrow Agreement.

Under the Settlement Agreement and the Settlement Escrow Agreement, the Telenor Parties and the Alfa Parties agreed to execute the appropriate stay documents, stay removal documents and dismissal documents in respect of disputes and proceedings between the Alfa Parties, the Telenor Parties and certain of their associates and deliver such documents to the escrow agent to be held in accordance with the terms and subject to the conditions of the Settlement Escrow Agreement. Immediately upon delivery of the documents, the escrow agent was required to cause all stay documents to be filed with respect to proceedings in the United States and Switzerland and all dismissal documents to be filed with respect to proceedings in Ukraine. Promptly following the Closing Date, the escrow agent is required to cause all remaining dismissal documents to be filed with respect to proceedings in the United States and Switzerland, but if the Transactions are not completed, the escrow agent will cause the stay dismissal documents to be filed with respect to proceedings in the United States and Switzerland.

Further, the Settlement Agreement provides that each Alfa Party and Telenor Party is prohibited from engaging in any action or proceeding or initiating any investigation by any governmental entity in Russia or Ukraine, relating to the acquisition by OJSC VimpelCom of URS or to the actions of any Telenor Party or any Alfa Party, as applicable, with respect to such acquisition.

Immediately following the announcement of the proposed Transactions on October 5, 2009, the escrow agent filed all stay documents with respect to the proceedings in the United States and Switzerland, and all documents with respect to the Ukrainian proceedings. However, three courts in the United States did not accept the parties’ requests to stay the proceedings in those courts. In one case, the Second Circuit Court of Appeals denied the parties’ request for a stay and issued a decision affirming in their entirety the decisions of the District Court that Storm, Altimo, Alpren and Hardlake were appealing. In two other cases, the District Court judges requested that the parties dismiss the relevant actions and granted the parties leave to refile the relevant actions if the Transactions are not completed. The parties agreed to those requests and withdrew the relevant proceedings. With respect to Telenor East Invest’s lawsuit against Farimex, Telenor East Invest AS v. Farimex Products, et al., 08-CV-5623 (PKC), Farimex was persuaded to agree to the withdrawal of the relevant proceeding because it was not the plaintiff in that case (and therefore would benefit from its withdrawal) and because it was given leave to pursue any claims it might have if the Closing does not occur by October 15, 2010. Petitions were also filed in all of the relevant Ukrainian courts requesting the dismissal of the Ukrainian proceedings. None of those proceedings are currently active. Not all of the Ukrainian courts have responded to those requests and some of the Ukrainian courts that have responded have not taken the action requested by the parties in respect of the dismissal with prejudice of the relevant proceedings. On January 12, 2010, the Telenor Parties and the Alfa Parties entered into an amendment to the Settlement Agreement that is intended to reflect the actions taken by the courts in the United States. The status of the various legal proceedings between the Telenor Parties, the Alfa Parties and other related parties is further discussed in Annex B (Material Legal Proceedings).

Telenor Guarantee

Telenor has entered into a guarantee in favor of the Alfa Parties, pursuant to which Telenor has guaranteed the Telenor Parties’ performance of their obligations under the Transaction Agreements. Telenor’s liability under the guarantee is limited to 71.249% of the amount of any claim made by any Alfa Party, with a maximum aggregate liability of US$3,000.0 million.

CTF Guarantee

CTF Holdings Limited has entered into a guarantee in favor of the Telenor Parties, pursuant to which CTF Holdings Limited has guaranteed the Alfa Parties’ performance of their obligations under the Transaction Agreements. CTF Holdings Limited’s liability under the guarantee is limited to 71.249% of the amount of any claim made by any Telenor Party, with a maximum aggregate liability of US$3,000.0 million.

CTF (Storm) Guarantee

CTF Holdings Limited also has entered into a separate guarantee in favor of the Storm indemnified parties, pursuant to which CTF Holdings Limited has guaranteed Altimo’s performance of its indemnification obligations in respect of Storm. CTF Holdings Limited’s maximum aggregate liability under the guarantee is limited to US$500.0 million.

Source and Amount of Funds

Assuming all outstanding OJSC VimpelCom common shares (including OJSC VimpelCom common shares represented by OJSC VimpelCom ADSs) and all outstanding OJSC VimpelCom preferred shares are tendered into the Offers, and all OJSC VimpelCom shareholders elect to receive common DRs rather than cash, we would be obliged to issue and deliver to the DR depositary, 1,025,620,440 of our common shares, for which the DR depositary would then issue 1,025,620,440 common DRs (assuming the number of outstanding OJSC VimpelCom common shares has not changed since December 31, 2009, the most recent date as to which OJSC VimpelCom reported the number of outstanding OJSC VimpelCom shares), and 128,532,000 of our convertible preferred shares, for which the DR depositary would issue 128,532,000 preferred DRs, all of which would then be delivered to OJSC VimpelCom shareholders in satisfaction of our obligations under the Offers. If all OJSC VimpelCom shareholders (excluding Alfa Group and Telenor) elected to receive cash rather than DRs, we would be obligated to pay an amount in cash of RUB 150,616, which is equal to approximately US$5,000.

We will finance the cash portion of any consideration payable by us by drawing down on the loan facility described under “Information about VimpelCom Ltd. – Liquidity and Capital Resources.” The aggregate number of our DRs to be issued and the aggregate amount of potential cash consideration would be less in the event that less than 100% of OJSC VimpelCom shares (including OJSC VimpelCom common shares represented by OJSC VimpelCom ADSs) are tendered into the Offers. In addition, the number of outstanding OJSC VimpelCom common shares and OJSC VimpelCom ADSs may vary between December 31, 2009, the most recent date as to which OJSC VimpelCom announced the number of outstanding OJSC VimpelCom common shares and OJSC VimpelCom ADSs, and the date on which the Offers are settled.

If we acquire more than 95.0% but less than 100% of the outstanding OJSC VimpelCom shares (including OJSC VimpelCom common shares represented by OJSC VimpelCom ADSs) in the Offers, we will commence the Squeeze-out to acquire all remaining shares for cash, as described under “The Offers – Effects of the Offers and the Russian Squeeze-out Proceedings.” If only 95.0% (plus one share) of the OJSC VimpelCom shares are tendered into the Offers, the minimum amount possible to satisfy the minimum acceptance condition, we estimate that the total amount of cash required to acquire the remaining OJSC VimpelCom shares in the Squeeze-out could be approximately US$1,000.0 million, depending on the number of remaining OJSC VimpelCom shares and the cash price at which we are required to purchase these shares, as further described in Note 3 to the unaudited pro forma condensed combined financial information under “OJSC VimpelCom and Kyivstar Unaudited Pro Forma Condensed Combined Financial Information.” We intend to satisfy our obligations under the Squeeze-out with funds available from our operations or through third-party financing obtained on commercially reasonable terms. If such funds are insufficient to satisfy the full amount of our obligations under the Squeeze-out, Altimo and Telenor have undertaken in the Share Exchange Agreement to provide us with sufficient debt funding on commercially reasonable terms to timely satisfy our obligations under the Squeeze-out.

Persons Retained, Employed, Compensated or Used

Except as set forth below, neither we, Altimo nor Telenor will pay any fees or commissions to any broker or other person soliciting tenders of OJSC VimpelCom shares or OJSC VimpelCom ADSs pursuant to the Offers.

Morgan Stanley & Co. Incorporated and Credit Suisse Securities (USA) LLC are acting as dealer-managers for the U.S. Offer and certain of their respective affiliates have provided financial advisory services to us, Telenor and Altimo in connection with the U.S. Offer. Under the terms of the engagement letter and the dealer-manager agreement, we, Telenor and Altimo agreed to reimburse Morgan Stanley and Credit Suisse for certain expenses and indemnify them against specified liabilities and expenses in connection with the Offers, including liabilities under the U.S. federal securities laws, and pay a fee in the amount of US$1.0 million to each of

Morgan Stanley and Credit Suisse upon successful completion of the Offers. Subject to applicable laws and regulations, in the ordinary course of business, Morgan Stanley, Credit Suisse and their respective affiliates may actively trade or hold the securities of OJSC VimpelCom for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in those securities.

As described in more detail in our Schedule TO, JPMorgan and its affiliates have provided financial advisory services to Telenor in connection with the Transactions. Subject to applicable laws and regulations, in the ordinary course of business, JPMorgan and its affiliates may actively trade or hold the securities of OJSC VimpelCom for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in those securities.

As described in more detail in our Schedule TO, N.M. Rothschild & Sons Limited and its affiliates have provided governmental relations advisory services to Telenor in connection with the Transactions.

We have retained Innisfree M&A Incorporated to act as the global information agent in connection with both the U.S. Offer and the Russian Offer. The information agent may contact holders of OJSC VimpelCom shares and OJSC VimpelCom ADSs by mail, telephone, fax, e-mail and personal interview and may request brokers, dealers and other nominee shareholders to forward the offer materials to owners of OJSC VimpelCom shares and OJSC VimpelCom ADSs. The information agent will receive reasonable and customary fees for these services, plus reimbursement of its out-of-pocket expenses.

We have retained The Bank of New York Mellon, acting through its affiliate, BNY Mellon Shareowner Services, to act as U.S. exchange agent in connection with the U.S. Offer. We will pay the U.S. exchange agent reasonable and customary compensation for its services in connection with the U.S. Offer plus reimbursement of its out-of-pocket expenses. The DR depositary has agreed to reimburse us, Altimo and Telenor for the compensation and expenses paid to the U.S. exchange agent in connection with the Transactions.

We have retained OJSC VimpelCom’s share registrar, NRK, to act as Russian exchange agent in connection with the Russian Offer. We will pay the Russian exchange agent reasonable and customary compensation for its services in connection with the Offers, plus reimbursement of its out-of-pocket expenses.

We will also reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling expenses incurred by them in forwarding material to their customers. We will indemnify the information agent, the U.S. exchange agent and the Russian exchange agent against specified liabilities and expenses in connection with the Offers, including liabilities under the U.S. federal securities laws.

We note, as a general matter, that indemnification for liabilities under the U.S. federal securities laws may be unenforceable in the United States as against public policy and it may be unenforceable in the Bermuda courts, as further discussed under “Additional Information for Securityholders – Enforceability of Civil Liabilities under the United States Securities Laws.”

The cash expenses to be incurred in connection with the Transaction will be paid by us and are estimated in the aggregate to be approximately US$16.0 million, a portion of which will be reimbursed by the DR depositary. Such expenses include, among others, fees, and expenses of the financial advisors, the U.S. exchange agent, the Russian exchange agent and the information agent, registration fees, accounting and legal fees, printing and mailing costs and guarantee fees in relation to obtaining the bank guarantee required for the Russian Offer.

Accounting Treatment

In accordance with ASC 805, VimpelCom Ltd. (as the accounting successor to OJSC VimpelCom) is the accounting acquirer of Kyivstar in the Kyivstar Share Exchange because (a) VimpelCom Ltd.’s shares are being issued as part of the Transactions, (b) OJSC VimpelCom’s shareholders will acquire a larger portion of

VimpelCom Ltd.’s voting shares in the Transactions than Kyivstar’s shareholders will acquire in the Transactions (the exchange ratio between the OJSC VimpelCom common shares and Kyivstar’s shares in the Transaction is 3.4 to 1) and (c) OJSC VimpelCom’s assets and revenues are significantly larger than those of Kyivstar. The acquisition of Kyivstar by VimpelCom Ltd. will be accounted for as a business combination under U.S. GAAP under the “acquisition method,” as defined by ASC 805. Under U.S. GAAP, the acquisition method requires the cost of the purchase to be based on the fair value of the consideration on the acquisition date, which will be based on the market value of OJSC VimpelCom’s shares on the Closing Date. The direct transaction costs incurred in the Transactions will be treated as expenses under ASC 805 with no impact on goodwill. In VimpelCom Ltd.’s consolidated financial statements, the cost of the purchase will be allocated to the Kyivstar assets acquired and liabilities and contingent liabilities assumed, based on their estimated fair values at the acquisition date, with any excess of the costs over the amounts allocated being recognized as goodwill. This method may result in the carrying value of assets, including goodwill, acquired from Kyivstar being substantially different from the former carrying values.

THE OFFERS

The U.S. Offer and the Russian Offer

The Dual Offer Structure

We are offering to acquire all of the OJSC VimpelCom shares, including the OJSC VimpelCom common shares represented by OJSC VimpelCom ADSs, through two separate offers:

•	a U.S. Offer that is open to all U.S. holders of OJSC VimpelCom shares and to all holders of OJSC VimpelCom ADSs, wherever located; and

•	a Russian Offer that is open to all holders of OJSC VimpelCom shares, wherever located.

We are making two separate offers in order to comply with the legal requirements governing a share exchange offer made in accordance with the Russian voluntary tender offer rules (which rules are applicable to OJSC VimpelCom as an open joint stock company incorporated in the Russian Federation) and the U.S. federal and state securities laws (which laws and regulations are applicable because we are making a public offer of securities in the U.S. and because the OJSC VimpelCom common shares and OJSC VimpelCom ADSs are registered under Section 12(b) of the Exchange Act), and to address conflicts between Russian and U.S. tender offer rules and practices.

Taken together, the U.S. Offer and the Russian Offer are for 100% of the outstanding OJSC VimpelCom shares, including OJSC VimpelCom common shares represented by OJSC VimpelCom ADSs, as calculated for purposes of Russian corporate law. As of December 31, 2009, OJSC VimpelCom reported that there were 51,281,022 OJSC VimpelCom common shares outstanding and 6,426,600 OJSC VimpelCom preferred shares outstanding. OJSC VimpelCom common shares that are held by OJSC VimpelCom’s subsidiaries are treated as outstanding for Russian corporate law purposes (and for purposes of this prospectus), but are treated as treasury shares for U.S. GAAP purposes.

Both the U.S. Offer and the Russian Offer commenced on February 9, 2010. The U.S. Offer acceptance period will expire at 5:00 p.m. New York City time on April 15, 2010, unless extended, and the Russian Offer acceptance period will expire three business days later, at 11:59 p.m. Moscow time on April 20, 2010, unless extended. Other than the U.S. Offer acceptance period ending before the Russian Offer acceptance period, the U.S. Offer and the Russian Offer are being made on substantially identical terms and completion of the Offers is subject to substantially the same conditions. However, holders of OJSC VimpelCom shares who are not U.S. holders may not tender their shares in the U.S. Offer, unless you deposit your OJSC VimpelCom common shares with the OJSC VimpelCom ADS depositary in exchange for OJSC VimpelCom ADSs (the fees for which have been waived by the OJSC VimpelCom ADS depositary), in which case you may participate in the U.S. Offer as an OJSC VimpelCom ADS holder. In the event that you are a holder of OJSC VimpelCom shares and tender your OJSC VimpelCom shares into the Russian Offer, you should be aware that the Russian Offer is not subject to the requirements of U.S. law. Under the Russian voluntary tender offer rules, you may not be permitted to withdraw your tendered OJSC VimpelCom shares unless a competing offer is made, as discussed below under “– The Russian Offer.” Additionally, if you tender your OJSC VimpelCom shares or OJSC VimpelCom ADSs in the U.S. Offer and elect to receive cash consideration rather than DRs, you will not receive Russian roubles. Instead you will receive the U.S. dollar equivalent, if any, of the cash consideration paid in Russian roubles, after deduction of fees, expenses and any applicable taxes.

If you elect to participate in the Russian Offer, you will not be afforded the rights and protections that are provided under the U.S. federal securities laws as they relate to tender offers, other than the anti-fraud provisions of the U.S. federal securities laws.

The distribution of this prospectus may, in some jurisdictions, be restricted by law. This prospectus is not an offer to sell or exchange securities and it is not a solicitation of an offer to buy or exchange securities, nor shall there be any sale, purchase or exchange of securities pursuant hereto, in any jurisdiction in which such offer, solicitation or resale is not permitted or would be unlawful prior to registration or qualification under the laws of any such jurisdiction.

The Russian Offer

We have filed English translations of the offer documentation being used in the Russian Offer and all related materials as exhibits to the registration statement on Form F-4 filed by us with the SEC, of which this prospectus forms a part. If you decide to tender your OJSC VimpelCom shares in the Russian Offer, you should be aware that, in accordance with the Russian voluntary tender offer rules, you may not have withdrawal rights unless a competing offer is made. The Russian Federal Law No. 208-FZ “On Joint Stock Companies,” dated December 26, 1995 (as amended) (referred to in this prospectus as the Russian JSC Law), provides that only the last tender offer acceptance application submitted by a shareholder tendering into a Russian voluntary tender offer is valid. This implies that, following submission of the first tender offer acceptance notice, a tendering shareholder may provide an amended acceptance notice during the tender offer period that reduces (or increases) the number of shares tendered into the offer. However, this interpretation of the Russian JSC Law is only theoretical, and an OJSC VimpelCom shareholder who tenders into the Russian Offer may not, in practice, have effective withdrawal rights that are similar to the withdrawal rights provided in the U.S. Offer.

Except with respect to withdrawal rights, the terms and conditions of the Russian Offer are substantially the same as the terms and conditions of the U.S. Offer. The principal exception is that the U.S. Offer acceptance period will end three business days prior to the Russian Offer acceptance period in order to allow the OJSC VimpelCom shares (including the OJSC VimpelCom common shares represented by OJSC VimpelCom ADSs) that were tendered into the U.S. Offer to be tendered into the Russian Offer by the U.S. exchange agent. Upon tendering all of the OJSC VimpelCom shares (including the OJSC VimpelCom common shares represented by OJSC VimpelCom ADSs) into the Russian Offer, we will be eligible to commence the Squeeze-out, as described under “– Effects of the Offers and the Russian Squeeze-out Proceedings.”

In addition, in accordance with Russian law, only OJSC VimpelCom shareholders who satisfy the Russian legal definition of “qualified investor” may elect to receive our DRs in exchange for their OJSC VimpelCom shares in the Russian Offer, because the DRs will not be admitted for placement (i.e., a sale to initial purchasers) or public circulation (i.e., a public offering) in Russia. The DRs will not be admitted for placement or public circulation in Russia because, among other reasons, there are no implementing regulations currently in place governing the public sale of foreign securities (such as the DRs), and no practice has developed. Under the Article 51.1 of the Federal Law No. 39-FZ “On the Securities Market,” dated April 22, 1996 (as amended) (referred to in this prospectus as the Russian Securities Law), a “qualified investor” includes certain qualifying natural persons and legal entities meeting financial and net worth tests that have been recognized as a qualified investors in accordance with procedures established by the FSFM. Article 51.2(4) of the Russian Securities Law and related implementing regulations provide that a natural person may be recognized as a qualified investor by a Russian licensed broker or an asset manager if such person satisfies any two of the following criteria:

•	such person owns securities or other financial instruments with an aggregate market value of at least RUB 3.0 million (approximately US$100,000);

•

such person has (a) at least a year’s work experience with a company which is a qualified investor that deals with securities or other financial instruments (referred to in this section as a qualified company), or (b) at least three month’s work experience with a qualified company and, at the time of determination, such person is employed by the qualified company, or (c) at least two year’s work experience with a company that deals with securities or with other financial instruments; and

•

either (a) every quarter during the previous four quarters, such person has engaged in at least ten transactions with securities or other financial instruments, the aggregate price of which was at least RUB 0.3 million (approximately US$10,000) or (b) over the previous three years, such person has engaged in at least five transactions involving securities or other financial instruments, the aggregate price of which was at least RUB 3.0 million (approximately US$100,000).

In addition, Article 51.2(5) of the Russian Securities Law and related implementing regulations provide that a legal entity may be recognized as a qualified investor by a Russian licensed broker or an asset manager if such entity satisfies any two of the following criteria:

•	such entity has a working capital of at least RUB 100.0 million (approximately US$3.4 million);

•

every quarter during the previous four quarters, such entity has engaged in at least five transactions with securities or other financial instruments, the aggregate price of which was at least RUB 3.0 million (approximately US$100,000);

•	over the previous accounting year, such entity had a turnover of at least RUB 1,000.0 million (approximately US$34.0 million); and

•	over the previous accounting year, such entity’s asset value was at least RUB 2,000.0 million (approximately US$68.2 million).

Article 51.2(2) of the Russian Securities Law also lists the following institutions, among others, as qualified investors: (i) brokers, dealers and managers; (ii) credit institutions; (iii) joint-stock investment funds; (iv) management companies of investment funds and non-government pension funds; (v) insurance organizations; (vi) non-governmental pension funds; and (vii) international organizations, including the World Bank, the International Monetary Fund, the European Central Bank, the European Investment Bank and the European Bank for Reconstruction and Development.

If you hold OJSC VimpelCom shares and choose to participate in the Russian Offer, you should consult your legal advisor to determine if you satisfy the Russian legal definition of “qualified investor.” If you hold OJSC VimpelCom shares and choose to participate in the Russian Offer but you are not able to demonstrate that you meet the Russian legal definition of a qualified investor, you will not be able to exchange your OJSC VimpelCom shares for DRs.

Finally, it is also possible that holders tendering in the U.S. Offer who elect to receive DRs will receive their DRs before holders tendering in the Russian Offer who validly elect to receive DRs due to the technical complexities involved in settling foreign securities in Russia.

Relief Received from the SEC

In order to allow us to carry out the Offers in the manner described in this prospectus, we have received from the SEC the exemptive relief set forth below.

•

Rule 14d-10(a)(1) under the Exchange Act provides that no person shall make a tender offer for an equity security unless the offer is open to all security holders of the class of securities subject to the tender offer. The U.S. Offer is open to all holders of OJSC VimpelCom ADSs, wherever located, and to U.S. holders of OJSC VimpelCom shares. The Russian Offer is open to all holders of OJSC VimpelCom shares, wherever located. We have received exemptive relief from the SEC from Rule 14d-10(a)(1) under the Exchange Act to permit the dual offer structure of the Offers.

•

Rule 14d-10(a)(2) under the Exchange Act provides that no bidder shall make a tender offer unless the consideration paid to any security holder for securities tendered in the tender offer is the highest consideration paid to any other security holder for securities tendered in the tender offer. We have received exemptive relief under Rule 14d-10(a)(2) because persons who are not “qualified investors” (as defined by Russian law) may not be entitled to receive DRs in the Russian Offer.

•

Among other things, Exchange Act Rule 14e-5 prohibits a person making a tender offer for an equity security and its affiliates (and the offeror’s dealer-manager, financial advisor and their affiliates) from, directly or indirectly, purchasing or making any arrangement to purchase such security or any security which is immediately convertible into or exchangeable for such security, except pursuant to such offer. The prohibition continues from the time of the public announcement of the offer until the expiration of the offer period, including extensions thereof. We have received exemptive relief from the SEC from

Rule 14e-5 under the Exchange Act to allow (i) VimpelCom Ltd. to purchase or arrange to purchase OJSC VimpelCom shares under the Russian Offer during the period in which the U.S. Offer is open and (ii) (a) affiliates of certain advisors to VimpelCom Ltd., Alfa Group and Telenor and (b) VimpelCom Ltd., Alfa Group and Telenor and any advisor, broker or other financial institution acting as any of their agents to purchase or arrange to purchase OJSC VimpelCom shares outside the Offers subject to certain conditions.

•

Section 14(d)(5) of the Exchange Act provides that the securities tendered in a tender offer may be withdrawn at any time after 60 days from the date of the commencement of the tender offer if the securities have not been accepted for payment by the bidder. We have received exemptive relief from the staff of the SEC from Section 14(d)(5) of the Exchange Act to permit the suspension of withdrawal rights during the period from the expiration of the U.S. Offer until we announce the results of the Offers and whether the Offers have succeeded.

In addition, in order to allow us to carry out the Offers in the manner described in this prospectus, we have received confirmation from the staff of the SEC that it will not recommend enforcement action under the rules and regulations under the Exchange Act set forth below.

•

Rule 14e-1(c) under the Exchange Act requires that the consideration offered in a tender or exchange offer be paid “promptly” after the termination of such offer. We have received confirmation from the staff of the SEC that it will not recommend enforcement action under Rule 14e-1(c) under the Exchange Act if we pay for (i) OJSC VimpelCom securities tendered in the U.S. Offer within three business days following expiration of the Russian Offer and (ii) OJSC VimpelCom shares tendered into the Russian Offer within 15 days of the date of any such transfer, in accordance with Russian law and practice.

•

Rule 14e-1(d) under the Exchange Act, among other things, prohibits a person making a tender offer from extending the length of the offer without issuing a notice of such extension by press release or other public announcement, which includes disclosure of the approximate number of securities deposited to date and which must be issued by 9:00 a.m., Eastern time, on the next business day after the scheduled expiration date of the offer. We have received confirmation that, if we decide to extend the Offers, an announcement to that effect on the next business day following the expiration of the Russian Offer in accordance with Russian rules and practice will satisfy the requirements of Rule 14e-1(d).

•

We have received confirmation from the staff of the SEC that it will not recommend enforcement action if the Offers do not comply with the filing and informational requirements of Rule 13e-3 under the Exchange Act and no Schedule 13E-3 is filed in connection with the Offers.

Terms and Conditions of the Offers

General Terms and Conditions

In the U.S. Offer, we are offering to exchange:

•	for each OJSC VimpelCom ADS validly tendered and not properly withdrawn, one common DR;

•	for each OJSC VimpelCom common share validly tendered and not properly withdrawn, 20 common DRs; and

•	for each OJSC VimpelCom preferred share validly tendered and not properly withdrawn, 20 preferred DRs.

In addition, under the applicable Russian voluntary tender offer rules, we are required to offer a cash alternative to our offer of DRs. Therefore, as an alternative to the DRs, in the U.S. Offer we are also offering 0.01 Russian roubles in cash (approximately US$0.0003) for each OJSC VimpelCom common share or OJSC VimpelCom preferred share and 0.0005 Russian roubles in cash (approximately US$0.000017) for each OJSC VimpelCom ADS.

Only your OJSC VimpelCom securities that are validly tendered in the U.S. Offer, in each case in accordance with the procedures set forth below, and not withdrawn prior to the expiration date, will entitle you to receive DRs or cash consideration. We strongly urge you not to elect to receive cash consideration in exchange for your OJSC VimpelCom shares or OJSC VimpelCom ADSs. We are only offering a nominal cash option in the U.S. Offer to comply with the Russian regulations, and we do not intend for the cash option to constitute fair market value for your OJSC VimpelCom shares or OJSC VimpelCom ADSs, the closing market prices for which were RUB 10,800 (approximately US$368.10) on the Russian Trading System on March 23, 2010, and US$17.61 on the NYSE on March 23, 2010. Nonetheless, if you choose to receive cash consideration in exchange for your tendered OJSC VimpelCom shares or OJSC VimpelCom ADSs in the U.S. Offer, such cash consideration will be converted from Russian roubles into U.S. dollars on the date that the custodian for the U.S. exchange agent confirms receipt of the Russian rouble funds at the then prevailing spot market rate for the exchange of Russian roubles into U.S. dollars and the proceeds, if any, distributed, net of fees, expenses and any applicable taxes, to the tendering holders of OJSC VimpelCom shares and OJSC VimpelCom ADSs electing to receive cash consideration. Due to currency conversion fees and related expenses, you may not receive any U.S. dollar cash distribution if you elect to receive cash consideration.

Conditions to Completing the U.S. Offer

We will not be obliged to complete the U.S. Offer and purchase any OJSC VimpelCom common shares or OJSC VimpelCom ADSs validly tendered in the U.S. Offer and not properly withdrawn if any of the following conditions are not satisfied prior to the expiration of the Russian Offer, which is 11:59 p.m. Moscow time on April 20, 2010, unless the Russian Offer acceptance period is extended (referred to in this section as the determination point):

Regulatory and Listing Approvals

The authorizations and consents described under “– Regulatory Matters,” the receipt of which is indicated to be a condition to completing the Offers, have been obtained on an unconditional basis and are in full force and effect.

Minimum Acceptance

The OJSC VimpelCom shares (including OJSC VimpelCom common shares represented by OJSC VimpelCom ADSs) which have been validly tendered and not properly withdrawn in both the U.S. Offer and the Russian Offer (including the OJSC VimpelCom shares held by the Telenor Parties and the Alfa Parties), represent on a combined, fully-diluted basis more than 95.0% of the outstanding OJSC VimpelCom shares. This condition is referred to in this prospectus as the minimum acceptance condition.

For purposes of determining whether the minimum acceptance condition has been satisfied at the determination point, the numerator will include all OJSC VimpelCom preferred shares and OJSC VimpelCom common shares, including all OJSC VimpelCom common shares represented by OJSC VimpelCom ADSs, validly tendered and not properly withdrawn in the U.S. Offer and the Russian Offer, on a combined basis, as of the determination point, and the denominator will be OJSC VimpelCom’s fully diluted share capital, including all:

•	outstanding OJSC VimpelCom common shares, including all OJSC VimpelCom common shares represented by OJSC VimpelCom ADSs;

•	outstanding OJSC VimpelCom preferred shares, all of which are held by the Alfa Parties; and

•

OJSC VimpelCom common shares issuable (i) upon the exercise of any outstanding rights to subscribe for OJSC VimpelCom common shares (including any outstanding options), whether or not exercisable during the Offers, or (ii) under any other agreement giving the right to any person to subscribe for OJSC VimpelCom shares.

The minimum acceptance condition will not be satisfied unless both Altimo and Telenor tender their OJSC VimpelCom shares and Telenor tenders its OJSC VimpelCom ADSs in the Offers. Pursuant to the Share Exchange Agreement, Altimo and Telenor are not obligated to tender their OJSC VimpelCom shares or OJSC VimpelCom ADSs into the Offers unless the following conditions are satisfied or waived:

No New Actions

No legal, administrative, governmental or regulatory proceeding or action has been commenced in Russia, Ukraine or any other CIS country against any Telenor Party, any Alfa Party or their respective affiliates (other than VimpelCom Ltd., VimpelCom Holdings, OJSC VimpelCom, Kyivstar or their respective subsidiaries) which prevents the Transactions from being completed by June 30, 2010, or that prevents any party to the Transaction Agreements from performing its material obligations under any Transaction Agreement.

Further, no Alfa Party, Telenor Party nor any of their respective affiliates is named as a defendant or defendants (referred to in this section as a named defendant) in a qualifying action for which a guaranteed indemnity has not been timely provided by the other party (where the defendant is an Alfa Party, Telenor is the other party, and where the defendant is a Telenor Party, Altimo is the other party) in accordance with the Share Exchange Agreement. For this purpose, a “qualifying action” means a legal, administrative, governmental or regulatory proceeding, or other action, proceeding, arbitral action, inquiry or investigation brought against a named defendant meeting the following criteria in either category:

•	Category 1:

•	the identities of (i) the ultimate beneficial owners of the persons controlling or influencing the plaintiff in such action and (ii) any other ultimate beneficial owners who control at least 33.3% of the plaintiff in such action are not disclosed and the named defendant is unable to ascertain such identities; and

•	the named defendant notifies the other party of the action and that the named defendant is unwilling to complete the Transactions unless the other party provides a guaranteed indemnity that fully indemnifies each named defendant against all damages, losses, liabilities and expenses incurred by the named defendant in connection with the action.

•	Category 2:

•	the identities of (i) the ultimate beneficial owners of the persons controlling or influencing the plaintiff in such action and (ii) any other ultimate beneficial owners who control at least 33.3% of the plaintiff in such action are disclosed or the named defendant has been able to ascertain such identities;

•	the amount claimed by the plaintiff in such action exceeds US$50.0 million; and

•	the named defendant notifies the other party of the action and that the named defendant is unwilling to complete the Transactions unless the other party provides a guaranteed indemnity that fully indemnifies each named defendant against all damages, losses, liabilities and expenses in excess of US$50.0 million that is incurred by the named defendant in connection with the action.

Withdrawal of Legal and Regulatory Proceedings

The Farimex Case and any related enforcement actions are withdrawn in their entirety, any underlying orders and injunctions are withdrawn, and such proceeding has been dismissed with prejudice, in each case, without any cost or loss to any Telenor Party or its affiliates, including OJSC VimpelCom (other than any costs or fees paid prior to the date on which the parties entered into the Share Exchange Agreement and thereafter any ongoing attorneys’ fees and expenses). As further discussed under “Risk Factors – Risks Relating to the Offers – We may not be able to complete the Transactions” and “Risk Factors – Risks Relating to the Offers – Telenor

East Invest’s shares in OJSC VimpelCom are currently the subject of an arrest order in Russia issued in connection with the Farimex Case and may be sold by a Russian bailiff,” we currently cannot anticipate whether the Farimex Case and any related enforcement actions, and any underlying orders and injunctions, will be withdrawn, reversed or cancelled and dismissed, and therefore whether this condition precedent under the Share Exchange Agreement will be satisfied.

In addition, the following Ukrainian regulatory proceeding, which is further described under “Information about Kyivstar – Legal and Regulatory Proceedings – Antitrust Proceedings,” has been terminated in its entirety, without any cost or loss to any Telenor Party or its affiliates, including Kyivstar (other than any costs or fees paid prior to the date on which the parties entered into the Share Exchange Agreement and thereafter any ongoing attorneys’ fees and expenses): Inquiry No. 36-29.3/02-1542, initiated by the AMC pursuant to a letter, dated February 25, 2009, addressed to Telenor Ukraine AS [sic], and all related regulatory proceedings following therefrom. On February 16, 2010, the AMC announced that it had terminated any further consideration of these proceedings without finding any violations or issuing any fines or sanctions to any party.

Further, Telenor has received sufficient evidence as to the withdrawal and dismissal with prejudice of both of the legal and regulatory proceedings described above, any related enforcement actions and any underlying orders and injunctions.

No Restrictions or Changes in Law

No:

•

order, judgment or decree has been issued by any court or arbitral tribunal, and no governmental or regulatory authority has commenced an action, proceeding or investigation, including a suspension by the SEC of the effectiveness of the registration statement on Form F-4 of which this prospectus forms a part, and

•	law, rule, regulation, governmental order or injunction has been proposed, enacted, enforced or deemed applicable,

in each case, which prohibits, prevents, enjoins, or otherwise makes illegal the completion of the Transactions.

Listing Approval

The common DRs are approved for listing on the NYSE, subject to official notice of issuance.

The Transaction Agreements

With respect to the Transaction Agreements, each of the following conditions are met:

•	the Transaction Agreements are in full force and effect;

•	the representations and warranties of the respective parties to the Share Exchange Agreement are true and correct;

•	all covenants and agreements in the Share Exchange Agreement have been performed or satisfied; and

•

external legal advisors to VimpelCom Ltd., VimpelCom Holdings and the respective parties to the Share Exchange Agreement have delivered legal opinions confirming the continuing effect of their legal opinions delivered in connection with the execution of the Transaction Agreements.

Material Adverse Change

No material adverse change in respect of the Alfa Parties, the Telenor Parties or the businesses of OJSC VimpelCom or Kyivstar has occurred and is continuing at the determination point. For this purpose, “material adverse change” means:

•

a material adverse effect on the business, financial condition, or results of operations of OJSC VimpelCom, Kyivstar and their respective subsidiaries, taken as a whole, but only to the extent that the occurrence of such an event prevents the completion of the Transactions or prevents any party to the Transaction Agreements from performing its material obligations under any Transaction Agreement, or

•

the forced sale or auction of any of Telenor’s OJSC VimpelCom shares in satisfaction of an order arising out of or relating to any action described above under “– Withdrawal of Legal and Regulatory Proceedings,”

except that any effect resulting from any of the following events will not be considered when determining whether a material adverse effect has occurred:

•	any change or development in the United States, Russian or Ukrainian financial, credit or securities markets, general economic or business conditions, or political or regulatory conditions;

•	any act of war, armed hostilities or terrorism or any worsening thereof;

•	any change in the telecommunications industry generally;

•

the execution, completion or public announcement of the Transaction Agreements or the Transactions or taking any action required by a Transaction Agreement, including any adverse change in an operating relationship effected as a result of taking any such action;

•	any failure of OJSC VimpelCom, Kyivstar or their respective subsidiaries to meet any internal or industry analyst projections, forecasts, estimates of earnings or revenues or business plans; and

•	any change, in and of itself, in the market price or trading volume of the OJSC VimpelCom ADSs or OJSC VimpelCom common shares.

Offer Period of the U.S. Offer

We will accept all OJSC VimpelCom shares (including shares represented by OJSC VimpelCom ADSs) that are validly tendered on or prior to the expiration date of the U.S. Offer, which is 5:00 p.m. New York City time on April 15, 2010. If we decide to extend the period for the U.S. Offer, then the expiration date means the latest time and date on which the U.S. Offer expires, as extended by us. As further described above under “– The U.S. Offer and the Russian Offer – The Russian Offer,” the Russian Offer acceptance period will expire at 11:59 p.m. Moscow time on April 20, 2010, three business days after the expiration of the U.S. Offer acceptance period. If we decide to extend the U.S. Offer acceptance period, then we will also extend the expiration of the Russian Offer acceptance period by a corresponding number of business days, subject to limitations on such extension set out under Russian law, which requires voluntary tender offers to be open for no more than 90 calendar days.

You should be aware that Euroclear and Clearstream will establish their own earlier cut-off times and dates for receipt of instructions to ensure that those instructions will be timely received by DTC.

If any condition described in this prospectus under “– Terms and Conditions of the Offers” is not fulfilled, we may, from time to time, extend the period of time for which the offer is open until all the conditions listed above under “– Terms and Conditions of the Offers” have been satisfied or, to the extent legally permitted, waived.

If we extend, terminate, withdraw or waive any condition of the Offers (in accordance with applicable law), we will notify the U.S. exchange agent by written notice or oral notice confirmed in writing. If we decide to extend the Offers, we will also make an announcement to that effect no later than the next business day after the previously scheduled expiration date of the Russian Offer. We will announce any extension of the Offers by issuing a press release and by publication of an announcement in newspapers of national circulation in the United States and Russia. In addition, we will file the announcement with the SEC via the EDGAR filing system on the date such announcement is made, and we will post the announcement on VimpelCom Ltd.’s website (www.vimpelcomlimited.com). During any such extension, any OJSC VimpelCom shares or OJSC VimpelCom ADSs validly tendered and not properly withdrawn will remain subject to the U.S. Offer, subject to the right of each holder to withdraw OJSC VimpelCom shares or OJSC VimpelCom ADSs already tendered. If we extend the period of time during which the Offers are open, the Offers will expire at the latest respective time and date to which we extend the U.S. Offer and the Russian Offer.

Subject to the requirements of the Russian voluntary tender offer rules and the U.S. federal securities laws (including U.S. federal securities laws which require that material changes to an offer be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which we may choose to make any public announcement, we will have no obligation to communicate any public announcement other than as described above.

We will extend the Offers if we change the consideration being offered within ten business days of the then-scheduled expiration date of the Offers, so that the Offers will expire no less than ten business days after the publication of the change. If, prior to the expiration date of the Offers, we decide to change the consideration being offered in the Offers, the change will be applicable to all holders of OJSC VimpelCom shares or OJSC VimpelCom ADSs that are accepted for exchange pursuant to the U.S. Offer whether or not those OJSC VimpelCom shares or OJSC VimpelCom ADSs were accepted for exchange prior to the change in consideration.

We will also extend the Offers, to the extent required by applicable Russian voluntary tender offer rules or U.S. federal securities laws, if we (1) make a material change to the terms of the Offers, or (2) make a material change in the information concerning the Offers or waive a material condition of the Offers.

Procedures for Tendering

U.S. Exchange Agent

We have appointed BNY Mellon Shareowner Services as the U.S. exchange agent to facilitate the exchange of OJSC VimpelCom shares held by U.S. holders and OJSC VimpelCom ADSs tendered in the U.S. Offer for newly issued DRs or cash consideration. You should direct all executed share acceptance forms, share transfer orders and ADS letters of transmittal and all questions and requests for assistance, requests for additional copies of this prospectus or of the share acceptance forms and share transfer orders or ADS letters of transmittal to the U.S. exchange agent addressed as follows:

By Mail: BNY Mellon Shareowner Services c/o Mellon Investor Services LLC. Attn. Corporate Action Department P.O. Box 3301 South Hackensack, NJ 07606	By Overnight Courier or By Hand: BNY Mellon Shareowner Services c/o Mellon Investor Services LLC. 480 Washington Boulevard Attn: Corporate Action Department – 27th Floor Jersey City, NJ 07310

If you deliver your share acceptance form, share transfer order or ADS letter of transmittal to an address other than to the one set forth above, your delivery of those documents will not be effective.

Procedures for Tendering OJSC VimpelCom Shares

If you are a U.S. holder of OJSC VimpelCom shares, this prospectus, the share acceptance form, share transfer order and other relevant materials have been or will be mailed or furnished to you. If you would like to receive additional copies of that documentation, you should contact the information agent at the address shown on the back cover of this prospectus. The documentation will also be available at the office of the U.S. exchange agent at the address shown above. You will be asked to indicate in this documentation whether you are tendering your OJSC VimpelCom shares for DRs or cash consideration.

If your OJSC VimpelCom shares are registered in your name, and you want to tender your OJSC VimpelCom shares in the U.S. Offer, complete and sign the enclosed share acceptance form and share transfer order and deliver the original documents to the U.S. exchange agent at the address shown above. If your OJSC VimpelCom shares are registered in the name of a custodian, such as a broker, dealer, commercial bank, trust company or other nominee, and you want to tender your OJSC VimpelCom shares in the U.S. Offer, you should instruct your custodian to tender the OJSC VimpelCom shares in the U.S. Offer on your behalf by completing and signing the enclosed share acceptance form and share transfer order and delivering the original documents to the U.S. exchange agent at the address shown above.

All properly completed and duly executed share acceptance forms and share transfer orders must be received by the U.S. exchange agent before the expiration date of the U.S. Offer acceptance period in order to be properly and timely received. If you or your custodian fails to correctly and timely deliver the share acceptance form and share transfer order before the expiration date of the U.S. Offer, your tender may not be valid and your OJSC VimpelCom shares may not be accepted.

Any OJSC VimpelCom shares that you tender will be held by the U.S. exchange agent until:

•	the expiration date of the U.S. Offer;

•	you exercise your withdrawal rights in accordance with the terms of the U.S. Offer; or

•	the U.S. Offer is terminated without any exchange.

If you are in any doubt about the procedure for tendering OJSC VimpelCom shares, please contact the information agent using the contact details set forth on the back cover of this prospectus.

Election to Receive DRs or Cash Consideration

You may elect to receive either DRs or cash consideration in exchange for tendered OJSC VimpelCom shares in the U.S. Offer. If you tender OJSC VimpelCom shares and do not make a valid election, you will receive DRs, which is the standard entitlement for tendered OJSC VimpelCom shares.

We strongly urge you not to elect to receive cash consideration for your OJSC VimpelCom shares or OJSC VimpelCom ADSs in the U.S. Offer, because we do not intend for the cash consideration that we are required to offer you in the U.S. Offer pursuant to the Russian voluntary tender offer regulations to represent fair market value for your OJSC VimpelCom shares or OJSC VimpelCom ADSs, the closing market prices for which were RUB 10,800 (approximately US$368.10) on the Russian Trading System on March 23, 2010, and US$17.61 on the NYSE on March 23, 2010.

Share Acceptance Form and Share Transfer Order

If you or someone acting on your behalf executes and delivers to the U.S. exchange agent a share acceptance form and share transfer order, you are representing and warranting to us and agreeing with us that:

•

you accept the U.S. Offer in respect to the number of OJSC VimpelCom shares indicated in the share acceptance form on the terms and subject to the conditions set forth in this prospectus and the share acceptance form, you have (or the person acting on your behalf has) properly completed and duly executed the share transfer order included with the share acceptance form and you will execute all other documents and take all other actions required to enable us to receive all rights to, and benefits of, these shares on these terms and conditions;

•	subject only to your right to withdraw your OJSC VimpelCom shares, your acceptance is irrevocable;

•

unless you withdraw your OJSC VimpelCom shares in accordance with the terms of the U.S. Offer, you are irrevocably appointing the U.S. exchange agent as your attorney-in-fact, which appointment will take effect upon our acceptance of the shares for exchange, to:

•	execute and deliver, on your behalf, all ancillary forms of transfer and/or other documents and certificates representing your OJSC VimpelCom shares and other documents of title; and

•

take all other actions as your attorney-in-fact considers necessary or expedient to vest in us or our nominee title to the OJSC VimpelCom shares that you tender or otherwise in connection with your acceptance of the U.S. Offer;

•

you or your agent hold title to OJSC VimpelCom shares being tendered or, if you are tendering OJSC VimpelCom shares on behalf of another person, the other person holds title to OJSC VimpelCom shares that you are tendering;

•

neither you nor your agent nor any person on whose behalf you are tendering OJSC VimpelCom shares has granted to any person any right to acquire any of the OJSC VimpelCom shares that you are tendering or any other right with respect to these OJSC VimpelCom shares;

•	unless you withdraw your OJSC VimpelCom shares in accordance with the terms of the U.S. Offer, you are irrevocably authorizing and requesting:

•	the U.S. exchange agent to procure the registration of the transfer of your OJSC VimpelCom shares and the delivery of these OJSC VimpelCom shares to us or as we may direct; and

•	us to record and act upon any instructions with respect to notices and payments relating to your OJSC VimpelCom shares which have been recorded in OJSC VimpelCom’s books and records;

•	you are a U.S. holder;

•

you have full power, authority and capacity under applicable law to tender, exchange, sell, assign and transfer OJSC VimpelCom shares tendered hereby and any and all other OJSC VimpelCom shares or other securities issued or issuable in respect thereof;

•

when we acquire OJSC VimpelCom shares pursuant to the U.S. Offer, we will acquire good and unencumbered title to the tendered shares, free and clear of all liens, restrictions, charges and encumbrances, together with all rights now or hereafter attaching to them, including voting rights and rights to all dividends, other distributions and payments hereafter declared, made or paid, and the same will not be subject to any adverse claim; and

•

you will ratify each and every act which may be done or performed by us or any of our directors or agents or OJSC VimpelCom or any of its directors or agents as permitted under the terms of the U.S. Offer.

Acceptance of the U.S. Offer and Representation by Holder

Our acceptance for exchange of OJSC VimpelCom shares tendered by you or on your behalf pursuant to the U.S. Offer will constitute a binding agreement between you and us upon the terms and subject to the conditions of the U.S. Offer.

Matters Concerning Validity, Eligibility and Acceptance

All questions as to the form of documents and the validity, eligibility, including time of receipt, and acceptance for exchange at any tender of OJSC VimpelCom shares will be determined by us, in our sole discretion. Our determination shall be final and binding on all parties. We reserve the absolute right to reject any or all tenders of OJSC VimpelCom shares determined by us not to be in proper form or the acceptance for payment or of payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of OJSC VimpelCom shares. None of us, OJSC VimpelCom, the U.S. exchange agent, the information agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or incur any liability for failure to give any such notification.

The method of delivery of the completed share acceptance form, share transfer order and all other required documents is at the option and risk of the tendering securityholder and the delivery will be deemed made only when actually received by the U.S. exchange agent. In all cases, sufficient time should be allowed to ensure a timely delivery. We recommend that you send the materials by overnight courier, by hand delivery or by registered mail with return receipt requested and proper insurance. The completed share acceptance form, share transfer order and all other required documents should be delivered to the U.S. exchange agent during normal business hours and, in any case, before the expiration date of the U.S. Offer, which is 5:00 p.m. New York City time on April 15, 2010, unless the U.S. Offer is extended.

Certain Provisions Concerning Acceptances

The U.S. Offer will be valid even if one or more persons holding OJSC VimpelCom securities fail to receive a copy of this prospectus, the share acceptance form, share transfer order or other documentation, as long as we distribute this prospectus, the share acceptance form, share transfer order and other documentation to OJSC VimpelCom security holders as required by SEC rules. We will not send you an acknowledgment that the U.S. exchange agent has received any share acceptance form, share transfer order or other document you have delivered to the U.S. exchange agent. It is your responsibility to ensure that all communications or notices you deliver or send to the U.S. exchange agent are received by it.

Procedures for Tendering OJSC VimpelCom ADSs

If you are either a record or beneficial holder of OJSC VimpelCom ADSs, this prospectus, the ADS letter of transmittal and other relevant materials have been or will be mailed or furnished to you. If you would like to receive additional copies of that documentation, you should contact the information agent at the address or the telephone numbers set forth on the back cover of this prospectus. The documentation will also be available at the office of the U.S. exchange agent and the information agent at the addresses shown above or on the back cover of this prospectus. You can validly tender your OJSC VimpelCom ADSs by following the instructions below.

OJSC VimpelCom ADSs in Certificated Form

If you are a registered holder of OJSC VimpelCom ADSs (that is, if you hold on the books of the OJSC VimpelCom ADS depositary and have Receipts evidencing your ownership of OJSC VimpelCom ADSs), you will need to do each of the following before the expiration date:

•	complete and execute the ADS letter of transmittal in accordance with the instructions on the form; and

•

deliver the properly completed and duly executed ADS letter of transmittal, together with the Receipts evidencing your OJSC VimpelCom ADSs and any other documents specified in the ADS letter of transmittal, to the U.S. exchange agent.

Your signature on the ADS letter of transmittal in some circumstances must be guaranteed by a financial institution eligible to do so because it is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Program or the Stock Exchange Medallion Program (referred to in this prospectus as eligible institutions). Most banks, savings and loans associations and brokerage houses are participants in these programs and therefore eligible institutions. You do not need to have your signature guaranteed by an eligible institution if (i) you are the registered holder of OJSC VimpelCom ADSs tendered and you have not completed the box entitled “Special Issuance Instructions” in the ADS letter of transmittal; or (ii) you are tendering OJSC VimpelCom ADSs for the account of an eligible institution.

If OJSC VimpelCom ADSs are forwarded to the U.S. exchange agent in multiple deliveries, a properly completed and duly executed ADS letter of transmittal must accompany each delivery.

If OJSC VimpelCom ADSs are registered in the name of a person other than the signatory of the ADS letter of transmittal, then the tendered Receipts must be endorsed or accompanied by appropriate stock powers. The stock powers must be signed exactly as the name or names of the registered owner or owners appear on the Receipts, with the signature on the Receipts or stock powers guaranteed as described above.

If you fail to correctly deliver your letter of transmittal and your Receipts evidencing your OJSC VimpelCom ADSs before expiration of the U.S. Offer, your tender may not be valid and your Receipts evidencing your OJSC VimpelCom ADSs may not be accepted.

If you hold your OJSC VimpelCom ADSs in the OJSC VimpelCom Global BuyDIRECT Plan, you must sign and deliver an ADS letter of transmittal as described above, but you do not need to deliver a Receipt evidencing your OJSC VimpelCom ADSs.

OJSC VimpelCom ADSs in Book-Entry Form

If you hold your OJSC VimpelCom ADSs in book-entry form in a brokerage or custodian account through an agent, including a broker, dealer, bank, trust company or other financial intermediary, you will need to timely instruct your agent to tender OJSC VimpelCom ADSs on your behalf before the expiration date by:

•

causing DTC to transmit an agent’s message via DTC’s confirmation system to the U.S. exchange agent stating that DTC has received an express acknowledgment from a participant in DTC that the participant tendering OJSC VimpelCom ADSs has received and agrees to be bound by the terms and conditions of the U.S. Offer stated in this prospectus and the ADS letter of transmittal; and

•	making a book-entry transfer of the applicable OJSC VimpelCom ADSs as described below to the account established by the U.S. exchange agent at DTC for the purpose of receiving these transfers.

You are cautioned to provide sufficient time to complete a valid tender prior to the expiration of the U.S. Offer or Russian Offer acceptance periods.

The U.S. exchange agent will establish an account at DTC with respect to OJSC VimpelCom ADSs held in book-entry form for purposes of the U.S. Offer. Any financial institution that is a participant in DTC’s systems may make book-entry delivery of OJSC VimpelCom ADSs by causing DTC to transfer OJSC VimpelCom ADSs into the U.S. exchange agent’s account at DTC. This must be done in accordance with DTC’s procedure for book-entry transfers.

Please refer to the materials forwarded to you by your agent to determine the manner in which you can timely instruct your agent to take these actions. Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the U.S. exchange agent.

If you check delivery by book-entry on your ADS letter of transmittal, you still must cause DTC to transmit an agent’s message and make a book-entry transfer, as described above, or your tender will not be valid.

Provisions Concerning Acceptances

If you deliver an ADS letter of transmittal, Receipts evidencing OJSC VimpelCom ADSs and other required documents, or your agent delivers an agent’s message and makes a book-entry transfer of your OJSC VimpelCom ADSs to the U.S. exchange agent, then you will be deemed, without any further action by the U.S. exchange agent, to have accepted the U.S. Offer with respect to such OJSC VimpelCom ADSs, subject to the terms and conditions set forth in this prospectus and the ADS letter of transmittal.

Your acceptance of the U.S. Offer by tendering pursuant to these procedures, subject to your right to withdraw, will constitute a binding agreement between you and us on the terms of the U.S. Offer. If you tender OJSC VimpelCom ADSs, then OJSC VimpelCom shares represented by such OJSC VimpelCom ADSs may not be tendered by you.

The method of your delivery of OJSC VimpelCom ADSs, the ADS letter of transmittal and all other required documents is at your option and risk. OJSC VimpelCom ADSs will be deemed delivered only when actually received by the U.S. exchange agent. In all cases, sufficient time should be allowed to ensure a timely delivery. We recommend that you send the materials by overnight courier, by hand delivery or by registered mail with return receipt requested and proper insurance. Delivery should be effected as soon as possible but no later than the expiration date of the U.S. Offer, which is 5:00 p.m. New York City time on April 15, 2010, unless the U.S. Offer is extended. You should be aware that Euroclear and Clearstream will establish their own earlier cut-off times and dates for receipt of instructions to ensure that those instructions will be timely received by DTC.

Election to Receive DRs or Cash Consideration

You may elect to receive either DRs or the cash consideration in exchange for your tendered OJSC VimpelCom ADSs in the U.S. Offer. If you tender your OJSC VimpelCom ADSs and do not make a valid election, you will receive DRs, which is the standard entitlement for tendered OJSC VimpelCom ADSs.

We strongly urge you not to elect to receive cash consideration for your OJSC VimpelCom shares or OJSC VimpelCom ADSs in the U.S. Offer, because we do not intend for the cash consideration that we are required to offer you in the U.S. Offer pursuant to the Russian voluntary tender offer regulations to represent fair market value for your OJSC VimpelCom shares or OJSC VimpelCom ADSs, the closing market prices for which were RUB 10,800 (approximately US$368.10) on the Russian Trading System on March 23, 2010, and US$17.61 on the NYSE on March 23, 2010.

ADS Letter of Transmittal

If you or someone acting on your behalf executes an ADS letter of transmittal or delivers an agent’s message, you are representing and warranting to us and agreeing with us that:

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you accept the U.S. Offer in respect of the number of OJSC VimpelCom ADSs inserted in the ADS letter of transmittal or tendered with an agent’s message on the terms and subject to the conditions set forth in this prospectus and the ADS letter of transmittal, and you will execute all other documents and take all other actions required to enable us to receive all rights to, and benefits of, these OJSC VimpelCom ADSs and OJSC VimpelCom shares represented by these OJSC VimpelCom ADSs on these terms and conditions;

•	subject only to your right to withdraw your tendered OJSC VimpelCom ADSs in accordance with the terms of the U.S. Offer, your acceptance is irrevocable;

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unless you withdraw your OJSC VimpelCom ADSs in accordance with the terms of the U.S. Offer, you are irrevocably appointing the U.S. exchange agent as your attorney-in-fact, which appointment will become effective upon our acceptance of the OJSC VimpelCom ADSs for exchange, to:

•	execute and deliver, on your behalf, all forms of transfer and other documents, including the Receipts representing your OJSC VimpelCom ADSs, OJSC VimpelCom shares and other documents of title;

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direct the OJSC VimpelCom ADS depositary, or a custodian or other agent acting on its behalf, to tender into the Russian Offer the OJSC VimpelCom shares represented by the tendered OJSC VimpelCom ADSs; and

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take all other actions as your attorney-in-fact considers necessary or expedient to vest in us or our nominees title to the tendered OJSC VimpelCom ADSs and OJSC VimpelCom shares represented by these ADSs that you tender or otherwise in connection with your acceptance of the U.S. Offer;

•

you or your agent holds title to the OJSC VimpelCom ADSs being tendered or, if you are tendering OJSC VimpelCom ADSs on behalf of another person, the other person holds title to the OJSC VimpelCom ADSs that you are tendering;

•

neither you nor your agent nor any person on whose behalf you are tendering OJSC VimpelCom ADSs has granted to any person any right to acquire any of the OJSC VimpelCom ADSs that you are tendering or any other right with respect to these OJSC VimpelCom ADSs;

•	unless you withdraw your OJSC VimpelCom ADSs in accordance with the terms of the U.S. Offer, you are irrevocably authorizing and requesting:

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the U.S. exchange agent to procure the registration of the transfer of your OJSC VimpelCom ADSs and OJSC VimpelCom shares represented by these ADSs and the delivery of these OJSC VimpelCom ADSs and OJSC VimpelCom shares to us or as we may direct; and

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us to record and act upon any instructions with respect to notices and payments relating to your OJSC VimpelCom ADSs which have been recorded in OJSC VimpelCom’s books and records, including any actions necessary with respect to the OJSC VimpelCom ADS depositary and its account with OJSC VimpelCom’s share registrar, NRK;

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you have full power, authority and capacity under applicable law to tender, exchange, sell, assign and transfer OJSC VimpelCom ADSs tendered, and any and all other OJSC VimpelCom securities issued or issuable in respect thereof, as specified in the ADS letter of transmittal;

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when OJSC VimpelCom ADSs are exchanged, we will acquire good and unencumbered title to the tendered OJSC VimpelCom ADSs, free and clear of all liens, equities, restrictions, charges and encumbrances, together with all rights that they now have or may acquire in the future, including voting rights and rights to all dividends, other distributions and payments hereafter declared, made or paid, and the same will not be subject to any adverse claim; and

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you will ratify each and every act which may be done or performed by us or any of our directors or agents or OJSC VimpelCom or any of its directors or agents as permitted under the terms of the U.S. Offer.

Partial Tenders

If you wish to tender fewer than all of your OJSC VimpelCom ADSs evidenced by Receipts that you deliver to the U.S. exchange agent, you should so indicate your intent in your ADS letter of transmittal. In such case, a new Receipt evidencing the remainder of OJSC VimpelCom ADSs represented by the old Receipt will be sent to the person(s) signing such ADS letter of transmittal, or delivered as such person(s) properly indicate(s) thereon, as promptly as practicable following the date the tendered OJSC VimpelCom ADSs are accepted for payment.

If you do not specify otherwise in the ADS letter of transmittal, we will assume that you intend to tender all of the OJSC VimpelCom ADSs that you deliver to the U.S. exchange agent, including all OJSC VimpelCom ADSs held for you in the Global BuyDIRECT Plan. In the case of partial tenders, Receipts evidencing OJSC VimpelCom ADSs not tendered will not be re-issued to a person other than the registered holder.

No Guaranteed Delivery Procedure

We are not providing for a guaranteed delivery procedure; therefore, you may not accept the U.S. Offer by delivery of a notice of guaranteed delivery. The only method for accepting the U.S. Offer is pursuant to the procedure described above. We urge you to allow sufficient time for the necessary tender procedures to be completed during normal business hours prior to 5:00 p.m. New York City time on April 15, 2010.

Withdrawal Rights

You may withdraw your tender of OJSC VimpelCom shares or OJSC VimpelCom ADSs during the U.S. Offer at any time prior to the expiration date of the U.S. Offer, which is 5:00 p.m. New York City time on April 15, 2010, unless extended. If the U.S. Offer is extended, you may also withdraw your tendered securities during the extension period prior to the extended expiration date, which we will publicly announce. You will not be permitted to withdraw your tendered securities during the period between the expiration of the our announcement of the successful completion or termination of the Offers. We intend to announce whether the Offers have been successfully completed or terminated not later than the business day following the expiration of the Russian Offer acceptance period, which is 11:59 p.m. Moscow time on April 20, 2010, unless extended.

If you have tendered OJSC VimpelCom shares to the U.S. exchange agent, for a withdrawal to be effective, you must send a signed written notice of withdrawal to the U.S. exchange agent at one of its addresses set forth on the back cover of this prospectus. If you have tendered Receipts evidencing your OJSC VimpelCom ADSs to the U.S. exchange agent, for a withdrawal to be effective, you must send a signed written notice of withdrawal to the U.S. exchange agent at one of its addresses set forth on the back cover of this prospectus. If you have tendered OJSC VimpelCom ADSs by book-entry transfer, you need to contact your agent who tendered your ADSs to make the withdrawal in accordance with DTC procedures.

The notice of withdrawal must be received before the expiration date of the U.S. Offer. Any notice of withdrawal must specify:

•	the name of the person who tendered OJSC VimpelCom securities to be withdrawn;

•	the number of OJSC VimpelCom securities to be withdrawn; and

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the name of the registered holder of the securities, if different from that of the person who tendered OJSC VimpelCom securities. If you have delivered Receipts evidencing your OJSC VimpelCom ADSs to the U.S. exchange agent then, in order to have the Receipts released, you must also:

•	submit the serial number shown on the particular Receipt evidencing the OJSC VimpelCom ADSs to be withdrawn; and

•	have the signature on the notice of withdrawal guaranteed by an eligible institution, except in the case of OJSC VimpelCom ADSs tendered by or for the account of an eligible institution.

If you have tendered OJSC VimpelCom securities by book-entry transfer, the notice of withdrawal must also specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn securities.

You may not rescind a notice of withdrawal. We will deem withdrawn OJSC VimpelCom securities to be not validly tendered for purposes of the U.S. Offer. However, you may re-tender withdrawn OJSC VimpelCom securities at any time prior to the expiration date of the U.S. Offer by following the procedures for tendering described above.

All questions as to the form and validity, including time of receipt, of any notice of withdrawal will be determined by us, in our sole discretion, subject to applicable law, which determination shall be final and binding. None of us, OJSC VimpelCom, the U.S. exchange agent, the information agent or any other person, will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification.

Return of Tendered OJSC VimpelCom Securities

In case your OJSC VimpelCom securities are not accepted for any reason for exchange pursuant to the terms and conditions of the U.S. Offer, or if the U.S. Offer is not completed, we will cause your:

•	OJSC VimpelCom shares tendered in book-entry form to be credited to the account from which the shares were transferred in accordance with applicable law;

•	Receipts evidencing OJSC VimpelCom ADSs to be returned to you; and

•	OJSC VimpelCom ADSs tendered in book-entry form to be credited to the DTC account of your agent.

Announcement of the Results of the Offers

Subject to the satisfaction or, to the extent permitted, waiver of all conditions to the Offers, we expect to make a public announcement not later than the business day following the expiration of the Russian Offer acceptance period, which is April 21, 2010, unless extended, stating the results of the Offers. Announcements will be made by means of a press release and by publication of an announcement in newspapers of national circulation in the United States and Russia. In addition, the announcement will be filed with the SEC on the date on which it is made, and we will post the announcement on VimpelCom Ltd.’s website (www.vimpelcomlimited.com).

Acceptance and Delivery of Securities

If the conditions to completion of the Offers, referred to under “– Terms and Conditions of the Offers,” have been fulfilled or, to the extent permitted, waived, we will accept for exchange all OJSC VimpelCom shares and OJSC VimpelCom ADSs validly tendered in the U.S. Offer and not withdrawn and deliver or procure the delivery of DRs for the account of the tendering holders as soon as possible, but no later than three business days after our announcement of the results of the Offers.

Subject to the terms and conditions of the Offers, upon our acceptance for exchange of OJSC VimpelCom shares or OJSC VimpelCom ADSs and confirmation from the DR depositary of deposit of the applicable number of our shares to be represented by DRs to be issued in the Offers, the U.S. exchange agent will deliver or cause to be delivered the applicable number of DRs to the tendering holders of OJSC VimpelCom shares or OJSC VimpelCom ADSs in the following manner:

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if you tendered your OJSC VimpelCom ADSs by means of DTC’s book-entry confirmation facilities, the U.S. exchange agent will deliver the applicable number of DRs to DTC, which will further allocate the appropriate number of DRs to the account of the DTC participant who tendered OJSC VimpelCom ADSs on your behalf in the U.S. Offer, or

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if you tendered your OJSC VimpelCom shares or Receipts representing your OJSC VimpelCom ADSs to the U.S. exchange agent by means of physical delivery of a share acceptance form and share transfer order or ADS letter of transmittal, the U.S. exchange agent will cause the applicable number of DRs to be registered in your name (or your nominee’s name) and you will receive a DRS statement confirming that registration.

Under no circumstances will interest be paid on the exchange of OJSC VimpelCom shares or OJSC VimpelCom ADSs, regardless of any delay in making the exchange or any extension of the Offers.

Our shares represented by DRs issued in the Offers will, upon their issuance and delivery to the DR depositary, be duly authorized, validly issued, fully paid and non-assessable common or preferred shares of VimpelCom Ltd.

Cash Consideration

Under the applicable Russian voluntary tender offer rules, we are required to offer a cash alternative to our offer of the DRs. Therefore, as an alternative to the DRs, in the U.S. Offer we are also offering 0.01 Russian roubles in cash (approximately US$0.0003) for each OJSC VimpelCom common share or OJSC VimpelCom preferred share and 0.0005 Russian roubles in cash (approximately US$0.000017) for each OJSC VimpelCom ADS tendered in the Offers. If you elect to receive cash in lieu of DRs, we will pay you an amount equal to the number of OJSC VimpelCom shares or OJSC VimpelCom ADSs you tendered multiplied by 0.01 Russian roubles or 0.0005 Russian roubles, respectively, in cash without interest (and less any amounts required to be deducted and withheld under any applicable law), promptly following expiration of the Offers.

We strongly urge you not to elect cash consideration in exchange for your OJSC VimpelCom shares or OJSC VimpelCom ADSs. We are only offering a nominal cash option to comply with the Russian regulations, and we do not intend for the cash option to constitute fair market value for your OJSC VimpelCom shares or OJSC VimpelCom ADSs, the closing market prices for which were RUB 10,800 (approximately US$368.10) on the Russian Trading System on March 23, 2010, and US$17.61 on the NYSE on March 23, 2010. Nonetheless, if you choose to receive cash consideration in exchange for your tendered OJSC VimpelCom shares or OJSC VimpelCom ADSs, such cash consideration will be converted from Russian roubles into U.S. dollars on the date that the U.S. exchange agent receives the Russian rouble funds at the then prevailing spot market rate for the conversion of roubles into U.S. dollars and the proceeds, if any, distributed to you, net of fees, expenses and any applicable taxes incurred. Due to currency conversion fees and related expenses, you may not receive any U.S. dollar cash distribution if you elect to receive cash consideration.

Brokerage Commissions

You do not have to pay any brokerage fees or commission as long as you have your OJSC VimpelCom shares or OJSC VimpelCom ADSs registered in your name and tender them directly to the U.S. exchange agent. If your OJSC VimpelCom shares or OJSC VimpelCom ADSs are held through a broker or other financial intermediary, you should consult with them as to whether or not they charge any transaction fees or service charges. If your OJSC VimpelCom shares are held through a financial intermediary, such as a custodian or nominee, that does not directly tender and deliver your OJSC VimpelCom shares to the U.S. exchange agent, you are advised to consult with your financial intermediary as to whether or not they charge any transaction fees or service charges. If your OJSC VimpelCom ADSs are held through a financial intermediary and your financial intermediary tenders your OJSC VimpelCom ADSs on your behalf, your financial intermediary may charge a fee for doing so. You should consult your financial intermediary to determine whether any charges will apply. Fees and expenses may be charged if a foreign institution or other banks or stockbrokers are involved in the delivery of OJSC VimpelCom shares or the settlement of the U.S. Offer.

Appraisal Rights

There are no appraisal rights in connection with the Offers. The Squeeze-out procedure that we intend to implement following the Offers if less than 100% of OJSC VimpelCom shares (including OJSC VimpelCom common shares represented by OJSC VimpelCom ADSs) are tendered into the Offers, is further discussed below under “– Effects of the Offers and the Russian Squeeze-out Proceedings.”

Effects of the Offers and the Russian Squeeze-out Proceedings

Under Russian law, if a person acquires more than 95.0% of a Russian open joint stock company’s voting shares as a result of a voluntary tender offer for all of such company’s shares (referred to in this section as the acquirer), two separate rights arise: a buy-out right and a squeeze-out demand right.

Buy-out Right

Article 84.7 of the Russian JSC Law requires the acquirer to purchase all of the Russian company’s remaining shares upon the remaining shareholders’ request (referred to in this section as the buy-out right). Once an acquirer crosses the 95.0% threshold, it has 35 days to notify the Russian company’s remaining shareholders of their right to exercise their buy-out right by requiring that the acquirer purchase their shares. The acquirer’s buy-out right notice to the remaining shareholders must be provided to the FSFM for its review at least 15 days before it is provided to the Russian company, which then sends the notice to the remaining shareholders.

In the acquirer’s buy-out right notice, the acquirer states a price at which it is willing to purchase the remaining shareholders’ shares. The price cannot be less than the highest of the following amounts:

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the weighted average price of the Russian company’s shares as quoted by Russian stock exchanges during the six month period preceding the date on which the acquirer sends its notice or, if not available, the market value, as determined by an independent appraiser;

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the highest price at which the acquirer directly or indirectly acquired or offered to acquire any of the Russian company’s shares during the six month period preceding the date on which the acquirer sends its notice;

•	the price at which the acquirer purchased the Russian company’s shares in the voluntary tender offer; and

•	the highest price at which the acquirer directly or indirectly acquired or offered to acquire any of the Russian company’s shares since completion of the voluntary tender offer.

The acquirer’s buy-out right notice must include the details of a bank guarantee in an amount equal to the aggregate payment price that would be due if all remaining shareholders demanded the purchase of their shares at the price specified in the acquirer’s buy-out right notice.

When the remaining shareholders receive the acquirer’s buy-out right notice, they have a six-month period during which they may demand that the acquirer purchase their shares. If an acquirer fails to timely send the required buy-out right notice (unless the acquirer timely sends a Squeeze-out demand notice instead of a buy-out right notice, as further discussed below), the remaining shareholders’ demand rights are extended for a one-year period from the date on which they learn that their demand rights have arisen, and the shareholders become entitled to file a buy-out demand without receiving a notice from the acquirer.

Squeeze-out Demand Right

In addition to or in lieu of sending a buy-out right notice to the Russian company’s remaining shareholders, as described above, if the acquirer acquired at least 10.0% of the Russian company’s voting shares in the voluntary tender offer, Articles 84.7(9) and 84.8(1) of the Russian JSC Law permit the acquirer to demand that the Russian company’s remaining shareholders sell their shares to it, which we refer to as the Squeeze-out.

To commence the Squeeze-out, the acquirer must send a Squeeze-out demand notice to the Russian company within six months from the expiry date of the voluntary tender offer demanding that the remaining shareholders sell their shares to the acquirer. The Squeeze-out demand notice must be provided to the FSFM for its review at least 15 days before it is provided to the Russian company, which then sends the notice to the remaining shareholders. If an acquirer causes a Squeeze-out demand notice to be sent to the remaining shareholders before the expiration of the 35-day period during which it must otherwise send a buy-out right notice, the remaining shareholders’ buy-out rights will be pre-empted and may not be exercised.

The Squeeze-out purchase price established by the acquirer in the Squeeze-out demand notice cannot be less than the highest of the following amounts:

•	the Russian company’s shares’ market value, as determined by an independent Russian appraiser whose report must be attached to the Squeeze-out demand notice;

•	the price at which the acquirer purchased the Russian company’s shares in the voluntary tender offer; and

•	the highest price at which the acquirer directly or indirectly acquired or offered to acquire any of the Russian company’s shares since completion of the voluntary tender offer.

Once the Squeeze-out demand notice has been delivered to the Russian company, the Russian company must provide the notice to its remaining shareholders and provide the acquirer with a list of its remaining shareholders. Such list cannot be compiled earlier than as of a date specified in the Squeeze-out demand notice, which must be from 45 to 60 days following the delivery of the Squeeze-out demand notice to the Russian company. Starting from the date on which the shareholder list is compiled, the acquirer has up to 25 days to pay the cash purchase price for all remaining shares. During such period, the Russian company’s shares will be blocked on the share register and no share transfers will be permitted. If any remaining shareholder has not provided its bank account details or address for postal order to the acquirer by the date on which the shareholder list is compiled, the acquirer is required to deposit an amount equal to the purchase price for such remaining shareholder’s shares with a Russian notary public serving the area where the Russian company is registered or, if the shares are held by a nominee holder who has not disclosed information about the owner of the shares, with such nominee holder, in which case the notary public or nominee holder (as applicable) will hold the purchase price on the remaining shareholder’s behalf.

When the acquirer submits evidence to the Russian company’s share registrar that it has paid for all the remaining shares, each remaining shareholder’s shares will automatically be transferred to the acquirer within three days from submission of such confirmation without any further action by the remaining shareholders. The remaining shareholders may not refuse to sell their shares, but they may bring a legal proceeding to challenge the purchase price established by the acquirer in the Squeeze-out demand notice.

We intend to commence the Squeeze-out procedure within 35 days from the expiration of the Russian Offer by sending a Squeeze-out demand notice to OJSC VimpelCom for its further dissemination to the remaining OJSC VimpelCom shareholders. By sending this notice within 35 days from the expiration of the Russian Offer, we will pre-empt the remaining OJSC VimpelCom shareholders’ buy-out rights. The Squeeze-out demand cash price to acquire the remaining OJSC VimpelCom shares will be determined by reference to the shares’ market value on the date on which we provide the Squeeze-out demand notice to the FSFM for its review, which price will be determined by a Russian appraiser in accordance with applicable Russian law. We cannot predict the market value of the OJSC VimpelCom shares’ on such date, but the Squeeze-out demand price will, in any case, be higher than the cash price that we are offering in the Offers and it may be higher than the price that would otherwise be payable if the remaining OJSC VimpelCom shareholders were entitled to exercise their buy-out rights. However, the cash price that we will offer in the Squeeze-out demand notice may not correlate to the market price of the common DRs on such date.

Listing of our Common DRs

Our common DRs will be listed on the NYSE and are expected to be traded under the symbol “VIP,” subject to the approval by the NYSE of our application to list our common DRs.

Delisting of the OJSC VimpelCom ADSs and Termination of Exchange Act Reporting Obligations

Immediately following completion of the Offers, we intend to cause OJSC VimpelCom to delist the OJSC VimpelCom ADSs from the NYSE by filing a written notice of intent to delist OJSC VimpelCom ADSs with the NYSE and issuing a press release announcing the delisting.

In addition, we intend to cause OJSC VimpelCom to make a filing with the SEC requesting that OJSC VimpelCom’s reporting obligations under the Exchange Act be terminated as soon as reasonably practicable. We also intend to cause OJSC VimpelCom to terminate the deposit agreement relating to the OJSC VimpelCom ADSs.

If the Offers are completed, the numbers of OJSC VimpelCom shares and OJSC VimpelCom ADSs that are publicly held may be so small that there would no longer be an active trading market for OJSC VimpelCom shares or OJSC VimpelCom ADSs. In particular, OJSC VimpelCom ADSs will no longer be eligible for trading on the NYSE. The absence of an active trading market will substantially reduce the liquidity and market value of your OJSC VimpelCom ADSs.

Trading on the Russian Trading System

Following completion of the Offers, we intend to cause OJSC VimpelCom to request the termination of trading in OJSC VimpelCom common shares on the Russian Trading System. The absence of a trading market on the Russian Trading System may reduce the liquidity of your OJSC VimpelCom common shares.

Regulatory Matters

Except as set forth herein, we are not aware of any licenses or regulatory permits that appear to be material to our business or the respective businesses of OJSC VimpelCom or Kyivstar that might be adversely affected by the U.S. Offer. In addition, except as set forth in this prospectus, we are not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for our acquisition or ownership of OJSC VimpelCom shares, OJSC VimpelCom ADSs or Kyivstar shares. Should any such approval or other action be required, we expect to seek such approval or action; however, we cannot be certain that we would be able to obtain any such approval or action without substantial conditions or that adverse consequences might not result to our business, the respective businesses of OJSC VimpelCom or Kyivstar or that any of their respective subsidiaries’ businesses might not have to be disposed of or held separately in order to obtain such approval or action. The receipt of any such approvals is not a condition to the completion of the Offers.

Russia

Approval under the Russian Competition Law

On March 23, 2010, the FAS approved the Transactions pursuant to the Russian Competition Law. Receipt of this approval was a condition to completing the Offers.

The Russian Competition Law requires that a person or a “group of persons” (as described below) receive the prior approval of the FAS to acquire more than 25.0%, 50.0% or 75.0% of the voting stock in a Russian joint stock company if at least one of the following two categories is satisfied:

•	category one:

•	the combined book value of the assets of the target company and its group of persons exceeds RUB 250.0 million (approximately US$8.5 million), and either:

•	the combined book value of the assets of the acquirer, together with its group of persons, and of the target company, together with its group of persons, exceeds RUB 7,000.0 million (approximately US$238.6 million) on the most recent balance sheet dates of the respective companies, or

•	the combined operating revenues of the acquirer, the target company and their respective groups’ of persons for the previous calendar year exceeds RUB 10,000.0 million (approximately US$340.8 million); and

•	category two:

•	the acquirer, the target company or any one of their respective groups of persons is included in the Russian monopolies register, which is a register of companies having a respective market share that exceeds 35.0% or otherwise considered to have a dominant market position.

Approval under the Russian Foreign Investment Law

The Foreign Investment Commission announced its approval of the Transactions pursuant to the Russian Foreign Investment Law on February 3, 2010. Receipt of the approval of the FAS, based on the decision of the Foreign Investments Commission, is a condition to completing the Offers.

The Russian Foreign Investment Law specifies 42 sectors and types of economic activity that are deemed to be of strategic importance. Mobile telecommunications services provided on the federal level by companies that are included in the Russian register of companies holding a dominant position in the relevant market are deemed to be of strategic importance. Consequently, any foreign investment that may provide a foreign person with direct or indirect control over a company deemed to have a dominant position in the telecommunications sector (including an acquisition of more than 50.0% of the voting shares of a strategically important Russian company) requires the Foreign Investments Commission’s prior approval.

Ukraine

On March 9, 2010, the AMC approved the Transactions pursuant to the Ukrainian Law “On Protection of Economic Competition,” dated January 11, 2001 (referred to in this prospectus as the Ukrainian Competition Law). Receipt of this approval was a condition to completing the Offers.

The Ukrainian Competition Law requires that the AMC provide its prior approval for any transaction that will result in an acquisition equal to or exceeding 25.0% or 50.0% of the voting shares in a company if either of the following tests are satisfied:

•	test one:

•	the combined worldwide asset value or worldwide turnover of the acquirer (including its affiliates) and of the target (including its affiliates) exceeded EUR 12.0 million in the financial year preceding the year of the acquisition; and

•	the worldwide asset value or worldwide turnover of at least two parties to the acquisition (including their affiliates) exceeded EUR 1.0 million in the financial year preceding the year of the acquisition; and

•	the asset value located in Ukraine or Ukrainian turnover of either the acquirer (including its affiliates) or the target (including its affiliates) exceeded EUR 1.0 million in the financial year preceding the year of the acquisition; or

•	test two:

•	the market share of either the acquirer or the target (including their respective affiliates), or their combined market share in the market in which a concentration would occur or a related market exceeds 35.0%.

Other Foreign Approvals

OJSC VimpelCom conducts business in a number of other foreign countries and jurisdictions. In connection with the Offers, the laws of certain of those foreign countries and jurisdictions may require the filing of information with, or the obtaining of the approval or consent of, governmental authorities in such countries and jurisdictions. The governments in those countries and jurisdictions might attempt to impose additional conditions on our, OJSC VimpelCom’s or Kyivstar’s operations conducted in those countries and jurisdictions as a result of the Transactions. If such approvals or consents are found to be required, we intend to make the appropriate filings and applications. In the event than any such filing or application is made for the requisite foreign approvals or consents, we cannot be certain that such approvals or consents will be granted and, if such approvals or consents are received, we cannot be certain as to the date of those approvals or consents. Any such approvals and consents will only become a condition precedent to completing the Offers if OJSC VimpelCom or any of its subsidiaries are required to obtain such approvals or consents prior to the Closing Date under the laws of any jurisdiction (other than the laws of the Russian Federation, Ukraine, Laos, Cambodia or Georgia) in which OJSC VimpelCom or any of its subsidiaries hold a telecommunications license and where the failure to obtain such approvals or consents would result in the suspension, forfeiture, revocation or termination, in whole or in part, of any such telecommunications license.

Uzbekistan

We have obtained the approval of the State Committee of the Republic of Uzbekistan for Demonopolization and Support of Competition and Entrepreneurship (referred to in this prospectus as the AMA) on January 14,

2010, to complete the Transactions pursuant to the Law of the Republic of Uzbekistan on Competition and Limitation of Monopolistic Activity on Commodity Markets, dated December 27, 1996, as amended on October 10, 2006 (referred to in this prospectus as the Uzbek Competition Law). Receipt of such approval was a condition precedent to completing the Offers.

The Uzbek Competition Law requires that the AMA provide its prior approval for any transaction that will result in an acquisition of any of the following:

•	more than 35.0% of the voting shares of a business entity; or

•	the rights entitling the acquirer to direct the business of a business entity or carry out the functions of its executive body.

The Uzbek Competition Law defines a business entity as a legal entity, including a foreign legal entity, which is engaged in the activity of production, realization or acquisition of goods or rendering services.

Europe

We have received confirmations from the European Commission and the competition authorities in four European jurisdictions that no merger filings are required and legal opinions from local legal advisors in five European jurisdictions that no merger filings are required in connection with the Transactions. Receipt of such confirmations and legal opinions was a condition precedent to completing the Offers.

United States

The Offers do not require approval by the U.S. antitrust authorities.

Employee Benefit Matters

OJSC VimpelCom currently provides three types of equity-based incentives to its officers, directors and employees: stock options and stock appreciation rights for its employees and officers, and phantom stock awards for its directors.

Upon completion of the Transactions, we intend to retain the OJSC VimpelCom stock option plan with respect to any outstanding grants and take such other steps and make such adjustments as are necessary to cause such plan to apply to our common DRs. For a more complete description of the OJSC VimpelCom stock option plan, see Item 6 (Directors, Senior Management and Employees – B. Compensation and E. Stock Ownership) of the OJSC VimpelCom 2008 Annual Report.

Upon completion of the Transactions, we intend to adopt a phantom stock award program for VimpelCom Ltd. directors, substantially in the form of the current OJSC VimpelCom phantom stock award program, which will apply to our common DRs. For a more complete description of the OJSC VimpelCom phantom stock award program, see Item 6 (Directors, Senior Management and Employees – B. Compensation and E. Stock Ownership) of the OJSC VimpelCom 2008 Annual Report. With respect to outstanding grants under the current OJSC VimpelCom phantom stock award program to OJSC VimpelCom directors who will become VimpelCom Ltd. directors upon completion of the Transactions, we currently anticipate that any such grants will be credited under the VimpelCom Ltd. program and that any grants to or other rights of such directors under the OJSC VimpelCom program will be waived. With respect to outstanding grants under the current OJSC VimpelCom phantom stock award program to OJSC VimpelCom directors who will not become VimpelCom Ltd. directors upon completion of the Transactions, we currently anticipate that any such grants will remain under the current OJSC VimpelCom phantom stock award program and the obligations with respect to such grants will remain with OJSC VimpelCom and such other steps will be taken and such other adjustments will be made as are necessary to reflect the Transactions. We currently anticipate that the OJSC VimpelCom phantom stock award program ultimately will be dissolved.

OJSC VimpelCom also has granted stock appreciation rights to its officers and employees under the OJSC VimpelCom 2009 Stock Appreciation Rights Plan. A stock appreciation right, upon vesting, entitles the holder to receive a cash amount per stock appreciation right equal to any excess of the NYSE closing price of an OJSC VimpelCom ADS on the exercise date over the price at which such stock appreciation right was granted (the higher of the NYSE closing price on the grant date or the average NYSE closing price over a period of 30 trading days prior to the grant date). It is currently anticipated that obligations under the current 2009 Stock Appreciation Rights Plan will remain with OJSC VimpelCom with respect to outstanding grants to employees and officers of OJSC VimpelCom who remain with OJSC VimpelCom after consummation of the Transactions and that VimpelCom Ltd. will assume any obligations with respect to outstanding grants to those officers and employees who will become officers or employees of VimpelCom Ltd. upon completion of the Transactions (in each case, with such adjustments as are necessary to reflect the Transactions).

INFORMATION ABOUT VIMPELCOM LTD.

Description of Business and Operations

Upon successful completion of the Transactions, we will hold, either directly or through VimpelCom Holdings, which will become our 100% subsidiary, all of the securities acquired in the Offers and the Kyivstar Share Exchange, and we will have the group structure and subsidiaries indicated in “Prospectus Summary – The Transactions.” Consequently, all of the business, operations, assets, liabilities and risks described in this prospectus will become attributable to us upon the successful completion of the Transactions.

Liquidity and Capital Resources

We have entered into a loan facility with Altimo and Telenor pursuant to which we may draw down funds to pay for all transaction and other expenses necessary or desirable to conduct the Offers, including payment of all advisory and registration fees and securing a guarantee of the Russian Offer, as required by Russian law. As of the date of this prospectus, approximately EUR 2.9 million in principal and accrued interest is outstanding under this facility. Interest on the loans will accrue at a rate equal to EURIBOR plus 2.3%. We are required to repay all outstanding principal and accrued interest before the date that is 198 days after the Closing Date, unless otherwise agreed. Altimo and Telenor may, at their discretion, reduce or increase their lending commitments under the facility, and we may prepay and reborrow amounts drawn under the facility.

If we acquire more than 95.0% but less than 100% of the outstanding OJSC VimpelCom shares (including OJSC VimpelCom common shares represented by OJSC VimpelCom ADSs) in the Offers, we will commence the Squeeze-out to acquire all remaining shares for cash, as described under “The Offers – Effects of the Offers and the Russian Squeeze-out Proceedings.” If only 95.0% (plus one share) of the OJSC VimpelCom shares are tendered into the Offers, the minimum amount possible to satisfy the minimum acceptance condition, we estimate that the total amount of cash required to acquire the remaining OJSC VimpelCom shares in the Squeeze-out could be approximately US$1,000.0 million, depending on the number of remaining OJSC VimpelCom shares and the cash price at which we are required to purchase these shares, as further described in Note 3 to the unaudited pro forma condensed combined financial information under “OJSC VimpelCom and Kyivstar Unaudited Pro Forma Condensed Combined Financial Information.” We intend to satisfy our obligations under the Squeeze-out with funds available from our operations or through third-party financing obtained on commercially reasonable terms. If such funds are insufficient to satisfy the full amount of our obligations under the Squeeze-out, Altimo and Telenor have undertaken in the Share Exchange Agreement to provide us with sufficient debt funding on commercially reasonable terms to timely satisfy our obligations under the Squeeze-out.

Directors and Officers

We presently have four directors, two representing Altimo and two representing Telenor East Invest, and a corporate secretary. Alexander Izosimov became our CEO, effective January 4, 2010, and the CEO has begun to search for the senior management team. Altimo and Telenor contemplate that senior management will include a chief financial officer, chief operating officer, chief marketing officer, chief technology officer, general counsel, head of investor relations and head of international M&A. Together with the general directors of OJSC VimpelCom and Kyivstar, the senior management team will become members of our management board, as further discussed under “Share Capital, Corporate Governance and Shareholders Rights – Supervisory Board and Management Board.” All members of the senior management team, other than the general directors of OJSC VimpelCom and Kyivstar, will be resident in our corporate headquarters in Amsterdam, the Netherlands.

Our current directors will resign prior to completion of the Transactions and nine new directors will be appointed to our supervisory board. Three of the new directors will be nominated by Telenor East Invest, three of the new directors will be nominated by Altimo, and three of the new directors will be independent candidates satisfying the independent director criteria described in our restated bye-laws.

Information about our present directors, our director-nominees and our CEO is included in the table and narrative below:

Name	Age	Position
Alexander V. Izosimov	46	President and Chief Executive Officer
Dmitry Egorov	29	Director
Bjørn Hogstad	42	Director
Iver Olerud	34	Director
Franz Wolf	56	Director
Jo Lunder	48	Director-nominee
Jon Fredrik Baksaas	55	Director-nominee
Mikhail Fridman	45	Director-nominee
Dr. Hans Peter Kohlhammer	63	Director-nominee
Oleg Malis	35	Director-nominee
Leonid Novoselsky	40	Director-nominee
Alexey Reznikovich	41	Director-nominee
Ole Bjørn Sjulstad	48	Director-nominee
Jan Edvard Thygesen	59	Director-nominee

Alexander V. Izosimov, President and CEO. Mr. Izosimov served as OJSC VimpelCom’s chief executive officer and general director from October 2003 until April 2009. From April 2009 to November 2009, Mr. Izosimov served as OJSC VimpelCom’s non-executive president. Mr. Izosimov currently is the chairman of the board of GSM Association and serves on the boards of directors of Baltika Breweries Plc., MTG AB, CJSC ArmenTel, East Capital AB, Capital Asset Management AB and Dynasty Foundation. Mr. Izosimov also is a member of the Council on Competitiveness and Entrepreneurship in Russia. Prior to joining OJSC VimpelCom, Mr. Izosimov held senior positions with Mars, Inc. in Moscow and McKinsey & Company in Stockholm and London. Mr. Izosimov has a M.S. degree from the Moscow Aviation Institute and an MBA from INSEAD. Mr. Izosimov is a Russian citizen.

Dmitry Egorov, Director. Mr. Egorov has served as legal vice president for Altimo LLC since November 2006. Mr. Egorov holds directorships in a number of Altimo subsidiaries. Before joining Altimo, he was a legal counsel for other Alfa Group entities, including Alfa Telecom LLC from April 2004 to November 2005, and CT-Mobile LLC from November 2005 to November 2006. Mr. Egorov holds a law degree from Moscow State University. Mr. Egorov is a Russian citizen.

Bjørn Hogstad, Director. Mr. Hogstad has served as legal counsel in Telenor’s legal department since November 1999, focusing on Russian and Ukrainian investments. Mr. Hogstad also serves as a director of Telenor East Invest and Telenor Russia AS, in addition to holding directorships in a number of other Telenor subsidiaries. Before joining Telenor, Mr. Hogstad was an attorney in private practice and served as a judge in Nedre Romerike city court, a suburb of Oslo. Mr. Hogstad holds a law degree from the University of Oslo. Mr. Hogstad is a Norwegian citizen.

Iver Olerud, Director. Mr. Olerud has served as a director in the Telenor M&A department since March 2007 and has held various M&A related positions at Telenor since January 2005. Before joining Telenor, Mr. Olerud was a financial controller at Elkem ASA, a Norwegian metallurgical company, from December 2003 to December 2004, and a management consultant with Deloitte Consulting from March 2002 to November 2003. Mr. Olerud holds an M.S. degree in economics and business administration from the Norwegian School of Economics and Business Administration. Mr. Olerud is a Norwegian citizen.

Franz Wolf, Director. Mr. Wolf has served as a director of Altimo since 2004. He also has served as a director of Eco Telecom since 2009 and a director of CTF Holdings Limited since 1998 and has held directorships in a number of companies affiliated with Alfa Group. Mr. Wolf graduated in international relations at the Academy of State and Legal Sciences (Potsdam, Germany). Mr. Wolf is a German citizen.

Jo Lunder, Director-nominee and chairman of the board-designate. Mr. Lunder has been a member of the OJSC VimpelCom board of directors since May 2002, and from October 2003 until June 2005, he served as chairman of OJSC VimpelCom’s board of directors. From April 2001 until October 2003, Mr. Lunder served as OJSC VimpelCom’s CEO, and from May 2001 until October 2003, he served as OJSC VimpelCom’s general director. From September 2000 until April 2001, Mr. Lunder served as OJSC VimpelCom’s president and chief operating officer. From May 2000 until September 2000, Mr. Lunder served as OJSC VimpelCom’s first deputy chief executive officer and chief operating officer. From September 1999 until April 2000, Mr. Lunder served as OJSC VimpelCom’s chief operating officer. From 1993 until August 1999, Mr. Lunder was employed in various capacities for Telenor and its affiliates, including as chief operating officer of Telenor Mobile. From February 2005 to September 2007, Mr. Lunder served as chief executive officer of Atea ASA, one of Europe’s largest IT-infrastructure companies. Mr. Lunder has served as the executive vice president of FERD since September 2007, one of Norway’s largest privately-owned financial and industrial groups. In addition, Mr. Lunder currently serves as chairman of the board of the Aibel Group Ltd., the second largest Nordic oil and gas services company, chairman of the board of Elopak AS, the world’s third largest liquid carton packaging company, and chairman of the board of Swix Sport AS, a global supplier of winter clothing and skiing equipment. Mr. Lunder earned a B.A. degree from Oslo Business School and holds an MBA from Henley Management College in England. Mr. Lunder is a Norwegian citizen.

Jon Fredrik Baksaas, Director-nominee. Mr. Baksaas has served as the president and chief executive officer of Telenor ASA since June 2002, a member of the board of Svenska Handelsbanken AB since 2003 and a member of the board of GSM Association from January 2009. Before joining Telenor in 1989, Mr. Baksaas served as the chief financial officer of Aker AS, chief financial officer of Stolt-Nielsen Seaway and held finance-related positions in Det Norske Veritas (DNV) in Norway and Japan. Mr. Baksaas holds a masters of science degree from the Norwegian School of Economics and Business Administration in Bergen, Norway, and additional qualifications from the International Institute for Management Development in Lausanne, Switzerland. Mr. Baksaas is a Norwegian citizen.

Mikhail Fridman, Director-nominee. Mr. Fridman has been a member of the board of directors of OJSC VimpelCom since July 2001. He currently serves as a member of the board of directors of OJSC Alfa-Bank, as well as chairman of the supervisory board of Alfa Group Consortium, and chairman of the board of OJSC TNK-BP. Mr. Fridman also serves as a member of the board of directors of CJSC Trade House Perekriostok. He serves as a member of the supervisory board of directors of Pyaterochka Holding N.V., now reorganized into X5 RETAIL GROUP N.V. He is a member of the Public Chamber of the Russian Federation. Since 1989, Mr. Fridman has taken an active role in managing the Alfa Group, which includes Alfa Finance Holdings S.A. (Alfa Bank, Alfa Capital Holdings Limited and Medpoint Limited), Altimo and CJSC Trade House Perekriostok. In 1988, Mr. Fridman co-founded the Alfa-Foto cooperative. From 1986 until 1988, Mr. Fridman served as an engineer at Elektrostal metallurgical works. Mr. Fridman graduated with honors from the Faculty of Non-Ferrous Metals of the Moscow Institute of Steel and Alloys in 1986. Mr. Fridman is a Russian citizen.

Dr. Hans Peter Kohlhammer, Director-nominee. Dr. Kohlhammer has been a member of the OJSC VimpelCom board of directors since June 2008. Dr. Kohlhammer has been a deputy chairman of the board of Vivanco AG from June 2006, chief executive officer of KPC Kohlhammer Consulting since August 2006, chairman of the board of Regify AF from December 2007, a member of the board of Deutsche Steinzeug Cremer & Breuer AG from June 2008, chairman of the supervisory board of KMS Kabelfernsehen from November 2008 and a member of the advisory board of Pepcom GMBH from November 2008. From July 2003 to June 2006, Dr. Kohlhammer was the chief executive officer and general director of the telecom company SITA SC in Geneva. From 2001 until 2003, Dr. Kohlhammer was the president and chief executive officer of Grundig AG. Dr. Kohlhammer has a Ph.D. degree in mathematics from Bonn University. Dr. Kohlhammer is a German citizen.

Oleg Malis, Director-nominee. Mr. Malis has been a member of the board of directors of OJSC VimpelCom since June 2006 and a member of the board of directors of Turkcell since May 2006. He has served as senior vice president of Altimo since 2005. From November 2005 until February 2008, he served as a member of the board of directors of Golden Telecom. Prior to working at Golden Telecom, Mr. Malis held various managerial positions in Corbina Telecom, a company he co-founded in 1993. Mr. Malis graduated from the Ergonomics Faculty of the Moscow Aviation Technological Institute in 1993. Mr. Malis is a Russian citizen.

Leonid Novoselsky, Director-nominee. Mr. Novoselsky has been a member of the OJSC VimpelCom board of directors since June 2006. Mr. Novoselsky is a co-founder and the general director of Managing Company Gradient LLC from February 2003, and is a co-founder and served as a general director of NTS Gradient LLC from December 2001 to April 2009. From September 2008, Mr. Novoselsky has served as a director of OJSC Protec, one of the largest pharmaceutical distributors in Russia. Mr. Novoselsky graduated from the Moscow Institute of Steel and Alloys and has an MBA from the University of Pennsylvania Wharton Business School. Mr. Novoselsky is a Russian citizen.

Alexey Reznikovich, Director-nominee. Mr. Reznikovich has been a member of the board of directors of OJSC VimpelCom since May 2002. Since June 2005, Mr. Reznikovich has served as chief executive officer of Altimo and a member of the supervisory board of the Alfa Group Consortium, where he has overall responsibility for business development and for management supervision of the group’s investment assets. Mr. Reznikovich was a member of the board of directors of Golden Telecom from May 2007 until February 2008. Mr. Reznikovich founded “EMAX,” a business venture to develop Internet centers in Russia, and has been a member of the boards of directors of “EMAX” and “CAFEMAX,” an Internet cafe chain, since February 2001. From 1998 through 2000, Mr. Reznikovich was a partner at McKinsey & Company. Before joining McKinsey & Company, Mr. Reznikovich worked at Procter & Gamble in Italy and Transworld Company in the U.S. Mr. Reznikovich graduated from the Economics Faculty of Moscow State University and received an MBA from Georgetown University/INSEAD University in 1993. Mr. Reznikovich is a Russian citizen.

Ole Bjørn Sjulstad, Director-nominee. Mr. Sjulstad has served as a vice president of Telenor since 2000, as Managing Director of Telenor Pte Ltd in Singapore from 2002 until 2004, as senior vice president of Telenor Mobile Communications from 2004 until 2006, and as senior vice president for Telenor’s Asia region from 2006 until 2007. Since May 2007, he has served as senior vice president for Telenor’s Central and Eastern European operations, and became head of Telenor Russia in April 2009. Mr. Sjulstad has been a member of the OJSC VimpelCom board of directors since June 2008. Mr. Sjulstad has also served on the boards of directors of Telenor’s affiliates in Thailand and Malaysia and on the board of Grameenphone Limited in Bangladesh from 2002 until 2009. Mr. Sjulstad holds a bachelors degree in mechanical engineering and business administration from the Kongsberg International Institute (ingeniørhøgskole) and has completed a program for executive development at the International Institute for Management Development. Mr. Sjulstad is a Norwegian citizen.

Jan Edvard Thygesen, Director-nominee. Mr. Thygesen has served as an executive vice president of Telenor since 1999. Since January 2006, he has served as executive vice president and head of Telenor’s Central and Eastern European operations and has been a member of OJSC VimpelCom’s board of directors since June 2008. Since joining Telenor in 1970, Mr. Thygesen has held various positions, including chief executive officer of Sonofon, chief executive officer of Telenor Nordic Mobile, executive vice president of Telenor Mobil AS, chief executive officer of Telenor Invest AS, executive vice president of Telenor Bedrift AS and chief executive officer of Telenor Networks AS. He also served as chief executive officer of Esat Digifone, Ireland. He is presently serving as chairman of the boards of directors of various Telenor affiliates, including Kyivstar, Pannon GSM in Hungary, Promonte GSM in Montenegro and Telenor d.o.o. in Serbia. Mr. Thygesen holds a masters of science degree in electrical engineering and telecommunications from the Norwegian Institute of Technology. Mr. Thygesen is a Norwegian citizen.

Remuneration and Options

Our administrative officers are entitled to receive annual engagement fees in the amount of US$7,500 for their services, in addition to billing for any time spent on our matters at their standard engagement rate. Our directors are separately compensated directly by Altimo and Telenor East Invest, respectively, for their service and expenses incurred in connection with their service on our board of directors and do not receive any payments or reimbursements from us.

We intend to implement a stock option plan and a phantom stock plan for VimpelCom Ltd. before the Transactions are completed, as further discussed under “The Offers – Employee Benefit Matters.”

Pursuant to a Share Sale and Purchase Agreement dated as of January 4, 2010, Mr. Izosimov has the right to acquire up to 1,050,000 of our common shares (or the DR equivalent). Mr. Izosimov has been granted a right to purchase 50,000 of our common shares (or the DR equivalent) within ten business days after the Closing Date for a price per share equal to the NYSE closing price of our common DRs on the business day after the Closing Date. This purchase right terminates if the Transactions are not completed, if the purchase right is not exercised within such ten business day period or if Mr. Izosimov is no longer employed by VimpelCom Ltd. before the purchase right can be exercised. Thereafter, we have agreed to grant up to 1,000,000 additional common shares (or the DR equivalent) to Mr. Izosimov based on our achieving revenue and performance targets described in the Share Sale and Purchase Agreement. We may repurchase the common shares (or the DR equivalent) issued to Mr. Izosimov under the Share Sale and Purchase Agreement if his employment ends for any reason before December 31, 2011.

Indemnification and Insurance for Directors and Officers

Pursuant to our restated bye-laws, we will indemnify and hold harmless our directors and officers from and against all actions, costs, charges, liabilities, losses, damages and expenses in connection with any act done, concurred in or omitted in the execution of our business, or their duty, or supposed duty, or in their respective offices or trusts, to the extent authorized by law. We may also advance moneys to our directors and officers for costs, charges and expenses incurred by any of them in defending any civil or criminal proceedings. The foregoing indemnity will not apply (and any funds advanced will be required to be repaid) with respect to a director or officer if any allegation of fraud or dishonesty is proved against such director or officer.

In addition, as permitted by our restated bye-laws, we intend to purchase and maintain liability insurance on behalf of our directors and officers. Such insurance will cover losses and liabilities relating to acts, errors or omissions, misconduct and breaches of duty by our directors or officers in their capacities as directors or officers, in each case subject to the amount of the insurance coverage and any exclusions set forth in the insurance policy. We anticipate that we will purchase a directors’ and officers’ insurance policy with a comparable scope of coverage as OJSC VimpelCom’s current directors’ and officers’ insurance policy. However, we expect that the coverage amounts of our policy may exceed the coverage amounts of OJSC VimpelCom’s current policy.

Interest of Management in Certain Transactions

Except as described above with respect to Mr. Izosimov and below, none of the CEO, the directors or the director-nominees has a direct beneficial interest in any of the securities of VimpelCom Ltd., OJSC VimpelCom or Kyivstar.

Members of OJSC VimpelCom’s board of directors, including Messrs. Lunder, Fridman, Kohlhammer, Malis, Novoselsky, Reznikovich, Sjulstad and Thygesen, have been granted phantom ADSs under OJSC VimpelCom’s phantom stock plan. In addition, Mr. Izosimov has been awarded stock appreciation rights in respect of OJSC VimpelCom ADSs in connection with his service as OJSC VimpelCom’s non-executive president. For a more complete description of OJSC VimpelCom’s phantom stock plan, see Item 6 (Directors, Senior Management and Employees – B. Compensation) of the OJSC VimpelCom 2008 Annual Report and for more information on our plans for the OJSC VimpelCom phantom stock plan if the Transactions are completed, see “The Offers – Employee Benefit Matters.” In addition, Mr. Izosimov owns 25,000 OJSC VimpelCom ADSs.

INFORMATION ABOUT OJSC VIMPELCOM

Selected Operating Data

The following selected operating data as of December 31, 2005, 2006, 2007, 2008 and 2009, has been derived from OJSC VimpelCom’s internal company sources and from independent sources that we believe to be reliable. The selected operating data, set forth below, should be read in conjunction with the OJSC VimpelCom Financial Statements and their related notes, the OJSC VimpelCom 2008 Annual Report and the information below under “– Management’s Discussion and Analysis of Financial Condition and Results of Operations.” OJSC VimpelCom’s subscriber data, ARPU and monthly average minutes of use per mobile subscriber (referred to in this prospectus as MOU) as of December 31, 2005, 2006, 2007, 2008 and 2009, and churn figures as of December 31, 2008 and 2009, in the table below, are reported on the basis of active subscribers.

	At December 31,
	2005	2006	2007	2008	2009
Selected industry operating data:
Estimated population: (1)
Russia	145,166,700	145,166,700	142,008,800	142,008,800	140,681,500
Kazakhstan	14,938,400	14,953,000	15,571,500	15,571,500	15,704,000
Ukraine	48,457,000	48,457,000	46,192,300	46,192,300	45,813,764
Tajikistan	—	—	7,215,700	7,215,700	7,011,000
Uzbekistan	—	—	27,100,000	27,100,000	28,381,000
Armenia	—	—	3,230,100	3,230,100	2,990,000
Georgia	—	—	4,500,000	4,500,000	4,318,000
Cambodia	—	—	—	—	15,097,000
Estimated mobile subscribers: (2)
Russia	125,760,000	151,920,000	172,870,000	187,830,000	209,206,000
Kazakhstan	—	—	12,692,511	14,437,927	16,581,000
Ukraine	30,205,100	49,219,900	55,596,318	55,793,102	55,251,400
Tajikistan	—	—	2,131,103	3,428,061	4,334,900
Uzbekistan	—	—	5,931,796	12,276,098	16,569,900
Armenia	—	—	1,868,571	2,561,280	2,616,700
Georgia	—	—	2,690,405	3,757,055	3,894,800
Cambodia	—	—	—	—	5,477,100
Mobile penetration rate: (3)
Russia	86.6%	104.6%	121.7%	132.3%	148.7%
Kazakhstan	—	—	81.5%	92.7%	105.6%
Ukraine	63.8%	103.4%	120.4%	120.8%	120.6%
Tajikistan	—	—	29.5%	47.5%	61.8%
Uzbekistan	—	—	21.9%	45.3%	58.4%
Armenia	—	—	57.8%	79.3%	87.5%
Georgia	—	—	59.8%	83.5%	90.2%
Cambodia	—	—	—	—	36.3%

Selected OJSC VimpelCom operating data:
End of period mobile subscribers:
Russia	35,936,356	39,782,690	42,221,252	47,676,844	50,886,127
Kazakhstan	1,813,938	3,052,878	4,603,300	6,269,927	6,135,275
Ukraine	249,189	1,523,682	1,941,251	2,052,493	2,004,729
Tajikistan	—	72,028	339,393	624,624	743,140
Uzbekistan	—	700,470	2,119,612	3,636,243	3,514,516
Armenia	—	415,965	442,484	544,271	545,201
Georgia	—	—	72,655	225,055	399,161
Cambodia	—	—	—	—	367,474
Total mobile subscribers	37,999,483	45,547,713	51,739,947	61,029,457	64,595,623

	At December 31,
	2005		2006		2007		2008		2009
Market share: (4)
Russia		34.2%		31.7%		29.9%		25.4%		24.5%
Kazakhstan		36.8%		49.5%		46.5%		43.4%		—
Ukraine		0.8%		3.8%		4.8%		3.6%		3.6%
Tajikistan		—		7%		18.1%		18.3%		—
Uzbekistan		—		27.2%		37.3%		29.6%		—
Armenia		—		37.9%		26.1%		21.2%		—
Georgia		—		—		3.7%		6%		—
MOU (5)
Russia		120.4		145.9		192.1		219.1		211.4
Kazakhstan		55.3		70.4		94.6		104.3		93.1
Ukraine		36.2		149.7		163.2		231.8		208.7
Tajikistan		—		121.1		220.6		238.9		172.9
Uzbekistan		—		320.5		274.0		287.8		314.0
Armenia		—		178.0		169.9		152.1		237.8
Georgia		—		—		102.5		113.6		138.3
Cambodia		—		—		—		—		78.2
ARPU
Russia	US$	8.5	US$	9.6	US$	12.6	US$	13.9	US$	10.1
Kazakhstan	US$	11.3	US$	12.6	US$	13.1	US$	11.7	US$	8.1
Ukraine	US$	4.3	US$	5.0	US$	4.7	US$	7.6	US$	4.7
Tajikistan		—	US$	6.8	US$	9.7	US$	9.5	US$	7.1
Uzbekistan		—	US$	11.9	US$	7.1	US$	6.4	US$	4.7
Armenia		—	US$	17.0	US$	16.7	US$	14.6	US$	13.2
Georgia		—		—	US$	7.4	US$	9.0	US$	8.9
Cambodia		—		—		—		—	US$	1.4
Churn rate (6)
Russia		30.4%		35.4%		32.9%		34.6%		42.8%
Kazakhstan		30.3%		32.8%		23.5%		31.5%		46.3%
Ukraine		—		18.6%		61.8%		84.0%		81.0%
Tajikistan		—		95.1%		4.6%		42.8%		52.9%
Uzbekistan		—		44.9%		61.7%		55.6%		63.7%
Armenia		—		9.1%		49.7%		106.2%		58.6%
Georgia		—		—		1.0%		47.2%		46.6%
Cambodia		—		—		—		—		n/a
Number of GSM base stations: (7)
Russia		15,659		19,241		22,088		26,633		28,718
Kazakhstan		1,126		1,791		2,291		3,119		3,191
Ukraine		596		1,653		2,294		3,015		3,039
Tajikistan		6		107		326		494		523
Uzbekistan		—		626		928		1,573		1,625
Armenia		—		205		379		503		518
Georgia		—		—		215		514		609
Cambodia		—		—		—		—		552
End of period broadband subscribers: (8)
Russia		—		—		—		1,181,916		2,110,881
Ukraine		—		—		—		24,147		109,345
Kazakhstan		—		—		—		154		1,342
Uzbekistan		—		—		—		5,776		9,029
Armenia		—		—		—		9,234		26,196
Total broadband subscribers		—		—		—		1,206,063		2,256,793

(1)

Estimated population statistics for the year 2009 were provided by Informa Telecoms & Media (© 2010 Informa Telecoms & Media), except for the statistics on Ukraine, which were provided by AC&M. Estimated population statistics for the years 2007 and 2008 for all countries were published by the Interstate Statistical Committee of the CIS. For the years 2005 and 2006, estimated population statistics for Russia were published by the Federal State Statistics Service (Goskomstat) of Russia; estimated population statistics for Kazakhstan were published by the Statistics Agency of Kazakhstan; and estimated population statistics for Ukraine were published by Goskomstat of Ukraine.

(2)

Estimated mobile subscriber statistics by country for the year 2009 were provided by Informa Telecoms & Media (© 2010 Informa Telecoms & Media), except for the statistics on Ukraine, which were provided by AC&M. For the years 2007 and 2008, estimated mobile subscriber statistics for all countries were provided by AC&M, a management consulting and research agency specializing in the telecommunications industry in Russia and the CIS. For the years 2005 and 2006, estimated registered mobile subscriber statistics for Russia and Ukraine were published by AC&M.

(3)

Estimated mobile penetration rate statistics for the year 2009 were provided by Informa Telecoms & Media (© 2010 Informa Telecoms & Media), except for the statistics on Ukraine, which were provided by AC&M. For the years 2005 and 2006, penetration rates for Russia and Ukraine are based on data provided by AC&M. Penetration rates for all other countries and all other years are calculated by dividing the total estimated number of mobile subscribers in each relevant area (see Note (2)) by the total estimated population in such area (see Note (1)) as of the end of the relevant period.

(4)

For the years 2005, 2006, 2007 and 2008, market share of subscribers for each relevant area (Russia, Kazakhstan, Ukraine, Tajikistan, Uzbekistan, Armenia and Georgia) is based on data provided by AC&M. Starting from January 1, 2008, OJSC VimpelCom’s subscriber market share is being reported solely on the basis of active subscribers, while previously it was based on registered subscribers. The drop in the reported market share in 2008 as compared to 2007 is caused by the change of reporting methodology.

(5)

Monthly MOU is calculated by dividing the total number of minutes of usage for incoming and outgoing calls during the relevant period, excluding guest roamers, by the average number of subscribers during the period and dividing by the number of months in that period.

(6)

Churn rate for 2008 and 2009 is based on active subscribers, while churn for previous years was reported on the basis of registered subscribers. OJSC VimpelCom defines its churn rate of mobile subscribers as the total number of churned mobile subscribers over the reported period expressed as a percentage of the average of its mobile subscriber base at the starting date and at the ending date of the period. The total number of churned mobile subscribers is calculated as the difference between the number of new subscribers who engaged in a revenue generating activity in the reported period and the change in the mobile subscriber base between the starting date and the ending date of the reported period. Migration between prepaid and contract forms of payment and between tariff plans may technically be recorded as churn, which contributes to OJSC VimpelCom’s churn rate even though it does not lose those subscribers. For previous periods, OJSC VimpelCom defined its churn rate of registered subscribers as the total number of registered subscribers disconnected from its network within a given period expressed as a percentage of the midpoint of registered subscribers in its network at the beginning and end of that period. Contract subscribers were disconnected if they had not paid their bills for up to two months. Prepaid subscribers were disconnected in two cases: (i) an account had been blocked after the balance drops to US$0 or below for up to six months or (ii) an account showed no chargeable transaction for up to ten months. The exact number of months prior to disconnection varied by country and depended on the legislation and market specifics. Migration between prepaid and contract forms of payment was technically recorded as churn, which contributed to OJSC VimpelCom’s churn rate even though it did not lose those subscribers. Similarly, prepaid subscribers who changed tariff plans by purchasing a new SIM card with OJSC VimpelCom were also counted as churn. Policies regarding the calculation of churn differ among operators, including Kyivstar.

(7)	Including 3G base stations.
(8)

Broadband subscribers are those subscribers in the registered subscriber base who were a party to a revenue generating activity in the past three months. Such activities include monthly internet access using FTTB, xDSL and WiFi technologies, as well as mobile home internet service via USB modems.

Selected Historical Consolidated Financial Data of OJSC VimpelCom

The following selected financial data present OJSC VimpelCom’s historical consolidated financial information as of December 31, 2005, 2006, 2007, 2008 and 2009, and for the years then ended, which are derived from the OJSC VimpelCom Financial Statements and their related notes and other OJSC VimpelCom audited consolidated financial statements and related notes. The selected financial data set forth below should be read in conjunction with the OJSC VimpelCom 2008 Annual Report, the OJSC VimpelCom Financial Statements and their related notes and the information included below under “– Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Years Ended December 31,
	2005	2006	2007	2008	2009
	(US$ in millions, except per share and per ADS amounts)
Operating revenues:
Service revenues	3,175.2	4,847.7	7,161.8	9,999.9	8,580.8
Sales of equipment and accessories	30.5	19.3	6.5	107.9	110.0
Other revenues	5.4	2.9	6.5	17.2	19.8

Total operating revenues	3,211.1	4,869.9	7,174.9	10,125.0	8,710.6
Revenue based taxes	—	(1.9)	(3.8)	(8.1)	(7.7)

Net operating revenues	3,211.1	4,868.0	7,171.1	10,116.9	8,702.9

Operating expenses:
Service costs	514.1	872.4	1,309.3	2,262.6	1,878.4
Cost of equipment and accessories	28.3	18.3	5.8	101.3	110.7
Selling, general and administrative expenses	1,085.8	1,503.6	2,206.3	2,838.5	2,390.0
Depreciation	451.2	874.6	1,171.8	1,520.2	1,393.4
Amortization	142.1	179.8	218.7	361.0	300.7
Impairment loss	—	—	—	442.7	—
Provision for doubtful accounts	11.6	21.8	52.9	54.7	51.3

Total operating expenses	2,233.1	3,470.7	4,964.9	7,581.0	6,124.5

Operating income	978.0	1,397.3	2,206.2	2,536.0	2,578.4

Other income and expenses:
Interest income	8.7	15.5	33.0	71.6	51.7
Net foreign exchange (loss) gain	7.0	24.6	73.0	(1,142.3)	(411.3)
Interest expense	(147.4)	(186.4)	(194.8)	(495.6)	(598.5)
Other (expenses) income, net	(5.9)	(38.8)	3.2	(17.4)	(32.2)
Equity in net loss of associates	—	—	(0.2)	(61.0)	(35.8)

Total other income and expenses	(137.6)	(185.2)	(85.8)	(1,644.7)	(1,026.1)

	Years Ended December 31,
	2005	2006	2007	2008	2009
	(US$ in millions, except per share and per ADS amounts)
Income before income taxes and cumulative effect of change in accounting principle	840.4	1,212.1	2,120.4	891.2	1,552.3
Income tax expense	221.9	390.7	593.9	303.9	435.0

Income before cumulative effect of change in accounting principle	618.5	821.4	1,526.5	587.3	1,117.3
Cumulative effect of change in accounting principle	—	(1.8)	—	—	—

Net income	618.5	819.6	1,526.5	587.3	1,117.3

Net income (loss) attributable to the noncontrolling interest	3.4	8.1	63.7	63.0	(4.5)

Net income attributable to OJSC VimpelCom	615.1	811.5	1,426.7	524.3	1,121.8

Weighted average common shares outstanding (millions)	51.1	50.9	50.8	50.7	50.6
Net income attributable to OJSC VimpelCom per common share	12.05	15.94	28.78	10.32	21.71
Net income attributable to OJSC VimpelCom per ADS equivalent (1)	0.60	0.80	1.44	0.52	1.09
Weighted average diluted shares (millions)	51.1	50.9	50.8	50.7	50.7
Diluted net income attributable to OJSC VimpelCom per common share (2)	12.04	15.93	28.78	10.32	21.69
Diluted net income attributable to OJSC VimpelCom per ADS equivalent (2)	0.60	0.79	1.44	0.52	1.08
Dividends per share	—	—	6.47	11.46	6.30
Dividends per ADS equivalent	—	—	0.32	0.57	0.31

(1)

Each OJSC VimpelCom ADS is equivalent to one-twentieth of one share of OJSC VimpelCom common stock. On November 22, 2004, OJSC VimpelCom changed the ratio of its ADSs traded on the NYSE from four OJSC VimpelCom ADSs for three OJSC VimpelCom common shares to four OJSC VimpelCom ADSs for one OJSC VimpelCom common share. OJSC VimpelCom ADS holders of record as at the close of business on November 19, 2004 received two additional OJSC VimpelCom ADSs for every OJSC VimpelCom ADS held. On August 8, 2007, OJSC VimpelCom changed the ratio of its ADSs traded on the NYSE from four OJSC VimpelCom ADSs for one OJSC VimpelCom common share to twenty OJSC VimpelCom ADSs for one OJSC VimpelCom common share. OJSC VimpelCom ADS holders of record as at the close of business on August 17, 2007 received four additional OJSC VimpelCom ADSs for every OJSC VimpelCom ADS held. All share information presented herein reflects the changes in the ratio. There were no changes to the underlying OJSC VimpelCom common shares.

(2)

Diluted income before cumulative effect of change in accounting principle and diluted net income per OJSC VimpelCom common share and per OJSC VimpelCom ADS equivalent includes dilution for employee stock options for the periods indicated.

	As of December 31,
	2005	2006	2007	2008	2009
	(US$ in millions)
Consolidated balance sheet data:
Cash and cash equivalents	363.6	344.5	1,003.7	914.7	1,446.9
Working capital (deficit) (1)	(457.9)	(487.4)	(272.8)	(1,407.8)	(447.7)
Property and equipment, net	3,211.1	4,615.7	5,497.8	6,425.9	5,561.6
Telecommunications licenses, goodwill and other intangible assets, net	1,500.8	1,957.9	2,217.5	5,124.6	4,527.3
Total assets	6,307.0	8,436.5	10,568.9	15,725.2	14,732.5
Total debt, including current portion (2)	1,998.2	2,489.4	2,766.6	8,442.9	7,353.0
Total liabilities	3,377.9	4,235.8	4,868.7	11,115.3	9,715.4
Redeemable noncontrolling interest	—	—	—	469.6	508.7
Total equity	2,929.2	4,200.8	5,700.2	4,140.2	4,508.5

(1)	Working capital is calculated as current assets less current liabilities.
(2)

Includes bank loans, Russian rouble-denominated bonds, equipment financing and capital lease obligations for all periods presented. Subsequent to December 31, 2009, there have been a number of additional changes in certain of OJSC VimpelCom’s outstanding indebtedness. For information regarding these changes, see Management’s Discussion and Analysis of Financial Condition and Results of Operations prepared by OJSC VimpelCom’s management and included below under “– Liquidity and Capital Resources – Financing Activities.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the OJSC VimpelCom Financial Statements and their related notes. This discussion contains forward looking statements that involve risks and uncertainties. OJSC VimpelCom’s actual results could differ materially from those anticipated in the forward-looking statements as a result of numerous factors, including the risks discussed elsewhere in this prospectus and in Item 3 (Key Information – D. Risk Factors) in the OJSC VimpelCom 2008 Annual Report.

Overview

OJSC VimpelCom is a telecommunications operator, providing voice and data services through a range of mobile, fixed and broadband technologies. The OJSC VimpelCom group of companies includes companies operating in Russia, Kazakhstan, Ukraine, Uzbekistan, Armenia, Tajikistan, Georgia and Cambodia. OJSC VimpelCom also owns 40.0% of an operator in Vietnam. The operations of these companies cover a territory with a total population of approximately 340.0 million.

OJSC VimpelCom’s net operating revenues were US$8,702.9 million for the year ended December 31, 2009, compared to US$10,116.9 million for the year ended December 31, 2008. OJSC VimpelCom’s operating income was US$2,578.4 million for the year ended December 31, 2009, compared to US$2,536.0 million for year ended December 31, 2008. Net income attributable to OJSC VimpelCom was US$1,121.8 million for the year ended December 31, 2009, compared to US$524.3 million for the year ended December 31, 2008.

OJSC VimpelCom’s selected financial data, the OJSC VimpelCom Financial Statements and the following discussion and analysis reflect the contribution of the operators OJSC VimpelCom acquired from their respective dates of acquisition, and, as a result, include results for its consolidated subsidiaries Corporation Severnaya Korona since August 13, 2007, Golden Telecom since February 28, 2008, and Sotelco, its subsidiary in Cambodia, since July 16, 2008, as well as other income and expenses for its equity-method associate in Vietnam, GTEL-Mobile, since July 8, 2008, and its equity-method associate Morefront Holdings Ltd., which owns 100% of Euroset, since October 23, 2008. For more information, see “– Liquidity and Capital Resources – Investing Activities” below.

OJSC VimpelCom uses the U.S. dollar as its reporting currency. The functional currency of OJSC VimpelCom and its subsidiaries is the Russian rouble in Russia, the Kazakh tenge in the Republic of Kazakhstan, the Ukrainian hryvnia in Ukraine, the Armenian dram in the Republic of Armenia, the Georgian lari in Georgia and the U.S. dollar in Tajikistan, Uzbekistan and Cambodia. Due to the significant devaluation of the non-U.S. dollar functional currencies against the U.S. dollar for the year ended December 31, 2009 as compared to the year ended December 31, 2008, changes in OJSC VimpelCom’s consolidated operating results in functional currencies differed from changes in its operating results in reporting currencies during these periods. In the following discussion and analysis, OJSC VimpelCom has indicated its operating results in functional currencies and the devaluation of functional currencies where it is material to explaining its operating results. For more information about exchange rates relating to OJSC VimpelCom’s functional currencies, see “– Certain Factors Affecting OJSC VimpelCom’s Financial Position and Results of Operations – Foreign Currency Translation” below.

This discussion and analysis does not take into account the potential impact of the successful completion of the Transactions on OJSC VimpelCom’s operating and financials results and trends.

Reportable Segments

OJSC VimpelCom presents its reportable segments based on the nature of business operations, different economic environments and stages of development in different strategic areas, requiring different investment and marketing strategies. Before OJSC VimpelCom’s acquisition of Golden Telecom in 2008, it reflected its reportable segments on a geographic basis. Starting from the date of acquisition of Golden Telecom, OJSC

VimpelCom identified five reporting segments: Russia mobile, Russia fixed, CIS mobile, CIS fixed and Other business segments. Russia mobile includes the operating results of all mobile operations in Russia. Russia fixed includes wireline telecommunication services, broadband and consumer Internet in Russia. CIS mobile includes the operating results of all mobile operations in Kazakhstan, Ukraine, Tajikistan, Uzbekistan, Georgia and Armenia. Although Georgia is no longer a member of the CIS, consistent with OJSC VimpelCom’s historic reporting practice, it continues to include Georgia in its CIS mobile reporting segment. CIS fixed includes fixed-line operations and residential Internet in Kazakhstan, Ukraine, Armenia and Uzbekistan. Activities of the Other reportable segment include business operations that are not yet significant enough to reflect as separate reporting segments, including OJSC VimpelCom’s mobile operations in Cambodia and mobile digital television services in Moscow, and equity interests in operations of associates, including GTEL-Mobile and Morefront Holdings Ltd. For more information on OJSC VimpelCom’s reportable segments, please see Note 23 to the OJSC VimpelCom Financial Statements included elsewhere in this prospectus.

Because OJSC VimpelCom’s operations in the fixed-line business were not significant prior to its acquisition of Golden Telecom in 2008, this discussion and analysis does not include information for its Russia fixed segment in 2007.

The following table shows the percentage of OJSC VimpelCom’s net operating revenue represented by the net operating revenue from external customers (excluding intersegment revenues) for each reportable segment for the periods indicated:

	Year Ended December 31,
	2007	2008(1)	2009
	(in %)
Russia mobile	84.9	72.3	70.1
Russia fixed	—	12.7	15.2
CIS mobile	13.1	12.8	12.6
CIS fixed	2.0	2.2	2.0
Other	—	—	0.1

Total	100.0	100.0	100.0

(1)	Includes results of Golden Telecom’s fixed-line business from March 1, 2008. Prior to such acquisition, OJSC VimpelCom did not have any material fixed-line business in Russia.

Recent Developments

On March 18, 2010, OJSC VimpelCom filed its Annual Report on Form 20-F/A (Amendment No. 2) to amend its Annual Report on Form 20-F/A (Amendment No. 1) for the fiscal year ended December 31, 2008, as filed with the SEC on March 8, 2010. These filings were made to restate OJSC VimpelCom’s audited consolidated financial statements as of December 31, 2008 and for the year then ended, and to amend related disclosure. On March 8, 2010, OJSC VimpelCom also furnished to the SEC an Amended Report of Foreign Private Issuer on Form 6-K/A to amend its Report of Foreign Private Issuer on Form 6-K furnished to the SEC on February 8, 2010. This Form 6-K/A was made to restate its unaudited condensed consolidated financial statements as of September 30, 2009 and for the nine-month periods ended September 30, 2009 and September 30, 2008, and to amend related disclosure. The restatements corrected OJSC VimpelCom’s application of EITF Topic D-98, Classification and Measurement of Redeemable Securities (Codified as ASC 480-10 – Distinguishing Liabilities from Equity), in accounting for OJSC VimpelCom’s contractual redemption arrangements with Crowell Investments Limited relating to the 25.0% noncontrolling interest it holds in OJSC VimpelCom’s subsidiary Limnotex Developments Limited. For more information about OJSC VimpelCom’s restatement of its audited consolidated financial statements as of December 31, 2008 and for the year then ended, see the Explanatory Note to the OJSC VimpelCom 2008 Annual Report and Note 23, Restatement of the Measurement of Noncontrolling Interest, and Note 18, Earnings per share, to OJSC VimpelCom’s audited consolidated financial statements included in the OJSC VimpelCom 2008 Annual Report. For more information about OJSC VimpelCom’s restatement of its unaudited condensed consolidated financial statements as of

September 30, 2009 and for the nine-month periods ended September 30, 2009 and September 30, 2008, see the Explanatory Note to the March 8 Form 6-K/A and Note 12, Restatement of the Measurement of Noncontrolling Interest, and Note 8, Earnings per share, to OJSC VimpelCom’s unaudited condensed consolidated financial statements included in the March 8 Form 6-K/A.

Revenue Trends

The mobile markets in Russia, Ukraine and Kazakhstan have reached mobile penetration rates exceeding 100.0% in each market, and the mobile markets in each of Armenia and Georgia have mobile penetration rates of approximately 90.0%. As a result, OJSC VimpelCom will focus less on subscriber market share growth and more on revenue market share growth in each of these markets. The key components of OJSC VimpelCom’s growth strategy in these markets will be to increase its share of the high value subscriber market, increase usage of value added services and improve subscriber loyalty. OJSC VimpelCom’s management expects revenue growth in these markets to come primarily from an increase in usage of voice and data traffic among its subscribers.

The remaining mobile markets in which OJSC VimpelCom operates, particularly Uzbekistan, Tajikistan and Cambodia, are still in a phase of rapid subscriber growth with penetration rates substantially lower than in Russia, Ukraine and Kazakhstan. In these markets, OJSC VimpelCom’s management expects revenue growth to come primarily from subscriber growth in the short term and increasing usage of voice and data traffic in the longer term.

OJSC VimpelCom’s management expects revenue growth in its fixed-line business in both Russia and the CIS to come primarily from broadband and business and corporate services.

Certain Performance Indicators

The following discussion analyzes certain operating data, such as mobile and broadband subscriber data, mobile ARPU, mobile MOU, and churn rates of OJSC VimpelCom’s mobile subscribers that are not included in its financial statements. OJSC VimpelCom provides this operating data because it is regularly reviewed by its management and its management believes it is useful in evaluating OJSC VimpelCom’s performance from period to period as set out below. As the Russia and CIS mobile segments represent such a large portion of OJSC VimpelCom’s consolidated net operating revenues and as broadband growth is an important aspect of OJSC VimpelCom’s growth strategy, its management believes that presenting such information about mobile and broadband subscriber data and mobile ARPU and mobile MOU is useful in assessing the usage and acceptance of OJSC VimpelCom’s mobile and broadband products and services, and that presenting OJSC VimpelCom’s mobile churn rate is useful in assessing its ability to retain mobile subscribers.

Mobile Subscriber Data

OJSC VimpelCom offers both contract and prepaid services to mobile subscribers. As of December 31, 2009, the number of mobile subscribers reached 64.6 million. Mobile subscribers are subscribers in the registered subscriber base as of a measurement date who engaged in a revenue generating activity at any time during the three months prior to the measurement date. Such activity includes any incoming and outgoing calls, subscriber fee accruals, debits related to service, outgoing SMS, Multimedia Messaging Service (referred to in this prospectus as MMS), data transmission and receipt sessions, but does not include incoming SMS and MMS sent by OJSC VimpelCom or abandoned calls. OJSC VimpelCom’s total number of mobile subscribers also includes subscribers using mobile Internet service via USB modems.

The following table indicates OJSC VimpelCom’s mobile subscriber figures, as well as its prepaid mobile subscribers as a percentage of its total mobile subscriber base, for the periods indicated:

	As of December 31,
	2007	2008	2009
Russia	42,221,252	47,676,844	50,886,127
Kazakhstan	4,663,300	6,269,927	6,135,275
Ukraine	1,941,251	2,052,493	2,004,729
Tajikistan	339,393	624,624	743,140
Uzbekistan	2,119,612	3,636,243	3,514,516
Armenia	442,484	544,271	545,201
Georgia	72,655	225,055	399,161
Cambodia	—	—	367,474

Total number of subscribers	51,739,947	61,029,457	64,595,623

Percentage of prepaid subscribers	95.9%	95.9%	96.0%

Russia. As of December 31, 2009, OJSC VimpelCom had approximately 50.9 million mobile subscribers in Russia, representing an increase of 6.7% over approximately 47.7 million mobile subscribers as of December 31, 2008. Most of OJSC VimpelCom’s subscriber growth in Russia came from the regions outside the Moscow license area, where its subscriber base increased to 40.1 million as of December 31, 2009, from 38.1 million as of December 31, 2008. At the same time, OJSC VimpelCom’s Moscow subscriber base grew from 9.6 million as of December 31, 2008, to 10.8 million as of December 31, 2009.

Kazakhstan. As of December 31, 2009, OJSC VimpelCom had approximately 6.1 million mobile subscribers in Kazakhstan, representing a decrease of 2.2% from approximately 6.3 million mobile subscribers as of December 31, 2008. The decrease in OJSC VimpelCom’s subscriber base in Kazakhstan was primarily due to churn of low quality subscribers in the fourth quarter of 2009.

Ukraine. As of December 31, 2009, OJSC VimpelCom had approximately 2.0 million mobile subscribers in Ukraine, representing a decrease of 2.3% from approximately 2.1 million mobile subscribers as of December 31, 2008. The decrease in OJSC VimpelCom’s subscriber base in Ukraine was primarily due to the effect of adverse economic conditions and increased competition.

Tajikistan. As of December 31, 2009, OJSC VimpelCom had approximately 0.7 million mobile subscribers in Tajikistan, representing an increase of 18.9% over approximately 0.6 million mobile subscribers as of December 31, 2008. The increase in OJSC VimpelCom’s subscriber base in Tajikistan was primarily due to the expansion of its mobile network coverage and attractive tariff offers at competitive prices.

Uzbekistan. As of December 31, 2009, OJSC VimpelCom had approximately 3.5 million mobile subscribers in Uzbekistan, representing a decrease of 3.3% from approximately 3.6 million mobile subscribers as of December 31, 2008. The decrease in OJSC VimpelCom’s subscriber base in Uzbekistan was primarily due to increased competition.

Armenia. As of December 31, 2009 and December 31, 2008, OJSC VimpelCom had approximately 0.5 million mobile subscribers in Armenia.

Georgia. OJSC VimpelCom launched commercial operations in Georgia in March 2007 and as of December 31, 2009, it had approximately 0.4 million mobile subscribers in Georgia, representing an increase of 77.3% over the approximately 0.2 million mobile subscribers as of December 31, 2008. OJSC VimpelCom is continuing to build its network and develop its sales and distributions channels in Georgia.

Cambodia. OJSC VimpelCom launched commercial operations in Cambodia in May 2009 and as of December 31, 2009, it had approximately 0.4 million mobile subscribers. OJSC VimpelCom is continuing to build its network and develop its sales and distributions channels in Cambodia.

Mobile MOU

MOU measures the monthly average minutes of use per mobile subscriber. OJSC VimpelCom calculates MOU by dividing the total number of minutes of usage for incoming and outgoing calls during the relevant period (excluding guest roamers) by the average number of mobile subscribers during the period and dividing by the number of months in that period.

The following table shows MOU for OJSC VimpelCom’s mobile subscribers for the periods indicated:

	Year Ended December 31,
	2007	2008	2009
Russia	192.1	219.1	211.4
Kazakhstan	94.6	104.3	93.1
Ukraine	163.2	231.8	208.7
Tajikistan	220.6	238.9	172.9
Uzbekistan	274.0	287.8	314.0
Armenia	169.9	152.1	237.8
Georgia	102.5	113.6	138.3
Cambodia	—	—	78.2	(1)

(1)	Includes results of Sotelco from launch of operations in May 2009.

Russia. In 2009, OJSC VimpelCom’s MOU in Russia decreased by 3.5% to 211.4 from 219.1 in 2008, primarily due to adverse economic conditions that resulted in lower consumer spending and lower usage by newly connected subscribers.

Kazakhstan. In 2009, OJSC VimpelCom’s MOU in Kazakhstan decreased by 10.7% to 93.1 from 104.3 in 2008, primarily due to adverse economic conditions that resulted in lower consumer spending.

Ukraine. In 2009, OJSC VimpelCom’s MOU in Ukraine decreased by 10.0% to 208.7 from 231.8 in 2008, primarily due to adverse economic conditions and the termination of its unlimited, or zero on-net, tariff plans in Ukraine.

Tajikistan. In 2009, OJSC VimpelCom’s MOU in Tajikistan decreased by 27.6% to 172.9 from 238.9 in 2008, primarily due to adverse economic conditions that resulted in lower consumer spending.

Uzbekistan. In 2009, OJSC VimpelCom’s MOU in Uzbekistan increased by 9.1% to 314.0 from 287.8 in 2008, primarily due to the launch of tariff plans designed to increase usage.

Armenia. In 2009, OJSC VimpelCom’s MOU in Armenia increased by 56.3% to 237.8 from 152.1 in 2008, primarily due to OJSC VimpelCom’s launch of tariff plans designed to increase usage and an increase in the proportion of higher usage subscribers relative to low usage subscribers in its subscriber base.

Georgia. In 2009, OJSC VimpelCom’s MOU in Georgia increased by 21.7% to 138.3 from 113.6 in 2008, primarily due to the continuing expansion of mobile network coverage and the improvement of its network quality in Georgia.

Mobile ARPU

ARPU measures the monthly average revenue per user. OJSC VimpelCom calculates ARPU by dividing its mobile service revenue during the relevant period, including roaming revenue and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of OJSC VimpelCom’s mobile subscribers during the period and dividing by the number of months in that period.

The following table shows OJSC VimpelCom’s ARPU for the periods indicated:

	Year Ended December 31,
	2007		2008		2009
Russia	US$	12.6	US$	13.9	US$	10.1
Kazakhstan	US$	13.1	US$	11.7	US$	8.1
Ukraine	US$	4.7	US$	7.6	US$	4.7
Tajikistan	US$	9.7	US$	9.5	US$	7.1
Uzbekistan	US$	7.1	US$	6.4	US$	4.7
Armenia	US$	16.7	US$	14.6	US$	13.2
Georgia	US$	7.4	US$	9.0	US$	8.9
Cambodia		—		—	US$	1.4	(1)

(1)	Includes results of Sotelco from launch of operations in May 2009.

Russia. In 2009, OJSC VimpelCom’s ARPU in Russia decreased by 27.3% to US$10.1 from US$13.9 in 2008, primarily due to the devaluation of the functional currency in Russia, as well as a decrease in MOU and implementation of lower rate tariff plans in response to adverse economic conditions. In functional currency terms, ARPU in Russia decreased by 7.2% in 2009 compared to 2008.

Kazakhstan. In 2009, OJSC VimpelCom’s ARPU in Kazakhstan decreased by 30.8% to US$8.1 from US$11.7 in 2008, primarily due to the devaluation of the functional currency in Kazakhstan, as well as a decrease in MOU and lower consumer spending. In functional currency terms, ARPU in Kazakhstan decreased by 14.3% in 2009 compared to 2008.

Ukraine. In 2009, OJSC VimpelCom’s ARPU in Ukraine decreased by 38.2% to US$4.7 from US$7.6 in 2008, primarily due to the devaluation of the functional currency in Ukraine and a decrease in MOU. In functional currency terms, ARPU in Ukraine decreased by 6.8% in 2009 compared to 2008.

Tajikistan. In 2009, OJSC VimpelCom’s ARPU in Tajikistan decreased by 25.3% to US$7.1 from US$9.5 in 2008, primarily due to lower MOU.

Uzbekistan. In 2009, OJSC VimpelCom’s ARPU in Uzbekistan decreased by 26.6% to US$4.7 from US$6.4 in 2008, primarily due to increased price competition and OJSC VimpelCom’s launch of new lower price tariffs designed to increase usage.

Armenia. In 2009, OJSC VimpelCom’s ARPU in Armenia decreased by 9.6% to US$13.2 from US$14.6 in 2008 primarily due to the devaluation of the functional currency in Armenia and lower prices per minute from new tariff plans designed to increase usage, which together more than offset increased MOU. In functional currency terms, ARPU in Armenia increased by 7.2% in 2009 compared to 2008.

Georgia. In 2009, OJSC VimpelCom’s ARPU in Georgia decreased by 1.1% to US$8.9 from US$9.0 in 2008, primarily due to the devaluation of the functional currency in Georgia, which more than offset increased MOU driven by the expansion of OJSC VimpelCom’s mobile network coverage and new tariff offers. In functional currency terms, ARPU in Georgia increased by 14.6% in 2009 compared to 2008.

Cambodia. In 2009, OJSC VimpelCom’s ARPU in Cambodia was a relatively low US$1.4, primarily due to high churn rates relating to the launch of operations.

Mobile churn rate

OJSC VimpelCom defines its churn rate of mobile subscribers as the total number of churned mobile subscribers over the reported period expressed as a percentage of the average of its mobile subscriber base at the starting date and at the ending date of the period. The total number of churned mobile subscribers is calculated as the difference between the number of new subscribers who engaged in a revenue generating activity in the reported period and the change in the mobile subscriber base between the starting date and the ending date of the reported period. Migration between prepaid and contract forms of payment and between tariff plans may technically be recorded as churn, which contributes to OJSC VimpelCom’s churn rate even though it does not lose those subscribers.

The following table shows OJSC VimpelCom’s churn rates for the periods indicated:

	Year Ended December 31,
	2007	2008	2009
Russia	32.9%	34.6%	42.8%
Kazakhstan	23.5%	31.5%	46.3%
Ukraine	61.8%	84.0%	81.0%
Tajikistan	4.6%	42.8%	52.9%
Uzbekistan	61.7%	55.6%	63.7%
Armenia	49.7%	106.2%	58.6%
Georgia	1.0%	47.2%	46.6%

Total Churn	34.1%	38.2%	45.8%

In 2009, OJSC VimpelCom’s churn rate in Russia increased compared to 2008 due to adverse economic conditions resulting in lower consumer spending and increased competition.

In 2009, OJSC VimpelCom’s churn rate in Kazakhstan increased compared to 2008 primarily due to the departure of low quality subscribers.

In 2009, OJSC VimpelCom’s churn rates in Ukraine, Armenia and Georgia decreased compared to 2008. However, OJSC VimpelCom’s churn rates in these countries remained high due to a high share of summer holiday sales that result in seasonal usage of OJSC VimpelCom’s services and consequent churn of these subscribers after the holiday season ends and, in Armenia, due to the departure of low quality subscribers.

OJSC VimpelCom’s churn rates in Tajikistan and Uzbekistan increased in 2009 as compared to 2008 due to aggressive pricing by competitors.

In 2009, OJSC VimpelCom’s churn rate in Cambodia was high, primarily due to promotions related to its commercial launch in which subscribers received a bonus to subscribe.

Broadband subscribers

As of December 31, 2009, OJSC VimpelCom had approximately 2.1 million broadband subscribers in Russia and 0.2 million broadband subscribers in the CIS, representing an increase of approximately 78.6% over the approximately 1.2 million broadband subscribers in Russia and an increase of approximately 274.4% over the approximately 0.04 million broadband subscribers in the CIS as of December 31, 2008. Broadband subscribers are subscribers in the registered subscriber base who were engaged in a revenue generating activity in the three months prior to the measurement date. Such activities include monthly Internet access using fiber-to-the-building technology (referred to in this prospectus as FTTB), xDSL and WiFi technologies, as well as mobile home Internet service via USB modems.

Revenues

During the year ended December 31, 2009, OJSC VimpelCom generated revenues from providing voice, data and other telecommunication services through a range of wireless, fixed and broadband Internet services, as well as selling equipment and accessories. OJSC VimpelCom’s primary sources of revenues consisted of:

Service Revenues

OJSC VimpelCom’s service revenues included revenues from airtime charges from contract and prepaid subscribers, monthly contract fees, time charges from subscribers online using Internet services, interconnect fees from other mobile and fixed-line operators, roaming charges and charges for value added services such as messaging, mobile Internet and infotainment. Roaming revenues include both revenues from OJSC VimpelCom’s customers who roam outside of their home country networks and revenues from other wireless carriers for roaming by their customers on OJSC VimpelCom’s network. Roaming revenues do not include revenues from OJSC VimpelCom’s own subscribers roaming while traveling across Russian regions within its network (so called ‘intranet roaming’).

Sales of Equipment and Accessories and Other Revenues

OJSC VimpelCom sold mobile handsets, equipment and accessories to its subscribers. OJSC VimpelCom’s other revenues included, among other things, rental of base station sites.

Expenses

Operating Expenses

During the year ended December 31, 2009, OJSC VimpelCom had two categories of operating expenses directly attributable to its revenues: service costs and the costs of equipment and accessories.

Service Costs. Service costs included interconnection and traffic costs, channel rental costs, telephone line rental costs, roaming expenses and charges for connection to special lines for emergencies.

Costs of Equipment and Accessories. OJSC VimpelCom’s costs of equipment and accessories sold represented the amount that was payable for these goods, net of VAT. OJSC VimpelCom purchased handsets, equipment and accessories from third party manufacturers for resale to OJSC VimpelCom’s subscribers for use on its networks.

In addition to service costs and the costs of equipment and accessories, during the year ended December 31, 2009, OJSC VimpelCom’s operating expenses included:

Selling, general and administrative expenses. OJSC VimpelCom’s selling, general and administrative expenses include:

•	dealers’ commissions;

•	salaries and outsourcing costs, including related social contributions required by law;

•	marketing and advertising expenses;

•	repair and maintenance expenses;

•	rent, including lease payments for base station sites;

•	utilities;

•	stock price-based compensation expenses; and

•	other miscellaneous expenses, such as insurance, operating taxes, license fees, and accounting, audit and legal fees.

Depreciation and amortization expense. OJSC VimpelCom depreciated the capitalized costs of its tangible assets, which consisted mainly of telecommunications equipment and buildings that OJSC VimpelCom owned. OJSC VimpelCom amortized its intangible assets, which consisted primarily of telecommunications licenses, telephone line capacity for local numbers in Russia and the CIS and customer relations acquired in business combinations.

Provision for doubtful accounts. OJSC VimpelCom included in its operating expenses an estimate of the amount of its accounts receivable net of VAT that its management believes will ultimately be uncollectible. OJSC VimpelCom based the estimate on historical data and other relevant factors, such as a change in tariff plans from prepaid to postpaid.

In addition to operating expenses, during the year ended December 31, 2009, OJSC VimpelCom’s other significant expenses included:

Net foreign exchange (loss)/gain

The functional currency of OJSC VimpelCom and its subsidiaries is the Russian rouble in Russia, the Kazakh tenge in Kazakhstan, the Ukrainian hrynia in Ukraine, the Armenian dram in Armenia, the Georgian lari in Georgia, and the U.S. dollar in Tajikistan, Uzbekistan and Cambodia. Monetary assets and liabilities denominated in foreign currencies are translated into OJSC VimpelCom’s respective functional currencies on the relevant balance sheet date. OJSC VimpelCom records changes in the values of such assets and liabilities as a result of exchange rate changes in its results of operations under the line item net foreign exchange (loss)/gain.

Interest expense

OJSC VimpelCom incurred interest expense on its vendor financing agreements, loans from banks, capital leases and other borrowings. OJSC VimpelCom’s interest bearing liabilities carry both fixed and floating interest rates. On OJSC VimpelCom’s borrowings with a floating interest rate, the interest rate is linked either to LIBOR or to EURIBOR. OJSC VimpelCom’s interest expense depends on a combination of prevailing interest rates and the amount of its outstanding interest bearing liabilities.

Income tax expense

The statutory income tax rate in Russia, Kazakhstan and Armenia in 2009 was 20.0%. The statutory income tax rate in Ukraine and Tajikistan was 25.0%. The statutory income tax rate in Georgia was 15.0%. In Uzbekistan there was a complex income tax regime that resulted in an income tax rate of approximately 18.0%. The statutory income tax rates in 2008 were the same as those in 2009 except in Russia and Kazakhstan where the rates were 24.0% and 30.0%, respectively, in 2008.

Results of Operations

The table below shows, for the periods indicated, the following consolidated statement of operations data expressed as a percentage of consolidated net operating revenues:

	Year Ended December 31,
	2007	2008	2009
Consolidated statements of income
Operating revenues:
Service revenues	99.9%	98.8%	98.6%
Sales of equipment and accessories	0.1%	1.1%	1.3%
Other revenues	0.1%	0.2%	0.2%
Total operating revenues	100.1%	100.1%	100.1%
Less revenue based taxes	(0.1)%	(0.1)%	(0.1)%
Net operating revenues	100.0%	100.0%	100.0%

Operating expenses:
Service costs	18.3%	22.4%	21.6%
Cost of equipment and accessories	0.1%	1.0%	1.3%
Selling, general and administrative expenses	30.8%	28.0%	27.5%
Depreciation	16.3%	15.0%	16.0%
Amortization	3.1%	3.6%	3.5%
Impairment loss	0.0%	4.4%	0.0%
Provision for doubtful accounts	0.6%	0.5%	0.6%
Total operating expenses	69.2%	74.9%	70.4%

Operating income	30.8%	25.1%	29.6%

Other income and expenses:
Interest income	0.5%	0.7%	0.6%
Net foreign exchange (loss)/gain	1.0%	(11.3)%	(4.7)%
Interest expense	(2.7)%	(4.9)%	(6.9)%
Equity in net (loss)/gain of associates	0.0%	(0.2)%	(0.4)%
Other (expenses), net	0.0%	(0.6)%	(0.4)%
Total other income and expenses	(1.2)%	(16.3)%	(11.8)%

Income before income taxes	29.6%	8.8%	17.8%
Income tax expense	8.3%	3.0%	5.0%
Net income	21.3%	5.8%	12.8%
Net (loss)/income attributable to the noncontrolling interest	0.9%	0.6%	(0.1)%
Net income attributable to OJSC VimpelCom	20.4%	5.2%	12.9%

The tables below show for the periods indicated selected information about the results of operations in each of OJSC VimpelCom’s reportable segments. For more information regarding OJSC VimpelCom’s segments, see Note 23 to the OJSC VimpelCom Financial Statements included elsewhere in this prospectus.

Russia Mobile

	Year Ended December 31,
	2007	2008	% change	2008	2009	% change
	(US$ in millions, except % change)
Net operating revenues from external customers	6,090.3	7,310.5	20.0	7,310.5	6,104.0	(16.5)
Intersegment revenues	3.4	61.3	1,702.9	61.3	94.4	54.0
Net operating revenues (including intersegment revenues)	6,093.7	7,371.8	21.0	7,371.8	6,198.4	(15.9)
Depreciation and amortization	1,109.0	1,204.7	8.6	1,204.7	1,019.3	(15.4)
Operating income	1,991.8	2,667.4	33.9	2,667.4	2,185.5	(18.1)
Net income attributable to OJSC VimpelCom	1,422.2	1,146.0	(19.4)	1,146.0	1,007.8	(12.1)

Russia Fixed

	Year Ended December 31,
	2007	2008	% change	2008	2009	% change
	(US$ in millions, except % change)
Net operating revenues from external customers	—	1,286.7	n/a	1,286.7	1,319.5	2.5
Intersegment revenues	—	142.8	n/a	142.8	367.6	157.4
Net operating revenues (including intersegment revenues)	—	1,429.5	n/a	1,429.5	1,687.1	18.0
Depreciation and amortization	—	219.4	n/a	219.4	242.1	10.3
Impairment loss	—	315.0	n/a	315.0	—	n/a
Operating income/(loss)	—	(191.2)	n/a	(191.2)	227.0	n/a
Net income/(loss) attributable to OJSC VimpelCom	—	(266.4)	n/a	(266.4)	180.2	n/a

CIS Mobile

	Year Ended December 31,
	2007	2008	% change	2008	2009	% change
	(US$ in millions, except % change)
Net operating revenues from external customers	937.4	1,294.7	38.1	1,294.7	1,095.9	(15.4)
Intersegment revenues	10.4	20.3	95.2	20.3	32.9	62.1
Net operating revenues (including intersegment revenues)	947.8	1,315.0	38.7	1,315.0	1,128.8	(14.2)
Depreciation and amortization	220.3	368.3	67.2	368.3	331.1	(10.1)
Impairment loss	—	90.1	n/a	90.1	—	n/a
Operating income	198.6	81.8	(58.8)	81.8	183.9	124.8
Net income/(loss) attributable to OJSC VimpelCom	30.7	(260.4)	n/a	(260.4)	(2.0)	n/a

CIS Fixed

	Year Ended December 31,
	2007	2008	% change	2008	2009	% change
	(US$ in millions, except % change)
Net operating revenues from external customers	143.4	225.1	57.0	225.1	177.8	(21.0)
Intersegment revenues	—	47.7	n/a	47.7	85.4	79.0
Net operating revenues (including intersegment revenues)	143.4	272.8	90.2	272.8	263.2	(3.5)
Depreciation and amortization	61.2	88.5	44.6	88.5	91.7	3.6
Operating income	15.8	23.9	51.3	23.9	20.0	(16.3)
Net income attributable to OJSC VimpelCom	9.8	3.4	(65.3)	3.4	12.3	261.8

Other

	Year Ended December 31,
	2007	2008	% change	2008	2009	% change
	(US$ in millions, except % change)
Net operating revenues from external customers	—	—	n/a	—	5.7	n/a
Intersegment revenues	—	—	n/a	—	—	n/a
Net operating revenues (including intersegment revenues)	—	—	n/a	—	5.7	n/a
Depreciation and amortization	—	0.2	n/a	0.2	10.0	4,900.0
Impairment loss	—	37.6	n/a	37.6	—	n/a
Operating income	—	(45.9)	n/a	(45.9)	(38.0)	n/a
Net (loss) attributable to OJSC VimpelCom	—	(98.1)	n/a	(98.1)	(76.4)	n/a

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Net Operating Revenues

OJSC VimpelCom’s consolidated net operating revenues decreased by 14.0% to US$8,702.9 million during 2009 from US$10,116.9 million during 2008. OJSC VimpelCom’s net operating revenues decreased in 2009 primarily as a result of the devaluation of functional currencies. In functional currency terms, in 2009 compared to 2008, OJSC VimpelCom’s net operating revenues increased in all countries in which it operates other than in Armenia and Uzbekistan, mainly due to increased traffic on its mobile networks primarily due to an increase in mobile subscribers over the course of 2009. The following discussion of revenues by reportable segments includes intersegment revenues. OJSC VimpelCom’s management assesses the performance of each reportable segment on this basis as it believes the inclusion of intersegment revenues better reflects the true performance of each segment on a stand-alone basis.

Russia mobile net operating revenues. OJSC VimpelCom’s Russia mobile net operating revenues decreased by 15.9% to US$6,198.4 million during 2009 from US$7,371.8 million during 2008. OJSC VimpelCom’s Russia mobile net operating revenues consist mostly of service revenues.

During 2009, OJSC VimpelCom generated US$3,952.4 million of its service revenues from airtime charges from mobile contract and prepaid subscribers, including monthly contract fees, or 63.8% of net operating revenues in its Russia mobile segment, compared to US$4,842.7 million, or 65.7% of net operating revenues in 2008. The 18.4% decrease was primarily due to the devaluation of the functional currency, which more than offset the growth of OJSC VimpelCom’s subscriber base and the resulting increased traffic volumes on its mobile network. In functional currency terms, OJSC VimpelCom’s service revenues from airtime charges from mobile contract and prepaid subscribers, including monthly contract fees, in OJSC VimpelCom’s Russia mobile segment increased by 3.9% in 2009 compared to 2008.

During 2009, OJSC VimpelCom generated US$888.9 million of its service revenues from interconnect, or 14.3% of net operating revenues in the Russia mobile segment, compared to US$1,074.0 million, or 14.6% of net operating revenues in 2008. The 17.2% decrease was primarily due to the devaluation of the functional currency, which more than offset increased traffic to OJSC VimpelCom’s network. In functional currency terms, OJSC VimpelCom’s Russia mobile segment service revenues from interconnect increased by 5.2% during 2009 compared to 2008.

During 2009, OJSC VimpelCom generated US$925.5 million of its service revenues from value added services, or 14.9% of net operating revenues in its Russia mobile segment, compared to US$898.9 million, or 12.2% of net operating revenues in 2008. The 3.0% increase in OJSC VimpelCom’s mobile value added services revenues was primarily due to the growth in its subscriber base and increased revenue from sales of infotainment and data, partially offset by the devaluation of the functional currency. In functional currency terms, OJSC VimpelCom’s Russia mobile segment service revenues from value added services increased by 30.8% during 2009 compared to 2008.

During 2009, OJSC VimpelCom generated US$298.0 million of its service revenues from roaming fees generated by its Russian mobile subscribers and roaming fees received from other mobile services operators for providing roaming services to its subscribers, or 4.8% of net operating revenues in OJSC VimpelCom Russia mobile segment, compared to US$428.2 million or 5.8% of net operating revenues in 2008. The 30.4% decrease during 2009 compared to 2008 was primarily due to the devaluation of the functional currency and the adverse economic conditions which resulted in decreased activity of OJSC VimpelCom’s Russia mobile subscribers and persons roaming on its network. In functional currency terms, OJSC VimpelCom’s Russia mobile segment service revenues from roaming decreased by 11.1% during 2009 compared to 2008.

During 2009, OJSC VimpelCom generated US$16.1 million of its service revenues from other types of services, including connection charges, or 0.3% of net operating revenues in its Russia mobile segment, compared to US$20.5 million and 0.3%, respectively, for 2008.

OJSC VimpelCom’s net operating revenues in the Russia mobile segment also included revenues from sales of equipment and accessories. During 2009, revenues from sales of equipment and accessories decreased by 2.9% to US$98.0 million from US$100.9 million during 2008 but increased to 1.6% of net operating revenues in 2009 from 1.4% in 2008, primarily as a result of sales of iPhones and USB modems that started in the end of 2008 and the second half of 2008, respectively.

During 2009, OJSC VimpelCom’s net operating revenues in the Russia mobile segment included US$19.5 million of revenues generated from other activity compared to US$6.6 million for 2008.

Russia fixed net operating revenues. In 2009, net operating revenues in the Russia fixed segment increased by 18.0% to US$1,687.1 million from US$1,429.5 million in 2008. OJSC VimpelCom’s Russia fixed segment net operating revenues in 2009 consisted of US$656.3 million generated from business operations, US$847.6 million generated from wholesale operations and US$183.2 million generated from residential operations. The increase in net operating revenues in OJSC VimpelCom’s Russia fixed segment in 2009 compared to 2008 was due to the full-year consolidation of Golden Telecom’s operations for 2009 as opposed to only 10 months of 2008, and improvement in wholesale and residential operations. As a portion of OJSC VimpelCom’s contracts with business and wholesale customers are denominated in U.S. dollars and Euros, a portion of its revenues was protected from devaluation of the Russian rouble.

CIS mobile net operating revenues. OJSC VimpelCom’s CIS mobile net operating revenues decreased by 14.2% to US$1,128.8 million during 2009 from US$1,315.0 million during 2008. OJSC VimpelCom’s CIS mobile net operating revenues consist mostly of service revenues.

During 2009, OJSC VimpelCom generated US$758.5 million of its service revenues from airtime charges in the CIS from mobile contract and prepaid subscribers, including monthly contract fees, or 67.2% of its net operating revenues in the CIS mobile segment, compared to US$891.7 million, or 67.7% of net operating revenues in 2008. The 14.9% decrease during 2009 compared to 2008 was primarily due to the devaluation of OJSC VimpelCom’s functional currencies, which more than offset increased traffic volumes in Kazakhstan and Georgia during 2009. In functional currency terms, OJSC VimpelCom’s service revenues from airtime charges increased by 2.1% in 2009 compared to 2008.

During 2009, OJSC VimpelCom generated US$199.8 million of its mobile service revenues from interconnect fees in the CIS, or 17.7% of its net operating revenues in CIS mobile, compared to US$230.3 million, or 17.5% of net operating revenues in CIS mobile in 2008. The 13.2% decrease in 2009 compared to 2008 was primarily due to the devaluation of functional currencies, which more than offset increased volume of inbound traffic terminated on OJSC VimpelCom’s networks in Uzbekistan, Tajikistan and Georgia. In functional currency terms, service revenues from interconnect fees increased by 4.2% in 2009 compared to 2008.

During 2009, OJSC VimpelCom generated US$122.6 million of its mobile service revenues from value added services in the CIS, or 10.9% of net operating revenues in CIS mobile, compared to US$140.2 million, or 10.7% of net operating revenues in CIS mobile in 2008. The 12.6% decrease in 2009 compared to 2008 was primarily due to the devaluation of OJSC VimpelCom’s functional currencies and decreased consumer spending on value added services in all CIS countries in which OJSC VimpelCom operates, which together more than offset subscriber growth in Tajikistan and Georgia. In functional currency terms, service revenues from value added services increased by 4.9% in 2009 compared to 2008.

During 2009, OJSC VimpelCom generated US$41.8 million of its service revenues from roaming in the CIS, or 3.7% of net operating revenues in CIS mobile, compared to US$51.5 million, or 3.9% of net operating revenues in CIS mobile in 2008. This 18.8% decrease in roaming revenues in 2009 compared to 2008 was primarily due to the devaluation of functional currencies and decreased consumer spending in all CIS countries in which OJSC VimpelCom operates. In functional currency terms, service revenues from roaming decreased by 2.3%.

During 2009, OJSC VimpelCom generated US$2.9 million of its service revenues from other types of services, including connection charges, or 0.3% of net operating revenues in its CIS mobile segment, compared to US$2.5 million and 0.2%, respectively, for 2008.

OJSC VimpelCom’s net operating revenues in the CIS mobile segment also included revenues from sales of equipment and accessories. During 2009, revenues from sales of equipment and accessories increased to US$1.3 million from US$0.1 million during 2008.

During 2009, OJSC VimpelCom’s net operating revenues in the CIS mobile segment included US$9.1 million generated by other activity compared to US$6.4 million for 2008.

During each of 2009 and 2008, OJSC VimpelCom’s CIS mobile segment incurred revenue based taxes of US$7.2 million and US$7.9 million.

CIS fixed net operating revenues. OJSC VimpelCom’s net operating revenues in the CIS fixed segment decreased by 3.5% to US$263.2 million in 2009 from US$272.8 million in 2008. The decrease was primarily attributable to the devaluation of functional currencies in Ukraine and Armenia compared to the U.S. dollar, while in functional currency terms, OJSC VimpelCom’s revenues in CIS fixed increased by 20.6% primarily due to growth of interconnect, voice and Internet revenues in Ukraine, Kazakhstan and Uzbekistan and the full-year consolidation of Golden Telecom for 2009 as opposed to 10 months 2008. In 2009, US$59.8 million of CIS fixed revenues were generated from OJSC VimpelCom’s business operations, US$84.1 million from wholesale operations and US$119.3 million from residential operations.

Other segment net operating revenues. In 2009, OJSC VimpelCom started to generate revenues in its Other reporting segment. In 2009, net operating revenues in this segment were US$5.7 and consisted of revenues from OJSC VimpelCom’s mobile operations in Cambodia from May 2009 when its subsidiary Sotelco launched its commercial operations.

During 2009, in Cambodia US$5.0 million of OJSC VimpelCom’s mobile service revenues, or 87.7% of its net operating revenues, were from airtime charges from mobile prepaid subscribers and monthly contract fees, US$0.5 million of OJSC VimpelCom’s mobile service revenues, or 8.8% of its net operating revenues, were from interconnect fees, and US$0.2 million of OJSC VimpelCom’s mobile service revenues, or 3.5% of its net operating revenues, were from other services, including connection charges and value added services.

Total Operating Expenses

OJSC VimpelCom’s consolidated total operating expenses decreased by 19.2% to US$6,124.5 million during 2009 from US$7,581.0 million during 2008, and represented 70.4% and 74.9% of net operating revenues in 2009 and 2008, respectively. The decrease of 19.2% was primarily due to the devaluation of OJSC VimpelCom’s functional currencies and cost control measures implemented in 2009.

Due to the adverse economic environment, in 2009, OJSC VimpelCom focused on maintaining its consolidated operating margin by controlling its operating expenses. As a result of those efforts and the non-recurrence of the 2008 impairment losses, OJSC VimpelCom’s consolidated operating margin for 2009 was 29.6% compared to 25.1% in 2008, notwithstanding the dilutive effect of Golden Telecom’s lower margin fixed-line business, which OJSC VimpelCom consolidated from March 1, 2008.

Service costs. OJSC VimpelCom’s consolidated service costs decreased by 17.0% to US$1,878.4 million during 2009 from US$2,262.6 million during 2008. As a percentage of consolidated net operating revenues, OJSC VimpelCom’s service costs decreased to 21.6% during 2009 from 22.4% during 2008.

Service costs in Russia mobile operations decreased by 10.2 % to US$1,243.9 million in 2009 from US$1,385.8 million in 2008, primarily due to the devaluation of the functional currency, which more than offset growth in interconnect costs related to an increase in OJSC VimpelCom’s traffic volume. In functional currency terms, OJSC VimpelCom’s service costs in Russia mobile increased by 14.0% during 2009 compared to 2008.

Service costs in Russia fixed increased by 20.2% to US$797.2 million in 2009 from US$663.0 million in 2008. This increase was primarily due to consolidation of Golden Telecom’s operations for all of 2009, compared to only 10 months in 2008, increased volume of higher cost wholesale traffic and an increase in the proportion of international traffic, mostly to the CIS countries. In functional currency terms, service costs in Russia fixed increased by 52.0% in 2009 compared to 2008.

Service costs in CIS mobile decreased by 22.7% to US$302.1 million in 2009 from US$390.6 million in 2008. The decrease was primarily due to the devaluation of functional currencies and a decrease in interconnection expenses in Ukraine and Armenia. In functional currency terms, service costs in CIS mobile decreased by 5.0% in 2009 compared to 2008.

Service costs in CIS fixed decreased by 2.2% to US$85.3 million in 2009 from US$87.2 million in 2008. This decrease was primarily due to the devaluation of functional currencies, which more than offset increased costs relating to increased volumes of traffic in Ukraine, Uzbekistan and Kazakhstan and the consolidation of Golden Telecom’s operations for all of 2009, compared to only 10 months in 2008. In functional currency terms, service costs in CIS fixed increased by 33.2% in 2009 compared to 2008.

Service costs in OJSC VimpelCom’s Other reporting segment in 2009 were US$6.8 million, consisting primarily of interconnection expenses in OJSC VimpelCom’s mobile operations in Cambodia.

Cost of equipment and accessories. OJSC VimpelCom’s consolidated cost of equipment and accessories increased by 9.3% to US$110.7 million during 2009 from US$101.3 million during 2008. This increase was primarily due to the sale of iPhones and USB modems to OJSC VimpelCom’s customers that started in the end of 2008 and in the second half of 2008, respectively.

Selling, general and administrative expenses. OJSC VimpelCom’s consolidated selling, general and administrative expenses decreased by 15.8% to US$2,390.0 million during 2009 from US$2,838.5 million during 2008. This decrease was primarily due to the devaluation of functional currencies. As a percentage of consolidated net operating revenues, OJSC VimpelCom’s consolidated selling, general and administrative expenses decreased to 27.5% in 2009 from 28.0% in 2008 mainly due to management’s initiatives to decrease costs. As a percentage of consolidated net operating revenues in 2009 compared to 2008, advertising and marketing expenses decreased by 1.6%, dealer commissions and other dealer-related costs decreased by 2.3%, technical and information technology expenses decreased by 1.1%, and other general and administrative expenses (excluding stock-based compensation expenses) increased by 1.0%. In 2009, stock-based compensation expenses were US$9.2 million compared to a stock-based compensation gain of US$119.3 million in 2008. The stock-based compensation gain in 2008 resulted from the decrease in OJSC VimpelCom’s stock price in 2008. In December 2008, OJSC VimpelCom modified its stock-based compensation program to satisfy equity classification pursuant to which it recognizes stock-based compensation expenses evenly within the vesting period for that program.

Selling, general and administrative expenses in the Russia mobile segment decreased by 17.9% to US$1,623.8 million in 2009 from US$1,977.6 million in 2008. As a percentage of net operating revenues (including intersegment revenues) in the Russia mobile segment, selling, general and administrative expenses decreased by 0.6% in 2009 compared to 2008. As a percentage of net operating revenues (including intersegment revenues) in the Russia mobile segment, in 2009 compared to 2008, general and administrative expenses decreased by 0.6%, technical support expenses increased by 0.7% and sales and marketing expenses decreased by 0.7%.

Selling, general and administrative expenses in the Russia fixed segment decreased by 4.7% to US$393.3 million in 2009 from US$412.5 million in 2008. As a percentage of net operating revenues (including intersegment revenues) in the Russia fixed segment, selling, general and administrative expenses decreased by 5.5% in 2009 compared to 2008. As a percentage of net operating revenues (including intersegment revenues) in the Russia fixed segment, in 2009 compared to 2008, general and administrative expenses decreased by 7.1%, technical support expenses increased by 1.2% and sales and marketing expenses increased by 0.4%.

Selling, general and administrative expenses in the CIS mobile segment decreased by 19.2% to US$305.1 million in 2009 from US$377.4 million in 2008. As a percentage of net operating revenues (including intersegment revenues) in the CIS mobile segment, selling, general and administrative expenses decreased by 1.7% in 2009 compared to 2008. As a percentage of net operating revenues (including intersegment revenues) in the CIS mobile segment, in 2009 compared to 2008, general and administrative expenses decreased by 0.3%, technical support expenses increased by 1.1% and sales and marketing expenses decreased by 2.5%.

Selling, general and administrative expenses in the CIS fixed segment decreased by 12.4% to US$62.1 million in 2009 from US$70.9 million in 2008. As a percentage of net operating revenues (including intersegment revenues) in the CIS fixed segment, selling, general and administrative expenses decreased by 2.4% in 2009 compared to 2008. As a percentage of net operating revenues (including intersegment revenues) in the CIS fixed segment, in 2009 compared to 2008, general and administrative expenses decreased by 4.4%, technical support expenses increased by 1.9% and sales and marketing expenses increased by 0.1%.

Selling, general and administrative expenses in the Other segment primarily consisted of expenses in OJSC VimpelCom’s mobile operations in Cambodia, which amounted to US$19.8 million.

Depreciation and amortization expenses. OJSC VimpelCom’s consolidated depreciation and amortization expenses decreased by 9.9% to US$1,694.2 million in 2009 from US$1,881.2 million in 2008. The overall decrease in depreciation and amortization expenses was primarily due to the devaluation of functional currencies and a decrease in capital expenditures in 2009 in line with management’s conservative approach to capital investments and to internal targets for return on capital investments in response to existing adverse economic conditions. As a percentage of consolidated net operating revenues, depreciation and amortization expenses increased to 19.5% from 18.6% in 2009 compared to 2008.

Impairment loss. OJSC VimpelCom did not have any write downs or impairment loss in 2009. In 2008, OJSC VimpelCom wrote down US$37.6 million related to DVB-H and DVB-T licenses and recognized a US$90.1 million mobile goodwill and long lived assets impairment loss for Ukraine, and US$315.0 million fixed goodwill impairment loss for Russia. For details regarding OJSC VimpelCom’s impairment loss and write down of long-lived assets in 2008, please see Note 10 to the OJSC VimpelCom Financial Statements included elsewhere in this prospectus.

Provision for doubtful accounts. OJSC VimpelCom’s consolidated provision for doubtful accounts decreased by 6.2% to US$51.3 million in 2009 from US$54.7 million in 2008. As a percentage of consolidated net operating revenues, provision for doubtful accounts increased to 0.6% in 2009 compared to 0.5% in 2008 due to the growth of OJSC VimpelCom’s fixed segments, which had higher doubtful debt rates than its mobile segments.

Operating Income

OJSC VimpelCom’s consolidated operating income increased by 1.7% to US$2,578.4 million during 2009 from US$2,536.0 million during 2008 primarily as a result of the foregoing. OJSC VimpelCom’s total operating income as a percentage of net operating revenues in 2009 increased to 29.6% from 25.1% in 2008.

During 2009, OJSC VimpelCom’s operating income in the Russia mobile segment decreased by 18.1% to US$2,185.5 million compared to US$2,667.4 million during 2008, primarily due to the devaluation of the functional currency.

OJSC VimpelCom’s operating income in the Russia fixed segment increased to US$227.0 million in 2009 compared to US$191.2 million operating loss during 2008, primarily due to goodwill impairment loss of US$315.0 million in 2008, higher traffic volume and the full-year consolidation of Golden Telecom for 2009, compared to only 10 months in 2008.

OJSC VimpelCom’s operating income in the CIS mobile segment increased by 124.8% to US$183.9 million in 2009 from US$81.8 million in 2008, primarily due to goodwill and other long-lived assets impairment loss of US$90.1 million in 2008.

OJSC VimpelCom’s operating income in the CIS fixed segment decreased by 16.3% to US$20.0 million in 2009 from US$23.9 million in 2008, mainly due to devaluation of functional currencies.

Other Income and Expenses

Interest expense/income. OJSC VimpelCom’s consolidated interest expense increased by 20.8% to US$598.5 million during 2009 from US$495.6 million during 2008, primarily due to an increase in the average interest rates on its outstanding debt, which was 7.6% in 2009 compared to 7.0% in 2008. OJSC VimpelCom’s consolidated interest income decreased by 27.8% to US$51.7 million during 2009 from US$71.6 million during 2008, primarily due to lower interest rates on investments and short-term bank deposits.

Net foreign exchange (loss)/gain. OJSC VimpelCom recorded a US$411.3 million foreign currency exchange loss during 2009 compared to a US$1,142.3 million foreign currency exchange loss during 2008. The losses were primarily due to the devaluation of the Russian rouble against the U.S. dollar during 2009 and 2008 which resulted in a corresponding revaluation of OJSC VimpelCom’s U.S. dollar denominated financial liabilities, including its loan agreements. OJSC VimpelCom’s foreign currency exchange loss decreased in 2009 compared to 2008, primarily due to the lower rate of devaluation of the Russian rouble against the U.S. dollar of 2.9% in 2009 compared to 19.7% in 2008.

Equity in net (loss)/gain of associates. OJSC VimpelCom recorded a net loss of US$35.8 million from its equity in associates during 2009 compared to a net loss of US$61.0 million during 2008, primarily due to its equity in Morefront Holdings Ltd., which was acquired in October 2008, and the losses incurred by GTEL-Mobile relating to commencement of its commercial operations.

Income tax expense. OJSC VimpelCom’s consolidated income tax expense increased by 43.1% to US$435.0 million during 2009 from US$303.9 million during 2008. The increase in income taxes was primarily due to the increase in income before income taxes. OJSC VimpelCom’s effective income tax rate was 28.0% in 2009 compared to 34.1% in 2008. The decrease in the effective income tax rate was primarily due to the non-recurrence in 2009 of a tax non-deductible impairment loss recorded in 2008, and a lower level of loss carry-forwards provided as non-recoverable in 2009 as compared to 2008.

Net (loss)/income attributable to the noncontrolling interest. OJSC VimpelCom’s net loss attributable to the noncontrolling interest was US$4.5 million during 2009 compared to a net gain of US$63.0 million during 2008, primarily due to foreign exchange losses incurred in 2009 by KaR-Tel, OJSC VimpelCom’s subsidiary in Kazakhstan, and Mobitel, OJSC VimpelCom’s subsidiary in Georgia.

Net income attributable to OJSC VimpelCom and net income attributable to OJSC VimpelCom per common share. In 2009, consolidated net income attributable to OJSC VimpelCom was US$1,121.8 million, or US$21.71 per common share (US$1.09 per ADS), compared to US$524.3 million, or US$10.32 per common share (US$0.52 per ADS), during 2008. In 2009, OJSC VimpelCom reported diluted net income attributable to OJSC VimpelCom of US$21.69 per common share (US$1.08 per ADS), compared to diluted net income attributable to OJSC VimpelCom of US$10.32 per common share (US$0.52 per ADS) during 2008.

Year Ended December 31, 2008 Compared to Year Ended 31, 2007

Operating Revenues

OJSC VimpelCom’s consolidated net operating revenues increased by 41.1% to US$10,116.9 million during 2008 from US$7,171.1 million during 2007. OJSC VimpelCom increased its net operating revenues in 2008 primarily as a result of consolidation of the results of Golden Telecom, which was acquired in February 2008, and also due to increase in mobile operations because of increased traffic on OJSC VimpelCom’s network and improved ARPU.

Net operating revenues from OJSC VimpelCom’s mobile operations in Russia, excluding intersegment revenues, increased by 20.0% to US$7,310.5 million during 2008 from US$6,090.3 million during 2007. Net operating revenues from OJSC VimpelCom’s mobile operations in CIS, excluding intersegment eliminations, increased by 38.1% to US$1,294.7 million during 2008 from US$937.4 million during 2007.

Net operating revenues from OJSC VimpelCom’s fixed operations in Russia, excluding intersegment revenues, were US$1,286.7 million in 2008. Net operating revenues from OJSC VimpelCom’s fixed operations in CIS, excluding intersegment eliminations, were US$225.1 million during 2008, representing an increase of 57.0% from US$143.4 million in 2007.

Mobile service revenues in Russia

OJSC VimpelCom’s mobile service revenues in Russia increased by 19.4% to US$7,264.3 million during 2008 from US$6,082.5 million during 2007. These revenues include revenue from airtime charges from contract and prepaid subscribers, monthly contract fees, interconnect fees from other mobile and fixed-line operators, charges from value added services and roaming charges.

During 2008, OJSC VimpelCom generated US$4,842.7.million of its services revenues from airtime charges from mobile contract and prepaid subscribers and monthly contract fees, or 65.7% of net operating revenues in mobile Russia, compared to US$4,124.0 million, or 67.7% of net operating revenues in mobile Russia operations in 2007. The increase was primarily related to increased traffic on OJSC VimpelCom’s mobile network.

During 2008, OJSC VimpelCom generated US$1,074.0 million of its service revenues from interconnect revenues, or 14.6% of net operating revenues in mobile Russia, compared to US$851.3 million, or 14.0% of net operating revenues in mobile Russia operations in 2007. The increase in OJSC VimpelCom’s interconnect revenues in 2008 was also due to increased inbound traffic on its network.

During 2008, OJSC VimpelCom generated US$898.9 million of its mobile service revenues from value added services, or 12.2% of total net operating revenues in mobile Russia, compared to US$736.4 million, or 12.1% of net operating revenues in 2007. The increase in OJSC VimpelCom’s mobile value added services revenues was primarily due to launch of Ring Back Tone and traffic sharing and also due to increased revenue from SMS.

During 2008, OJSC VimpelCom generated US$428.2 million of its service revenues from roaming fees generated by its Russian subscribers and roaming fees received from other mobile services operators for providing roaming services to their subscribers, or 5.8% of Russia mobile net operating revenues, compared to US$340.2 million and 5.6%, respectively, for 2007. These increases were primarily due to improved and expanded network coverage and increased roaming activity due to increased travel by OJSC VimpelCom’s subscribers and persons roaming on its network.

Mobile service revenues in CIS

OJSC VimpelCom’s mobile service revenues in CIS increased by 38.3% to US$1,316.4 million during 2008 from US$951.6 million during 2007. These revenues include revenue from airtime charges from contract and prepaid subscribers, monthly contract fees, interconnect fees from other mobile and fixed-line operators, charges from value added services and roaming charges.

During 2008, OJSC VimpelCom generated US$891.7 million of its services revenues from airtime charges in CIS from mobile contract and prepaid subscribers and monthly contract fees, which represented 67.7% of OJSC VimpelCom’s CIS mobile net operating revenues, compared to US$648.2 million, or 69.9% of net operating revenues in 2007. The increase was primarily related to revenue growth in Kazakhstan, Uzbekistan and Ukraine due to increased traffic on OJSC VimpelCom’s mobile network.

During 2008, OJSC VimpelCom generated US$230.3 million of its service revenues from interconnect revenues, or 17.5% of net operating revenues in CIS mobile, compared to US$161.9 million, or 17.0% of net operating revenues in CIS mobile in 2007. The increase in OJSC VimpelCom’s interconnect revenues in 2008 was also due to increased subscriber base and volume of inbound traffic terminated on OJSC VimpelCom’s network in CIS.

OJSC VimpelCom’s revenues from value added services in the CIS increased by 43.1% in 2008 compared to 2007. During 2008, OJSC VimpelCom generated US$140.2 million of its mobile service revenues from value added services in CIS, or 10.7% of its CIS mobile net operating revenues, compared to US$98.0 million and 10.6%, respectively, for 2007. The increase is primarily attributable to increased consumption of value added services in Kazakhstan and Uzbekistan.

During 2008, OJSC VimpelCom generated US$51.5 million of its service revenues from roaming revenues generated by its subscribers and subscribers roaming fees received from other mobile services operators for providing roaming services to their subscribers or 3.9% of CIS mobile net operating revenues, compared to US$41.5 million and 4.3%, respectively, for 2007. These increases were primarily due to improved and expanded network coverage, an increase roaming activity due to an increased travel by OJSC VimpelCom’s subscribers and persons roaming on its network.

Revenues from sales of equipment and accessories

In Russia mobile OJSC VimpelCom’s revenues from sales of equipment and accessories during 2008 increased by 1,452.3% to US$100.9 million from US$6.5 million during 2007, primarily as a result of sales of iPhones in the fourth quarter of 2008 and USB modems in the second half of the year.

OJSC VimpelCom did not derive a significant amount of revenue from sales of equipment and accessories in the CIS during 2008 and 2007.

Fixed revenues

In 2008, fixed net operating revenues in Russia, including intersegment revenues, amounted to US$1,429.5 million. US$688.0 million of fixed revenues were generated from OJSC VimpelCom’s business operations, US$586.6 million from wholesale operations and US$154.7 million from residential operations.

OJSC VimpelCom’s fixed net operating revenues in CIS, including intersegment revenues, increased by 90.2% to US$272.7 million in 2008 from US$143.4 million in 2007. The increase was due to acquisition of Golden Telecom companies in Ukraine, Kazakhstan and Uzbekistan.

Operating Expenses

OJSC VimpelCom’s consolidated total operating expenses increased by 52.7% to US$7,581.0 million during 2008 from US$4,964.9 million during 2007 mainly due to addition of operating expenses of Golden Telecom which was acquired in February 2008.

Total operating expenses in OJSC VimpelCom’s mobile operations in Russia increased by 14.7% to US$4,704.4 million during 2008 from US$4,101.8 million during 2007 in line with revenue growth. The increase related to growth in service cost, more intensive marketing and sales activities applied in 2008, and costs of 3G handsets sales launched during the fourth quarter.

Operating expenses in OJSC VimpelCom’s mobile operations in CIS increased by 64.6% to US$1,233.2 million during 2008 from US$749.2 million during 2007. This increase is higher than the operating revenue increase of 38.1% primarily due to the increased expenses in Ukraine resulting from recognition of one-off impairment charges of goodwill and certain long-lived assets and increased service costs in 2008.

Total operating expenses in OJSC VimpelCom’s fixed operations in Russia amounted to US$1,620.7 million in 2008. Operating expenses in OJSC VimpelCom’s fixed operations in the CIS increased by 95.0% to US$248.8 million during 2008, from US$127.6 million in 2007. The increase was caused by integrating Golden Telecom’s fixed operations in CIS countries.

Service costs. OJSC VimpelCom’s service costs increased by 72.8% to US$2,262.6 million during 2008 from US$1,309.3 million during 2007. As a percentage of net operating revenues, OJSC VimpelCom’s service costs increased to 22.4% during 2008 from 18.3% during 2007.

Service costs in Russia mobile operations increased by 33.1% to US$1,385.8 million in 2008 from US$1,040.9 million in 2007. The increase was caused by growth in interconnect cost due to growth in international traffic.

Service costs in CIS mobile were US$390.6 million in 2008, which was 57.3% higher than US$248.3 million in 2007. This is higher than service revenue increase of 38.3% primarily due to increased service costs in Ukraine resulting from active sales of new tariffs with unlimited minutes of usage. Service costs in Russia fixed operations were US$663.0 million and amounted to 29.3% of OJSC VimpelCom’s consolidated service costs in 2008. Service costs in CIS fixed operations were US$87.2 million in 2008, which was US$55.1 million higher than US$32.1 million in 2007. The increase in CIS service costs was caused by integration of Golden Telecom operations in 2008.

Cost of equipment and accessories. OJSC VimpelCom’s consolidated cost of equipment and accessories increased by 1,646.6% to US$101.3 million during 2008 from US$5.8 million during 2007. This increase was primarily due to sales of iPhones and USB modems in the second half of 2008 and sales of fixed equipment due to consolidation of Golden Telecom results. OJSC VimpelCom’s cost of equipment and accessories as a percentage of net operating revenues increased to 1.0 % during 2008 compared to 0.1% during 2007.

Cost of equipment and accessories in Russia mobile operations reached US$95.2 million in 2008, which represented 94.0% of consolidated costs of equipment and accessories. Cost of equipment and accessories in CIS mobile was US$0.1 million in 2008 and immaterial in 2007.

Cost of equipment and accessories in Russia fixed operations reached US$5.5 million in 2008 or 5.4% of consolidated costs of handsets and accessories. Cost of equipment and accessories in CIS fixed operations was US$0.6 million in 2008. The cost of equipment and accessories in CIS fixed segment in 2007 was immaterial.

Selling, general and administrative expenses. OJSC VimpelCom’s consolidated selling, general and administrative expenses increased by US$632.2 million or by 28.7% to US$2,838.5 million during 2008 from US$2,206.3 million during 2007 mainly due to the consolidation of Golden Telecom results.

Selling, general and administrative expenses in Russia mobile operations increased by US$74.2 million or by 3.9% to US$1,977.6 million in 2008 from US$1,903.4 million in 2007. However, as a percentage of net operating revenues they declined to 26.8% in 2008 from 31.2% in 2007. General and administrative expenses declined by US$176.3 million in 2008. The reduction is explained mainly by a reversal in stock–price based compensation plans expenses which resulted in US$123.7 million gain in 2008 compared to US$208.3 million expense in 2007. Without these expenses selling, general and administrative expenses in Russia mobile grew mostly in line with revenue growth.

Selling, general and administrative expenses in CIS mobile operations were US$377.4 million in 2008, which was 39.4% higher than US$270.7 million in 2007. In 2008 US$166.1 million were general and administrative expenses, US$73.7 million were spent on technical support and US$137.6 million were spent on sales and marketing.

Selling, general and administrative expenses in Russia fixed operations were US$412.5 million in 2008, which represented 14.5% of consolidated SG&A expenses in 2008. Of this amount US$336.5 million were general and administrative expenses, US$47.7 million were spent on technical support and US$28.3 million were spent on sales and marketing.

In CIS fixed operations, selling, general and administrative expenses amounted to US$70.9 million in 2008, an increase of US$37.0 million compared to US$33.9 million in 2007. In 2008, US$56.4 million were general and administrative expenses, US$9.7 million were spent for technical support and US$4.7 million were spent on sales and marketing.

Depreciation and amortization expense. OJSC VimpelCom’s consolidated depreciation and amortization expense increased by 35.3% to US$1,881.2 million in 2008 from US$1,390.6 million during 2007. The overall increase in depreciation and amortization expense was due primarily to continuing capital expenditures in Russia and CIS coupled with the consolidation of Golden Telecom.

Depreciation and amortization expense in Russia mobile operations increased by 8.6% to US$1,204.7 million in 2008 from US$1,109.0 million in 2007. In CIS mobile operations they were US$368.3 million in 2008, which was 67.2% higher than US$220.3 million in 2007. The increase was connected with significant capital expenditures in 2008 and second half of 2007 and recognition of assets revaluation in Kazakhstan as a result of purchase price allocation on acquisition of additional share in KaR-Tel in July 2008.

Depreciation and amortization expense in fixed operations in Russia was US$219.4 million in 2008. It was US$88.5 million in CIS fixed operations in 2008, which was 44.6% higher than US$61.2 million in 2007.

Write offs and impairments. In 2008 OJSC VimpelCom wrote down US$37.6 million related to DVB-H and DVB-T licenses and recognized a US$90.1 million mobile goodwill and long lived assets impairment loss for Ukraine, and US$315.0 million fixed goodwill impairment loss for Russia.

Provision for doubtful accounts. OJSC VimpelCom’s consolidated provision for doubtful accounts increased by 3.4% to US$54.7 million during 2008 from US$52.9 million during 2007. As a percentage of net operating revenues, provision for doubtful accounts decreased to 0.5% in 2008 compared to 0.6% in 2007 due to the reduction in negative balances of prepaid subscribers.

In 2008, provisions for doubtful accounts in Russia mobile declined by 4.0% to US$41.1 million from US$42.8 million in 2007 and also declined in CIS mobile by 31.6% to US$ 6.7 million from US$9.8 million in 2007.

In Russia fixed segment, provisions for doubtful accounts were US$5.3 million in 2008. In CIS fixed operations, they were US$1.6 million in 2008 compared to US$0.4 million in 2007.

Operating Income

Primarily as a result of the foregoing, OJSC VimpelCom’s consolidated operating income increased by 14.9% to US$2,536.0 million during 2008 from US$2,206.2 million during 2007. Partly this increase is due to a reversal in stock–price based compensation plan expenses which resulted in US$119.3 million gain in 2008 compared to US$208.3 million expense in 2007. Other than that, OJSC VimpelCom’s total operating income in 2008 stayed stable despite the negative effect of impairment loss in the fourth quarter 2008 in amount of US$442.7 million.

During 2008, OJSC VimpelCom’s operating income in Russia mobile operations grew by 33.9% to US$2,667.4 million compared to US$1,991.8 million during 2007. This growth in Russia was partly helped by the reversal in stock–price based compensation plan expenses discussed in the preceding paragraph and also was the result of the increase in revenues as well as management’s efforts to control costs.

OJSC VimpelCom’s operating income in CIS mobile operations declined by 58.8% to US$81.8 million in 2008 from 198.6 million in 2007. The decline was mainly due to an operating loss of US$176.0 million in Ukraine in 2008, caused primarily by the impairment charges recorded in 2008 and expenses associated with significant growth of advertising expenses due to active sales and subscriber base growth.

During 2008, OJSC VimpelCom had an operating loss in its fixed operations in Russia which amounted to US$191.2 million due to impairment charge of US$315.0 million. Operating income in CIS fixed was US$23.9 million, an increase of 51.3% from US$15.8 million in 2007 primarily due to acquisition of Golden Telecom companies in CIS.

Other Income and Expenses

Consolidated interest expense. OJSC VimpelCom’s interest expense increased 154.4% to US$495.6 million during 2008 from US$194.8 million during 2007. The increase in OJSC VimpelCom’s interest expense during this period was primarily attributable to an increase in the overall amount of its debt during 2008 from US$2,766.6 million to US$8,442.9 million.

Consolidated Foreign currency exchange gain/loss. OJSC VimpelCom recorded a US$1,142.3 million foreign currency exchange loss during 2008 as compared to a US$73.0 million foreign currency exchange gain during 2007. The depreciation of the Russian rouble against the U.S. dollar during 2008 resulted in a significant foreign exchange loss during 2008 from a corresponding revaluation of o OJSC VimpelCom’s U.S. dollar denominated financial liabilities under its loan agreements.

In order to reduce OJSC VimpelCom’s foreign currency risk, in November 2006, OJSC VimpelCom entered into a series of forward agreements to acquire US$972.7 million in Russian roubles to hedge its U.S. dollar denominated liabilities due in 2007 and the first quarter of 2008 (including a swap agreement in the principal amount of US$236.1 million).

In March and August 2007, OJSC VimpelCom entered into a series of forward agreements to acquire US$173.6 million in Russian roubles to hedge its short-term U.S. dollar denominated liabilities due in the first and second quarters of 2008 (including a zero-cost collar agreement in the principal amount of US$120.6 million).

In August 2006, OJSC VimpelCom entered into a forward agreement to acquire US$110.0 million in Kazakh tenge to hedge financial liabilities of KaR-Tel. In October 2006, the forward agreement was restructured into a swap agreement in a principal amount of US$100.0 million to purchase U.S. dollars for Kazakh tenge at the fixed rate of 122.64 Kazakh tenge per U.S. dollar and transfer OJSC VimpelCom’s floating U.S. dollar interest rate loans to a fixed Kazakh tenge loan with an interest rate of 9.9%. As of December 31, 2007, OJSC VimpelCom had a swap agreement to purchase U.S. dollars for Kazakh tenge with principal amount of US$90.3 million. In March 2008, these swap agreements were terminated due to changes in Kartel-EBRD loan agreement.

In March and October 2008, OJSC VimpelCom entered into a series of zero-cost collar agreements to acquire US$1,495.4 million in Russian roubles to hedge its U.S. dollar denominated liabilities due in 2008 and the first, second and third quarters of 2009.

In March 2009, OJSC VimpelCom entered into a series of forward agreements to acquire US$166.7 million in Russian roubles to hedge its short-term U.S. dollar denominated liabilities due in the fourth quarter of 2009.

The net foreign exchange gains of US$120.1 million and US$39.3 million, for the years ended December 31, 2008 and 2007, respectively, net other losses of US$5.5 million and US$2.2 million for the years ended December 31, 2008 and 2007, respectively, were included in the accompanying consolidated statements of income and related to the change in fair value of derivatives.

Consolidated Income tax expense. OJSC VimpelCom’s income tax expense decreased 48.8% to US$303.9 million during 2008 from US$593.9 million during 2007. The decrease in income taxes was primarily due to lower income before taxes in 2008 and the benefit of the change in the Russian and Kazakh income tax rates as it relates to deferred income taxes. OJSC VimpelCom’s effective income tax rate of 34.1% during 2008 was higher than its effective income tax rate of 28.0% in 2007 primarily due to tax non-deductible impairment loss and loss from associates.

Net income attributable to OJSC VimpelCom and net income attributable to OJSC VimpelCom per share. In 2008, OJSC VimpelCom’s net income attributable to OJSC VimpelCom was US$524.3 million, or US$10.32 per common share (US$0.52 per ADS), compared to US$1,462.7 million or US$28.78 per common share (US$1.44 per ADS) during 2007. In 2008, OJSC VimpelCom reported diluted net income attributable to OJSC VimpelCom of US$10.32 per common share (US$0.52 per ADS), compared to diluted net income attributable to OJSC VimpelCom of US$28.78 per common share (US$1.44 per ADS) during 2007.

Liquidity and Capital Resources

Consolidated Cash Flow Summary

The following table shows OJSC VimpelCom’s cash flows for years ended December 31, 2007, 2008 and 2009:

	Year Ended December 31,
	2007	2008	2009
	(US$ in millions)
Consolidated Cash Flow
Net cash provided by operating activities	3,037.7	3,421.9	3,512.8
Net cash (used in)/provided by financing activities	(193.7)	3,750.9	(1,545.4)
Net cash used in investing activities	(2,234.6)	(7,177.2)	(1,433.5)
Effect of exchange rate changes on cash and cash equivalents	49.8	(84.6)	(1.7)
Net increase/(decrease) in cash and cash equivalents	659.2	(89.0)	532.3

During the years ended December 31, 2007, 2008 and 2009, OJSC VimpelCom generated positive cash flow from its operating activities and negative cash flow from investing activities. Cash flow from financing activities was negative during 2007, positive during 2008 and negative during 2009. The negative cash flow from financing activities during the year ended December 31, 2009 was mostly due to repayments of OJSC VimpelCom’s existing debt facilities, which exceeded new borrowings, and payment of cash dividends of US$315.6 million (including related withholding tax). The positive cash flow from financing activities during 2008 was primarily the result of the receipt of proceeds from a US$1,500.0 million bridge term loan facility entered into on February 8, 2008 and refinanced by the issuance of US$2,000.0 million limited-recourse loan participation notes by VIP Finance Ireland Limited on April 30, 2008, a US$2,000.0 million syndicated term loan facility entered into on February 8, 2008 and a US$750.0 million loan facility signed with Sberbank on February 14, 2008. The negative cash flow from financing activities during 2007 was primarily the result of repayments of OJSC VimpelCom’s existing debt facilities and its payment of cash dividends of US$331.9 million (including related withholding tax).

As of December 31, 2009, OJSC VimpelCom had negative working capital of US$447.7 million, compared to negative working capital of US$1,407.8 million as of December 31, 2008. Working capital is defined as current assets less current liabilities. The decrease in OJSC VimpelCom’s working capital deficit as of December 31, 2009, was mainly due to the increase in its cash and cash equivalents balance to US$1,446.9 million as of December 31, 2009 from US$914.7 million as of December 31, 2008, and a decrease in accounts payable to US$545.7 million as of December 31, 2009 from US$896.1 million as of December 31, 2008.

OJSC VimpelCom’s working capital is monitored on a regular basis by management. OJSC VimpelCom’s management expects to repay its debt as it becomes due from its operating cash flows or through additional borrowings. Short term borrowing payments are split during the year, and the majority of OJSC VimpelCom’s short term borrowings become due in the first and the third quarters of 2010. OJSC VimpelCom’s management expects to make these payments as they become due. OJSC VimpelCom’s management believes that its working capital is sufficient to meet its present requirements.

Operating Activities

During 2009, net cash provided by operating activities was US$3,512.8 million, a 2.7% increase over the US$3,421.9 million of net cash provided by operating activities during 2008, which, in turn was a 12.6% increase over the US$3,037.7 million of net cash provided by operating activities during 2007. The improvement in net cash provided by operating activities during 2009 as compared to 2008 was primarily the result of an increase in net income to US$1,117.3 million in 2009 from US$587.3 million in 2008 and working capital management.

Financing Activities

During 2009, OJSC VimpelCom repaid approximately US$2,432.9 million of indebtedness.

The following table provides a summary of OJSC VimpelCom’s outstanding indebtedness with an outstanding principal balance exceeding US$10.0 million as of December 31, 2009. Many of the agreements relating to this indebtedness contain various restrictive covenants, including change of control restrictions and financial covenants. In addition, certain of these agreements subject OJSC VimpelCom’s subsidiaries to restrictions on their ability to pay dividends or repay debts to OJSC VimpelCom. For additional information on this indebtedness, please refer to the notes to the OJSC VimpelCom Financial Statements included elsewhere in this prospectus.

Borrower	Type of debt/lender	Interest rate	Outstanding debt (in millions)	Maturity date	Guarantor	Security
OJSC VimpelCom	Syndicated loan from ABN AMRO Bank N.V., Barclays Capital, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc, ING Bank N.V. and UBS Limited	3 months LIBOR plus 2.5%(1)	US$1,170.0	February 8, 2011	None	None

OJSC VimpelCom	Loan from VIP Finance Ireland (funded by the issuance of loan participation notes by VIP Finance Ireland)	9.125%	US$1,000.0	July 19, 2018	None	None

OJSC VimpelCom	Loan from VIP Finance Ireland (funded by the issuance of loan participation notes by VIP Finance Ireland)	8.375%	US$800.6	April 30, 2013	None	None

Borrower	Type of debt/lender	Interest rate	Outstanding debt (in millions)	Maturity date	Guarantor	Security
OJSC VimpelCom	Loan from Syndicate of Banks Syndicated loan from the Bank of Tokyo-Mitsubishi UFJ, LTD., Barclays Capital, BNP Paribas, Commerzbank Aktiengesellschaft, Standard Bank PLC, Sumitomo Mitsui Banking Corporation Europe Limited, WestLB AG, London Branch, EDC, Nordea Bank AB, ZAO Citibank	3 months EURIBOR plus 3.3%(1)	US$632.4 (€ 440.8)	October 15, 2011	None	None

OJSC VimpelCom	Loan from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.)	8.25%	US$600.0	May 22, 2016	None	None

OJSC VimpelCom	Loan from Sberbank	13.0%	US$591.4 (RUB 17,886.4)	February 13, 2013	None	None

OJSC VimpelCom	Loan from VC-Invest (funded by the RUR denominated bonds by VC-Invest)	15.2%	US$330.6 (RUB 10,000.0)	July 12, 2011	OJSC VimpelCom	None

OJSC VimpelCom	Loan from VC-Invest (funded by the RUR denominated bonds by VC-Invest)	9.05%	US$330.6 (RUB 10,000.0)	July 19, 2013	OJSC VimpelCom	None

OJSC VimpelCom	Loan from Sberbank	15.0%	US$330.6 (RUB 10,000.0)	April 30, 2013	None	None

OJSC VimpelCom	Loan from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.)	8.0%	US$278.5	February 11, 2010	None	None

OJSC VimpelCom	Loan from Sberbank	16.25%	US$264.5 (RUB 8,000.0)	December 27, 2011	None	None

OJSC VimpelCom	Loan from Sberbank	11.0%	US$250.0	December 27, 2012	None	Telecomm- unications equipment

Sovintel	Syndicated loan from Citibank N.A., Bahrain ING BANK (EURASIA) ZAO Banca Intesa Bayerische Landesbank Commerzbank (Eurasija) SAO Export Development Canada HSBC Bank Plc HVB Banque Luxembourg Société Anonyme Bank Austria Creditanstalt AG KfW, Frankfurt Skandinaviska Enskilda Banken AB Bank WestLB Vostok (ZAO) BNP Paribas IKB Deutsche Industriebank AG Closed Joint Stock Company International Moscow Bank VTB Bank (Deutschland) AG	3 months LIBOR plus 2.0%	US$190.4	January 25, 2012	OJSC VimpelCom	None

Borrower	Type of debt/lender	Interest rate	Outstanding debt (In millions)	Maturity date	Guarantor	Security

OJSC VimpelCom	Loan from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.)	8.375%	US$184.8	October 22, 2011	None	None

OJSC VimpelCom	Loans from Bayerische Hypo und Vereinsbank AG	AB SEK Rate plus 0.75%	US$90.3	June 15, 2016	EKN	None

OJSC VimpelCom	Loan from HSBC Bank plc	6 month MOSPRIME plus 0.08%	US$46.7	March 28, 2014	EKN	None

OJSC VimpelCom	Loan arranged by Citibank, N.A.	LIBOR plus 0.1%	US$44.7	November 7, 2012	Euler Hermes Kreditversicherungs (Hermes)	None

OJSC VimpelCom	Loan from SvenskaHandelsbanken	LIBOR plus 0.325%	US$42.7	November 30, 2012	Swedish Export Credits Guarantee Board (EKN)	None

Investelectrosvyaz	Cisco Capital	16.0%	US$42.6 (RUB 1,410.0)	July 2012	OJSC VimpelCom	Telecom equipment

KaR-Tel	Loan from Bayerische Landesbank	LIBOR plus 0.38%	US$28.4	December 27, 2012	Hermes Export Credit Agency	None

URS	Loan arranged by Standard Bank Plc, SMBCE and VTB Bank Europe plc	LIBOR plus 1.15%	US$20.0	March 26, 2010	OJSC VimpelCom	None

Sotelco	Loan from China Construction Bank	LIBOR plus 2.1%	US$19.4	June 2016	Sinosure	None

OJSC VimpelCom	Loan from Svenska Handelsbanken	LIBOR plus 0.325%	US$14.9	May 20, 2011	EKN	None

Unitel	Equipment financing agreement with Huawei	8.0%	US$14.6	Various dates through 2010	None	Network equipment

Other loans, equipment financing and capital lease obligations	—	—	US$34.3	—	—	—

(1)	Interest rate was increased by 1.00% p.a. for 12 month period starting from effective date of the Amendment Agreements (May 6, 2009 and May 5, 2009, respectively).

2010

On January 12, 2010, LLC VimpelCom-Invest, OJSC VimpelCom’s consolidated Russian subsidiary, determined the interest rate for the fourth and subsequent payment periods on its Russian rouble-denominated bonds at 9.25%. The bonds were issued on July 25, 2008 in an aggregate principal amount of RUB 10.0 billion (US$427.7 million at the exchange rate as of July 25, 2008). Bondholders had the right to put their bonds to VimpelCom-Invest through January 22, 2010, in accordance with the original terms of the bonds. On January 26, 2010, VimpelCom-Invest repurchased an aggregate principal amount of RUB 6.1 billion (or approximately US$201.3 million at the exchange rate as of January 26, 2010) from bondholders who exercised their right to sell the bonds. All of the repurchased bonds were re-sold in the market by VimpelCom-Invest as of February 24, 2010.

OJSC VimpelCom may from time to time seek to retire or purchase its outstanding debt through cash purchases and/or exchanges for new debt securities in open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, OJSC VimpelCom’s liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

Investing Activities

OJSC VimpelCom’s investing activities included payments related to the purchase of equipment, telephone line capacity, buildings and other assets as a part of the ongoing development of its mobile networks and fixed-line business. In 2009, OJSC VimpelCom’s total payments for purchases of property and equipment, intangible assets, software and other non-current assets were approximately US$932.4 million, compared to US$2,444.6 million during 2008 and US$1,690.7 million during 2007. In 2009, OJSC VimpelCom did not have any payments in respect of acquisitions, compared to US$4,134.6 million during 2008 and US$301.3 million during 2007.

Acquisitions and dispositions

OJSC VimpelCom’s significant acquisitions and dispositions from 2007, 2008 and 2009 are summarized below.

In April 2007, OJSC VimpelCom entered into an agreement to sell a 33.3% ownership interest in its wholly-owned subsidiary, Freevale Enterprises, for a sale price of US$20.0 million. Freevale owns 21.0% of Unitel. The sale effectively represents 7.0% of Unitel. The transaction was finalized on June 14, 2007. In connection with this agreement, the purchaser granted OJSC VimpelCom an option to acquire the entire remaining interest held by the purchaser and, simultaneously, OJSC VimpelCom granted the purchaser an option to sell to OJSC VimpelCom the entire remaining interest held by the purchaser.

On April 18, 2007, OJSC VimpelCom acquired the remaining 10.0% of ArmenTel that the Government of Armenia had owned. The purchase price of the additional 10.0% was US$55.9 million, which constitutes approximately 1/9th of the final price paid by OJSC VimpelCom for the 90.0% of the shares of ArmenTel when it acquired ArmenTel in November 2006. In addition, in the third quarter of 2007, OJSC VimpelCom paid a purchase price adjustment of approximately US$0.7 million, representing 10.0% of the undistributed net profit of ArmenTel for the period from December 1, 2006 to March 31, 2007.

On August 13, 2007, OJSC VimpelCom acquired Closed Joint Stock Company “Corporation Severnaya Korona,” which holds GSM 900/1800 and D-AMPS licenses covering the Irkutsk Region. OJSC VimpelCom acquired 100.0% of the shares of Severnaya Korona for approximately US$235.5 million. At the time of its acquisition, Severnaya Korona had approximately 571,000 subscribers.

On December 21, 2007, two of OJSC VimpelCom’s subsidiaries and Golden Telecom, a leading provider of fixed-line telecommunications and Internet services in major population centers throughout Russia and other countries in the CIS, signed a definitive merger agreement pursuant to which an indirect wholly-owned subsidiary of OJSC VimpelCom commenced a tender offer on January 18, 2008, to acquire 100.0% of the outstanding shares of Golden Telecom’s common stock at a price of US$105.0 per share in cash. The initial tender offer period and subsequent tender offer period closed on February 26, 2008, with 94.4% of the outstanding shares of Golden Telecom’s common stock being tendered. On February 28, 2008, OJSC VimpelCom’s indirect wholly owned subsidiary was merged with and into Golden Telecom, and Golden Telecom became OJSC VimpelCom’s indirect wholly owned subsidiary. The total purchase price for 100.0% of the shares of Golden Telecom was US$4,316.2 million. In connection with the merger, the outstanding and unvested employee stock options and stock appreciation rights relating to Golden Telecom’s common stock were converted into the right to receive US$105.0 in cash, less the exercise price relating to such options, and US$53.8 in cash less the exercise price relating to such rights, respectively. The right to receive such payments continues to vest in accordance with the original vesting schedules for such options and rights respectively.

On June 11, 2008, OJSC VimpelCom increased its share of ownership in Closed Joint Stock Company Cortec (referred to in this prospectus as Corbina Telecom), a 51.0% subsidiary of Golden Telecom, by acquiring the remaining 49.0% from Inure Enterprises Ltd. for US$404.0 million and US$4.2 million of costs related to acquisition. As a result of this transaction, OJSC VimpelCom and its subsidiary together now own 100.0% of the shares of Corbina Telecom. The step acquisition was recorded under the purchase method of accounting. OJSC VimpelCom’s financial results reflect the allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed, and as such, OJSC VimpelCom has assigned US$68.1 million to intangible assets which will be amortized over a weighted average period of approximately 12 years, recording of a deferred tax liability in the amount of US$17.3 million and adjusted minority interest by US$40.4 million. The total fair value of identifiable net assets acquired amounted to US$95.3 million. The excess of the acquisition cost over the fair value of identifiable net assets of Corbina Telecom amounted to US$312.9 million and was assigned to Russia fixed reporting unit.

On July 8, 2008, OJSC VimpelCom and its wholly owned direct subsidiary, Ararima Enterprises Limited (Cyprus), signed a Joint Venture and Shareholders Agreement to establish a mobile telecommunications joint venture in Vietnam under the name of GTEL-Mobile Joint Stock Company. The other participants in GTEL-Mobile are Global Telecommunications Corporation (referred to in this prospectus as GTEL), a Vietnamese state-owned enterprise, and GTEL TSC, a subsidiary of GTEL. Subject to the conditions contained in the joint venture agreement and in accordance with the Vietnamese investment laws, Ararima received a 40.0% voting and economic interest in GTEL-Mobile in consideration for an equity investment of US$266.6 million that has been paid in full. GTEL and GTEL TSC have equity interests in GTEL-Mobile of 51.0% and 9.0%, respectively. GTEL-Mobile has received all of the regulatory approvals required under the joint venture agreement, including the registration of the GTEL-Mobile’s GSM license and related frequencies.

On July 16, 2008, OJSC VimpelCom through Ararima acquired an indirect 90.0% voting and economic interest in the Cambodian company Sotelco Ltd., which holds a GSM 900/1800 license and related frequencies for the territory of Cambodia. The transaction was made through the purchase of 90.0% of Sotelco’s parent company, Atlas Trade Limited (BVI) for US$28.0 million from Altimo, a related party of OJSC VimpelCom. The remaining 10.0% of Atlas is owned by a local partner, a Cambodian entrepreneur. OJSC VimpelCom has also acquired a call option to purchase the 10.0% interest of the local partner. The acquisition of Sotelco Ltd. was accounted for as an asset purchase of the telecom license through a variable interest entity. On acquisition, OJSC VimpelCom allocated approximately $41.6 million to license, $8.3 million to deferred tax liability and $5.1 million to noncontrolling interest.

On October 23, 2008, OJSC VimpelCom through its subsidiary Ararima acquired 49.9% of the outstanding shares of Morefront Holdings Ltd. from Rambert Management Ltd. for approximately US$226.0 million. Morefront owns 100.0% of the Euroset Group. As part of the transaction, OJSC VimpelCom has agreed on put and call options exercisable after three years with respect to a further 25.0% less one share of Morefront owned by Rambert and call options exercisable in the event of a change of control over Rambert or a deadlock, in each case with respect to all remaining shares of Morefront owned by Rambert.

Other acquisitions and dispositions

On July 1, 2008, OJSC VimpelCom exercised its option to acquire an additional 25.0% less one share of Limnotex for US$561.8 million. Limnotex is the parent company of KaR-Tel, OJSC VimpelCom’s operating subsidiary in Kazakhstan. As a result of the exercise, OJSC VimpelCom’s overall direct and indirect share stake in Limnotex increased from 50.0% plus one share to 75.0%. The acquisition was recorded as step acquisition under the purchase method of accounting. OJSC VimpelCom’s financial results reflect the allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed, and as such, OJSC VimpelCom has assigned US$147.7 million to intangible assets which will be amortized over a weighted average period of approximately seven years, recording of a deferred tax liability in the amount of US$42.8 million and adjusted noncontrolling interest by US$153.9 million. The fair value of acquired identifiable net assets amounted to US$99.9 million. The excess of the acquisition cost over the fair market value of the identifiable net assets amounted to US$309.4 million. This amount was recorded as goodwill, was assigned to the Kazakhstan reporting unit and is subject to annual impairment tests. To ensure a path to complete ownership over KaR-Tel, in June 2008, OJSC VimpelCom amended its existing contractual arrangements with Crowell to include new put and call option arrangements with respect to the remaining 25.0% share in Limnotex held by Crowell. The put option was initially exercisable by Crowell between January 1, 2010 and December 31, 2010, at a price of US$550.0 million in the aggregate. The call option was initially exercisable by OJSC VimpelCom any time between the date of delivery of KaR-Tel’s 2008 audited financial statements and December 31, 2011, at a price determined by a fair value-based pricing mechanism. OJSC VimpelCom was required to exercise the call option in full by December 31, 2011. On May 29, 2009, the terms of the contractual redemption arrangements that had been agreed in June 2008 were further amended such that the put option is now exercisable between January 1, 2013 and December 31, 2013. The call option is now exercisable any time between the date of delivery of KaR-Tel’s 2011 financial statements and three years after that date, and OJSC VimpelCom is required to exercise the call option in full on a date which is after the delivery of KaR-Tel’s 2014 financial statements.

During the year 2008, OJSC VimpelCom completed several small acquisitions of fixed-line telecommunication operators in different regions of Russia with total consideration of US$32.2 million. The acquisitions were recorded under the purchase method of accounting. The fair value of acquired identifiable net assets of the acquired companies amounted to US$21.9 million and adjusted minority interest by US$11.7 million. The excess of the acquisition cost over the fair market value of the identifiable net assets amounted to US$10.3 million. This amount was recorded as goodwill and was mainly assigned to the Russia fixed reporting unit and is subject to annual impairment tests.

On September 16, 2009, OJSC VimpelCom signed an agreement for the acquisition of a 78.0% stake in Millicom Lao Co., Ltd., a mobile telecommunications operator with operations in the Lao PDR, from Millicom Holding B.V. (Netherlands) and Cameroon Holdings B.V. (Netherlands). The remaining 22.0% of Millicom Lao Co. is owned by the government of the Lao PDR, as represented by the ministry of finance. The purchase price for the acquisition will be determined on the completion date and will be based on an enterprise value of Millicom Lao Co. of US$102.0 million. Completion of the acquisition is subject to the satisfaction or waiver of certain conditions, including the receipt of regulatory approvals.

On December 30, 2009, LLC Golden Telecom (Ukraine) acquired 20.0% of the outstanding interests in its charter capital for total consideration of US$18.2 million. Payment of US$2.3 million of the total purchase price is subject to receipt of permission/license of the NBU.

Other investing activities

On February 13, 2008, OJSC VimpelCom advanced to Crowell a loan in the principal amount of US$ 350.0 million at the interest rate of 10.0% under a loan agreement as of February 11, 2008 (referred to in this prospectus as the Crowell Loan Agreement). The loan was secured by 25.0% of the shares of Limnotex, the parent company of KaR-Tel. The loan agreement was entered into after Crowell acquired the entire issued share capital of Menacrest Limited, which is the parent company of LLC Sky Mobile, a mobile operator in Kyrgyzstan. Crowell granted OJSC VimpelCom two call options over the entire issued share capital of Menacrest. The loan has been recorded in long-term loans receivable and related accrued interest of US$26.7 million in other current assets. On May 29, 2009, OJSC VimpelCom agreed to amend the terms of the Crowell Loan Agreement to extend the maturity until February 11, 2014. In addition, the security interest granted by Crowell to OJSC VimpelCom over 25.0% of the shares of Limnotex was replaced by a security interest over 100.0% of the shares of Menacrest.

Future Liquidity and Capital Requirements

Telecommunications service providers require significant amounts of capital to construct networks and attract subscribers. In the foreseeable future, OJSC VimpelCom’s further expansion will require significant investment activity, including the purchase of equipment and possibly the acquisition of other companies.

OJSC VimpelCom’s capital expenditures during 2009 were approximately US$814.1 million for the purchase of property and other long-lived assets compared to approximately US$2,570.8 million during 2008 and US$1,772.8 million during 2007. This decrease was mainly due to adverse economic conditions and historical traffic trends in response to which OJSC VimpelCom’s management took a conservative approach to capital investments and to internal targets for return on capital investments. The decline in 2009 capital expenditures in U.S. dollar reporting currency terms is also linked to the devaluation of the functional currencies of OJSC VimpelCom and most of its subsidiaries because it made some capital expenditures in functional currencies. OJSC VimpelCom’s capital expenditures do not include investments made through acquisition of interests in companies.

OJSC VimpelCom expects that its capital expenditures in 2010 will mainly consist of network roll-out for both 2G and 3G and maintenance expenditures. OJSC VimpelCom’s management expects its total capital expenditures in 2010 to be approximately 15.0-20.0% of its 2010 consolidated net operating revenues. In each of 2007, 2008 and 2009, OJSC VimpelCom’s capital expenditures were 24.7%, 25.4% and 9.4% of its consolidated net operating revenues, respectively. The actual amount of OJSC VimpelCom’s capital expenditures for 2010 will depend on market development and its performance.

OJSC VimpelCom’s management anticipates that the funds necessary to meet its current capital requirements and those to be incurred in the foreseeable future (including with respect to any possible acquisitions) will come from:

•	cash it currently holds;

•	operating cash flows;

•	export credit agency guaranteed financing;

•	borrowings under bank financings, including credit lines currently available to it;

•	syndicated loan facilities; and

•	debt financings from Russian and international capital markets.

OJSC VimpelCom’s management believes that funds from a number of these sources, coupled with cash on hand, will be sufficient to meet its projected capital requirements for the next twelve months. As of March 1, 2010, OJSC VimpelCom had US$58.5 million available to it under existing credit lines.

OJSC VimpelCom’s management expects positive cash flows from operations will continue to provide it with internal sources of funds. The availability of external financing is difficult to predict because it depends on many factors, including the success of OJSC VimpelCom’s operations, contractual restrictions, availability of guarantees from export credit agencies, the financial position of international and Russian banks, the willingness of international banks to lend to Russian companies and the liquidity of international and Russian capital markets. The actual amount of debt financing that OJSC VimpelCom will need to raise will be influenced by the actual pace of traffic growth over the period, network construction, OJSC VimpelCom’s acquisition plans and its ability to continue revenue growth and stabilize ARPU.

Contractual Obligations

As of December 31, 2009, OJSC VimpelCom had the following contractual obligations, including long-term debt arrangements, equipment financing, capital leases, and commitments for future payments under non-cancelable lease arrangements and purchase obligations. OJSC VimpelCom expects to meet its payment requirements under these obligations with cash flows from its operations and other financing arrangements. For information relating to OJSC VimpelCom’s outstanding indebtedness subsequent to December 31, 2009, see “– Financing Activities – 2010.”

	Payments due by period (in millions of U.S. dollars)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations:(1)
Long-term debt(2)	7,086.0	1,729.3	2,586.5	1,170.2	1,600.0
Equipment financing(3)	262.7	79.9	108.0	51.7	23.1
Capital lease obligations(3)	4.3	4.0	0.3	—	—
Non-cancelable lease obligations	71.6	14.0	21.6	12.3	23.8
Purchase obligations(4)	120.6	98.3	20.8	0.3	1.2
Other long-term liabilities	—	—	—	—	—

Total	7,545.2	1,925.5	2,737.1	1,234.4	1,648.1

(1)	Debt payments could be accelerated upon violation of debt covenants.
(2)

Long-term debt includes only principal amounts. For further information on interest rates on OJSC VimpelCom’s long-term debt, see “– Financing Activities” above. Loans from UBS (Luxembourg) S.A. and VIP Finance Ireland Ltd. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A. and VIP Finance Ireland Ltd., respectively) are included under long-term debt.

(3)	Amounts include principal and accrued interest.
(4)

Purchase obligations primarily include OJSC VimpelCom’s material contractual legal obligations for the future purchase of equipment and services. On August 13, 2008, OJSC VimpelCom entered into an agreement with Apple Sales International to purchase 1.5 million iPhone handsets under the quarterly purchase installments over a two year period beginning with commercial launch in the fourth quarter 2008. In 2008 and 2009, OJSC VimpelCom made 12.0% and 0.5% of its total purchase installment contemplated by the agreement, respectively. In January and February 2010, OJSC VimpelCom made 1.6% of its total purchase installment contemplated by the agreement. The amounts do not include OJSC VimpelCom’s obligation, if any, to purchase iPhones under its agreement with Apple as OJSC VimpelCom is unable to estimate the amount of such obligation.

Basis of Presentation of Financial Results

OJSC VimpelCom maintains its records and prepares its statutory financial statements in accordance with Russian accounting principles and tax legislation and in accordance with U.S. GAAP. OJSC VimpelCom’s subsidiaries outside of Russia record and prepare their statutory financial statements in accordance with local accounting principles and tax legislation and in accordance with U.S. GAAP. OJSC VimpelCom’s audited consolidated financial statements have been prepared in accordance with U.S. GAAP. They differ from OJSC VimpelCom’s financial statements issued for statutory purposes. The principal differences relate to:

•	revenue recognition;

•	recognition of interest expense and other operating expenses;

•	valuation and depreciation of property and equipment;

•	foreign currency translation;

•	deferred income taxes;

•	capitalization and amortization of telephone line capacity;

•	valuation allowances for unrecoverable assets;

•	stock based compensations;

•	business combinations; and

•	consolidation and accounting for subsidiaries.

The OJSC VimpelCom Financial Statements include the accounts of OJSC VimpelCom and its consolidated subsidiaries. All inter-company accounts and transactions have been eliminated. OJSC VimpelCom has used the equity method of accounting for companies in which OJSC VimpelCom has significant influence. Generally, this represents voting stock ownership of at least 20.0% and not more than 50.0%.

OJSC VimpelCom and its subsidiaries paid taxes computed on income reported for local statutory tax purposes. OJSC VimpelCom based this computation on local statutory tax rules, which differ substantially from U.S. GAAP. Certain items that are capitalized under U.S. GAAP are recognized under local statutory accounting principles as an expense in the year paid. In contrast, numerous expenses reported in the financial statements prepared under U.S. GAAP are not tax deductible under local legislation. As a consequence, OJSC VimpelCom’s effective tax charge was different under local tax rules and under U.S. GAAP.

Certain Factors Affecting OJSC VimpelCom’s Financial Position and Results of Operations

OJSC VimpelCom’s financial position and results of operations for 2009 as reflected in the OJSC VimpelCom Financial Statements have been influenced by the following additional factors:

Inflation

Russia has experienced periods of high levels of inflation since the early 1990s. In 2006, OJSC VimpelCom introduced a number of Russian rouble-denominated tariff plans, which could expose OJSC VimpelCom to additional inflationary risk. Inflation affects the purchasing power of OJSC VimpelCom’s mass market subscribers. For 2009, 2008 and 2007, Russia’s inflation rates were 8.8%, 13.3% and 11.9%, respectively. For 2009, 2008 and 2007, inflation rates in Ukraine were 12.3%, 22.3% and 16.6%, respectively, in Kazakhstan 6.2%, 9.5% and 18.8%, respectively, in Uzbekistan 7.4%, 7.8% and 6.8%, respectively, in Armenia 3.4%, 5.5% and 6.6%, respectively, in Tajikistan 5.0%, 11.8% and 19.7%, respectively, in Georgia were 3.0%, 5.5% and 11.0%, respectively, and in Cambodia 5.3%, 19.7% and 4.7%, respectively.

Foreign Currency Translation

The OJSC VimpelCom Financial Statements are presented in U.S. dollars. Amounts included in these financial statements were presented in accordance with SFAS No. 52 using the current rate method of currency translation with the U.S. dollar as the reporting currency.

Russia. The national currency of Russia is the Russian rouble. OJSC VimpelCom has determined that the functional currency for Russia is the Russian rouble. As of December 31, 2007, 2008 and 2009, the official CBR Russian rouble-U.S. dollar exchange rates were 24.5462, 29.3804 and 30.2442 Russian roubles per U.S. dollar, respectively. During 2009, the average Russian rouble-U.S. dollar exchange rate was 27.7% lower than the average Russian rouble-U.S. dollar exchange rate during 2008. During 2008, the average Russian rouble-U.S. dollar exchange rate was 2.9% higher than the average Russian rouble-U.S. dollar exchange rate during 2007.

Kazakhstan. The national currency of the Republic of Kazakhstan is the Kazakh tenge. OJSC VimpelCom has determined that the functional currency of its subsidiary in Kazkakhstan is the Kazakh tenge, as it reflects the economic substance of the underlying events and circumstances of the company. The Kazakh tenge is not a convertible currency outside Kazakhstan. As of December 31, 2007, 2008 and 2009, the official National Bank of Kazakhstan tenge-U.S. dollar exchange rates were 120.55, 120.77 and 148.36 Kazakh tenge per U.S. dollar, respectively. During 2009, the average Kazakh tenge-U.S. dollar exchange rate was 22.6% lower than the average Kazakh tenge-U.S. dollar exchange rate during 2008. During 2008, the average Kazakh tenge-U.S. dollar exchange rate was 1.8% higher than the average Kazakh tenge-U.S. dollar exchange rate during 2007.

Ukraine. The national currency of Ukraine is the Ukrainian hryvnia. OJSC VimpelCom has determined that the functional currency of its subsidiary in Ukraine is the Ukrainian hryvnia, as it reflects the economic substance of the underlying events and circumstances of the company. The Ukrainian hryvnia is not a convertible currency outside Ukraine. As of December 31, 2007, 2008 and 2009, the official NBU hryvnia-U.S. dollar exchange rates were 5.05, 7.70 and 7.98 Ukrainian hryvnia per U.S. dollar, respectively. During 2009, the average Ukrainian hryvnia-U.S. dollar exchange rate was 47.9% lower than the average hryvnia-U.S. dollar exchange rate during 2008. During 2008, the average Ukrainian hryvnia-U.S. dollar exchange rate was 4.3% lower than the average Ukrainian hryvnia-U.S. dollar exchange rate during 2007.

Tajikistan. The national currency of Tajikistan is the Tajik somoni. OJSC VimpelCom has determined that the functional currency of its subsidiary in Tajikistan is the U.S. dollar, as it reflects the economic substance of the underlying events and circumstances of the company. The Tajik somoni is not a convertible currency outside Tajikistan.

Uzbekistan. The national currency of Uzbekistan is the Uzbek sum. OJSC VimpelCom has determined that the functional currency of its subsidiary in Uzbekistan is the U.S. dollar, as it reflects the economic substance of the underlying events and circumstances of the company. The Uzbek sum is not a convertible currency outside Uzbekistan.

Armenia. The national currency of Armenia is the Armenian dram. OJSC VimpelCom has determined that the functional currency of its subsidiary in Armenia is the Armenian dram, as it reflects the economic substance of the underlying events and circumstances of the company. The Armenian dram is not a convertible currency outside Armenia. As of December 31, 2007, 2008 and 2009, the official Central Bank of Armenia Armenian dram-U.S. dollar exchange rates were 304.57, 306.73 and 377.89 Armenian drams per U.S. dollar, respectively. During 2009, the average Armenian dram-U.S. dollar exchange rate was 18.7% lower than the average Armenian dram-U.S. dollar exchange rate during 2008. During 2008, the average Armenian dram-U.S. dollar exchange rate was 10.6% higher than the average Armenian dram-U.S. dollar exchange rate during 2007.

Georgia. The national currency of Georgia is the Georgian lari. OJSC VimpelCom has determined that the functional currency of its subsidiary in Georgia is the Georgian lari, as it reflects the economic substance of the underlying events and circumstances of the company. The Georgian lari is not a convertible currency outside Georgia. As of December 31, 2007, 2008 and 2009, the official Georgian lari-U.S. dollar exchange rates were 1.5916, 1.6670 and 1.6858 lari per U.S. dollar, respectively. During 2009, the average Georgian lari-U.S. dollar exchange rate was 12.1% lower than the average Georgian lari-U.S. dollar exchange rate during 2008. During 2008, the average Georgian lari-U.S. dollar exchange rate was 10.8% higher than the average Georgian lari-U.S. dollar exchange rate during 2007.

Conversion of foreign currencies that are not convertible outside the applicable country to U.S. dollars or other foreign currency should not be construed as a representation that such currency amounts have been, could be, or will be in the future, convertible into U.S. dollars or other foreign currency at the exchange rate shown, or at any other exchange rates.

Critical Accounting Policies

The preparation of consolidated financial statements in conformity with U.S. GAAP requires estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual amounts may differ from these estimates. The following critical accounting policies require significant judgments, assumptions and estimates and should be read in conjunction with the OJSC VimpelCom Financial Statements.

Revenue Recognition

OJSC VimpelCom earns service revenues for usage of its cellular system, which include airtime charges from contract and prepaid subscribers, monthly contract fees, interconnect fees from other mobile and fixed-line operators, roaming charges and charges for value added services. Interconnect revenues include revenues from mobile and fixed-line operators that were earned from the services rendered for traffic termination from other operators. Roaming revenues include both revenues from OJSC VimpelCom’s customers who roam outside of their home country networks and revenues from other wireless carriers for roaming by their customers on OJSC VimpelCom’s network. Value added services include SMS, MMS, caller number identification, voice mail, call waiting, data transmission, mobile Internet, music downloads and other services. The cost of content revenue relating to value added services is presented net of related costs when OJSC VimpelCom acts as an agent of the content providers. Generally, these features generate additional revenues through monthly subscription fees or increased mobile usage through utilization of the features. Service revenue is generally recognized when the services (including value added services and roaming revenue) are rendered. Prepaid cards, used as a method of cash collection, are accounted as customer advances for future services. Prepaid cards do not have expiration dates but are subject to statutory expiration periods, and unused balances are added to service revenue when cards expire. OJSC VimpelCom also uses E-commerce systems, retail offices and agent locations as channels for receiving customer payments. Revenue from Internet services is measured primarily by the time spent by subscribers online using Internet services. Revenue from service contracts is accounted for when the services are provided. Payments from customers for equipment are not recognized as revenue until installation and testing are completed and accepted by the customer. Domestic Long Distance/International Long Distance (referred to in this prospectus as DLD/ILD) and zonal revenues are recorded gross or net depending on the contractual arrangements with the end-users. OJSC VimpelCom recognizes DLD/ILD and zonal revenues from local operators net of payments to these operators for interconnection and agency fees when local operators establish end-user tariffs and assume credit risk. Revenues are stated net of value added tax and sales tax charged to customers.

OJSC VimpelCom’s billing cycles’ cut-off times require it to estimate the amount of service revenue earned but not yet billed at the end of each accounting period. OJSC VimpelCom estimates its unbilled service revenue by reviewing the amounts subsequently billed and estimating the amounts relating to the previous accounting period based on the number of days covered by invoices and other relevant factors. Actual service revenues could be greater or lower than the amounts estimated due to the different usage of airtime in different days. OJSC VimpelCom has analyzed the potential differences and OJSC VimpelCom’s management believes that historically such differences have not been material.

In line with SEC Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” (ASC 605-10-S25-3, Revenue Recognition-Overall-SEC Recognition-Delivery and Performance), OJSC VimpelCom defers telecommunications connection fees. Deferred revenues are subsequently recognized over the estimated average customer lives under tariff plans, which provide for payment of connection fees and which are periodically reassessed by OJSC VimpelCom, and such reassessment may impact OJSC VimpelCom’s future operating results.

Long Lived Assets and Impairments

OJSC VimpelCom states its property and equipment at historical cost. OJSC VimpelCom depreciates its telecommunications equipment, including equipment acquired under capital leases, using the straight-line method over its estimated useful life of seven to nine years or the lease term, whichever is shorter. Fixed-line telecommunication equipment is depreciated using the straight-line method over its estimated useful life from three to twelve years. OJSC VimpelCom depreciates capitalized leasehold improvement expenses for base station positions using the straight-line method over the estimated useful life of seven years, or the lease term, whichever is shorter. OJSC VimpelCom depreciates buildings using the straight-line method over estimated useful lives of twenty years. Office and measuring equipment, vehicles and furniture are depreciated using the straightline method over estimated useful lives ranging from five to ten years. The actual economic lives may be different than OJSC VimpelCom’s estimated useful lives, thereby resulting in different carrying value of OJSC VimpelCom’s property and equipment. Changes in technology, OJSC VimpelCom’s intended use of property and equipment or issues related to OJSC VimpelCom’s ability to operate in an area due to licensing problems may cause the estimated useful lives or the value of these assets to change. OJSC VimpelCom performs periodic internal studies to confirm the appropriateness of the estimated useful economic lives of its property and equipment. These studies could result in a change in the depreciable lives of OJSC VimpelCom’s property and equipment and, therefore, its depreciation expense in future periods.

OJSC VimpelCom accounts for impairment of long-lived assets, except for goodwill, in accordance with the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (ASC 360-10, Property, Plant and Equipment – Overall). SFAS No. 144 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Impairment tests require estimates in respect of the grouping of long-lived assets. OJSC VimpelCom tests long-lived assets for impairment when there are indicators of impairment, such as: significant decrease in the market prices of long-lived assets, significant adverse change in the extent or manner in which long-lived assets are being used or in their physical condition, significant adverse change in legal factors or in the business climate that could affect the value of a long-lived assets, including an adverse action or assessment by a regulator, etc. The determination of whether there are impairment indicators requires judgment on OJSC VimpelCom’s behalf. The use of different assumptions in OJSC VimpelCom’s estimated future cash flows when determining whether the assets are impaired may result in additional impairment charge.

Goodwill and Intangible Assets

Intangible assets consist primarily of telecommunication licenses, customer relationships, telephone line capacity, goodwill and other intangible assets. OJSC VimpelCom capitalizes payments made to third party suppliers to acquire access to and for use of telephone lines (telephone line capacity). These payments are accounted for as intangible assets and are amortized on a straight-line basis over ten years. Telecommunication licenses are amortized on a straight-line basis within the estimated useful lives determined based on the management estimation of future economic benefits from these licenses. Customer relationships are amortized using pattern of consumption of economic benefit associated with them. Other intangible assets are amortized on a straight-line basis over their estimated useful lives, generally from four to ten years.

Goodwill represents the excess of consideration paid over the fair value of net assets acquired in purchase business combinations and is not amortized. OJSC VimpelCom has acquired identifiable intangible assets through its acquisition of interests in various enterprises. The cost of acquired entities at the date of acquisition is allocated to identifiable assets and the excess of the total purchase price over the amount assigned to identifiable assets is recorded as goodwill.

The actual economic lives of intangible assets may be different than OJSC VimpelCom’s estimated useful lives, thereby resulting in a different carrying value of its intangible assets with finite lives. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” OJSC VimpelCom continues to evaluate the amortization period for intangible assets with finite lives to determine whether events or circumstances warrant revised amortization periods. These evaluations could result in a change in the amortizable lives of OJSC VimpelCom’s intangible assets with finite lives and, therefore, OJSC VimpelCom’s amortization expense in future periods. Historically, OJSC VimpelCom has had no material changes in estimated useful lives of its intangible assets.

In accordance with ASC 350-10 (SFAS No. 142), OJSC VimpelCom tests goodwill for impairment on an annual basis. Additionally, goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of an entity below its carrying value. These events or circumstances would include, but are not limited to, a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business or other factors.

Goodwill impairment is evaluated using a two-step process. The first step involves a comparison of the estimated fair value of each of OJSC VimpelCom’s eight geographic reporting units to its carrying amount, including goodwill. In performing the first step, OJSC VimpelCom determines the fair value of a reporting unit in accordance with ASC 820, Fair Value Measurements and Disclosures (SFAS 157 Fair Value Measurement), using an income approach. When available and as appropriate, OJSC VimpelCom uses comparative market multiples to corroborate discounted cash flows results.

Determining fair value based on the income approach is based on the present value of estimated future cash flows from a market participant perspective, discounted at an appropriate risk-adjusted rate. The cash flows employed in the discounted cash flow (referred to in this prospectus as DCF) analyses are based on the most recent views of the medium and long-term outlook for each reporting unit considering market development, penetration and competitive environment in each geographic location and sub sector (fixed line, internet and mobile segments). The discount rates used in the DCF analyses are intended to commensurate with the risks and uncertainty inherent in the respective businesses forecasts. OJSC VimpelCom derives its discount rates by applying the capital asset pricing model (i.e., to estimate the cost of equity financing) and analyzing published rates for industries relevant to its reporting units (including public information about risks premiums, cost of debt as well as debt-to-equity structure).

If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired and the second step of the impairment test is not necessary. If the carrying amount of a reporting unit exceeds its estimated fair value, then the second step of the goodwill impairment test must be performed. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with its goodwill carrying amount to measure the amount of impairment, if any. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. In other words, the estimated fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment is recognized in an amount equal to that excess.

OJSC VimpelCom did not have an impairment loss in 2009, but it recorded an impairment loss of US$442.7 million in 2008. For details regarding OJSC VimpelCom’s impairment loss and write down of long-lived assets in 2008, please see Note 10 to the OJSC VimpelCom Financial Statements.

Allowance for Doubtful Accounts

The allowance estimation process requires management to make assumptions based on historical results, future expectations, the economic and competitive environment, and other relevant factors. Allowances for doubtful accounts receivable are maintained based on historical payment patterns, aging of accounts receivable and actual collection history. OJSC VimpelCom maintains allowances for doubtful accounts for estimated losses from its subscribers’ inability to make payments that they owe to OJSC VimpelCom. In order to estimate the appropriate level of this allowance, OJSC VimpelCom analyzes historical bad debts and changes in its customer payment patterns. If the financial condition of OJSC VimpelCom’s subscribers were to deteriorate and to impair their ability to make payments to OJSC VimpelCom, additional allowances might be required in future periods. Changes to allowances may be required if the financial condition of OJSC VimpelCom’s customers improves or deteriorates or if OJSC VimpelCom adjusts its credit standards for new customers, thereby resulting in collection patterns that differ from historical experience.

Valuation Allowance for Deferred Tax Assets

OJSC VimpelCom records valuation allowances related to tax effects of deductible temporary differences and loss carry forwards when it is more likely than not that some or all of the deferred tax assets will not be realized in the future. These evaluations are based on expectations of future taxable income, reversals of the various taxable temporary differences and the consideration of any available tax planning strategies. Each of these approaches to estimating future taxable income includes substantial judgment and assumptions related to, among other things, OJSC VimpelCom’s expected levels of future taxable profits, the timing pattern of reversing future taxable differences and OJSC VimpelCom’s abilities to actually implement a tax planning strategy. As of December 31, 2009, OJSC VimpelCom’s deferred tax asset was US$91.5 million net of allowance of US$108.9 million.

Business Combinations

OJSC VimpelCom has entered into certain acquisitions in the past and may make additional acquisitions in the future. OJSC VimpelCom’s financial statements are impacted by the manner in which it allocates the purchase price in a business combination, as assets that are considered to be wasting will reduce future operating results, whereas goodwill and certain other intangible assets are of a non-amortizing nature, therefore there is no income statement impact.

As part of OJSC VimpelCom’s purchase price allocation, it is necessary to develop the appropriate purchase price paid, which includes the fair value of securities issued and any contingent consideration. In general, OJSC VimpelCom does not issue securities for its acquisitions. After the purchase price is established, OJSC VimpelCom has to allocate that to the underlying assets acquired and liabilities assumed, therefore assets and liabilities that are not originally reflected in the acquired entity need to be assessed and valued. This process requires significant judgment on OJSC VimpelCom’s part as to what those assets and liabilities are and how they should be valued. The valuation of the individual assets, in particular intangible assets related to assets such as customer intangibles, brands, etc., require OJSC VimpelCom to make significant assumptions, including, among others, the expected future cash flows, the appropriate interest rate to value those cash flows and expected future customer churn rates. All of these factors, which are generally developed in conjunction with the guidance and input of professional valuation specialists, require judgment and estimates. A change in any of these estimates or judgments could change the amount of the purchase price to be allocated to the particular asset or liability. The resulting change in the purchase price allocation to a non-goodwill asset or liability has a direct impact on the residual amount of the purchase price that cannot be allocated, referred to as “goodwill.”

Stock-based Compensation

As of January 1, 2006, OJSC VimpelCom adopted SFAS No. 123 (revised 2004) Share Based Payment (primarily codified in ASC 718-10, Compensation – Stock Compensation – Overall), which is a revision of SFAS No. 123 and SFAS No. 95, Statement of Cash Flows. Under SFAS No. 123R, companies must calculate and record the cost of equity instruments, such as stock options or restricted stock, awarded to employees for services received in the income statement; pro forma disclosure is no longer permitted. The cost of the equity instruments is to be measured based on the fair value of the instruments on the date they are granted (with certain exceptions) and is required to be recognized over the period during which the employees are required to provide services in exchange for the equity instruments.

The assessment of the fair value of a stock-based compensation award requires OJSC VimpelCom to use a significant amount of judgment as it relates to the variables used in the valuation model. Historically, OJSC VimpelCom has used the Black Scholes option pricing model. The Black Scholes model requires OJSC VimpelCom to estimate the expected volatility, life of the options, risk free rate and its expected dividend yield. Modifications to one or more of these inputs could change the fair value of the option, which in turn would change OJSC VimpelCom’s reported stock-based compensation expense and its estimated liability to settle these options.

OJSC VimpelCom also has stock-based compensation in the form of cash settled stock appreciation rights. These instruments, which are recorded as liabilities, are remeasured based on the fair value of the instruments on each reporting date and is required to be recognized over the period during which the employees are required to provide services in exchange for the stock-based compensation.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, primarily codified in ASC 820, Fair Value Measurements and Disclosures. The standard provides guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. OJSC VimpelCom measures financial assets and financial liabilities at fair value on a recurring basis where it is required by other GAAP. ASC 820 is effective for nonfinancial assets and liabilities for fiscal years beginning after November 15, 2008. OJSC VimpelCom adopted ASC 820 for nonfinancial assets and liabilities on January 1, 2009, which did not have a material impact on OJSC VimpelCom’s results of operations or financial position.

On December 4, 2007, the FASB issued SFAS No. 141(R), Business Combinations, and SFAS No. 160, Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No. 51, primarily codified in ASC 805, Business Combinations, and ASC 810-10, Consolidation-Overall, respectively. These new standards significantly change the financial accounting and reporting of business combination transactions and noncontrolling (or minority) interests in consolidated financial statements. Under ASC 805 acquisition related costs should not be capitalized any longer but expensed as incurred. With few exceptions assets acquired and liabilities assumed should be measured at fair value using market participant assumptions in accordance with ASC 820. Noncontrolling interest should be measured at fair value as of the acquisition date that results in the recognition of the goodwill attributable to the noncontrolling interest in addition to that attributable to the Company. Under ASC 810-10, noncontrolling interest in a consolidated subsidiary should be displayed in the consolidated statement of financial position as a separate component of equity. Losses attributable to the parent and the noncontrolling interest in a subsidiary should be attributed to that interest, even if that attribution results in a deficit noncontrolling interest balance. In a business combination achieved in stages (step acquisition), OJSC VimpelCom should remeasure its previously held equity interest in the acquiree at acquisition-date fair value and recognize the resulting gain or loss, if any, in earnings. OJSC VimpelCom adopted SFAS No.141(R) (ASC 805) and SFAS No.160 (ASC 810-10) on January 1, 2009 prospectively, except for classification of non-controlling interest and disclosure that shall be applied retrospectively for all periods presented.

In March 2008, the FASB issued SFAS No. 161, Disclosures About Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133, primarily codified in ASC 815-10, Derivatives and Hedging-Overall. SFAS No. 161 (ASC 815-10) is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. SFAS No. 161 (ASC 815-10) is effective for fiscal years beginning after November 15, 2008. The adoption of this statement resulted in OJSC VimpelCom expanding its disclosures relative to its derivative instruments and hedging activity, as further discussed in Note 6 to the OJSC VimpelCom Financial Statements.

In April 2009, the FASB issued FASB Staff Position FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments, primarily codified in 825-10-65-1, Financial Instruments-Overall-Transition and Open Effective Date Information. These staff positions requires enhanced disclosures on financial instruments, and are effective for interim and annual reporting periods ending after June 15, 2009. This increased OJSC VimpelCom’s quarterly disclosures but did not have an impact on OJSC VimpelCom’s financial position and results of operations.

In May 2009, the FASB issued SFAS No. 165, Subsequent Events, primarily codified in ASC 855, Subsequent Events. SFAS No. 165 is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS No. 165 is effective for interim and annual financial periods ending after June 15, 2009 and is applied prospectively. In February 2010, the FASB issued ASU 2010-09, Subsequent events, an amendment of ASC 855, Subsequent events. ASU 2010-09 amends and supersedes the disclosure requirements of SFAS No. 165 and is effective immediately for all financial statements that have not yet been issued. ASU 2010-09 requires SEC registrants to evaluate subsequent events through the date that the financial statements are issued. SEC registrants are not required to disclose the date through which the management evaluates subsequent events either in originally issued financial statements or reissued financial statements. The adoption of SFAS No. 165 and ASU 2010-09 did not have an impact on OJSC VimpelCom’s disclosure relative to the subsequent events, as further discussed in Note 25 to the OJSC VimpelCom Financial Statements.

In June 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R), primarily codified in ASC 810-10, Consolidation-Overall. SFAS 167 amends FIN 46(R), to require an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. This statement is effective for both interim and annual periods as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, and OJSC VimpelCom is currently evaluating its impact on its financial position and results of operations.

In October 2009, FASB issued ASU 2009-13, Revenue Recognition, codified in ASC 605-25, Revenue Recognition – Multiple Element Arrangement. ASU 2009-13 eliminates the use of the residual method of allocation and requires use of the relative-selling price method. ASU 2009-13 expands the disclosures required for multiple-element revenue arrangements. ASU 2009-13 is effective for both interim and annual periods as of the beginning of reporting entity’s first annual reporting period that begins after June 15, 2010 with earlier application permitted for full annual periods. OJSC VimpelCom is currently evaluating its impact on its financial position and results of operations.

In January 2010, FASB issued ASU 2010-02, Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification. This update provides amendments to ASC 810-10, Consolidation – Overall (formerly SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements) to clarify the scope of the decrease in ownership provisions of ASC 810-10 and related guidance. ASU 2010-02 also clarifies that the decrease in ownership guidance does not apply to certain transactions even if they involve businesses. ASU 2010-02 expands the disclosures required for a business combinations achieved in stages and deconsolidation activity within the scope of ASC 810-10. ASU 2010-02 is effective for both interim and annual periods ending on or after December 15, 2009. The amendments are to be applied retrospectively to the first period that an entity adopted ASU 810-10, Consolidation – Overall. The adoption of this statement did not have an impact on OJSC VimpelCom’s financial position, results of operations and disclosures relative to noncontrolling interests.

In January 2010, FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements, an amendment of ASC 820, Fair Value Measurements and Disclosures (formerly SFAS No. 157 “Fair Value Measurements”). ASU 2010-06 requires additional disclosures regarding assets and liabilities that are transferred between levels of the fair value hierarchy. ASU 2010-06 clarifies guidance pertaining to the level of disaggregation at which fair value disclosures should be made and the requirements to disclose information about the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the requirement to separately disclosure purchases, sales, issuances, and settlements in the Level 3 rollforward, which becomes effective for fiscal years (and for interim periods within those fiscal years) beginning after December 15, 2010. The adoption of this statement may expand OJSC VimpelCom’s disclosures relative to fair value measurements.

Off-balance Sheet Arrangements

OJSC VimpelCom did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Quantitative and Qualitative Disclosures About Market Risk

OJSC VimpelCom is exposed to market risk from adverse movements in foreign currency exchange rates and changes in interest rates on its obligations. In accordance with OJSC VimpelCom’s policies, it does not enter into any treasury management transactions of a speculative nature.

Historically, OJSC VimpelCom’s tariff plans for mobile services in Russia, its biggest market, have been linked to the U.S. dollar. However, in 2006, OJSC VimpelCom introduced a number of Russian rouble-

denominated tariff plans and fixed its Russian rouble/U.S. dollar exchange rate at 28.7 for all U.S. dollar linked tariff plans. In 2006, OJSC VimpelCom also changed the functional currency of its Russian operations from the U.S. dollar to the Russian rouble and in the third and fourth quarters of 2006, amended the terms of most of its supplier agreements for payment to be made in Russian roubles instead of U.S. dollars. Nonetheless, a significant amount of OJSC VimpelCom’s costs, expenditures and liabilities continue to be denominated in U.S. dollars. OJSC VimpelCom is required to collect revenues from its subscribers and from other Russian telecommunications operators for interconnect charges in Russian roubles. OJSC VimpelCom holds part of its readily available cash in U.S. dollars and Euros in order to manage against the risk of rouble devaluation. In 2008 and 2009, OJSC VimpelCom entered into forward, swap and option agreements (to buy U.S. dollars for Russian roubles) with BNP Paribas, Citibank, Deutsche Bank, VTB and certain other banks to economically hedge its obligations. In accordance with OJSC VimpelCom’s treasury policy, it economically hedged a significant portion of its financial obligations due in 2010. Nonetheless, if the U.S. dollar or Euro value of the Russian rouble were to dramatically decline, OJSC VimpelCom could have difficulty repaying or refinancing its foreign currency denominated indebtedness. An increase in the Russian rouble value of the U.S. dollar or Euro could, unless effectively hedged, result in a net foreign exchange loss due to an increase in the Russian rouble value of OJSC VimpelCom’s U.S. dollar or Euro denominated liabilities. Accordingly, fluctuations in the value of the Russian rouble against the U.S. dollar or the Euro could adversely affect OJSC VimpelCom’s financial condition and results of operations.

In order to minimize OJSC VimpelCom’s foreign exchange exposure to fluctuations in the Russian rouble exchange rate, OJSC VimpelCom is migrating some of its U.S. dollar based costs to Russian rouble based costs to balance assets and liabilities and revenues and expenses denominated in Russian roubles. However, this migration might increase OJSC VimpelCom’s cost exposure to Russian rouble inflationary pressure. Some of OJSC VimpelCom’s equipment financing obligations are denominated in Euros, which exposes it to risks associated with the changes in Euro exchange rates. OJSC VimpelCom’s treasury function has developed risk management policies that establish guidelines for limiting foreign currency exchange rate risk.

The following table summarizes information, as of December 31, 2009, about the maturity of OJSC VimpelCom’s financial instruments that are sensitive to foreign currency exchange rates, including foreign currency denominated debt obligations.

Aggregate nominal amount of total debt denominated in foreign currency outstanding at year-end (in millions of U.S. dollars or euros, as indicated):

	2009	2010	2011	2012	2013	2014	Thereafter	Fair Value as of December 31, 2009
Total debt:
Fixed Rate (US$)	3,132.1	2,835.4	2,650.6	2,400.6	1,600.0	1,600.0	1,600.0	3,328.6
Average interest rate	8.8%	8.8%	8.9%	8.7%	8.8%	8.8%	8.8%	—
Variable Rate (€)	648.3	322.7	—	—	—	—	—	652.7
Average interest rate	3.9%	3.9%	—	—	—	—	—	—
Variable Rate (US$)	1,634.3	672.7	134.8	59.7	41.4	23.1	4.8	1,607.0
Average interest rate	2.5%	2.5%	2.3%	3.0%	3.0%	3.0%	2.9%	—

	5,414.7	3,830.8	2,785.4	2,460.3	1,641.4	1,623.1	1,604.8	5,588.3

OJSC VimpelCom USD/RUB zero-cost collars Derivative Instruments

As of December 31, 2009, the total notional amount of OJSC VimpelCom’s derivative instruments, consisting of a Sovintel interest rate swap instrument, amounted to US$156.0 million. This derivative is considered to be an economic hedge, but for financial accounting purposes it has not been accounted for as a hedge.

Type of derivative	Hedged Risk	Notional amount	Mark to Market Spot (Clean Price) as of December 31, 2009
			(US$ in millions)
Interest Rate Swaps		156	(5.1)
Swap agreement to transfer floating U.S. dollars interest rate (LIBOR 3M) to a fixed interest rate of 4.355% in the event the LIBOR 3M floating rate is equal to no greater than 5.4%	Interest Rate Risk	156	(5.1)

OJSC VimpelCom’s cash and cash equivalents are not subject to any material interest rate risk.

Related Party Transactions

Agreements with Alfa Group and Telenor

Registration Rights

Eco Telecom, Telenor East Invest and OJSC VimpelCom entered into a registration rights agreement on May 30, 2001, which provides Eco Telecom and Telenor East Invest with demand and piggyback registration rights with respect to the OJSC VimpelCom ADSs and OJSC VimpelCom common shares but not with respect to any warrants or other securities convertible into or exchangeable for OJSC VimpelCom common shares. Demand and piggyback registration rights may be assigned to permitted transferees and other persons who hold, in the aggregate, at least 25.0% plus one share of OJSC VimpelCom’s voting capital stock.

Pursuant to the demand registration right, if OJSC VimpelCom receives a written request from Eco Telecom or Telenor East Invest to effect a registration of OJSC VimpelCom ADSs or OJSC VimpelCom common shares under the Securities Act, the anticipated aggregate offering price of which exceeds US$20.0 million, OJSC VimpelCom will, subject to exceptions, as soon as practicable after receipt of the demand, use its best efforts to effect a registration covering these securities. The registration rights agreement also provides that OJSC VimpelCom will not, without the prior written consent of Eco Telecom and Telenor East Invest, include any of its securities, or the securities of any other person, in any such registration.

Pursuant to the piggyback registration right, if OJSC VimpelCom registers any of its securities in connection with an underwritten offering and sale for cash, either for its own account or the account of another one of its shareholders exercising its demand registration right, then OJSC VimpelCom will, subject to limited exceptions, include any OJSC VimpelCom ADSs and OJSC VimpelCom common shares that Eco Telecom or Telenor East Invest requests to be included in that registration. Any single request made by Eco Telecom or Telenor East Invest pursuant to its piggyback registration right may not exceed an aggregate of 50.0% of the OJSC VimpelCom ADSs or OJSC VimpelCom common shares that it owns at the time of such request, unless it holds less than 7.5% of the issued and outstanding OJSC VimpelCom common shares at such time. The piggyback registration right, however, is conditioned on Eco Telecom or Telenor East Invest and their respective affiliates owning or controlling at least 5.0% of the outstanding OJSC VimpelCom common shares.

In addition, the rights and obligations of each of Eco Telecom and Telenor East Invest under the registration rights agreement, other than indemnification rights and obligations, will terminate on the date that such shareholder and its affiliates owns less than 5.0% of issued and outstanding OJSC VimpelCom common shares.

Restrictions on Share Transfers; Non-competition Agreement

In connection with agreements signed on May 30, 2001, Eco Telecom and Telenor East Invest agreed to transfer restrictions regarding OJSC VimpelCom shares. Those restrictions include a prohibition on transfers to OJSC VimpelCom’s direct competitors.

In addition, subject to a few specific exceptions, Telenor East Invest and Eco Telecom have agreed not to, and have agreed not to permit any of their respective affiliates to, engage in wireless mobile telecommunications businesses in Russia or own or control, directly or indirectly, more than 5.0% of the voting capital stock of any person or company engaged in a wireless mobile telecommunication business in Russia, other than OJSC VimpelCom and its controlled subsidiaries and investments held prior to May 30, 2001. These restrictions apply to Telenor East Invest and Eco Telecom and their respective affiliates so long as they collectively own at least 25.0% plus one share of OJSC VimpelCom’s voting capital stock.

Agreements with Telenor

In October 2003, OJSC VimpelCom entered into a service obligation agreement with a subsidiary of Telenor that requires Telenor to provide OJSC VimpelCom with services related to telecommunications operations, including management advisory services, technical assistance and maintenance of network systems and equipment, industry information research and consulting, training of personnel and other services. That agreement expired in September 2005 and was replaced, with effect from September 2005, by two new agreements, a general agreement for the provision of personnel services and a general services agreement, both of which were approved by OJSC VimpelCom’s board of directors on February 3, 2006. Under the general agreement for the provision of personnel services, Telenor assigned certain of its personnel to OJSC VimpelCom or its affiliates at OJSC VimpelCom’s request. The fees payable were stated in offers issued by Telenor in response to OJSC VimpelCom’s requests for personnel. The fees varied depending on the number, experience and specialization of the personnel provided under the agreement. In 2007, OJSC VimpelCom made no payments to Telenor under this agreement. The general agreement for the provision of personnel services expired on December 1, 2007, and was not renewed.

Under the general services agreement, Telenor renders to OJSC VimpelCom or its affiliates services related to telecommunication operations, including management advisory services, training, technical assistance and network maintenance, industry information research and consulting, implementation support for special projects and other services as mutually agreed by Telenor and OJSC VimpelCom. OJSC VimpelCom pays Telenor an annual fee of US$0.5 million for the services. In addition, in the event that Telenor’s personnel participate in any long-term engagements (defined as engagements lasting longer than five days), OJSC VimpelCom must pay to Telenor an additional service fee equal to the U.S. dollar equivalent of 8,000 Norwegian kroner per person for each day of work performed on the engagement. In 2007, 2008 and 2009, OJSC VimpelCom paid Telenor approximately US$0.5 million, US$0.6 million and US$0.6 million, respectively, under this agreement. This agreement expires on December 1, 2010.

Agreements with Alfa Group

Service Obligation Agreement

In July 2006, OJSC VimpelCom entered into a service obligation agreement with a subsidiary of Alfa Group that requires Alfa Group to provide OJSC VimpelCom with services related to telecommunications operations, including management advisory services, technical assistance and maintenance of network systems and equipment, industry information research and consulting, training of personnel, support of implementation of certain projects, assignment of qualified personnel and other services. The annual fee for the services is the equivalent of US$0.5 million (paid in Russian roubles at a fixed exchange rate of RUB 31.0 per U.S. dollar). The agreement specifies the rights and obligations of the parties to any intellectual property developed in connection with the agreement. In addition, in the event that Alfa Group’s personnel participate in any long-term engagements (defined as engagements lasting longer than five days), OJSC VimpelCom must pay to Alfa Group an additional service fee equal to the U.S. dollar equivalent of RUB 27,000 per person for each day of work performed on the engagement. In 2007, 2008 and 2009, OJSC VimpelCom paid Alfa Group approximately US$1.7 million, US$1.3 million and US$1.8 million, respectively, under this agreement. This agreement expires on December 1, 2010.

Alfa Bank

OJSC VimpelCom maintains some of its bank accounts at Alfa Bank, which is part of Alfa Group. From time to time, OJSC VimpelCom also places time deposits with Alfa Bank. Under the terms of OJSC VimpelCom’s board of directors’ approval, there is a US$200.0 million limit on the amount of OJSC VimpelCom’s deposits and cash balances that may be held at Alfa Bank. As of December 31, 2009, OJSC VimpelCom had balances at Alfa Bank of approximately US$75.0 million in deposit accounts and US$101.5 million in current accounts.

OJSC VimpelCom currently has an agreement with Alfa Bank that allows them to send SMSs to OJSC VimpelCom’s subscribers who also are clients of Alfa Bank. Alfa Bank and other entities within Alfa Group are corporate clients of OJSC VimpelCom.

In addition, OJSC VimpelCom currently has an agreement with Alfa Bank, which will allow OJSC VimpelCom subscribers to recharge online their OJSC VimpelCom accounts using their bank card. This product has not yet been launched and no amounts have been paid to Alfa Bank under this agreement. The agreement expires in March 2011.

Alfa Strakhovaniye

Since February 2007, property and equipment and certain construction risks of OJSC VimpelCom and some of its subsidiaries have been covered by an insurance policy from Alfa Strakhovaniye, an Alfa Group subsidiary. Approximately 60.0% of the coverage has been reinsured by Alfa Strakhovaniye with a third party.

In February 2009, OJSC VimpelCom entered into an agreement with AlfaStrakhovanie PLC for provision of travel insurance to OJSC VimpelCom’s employees in the amount of up to RUB 16.0 million. In March 2009, OJSC VimpelCom entered into a collective insurance agreement with Alfa Strakhovaniye-Life for life insurance in the amount of up to approximately RUB 4.1 million (VAT is not imposed) for the period from January 1, 2009 until December 31, 2010.

Agreements with Golden Telecom

At the time of OJSC VimpelCom’s acquisition of 100% of Golden Telecom’s common stock in February 2008, Alfa Group and Telenor reportedly owned approximately 26.6% and 18.3%, respectively, of Golden Telecom’s common stock. The material commercial and strategic agreements between OJSC VimpelCom and Golden Telecom and its subsidiaries from 2007 until completion of OJSC VimpelCom’s acquisition of Golden Telecom are described below.

Acquisition of Golden Telecom

On December 21, 2007, two of OJSC VimpelCom’s subsidiaries and Golden Telecom signed a definitive merger agreement pursuant to which an indirect wholly owned subsidiary of OJSC VimpelCom commenced a tender offer on January 18, 2008, to acquire 100% of the outstanding shares of Golden Telecom’s common stock at a price of US$105.0 per share in cash. The initial tender offer period and subsequent tender offer period closed on February 26, 2008, with 94.4% of the outstanding shares of Golden Telecom’s common stock being tendered. On February 28, 2008, OJSC VimpelCom’s indirect wholly owned subsidiary was merged with and into Golden Telecom, and Golden Telecom became OJSC VimpelCom’s indirect wholly owned subsidiary. The total purchase price for 100% of Golden Telecom’s shares was US$4,316.2 million.

Commercial Agreements with Sovintel

OJSC VimpelCom and Sovintel, which is a wholly owned subsidiary of Golden Telecom, entered into commercial agreements in the ordinary course of business, including agreements for the provision of services for interconnect, traffic transit, WiFi roaming, common construction of an inter-city fiber optic link in the regions of Russia, and the right to use certain federal telephone numbers and certain services associated with such use. In 2007, OJSC VimpelCom paid Sovintel approximately US$48.6 million under these agreements. In 2007, Sovintel paid OJSC VimpelCom approximately US$21.4 million under these agreements.

In December 2006, OJSC VimpelCom entered into agreements with Sovintel for access to services for local, intertoll and international telephone communications. The term of these agreements is five years and the total amount to be paid by OJSC VimpelCom to Sovintel during the term of these agreements is approximately US$51.1 million.

INFORMATION ABOUT KYIVSTAR

Business Overview

Kyivstar is one of the leading providers of mobile telecommunications services in Ukraine and, as of December 31, 2009, had approximately 22.0 million subscribers (source: AC&M, January 21, 2010). Kyivstar was incorporated on September 3, 1997 in Kyiv. Kyivstar offers its subscribers a range of basic and supplementary mobile voice, roaming and value added services, and certain limited non-mobile services. Kyivstar’s subscriber market share was 42.5% as of December 31, 2007, 42.2% as of December 31, 2008 and 39.9% as of December 31, 2009 (source: AC&M). Currently, it operates through six branches located in Kyiv, Dnipropetrovsk, Odesa, Kharkiv, Lviv and Simferopol. Kyivstar’s registered legal address is 51 Chervonozoryanyy Avenue, Kyiv 03110, Ukraine; the address of its head office and principal place of business is 53 Degtyarivska Street, Kyiv 03113, Ukraine.

In 1997, Kyivstar was granted a 900 MHz (GSM) cellular license for operation in Ukraine, which was reissued and amended in 2001, authorizing it to provide services using both 900 MHz (GSM) and 1800 MHz (GSM) frequency ranges throughout the territory of Ukraine. Kyivstar also holds 900 MHz (GSM) and 1800 MHz (GSM) cellular licenses for operations in defined regions of Ukraine and provides GSM 1800 services in those regions. These licenses give Kyivstar the right to operate using the GSM standard for up to 15 years from the commencement of operations. In addition, Kyivstar was granted other licenses that give it the right to develop and operate wireless, long distance and local wire networks, and a data transfer network throughout the country. Most of these licenses are valid for a 10 to 15 year period from the grant date. Kyivstar currently provides GPRS services throughout its coverage territory in Ukraine, as well as international GPRS-roaming in 146 countries and territories. Kyivstar’s network currently covers all cities and approximately 28,000 villages, all the main national and regional roads, and a majority of the sea and river coasts of Ukraine.

Kyivstar offers its subscribers access to Kyivstar’s network under a variety of prepaid and contract tariff plans. Kyivstar’s prepaid subscribers initially purchase a starter package and then top-up their accounts by purchasing more of Kyivstar’s prepaid scratch cards, electronic vouchers or other forms of account top-up. Upon activation of a prepaid scratch card by a subscriber, Kyivstar credits the subscriber’s account in real time with the face value of the card and deducts charges from the account for actual usage of its services. Kyivstar’s contract subscribers are required to make an initial deposit and subsequent advance payments, from which Kyivstar deducts a fixed monthly service charge and charges for actual usage of its services. In a limited number of cases, Kyivstar has extended a line of credit to contract subscribers after the successful completion of a credit approval process.

In general, Kyivstar does not offer or sell handsets, mobile devices, personal digital assistants, smart phones or other communication devices (referred to collectively in this prospectus as handsets) to its subscribers, but in certain circumstances Kyivstar’s corporate sales unit provides discounted handsets to its corporate clients as an incentive to purchase its services.

Kyivstar employs a dual-brand marketing strategy, operating under the ‘Kyivstar’ brand to the mass and business markets (with approximately 15.5 million subscribers, as of December 31, 2009) and the ‘djuice’ brand to the youth market (with approximately 6.5 million subscribers, as of December 31, 2009). Kyivstar sells its services across Ukraine principally through a network of exclusive and independent dealers, distributors and electronic point of sale networks, as well as its exclusive ‘star’ flagship stores and Kyivstar’s corporate sales unit. Kyivstar sells its prepaid scratch cards and starter packages through dealers and distributors, who purchase them from Kyivstar at a discount. Kyivstar pays dealers, distributors and electronic channels partners commissions which are earned after a certain period of time has elapsed after a subscriber activates its services. In addition, as of December 31, 2009, Kyivstar operates 199 customer service centers throughout Ukraine. For more information on Kyivstar’s distribution network, see “– Customer Service – Sales and Distribution Network.”

Principal Shareholders
Kyivstar’s shares have not previously been, and are not currently, publicly traded nor is there any active market or liquidity in Kyivstar’s shares. As of December 31, 2007, 2008 and 2009, Kyivstar’s shareholders and their respective declared interests were as follows:

	December 31, 2007		December 31, 2008		December 31, 2009
	Interest Percentage	Number of shares	Interest Percentage	Number of shares	Interest Percentage	Number of shares
Telenor Mobile Communications AS	56.5	6,040,258	56.5	6,040,255	56.5	6,040,255
Storm LLC	43.5	4,647,127	43.5	4,647,124	43.5	4,647,124
Subsidiaries of Telenor Mobile and Storm	—	4	—	10	—	10

	100	10,687,389	100	10,687,389	100	10,687,389

Subsidiaries

Kyivstar has one wholly owned subsidiary – Joint Stock Company “Staravto,” which was established in order to provide transportation services to Kyivstar.

Competitive Strengths

Leadership Position in an Attractive Telecommunications Market

Ukraine is an attractive market for mobile telecommunications services, with approximately 55.3 million total mobile subscribers in Ukraine as of December 31, 2009 (source: AC&M, January 21, 2010). Kyivstar’s management anticipates that mobile services growth will be driven by mobile broadband services and greater usage of new data services and other value added services, as has been the case elsewhere in Europe.

Kyivstar is the leading provider of mobile telecommunications services in Ukraine in terms of number of subscribers and market share (source: AC&M, January 21, 2010). For the past five years, Kyivstar has successfully maintained a leadership position in mobile services despite increased competition, as further discussed under “– The Ukrainian Mobile Telecommunications Market – Competition – Market Share.” Kyivstar’s market position is first in the mass segment, first in the youth segment, and is tied with MTS in the overall business segment (source: Brand Progress Tracking, InMind, December 2009). Kyivstar has adapted to the challenges of increased competition and saturated mobile market penetration by developing innovative and attractive broadband and other data services and targeting additional growth within its existing customer base.

Kyivstar’s management believes that there is significant growth potential in the fixed broadband market in Ukraine, given the low residential broadband penetration levels of approximately 10.2% per household as of September 30, 2009 (source: iKS Consulting, November 26, 2009). The company is well positioned to capture market share and grow its customer base in this market. In March 2010, Kyivstar implemented its FTTB project by rolling out connectivity in approximately 4,000 buildings in seven of Ukraine’s largest cities: Kyiv, Kharkiv, Odesa, Dnipropetrovsk, Lviv, Donetsk and Simferopol. The FTTB network enables Kyivstar to deliver high-speed, fixed-line Internet access services as well as other innovative IP-based services, such as IP television (referred to in this prospectus as IPTV), Video-On-Demand and Voice Over Internet Protocol (referred to in this prospectus as VoIP) and convergent fixed-mobile services to corporate and residential customers, as further discussed under “– Network Technology.”

Strong Brand

The ‘Kyivstar’ brand name benefits from strong brand recognition and a perception of superior service. In a recent market survey, Kyivstar attained the leading position in brand awareness (100.0%), top-of-mind brand (35.0%), best quality (55.0%), best coverage (54.0%) and best customer service (44.0%) (source: TNS quarterly Mobile Index syndicated research, 4Q 2009). Kyivstar’s management believes that the ‘Kyivstar’ brand recognition and perception of superior service has allowed Kyivstar to compete on quality and service rather than price. In order to compete in the lower tariff youth market segment while safeguarding its core ‘Kyivstar’ brand, Kyivstar adopted a dual brand strategy, launching a targeted usage and low pricing plan under its ‘djuice’ brand.

Customer Satisfaction Leadership

As a result of a strong brand and effective customer management, Kyivstar enjoys a high level of customer satisfaction, as illustrated by Kyivstar’s most recent customer satisfaction index rating of 87.0% (source: TNS Brand Tracker Survey, 4Q 2009).

As of December 31, 2009, Kyivstar has 199 customer service centers in 112 towns throughout Ukraine in addition to its full service call center capability, with dedicated hotlines for contract customers and interactive voice response (referred to in this prospectus as IVR) automated inquiry systems. As of December 31, 2009, 88.0% of all inbound callers to the call centers completed their calls successfully within 20 seconds.

Kyivstar also has developed a strong knowledge of its customer base through effective business intelligence tools, which it successfully leverages for brand positioning, customer management and campaign targeting.

Distribution Network

As of December 31, 2009, Kyivstar’s distribution network comprises 598 exclusive ‘star’ flagship stores, 10 exclusive dealers, approximately 95,000 points of sale, and 199 customer service centers. It has a wider geographical and population coverage than that of any other mobile operator in Ukraine (sources AC&M; TNS quarterly Mobile Index syndicated research). Moreover, Kyivstar’s extensive distribution network is complemented by Internet distribution channels and dedicated customer service and post-sales support through Kyivstar’s customer service centers and call centers, as further described under “– Customer Service.”

Network Quality Leadership

Kyivstar focuses on providing superior network and service quality and using these attributes to build and maintain strong customer satisfaction levels. In a recent market survey of Ukrainian mobile telecommunications customers conducted by TNS, Kyivstar’s customers expressed the highest satisfaction with their network coverage (54.0%) (source: TNS quarterly Mobile Index syndicated research, 4Q 2009).

Kyivstar’s high service standards are the result of its management’s conscious decision to continuously invest in state-of-the-art network equipment and to maintain technological compatibility throughout the network, thus simplifying maintenance work and lowering the number of faults and service downtime.

Kyivstar offers advanced fixed-line services to corporate clients, including fixed telephony lines and public branch exchange connections, corporate Internet access and data networks services. As for the residential fixed-line market, in March 2010, Kyivstar rolled out an advanced FTTB network in seven cities that enables Kyivstar to deliver high-speed Internet access services, as further discussed under “– Network Technology.” Kyivstar also plans to launch IPTV services in the second quarter of 2010, making it one of the first IPTV operators in Ukraine.

Kyivstar’s management believes that it is well positioned to maintain its network quality leadership in the Ukrainian 3G market should it be successful in obtaining a 3G license in the announced, but currently suspended, 3G license auction, as further discussed under “– Regulation of Telecommunications in Ukraine – 3G License Tender.”

Extensive Owned Network and Innovative Services

Kyivstar owns and operates an extensive mobile telecommunications backbone network in Ukraine and is not reliant on leasing network services to provide its nationwide coverage, as further discussed under “– Network Technology.” Kyivstar’s extensive network includes a nationwide fiber optic transmission system that enables it to provide a wide range of advanced services to its customers, including innovative data and value added services. Despite not having a 3G license or a 3G network, Kyivstar provides fast data transmission speeds of up to 296 kilobits per second (referred to in this prospectus as kbps) using enhanced data for GSM evolution (referred to in this prospectus as EDGE) technology, reaching approximately 93.0% of Ukraine’s population as of December 31, 2009. Kyivstar provides its customers with access to mobile Internet and wireless application protocol (referred to in this prospectus as WAP) services, as well as other innovative services, such as ‘Who Called’, ‘Extra Money’, ‘SIM-Pair’ and ‘Friends & Family’, each as further discussed under “– Operations and Services – Basic Value Added Services,” and “– Operations and Services – Supplementary Value Added Services.” These services enable Kyivstar to differentiate itself from its competitors and maintain its image as a provider of superior and innovative mobile products and services.

Through its fixed-line business, Kyivstar offers advanced fixed-line services to corporate clients, including fixed telephony lines and public branch exchange connections, corporate Internet access and data networks services. Kyivstar maintains technological compatibility throughout its network, thus simplifying maintenance work and lowering the number of faults and service downtime. In addition, Kyivstar continues to invest in new technologies and improve and rationalize its network, which enables it to offer innovative, high quality and cost efficient fixed-line products and services to its customers, as further discussed under “– Operations and Services.”

Strong Cash Flow Generation and Low Leverage

Kyivstar’s business is strongly cash generative. Kyivstar streamlines its capital expenditure plans into projects that are intended to generate an optimal return on invested capital. Kyivstar’s management expects that its competitors in the Ukrainian mobile market will most likely continue to apply pricing pressure; however, Kyivstar benefits from larger economies of scale than its competitors, which management believes should help Kyivstar to preserve its capacity to generate strong free cash flows.

Kyivstar reported a cash balance of UAH 1,210.4 million as of December 31, 2009, which provides it with substantial financial flexibility to pursue future investments and distribute dividends to its shareholders.

Business Strategy

Kyivstar’s principal strategic goals are to:

•	maintain its leading position in voice and data mobile services;

•	establish a leading position in fixed and mobile broadband services; and

•	establish a leading position in mobile multimedia, payments and advertising.

In pursuing its strategic goals, Kyivstar aims to deliver profitable growth and shareholder value by pursuing the following operational goals:

•	building and maintaining strong relationships with its customers;

•	maintaining its strong position in network technology and service quality;

•	capitalizing on the strength of its brand;

•	increasing revenues from broadband, value added and multimedia services; and

•	continuing to focus on maximizing operating efficiency.

Build and Maintain Strong Relationships with its Customers

In customer surveys, Kyivstar consistently achieves high ratings for the quality, efficiency and responsiveness of its customer service (source: TNS Brand Tracker Survey, 4Q 2009). Kyivstar attributes its high ratings to its ability to offer reliable mobile services and responsive, well-trained customer support. Kyivstar complements its superior network quality with excellent back office service in order to provide the overall quality of service that differentiates Kyivstar from its competitors. Kyivstar is reinforcing its customer-centric positioning through its Active Care program, which focuses on giving customers the highest quality customer service experience among all of its customer segments. Kyivstar’s management recognizes four key enablers in this area: its employees, its brand, its quality of service and its extensive knowledge of its customer base.

Kyivstar’s management believes that the development of skilled, service-minded employees who understand customer needs, state-of-the-art network technology and innovative services plays an integral role in building customer relationships, providing compelling services and encouraging customer retention. The telecommunications industry is subject to dynamic technological changes and constant market challenges. Kyivstar recognizes that knowledge rapidly becomes obsolete, so it continuously educates and trains its employees in current customer and marketing data as well as technological and service improvements that it rolls out to its customers. To this end, Kyivstar maintains a substantial amount of knowledge and know-how in-house rather than outsourcing its customer services to third parties, which allows Kyivstar to control the quality of services provided to its customers.

Kyivstar’s management believes that Kyivstar’s quality of service and strong brand recognition are interdependent elements that are fundamental to deliver the highest quality customer service experience in the market; the former is the result of consistently providing a superior customer experience to Kyivstar subscribers, whereas the latter benefits from Kyivstar’s leading position in brand awareness in the Ukrainian market, as further discussed under “– Operations and Services.”

Kyivstar’s management believes that a key component to providing compelling services and maximizing customer retention is the ability to anticipate the evolution of a customer’s needs over time. Kyivstar has developed specific business intelligence tools that enable it to take an analytical and highly effective approach to marketing, customer service and customer retention.

Maintain its Strong Position in Network Technology and Service Quality

Kyivstar plans to maintain its strong position in the development and marketing of high quality mobile services in Ukraine. To achieve this, Kyivstar intends to build on the capacity and capabilities of its network, the strong technological know-how and innovative skills of its employees, and the possible acquisition of new licenses (including IPTV and WiMAX) and 3G licenses, when they are made available to Ukrainian operators) or technologies. Kyivstar was the first operator to launch such popular services as ‘Credit transfer’ and ‘Extra Money’, each as further described under “– Operations and Services – Supplementary Value Added Services.” Kyivstar’s focus on introducing new mobile services enables the company to remain a market leader, sustain the value customers perceive in Kyivstar’s services, retain customers and increase its revenues.

In addition, through its planned expansion into the Ukrainian fixed broadband market, which entails investing in a high-quality FTTB access network, Kyivstar will establish the infrastructure necessary to provide Ukrainian homes and businesses with advanced telecommunications services which require high bandwidth capacity, such as high-speed broadband access and IPTV services. In March 2010, Kyivstar launched fixed broadband services in seven cities (Dnipropetrovsk, Donetsk, Kyiv, Kharkiv, Lviv, Odesa and Simferopol), covering approximately 4,000 residential buildings.

Kyivstar will continue to selectively progress its technologically advanced mobile and fixed networks with a focus on introducing new value added services, while maintaining the quality of service its customers have come to expect.

Capitalize on the Strength of Kyivstar’s Brand

Kyivstar’s management recognizes that its strong ‘Kyivstar’ and ‘djuice’ brands are key factors to maintain Kyivstar’s leadership in the Ukrainian mobile market. Kyivstar’s management intends to continue capitalizing on its dual brand strategy to preserve and even enhance its competitive position in the market.

By exploiting the premium quality attributed to the core ‘Kyivstar’ brand, Kyivstar has been able to successfully attract and retain quality-conscious customers and to operate at a premium price relative to its competitors, an advantage that Kyivstar’s management expects to be maintained in the future. The company plans to continue to build its ‘djuice’ brand as a youth-oriented brand with a strong affinity to music, entertainment and social networking; its positioning as a “value for money” brand will allow Kyivstar to compete effectively in the more price sensitive segments without negatively impacting the high quality perception of its core ‘Kyivstar’ brand.

Furthermore, Kyivstar’s management believes that the use of the ‘Kyivstar’ brand will be instrumental in the success of its roll-out of fixed broadband services in Ukraine, capitalizing on the strong brand recognition and premium quality perception in order to achieve a rapid uptake of fixed broadband services and subsequently maintain high customer loyalty levels.

Increase Revenue from Broadband, Value Added Services and Multimedia Services

Kyivstar’s management believes that the main areas of future revenue growth are fixed and mobile broadband, chargeable value added services and innovative multimedia services. The introduction of new, technologically advanced and attractive services will support the objective of maintaining its leading position in the Ukrainian market, while the increased usage of chargeable services is expected to drive revenue growth. For example, Kyivstar currently is positioning itself as a leader in mobile music by offering extensive full-track downloads, ringtones and realtones through its ‘Kyivstar’ and ‘djuice’ branded content portals. Kyivstar has established direct relationships with intellectual property rights owners, including a contract entered into with an affiliate of Warner Bros. Digital Distribution, as further discussed under “– Operations and Services – Broadband Services.” As a result, Kyivstar is able to offer its customers easy, legal access to new music releases at competitive prices.

Currently, Kyivstar provides mobile Internet access through existing GPRS/EDGE technology, although it continues to prepare for an eventual 3G license tender, as further discussed under “– Regulation of Telecommunications in Ukraine – 3G License Tender.” Kyivstar aims to provide easily accessible mobile broadband and mobile Internet access to its customers regardless of the nature of their handsets. Kyivstar’s management views Internet access and WAP as the most important applications for its subscribers and is actively promoting Kyivstar’s Internet-based services, such as mobile e-mail and search functions.

Continue to Focus on Maximizing Operating Efficiency

The financial crisis and resulting market downturn have negatively impacted Ukraine generally and resulted in increased pricing pressure in the Ukrainian mobile market. In response, starting in the fourth quarter of 2008, Kyivstar began implementing a number of cost-cutting and efficiency programs aimed at rationalizing its operating and capital expenses, such as the following:

•	reductions in dealer and distributor commissions and a shift towards electronic points of sale in its distribution network;

•	more efficient advertising campaigns through a targeted mix of advertising channels; and

•	renegotiation of its vendor support, services and site rental agreements.

Kyivstar’s priority remains improving the efficiency of its operations by rationalizing processes to the extent that such improvements can be effected without negatively impacting service quality. Kyivstar’s management believes the combination of these approaches will enable Kyivstar to continue optimizing its overall operating costs and protect margins and cash generation in a challenging and competitive economic environment.

Operation of a Mobile Network System

Overview

The basic principle of a mobile network’s operation relies on the division of the area under coverage into a number of geographic cells. Each cell operates within an assigned frequency band and is served by a base station. A base station incorporates one or more transmitter-receiver units, enabling communications to take place by radio signal with mobile telephones that are within the range of the base station. The frequency band allocated to a cell is sub-divided into a number of radio channels operating at discrete nominal frequencies, in practice a narrow frequency band, and each radio channel is then typically sub-divided further into multiple voice channels. This enables a number of conversations to take place simultaneously within the same radio channel and numerous conversations to take place simultaneously within the same cell.

The frequencies for each cell are allocated so that contiguous cells operate with different frequencies; therefore, the radio signals do not interfere noticeably with one another. The frequencies and associated radio channels used in one cell can be re-used in other non-adjacent cells if the cells are sufficiently far apart. Such geographic separation ensures that any possible interference is reduced to negligible levels by attenuation, i.e., the reduction in the strength of the signal over distance.

A base station typically includes transmitter-receiver equipment, antenna, power-supply equipment and a tower on which the antennas are mounted. In a conventional digital system, each base station is connected to a base station controller, which is in turn connected to a transcoder and a mobile switching center. The mobile switching center provides the interface with the fixed network and allows for calls to be routed appropriately, either to or from callers on the fixed network, other mobile networks or other mobile callers on the same network. Connections between base stations and base station controllers and between base station controllers and mobile switching centers can be provided by copper cables, microwave links or fiber optic cables.

A minimum number of base stations is required to provide the requisite geographical coverage. As the subscriber base grows, it typically becomes necessary to increase the system’s capacity in order to maintain an acceptable quality of service, so that the caller is not prevented from placing or receiving a call due to lack of system capacity. This can be done by adding radio channels within each cell, although this is ultimately constrained by the availability of frequency spectrum allocated to the operator. Once the available radio frequency spectrum has been utilized, capacity can be increased further by reducing cell sizes and increasing the number and density of the cell pattern. A common way of doing this involves the use of cell splitting, whereby one cell is split into two or three cells through the installation of additional base stations and antennas at new cell sites. In areas of extremely high caller density, more sophisticated ways of increasing capacity may also be used, such as installation of micro cells and pico cells.

When a mobile subscriber in a particular cell dials a telephone number, the handset sends the call by radio signal to the cell’s transmitter-receiver, which then sends it via a base station controller to the mobile switching center. The mobile switching center completes the call by connecting it to the wireline telephone network or another mobile telephone unit. Incoming calls are received by the mobile switching center, which instructs the appropriate cell via a transcoder and a base station controller to establish the communications link by radio signal between the cell’s transmitter-receiver and the mobile telephone. The mobile telephone does a periodic location update to inform the mobile switching center in which area it is situated. The mobile switching center also records information on system usage and subscriber statistics for billing purposes.

Each conversation on a mobile system occurs on a pair of radio voice paths, thus providing simultaneous two way telephone service. The relatively short range transmission between cell sites and mobile telephones permits the two distinguishing features of mobile telephone systems: frequency re-use, which enables the simultaneous use of the same frequency in two or more adequately separated cells, and call handover, which occurs when a deteriorating transmission path between a cell site and a mobile telephone is re-routed to an adjacent cell that can provide a higher quality signal and maintain the call. The call handover features of a mobile system enable calls to take place even while the mobile subscriber is moving, even if moving rapidly as when in a car. The subscriber can move throughout the network with transmission being handed off to the most appropriate cell at any point in time.

GSM Standard

GSM is a globally accepted standard for digital cellular communication. GSM operates in the 900, 1800 and 1900 MHz frequency bands. Many GSM 900 and GSM 1800 systems are integrated to operate as a single network, referred to as a dual band network, to capitalize on dual band GSM handsets that switch automatically and imperceptibly between 900 and 1800 MHz base stations, as and when needed, according to the availability of unused voice channels within a particular radio channel in either the 900 or 1800 MHz band. This seamless dual band capacity confers substantial operating advantages due to the superior propagation characteristics of 900 MHz signals compared to 1800 MHz. All else being equal, a 900 MHz signal will carry further than an 1800 MHz signal. Because of the greater attenuation suffered by 1800 MHz signals, more GSM 1800 base stations are needed to achieve a given level of geographic coverage, compared to GSM 900 base stations. Therefore, in areas where geographic coverage, rather than network capacity, is the limiting factor, networks based on GSM 900 infrastructure are superior to those based on GSM 1800 because they require fewer base stations to achieve coverage and are therefore more cost efficient. However, GSM 1800 equipment is more efficient in relieving capacity constraints in high traffic areas. In most areas, the most cost efficient application of GSM technology is to combine both GSM 900 and GSM 1800 infrastructure in a single, integrated dual band GSM network. To do this, an operator must have frequency allocations in both the 900 and 1800 MHz bands.

A subscriber connected to a GSM system can use the same handset in any other country in which a GSM network operates. Agreements between operators permit users to “roam” on networks in other countries. Each handset is equipped with a subscriber identity module (referred to in this prospectus as a SIM card) which acts as a means of personal identification for that subscriber and the subscriber’s network operator and is used for call routing and billing purposes, as well as to store other subscriber specific information. When GSM subscribers use their handsets in another country, the network identifies the subscribers as visiting roamers and identifies the operator to which billing information should be directed. Subscribers are registered as visiting or guest roamers in a database known as the visitor location register, and an associated entry is made in each subscriber’s home location register indicating that such subscriber is no longer connected to their domestic network. When a call is made to the subscriber, the system first interfaces with such subscriber’s home location register to obtain information about the subscriber’s location in order to ascertain the network and the visitor location register on which the subscriber is registered.

The GSM standard is considered inferior to advanced second generation and 3G digital standards based on code division multiple access (referred to in this prospectus as CDMA) technologies. In particular, CDMA technologies have demonstrated that they make more efficient use of radio frequency spectrum as compared to GSM, thereby enabling mobile cellular networks based on CDMA to provide service to more subscribers with a given amount of spectrum. In addition, 3G wideband CDMA technologies, which will be used to provide universal mobile telecommunications standard (referred to in this prospectus as UMTS), offer significantly greater data transmission capabilities as compared to GSM. Where a GSM network can provide a basic data transmission speed of 9.6 kbps and an enhanced GSM network employing GPRS/EDGE technology (as further discussed below under “– GPRS” and “– EDGE”) can offer a speed up to 296 kbps, a network based on wideband CDMA technology should enable speeds of 0.5 to 7.2 megabits per second (referred to in this prospectus as mbps), and a network transmitting data based on UMTS can achieve vehicular (high speeds) at 144 kbps, pedestrian (low speeds) at 384 kbps and in building (stationary) at 7.2 mbps. The major factors differentiating UMTS from GSM are an air interface operating at around 2 GHz which offers superior performance in terms of higher data transmission speed and capacity and a packet based network architecture which supports voice and data services simultaneously.

GPRS

GPRS implements packet switching within GSM, which is essentially a circuit switched technology. Rather than sending a continuous stream of data over a permanent connection, packet switching only utilizes the network when there is data to be sent. GPRS enables users to send and receive effective data at speeds up to 80 kbps. GPRS brings IP capability to a GSM network, enabling a GSM network to connect to a wide range of public and private data networks using industry standard data protocols such as TCP/IP and X.25. GPRS is efficient in its use of scarce spectrum resources and enables GSM operators to introduce a wide range of value added services for market differentiation. GPRS facilitates data applications such as e-mail or Internet access and can also enable a virtual permanent connection to data sources, allowing information to arrive rather than being sought. A GSM network must be capable of using GPRS technology to implement a 3G network because a 3G network requires packet-switching technology.

EDGE

EDGE uses a modulation scheme to enable effective data throughput speeds of up to 296 kbps using existing GSM infrastructure. Since 384 kbps is the data speed offered in the first phase of 3G deployment, EDGE offers an alternative route for GSM operators who do not have 3G licenses.

3G

3G technology permits simultaneous use of speech and data services and enables effective throughput speeds of up to 14.4 mbps. Unlike GSM, 3G is able to support mobile multimedia applications by using packet switched data with better spectral efficiency. 3G networks enable operators to offer a wider range of more advanced voice and data services by allowing handsets to access the Internet more quickly and efficiently.

The Ukrainian Mobile Telecommunications Market

Overview

The number of mobile telecommunications subscribers in Ukraine was 55.3 million as of December 31, 2009, compared to 55.8 million as of December 31, 2008 and 55.6 million as of December 31, 2007 (source: AC&M, January 21, 2010, January 14, 2009, February 2, 2008 and January 2007). Mobile subscriber penetration rate in Ukraine reached 120.6% as of December 31, 2009 (source: AC&M, January 21, 2010). In Ukraine, with a population of approximately 45.8 million (source: AC&M, January 21, 2010), a market penetration in excess of 100% means that some customers use more than one SIM card. The human penetration rate of mobile services, discounting the number of multiple SIM cards, was estimated at approximately 85.0% as of December 31, 2009 (source: Brand Progress Tracking, 4Q 2009).

Until the fourth quarter of 2006, a mobile operator in Ukraine’s rapidly growing telecommunications market could be competitive simply by offering average tariff rates with little regard for network quality, easily expanding its subscriber base as the market gained approximately 10.0 million new subscribers during the preceding two-year period (source: AC&M). By the fourth quarter of 2006, however, the growth of Ukraine’s mobile market had slowed, reaching 104.3% saturation in terms of SIM penetration (source: AC&M, January 2007). As a result, mobile operators introduced new, higher quality services and retention policies aimed at maintaining subscribers rather than attracting new ones. New services include broadband, downloaded content (music, entertainment and games), news and other information services and related content. Although basic voice communication services remain a key driver for telecom revenue growth, the share of growth provided by value added services is increasing quickly. Access to mobile Internet is becoming increasingly popular and an everyday necessity for a growing number of people, especially professionals, who also demand faster mobile data transfer services.

The Ukrainian mobile market operates primarily on the basis of prepaid tariffs, with approximately 7.4% of mobile subscribers operating on the basis of postpaid contracts, according to internal Kyivstar estimates as of

September 2009. Mobile subscribers buy prepaid scratch cards, which provide airtime on a specific operator’s network. Accessing an operator’s network requires a subscriber to have a SIM card that provides a phone number and an access point to the network.

3G technology has been available in Europe and parts of Asia for a decade. However, despite repeated requests from the leading Ukrainian operators, including Kyivstar, its launch in Ukraine has been blocked by the Ukrainian regulators. In 2005, the Ukrainian government issued its first and only 3G license to Ukrtelecom, Ukraine’s state-owned fixed-line operator. Kyivstar, MTS and Astelit (which operates under the ‘life:)’ brand), which, as of December 31, 2006, together controlled approximately 95.7% of the market (source: AC&M, January 2007), were refused 3G licenses by the Ukrainian government in 2006. For more information on Kyivstar’s 3G license litigation proceedings, see “– Legal and Regulatory Proceedings – 3G License Litigation.” The Ukrainian government announced plans to hold a tender to auction one 3G license; however, the proposed auction is currently suspended, as further discussed under “– Regulation of Telecommunications in Ukraine – 3G License Tender.”

Each mobile operator in Ukraine is assigned its own National Destination Code (referred to in this prospectus as an NDC code), which is a two-digit number representing the first two digits of a telephone number after the country code (the corresponding numbers are referred to as an area code in the United States). The two-digit codes for MTS are 50, 66, 95 and 99; Kyivstar are 67, 96, 97, 98; and life :) are 63 and 93. Such personalized codes enable subscribers to easily identify the network another subscriber is using and allow users to conclude that if such other subscriber is not with the same network, the price for a call might be significantly higher.

Competition

There are currently a number of mobile telecommunications operators in Ukraine, including the three main operators: Kyivstar, Ukrainian Mobile Communications (operating under the ‘MTS’ brand) and Astelit (operating under the ‘life:)’ brand). Other operators in Ukraine include OJSC VimpelCom (operating under the ‘Beeline’ brand), U.Tel, Intertelecoms, ITC and Telesystems of Ukraine (operating under the ‘PEOPLEnet’ brand). The competition among Ukrainian mobile telecommunications operators has intensified over the past two years. In August 2006, life:) introduced a zero on-net tariff, which is an “all you can eat,” flat rate pricing structure that charges a single fixed fee or account top up commitment for a service, regardless of usage. In March 2008, MTS launched its own zero on-net tariffs in an effort to reduce the number of its subscribers defecting to life:). Kyivstar introduced its ‘djuice Unlim’ zero on-net tariff plan in July 2009 (which was replaced with ‘djuice Unlim + Music’ in November 2009) as the number of its subscribers began to fall substantially during the fourth quarter of 2008 and the first quarter of 2009. As a result, as of March 31, 2009, zero on-net pricing had become the market standard, with around 40.0% of all Ukrainian mobile subscribers on a zero on-net tariff (source: InMind, “Zero” – rates perception research, April 2009). However, the NCRC issued a decision in July 2009 calling into question the legality of advertising practices around zero on-net tariffs, as further discussed under “– Regulation of Telecommunications in Ukraine – Zero On-net Tariffs.”

MTS

According to information contained in the Form 20-F for the financial year ended December 31, 2008, filed with the SEC by Mobile TeleSystems OJSC of Russia (NYSE: MTS), Ukrainian Mobile Communications, a wholly owned subsidiary of Mobile TeleSystems OJSC, entered the Ukrainian telecommunication market in 1993. MTS owns a GSM-900 license, a GSM-1800 license and a CDMA 2000 license that operates in the 450 MHz spectrum band. MTS offers GSM, GPRS and EDGE mobile services, offering access to the Internet, WAP and MMS and international GPRS roaming.

life:)

According to information contained in the Form 20-F for the financial year ended December 31, 2008, filed with the SEC by Turkcell Iletisim Hizmetleri A.S. (NYSE: TKC), which has a 55.0% beneficial ownership interest in Astelit and which was 13.2% beneficially owned by an affiliate of Altimo until March 2009, when Altimo announced that its beneficial ownership had been reduced to 4.99%, Astelit entered the Ukrainian telecommunications market in February 2005 and owns three GSM activity licenses, one GSM-900 license and two GSM-1800 licenses. life:) aims to differentiate its brand from its competitors by marketing itself as young, innovative, fair and Western.

Market Share

The following tables set forth the reported number of subscribers (which is calculated as the number of SIM cards for each operator) and SIM market share (which is calculated by dividing each operator’s estimated number of subscribers by the total estimated number of mobile subscribers in the market, as reported by AC&M) for the mobile telecommunications operators in Ukraine set forth below for the years ended December 31, 2007, 2008 and 2009 (sources: AC&M, February 2, 2008, January 14, 2009 and January 21, 2010):

	December 31,
SIM Subscribers (1) (in millions)	2007	2008	2009
Kyivstar	23.6	23.5	22.0
MTS	20.0	18.1	17.6
life:)	8.8	11.2	12.2
All others	3.2	3.0	3.5

	December 31,
SIM Market Share (1)	2007	2008	2009
Kyivstar	42.5%	42.2%	39.9%
MTS	36.0%	32.5%	31.8%
life:)	15.9%	20.1%	22.1%
All others	5.6%	5.2%	6.2%

(1)	Each operator has different policies for calculating churn rates and active subscribers, thus impacting the comparability of these results.

Operations and Services

Kyivstar offers mobile voice and data communications services, access to national and international roaming on its network and its partners’ networks and a wide variety of value added services to its subscribers pursuant to contract and prepaid payment plans. As of December 31, 2009, Kyivstar had roaming agreements with 378 telecommunications service providers in 195 countries and territories. Kyivstar is constantly researching new ways to better meet its subscribers’ communications needs through the development of new services and the improvement and expansion of its GSM network and existing complement of value added services. Value added services, which include SMS and MMS messaging, Internet access, access to various mobile targeted content (including television, news and entertainment features), conference calling, and other services, accounted for approximately 8.2% of Kyivstar’s total mobile revenue for the year ended December 31, 2009.

Roaming

Roaming allows Kyivstar’s prepaid and contract subscribers to receive and make national, international, local and long distance calls while traveling outside their home network, and it allows subscribers of other national and international mobile operators to make and receive calls and use data services from Kyivstar’s network while traveling in Ukraine. Kyivstar’s roaming service is instantaneous and automatic and requires no additional equipment or prior notification.

Kyivstar’s roaming services, which include access to its network for services such as its national and international GSM voice, GPRS data transmission, SMS and MMS, are offered pursuant to individual roaming agreements between Kyivstar and other mobile operators. Under these roaming agreements, Kyivstar provides roaming services to other operators’ subscribers on Kyivstar’s network, and other operators provide roaming services to Kyivstar’s subscribers on their networks. Generally, each agreement between Kyivstar and its roaming partner provides that the operator hosting the roaming call sends the bill for the roaming services used by the subscribers while on the host’s network. When Kyivstar’s subscribers roam on a roaming partner’s network, Kyivstar pays the host operator for the roaming services and then bills the amount due for providing roaming services to a subscriber on its monthly bill or debits the amount payable from a prepaid subscriber’s account. When a roaming partner’s subscribers roam on Kyivstar’s network, Kyivstar bills the roaming partner for the roaming services, without any direct contract between Kyivstar and the roaming partner’s subscribers.

Basic Value Added Services

Kyivstar offers a wide range of basic value added services to its subscribers, such as call divert, emergency calls, call waiting, call hold, conferencing and call barring. For prepaid subscribers, most of these services can be activated upon request and are available for free. For all contract subscribers, most of these services are activated and do not require the payment of additional fees. For example, Kyivstar offers the following popular services, among others, to its subscribers:

SMS-Call. This free service allows a subscriber to receive an SMS message notifying it that another subscriber tried to call the subscriber but had no money in its mobile account, enabling the subscriber receiving such SMS message to return the unconnected call.

SIM-pair. This service allows simultaneous usage of two handsets with one telephone number. The first SIM can be used in a main phone, while the second SIM can be used in any other mobile device, such as a second phone, smartphone, computer or laptop with a GSM/GPRS/EDGE/UMTS modem. This service is available to contract and corporate subscribers at an extra charge.

Balance auto informer. All prepaid and contract subscribers can access information regarding their account balance free of charge by dialing a dedicated number. Balance data is updated instantaneously.

Supplementary Value Added Services

Kyivstar offers the following supplementary value added services to both its prepaid and contract subscribers, except where indicated. Depending on the tariff plan selected by a subscriber, these services may be included in the tariff plan or the subscriber may pay additional monthly or usage charges for these services:

Comfort jump. This service informs callers dialing a subscriber’s old telephone number that the subscriber has switched to a new telephone number on Kyivstar’s network. The subscriber receives an SMS message, containing information about the caller’s telephone number and the time of the call, each time a caller dials his old number.

USSD-Unstructured Supplementary Services Data. This special data exchange service provides an information exchange between a subscriber and an operator’s special application in real time. USSD works on all existing GSM phones.

D-Jingle. This service enables a subscriber to replace the standard caller ring-back tone heard by a caller before a call is answered with a personalized song, melody or sound. This service is available to Kyivstar’s prepaid and contract subscribers for an extra charge.

Friends & Family. This free service allows Kyivstar’s subscribers to call or send SMSs to selected telephone numbers at a special tariff rate, which is usually lower than the regular tariff for the same service.

StarSvit. This free service provides an alternative method of placing international calls on mobile phones by entering a short access code. Kyivstar encourages its subscribers to switch from the standard method of dialing by emphasizing StarSvit’s convenience, as well as competitive and transparent pricing.

Extra Money. For a 10.0% fee, this service provides a subscriber with a UAH 5.0 bonus credit when an account balance falls below a minimum amount. When a subscriber makes a top-up, UAH 0.50 will be withdrawn from such subscriber’s account as interest for using the services.

Top-up another subscriber’s mobile account. This free service allows all subscribers to replenish another subscriber’s account by adding a top-up amount to another subscriber’s account.

Credit transfer. For an additional fee, this service allows subscribers to replenish another subscriber’s account by transferring credit between mobile accounts.

Call Me Back. This free service allows subscribers who have insufficient funds in their account to send a request to another subscriber requesting a call back. When a subscriber is roaming, the call and call back are both free to the roaming subscriber.

SMS SERVICE from the SIM menu. For an additional fee, this service allows subscribers to request an SMS with information about a variety of topics, including weather forecasts, specific news feeds or currency exchange rates.

Tracker. This free, location-based service makes use of a mobile device’s geographical position to provide the geographical location of a subscriber and can provide the location of a subscriber’s other contacts who have consented to being tracked. This service, unlike ‘Friend Finder’ described below, is a one-sided service, allowing one subscriber to track the location of another subscriber.

Friend Finder. For an additional fee, this location-based service allows subscribers to receive information about other subscribers’ locations. This service, unlike ‘Tracker’ described above, is a two-sided service, enabling subscribers to track each other’s locations.

Mobile map. For an additional fee, this location-based service allows subscribers to search for specific addresses or service categories, such as hotels, cafes or automatic cash terminals, near the subscriber’s location.

Fleet management. For an additional fee, this location-based service allows corporate subscribers to trace, track and coordinate traffic from a computer.

Mobile safe. This free service allows subscribers to store important information located on a handset, such as contacts, calendar events and tasks, that can be restored if the handset is lost or replaced.

My Kyivstar (Self Care). This free Internet-based service allows subscribers to manage and control their mobile communication expenses and mobile network services.

Music portal. For an additional fee, this service allows subscribers to download songs onto their handsets.

Mobile console. This free Internet-based service diverts calls through ‘My Kyivstar’ without accessing the handset itself, which is useful if a handset is misplaced or forgotten.

Mobile WALKIETALKIE (Push-to-Talk). For an additional fee, this service provides a simple, fast and convenient mode of communicating between a group of up to 20 prepaid subscribers or up to 100 contract subscribers, and determines who, among a group of subscribers, is available at such time to talk. In order to use this service, each subscriber must have a handset with push-to-talk support.

Mobile Internet and WAP. For an additional fee, Kyivstar provides its subscribers with various wireless Internet access resources, including access using WAP service using GPRS/EDGE technology. WAP’s principal advantage is that subscribers can access specially adapted Internet pages using a handset or mobile device with a WAP-supported protocol.

Mobile e-mail. For an additional fee, this service allows subscribers to access e-mails in several ways. StarMail is a multifunctional mail system that provides direct, instant access from a handset to an e-mail box on the StarPort portal using traditional web access to the Internet or WAP-access. Those subscribers who have mobile devices can send and receive e-mails using the built-in service.

Data packages. For an additional fee, this service provides GPRS/EDGE data-service access to the Internet by bundling data traffic.

Internet 3G. By purchasing a special SIM card and paying additional network fees, Kyivstar subscribers can roam nationally on Ukrtelcom’s UMTS network to access 3G higher-speed data transfer services.

Corporate GPRS-network. For an additional fee, this service provides corporate subscribers with secure access to a corporate data network while outside the office.

Mobile manager. For an additional fee, this service provides corporate subscribers with an opportunity to control their employees’ mobile expenditures through call restrictions and other limitations.

Direct city number. For an additional fee, this service provides contract subscribers with an additional local numbers for incoming calls.

Luxury number. For an additional fee, subscribers can custom order a telephone number with four or more identical digits in a row.

StarOffice. For an additional fee, this service allows a subscriber to send and receive facsimile messages or data at 9,600 kbps using a computer and USB modem or handset.

StarDay. For an additional fee, this IVR-based service offers subscribers information and entertainment voice content (e.g., political and economic news, horoscopes) that is updated several times a day.

Access to third party content via SMS, IVR and WAP. This service allows subscribers to purchase and utilize third-party content, such as ring tones, wallpaper, interactive games and SMS voting. Kyivstar acts as a distributor of the third-party content and does not supply content independently.

Fixed-line Services

Kyivstar started providing fixed-line services to several of its corporate mobile subscribers as a value added service in 2005. Through its fixed-line activities, Kyivstar offers advanced fixed-line services to small and medium enterprises and large corporate clients, including fixed telephony, corporate Internet access and data networks services. As of December 31, 2008, Kyivstar had 95 subscribers using its fixed-line services and for the year ended December 31, 2008, received UAH 17.2 million in revenue from its provision of fixed-line services. As of December 31, 2009, Kyivstar had 420 subscribers using its fixed-line services and received UAH 25.6 million in revenue for the year ended December 31, 2009, from its provision of fixed-line services. For more information on Kyivstar’s fixed-line telephony services, see “– Network Technology – Fixed-line Network.”

Broadband Services

Kyivstar’s management believes that the fixed and mobile broadband market has substantial untapped growth potential. As of September 30, 2009, the average broadband residential household penetration rate was approximately 10.2% (source: iKS Consulting, November 26, 2009). The total revenue generated by the broadband market has increased by 38.0% during 2009, and the broadband service revenue from residential households has increased by 68.0% during the same period (source: NBU; State Statistics Committee of Ukraine, January 2010). Kyivstar has expanded its mobile broadband services by increasing its capacity to provide EDGE services throughout its GSM network and promoting its broadband service through a promotional offer of discounted USB modems. The demand for USB modems and mobile Internet services was higher than expected. Approximately 500 to 600 units were sold each day during the initial promotional offer period of November 2008 through December 2008. The campaign was re-launched in February 2009, closed in May 2009, and was commenced again in August 2009, which resulted in a total of approximately 120,000 USB modems being sold during the period from November 2008 through November 2009. For the period ended December 31, 2009, the ARPU for Kyivstar’s data services was higher than the ARPU for its regular mobile voice services.

Kyivstar began providing fixed broadband services in seven cities in March 2010 (Dnipropetrovsk, Donestsk, Kyiv, Kharkiv, Lviv, Odesa and Simferopol) and intends to begin providing broadband services in an additional seven cities in 2010 (Kryvyi Rih, Lugansk, Mariupol, Mykolayiv, Vinnystsia, Ternopil and Sevastopol), with the service being introduced on a larger scale throughout 2010. In connection with this new service, Kyivstar has engaged in an approximately UAH 100.0 million project to install FTTB for fixed broadband services in approximately 4,000 residential buildings in its initial target cities, providing over 4,800 access points.

To support its fixed and mobile broadband services, Kyivstar has entered into content distribution contracts with WEA International Inc., an affiliate of Warner Bros. Digital Distribution, and approximately 20 other content owners and aggregators. Kyivstar’s management believes its contract with WEA International is one of the first direct distribution contracts with a Ukrainian mobile operator. Kyivstar operates its own, ‘djuice’-branded music portal that is also open to non-Kyivstar subscribers. Kyivstar retains approximately 80.0% to 85.0% of all revenue generated on music distributed through its portal, approximately 80.0% of which is generated from local musicians. Kyivstar also plans to begin offering IPTV services after the commercial launch of broadband services in the second half of 2010. Kyivstar has submitted applications for broadcasting licenses in order to begin offering IPTV in seven cities across Ukraine during 2010 and has signed agreements to broadcast content with 21 commercial television channels in addition to 60 public on-air channels to be rebroadcast.

Planned New Services

In 2010, Kyivstar plans to roll out additional services, including the following:

•	a mobile entertainment arena, providing subscribers with multimedia capabilities that are applicable to both fixed and mobile services;

•	mobile advertising;

•

electronic channels and mobile payment services to enable subscribers to pay bills (including utility bills), purchase tickets and transfer money by credit card using various electronic channels, including access through special top-up terminals, the Internet and their handsets;

•	mobile payment services, enabling subscribers to top-up their accounts using a bank card on the Internet or their handsets;

•	a collect call service, allowing a subscriber to make a call with a zero account balance, with the called party paying for the call;

•	a global credit transfer service, allowing subscribers to transfer money from their mobile account to mobile accounts with other mobile operators;

•	a group account service, permitting several prepaid subscribers to use one mobile account;

•	variable broadband charging, allowing Kyivstar to assess different tariffs depending on the website accessed, content type, throughput or volume;

•	Skype service, allowing mobile subscribers to call Skype subscribers from their handsets without using a special Skype application;

•	a blacklist service, allowing a caller to block unwanted calls and SMSs;

•	a wrong call refund service, allowing a subscriber to request a refund for incorrectly dialed calls;

•	a special interface, allowing subscribers to use third-party location-based services; and

•	SMS account notification services, in which an SMS is automatically delivered to a subscriber when billing or account events occur, such as a successful top-up, money transfer or a zero balance.

In some cases, Kyivstar’s ability to offer new services will depend on external factors, such as the development of specific types of handsets or mobile devices by handset manufacturers.

Handsets

In general, Kyivstar does not offer or sell handsets to subscribers, but in certain circumstances, Kyivstar’s corporate sales unit provides discounted handsets to Kyivstar’s corporate clients as an incentive to purchase services or enter into contracts. In 2007, 2008 and 2009, Kyivstar incurred UAH 37.6 million, UAH 21.1 million and UAH 6.1 million, respectively, in expenses relating to the provision of handsets as an incentive to purchase services.

USB Modems

Kyivstar provides its subscribers with wireless Internet access through GPRS/EDGE/UMTS networks. As discussed above under “– Broadband Services,” Kyivstar offers its subscribers special wireless USB modems, which provides a simple way to access the Internet throughout Ukraine without access to fixed-line broadband or a long-term contract. Pursuant to this offer, which began at the end of 2008, Kyivstar provides its subscribers with a discounted USB modem and SIM card with a pre-installed special Internet rate data plan. Kyivstar locks all modems so that they only work on Kyivstar’s network.

For the year ended December 31, 2009, Kyivstar received UAH 34.8 million in revenues from the sale of USB modem packages. Kyivstar incurred costs of UAH 62.4 million to acquire the USB modems, which resulted in subsidies to Kyivstar’s subscribers purchasing the modems of UAH 27.6 million. Kyivstar incurred expenses relating to the provision of USB modems as an incentive to use Kyivstar’s mobile broadband services in the amount of UAH 0.2 million and UAH 27.6 million for the years ended December 31, 2008 and 2009, respectively.

Marketing and Advertising

Market Segments

Kyivstar has responded to the increased competition in the mobile market by focusing its marketing and pricing efforts on monitoring and analyzing its subscribers’ demographics and usage habits. Kyivstar maintains a data warehouse that continually gathers and stores 13 months of such information, which allows Kyivstar’s in-house business intelligence unit to monitor and analyze market and usage trends across its network. The business intelligence unit prepares monthly trend reports based on the information provided by the data warehouse. These reports are used by Kyivstar’s marketing and sales departments to tailor their marketing and sales efforts in order to make their efforts more responsive to their target demographic.

The business intelligence unit also prepares revenue market share studies, reports on the effectiveness of marketing campaigns, analyses of market segments, cost-profitability analyses and reports on industry-wide trends. In the past two years, the business intelligence unit has commissioned market studies from a number of management consulting and research agency firms specializing in telecommunications and media in the CIS and Eastern Europe, in order to help Kyivstar position its brand and rebalance its tariff rates in response to subscriber priorities.

For its internal marketing and planning (but not reporting) purposes, Kyivstar divides its subscribers into three segments: mass, youth and business (sub-divided into small and medium business and large business). The youth segment consists primarily of people up to age 25. The mass market consists primarily of people age 25 and over. The small and medium business sub-segment consists of small to medium size enterprises that have fewer than 50 employees. The large business sub-segment consists of companies with 50 and more employees, banks, government agencies, state and municipal enterprises and diplomatic missions. As of December 31, 2009, Kyivstar had approximately 14.3 million subscribers in its mass segment, approximately 6.5 million in its youth segment, approximately 0.4 million in its small and medium business sub-segment and approximately 0.8 million in its large business sub-segment. Kyivstar’s fixed broadband service also will be a separate marketing segment.

Kyivstar’s market position is first in the mass segment, first in the youth segment and Kyivstar is tied for first place with MTS in the overall business segment (source: Brand Progress Tracking, InMind, December 2009).

Kyivstar employs a dual-brand marketing strategy, operating under the ‘Kyivstar’ brand (with approximately 15.5 million subscribers, as of December 31, 2009) and the ‘djuice’ brand (with approximately 6.5 million subscribers, as of December 31, 2009). Kyivstar markets its services to the mass market using the ‘Kyivstar’ brand, to the business market under the ‘Kyivstar Business’ brand, and to the youth market using the ‘djuice’ brand. The ‘djuice’ brand, which is part of Telenor’s youth market initiative and is used by Kyivstar pursuant to a license agreement with Telenor, as described under “– Related Party Transactions – Other Transactions with Telenor,” is targeted at younger subscribers who seek to belong to a community of other users and who use their mobile access for a wider range of functions (such as downloading music, entertainment and gaming) than Kyivstar’s other subscribers. ‘djuice’ subscribers primarily use Kyivstar’s mobile services during evening hours and have higher traffic volumes than subscribers in other segments, which reflects the popularity among ‘djuice’ subscribers of music and entertainment downloads and group calls with other members of the ‘djuice’ network.

According to Kyivstar’s internal data and analysis, as a result of high interconnection fees, approximately 90.0% of all mobile calls in Ukraine are placed within the same network (this estimation is based on Kyivstar’s traffic distribution on its network (84.0%) with an assumption that zero on-net rates of MTS and life:) stimulate more than Kyivstar’s share of on-network traffic, resulting in a total of approximately 90.0%). Kyivstar has capitalized on this brand loyalty to promote ‘Friends & Family’ and social networking programs providing advantageous pricing for on-network calls and special discounts on some tariff plans for calls made to members of a subscriber’s immediate family or most frequently called numbers. As discussed above under “– The Ukrainian Mobile Telecommunications Market,” brand loyalty is further driven by the ability to identify which network someone belongs to by reference to an NDC code, thereby making it easy to identify a Kyivstar subscriber.

Kyivstar’s management believes that its subscribers generally place a premium on the high quality service and superior network quality that the market perceives Kyivstar as providing. This allows Kyivstar to charge higher tariff rates than some of its competitors, which are perceived as lower-quality, lower-price operators.

Advertising

Kyivstar’s advertising focuses on maintaining its market share and developing existing subscribers, in addition to, attracting new subscribers, as further discussed under “– Business Strategy – Build and Maintain Strong Relationships with its Customers.” To promote its image and services and to stimulate loyalty in the most efficient way, Kyivstar uses a variety of different media based on its analysis of advertising consumption, cost per point, advertising coverage, proximity and affinity. Generally, for sales promotions, loyalty and image campaigns, Kyivstar uses a full media mix, including television, radio, press, outdoor advertisement, numerous point of sales materials and Internet advertising.

Kyivstar’s advertising and public relations initiatives can be classified by their respective goals:

•	building image attributes as a leading company, with superior customer care;

•	promoting new tariffs and encouraging new and existing subscribers to use Kyivstar’s services;

•	developing existing subscribers in terms of their mobile usage behavior by promoting new and existing products and services; and

•	stimulating loyalty by promoting loyalty program benefits to its existing subscribers.

To communicate with its younger target audience, Kyivstar positioned its ‘djuice’ brand as a brand for youth that provides the best overall experience. In terms of media, ‘djuice’ is more focused on trendy youth marketing channels, like the Internet, ambient media, sponsorships of various music and sport events, such as the Ukrainian National and Youth football teams, the Ukrainian National Olympic team and the National Ukrainian Zoo support program.

Tariff Plans and Payment Methods

Kyivstar offers its subscribers a variety of prepaid and contract tariff plans to best serve their needs. Prepaid subscribers do not receive monthly bills, but rather purchase prepaid scratch cards or use electronic top-up methods entitling them to future services. Contract subscribers pay an initial start-up fee when they sign a subscription contract, but are not bound to a minimum subscription period (excluding some corporate subscribers with special conditions), and receive monthly bills for services. In the year ended December 31, 2009, approximately 92.1% of Kyivstar’s subscribers were on prepaid plans and approximately 7.9% of Kyivstar’s subscribers were on contract plans. In general, Kyivstar’s pricing policy is not to compete solely on price, but instead to offer subscribers cost efficient and flexible tariff plans. Kyivstar’s revenues from prepaid services represented approximately 75.0%, 74.6% and 72.1% of total revenues for the years ended December 31, 2007, 2008 and 2009, respectively. Kyivstar’s revenues from contract services represented 23.1%, 23.1% and 24.3% of total revenues for the years ended December 31, 2007, 2008 and 2009, respectively.

Due to the convenience of prepaid services, especially in a cash based economy like Ukraine’s, the Ukrainian mobile market operates primarily on prepaid plans. However, contract subscribers tend to generate higher average revenues for Kyivstar than prepaid subscribers generate. The ARPU for Kyivstar’s prepaid subscribers during 2009 was UAH 32.6, and the ARPU for Kyivstar’s contract subscribers during 2009 was UAH 151.8. For the year ended December 31, 2009, contract subscribers generated approximately 25.2% of Kyivstar’s total on-network revenue, whereas prepaid subscribers generated approximately 74.8% of total on-network revenue, despite the fact that contract subscribers only represented approximately 7.9% of Kyivstar’s subscribers during 2009. To attract more contract subscribers, Kyivstar has differentiated its service level to provide higher customer service to its contract subscribers, such as direct access to customer service agents on a dedicated contract subscriber customer service line, in addition to Kyivstar’s initiatives to increase the flexibility and accessibility of the payment methods offered to contract subscribers. For further information on the variety of payment mechanisms, see “– Billing and Payment Methods” below.

Pursuant to Kyivstar’s interconnection agreements with other Ukrainian mobile operators, in 2009 all calls and SMS messages made or sent by Kyivstar’s subscribers to telephone numbers on other operators’ networks incurred a fee of UAH 0.50 per minute for voice calls and UAH 0.05 per SMS message. Kyivstar passes these fees through to its subscribers, which are reflected in the tariff rates that Kyivstar charges to its subscribers for off-network calls and SMS messages.

Mobile operators interconnect with fixed, wireless, long distance and international telephony operators to obtain access to their networks and, via these operators, to the networks of other operators around the world. To provide its subscribers with domestic and international long distance services, as of December 31, 2009, Kyivstar had interconnection agreements with 378 telecommunications service providers, as further described under

“–Operations and Services.” Most interconnect fees are based on usage by minutes. Pursuant to interconnection agreements entered into by Kyivstar and other Ukrainian mobile operators (excluding Ukrtelecom), in 2009 Kyivstar paid an interconnect fee of UAH 0.50 per minute to other mobile operators within Ukraine (excluding Ukrtelecom) for calls terminated on such other mobile operator’s network. Pursuant to Kyivstar’s interconnect agreement with Ukrtelecom, which was entered into on December 2, 2009, Ukrtelecom charged Kyivstar’s subscribers UAH 0.40 per minute for calls terminating on Ukrtelecom’s network from October 1, 2009, until December 31, 2009. This fee decreased to UAH 0.38 per minute from January 1, 2010, until June 30, 2010, and will further decrease to UAH 0.36 per minute from July 1, 2010, until December 31, 2010. All calls made by Kyivstar’s subscribers to telephone numbers on Ukrtelecom’s fixed network incur an interconnect fee of UAH 0.25 per minute. All SMS messages sent by Kyivstar’s subscribers to telephone numbers on other Ukrainian operators’ networks, including Ukrtelecom’s network, but excluding URS’s and Golden Telecom’s networks, incur a fee of UAH 0.05 per SMS message. In 2009, Kyivstar charged other Ukrainian mobile operators (excluding Ukrtelecom) a fee of UAH 0.50 per minute for calls terminating on Kyivstar’s network. Pursuant to Kyivstar’s interconnect agreement with Ukrtelecom, Kyivstar charged Ukrtelecom’s subscribers UAH 0.40 per minute for calls terminating on Kyivstar’s network from October 1, 2009, until December 31, 2009. This fee decreased to UAH 0.38 per minute from January 1, 2010, until June 30, 2010, and will further decrease to UAH 0.36 per minute from July 1, 2010, until December 31, 2010. All calls made by Ukrtelecom’s subscribers to telephone numbers on Kyivstar’s fixed network incur an interconnect fee of UAH 0.25 per minute. All SMS messages sent by other operators’, including Ukrtelecom’s, but excluding URS’s and Golden Telecom’s networks, subscribers to Kyivstar’s subscribers, incur a fee of UAH 0.05 per SMS message. Kyivstar does not have SMS interworking agreements with URS and Golden Telecom. Kyivstar’s interconnection agreement with URS terminated on December 31, 2009, at URS’s initiative. Currently, negotiations with URS regarding a new interconnection agreement are pending. For more information on our telecommunications network in Ukraine, see “– Regulation of Telecommunications in Ukraine – Pricing, Competition and Interconnections.”

Prepaid Tariff Plans

Currently, Kyivstar has the following prepaid tariff plans:

Big Talks. There is no monthly service charge for this tariff plan, although the account must be replenished after a specified number of days in an amount greater than UAH 30.0. The airtime rates are UAH 0.20 per minute for calls to phone numbers within Kyivstar’s network and UAH 0.85 per minute for calls to phone numbers on other networks. In addition, a call setup charge of UAH 0.35 is applied to each call. The rate for each SMS message within Ukraine is UAH 0.39.

Classic. There is no monthly service charge or top-up commitment for ‘Classic’. The airtime rates are UAH 0.10 per minute for calls to phone numbers within Kyivstar’s network and UAH 0.85 per minute for calls to phone numbers on other networks. In addition, a call setup charge of UAH 0.35 is applied to each call. The rate for each SMS message within Ukraine is UAH 0.39.

All Networks. There is no monthly service charge or top-up commitment for ‘All Networks’. The airtime rate for calls to subscribers on any domestic network, including Kyivstar’s, is UAH 0.45 per minute. In addition, a call setup charge of UAH 0.35 is applied to each call. The rate for each SMS message within Ukraine is UAH 0.39.

djuice. This prepaid brand targets the youth market, offering lower rates for calls within the djuice community. djuice tariff plans include the following:

•

Fun Non-Stop. There is no monthly service charge or top-up commitment for ‘Fun Non-Stop’. The airtime rate for calls to subscribers on any domestic network, including Kyivstar’s, is UAH 0.49 per minute. In addition, a call setup charge of UAH 0.39 is applied to each call. The rate for each SMS message within Ukraine is UAH 0.10.

•	Talk Non-Stop. There is no monthly service charge or top-up commitment for ‘Talk Non-Stop’. The airtime rate for calls to other djuice subscribers is UAH 0.05 per minute and to all other telephone numbers, including non-djuice Kyivstar telephone numbers, is UAH 0.85 per minute. In addition, a call setup charge of UAH 0.39 is applied to each call. The rate for each SMS message within Ukraine is UAH 0.25.

•

Unlim. This service was discontinued on November 3, 2009 and replaced with ‘djuice Unlim + Music’, described below. However, all ‘djuice Unlim’ subscribers connected before November 3, 2009 will be offered the chance to remain on this tariff. There is no monthly service charge for ‘Unlim’, although the account must be replenished after a specified number of days to an amount greater than UAH 30.0. All calls to other djuice numbers are free of charge. The airtime rate for calls to all other telephone numbers, including non-djuice Kyivstar telephone numbers, is UAH 1.0 per minute. In addition, a call setup charge of UAH 0.25 is applied to each call. The rate for each SMS message within Ukraine is UAH 0.39.

•

Unlim + Music. There is no monthly service charge for ‘Unlim + Music’, although the account must be replenished every 25 days in an amount greater than UAH 30.0. This tariff plan sets out a 500 minute usage cap for every 25 days during peak usage hours to other djuice numbers. The airtime rate for calls to all other telephone numbers, including non-djuice Kyivstar telephone numbers, is UAH 0.25 per minute. The rate for each SMS message within Ukraine is UAH 0.39. In addition, subscribers on the ‘Unlim + Music’ tariff plan may download up to 1,000 music tracks and have Internet access of up to 25Mb for each 25 days.

To activate a prepaid account, a subscriber must either purchase one of Kyivstar’s starter packages or receive a free starter package from one of Kyivstar’s points of sale. Each purchased prepaid starter package costs UAH 25.0, which includes an initial credit balance of UAH 10.0, a SIM card and a user guide. As described above, Kyivstar does not sell handsets; accordingly, the subscriber needs to own a GSM handset. To start using the service, a subscriber initially activates the account with an outgoing call. The subscriber can replenish the account by purchasing additional prepaid scratch cards at any of numerous points of sale, scratching the card to reveal the code number, and sending a request or calling the designated telephone number to activate the prepaid scratch card using its code number. Once the code number on the scratch card has been validated by Kyivstar, the amount of the scratch card’s value will be added to the subscriber’s account. The charges for Kyivstar’s services are deducted from a subscriber’s account as the subscriber uses services.

Contract Tariff Plans

Kyivstar’s contract subscribers, which consist of both corporate clients and individual subscribers, have a choice of tariff plans. Under the terms of Kyivstar’s contract tariff plans, subscribers pay an initial fee and subsequently make advance payments from which Kyivstar deducts charges for the subscriber’s actual usage of services and a fixed monthly service charge ranging from UAH 15.0 to UAH 400.0 per month.

Subscribers can activate their contracts at sales offices or through Kyivstar’s dealer network by providing personal identification or corporate documentation and making an immediate deposit into their Kyivstar subscriber account. A contract subscriber is required to make an initial deposit for the provision of basic services and basic value added services. Kyivstar’s contract subscribers receive a monthly account statement detailing their use of services and charges. Kyivstar records amounts deposited by a contract subscriber as a liability until the contract subscriber is debited for usage of services. If a contract subscriber cancels its account while all or a portion of the amount it has already prepaid remains on deposit, the outstanding balance (excluding the initial deposit) is fully refundable, as further discussed under “– Billing and Payment Methods” below.

All contract subscribers are required to pay a monthly fixed service charge or a minimum monthly usage charge, as described below, for the provision of basic services, which is, together with their airtime and other charges, deducted from their deposits. Kyivstar’s current contract tariff plans are as follows:

Big Talks. The initial fee for the ‘Big Talks’ plan is UAH 100.0, and the monthly service charge is UAH 15.0. The airtime rates are UAH 0.19 per minute for calls to telephone numbers within Kyivstar’s network and UAH 0.85 per minute for calls to telephone numbers on other networks. In addition, a call setup charge of UAH 0.19 is applied to each call. The rate for each SMS message within Ukraine is UAH 0.39.

Classic. The initial fee for the ‘Classic’ plan is UAH 100.0, and the monthly service charge is UAH 15.0. The airtime rates are UAH 0.10 per minute for calls to telephone numbers within Kyivstar’s network and UAH 0.85 per minute for calls to telephone numbers on other networks. The rate for each SMS message within Ukraine is UAH 0.39.

All Networks. The initial fee for the ‘All Networks’ plan is UAH 100.0, and the monthly service charge is UAH 15.0. The airtime rate for calls to telephone numbers on any network, including Kyivstar’s, is UAH 0.45 per minute. The rate for each SMS message within Ukraine is UAH 0.39.

Universal. The initial fee for the ‘Universal’ plan is UAH 200.0, and the monthly service charge is UAH 70.0. This plan includes 200 minutes per month for calls to telephone numbers on any network. The airtime rates for calls to telephone numbers on any network over the included minutes is UAH 0.35 per minute. The rate for each SMS message within Ukraine is UAH 0.39.

Family and Friends. The initial fee for the ‘Family and Friends’ plan is UAH 200.0, and the monthly service charge is UAH 100.0. This plan includes 1,000 minutes per month within Kyivstar’s network. The airtime rate for calls to telephone numbers within Kyivstar’s network over the included minutes and all other networks is UAH 0.45 per minute. The rate for each SMS message within Ukraine is UAH 0.39.

Unlimited. The initial fee for the ‘Unlimited’ plan is UAH 550.0, and the monthly service charge is UAH 400.0. This plan includes 4,000 minutes per month within Kyivstar and any fixed networks and 500 minutes to telephone numbers on other networks, 1,000 SMS messages within Ukraine, 300 MMS messages within Ukraine, traditional Internet access of 200Mb and WAP-access of 20Mb. The airtime rates for calls to telephone numbers on any network over the included minutes is UAH 0.60 per minute. The rate for each SMS message over the included SMS messages is UAH 0.39. A call setup charge of UAH 0.10 is applied to each call.

Billing and Payment Methods

Prepaid Subscribers

Kyivstar’s prepaid subscribers, after purchasing or receiving a starter package, may top-up their accounts for further services:

•	by electronic codes or unified account replenishment scratch cards, which can be purchased at approximately 95,000 points of sale throughout Ukraine, in denominations of UAH 30.0 and UAH 100.0;

•	by cash or credit card using self-service terminals, ATMs of banks or retail stores with which Kyivstar has agreements;

•	by cash or credit card in banks through a cashier; and

•

by credit card via Kyivstar’s Internet or WAP-sites or a 999 short number (which are free when made on Kyivstar’s network). When a subscriber uses this service, the subscriber is eligible for a bonus credit to its account - if an account is replenished in amount from UAH 50.0 to UAH 100.0, a subscriber receives a bonus equal to 3.0% of the replenished amount and if an account is replenished in an amount greater than UAH 100.0, a subscriber receives a bonus equal to 5.0% of the replenished amount.

Prepaid subscribers cannot use Kyivstar services if their balance is at zero, unless they have subscribed to the ‘Extra Money’ service.

Contract Subscribers

To control billing and collection costs and to reduce the risk of non-payment, Kyivstar generally requires its contract subscribers to make advance payments to their accounts from which their charges are deducted instead of billing them after they use the service. The relevant charges are debited from their accounts and reflected on their monthly account statement. It is each contract subscriber’s responsibility to preemptively add more money to its account, if necessary.

Kyivstar offers its contract subscribers a variety of methods to make payments to their accounts, including, in addition to the methods listed above under “– Prepaid Subscribers,” by bank transfer to Kyivstar’s bank account. Contract subscribers cannot use Kyivstar services if their balance is lower than UAH 10.0, unless they have subscribed to the ‘Extra Money’ service.

Customer Service

Sales and Distribution Network

As of December 31, 2009, Kyivstar had 598 exclusive ‘star’ flagship stores, 10 exclusive dealers (which include business partners holding at least 30 specialized retail outlets), two non-exclusive dealers, approximately 95,000 points of sale (most of which are distributors, including business partners specializing in fast moving consumer goods distribution, serving specialized and non-specialized retail) and 199 customer service centers throughout Ukraine. Subscribers and potential subscribers may purchase starter packages and scratch cards, as well as pay for their services, using cash or credit cards at any member of Kyivstar’s total distribution network.

Dealers, distributors and electronic channel partners operate on the basis of commissions, which are earned (i) when the SIM or scratch card is activated (for electronic channel partners), (ii) upon a sale or customer payment (for sales of replenishment scratch cards or starter packages), or (iii) one month after activation (for new contract customer accounts). As of December 31, 2009, the electronic channels partners accounted for approximately 30.0% of Kyivstar’s total sales volume.

Dealer commission rates vary from UAH 30.0 to UAH 350.0 per new contract subscriber, depending on the tariff plan such subscriber chooses, which Kyivstar considers to be in line with its competitors. Kyivstar pays dealers’ commissions monthly, based on previous month results, and claws back a portion of the commission if a subscriber terminates its service within seven months. Kyivstar also pays its dealers a marketing activity subsidy, which is calculated monthly based on previous month’s results. In addition, Kyivstar pays its dealers commissions based on the quality of the dealers’ personnel in retail outlets based on quarterly results.

Kyivstar pays dealers and distributors a commission for each prepaid starter package sale and a commission for sale of replenishment scratch cards, paid weekly based on the previous week’s results. In addition, Kyivstar pays a bonus to its distributors for quality of distribution, depending on distribution index, city category and product type distribution. Kyivstar only pays its electronic channel partners a commission for account top-ups in amounts greater than UAH 20.0. Kyivstar pays banks a commission for account top-ups, regardless of the amount.

Customer Service Centers

As of December 31, 2009, Kyivstar had 199 customer service centers throughout Ukraine. The services provided in the customer service centers include SIM card change, migrations from prepaid to contract tariff plans and activation of different services. Customer service centers provide subscribers with the ability to buy a starter package or sign a mobile services contract; top-up their balance using a scratch card or top-up terminal; try the most popular services at the demonstration stand; use self-service through an information kiosk; learn about products or services and set up their mobile phones and other equipment. Kyivstar employees provide most services at the customer service centers, except for sales of mobile phones, top-ups and scratch cards, which services are provided by dealers.

The interior of each customer service center is divided into several areas: a sales zone, a try-and-buy zone with demonstration stands, a servicing zone with a separate area for VIP clients, a self-service zone and a waiting area. Kyivstar’s twelve largest customer service centers are equipped with electronic queue management systems that direct more profitable clients to the VIP zone and direct other subscribers to the appropriate specialist. With the help of a special prompting message system, a subscriber is directed to the most relevant sales and customer service specialist. Kyivstar’s customer service centers process approximately 260,000 operations on average each month. All employees regularly take part in training concerning new products, sales and customer care, and are subject to quarterly performance assessments.

Call Center Services

Kyivstar has call center capability to provide customer service in Ukrainian, Russian and English, 24 hours a day, seven days a week, with dedicated agents for contract and prepaid subscribers and automated inquiry systems, such as IVR. As of December 31, 2009, 88.0% of all inbound calls to the call center agents received an answer to their questions within 20 seconds. The call center is available free of charge to both prepaid and contract subscribers. Subscribers can either use an IVR system or queue for a live agent. Kyivstar’s corporate clients also have an additional corporate client service unit and a dedicated 24-hour hotline for coordinators.

As of December 31, 2009, Kyivstar had approximately 1,220 people working at its call centers including agents and management. However, in order to provide a high level of customer support during the winter holiday season, from December through January, when the number of inbound calls to the call center increases significantly, Kyivstar generally redistributes existing capacity at its call centers between inbound, outbound and cross-sales to focus mainly on inbound calls.

Kyivstar aims to further improve the level of its customer service by focusing on subscriber differentiation and increasing the efficiency, competence and friendliness of customer service operations. Kyivstar trains its call center representatives to use advanced technology to handle subscriber inquiries as efficiently and politely as possible, based on an Intranet call management and data retrieval system. Kyivstar has implemented a sophisticated application for automated support of customer service operations. The system allows call center representatives to identify high revenue corporate clients immediately, enabling them to provide those subscribers with a heightened level of customer service. Kyivstar’s call center representatives handle a variety of inquiries, ranging from claims management to bill inquiries. In addition, Kyivstar has implemented advanced multi-channel subscriber self-care, allowing subscribers to manage value added services, change their tariff plan, access detailed bills and tax invoices. The available channels include Internet, WAP and IVR.

Seasonality

Kyivstar’s mobile telecommunications business is subject to certain seasonal variances. Specifically, sales of prepaid and contract tariff plans tend to increase during the December through January holiday season, and then decrease in late January and February. Historically, Kyivstar’s marketing efforts during periods of decreasing sales have helped to offset these seasonal effects. Roaming revenues increase significantly from June to September because many subscribers travel to vacation destinations outside Ukraine. During the winter, roaming revenues are stable, although January tends to have higher roaming revenue due to the winter holidays. A seasonal surge in messaging services from December through January is caused by holiday periods when more subscribers send greetings using SMS and MMS messaging. For example, in January 2009, the number of SMS messages sent was approximately 56.0% higher than the average number of SMS messages sent during 2010.

Churn

The churn rate indicates the percentage of subscribers disconnecting from the network in any given period. To achieve net subscriber growth, Kyivstar must attract a sufficient number of subscribers to offset subscribers who terminate their services. For the years ended December 31, 2008 and 2009, Kyivstar had an annual churn rate of 28.0% and 25.7%, respectively. Policies regarding calculation of churn rate differ among operators, which creates differences in the reported figures. Kyivstar calculates its churn rate as the total number of subscribers disconnected from its network within a given period, expressed as a percentage of the average subscription base during the period. Contract subscribers were disconnected if they terminated their subscriptions or did not generate any revenues within the previous three-month period. Prepaid subscribers were disconnected if, in the previous three-month period: (i) there was no outgoing or incoming traffic, including voice, SMS, MMS and data, (ii) the SIM card account was not reloaded, or (iii) no revenues were generated.

Kyivstar has instituted a number of measures designed to retain subscribers, such as introducing new tariff plans, such as ‘djuice Unlim’ in July 2009, ‘Big Talks’ in September 2009 and ‘djuice Unlim + Music’ in November 2009, matching its competitors’ zero on-net tariffs, implementing loyalty programs and providing bonuses to subscribers, as well as introducing innovative value added services, such as ‘Extra Money’ and ‘SMS Call’.

Network Technology

Overview

Kyivstar has constructed and currently operates its own national dual band GSM 900/1800 MHz network. Ericsson is Kyivstar’s principal infrastructure contractor and has supplied all of Kyivstar’s mobile switching centers, base station controllers, base stations, operation support systems and transmission systems equipment. Kyivstar continues to focus on the capacity and utilization of its network, which as of December 31, 2009, comprised 9,324 sites in major cities and urban areas, as well as sites along all main national and regional highways, covering territory inhabited by approximately 95.1% of Ukraine’s population.

Kyivstar’s radio network is based primarily on GSM 900 MHz infrastructure, augmented by GSM 1800 MHz equipment. Kyivstar uses GSM 1800 MHz equipment in high use areas, such as the Kyiv area, due to 1800 spectrum availability. Kyivstar aims to offer its subscribers high quality services and also has set very demanding quality and capacity performance targets for its GSM services.

Network Capacity

Although Kyivstar is expanding its network by increasing capacity in urban areas, Kyivstar’s management believes that it currently has sufficient bandwidth to adequately serve its current and near-term projected subscriber base. All of Kyivstar’s base stations are EDGE enabled or in the process of being upgraded with EDGE functionality.

Switching Network

As of December 31, 2009, Kyivstar had 54 mobile switching centers (53 functioning and one in the process of being integrated), 61 media gateways (60 functioning and one in the process of being implemented), two stand alone transit switches for national transit and international traffic, four regional transit switching centers and two monolithic mobile switching centers acting as gateways to other operators. Kyivstar has established its mobile switching centers in all major cities and regional centers in Ukraine. Mobile switching centers are connected to the public switched telephone networks of other mobile telecommunications and fixed-line operators.

Radio Network

Base stations handle the transmission and reception of signals from handsets. A group of base stations is controlled by a base station controller, which is in turn controlled by a mobile switching center. As of December 31, 2009, Kyivstar had 120 base station controllers (119 functioning and one in the process of being integrated) and approximately 12,600 base stations. The process of obtaining appropriate base station sites requires designing site specific requirements for engineering and functionality, leasing the required space, obtaining all necessary governmental permits, constructing the facility and installing all equipment. Upon completion of any portion of its radio network, Kyivstar performs testing and fine tuning to optimize coverage and performance.

Kyivstar’s radio network uses different frequencies in different regions, depending on availability, conflicts and demand. Because the Ukrainian government has allocated only a limited number of frequencies on the 900 MHz spectrum for GSM mobile operators, Kyivstar uses the current spectrum available to it as efficiently as possible. Where available, Kyivstar has upgraded its network to include additional frequencies in the 1800 MHz band. For more information on risks associated with renewals of frequency allocations, please see “Risk Factors – Risks Relating to Our Business – If frequencies currently assigned to us are suspended or reassigned to other users or if we fail to obtain renewals of our frequency allocations, our overall network capacity will be constrained and our ability to expand will be limited, resulting in a loss of market share and lower revenues.”

Transmission Network

In order to reduce its dependency on other fixed-line operators, Kyivstar has been building its own transmission capacity between the base station network and the mobile switching centers, consisting of fiber optic cable and radio links. Between its base stations and base station controllers, Kyivstar uses mini links operating at 8 and 23 GHz, where capacity is not constrained. Kyivstar is building dedicated fiber optic networks in larger cities, such as Kyiv, Kharkiv, Odesa, Dnipropetrovsk, Lviv, Donetsk, Vinnytsya, Khmelnytskyy, Zaporizhzhya, Simferopol and Mykolaiv, as further described under “– Operations and Services – Broadband Services.” As of December 31, 2009, Kyivstar owned approximately 25,280 kilometers of fiber optic cable and leased a negligible amount. By the end of 2010, Kyivstar anticipates that its own fiber optic cable network will be sufficient to meet most of its transmission requirements by creating its own capacity and that it will no longer need much of its leased capacity and should therefore be able to terminate many of its existing lease arrangements.

Fixed-line Network

Kyivstar started providing fixed-line services to several of its business mobile subscribers as a value added service in 2005. Through its fixed-line activities, Kyivstar offers advanced fixed-line services to corporate clients, including fixed telephony, corporate Internet access and data networks services. Fixed-line telephony services for business subscribers include connection to a subscriber’s private branch exchange via either digital telephony or VoIP interfaces and connection of analogue telephone lines. Kyivstar provides standard and advanced fixed telephony value added services, such as convergent fixed-mobile closed user groups. Internet access services include connection to the Internet via symmetrical and ethernet interfaces at speeds ranging from 256 kbps to 2.5 gbps. Data services include local (intra-city), national (inter-city) and international channels. Technology options include clear channel, such as private leased circuit, and IP virtual private networks. Available data channels speeds range from 64 kbps to 10 gbps.

Quality and Systems Management, Monitoring and Maintenance

Kyivstar’s entire network is monitored from a central network management center in Kyiv where most non-physical connection updates and configuration activities are performed. In addition, Kyivstar has six local operation and maintenance sub-centers for physical maintenance of telecommunications equipment in the field. This centralized structure allows engineers to provide service management and monitor the performance of the network on a 24 hours a day, seven days a week basis, conduct remote maintenance procedures and prevent network congestion, thereby increasing the quality of service and maintenance. Usage of drive tests, network statistics and measuring tools allows Kyivstar to monitor and trace switching and transmission systems.

Kyivstar’s network backbone is fully redundant to allow for immediate re-routing in case of a fault or service interruption. Kyivstar uses monitoring systems to optimize its network, to locate and identify the cause of problems, to analyze the network performance, and to obtain network statistics. Kyivstar’s network operates on software-based system operation and management programs. The technical network plan is based on quality-of-service parameters in line with the most advanced mobile networks, and Kyivstar aims to meet or exceed these standards in respect of its congestion rate and the dropped call rate experienced by subscribers. As of December 31, 2009, the dropped call rate (indicating the average percentage of calls that were involuntarily discontinued, estimated on a weekly basis) was approximately 0.6%, which is in line with Kyivstar’s internal standards. Perceived congestion rate (indicating the average percentage of unsuccessful call attempts, estimated on a weekly basis) is 0.15%. As of December 31, 2009, the network operability (indicating the average percentage of transmitter-receiver units out of service, estimated on weekly basis) was approximately 99.9%.

Kyivstar has different levels of emergency procedures in place to address any network failures, which are categorized into 28 major categories, depending on the affected vendors and equipment type, and has agreements with different vendors to provide Kyivstar with emergency network maintenance services when needed.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read together with the financial statements, including the accompanying notes, included in this prospectus. Kyivstar’s financial statements and the accompanying notes have been prepared in accordance with IFRS, as issued by the IASB.

Some of the information in the discussion and analysis set forth below and elsewhere in this prospectus includes forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” for a discussion of important factors that could cause actual results to differ materially from the results described in the forward-looking statements contained in this prospectus.

Selected Historical Financial Data of Kyivstar

The following selected historical financial data present a summary of Kyivstar’s historical consolidated financial information as of December 31, 2006, 2007, 2008 and 2009, and for the four years then ended, which are derived from the Kyivstar Financial Statements and their related notes and other Kyivstar audited consolidated financial statements and related notes. The selected historical financial data set forth below should be read in conjunction with Kyivstar’s consolidated financial statements and their related notes included in the Kyivstar Financial Statements.

Until January 1, 2006, Kyivstar prepared its consolidated financial statements in accordance with U.S. GAAP. From January 1, 2006, Kyivstar converted its previous set of accounting principles from U.S. GAAP to IFRS, as issued by the IASB. As a result, Kyivstar does not have any IFRS financial information for the year ended December 31, 2005. We have been advised by Kyivstar’s management that preparing new financial statements for 2005 would require substantial time and effort and would result in a delay in the filing of the registration statement, of which this prospectus forms a part, and the commencement date of the Offers. For these reasons, we have omitted such data. Therefore, we have not included in this prospectus any financial information for Kyivstar for the year ended December 31, 2005.

	Years Ended December 31,
	2006	2007	2008	2009
	(UAH in millions, except per share amounts)
Total Revenues	8,638.7	10,923.7	12,711.1	11,590.5

Expenses:
Costs of material and traffic charges	1,230.3	1,820.4	2,142.7	2,091.3
Salaries and personnel costs	435.7	644.0	787.0	935.1
Other operating expenses	1,893.8	2,034.0	2,267.0	2,136.7
Other expenses (income)	8.9	51.4	(6.8)	56.6
Depreciation and amortization	1,174.0	1,486.7	1,635.6	1,754.2
Impairment losses	24.5	79.2	83.6	118.1
Total expenses	4,767.2	6,115.7	6,909.1	7,092.0

Operating income	3,871.5	4,808.0	5,802.0	4,498.5

Other income (expenses):
Financial income	113.8	244.1	1,023.6	530.0
Finance costs	(255.9)	(304.2)	(190.5)	(38.1)
Foreign exchange gain/(loss), net	5.5	22.7	298.4	(45.5)
Profit before tax	3,734.9	4,770.6	6,933.5	4,944.9

Income tax expense	(980.4)	(1,248.7)	(1,860.0)	(1,259.5)
Profit for the period	2,754.5	3,521.9	5,073.5	3,685.4

Weighted average shares outstanding (thousands)	10,687.4	10,687.4	10,687.4	10,687.4
Net income per share	257.7	329.5	474.7	344.8
Dividends declared per share (1)	—	—	323.8	608.2

(1)	Includes the amount of dividends declared, but not necessarily paid, during the period.

	Years Ended December 31,
	2006	2007	2008	2009
	(UAH in millions)
Consolidated balance sheet data:
Assets:
Non-current assets:
Property, plant and equipment	6,236.9	6,603.4	6,883.8	6,349.0
Intangible assets	1,316.4	1,390.4	1,205.0	1,080.6
Derivative financial instrument	—	1.0	—	—
Other non-current assets	123.5	147.7	88.6	56.9
Deferred tax asset	160.4	241.4	111.0	307.1
Total non-current assets	7,837.2	8,383.9	8,288.4	7,793.6

Current assets:
Inventories	62.8	52.3	58.3	64.5
Trade and other receivables	283.7	292.6	628.2	595.7
Derivative financial instrument	—	—	37.0	—
Prepaid income tax	—	—	5.8	899.5
Other prepaid taxes	6.8	9.0	38.3	0.6
Prepayments	96.9	110.0	57.1	78.4
Deferred expenses	137.1	107.6	93.2	77.9
Short-term deposits	—	764.3	3,063.3	—
Cash and cash equivalents	2,598.9	4,611.7	5,068.4	1,210.4
Total current assets	3,186.2	5,947.5	9,049.6	2,926.9

Assets classified as held for sale		170.3	90.3	—
Total assets	11,023.4	14,501.7	17,428.3	10,720.5

Equity and liabilities
Equity attributable to equity holders of the parent:
Share capital	656.5	656.5	656.5	656.5
Retained earnings	6,001.5	9,523.4	11,136.9	8,322.3
Total equity attributable to equity holders of the parent	6,658.0	10,179.9	11,793.4	8,978.8

Non-current liabilities:
Interest-bearing loans	2,535.8	—	—	51.2
Derivative financial instrument	37.0	—	—	—
Employee benefit liability	9.6	17.6	19.8	42.2
Total non-current liabilities	2,582.4	17.6	19.8	93.4

Current liabilities:
Interest-bearing loans	46.0	2,280.4	985.1	0.7
Derivative financial instrument	8.1	7.5	—	—
Employee benefit liability	1.3	1.5	4.4	3.9
Deferred revenue	814.8	848.5	730.3	614.5
Provisions	—	3.3	4.9	14.7
Income tax payable	64.1	103.9	34.8	—
Other taxes payable	57.2	91.0	92.3	134.5
Dividends payable to shareholder	—	—	2,905.7	—
Trade and other payables	579.4	671.6	531.0	568.5
Advances received	93.2	133.0	121.5	136.2
Other current liabilities	118.9	163.5	205.1	175.3
Total current liabilities	1,783.0	4,304.2	5,615.1	1,648.3

Total equity and liabilities	11,023.4	14,501.7	17,428.3	10,720.5

Overview

Kyivstar is one of the leading providers of mobile telecommunications services in Ukraine. Kyivstar commenced commercial operation of its mobile telecommunications network in December 1997 and has since expanded its network and range of services. Kyivstar offers its subscribers a range of basic and supplementary mobile voice, national and international roaming and value added services, as well as some non-mobile telecommunications services. Kyivstar has consistently achieved strong subscriber growth across its operations. Kyivstar’s subscriber market share was 42.5%, 42.2% and 39.9% as of December 31, 2007, 2008 and 2009, respectively (source: AC&M February 2, 2008, January 14, 2009 and January 21, 2010).

As further discussed under “– Tariff Plans and Payment Methods,” Kyivstar offers its subscribers access to its network through a variety of prepaid and contract tariff plans intended to best serve their needs. When a new prepaid subscriber receives a starter package, the subscriber activates its account with a prepaid scratch card. Kyivstar credits the subscriber’s account in real time with the face value of the card and deducts applicable charges on an ongoing basis. Kyivstar’s contract subscribers make an initial deposit and subsequent advance payments from which Kyivstar deducts charges for actual usage of its services and a fixed monthly service charge.

In general, Kyivstar does not offer or sell handsets to its subscribers, but in certain circumstances, Kyivstar’s corporate sales unit provides discounted handsets to Kyivstar’s corporate clients as an incentive to purchase its services. Kyivstar does sell discounted USB modems to its subscribers as an incentive to use Kyivstar’s mobile Internet services.

Kyivstar sells its services principally through a network of exclusive and independent dealers, distributors and electronic point of sale networks, as well as its exclusive ‘star’ flagship stores across Ukraine. Kyivstar sells its prepaid scratch cards and starter packages through dealers and other wholesalers and retailers. Kyivstar pays the dealers, distributors and electronic channel partners a commission for each new prepaid subscriber they attract, which is paid monthly but may be partially reversed if a subscriber terminates its service within seven months.

Kyivstar’s revenue has primarily depended on, and any future revenue growth will continue to depend on, the implementation and utilization by Kyivstar’s subscribers of new and innovative services. The table below sets forth information on Kyivstar’s number of subscribers and revenues for the years ended December 31, 2007, 2008 and 2009:

	Years Ended December 31,
	2007	2008	2009
Subscribers (in millions, at period end)	23.6	23.5	22.0
Revenues (UAH in millions)	10,923.7	12,711.1	11,590.5

Kyivstar had profit for the year of approximately UAH 3,521.9 million, UAH 5,073.5 million and UAH 3,685.4 in 2007, 2008 and 2009, respectively. Kyivstar’s increasing profitability in the years ended December 31, 2007 and 2008, generally reflected increased revenues as a result of the general growth of the Ukrainian mobile market and Kyivstar’s subscriber base during the period, together with the introduction by Kyivstar of new chargeable services that were well received by Kyivstar’s subscribers. Kyivstar’s decreasing profitability in 2009, compared to 2008, was mainly attributable to the reduction in average wages and consumer spending levels throughout Ukraine, resulting in a reduction in the number of Kyivstar’s high volume subscribers during the period to other operators offering zero on-net tariffs.

Effects of Market Saturation on Kyivstar’s Subscriber Base and Service Offerings

Historically, Kyivstar’s revenue growth was attributable to the expansion of its subscriber base. The rapid growth of Kyivstar’s subscriber base from 1997 until the end of 2007 was attributable to a number of factors, including increased demand for mobile telecommunications services in Ukraine generally, increased capacity and coverage of Kyivstar’s network, Kyivstar’s extensive sales and distribution network and Kyivstar’s advertising and marketing strategies. Beginning in 2008, with the mobile market having reached saturation and the corresponding decline in the potential growth in new subscribers, Kyivstar shifted its focus from subscriber base growth to improving its subscribers’ overall experience through enhancements to the quality and range of services offered, implementation of more targeted and flexible tariff plans and the continued expansion and development of its network.

The economic performance of the Ukraine mobile market bears a strong correlation to the overall performance of the Ukrainian economy and the average levels of disposable income. After experiencing nominal GDP growth of 32.5% and 31.5% in 2007 and 2008, respectively, Ukraine’s nominal GDP declined by 3.7% during 2009, with an inflation rate during 2009 of 12.3% (source: NBU; State Statistics Committee of Ukraine). The Economist Intelligence Unit has forecast that Ukraine’s nominal GDP will increase by 8.1% in 2010, 13.6% in 2011, 13.9% in 2012 and 15.8% in 2013. When the Ukrainian economy was expanding and average salaries increased through the third quarter of 2008, more of the population was able to afford mobile telecommunications services and use such services regularly, creating market opportunities for Kyivstar. However, the adoption and promotion of zero on-net tariffs by Kyivstar’s competitors, together with declines in disposable incomes across Ukraine caused by the financial crisis and the contraction of the Ukrainian economy, negatively impacted Kyivstar’s customer base and resulted in its subscribers reducing their use of chargeable value added services. As a result, Kyivstar has focused its business intelligence units on discerning the mix of tariffs and usage plans in order to engage in targeted campaigns to its subscribers implementing new price sensitive value added services correlating subscriber demand, which has been designed with the goals of increasing the usage patterns of its established subscriber base, solidifying subscriber loyalty and decreasing churn.

The following table presents information on Kyivstar’s ARPU:

	Years Ended December 31,
	2007	2008	2009
ARPU (averages in UAH)	39.8	44.2	41.5

The size of the Ukrainian mobile market increased and Kyivstar’s subscriber base expanded during 2007 as compared to 2006; however, the growth of Kyivstar’s subscriber base slowed by the end of 2007. The subscriber base remained stable during 2008. During 2009 as compared to 2008, the revenues from subscribers declined due to the contraction of the mobile market generally, lower consumer spending and Kyivstar’s loss of subscribers to other operators with lower tariff plans, as further discussed above under “– The Ukrainian Mobile Telecommunications Market,” as a result of which, Kyivstar lost approximately 1.5 million subscribers, representing approximately 6.4% of its total subscribers during the period from January 1, 2009 to December 31, 2009.

Recognition of Revenue, Costs and Expenses

Beginning in September 2008, the financial crisis, high penetration rates and increased competition from lower price operators caused Kyivstar to lose approximately 1.5 million subscribers. However, Kyivstar’s pricing policies have enabled it to maintain the strongest ARPU among all Ukrainian mobile operators (source: public quarterly reports from MTS, Turkcell and OJSC VimpelCom). Kyivstar recognizes revenue from the sale of prepaid scratch cards to dealers, distributors and retailers only upon, and to the extent of, the earlier of the subscriber’s use of its services and the expiration of the validity period of the card. Kyivstar recognizes connection fee revenue over the expected period of its relationship with its subscribers, which is approximately three years. Connection fees for the year ended December 31, 2009 represented 1.3% of total revenue. Kyivstar records initial deposits and advance payments made by its contract subscribers as a liability until they are debited for service usage. Kyivstar recognizes revenue from its subscribers, as well as from roaming and interconnection fees from calls made by other operators’ customers to subscribers on Kyivstar’s network, as the services are rendered. All revenues are stated net of value added and other taxes and discounts.

Kyivstar recognizes dealer commissions for the sale of replenishment scratch cards as such costs are incurred. Kyivstar recognizes dealer commissions related to the connection of new subscribers and the sale of new starter packages over the period of the subscriber relationship up to the related amount of deferred revenue. Kyivstar offsets the amount of any prior commissions “clawed back” from a dealer, as discussed below in “– Churn,” against current commission payments owed to that dealer. Costs relating to discounted USB modems and handsets that Kyivstar offers to certain corporate clients as incentives are recognized at the time the related account is activated or the data services are used. Kyivstar recognizes its other expenses on an accrual basis, in accordance with IFRS.

At each balance sheet date, Kyivstar records an allowance for doubtful accounts for its cumulative accounts receivable based on an analysis of the aging of such accounts and other impairment indicators. Kyivstar employs different aging practices depending on the risk of not collecting from a particular debtor. Kyivstar’s expenses related to allowance for doubtful accounts were UAH 13.7 million, UAH 22.7 million and UAH 32.1 million for the years 2007, 2008 and 2009, respectively.

Functional Currency and Exchange Rates

A substantial portion of Kyivstar’s expenses, borrowings and capital expenditures are either denominated in U.S. dollars or euros or linked to the U.S. dollar or euro exchange rates. These have historically included all of Kyivstar’s debt, and the associated interest expense, a substantial portion of its capital expenditures and the related depreciation and amortization expenses, as well as the network service and maintenance expenses under Kyivstar’s services and maintenance contracts with its principal network equipment suppliers, Ericsson, Huawei Tech. Investment Co. and Nitecrest Ltd. Among the expenses that Kyivstar incurs in hryvnia are salaries and rent, including lease payments for base station sites.

As a result of the financial crisis that began at the beginning of the fourth quarter of 2008, the hryvnia has declined substantially in value against the U.S. dollar and the euro. Consequently, Kyivstar’s results of operations were negatively impacted during 2009 by exchange rate fluctuations with respect to its outstanding indebtedness and equipment financing, due to interest-bearing borrowings being denominated in different currencies from the hryvnia. Kyivstar reduced its exposure to such exchange rate fluctuations during 2009 by repaying a substantial portion of its U.S. dollar-denominated external financing. Kyivstar’s total liabilities were UAH 5,634.9 million as of December 31, 2008, and UAH 1,741.7 million as of December 31, 2009.

Inflation

During the last quarter of 2008 and the year ended December 31, 2009, the Ukrainian economy has experienced a high level of inflation and a depreciation of approximately 3.7% of the hryvnia against the U.S. dollar and approximately 5.5% against the euro, for the period from December 31, 2008, to December 31, 2009. The table below sets forth the rates of inflation for the years 2007, 2008 and 2009.

Year	Rate of Inflation
2007	16.6%
2008	22.3%
2009	12.3%

Source: NBU, State Statistics Committee of Ukraine.

For more exchange rate information, see “Presentation of Financial and Other Information – Exchange Rate Information – Ukrainian hryvnia and the U.S. dollar.”

Income Taxes

Kyivstar is subject to corporate income tax in Ukraine, which is calculated in accordance with Ukrainian taxation regulations based on Kyivstar’s adjusted gross income, tax deductible expenses and tax depreciation allowances. The statutory corporate income tax rate of 25.0% was established in 2004 and has remained unchanged since then.

Under Ukrainian tax principles, revenue is recognized at the earlier of the taxpayer’s rendering of services or its receipt of cash. As a result of Kyivstar’s policy of requiring virtually all subscribers to pay for services in advance, Kyivstar receives cash from its subscribers and, consequently, recognizes revenue for income tax purposes before it recognizes the related revenue for purposes of its financial statements.

Churn

In general, churn refers to the loss of subscribers for any reason, and the churn rate refers to the ratio of the number of subscribers that cease to be subscribers to the average number of subscribers in a given period, as further discussed above under “– Churn.” Kyivstar lost approximately 1.5 million subscribers, representing approximately 6.4% of its subscribers, from January 1, 2009 through December 31, 2009, due primarily to the migration of higher volume subscribers to lower rate tariffs offered by Kyivstar’s competitors. To reduce the effects of churn, Kyivstar introduced a ‘djuice Unlim’ tariff, similar to a zero on-net tariff, in July 2009. The ‘djuice Unlim’ tariff plan performed as expected, but ARPU and new connections were lower than expected. On November 1, 2009, ‘djuice Unlim’ was replaced with ‘djuice Unlim + Music’ with a higher top-up requirement of UAH 30.0 every 25 days and a usage cap of 500 minutes every 25 days during peak usage hours.

To reduce the effects of churn on its profit margins, Kyivstar implemented dealer commission policies under which Kyivstar “claws back” all, or a portion, of a dealer’s commission for churn by short-term subscribers, thereby requiring dealers to enroll subscribers for longer periods before receiving a full commission. Kyivstar also has implemented dealer incentive plans and long-term subscriber loyalty plans, whereby enrolled subscribers are eligible for bonuses (in the form of free or discounted usage charges), which may then be used for discounts on future calls or purchases of handsets. For more information on dealers and distributors’ commissions, see “– Customer Service – Sales and Distribution Network.”

Calling Party Pays/Interconnection Regime

Ukrainian law currently does not prohibit mobile operators from charging for incoming calls (i.e., a mandatory “calling party pays” system). A prohibition against charging for incoming calls was adopted on November 21, 2002 by an amendment to the Ukrainian communications law then in force, but was abolished upon the adoption of the new Ukrainian Communications Law on November 18, 2003. However, in practice, most mobile operators do not charge their subscribers for incoming calls, except for incoming calls while roaming, which was a widespread practice before the November 2002 prohibition. Due to the resulting increased call volume, Kyivstar’s revenues have increased, in part because more calls are placed by Kyivstar’s subscribers, and more significantly because of the interconnection fees Kyivstar and other telecommunication operators negotiated under the calling party pays/interconnection regime. Under the interconnection regime, a fee is payable by one telecommunications operator to another when its subscribers terminate their calls on such other telecommunications operator’s network, as further described under “– Tariff Plans and Payment Methods.”

As a result of the calling party pays/interconnection regime, Kyivstar’s income statement includes a line item for interconnection revenues, which are generally more significant than in other markets where an operator charges for incoming, as well as outgoing, mobile calls.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2009

Revenues

The table below sets forth the principal components of Kyivstar’s total revenues for the years ended December 31, 2008 and 2009.

	Years Ended December 31,
	2008	2009
	(UAH in millions)
Revenues:
Airtime charges	7,212.4	6,194.4
Interconnection revenue	2,696.4	2,417.4
Periodic fees	1,225.8	1,445.2
Value-added services	872.5	790.6
Roaming and access to network	230.8	329.6
Roaming revenue (subscribers)	214.0	183.1
Connection and one-time subscription fees	208.0	146.5
Fixed lines	17.2	25.6
Other (1)	33.8	58.1

Total revenues	12,711.1	11,590.5

(1)	“Other” mainly includes revenues from the sale of discounted USB modems.

Kyivstar’s revenues decreased by 8.8%, or UAH 1,120.6 million, from UAH 12,711.1 million in 2008 to UAH 11,590.5 million in 2009. The decrease in revenues was primarily attributable to a decline in Kyivstar’s total subscriber base from 23.5 million subscribers at the end of 2008 to 22.0 million subscribers at the end of 2009 and a reduction in average monthly revenue per subscriber from UAH 44.2 per month during 2008 to UAH 41.5 per month during 2009. The reduction in average monthly revenue per subscriber is attributed to a general decrease in average consumer spending reflecting the contraction of the Ukrainian economy caused by the financial crisis. Kyivstar’s revenues were adversely affected by: a reduction in interconnection revenue due to a decrease in mobile traffic terminating on Kyivstar’s network as the overall volume of mobile traffic declined; a decrease in connection fees due to a reduction in the total number of new subscriber connections; and a decrease in value added services revenue due to a substantial decrease in SMS messages sent by Kyivstar’s subscribers. The decrease in Kyivstar’s revenues was partially offset by an increase in periodic fees due to the increased use of such services as ‘Credit transfer’ among Kyivstar’s subscribers and increases in roaming and access to network revenues due to increased average roaming tariffs and foreign currency exchange rate fluctuations.

Airtime charges decreased by 14.1%, or UAH 1,018.0 million, from UAH 7,212.4 million in 2008 to UAH 6,194.4 million in 2009, representing 53.4% of Kyivstar’s revenues in 2009. The decrease in airtime charges was attributable to the decrease in the aggregate amount of minutes of use, reflecting decreased use of Kyivstar’s services by subscribers in the business and mass market segments. The number of Kyivstar’s prepaid subscribers decreased by 8.6%, from 22.2 million as of December 31, 2008 to 20.3 million as of December 31, 2009, while the number of Kyivstar’s contract subscribers increased by 29.7%, from 1.3 million as of December 31, 2008 to 1.7 million as of December 31, 2009, due in part to a targeted marketing campaign focused on Kyivstar’s small and medium business segment.

Interconnection revenue decreased by 10.4%, or UAH 279.0 million, from UAH 2,696.4 million in 2008 to UAH 2,417.4 million in 2009, representing 20.9% of Kyivstar’s revenues in 2009. The decrease in Kyivstar’s interconnection revenue was primarily attributable to decreased traffic volume terminating on Kyivstar’s network from other operators’ networks, which reflects a general decrease in the total number of mobile users in Ukraine during 2009 and more competitors providing their subscribers with unlimited access to their services.

Periodic fees increased by 17.9%, or UAH 219.4 million, from UAH 1,225.8 million in 2008 to UAH 1,445.2 million in 2009, representing 12.5% of Kyivstar’s revenues in 2009. The increase in Kyivstar’s periodic fees, which are one-time payments for value added services used by Kyivstar’s subscribers, was primarily attributable to the increase in usage of value added services, such as ‘Credit transfer’, and new campaigns related to fixed tariff services, such as ‘Friends & Family’.

Kyivstar’s value added services decreased by 9.4%, or UAH 81.9 million, from UAH 872.5 million in 2008 to UAH 790.6 million in 2009, primarily due to a decrease in SMS messages sent by Kyivstar’s subscribers and a reduction in the average price of data traffic, which was partially offset by the increased volume of data traffic.

Roaming revenue (subscribers) decreased by 14.4%, or UAH 30.9 million, from UAH 214.0 million in 2008 to UAH 183.1 million in 2009. The decrease in Kyivstar’s roaming (subscribers) revenue was primarily attributable to the decreased number of subscribers from Kyivstar’s network using other networks, resulting in a 43.2%, or 7.2 million minutes, decline in roaming traffic usage, which was partially offset by the growth in average price per unit of non-voice services.

Roaming and access to network fees increased by 42.8%, or UAH 98.8 million, from UAH 230.8 million in 2008 to UAH 329.6 million in 2009, representing 2.8% of Kyivstar’s revenues in 2009. The increase in Kyivstar’s roaming and network access fees principally reflected the increased roaming tariffs and foreign currency exchange rate fluctuations, as well as increased transit traffic volume.

Kyivstar’s connection and subscription fees decreased by 29.6%, or UAH 61.5 million, from UAH 208.0 million in 2008 to UAH 146.5 million in 2009. The decrease in connection and subscription fees was primarily due to a 33.3% reduction in the number of new subscribers, from 6.5 million new subscribers during 2008 to 4.3 million new subscribers during 2009.

Cost of materials and traffic charges

The table below sets forth the principal components of Kyivstar’s total cost of materials and traffic charges for the years ended December 31, 2008 and 2009.

	Years Ended December 31,
	2008	2009
	(UAH in millions)
Cost of materials and traffic charges:
Interconnection	1,779.8	1,727.9
Cost of materials	169.4	192.3
Roaming expense	188.6	168.7
Leased line costs	4.9	2.4

Total cost of materials and traffic charges	2,142.7	2,091.3

Kyivstar’s cost of materials and traffic charges decreased by 2.4%, or UAH 51.4 million, from UAH 2,142.7 million in 2008 to UAH 2,091.3 million in 2009. This decrease was mainly attributable to lower interconnection fees and a substantial decrease in leased line costs. The decrease in Kyivstar’s cost of materials and traffic charges also was due to an increase in roaming rebates, which are discounts provided by international operators for accumulated volumes of roaming traffic used by Kyivstar’s subscribers on networks outside Ukraine.

Interconnection fees represent the charges payable to other operators when Kyivstar’s subscribers terminate their calls on other operators’ networks. Interconnection fees decreased by 2.9%, or UAH 51.9 million, from UAH 1,779.8 million in 2008 to UAH 1,727.9 million in 2009, representing 82.6% of Kyivstar’s total cost of materials and traffic charges in 2009. The decrease was primarily due to a decrease in traffic volume from Kyivstar’s network that terminated on other operators’ networks.

Cost of materials increased by 13.5%, or UAH 22.9 million, from UAH 169.4 million in 2008 to UAH 192.3 million in 2009, representing 9.2% of Kyivstar’s total cost of materials and traffic charges in 2009. The increase was principally a result of the sourcing costs to Kyivstar resulting from increased sales of USB modems, which was partially offset by a reduction in the cost of prepaid packages and scratch cards due to the reduction in the total number of new connections and a general decrease in average consumer spending as a result of the contraction of the Ukrainian economy caused by the financial crisis.

Roaming expenses decreased by 10.6%, or UAH 19.9 million, from UAH 188.6 million in 2008 to UAH 168.7 million in 2009, representing 8.1% of Kyivstar’s total cost of materials and traffic charges in 2009. This decrease was principally a result of a decrease in the volume of calls made by Kyivstar’s subscribers outside Kyivstar’s network area on other operators’ networks and significantly increased roaming rebates received from international operators, which was partially offset by increased roaming tariffs and foreign currency exchange rate fluctuations.

Leased line costs are charges payable for the transmission lines Kyivstar leases between cities to enhance its own transmission network capacity. Leased line costs decreased by 51.0%, or UAH 2.5 million, from UAH 4.9 million in 2008 to UAH 2.4 million in 2009. The decrease in leased line costs was mainly attributable to the fact that Kyivstar continued to build its own transmission lines and discontinued a significant number of leased line contracts during 2009 as such contracts expired.

Operating expenses

The table below sets forth the principal components of Kyivstar’s total operating expenses for the years ended December 31, 2008 and 2009.

	Years Ended December 31,
	2008	2009
	(UAH in millions)
Salaries and personnel costs:
Salaries and holiday pay	609.7	709.7
Social security taxes	133.8	157.5
Medical insurance	25.8	37.9
Training	14.1	8.2
Other personnel costs	3.6	21.9

Total salaries and personnel costs	787.0	935.2

Other operating expenses:
Repair and maintenance	654.4	781.0
Marketing and sales commission	597.8	413.0
Operating leases of building, land and equipment	225.2	285.8
Advertising	392.8	224.7
Local taxes and VAT	124.2	119.9
Consultancy fees and external personnel	52.1	95.0
Insurance	61.0	79.3
Other operating expenses	159.5	138.0

Total other operating expenses	2,267.0	2,136.7

Salaries and holiday pay increased by 16.4%, or UAH 100.0 million, from UAH 609.7 million in 2008 to UAH 709.7 million in 2009, mainly due to an increase in salary rates following Kyivstar’s annual employees appraisals, increased key management personnel costs and hiring more skilled employees receiving above-average wages. As of December 31, 2008, Kyivstar had 5,600 employees compared to 5,093 employees as of December 31, 2009.

Social security taxes increased by 17.7%, or UAH 23.7 million, from UAH 133.8 million in 2008 to UAH 157.5 million in 2009, primarily due to increased salaries.

Medical insurance costs increased by 46.9%, or UAH 12.1 million, from UAH 25.8 million in 2008 to UAH 37.9 million in 2009, primarily due to the increased premiums on life insurance programs which are denominated in U.S. dollars and the resulting foreign currency exchange rate fluctuations.

Training expenses decreased by 41.8%, or UAH 5.9 million, from UAH 14.1 million in 2008 to UAH 8.2 million in 2009, primarily due to the reduction in number of employees who attended training programs in 2009.

Property and equipment repair and maintenance costs increased by 19.3%, or UAH 126.6 million, from UAH 654.4 million in 2008 to UAH 781.0 million in 2009, principally reflecting the increased public utilities prices and the devaluation of the hryvnia.

Marketing and sales commission expenses decreased by 30.9%, or UAH 184.8 million, from UAH 597.8 million in 2008 to UAH 413.0 million in 2009, primarily due to the decreased number of new subscribers, decreased sales of scratch cards and start-up packages, as well as reduced dealer fees, in each case, as a result of the financial crisis.

Operating lease payments for building, land and equipment increased by 26.9%, or UAH 60.6 million, from UAH 225.2 million in 2008 to UAH 285.8 million in 2009, mainly due to higher payments for leased buildings, land and equipment due to inflation and the increased number of leased base station sites.

Advertising expenses decreased by 42.8%, or UAH 168.1 million, from UAH 392.8 million in 2008 to UAH 224.7 million in 2009, mainly due to a general decline in the rates charged by advertisers in the second half of 2009 as a result of the global financial crisis and Kyivstar’s corresponding reduction in its advertising expenditures.

Local taxes and VAT costs decreased by 3.5%, or UAH 4.3 million, from UAH 124.2 million in 2008 to UAH 119.9 million in 2009. The decrease in local taxes and VAT costs was attributable to decreased mandatory payments to the state pension fund for purchasing foreign currency, as well as reduced pension fund tax rates during 2009 and a decline in the amount of local taxes corresponding to decreased revenue.

Consultancy fees and external personnel expenses increased by 82.3%, or UAH 42.9 million, from UAH 52.1 million in 2008 to UAH 95.0 million in 2009, mainly due to an increase in the volume of consultancy services, such as audit and management consultancy services in connection with the operational effectiveness project aiming to analyze Kyivstar’s expenses and define ways and activities for the reduction of such expenses, as well as consultancy services received through agreements with Kyivstar’s shareholders, as further described under “– Related Party Transactions.” Consultancy fees and external personnel expenses were also negatively impacted by foreign currency exchange rate fluctuations.

Kyivstar’s insurance expenses increased by 30.0%, or UAH 18.3 million, from UAH 61.0 million in 2008 to UAH 79.3 million in 2009, mainly due to insurance payments for new buildings brought into operation in 2009 and an increase in insurance premiums due to the application of inflation indices.

Kyivstar’s other operating expenses, which include materials and supplies expenses, business trip expenses, license and research fees, bad debt, bank charges, postage, freight, distribution and telecommunication expenses, decreased by 13.5%, or UAH 21.5 million, from UAH 159.5 million in 2008 to UAH 138.0 million in 2009, primarily due to cost saving policies pursued by Kyivstar in 2009, which included measures to reduce the number of business trips, reduced spending on office supplies and a decrease in non-capitalized equipment expenditures.

Depreciation and amortization

Kyivstar’s depreciation and amortization expenses increased by 7.3%, or UAH 118.6 million, from UAH 1,635.6 million in 2008 to UAH 1,754.2 million in 2009, primarily due to the increase in accumulated capital expenditures on property, plant and equipment, in particular, core network equipment and network-related software.

Impairment losses

Kyivstar’s impairment losses increased by 41.1%, or UAH 34.4 million, from UAH 83.6 million in 2008 to UAH 118.0 million in 2009, primarily due to an increasing need to replace outdated equipment with newer and more effective network elements.

Finance income and costs

The table below sets forth the principal components of Kyivstar’s total finance and other income for the years ended December 31, 2008 and 2009.

	Years Ended December 31,
	2008	2009
	(UAH in millions)
Finance income:
Interest income	992.8	528.1
Gain on financial instrument at fair value through profit and loss, net	30.8	1.9

Total finance income	1,023.6	530.0

Finance costs:
Interest expenses related to bank loans	191.3	42.5
Other finance costs	18.5	3.7
(Capitalized interest)	(19.3)	(8.1)

Total finance costs	190.5	38.1

Net finance income and costs	833.1	491.9

Kyivstar’s net finance income decreased by 41.0%, or UAH 341.2 million, from UAH 833.1 million in 2008 to UAH 491.9 million in 2009, primarily due to a significant decrease in interest income resulting from lower cash deposits following dividend disbursements.

Total finance income decreased by 48.2%, or UAH 493.6 million, from UAH 1,023.6 million in 2008 to UAH 530.0 million in 2009, with interest income decreasing by 46.8%, or UAH 464.7 million, from UAH 992.8 million in 2008 to UAH 528.1 million in 2009, primarily due to the payment of dividends to Kyivstar’s shareholders and repayment of bank loans during 2009, resulting in decreased interest income earned on the lower amount of cash held on deposit during 2009.

Gain on financial instruments decreased by 93.8%, or UAH 28.9 million, from UAH 30.8 million in 2008 to UAH 1.9 million in 2009, mainly due to the maturity of Kyivstar’s interest rate swap agreement on August 17, 2009.

Total finance costs decreased by 80.0%, or UAH 152.4 million, from UAH 190.5 million in 2008 to UAH 38.1 million in 2009, which was primarily attributable to a decrease in interest expenses related to bank loans repaid by Kyivstar during 2009.

Income taxes

Kyivstar’s income tax expense decreased by 32.3%, or UAH 600.5 million, from UAH 1,860.0 million in 2008 to UAH 1,259.5 million in 2009. This decrease was primarily attributable to the reduction of profit before tax.

Profit for the year

Kyivstar’s profit for the year decreased by 27.4%, or UAH 1,388.1 million, from UAH 5,073.5 million in 2008 to UAH 3,685.4 million in 2009, as a result of the factors described above.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2008

Revenues

The table below sets forth the principal components of Kyivstar’s total revenues for the years ended December 31, 2007 and 2008.

	Years Ended December 31,
	2007	2008
	(UAH in millions)
Revenues:
Airtime charges	6,330.2	7,212.4
Interconnection revenue	2,213.0	2,696.4
Periodic fees	917.0	1,225.8
Value-added services	816.8	872.6
Roaming and access to network	186.0	230.8
Roaming revenue (subscribers)	199.2	214.1
Connection and one-time subscription fees	225.6	208.0
Fixed lines	11.0	17.2
Other (1)	24.9	33.8

Total revenues	10,923.7	12,711.1

(1)	“Other” includes revenues from discounted handsets and USB modems.

Kyivstar’s revenues increased by 16.4%, or UAH 1,787.4 million, from UAH 10,923.7 million in 2007 to UAH 12,711.1 million in 2008. The increase in revenues was primarily attributable to the increase in traffic on Kyivstar’s network and an increase in roaming revenue due to the increased number of subscribers from other networks using Kyivstar’s network, as well as revenues received from new interconnection agreements with domestic and international operators. Kyivstar’s total subscriber base decreased slightly during the period, from 23.6 million subscribers at the end of 2007 to 23.5 million subscribers at the end of 2008. Although Kyivstar’s total subscriber base declined slightly as of December 31, 2008, reflecting a significant decline in subscribers during the fourth quarter of 2008, the average number of subscribers increased by 4.4% during 2008, from 22.5 million during 2007 to 23.5 million in 2008, reflecting growth during 2007. Average revenue per subscriber increased during the period, from UAH 39.8 per month in 2007 to UAH 44.2 per month in 2008, reflecting the introduction and usage of new chargeable value added services.

Airtime charges increased by 13.9%, or UAH 882.2 million, from UAH 6,330.2 million in 2007 to UAH 7,212.4 million in 2008, representing 56.7% of Kyivstar’s revenues in 2008. The increase in airtime charges was attributable to the increase in the aggregate amount of minutes of use, reflecting increased use of Kyivstar’s services by subscribers in the business and mass market segments. The number of Kyivstar’s prepaid subscribers decreased by 0.9%, from 22.4 million as of December 31, 2007 to 22.2 million as of December 31, 2008, while the number of Kyivstar’s contract subscribers increased by 8.3%, from 1.2 million as of December 31, 2007 to 1.3 million as of December 31, 2008, due in part to a targeted marketing campaign focused on Kyivstar’s small and medium business segment.

Interconnection revenue increased by 21.8%, or UAH 483.4 million, from UAH 2,213.0 million in 2007 to UAH 2,696.4 million in 2008, representing 21.2% of Kyivstar’s revenues in 2008. The increase in Kyivstar’s interconnection revenue was primarily attributable to an increased number of calls terminating on Kyivstar’s network from other operators’ networks, which reflects increased traffic on all operators’ networks during 2008.

Periodic fees increased by 33.7%, or UAH 308.8 million, from UAH 917.0 million in 2007 to UAH 1,225.8 million in 2008, representing 9.6% of Kyivstar’s revenues in 2008. The increase in Kyivstar’s periodic fees, which are periodic or monthly fees for value added services used by Kyivstar’s subscribers, was primarily attributable to the introduction of value added services, such as ‘Credit transfer’, and new campaigns related to fixed tariff services, such as ‘Friends & Family’.

Kyivstar’s value added services increased by 6.8%, or UAH 55.8 million, from UAH 816.8 million in 2007 to UAH 872.6 million in 2008, representing 6.9% of Kyivstar’s revenues in 2008. The decrease was primarily due to an increase in the average number of SMS messages sent per subscriber and an increase in data traffic.

Kyivstar’s connection and subscription fees decreased by 7.8%, or UAH 17.6 million, from UAH 225.6 million in 2007 to UAH 208.0 million in 2008. The decrease in connection and subscription fees was primarily due to a 27.4% reduction of the number of new subscribers, from 9.0 million new subscribers during 2007 to 6.5 million new subscribers during 2008.

Roaming revenue (subscribers) increased by 7.5%, or UAH 14.9 million, from UAH 199.2 million in 2007 to UAH 214.1 million in 2008. The increase in Kyivstar’s roaming (subscribers) revenue was primarily attributable to the increased number of subscribers from Kyivstar’s network using other networks, resulting in a 15.1%, or 2.2 million minutes, growth in total roaming minutes.

Roaming and access to network fees, which reflects roaming fees received from other operators, increased by 24.1%, or UAH 44.8 million, from UAH 186.0 million in 2007 to UAH 230.8 million in 2008. The increase in Kyivstar’s roaming and access to network fees principally reflected the increased coverage of Kyivstar’s network throughout Ukraine, which resulted in more users from other operators roaming on Kyivstar’s network.

Cost of materials and traffic charges

The table below sets forth the principal components of Kyivstar’s total cost of materials and traffic charges for the years ended December 31, 2007 and 2008.

	Years Ended December 31,
	2007	2008
	(UAH in millions)
Cost of materials and traffic charges:
Interconnection	1,471.9	1,779.8
Roaming expense	183.9	188.6
Cost of materials	157.8	169.4
Leased line costs	6.8	4.9

Total cost of materials and traffic charges	1,820.4	2,142.7

Kyivstar’s cost of materials and traffic charges increased by 17.7%, or UAH 322.3 million, from UAH 1,820.4 million in 2007 to UAH 2,142.7 million in 2008, primarily as a result of the increase in interconnection and traffic costs, roaming expenses and charges for connection to special emergency lines.

Interconnection fees represent the charges payable to other operators when Kyivstar’s subscribers terminate their calls on other operators’ networks. Interconnection fees increased by 20.9%, or UAH 307.9 million, from UAH 1,471.9 million in 2007 to UAH 1,779.8 million in 2008, representing 83.1% of Kyivstar’s total cost of materials and traffic charges in 2008. This increase was primarily due to the increased usage by Kyivstar’s subscribers in the business and mass market segments and the increased volume of calls on Kyivstar’s network during 2008 due to the increase in outgoing calls during the period.

Roaming expenses increased by 2.6%, or UAH 4.7 million, from UAH 183.9 million in 2007 to UAH 188.6 million in 2008, representing 8.8% of Kyivstar’s total cost of materials and traffic charges in 2008. This increase was principally a result of higher call volumes made by Kyivstar’s subscribers outside Kyivstar’s network area on other operators’ networks, as other operators expanded their networks and coverage areas during the period.

Cost of materials increased by 7.4%, or UAH 11.6 million, from UAH 157.8 million in 2007 to UAH 169.4 million in 2008, representing 7.9% of Kyivstar’s total cost of materials and traffic charges in 2008. The increase was principally a result of increased volumes of scratch cards sold.

Leased line costs represent charges payable for the transmission lines Kyivstar leases between cities to enhance its own transmission network capacity. Leased line costs decreased by 27.9%, or UAH 1.9 million, from UAH 6.8 million in 2007 to UAH 4.9 million in 2008. The decrease in leased line costs was mainly attributable to the fact that Kyivstar continued to build its own transmission lines and discontinued a significant number of leased line contracts during 2008 as such contracts expired.

Operating expenses

The table below sets forth the principal components of Kyivstar’s total operating expenses for the years ended December 31, 2007 and 2008.

	Years Ended December 31,
	2007	2008
	(UAH in millions)
Salaries and personnel costs:
Salaries and holiday pay	508.4	609.7
Social security taxes	106.0	133.8
Medical insurance	13.4	25.8
Training	8.4	14.1
Other personnel costs	7.8	3.6

Total salaries and personnel costs	644.0	787.0

Other operating expenses:
Repair and maintenance	424.0	654.4
Marketing and sales commission	754.0	597.8
Advertising	446.9	392.8
Operating leases of building, land and equipment	154.6	225.2
Local taxes and VAT	41.4	124.2
Insurance	61.0	61.0
Consultancy fees and external personnel	30.2	52.1
Other operating expenses	121.9	159.5

Total other operating expenses	2,034.0	2,267.0

Salaries and holiday pay increased by 19.9%, or UAH 101.3 million, from UAH 508.4 million in 2007 to UAH 609.7 million in 2008. This increase principally reflected an increase in the number of Kyivstar’s employees, which Kyivstar’s management determined was necessary in order to manage and sustain the growth of Kyivstar’s subscriber base during most of 2008 and the expansion of its mobile network during 2008. During 2007, Kyivstar’s average number of employees was 4,885 compared to 5,311 during 2008.

Social security taxes increased by 26.2%, or UAH 27.8 million, from UAH 106.0 million in 2007 to UAH 133.8 million in 2008, primarily due to the increase in the number of Kyivstar employees, especially more skilled employees who receive higher wages than non-skilled employees.

Medical insurance costs increased by 92.5%, or UAH 12.4 million, from UAH 13.4 million in 2007 to UAH 25.8 million in 2008, primarily due to an increase in the number of Kyivstar employees and premiums paid on a new life insurance program offered to Kyivstar’s executive management during 2008.

Training expenses increased by 67.9%, or UAH 5.7 million, from UAH 8.4 million in 2007 to UAH 14.1 million in 2008, primarily due to the cost of sending technical personnel to specialized training programs to learn about upgraded systems and technical equipment and corresponding training for call center operators.

Property and equipment repair and maintenance costs increased by 54.3%, or UAH 230.4 million, from UAH 424.0 million in 2007 to UAH 654.4 million in 2008, principally reflecting the expansion of Kyivstar’s network infrastructure during 2008.

Marketing and sales commission expenses decreased by 20.7%, or UAH 156.2 million, from UAH 754.0 million in 2007 to UAH 597.8 million in 2008, primarily due to a decrease in the number of higher-commission, non-exclusive dealers who sell Kyivstar’s services and a more targeted advertising approach adopted by Kyivstar during 2008 as a result of its internal marketing analysis.

Advertising expenses decreased by 12.1%, or UAH 54.1 million, from UAH 446.9 million in 2007 to UAH 392.8 million in 2008, mainly due to a general decline in the rates charged by advertisers in the second half of 2008 as a result of the global financial crisis and Kyivstar’s corresponding reduction in its advertising expenditures.

Operating lease expenses for building, land and equipment increased by 45.7%, or UAH 70.6 million, from UAH 154.6 million in 2007 to UAH 225.2 million in 2008, mainly due to an increased number of leases in respect of, and the higher lease payments for, base station sites, land and equipment.

Local taxes and VAT costs increased by 200.0%, or UAH 82.8 million, from UAH 41.4 million in 2007 to UAH 124.2 million in 2008. The increase in local taxes and VAT costs was attributable to an increase in taxable transactions, which generate output VAT. In addition, the number of non-deductable transactions for input VAT purposes increased.

Consultancy fees and external personnel expenses increased by 72.5%, or UAH 21.9 million, from UAH 30.2 million in 2007 to UAH 52.1 million in 2008, mainly due to an increase in the services provided by Kyivstar’s external consultants and advisors, such as auditors and tax consultants, and the engagement of management consultants to produce a marketing and subscriber segment analysis during 2008.

Kyivstar’s other operating expenses, which include materials and supplies expenses, business trip expenses, license and research fees, bad debt, bank charges, postage, freight, distribution and telecommunication expenses, increased by 30.8%, or UAH 37.6 million, from UAH 121.9 million in 2007 to UAH 159.5 million in 2008, primarily due to the increased costs that Kyivstar incurred as a result of the devaluation of hryvnia as well as an increase in utility prices.

Depreciation and amortization

Kyivstar’s depreciation and amortization expenses increased by 10.0%, or UAH 148.9 million, from UAH 1,486.7 million in 2007 to UAH 1,635.6 million in 2008, primarily due to increased capital expenditures during 2008 on property, plant and equipment, in particular, network equipment and network-related software extension fees relating to the expansion of Kyivstar’s network.

Impairment losses

Kyivstar’s impairment losses increased by 5.6%, or UAH 4.4 million, from UAH 79.2 million in 2007 to UAH 83.6 million in 2008, primarily due to an increasing need to replace outdated equipment with newer and more effective network elements.

Finance income and costs

The table below sets forth the principal components of Kyivstar’s total finance and other income for the years ended December 31, 2007 and 2008.

	Years Ended December 31,
	2007	2008
	(UAH in millions)
Finance income:
Interest income	231.0	992.8
Gain on financial instrument at fair value through profit and loss, net	13.1	30.8

Total finance income	244.1	1,023.6

Finance costs:
Interest expenses related to bank loans	303.0	191.3
Other finance costs	18.6	18.5
(Capitalized interest)	(17.4)	(19.3)

Total finance costs	304.2	190.5

Net finance income/(costs)	(60.1)	833.1

Kyivstar’s net finance income and costs increased by 1,486.2%, or UAH 893.2 million, from a cost of UAH 60.1 million in 2007 to income of UAH 833.1 million in 2008, primarily due to a significant increase in interest income and a decrease in interest expenses related to bank loans.

Total finance income increased by 319.3%, or UAH 779.5 million, from UAH 244.1 million in 2007 to UAH 1,023.6 million in 2008, with interest income increasing by 329.8%, or UAH 761.8 million, from UAH 231.0 million in 2007 to UAH 992.8 million in 2008, primarily due to interest earned on the substantial amount of cash held on deposit during 2008 because Kyivstar was unable to pay dividends to its shareholders, as further discussed in “Information about Kyivstar – Liquidity and Capital Resources – Dividend Policy.” Gain on financial instruments increased by 135.1%, or UAH 17.7 million, from UAH 13.1 million in 2007 to UAH 30.8 million in 2008, due to a net change in fair value recognized as finance income on a “pay floating – receive fixed” interest rate swap agreement with Citibank N.A. that Kyivstar had entered into on October 12, 2004. The swap was for a notional amount of US$266.4 million and was intended to manage the risk of changes in the fair value of certain external debt of Kyivstar. Pursuant to the swap agreement, Citibank made fixed-rate payments, and Kyivstar made floating rate payments at a rate of six-month USD LIBOR. The swap agreement was designated as a fair value hedge and was accounted for as such until February 2007, when it ceased to be effective in achieving offsetting changes in fair value attributable to the hedged risk. The corresponding net change in fair value was recognized as finance income in 2007 and 2008.

Total finance costs decreased by 37.4%, or UAH 113.7 million, from UAH 304.2 million in 2007 to UAH 190.5 million in 2008, which was primarily attributable to a decrease in interest expenses related to bank loans repaid by Kyivstar during 2008.

Income taxes

Kyivstar’s income tax expense increased by 49.0%, or UAH 611.3 million, from UAH 1,248.7 million in 2007 to UAH 1,860.0 million in 2008. This increase was primarily attributable to a 45.3% increase in profit before tax.

Profit for the year

Kyivstar’s profit for the year increased by 44.1%, or UAH 1,551.6 million, from UAH 3,521.9 million in 2007 to UAH 5,073.5 million in 2008, as a result of the factors described above.

Liquidity and Capital Resources

Liquidity

Telecommunications service providers require significant amounts of capital to construct and maintain networks and attract subscribers. Kyivstar’s liquidity needs are mainly attributable to expenditures for the purchase of equipment, telephone line capacity, frequency allocations, buildings and other assets as a part of the ongoing development of its mobile and fixed networks. Kyivstar’s liquidity needs are presently funded largely through cash flow from operating activities.

Working capital, defined as current assets minus current liabilities, was UAH 1,813.6 million, UAH 3,524.8 million and UAH 1,278.6 million as of December 31, 2007, 2008 and 2009, respectively.

Cash Flow

Set forth below is a summary of Kyivstar’s cash flow for the years ended December 31, 2007, 2008 and 2009.

	Years Ended December 31,
	2007	2008	2009
	(UAH in millions)
Net cash flows:
from operating activities	4,520.3	4,339.5	7,679.1
used in investing activities	(2,055.7)	(1,837.3)	(1,231.4)
used in financing activities	(432.5)	(2,352.2)	(10,339.2)

Net increase in cash and cash equivalents	2,032.1	150.0	(3,891.5)
Net foreign exchange difference	(19.3)	306.7	33.5
Cash and cash equivalents at the beginning of period	2,598.9	4,611.7	5,068.4

Cash and cash equivalents at the end of period	4,611.7	5,068.4	1,210.4

Net cash flow from operating activities

Kyivstar’s cash flow from operating activities primarily results from profit for the year, as adjusted for non-cash items, such as depreciation and amortization, allowance for doubtful accounts, deferred tax expense, amortization of deferred financial fees, and changes in Kyivstar’s current assets and liabilities. Net cash from operating activities decreased by 4.0%, or UAH 180.8 million, from UAH 4,520.3 million in 2007 to UAH 4,339.5 million in 2008 and increased by 77.0%, or UAH 3,339.6 million, from UAH 4,339.5 million in 2008 to UAH 7,679.1 million in 2009. The decrease in net cash flows from operating activities from 2007 to 2008 was primarily due to an increase in short-term cash deposits and a corresponding increase in income tax payments. The increase in net cash flows from operating activities from 2008 to 2009 was primarily the result of decreased amounts in short-term deposits as Kyivstar transferred funds from its deposit account to its current account, which was necessary, in part, to cover dividend payments to its shareholders.

In connection with its services, Kyivstar receives substantial amounts in the form of advance payments for the provision of future services, revenues which Kyivstar does not recognize until the services are rendered. Kyivstar does not return advance payments to its prepaid subscribers if the amounts are not fully used, whereas, in connection with its contract services, Kyivstar is obligated to return any unused balance to its contract subscribers upon request in the event their contracts are terminated. As a result, Kyivstar can use the advance payments for its liquidity needs before recognizing such amounts as revenue at the time Kyivstar renders its services.

Net cash flow used in investing activities

Net cash used in investing activities decreased by 10.6%, or UAH 218.4 million, from UAH 2,055.7 million in 2007 to UAH 1,837.3 million in 2008 and increased by 33.0%, or UAH 605.9 million, from UAH 1,837.3 million in 2008 to UAH 1,231.4 million in 2009. The decrease in net cash used in investing activities was primarily due to decreased expenses related to Kyivstar’s investments in network coverage and capacity.

Net cash flow used in financing activities

Net cash used in financing activities was UAH 432.5 million, UAH 2,352.2 million and UAH 10,339.2 million in 2007, 2008 and 2009, respectively. The increase in cash used in financing activities in 2008, as compared to 2007, was primarily attributable to the repayment of loans and borrowings. The increase in cash used in financing activities during 2009 was primarily due to payments of dividends to Kyivstar’s shareholders.

Capital Expenditures

Kyivstar made significant investments to expand its telecommunications network in 2007, as well as investments to increase capacity during 2008. Kyivstar’s capital expenditures include expenditures for network equipment, frequency licenses, network and billing software, office equipment and other miscellaneous items, such as company cars and leasehold improvements. Kyivstar’s capital expenditures were UAH 2,228.8 million, UAH 1,888.3 million and UAH 1,301.7 million for the years ended December 31, 2007, 2008 and 2009, respectively, a decrease of 15.3%, or UAH 340.5 million between 2007 and 2008 and an increase of 31.1%, or UAH 586.6 million, from UAH 1,888.3 million in 2008 to UAH 1,301.7 million in 2009.

Kyivstar anticipates its capital expenditures for 2010 and 2011 will be approximately UAH 3.8 million in the aggregate (excluding any amounts that may be necessary to develop its fixed broadband network and 3G network, if Kyivstar acquires a 3G license), although the actual amount will depend on a variety of factors, including the availability of funding and other factors wholly or partially outside Kyivstar’s control. Kyivstar’s actual capital expenditures may vary significantly from Kyivstar’s estimates.

Indebtedness and Contractual Obligations

The table below sets forth Kyivstar’s indebtedness and contractual obligations as of December 31, 2009.

	Payments due by period
	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
	(UAH in millions)
Contractual Obligations
Long-term debt obligations (1)	61.2	4.0	57.2	—	—
Capital (finance) lease obligations	—	—	—	—	—
Operating lease obligations	309.9	172.8	137.1	—	—
Purchase obligations	442.4	424.8	17.6	—	—
Other long-term liabilities	46.1	3.9	4.8	4.4	33.0

Total	859.6	605.5	216.7	4.4	33.0

(1)

Pursuant to an amendment to the Dresdner Bank loan agreement, the loan was subject to an early redemption that accelerated the maturity. This amount also reflects a debt facility that was fully repaid during 2009.

Capital Resources

Kyivstar’s management expects that its current and anticipated capital resources from operating cash flows will be sufficient for Kyivstar’s anticipated capital expenditures and other operating needs under its current business plan. The actual amount of Kyivstar’s financing requirements, however, will depend on Kyivstar’s future performance, market conditions and other factors, many of which are beyond Kyivstar’s control and therefore cannot be predicted with certainty. As a result, Kyivstar’s future financing requirements may differ significantly from its current needs. For a discussion of important factors that could cause actual results to differ materially from the results described in this prospectus, see “Risk Factors.”

Treasury Policy

Kyivstar’s treasury policy requires Kyivstar to maintain a capital structure that maximizes shareholder value. Kyivstar can incur debt either through pro rata shareholder loans or through external funding.

Kyivstar’s liquidity management and counterparty risk is effected according to the following principles:

•	Kyivstar must always have available sources for securing sufficient liquidity reserves.

•	Kyivstar manages the counterparty risk associated with having deposits by establishing concentration limits and limiting the terms of such deposits.

•	Kyivstar must always have sufficient liquidity to pay all scheduled debt and bond repayments and interest payments, taxes, and salaries when due.

•	Kyivstar attempts to manage currency risk, devaluation of the hryvnia, by holding, to the extent permitted by Ukrainian law, cash in foreign currency.

Dividend Policy

Kyivstar’s current dividend policy is to pay out the maximum amount of dividends allowed under Ukrainian law and Kyivstar’s financing instruments. VimpelCom Ltd.’s dividend policy is discussed under “Background and Reasons for the Offers – The Transaction Agreements – Shareholders Agreement and the Restated Bye-laws – Dividend Policy.” Kyivstar’s current covenants preclude Kyivstar from paying dividends in excess of 75.0% of after-tax net profits (as determined in accordance with IFRS). As further discussed under “Background and Reasons for the Offers – History of Negotiations, Transactions, Agreements and Material Contacts – Disputes between Alfa Group, Telenor and Related Parties” and Annex B (Material Legal Proceedings), since 2005, members of Alfa Group, Telenor and related parties have been involved in numerous litigation and arbitration proceedings relating to Alfa Group’s and Telenor’s respective investments in OJSC VimpelCom and Kyivstar. As a consequence, during the period between April 2005 and December 15, 2008, Kyivstar did not declare or pay any dividends to its shareholders. On December 16, 2008, Kyivstar declared dividends for 2004 and 2005 in the amount of UAH 3,460.0 million (equal to approximately UAH 323.75 per share). Such dividends were paid in December 2008 and January 2009. On June 1, 2009, Kyivstar declared partial dividends for the years ended December 31, 2006 and 2007, in the amount of UAH 4,600.0 million (equal to UAH 430.41 per share), which were distributed to Kyivstar’s shareholders in June 2009. On September 1, 2009, Kyivstar declared additional dividends for the years ended December 31, 2006 and 2007, of UAH 1,736.0 million and partial dividends for the year ended December 31, 2008, of UAH 164.0 million (equal to UAH 177.78 per share), which were paid out to Kyivstar’s shareholders from September through December 2009. On January 13, 2010, Kyivstar declared additional dividends for the year ended December 31, 2008, of UAH 765.2 million (equal to UAH 71.60 per share), payable by February 28, 2010.

Existing Indebtedness

On April 27, 2005, Kyivstar entered into a loan agreement with Dresdner Bank in the amount of US$175.0 million, maturing on April 27, 2012. The loan is neither secured nor guaranteed. The net proceeds from the loan were used for the provision of short-term liquidity, capital expenditures on network expansion and general corporate purposes. The loan bears interest at an annual rate of 7.75%, payable semi-annually in arrears on October 27 and April 27 of each year. As of December 31, 2009, approximately US$6.4 million (approximately UAH 53.0 million at the exchange rate as of December 31, 2009) of principal and accrued interest remained outstanding under the loan agreement.

Critical Accounting Policies

Revenue Recognition

Kyivstar earns mobile service revenue by providing its prepaid and contract subscribers with access to Kyivstar’s network and routing their calls through Kyivstar’s network and its roaming partners’ networks. Kyivstar’s revenue from interconnection fees represents the fees earned for the termination of calls from other operators’ networks on its own network. Kyivstar recognizes connection fees as revenue over the periods in which such fees are earned, which is the expected period of the applicable subscriber relationship. Kyivstar recognizes traffic, access and interconnection revenue in the period in which the respective service is rendered. Kyivstar recognizes revenue from sales of discounted handsets in the period in which the sale is made. Kyivstar recognizes permitted discounts relating to the sale of handsets and USB modems at the same time as the corresponding revenue. Kyivstar states revenues net of value added tax and other taxes and discounts.

Advances from subscribers consist of Kyivstar’s contract subscribers’ prepayments and payments from dealers for scratch cards and starter packages. Approximately 94.0% of Kyivstar’s subscribers are required to pay in advance for Kyivstar’s services. Kyivstar offsets the advances against accounts receivable for mobile communication when it renders services. In the event of a contract subscriber termination, Kyivstar returns the net amount of advances in excess of outstanding balances to the contract subscriber. Kyivstar recognizes airtime revenue from prepaid subscribers on the basis of actual airtime usage. Kyivstar recognizes unused time on sold prepaid cards as deferred revenue until either it provides the related services to the prepaid subscriber or the prepaid card expires.

Allowance for Doubtful Accounts

Kyivstar estimates an allowance for doubtful accounts based on known relevant factors affecting collectability. Thus, Kyivstar employs different aging practices depending on the relevant credit risk. Kyivstar reviews these estimates periodically, and, as adjustments become necessary, charges them against earnings in the period in which Kyivstar learns of them. Due to the inherent lack of reliable information about Kyivstar subscribers’ financial positions and the lack of legal mechanisms for collections, the estimate of Kyivstar’s probable losses is uncertain. However, Kyivstar’s management believes that the estimated allowance is adequate to cover all probable losses.

Depreciation and Amortization

The mobile communications industry is capital intensive. Depreciation of property, plant and equipment constitutes a significant cost for Kyivstar and is based on the estimate of the future useful life of property, plant and equipment and intangible assets. Kyivstar’s property, plant and equipment principally consist of network and base station equipment and Kyivstar’s intangible assets principally consist of software extension fees and operational licenses. Estimates may change due to technological developments, competition, changes in market conditions and other factors and may result in changes in the estimated useful life and in the amortization or depreciation charges. Kyivstar reviews the useful lives of property, plant and equipment and intangible assets at least annually taking into consideration the factors mentioned above, as well as all other important factors. In case of significant changes in estimated useful lives, depreciation and amortization charges are adjusted prospectively.

Income Taxes

Kyivstar’s current corporate income tax charge is calculated in accordance with Ukrainian taxation regulations and is based on the adjusted gross income, tax deductible expenses and tax depreciation allowances that Kyivstar reports in its tax returns.

Deferred taxes are calculated using the liability method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets and liabilities are measured using the enacted tax rates and are adjusted for the effects of a change in tax laws or rates in the period that includes the enactment date. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which Kyivstar’s management expects, at the balance sheet date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets are recognized when it is probable that sufficient taxable profits will be available against which the deferred tax assets can be utilized. At each balance sheet date, Kyivstar re-assesses unrecognized deferred tax assets and the carrying amount of deferred tax assets. Kyivstar recognizes a previously unrecognized deferred tax asset to the extent that it has become more likely than not that deferred taxable profit will allow the deferred tax asset to be recovered. Kyivstar conversely reduces the carrying amount of a deferred tax asset to the extent that it is no longer more likely than not that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

In accordance with Ukrainian tax regulations, Kyivstar makes advance profit tax payments when it pays dividends to its shareholders. The amount of these advance payments are equal to the product of the dividends paid multiplied by the current income tax rate in effect with respect to Kyivstar on the date on which the dividends are paid. Kyivstar recognizes these advance payments as advanced income tax on its income statement for the period in which they were paid and decreases a corresponding amount of income tax to be paid in the following tax period.

Quantitative and Qualitative Disclosure about Market Risks

Kyivstar’s principal financial instruments, other than derivatives, comprise interest-bearing loans and borrowings, cash and short-term deposits. Kyivstar has various other financial instruments, such as trade payables and trade receivables, which arise directly from its operations. Kyivstar historically has entered into derivative transactions to hedge its interest rate risk arising on interest-bearing loans and borrowings. Kyivstar does not trade in financial instruments, in accordance with its own internal policy.

Kyivstar’s senior management has determined that it is exposed to market risk, liquidity risk and credit risk. Kyivstar’s overall risk management program focuses on the unpredictability and inefficiency of the Ukrainian financial markets and seeks to minimize potential adverse effects on Kyivstar’s financial performance. Kyivstar’s senior management oversees the management of these risks, and financial risk-taking activities are governed by appropriate policies and procedures so that financial risks are identified, measured and managed in accordance with group policies.

The policies for managing each of these risks are summarized below.

Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices primarily comprise two types of risk, and interest rate risk. Financial instruments affected by market risk include loans and borrowings, deposits and derivative financial instruments.

The sensitivity analyses in the following sections relate to the applicable positions as of December 31, 2007, 2008 and 2009. The sensitivity analyses have been prepared on the basis that the amount of net debt, the ratio of fixed to floating interest rates of the debt and derivatives and the proportion of financial instruments in foreign currencies are all constant as of December 31, 2007, 2008 and 2009.

The sensitivity analyses exclude the impact of movements in market variables on the carrying value of post-retirement obligations and provisions.

The following assumptions have been made in calculating the sensitivity analyses:

•	the balance sheet sensitivity relates only to derivatives; and

•

the sensitivity of the income statement is the effect of the assumed changes in interest rates on the net interest income for one year, based on the floating rate of non-trading financial assets and financial liabilities held as of December 31, 2007, 2008 and 2009.

Interest Rate Risk

Kyivstar’s exposure to the risk of changes in market interest rates relates primarily to Kyivstar’s derivatives transactions. Kyivstar had a derivative in respect of a “pay floating – receive fixed” interest swap agreement with Citibank N.A., entered into on October 12, 2004. The swap agreement was for a notional amount of US$266.4 million and intended to manage the risk of changes in the fair value of certain external debt of Kyivstar. Pursuant to the swap agreement, Citibank made fixed-rate payments, and Kyivstar made floating rate payments at a rate of six-month USD LIBOR. The swap agreement was designated as a fair value hedge and was accounted for as such until February 2007, when it ceased to be effective in achieving offsetting changes in fair value attributable to the hedged risk. On August 17, 2009, the swap agreement terminated in accordance with its terms. The corresponding net change in fair value was recognized as finance income in 2007, 2008 and 2009.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Kyivstar’s exposure to the risk of changes in foreign exchange rates relates primarily to Kyivstar’s financing activities (when interest-bearing borrowings are denominated in a different currency from Kyivstar’s functional currency).

In common with many other businesses in Ukraine, foreign currencies, in particular the U.S. dollar, the euro and the Russian rouble, play a significant role in the underlying economics of Kyivstar’s business transactions.

The following tables demonstrate the sensitivity to a reasonably possible change in the corresponding exchange rates, with all other variables held constant, of Kyivstar’s profit before tax (due to changes in the fair value of monetary assets and liabilities).

2008	Increase/decrease in basis points	Effect on profit before tax
		(UAH in millions)
Change in USD exchange rate	+33.80	49.6
Change in EUR exchange rate	+39.70	24.5
Change in RUB exchange rate	+36.40	(1.4)
Change in USD exchange rate	-33.80	(49.6)
Change in EUR exchange rate	-39.70	(24.5)
Change in RUB exchange rate	-36.40	1.4

2009	Increase/decrease in basis points	Effect on profit before tax
		(UAH in millions)
Change in USD exchange rate	+31.30	120.1
Change in EUR exchange rate	+33.10	151.7
Change in RUB exchange rate	+34.00	(186)
Change in USD exchange rate	-31.3	(120.1)
Change in EUR exchange rate	-33.10	(151.7)
Change in RUB exchange rate	-34.00	186

Liquidity Risk

Kyivstar’s objective is to maintain continuity and flexibility of funding through the use of credit terms provided by suppliers and bank loans and borrowings.

Kyivstar analyzes the aging of its assets and the maturity of its liabilities and plans its liquidity depending on the expected repayment of various instruments. Kyivstar emphasizes flexibility in its financial planning. An important part of this emphasis is to minimize liquidity risk through ensuring access to a diversified set of funding sources. Kyivstar uses cash and credit facilities to manage short-term liquidity, and raises funds in the capital markets to manage long-term liquidity. Cash flows arising on Kyivstar’s interest rate swap, recognized in the consolidated balance sheet as a derivative financial instrument, are settled on a net basis.

Credit Risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or subscriber contract, leading to a financial loss for Kyivstar. Kyivstar is exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments. Financial instruments, which potentially expose Kyivstar to significant concentrations of credit risk, consist principally of cash in bank, short-term deposits and trade and other receivables. Kyivstar’s cash is primarily held with major reputable banks located in Ukraine. Financial derivatives also represent credit risk. Kyivstar’s maximum exposure for financial derivative instruments is described in the liquidity table above.

Kyivstar’s maximum credit risk exposure as of December 31 comprised:

	2008	2009
	(UAH in millions)
Cash and cash equivalents	5,068.4	1,210.4
Short-term deposits	3,063.3	—
Trade and other receivables	628.2	595.7

Total	8,759.9	1,806.1

Accounts receivable are presented net of allowances. Kyivstar does not require collateral in respect of financial assets. Concentrations of credit risk with respect to trade receivables are limited by the fact that Kyivstar’s subscriber base contains a significant number of small, unrelated subscribers.

Kyivstar’s management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit is not routinely granted to subscribers, with fewer than 6.0% of Kyivstar’s subscribers on contracts as opposed to prepaid accounts. When credit is granted, evaluations are performed for all subscribers requiring credit over a certain amount. Credit risk arising from financial transactions is reduced through diversification, through accepting counterparties with high credit ratings only and through defining limits on aggregated credit exposure towards each counterparty. Kyivstar’s credit risk exposure is monitored and analyzed on a case-by-case basis, and Kyivstar’s management believes that credit risk is appropriately reflected in impairment allowances recognized against assets.

As of December 31, 2008 and 2009, the aging of Kyivstar’s trade receivables and other receivables was as follows:

			Neither past due, nor impaired	Past due, but not impaired
Year	Total	Fully impaired		Less than 30 days	30-60 days	60-90 days	90-120 days	More than 120 days
	(UAH in millions)
2008	628.2	64.9	515.5	47.3	63.6	1.2	0.5	0.1
2009	595.7	76.9	541.4	48.2	2.3	0.4	0.2	3.1

Capital Management

Kyivstar considers debt and shareholders’ equity as primary capital sources. Kyivstar’s objectives when managing capital are to safeguard Kyivstar’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, as well as to provide financing of its operating requirements, capital expenditures and to sustain Kyivstar’s development strategy.

	2008	2009
	(UAH in millions)
Interest-bearing loans and borrowings	985.1	51.9
Trade and other payables	531.0	568.5
Dividends payable to equity holders of the parent	2,905.7	—
Less cash and cash equivalents	(5,068.4)	(1,210.4)

Net debt	(646.7)	(590.0)
Total equity	11,793.4	8,978.8

Capital and net debt	11,146.7	8,388.8

Regulation of Telecommunications in Ukraine

The Ukrainian Communications Law, which came into effect on December 24, 2003, and the Law of Ukraine “On Radio Frequency Resource” (referred to in this prospectus as the Ukrainian Frequency Law), the revised version of which came into effect on August 3, 2004, are the principal legal regimes regulating the Ukrainian telecommunications industry.

The Ukrainian Communications Law sets forth general principles for the regulation of the telecommunications industry in Ukraine, including a description of the institutional framework for the Ukrainian government’s involvement in the regulation, administration and operation of telecommunications services. Among other things, the Ukrainian Communications Law regulates the Ukrainian government’s authority to grant licenses to mobile telecommunications operators, allocate radio frequencies, certify telecommunications equipment, allocate numbering capacity, ensure fair competition and freedom of pricing and conduct oversight of operators’ compliance with the terms of their licenses and Ukrainian law. Under the Ukrainian Communications Law, all operators have a right to connect their networks with the networks of other operators, subject to the conditions described in the law. There are no mandatory universal service obligations imposed on Ukrainian operators.

To establish and commercially launch a mobile telecommunications network, a company must receive, among other things, a license to provide mobile telephony services using a specific standard and band of radio frequency spectrum; a frequency license to use specified bands of radio frequency for its radio electronic devices; certificates on electromagnetic compatibility and operating permits for its radio electronic devices; and a decision on allocation of numbering resources. In addition, telecommunications operators must use telecommunications equipment that is certified as complying with specified technical requirements.

Regulatory Authorities

The Ukrainian Cabinet of Ministers, the Ukrainian Ministry of Transport and Communications (referred to in this prospectus as the Ukrainian Communications Ministry) and the NCRC are the main authorities overseeing the telecommunications industry. In addition, the AMC exercises significant regulatory influence on telecommunications operators and is responsible for identifying companies with a monopoly (dominant) position in the market.

The Cabinet of Ministers is responsible for forming general policy, managing state-owned assets and directing and coordinating governmental ministries and other central governmental bodies in the area of telecommunications, as well as ensuring the implementation of frequency conversion and establishing fees for the use of frequencies and for the issuance of licenses. The Cabinet of Ministers is authorized to approve the National Table of Radio Frequencies Allocation and the Plan of Radio Frequencies Utilization, which are the principal regulatory acts governing spectrum management.

The Ukrainian Communications Ministry develops state policy proposals in the area of telecommunications and is responsible for their realization. The Ukrainian Communications Ministry also has the authority to prepare draft legislation, define the quality requirements for telecommunications services and technical standards for telecommunications equipment and exercise other authority as authorized by law.

The NCRC is the main regulatory and controlling body in the area of telecommunications and use of radio frequencies. The NCRC issues licenses for the provision of licensed telecommunications services and the use of radio frequencies, maintains registries of telecommunications operators, allocates numbering capacity to telecommunications operators and controls the quality of telecommunications services.

Licensing to Provide Telecommunications Services and Radio Frequency Allocation

Fixed and mobile telephone services, including technical maintenance, operation of telecommunications networks, lease of channels, television and radio networks, and lease of local, intercity and international telecommunications channel to third parties, are all subject to licensing. In addition, radio frequency use is subject to licensing. A radio frequency license includes the radio frequency bands allocated for carrying out a telecommunications activity, the list of regions where the radio frequencies may be used, dates of the exploitation of the frequency resource and the type of radio technology to be utilized.

According to the Ukrainian Communications Law and the Ukrainian Frequency Law, licenses and rights to use frequencies are not transferable. However, on November 18, 2009, the Ukrainian Parliament adopted an amendment to the Ukrainian Frequency Law (effective as of December 9, 2009) providing for ‘re-allocation’ of frequency resources upon a joint application of operators, which is a common practice in other markets and which promotes the efficient use of radio frequencies among operators.

Both telecommunications and frequency licenses may be cancelled or annulled upon a determination that any of the following events have occurred:

•	a licensee’s request to terminate the license;

•	inaccurate information in the license application documents;

•	the license’s transfer to another legal person which then carries out the licensed activity;

•	an operator’s failure to cure breaches of the license terms;

•	an operator’s repeated breach of license terms;

•	an operator’s repeated refusal to cooperate with the NCRC during inspections or attempts to prevent inspections; or

•	the annulment of the licensee’s state registration.

A frequency license may also be cancelled or annulled in the following situations:

•	an operator’s repeated breach of license terms within one year;

•	an operator has not used a radio frequency resource allocated by the license within the period established by the license;

•	an operator has stopped using a radio frequency resource allocated by the license for a continuous one-year period; or

•	an operator fails to fully utilize the radio frequency resource allocated by the license within the period established by the license.

Extension and Re-issuance of Licenses

Both telecommunications and frequency licenses must be re-issued if an operator changes its name, registered address or engages in a reorganization, including a change of organizational form, consolidation or merger (none of which are applicable to the Transactions). Additionally, a frequency license may be re-issued if, among other things, the operator requests a reduction in the frequency bands or regions covered by the license or if the operator makes a joint application with another operator for reallocation of frequencies.

A telecommunications license and the related frequency license are generally co-terminus, with a term of at least five years, at the NCRC’s discretion. Applications to extend licenses must be filed four months prior to their termination, and the NCRC may not refuse an extension request if the operator is in compliance with the license’s terms (or if any noncompliance is due to reasons beyond the operator’s control).

Both the Ukrainian Communications Law and the Ukrainian Frequency Law require a tender to obtain a license in certain special situations: for a telecommunications license, where the NCRC has decided to limit the number of the available licenses for a particular telecommunications service and for a frequency license, where demand for a radio frequency resource exceeds the available resources.

In October 2008, the Cabinet of Ministers approved regulations to permit the implementation and usage in Ukraine of advanced radio technologies such as 3G services, advanced broadband access and Internet WiMAX.

3G License Tender

On September 16, 2009, the Cabinet of Ministers approved regulations to convert 3G radio frequencies and instructed the NCRC to organize a 3G license tender. On September 22, 2009, the NCRC announced its decisions to hold a 3G license tender and approved the 3G license tender conditions. However, on October 20, 2009, the Ukrainian President suspended the validity of the Cabinet of Ministers’ order and requested that the Constitutional Court of Ukraine rule on the constitutionality of the Cabinet of Ministers’ order. Nonetheless, Kyivstar and two other operators, MTS and life:), submitted the documents necessary to participate in the 3G license tender to the NCRC. On November 25, 2009, the Ukrainian President issued a decree blocking the tender that was supposed to have started on November 27, 2009. The NCRC suspended the tender on November 27, 2009. The timing of a new tender is currently unclear.

Zero On-net Tariffs

On July 9, 2009, the NCRC, in response to a petition filed by Kyivstar, issued a decision preventing operators from offering zero on-net tariffs for their services, expressing the view that zero on-net tariffs constitute “price dumping” in violation of the Ukrainian Communications Law, which states that tariffs cannot be lower than cost. The NCRC transferred the matter to the AMC for further investigation, which issued a decision on November 9, 2009, that Ukrtelecom and Beeline were engaged in misleading advertising in respect of their zero on-net tariffs. The AMC ordered Ukrtelecom and Beeline to cease all advertising in respect of their zero on-net tariffs by November 19, 2009. The AMC’s decision did not, however, require any operator to change its tariff policies or cease offering zero on-net tariff rates.

Numbering Resource

Under the Ukrainian Communications Law, a telecommunications operator may allocate telephone numbers assigned to it to its subscribers without any obligation to allow a subscriber to transfer the subscriber’s telephone number to another network if such subscriber switches operators (also referred to as number portability). Each mobile operator must have a permit to allocate special mobile telephone numbers to its subscribers, the one-time fee for which is currently UAH 10.0 million (approximately US$1.2 million). Upon receipt of a numbering allocation permit, an operator is assigned a specific two-digit number, an NDC code, that is used at the beginning of each telephone number assigned to an operator’s subscribers and may allocate telephone numbers to its subscribers using its allocated NDC code.

Pricing, Competition and Interconnections

To promote competition among mobile operators, the Ukrainian Communications Law allows mobile operators to establish tariffs for the mobile services they provide to their subscribers, with the exception of tariffs on universal services and tariffs for leasing channels by operators which have significant positions in a particular market. Operators are required to publish changes to their tariff rates at least seven calendar days before applying them. If an operator sets prices on its services pursuant to hourly tariffs and makes settlements with subscribers by certain units of time (e.g., minutes or seconds), it may only account for full tariff units of time.

Ukrainian law currently does not prohibit mobile operators from charging for incoming calls (i.e., a mandatory “calling party pays” system). A prohibition against charging for incoming calls was adopted on November 21, 2002 by introduction of an amendment to the Ukrainian Communications Law then in force, but it was abolished upon the adoption of the new Ukrainian Communications Law on November 18, 2003. However, in practice, the main telecommunications operators do not charge their subscribers for incoming calls, except for incoming calls while roaming, which was a widespread practice before the November 2002 prohibition.

On November 28, 2006, the Ukrainian Parliament approved amendments to the Ukrainian Communications Law which changed the list of telecommunications service tariffs subject to state regulation. Under the amended regulations, tariffs for international and long-distance calls and fixed-to-mobile calls were excluded from the list of tariffs subject to state regulation. As a result of these changes, pricing-based competition for international and long-distance services increased in the Ukrainian market. Tariffs for mobile-to-fixed calls are still subject to regulation. Effective from May 18, 2009, the NCRC introduced new tariffs for the provision of mobile-to-fixed voice services.

The Ukrainian Communications Law regulates the interconnection of telecommunications networks, including the conditions under which mobile operators may enter into, modify and terminate interconnection agreements. Generally, telecommunications operators are free to establish tariffs for accessing their networks on a contractual basis with other operators, with pricing dependant on the net costs and profitability of services, in the operators’ discretion. However, the NCRC regulates interconnection agreements involving dominant operators, including the technical, organizational and economic terms of an interconnection agreement and the tariffs that may be charged to access a dominant operator’s network. On May 25, 2009, the AMC adopted a decision stating that all Ukrainian mobile operators are “dominant” in respect of interconnections that terminate on their respective networks. Although this decision was subsequently suspended, the AMC is presently reconsidering the application of its decision and may reinstate the decision at any time. If a mobile operator is recognized as a dominant operator with respect to its network, the interconnection tariffs that it charges other operators for calls terminating on its network will be subject to NCRC regulation.

Interconnection agreements between telecommunications operators in Ukraine and foreign telecommunications operators are governed by recommendations issued by the International Telecommunications Union on the basis of international treaties to which Ukraine is a party and agreements between Ukrainian and foreign telecommunications operators.

Licenses

In November 1997, after a public tender, the Ukrainian government awarded the first GSM 900 licenses to three service providers, including Kyivstar. In addition to the aforementioned GSM 900 license, Kyivstar currently holds telecommunications licenses for the following services:

•	GSM 900 and GSM 1800 mobile telecommunications services with the right to construct, operate and maintain network and channels leases;

•	long-distance fixed telecommunications services with the right to construct, operate and maintain a network and lease channels;

•	international fixed telecommunications services with the right to construct, operate and maintain a network and lease channels; and

•	local fixed telecommunications services with the right to construct, operate and maintain a network and lease channels.

Kyivstar has the following frequency licenses for GSM 900 and GSM 1800 radio frequencies in the specified regions, as well as for the use of radio frequencies for data transmission purposes in the specified regions:

Description	License Cities and Regions	Expiry Date
GSM 900 radio frequency licenses	All territory of Ukraine	October 25, 2011
	Ukraine (Kyiv, Dnipropetrovsk, Donetsk, Zaporizhzhya, Odesa, Lviv, Simferopol, Kharkiv, Lugansk)	October 30, 2012
	Kyiv, Odesa region, Dnipropetrovsk region, Lviv region, Kharkiv region, Zaporizhzhya region, Donetsk region, Lugansk region and the Autonomous Republic of Crimea	November 15, 2012
	Sevastopol, Cherkasy region, Chernigiv region, Kherson region and Kirovograd region	May 18, 2015
	Poltava region, Mykolayiv region, Vinnytsya region, Zhitomyr region	April 4, 2015
	Kyiv, Kyiv region, the Autonomous Republic of Crimea	August 14, 2015
	Odesa region, Cherkasy region and Rivne region	September 22, 2015
	Dnipropetrovsk region, Lviv region, Kharkiv and Zaporizhzhya region	October 18, 2015
	the Autonomous Republic of Crimea, Khmelnytskyi, Khmelnytskyi region, Ternopil, Ternopil region, Uzhgorod, Zakarpattya region, Zaporizhzhya, Zaporizhzhya region, Mykolayiv, Mykolayiv region, Kharkiv, Kharkiv region, Cherkasy and Cherkasy region	December 11, 2015
	Donetsk, Donetsk region, Sevastopol, Lugansk, Lugansk region, Poltava, Poltava region, Ivano-Frankivsk, Ivano-Frankivsk region, Sumy and Sumy region	January 18, 2016
	Kirovograd and region, Lugansk and region, Mykolayiv and Mykolayiv region	April 10, 2016
	the Autonomous Republic of Crimea, Kyiv region, Vinnytsya region, Zaporizhzhya and Zaporizhzhya region and Cherkasy region	June 6, 2016
	Poltava, Poltava region, Zhytomyr, Zhytomyr region, Lutsk, Volyn region, Kherson, Kherson region, Luhansk and Luhansk region	June 18, 2016
	Chernivtsi, Chernivtsi region, Zaporizhzhya, Zaporizhzhya region, Mykolayiv, Mykolayiv region, Zhytomyr and Zhytomyr region	September 13, 2016
	Kirovograd, Kirovograd region, Vinnytsya, Vinnytsya region, Zhytomyr, Zhytomyr region, Kherson, Kherson region, Ivano-Frankivsk, Ivano-Frankivsk region, Rivne, Rivne region, Uzhgorod and Zakarpattya region	December 25, 2016
	Poltava, Poltava region, Lugansk, Lugansk region, Mykolayiv, Mykolayiv region, Cherkasy, Cherkasy region, Sumy, Sumy region, Chernigiv, Chernigiv region, Khmelnytskyi, Khmelnytskyi region, Ternopil, Ternopil region, Vinnytsya, Vinnytsya region, Lutsk and Volyn region	January 31, 2017
	Sumy and Sumy region, Rivne and Rivne region, Khmelnitsk and Khmelnitsk region, Ternopil and Ternopil region, Sevastopol	April 24, 2017
	Kherson and Kherson region, Lugansk and Lugansk region, Cherkassy and Cherkassy region, Ivano Frankivsk and Ivano Frankivsk region, Lutsk and Volyn region, Chernivtsi and Chernivtsi region	June 25, 2017

Description	License Cities and Regions	Expiry Date
	Vinnytsya region, Zhitomyr, Chernigiv regions	December 13, 2017
	Chernivtsi region, Rivne region, Sumy region, Kirovograd region, Zakarpattya region, Ivano-Frankivsk region, Ternopil region, and Volyn region	February 28, 2018
	Chernigiv region, Kirovograd region, Sumy region, Rivne region, Khmelnytsk region, Zakarpattya region, and Volyn region	May 13, 2018
	Vinnytsya region, Zhytomyr region, Cherkasy region, Chernigiv region, Kherson region, Zaporizhzhya region, Sumy region, Poltava region, Rivne region, Khmelnytsk region, Ivano-Frankivsk region, Ternopil region, Volyn region, and Chernivtsi region	May 20, 2018
	Kyiv region, Lugansk region, Sumy region	January 9, 2023
	Kyiv, Kyiv region, Dnipropetrovsk region, Zaporizhzhya region, Odesa region, Lviv region, Donetsk region, Kharkiv region, the Autonomous Republic of Crimea, Sevastopol, Poltava region, Lugansk region, Cherkasy region, Mykolayiv region, Ivano-Frankivsk region, Zakarpattya region, Kherson region, Vinnytsya region, Kirovograd region, Chernivtsi region, Ternopil region, Khmelnytsk region, Sumy region, Chernigiv region, Zhitomyr region, Rivne region	October 12, 2018
GSM 1800 radio frequency licenses	All territory of Ukraine	October 25, 2011
	Kyiv	February 7, 2016
	Dnipropetrovsk, Dnipropetrovsk region, Odesa and Odesa region	May 30, 2016
	Kyiv, Dnipropetrovsk region, Odesa, Odesa region, Lviv and Lviv region	June 7, 2016
	Kyiv	October 8, 2016
	Dnipropetrovsk region and Odesa region	December 25, 2016
	Zaporizhzhya region	January 31, 2017
	Lviv region, Kharkiv region	March 21, 2017
	the Autonomous Republic of Crimea, Sevastopol	June 25, 2017
	Donetsk region	August 29, 2017
	Zaporizhzhya region	November 1, 2017
	Mykolaiv region, Odesa region, Dnipropetrovsk region, Lviv region, Kharkiv region	December 13, 2017
	the Autonomous Republic of Crimea, Sevastopol, Kyiv, Dnipropetrovsk region, Odesa region, Kharkiv region, Lviv region	December 3, 2017
	Kyiv region, Khmelnytskyi region	May 13, 2018
	Zaporizhzhya region, Mykolayiv region	June 5, 2018
	Vinnytsya region, Odesa region, Donetsk region	July 17, 2018
	Kyiv region, Vinnytsya region, Zakarpattya region, Ivano-Frankivsk region, Ternopil region, Khmelnytskyi region, Zhitomyr region, Poltava region, the Autonomous Republic of Crimea, Sevastopol	February 19, 2019
	Dnipropetrovsk region, Lviv region, Kharkiv region, Zaporizhzhya region	February 19, 2019
	Kyiv, Odesa region	March 15, 2019
	Lugansk region, Mykolayiv region, Cherkasy region, Sumy region, Chernigiv region, Volyn region, Chernivtsi region, Rivne region, Kirovograd region, Kherson region, the Autonomous Republic of Crimea, Sevastopol	June 15, 2019

Description	License Cities and Regions	Expiry Date
	Lugansk region, Cherkasy region, Sumy region, Chernigiv region, Volyn region, Chernivtsi region, Rivne region, Kirovograd region, Kherson region, Vinnytsya region, Zakarpattya region, Ivano-Frankivsk region, Ternopil region, Khmelnytskyi region, Zhitomyr region, Poltava region, Dnipropetrovsk region, Lviv region, Kharkiv region	August 17, 2019
	Donetsk region	December 31, 2019
	Ivano-Frankivsk region, Sumy region, Poltava region, Ternopil region, Cherkasy region, Vinnytsya region, Khmelnytsk region, Zhitomyr region, Rivne region, Kirovograd region, Volyn region, Chernigiv region, Zakarpattya region, Kyiv region	November 29, 2015
	Donetsk region, Chernivtsi region, Zaporizhzhya region, Mykolayiv region, Kherson region, the Autonomous Republic of Crimea, Sevastopol, Lugansk region	May 3, 2021
	Mykolayiv region, Kherson region, Zakarpattya region, the Autonomous Republic of Crimea, Sevastopol	January 25, 2022
Radio frequency licenses for radio relay communications	Cherkasy region, Kirovograd region, Mykolayiv region, Odesa region, Kyiv region, Poltava region, Dnipropetrovsk region, Kherson region, Kharkiv region and Zhytomyr region	March 19, 2016
	Chernigiv region and Lugansk region	April 3, 2016
	the Autonomous Republic of Crimea, Sevastopol, Ivano-Frankivsk region, Ternopil region and Rivne region	May 16, 2016
	Khmelnytskyi region and Kherson region	May 30, 2016
	Lugansk region	July 25, 2016
	Ivano-Frankivsk region	October 8, 2016
	the Autonomous Republic of Crimea	October 8, 2016
	Sumy region	October 8, 2016
	Lviv region	December 24, 2016
	Kyiv, the Autonomous Republic of Crimea, Sevastopol, Zhytomyr region, Kirovograd region, Vinnytsya region, Poltava region, Donetsk region, Chernigiv region, Chernivtsi region, Volyn region and Zakarpattya region	December 25, 2016
	Dnipropetrovsk region, Lviv region, Mykolayiv region, Cherkasy region, Sumy region, Donetsk region, Chernivtsi region	April 24, 2017
	Odesa region, Dnipropetrovsk region, Lviv region, Kharkiv region and Zaporizhzhya	August 24, 2014
	Sevastopol, Kyiv region, Chernivtsi region	June 25, 2017
	Kyiv region, Ivano Frankivsk region, Zakarpatskyi region, Lviv region	August 29, 2017
	Chernigiv region, Lviv region	December 13, 2017
	Lviv region, Kyiv, Donetsk region, Kherson region, Ivano-Frankivsk region, Dnipropetrovsk region, Zaporizhzhya region, Sumy region, Vinnytsya region, Zhytomyr region, Rivne region, Zakarpattya region, Kyiv region	January 24, 2018
	Lugansk region, Zaporizhzhya region, Poltava region, Vinnytsya region, Volyn region, Kirovograd region, Rivne region, Ternopil region, Zhytomyr region, Chernivtsi region, Zakarpattya region, Odesa region, Sevastopol, and the Autonomous Republic of Crimea	February 28, 2018

Description	License Cities and Regions	Expiry Date
	Mykolayiv region, Khmelnytsk region, Ternopil region, and Sevastopol	May 13, 2018
	Khmelnytsk region	June 5, 2018
	Volyn region, Lugansk region, Ternopil region, Kharkiv region, and Chernivtsi region	July 17, 2018
	Kyiv, Kyiv region, Lugansk region, Lviv region, Poltava region, Volyn region, Cherkasy region, Chernigiv region	January 31, 2019
	Donetsk region, Kharkiv region, Zaporizhzhya region, Vinnytsya region, Zhitomyr region, Khmelnytsk region, Rivne region	January 31, 2019
	Sumy region, Poltava region, Zhitomyr region, Chernigiv region, Odesa region, Rivne region, the Autonomous Republic of Crimea	February 19, 2019
	Ivano-Frankivsk region	June 15, 2019
	Odesa region, Mykolayiv region, Rivne region, Khmelnytsk region, Ternopil region, Donetsk region, Lviv region, Vinnytsya region, Zakarpattya region	August 17, 2019
	Kyiv region, Cherkasy region, Donetsk region, the Autonomous Republic of Crimea, Sevastopol, Chernigiv region, Lugansk region and Kharkiv region	December 31, 2019
	Kyiv, Kyiv region	November 29, 2020
	Kyiv, Kyiv region, Dnipropetrovsk region, Donetsk region, Odesa region, Kharkiv region, Lugansk region, Lviv region, Poltava region, Vinnytsya region, Mykolayiv region, Sumy region, Kherson region, Khmelnytsk region, Volyn region, Zakarpattya region, Ivano-Frankivsk region, Kirovograd region, Rivne region, Ternopil region, Cherkasy region, Chernigiv region, Chernivtsi region, the Autonomous Republic of Crimea, Sevastopol	December 26, 2020
	Kyiv, Kyiv region, Dnipropetrovsk region, Donetsk region, Odesa region, Kharkiv region, Zaporizhzhya region, Poltava region, Zhitomyr region, Mykolayiv region, Sumy region, Kherson region, Khmelnytsk region, Zakarpattya region, Ivano-Frankivsk region, Kirovograd region, Rivne region, Ternopil region, Cherkasy region, Chernigiv region, Chernivtsi region, the Autonomous Republic of Crimea	May 18, 2016
	Kyiv, Kyiv region, Kherson region, Mykolayiv region, Zaporizhzhya region, the Autonomous Republic of Crimea, Sevastopol, Lviv region, Vinnytsya region, Zhytomyr region, Ivano-Frankivsk region, Rivne region, Khmelnytsk region, Chernigiv region, Cherkasy region	July 17, 2016
	Odesa region, Dnipropetrovsk region, Lviv region, Zaporizhzhya region, Kharkiv region	August 11, 2014
	Dnipropetrovsk region, Donetsk region, Odesa region, Lugansk region, Zaporizhzhya region, Lviv region, Poltava region, Rivne region, Ternopil region, Khmelnytsk region, Zakarpattya region, Ivano-Frankivsk region, Cherkasy region, Chernigiv region, Chernivtsi region	August 23, 2016
	Kyiv, Kyiv region, Dnipropetrovsk region, Odesa region, Kharkiv region, Vinnytsya region, Zaporizhzhya region, Lviv region, Poltava region, Zhitomyr region, Mykolayiv region, Sumy region, Kherson region, Volyn region, Zakarpattya region, Ivano-Frankivsk region, Kirovograd region, Rivne region, Ternopil region, Chernigiv region, Cherkasy region, the Autonomous Republic of Crimea, Sevastopol	October 31, 2016

Description	License Cities and Regions	Expiry Date
	Dnipropetrovsk region, Odesa region, Poltava region, Mykolayiv region, Kherson region, Sevastopol	January 25, 2017
	Lugansk region, Zaporizhzhya region, Poltava region, Zhitomyr region, Mykolayiv region, Sumy region, Kherson region, Volyn region, Zakarpattya region, Ivano-Frankivsk region, Rivne region, Ternopil region, Cherkasy region, Chernivtsi region	March 28, 2017
	Kharkiv region, Lugansk region, Vinnytsya region, Sumy region, Khmelnytsk region, Zakarpattya region, Kirovograd region	June 21, 2017
	Zaporizhzhya region, Lviv region, Khmelnytsk region, Kirovograd region, Chernivtsi region	September 3, 2017
	Lugansk region, Sumy region, Kirovograd region	January 9, 2018
	Lugansk region	July 3, 2018
	Khmelnytsk region, Kharkiv region, Lugansk region, Sumy region	October 12, 2018
	Kirovograd region	December 25, 2018
	Odesa region, Kirovograd region, Kherson region	April 9, 2024
Radio frequency licenses for broadband radio access	27 regions of Ukraine	March 17, 2019
	27 regions of Ukraine	June 21, 2012

In addition, Kyivstar received frequency licenses for Wi-Fi (indoor) on June 21, 2007, and WiMAX 1 on March 18, 2009. For information on the procedures related to the application for, and issuance of, licenses, see “– Regulation of Telecommunications in Ukraine – Licensing to Provide Telecommunications Services and Radio Frequency Allocation.”

Legal and Regulatory Proceedings

Ukrtelecom Litigation

On March 1, 2007, Kyivstar and Ukrtelecom entered into an interconnection agreement that established a fee of UAH 0.50 per minute payable by Ukrtelecom for access to Kyivstar’s mobile network and a fee of UAH 0.25 per minute payable by Kyivstar for access to Ukrtelecom’s fixed-line network. The agreement was entered into for a period of one year expiring on December 31, 2008 and provided for automatic extension for an additional year on the same terms and conditions unless, one month prior to the agreement’s expiration, either party notified the other party in writing of its intent to terminate the agreement. On November 7, 2008, Ukrtelecom sent a letter to Kyivstar proposing to enter into a new interconnection agreement providing for the increased interconnection fee of UAH 0.50 per minute for access to its network but did not meet the deadline for terminating the agreement by notice, since a termination notice with respect to the existing agreement was not delivered to Kyivstar until December 3, 2008, after the deadline for notification of termination under the agreement had passed.

Nonetheless, in January 2009, Ukrtelecom brought an action in the Kyiv City Commercial Court (referred to in this prospectus as the Kyiv Commercial Court) seeking to compel Kyivstar to enter into a new agreement providing for a call termination fee at a reciprocally equal rate of UAH 0.50 per minute. Kyivstar brought a separate action in the Kyiv Commercial Court seeking performance by Ukrtelecom of the terms of the existing agreement, which Kyivstar viewed as being extended in the absence of a timely notification by Ukrtelecom of its intention to terminate the agreement. The Kyiv Commercial Court consolidated both judicial proceedings into a single case and, on April 9, 2009, dismissed both claims. The dismissal was upheld by the Kyiv City Commercial Court of Appeals (referred to in this prospectus as the Kyiv Commercial Court of Appeals) on May 26, 2009 and further, on September 15, 2009, by the Highest Commercial Court of Ukraine. In addition, the courts established that the existing agreement expired in accordance with its terms on December 31, 2008. Kyivstar and Ukretelecom’s networks were not disconnected, enabling their customers to continue using interconnection services despite the fact that the courts had established that the interconnection agreement had terminated, as per NCRC’s written recommendation of December 31, 2008.

On December 2, 2009, Kyivstar and Ukrtelecom settled the dispute by entering into a new interconnection agreement, pursuant to which Kyivstar and Ukrtelecom agreed that their respective subscribers will pay UAH 0.40 per minute for calls terminating on Kyivstar’s or Ukrtelecom’s mobile network, as applicable, from October 1, 2009, until December 31, 2009. This fee decreased to UAH 0.38 per minute from January 1, 2010, until June 30, 2010, and will further decrease to UAH 0.36 per minute from July 1, 2010, until December 31, 2010. In addition, Kyivstar and Ukrtelecom agreed that their respective subscribers will pay UAH 0.25 for calls terminating on Kyivstar’s or Ukrtelecom’s fixed network, as applicable. The agreement is effective until December 31, 2010, unless agreed otherwise by both parties, but will automatically be extended for another year if neither party notifies the other of its intention to terminate the agreement at least two weeks prior to December 31, 2010.

For more information on risks associated with interconnection fees in Ukraine, see “Risk Factors – Risks Relating to Our Business – An increase in the fees for frequency spectrum usage could have a negative effect on our financial results.”

3G License Litigation

On October 26, 2005, Kyivstar filed an application with the NCRC for a radio frequency license within the 1.9-2.2 GHz frequency band and a telecommunications license to provide 3G services. On November 2, 2006, the NCRC refused to issue the radio frequency license, although it did not issue a decision with respect to the 3G license application.

Under Ukrainian law, the NCRC must issue a decision granting or refusing a radio frequency license within 60 business days from the application date. If the NCRC fails to issue its decision within this period, the license is deemed to have been granted. Kyivstar filed a lawsuit challenging the NCRC’s refusal to issue the radio frequency license, and since Kyivstar had not received a decision from the NCRC with respect to its application for the 3G license on the basis that the NCRC had not observed the 60 day period mentioned above, also compelling the NCRC to issue the 3G license to it.

On December 13, 2007, the Kyiv District Administrative Court issued a decree sustaining Kyivstar’s claims in full. The NCRC challenged the decree in the Kyiv Administrative Court of Appeals, where the Cabinet of Ministers joined the proceedings. On July 16, 2008, the Kyiv Administrative Court of Appeals ruled in favor of the NCRC’s appeal, reversed the decree of the Kyiv District Administrative Court, and fully dismissed all claims brought by Kyivstar against the NCRC. On November 25, 2008, this decision was upheld by the Higher Administrative Court of Ukraine. On March 21, 2009, Kyivstar appealed the decisions of the Kyiv Administrative Court of Appeals and of the Higher Administrative Court to the Supreme Court of Ukraine seeking review of these court decrees. However, the Supreme Court of Ukraine refused to consider Kyivstar’s appeal, leaving Kyivstar without any further avenues for appeal.

Antitrust Proceedings

On April 29, 2009, the AMC opened antitrust proceedings alleging that Kyivstar was part of an undertaking, together with Telenor and Storm, to engage in anticompetitive practices and abuse of Kyivstar’s dominant position in the Ukrainian mobile telecommunications market. The proceedings were commenced based on a complaint from Farimex that was sent to the NCRC and later forwarded to the AMC alleging that Telenor, Kyivstar and Storm acted in concert to breach Ukrainian competition legislation by including a non-competition clause in the shareholders agreement entered into between Telenor, Storm and Kyivstar with respect to governance of Kyivstar (referred to in this prospectus as the Kyivstar shareholders agreement) (which is described below under “ – Related Party Transactions – Kyivstar Shareholders Agreement”) providing that neither Telenor Mobile, Storm nor any of their respective affiliates may engage in the wireless telecommunications business in Ukraine or own or control more than 5.0% of the voting shares of any entity providing wireless telecommunications services in Ukraine. Further, Farimex’s complaint alleged that Telenor and Kyivstar hindered competition in Ukraine through their purported actions to delay OJSC VimpelCom’s acquisition of URS, as further discussed in Annex B (Material Legal Proceedings).

On February 16, 2010, the AMC announced that it had terminated any further consideration of these proceedings without finding any violations or issuing any fees or penalties to any party. However, the AMC’s decision may be challenged by any interested party, including Farimex, within two months from the date on which such party becomes aware of the decision. The termination of these proceedings without payment of any fees or penalties by Kyivstar, Telenor and their respective affiliates, without any avenue for appeal, is a condition to the completion of the Offers, as further discussed under “The Offers – Terms and Conditions of the Offers – Conditions to Completing the U.S. Offer – Minimum Acceptance – Withdrawal of Legal and Regulatory Proceedings.”

On May 25, 2009, the AMC adopted a decision determining that all mobile network operators in Ukraine, including Kyivstar, hold a dominant position in respect of interconnections that terminate on their respective networks. The implementation of this decision would result in the requirement that operators holding a dominant position on their respective networks comply with the NCRC regulations governing the pricing regime for interconnection services. In June 2009, however, the decision was suspended in order to further review operators’ objections and other implications of this decision. The AMC is presently reconsidering the application of its decision and may reinstate the decision at any time. For information on risks associated with antitrust proceedings, please see “Risk Factors – Risks Relating to Potential or Existing Government Regulations – We are subject to antimonopoly and consumer protection regulations in Russia, Ukraine and other emerging markets in which we operate, which could restrict our business.”

Corporate Governance

Kyivstar’s corporate governance structure consists of its general shareholders’ meeting, board of directors, auditing commission and management board. The current version of Kyivstar’s charter was adopted at a general shareholders’ meeting on April 27, 2004, and came into effect on June 14, 2004, and was subsequently amended on December 16, 2008, with the amendments coming into effect on December 22, 2008. The activities of Kyivstar’s governing bodies are regulated by Ukrainian corporate laws, Kyivstar’s charter, Kyivstar’s by-laws (which were adopted pursuant to Kyivstar’s charter) and the Kyivstar shareholders agreement. Kyivstar also has adopted a code of conduct based on Telenor’s code of conduct. Upon the successful completion of the Transactions, we intend to amend and restate Kyivstar’s charter to simplify its governance structure, as well as to bring the charter into compliance with the recently adopted Ukrainian Joint Stock Company Law, providing for a two-year grace period to existing joint stock companies to do so, which came into effect on April 30, 2009, and to terminate the Kyivstar shareholders agreement.

General Shareholders’ Meeting

In accordance with Ukrainian law, the general shareholders’ meeting is Kyivstar’s highest corporate governance body and, under Kyivstar’s charter, is exclusively responsible for the following actions, among others:

•	introducing changes to Kyivstar’s charter, including changes to the authorized share capital;

•

granting any rights or options to subscribe for Kyivstar’s shares as well as issuing any other Kyivstar’s securities, including any securities which may be converted or exchanged for Kyivstar’s shares other than securities evidencing Kyivstar’s debt obligations;

•	purchase or buy-backs of Kyivstar’s shares by Kyivstar;

•	approving the annual financial statements, auditing commission reports, and the application and distribution of profits and dividends;

•	approving Kyivstar’s liquidation and other form of termination including, merger or reorganization;

•	conversion of uncertificated securities into certificated securities;

•	appointing and dismissing the members of Kyivstar’s board of directors and auditing commission, management board and any other corporate governance bodies; and

•	approving shareholder requests for reimbursement of its costs and expenses incurred in connection with arranging audit review of Kyivstar’s activities.

For a general shareholders’ meeting to have a quorum, the holders of more than 60.0% of the voting shares must be present in person or by proxy. A simple majority vote is required for most shareholder actions, and a 75.0% majority of the votes cast at the shareholders’ meeting is required for any changes to the charter, increase or decrease of the authorized share capital or liquidation of the company. A general shareholders’ meeting is held annually. In addition, the management board must call an extraordinary general shareholders’ meeting in the event of Kyivstar’s insolvency, if the best interests of Kyivstar so require or at the request of shareholder(s) holding at least 10.0% of the voting shares. Finally, an extraordinary general shareholders’ meeting must be called upon the request of the board of directors or the auditing commission.

Board of Directors

Kyivstar’s board of directors consists of nine members, each of which is a legal entity, elected from among Kyivstar’s shareholders by a majority vote of shareholders at the general shareholders’ meeting in accordance with Kyivstar’s charter. Because Kyivstar’s shareholders are legal entities, the board members perform their duties through individuals representing the legal entities authorized to act on the basis of constituent documents of such legal entities or by powers of attorney issued to them by such legal entities. The board of directors’ responsibilities include general supervision of Kyivstar’s business, except for the matters within the exclusive authority of the general shareholders’ meeting, the auditing commission and the management board. A simple majority vote is required for most actions of the board of directors. Meetings of the board of directors are called on an as-needed basis, but take place not less than once per quarter. Under the terms of Kyivstar’s charter and by-laws, a quorum at a meeting of the board of directors requires the presence of at least six directors. The following actions are exclusively assigned to the board under Kyivstar’s charter and by-laws and, subject to limited exceptions, require the votes of at least seven members of the board of directors:

•	recommendations to the general shareholders’ meeting regarding amendments to Kyivstar’s charter;

•	recommendations to the general shareholders’ meeting as to the increase of the authorized share capital and/or the issuance of new securities;

•

acquisition of entities or the entry by Kyivstar or any of its consolidated subsidiaries into joint ventures, the value of which, including any debt obligations incurred in connection with any such transaction, exceeds US$50.0 million or its equivalent;

•

recommendations to the general shareholders’ meeting as to any merger or consolidation of Kyivstar or any of its consolidated subsidiaries, the aggregate value of which exceeds US$50.0 million or its equivalent;

•	undertaking by Kyivstar or any of its consolidated subsidiaries of certain debt obligations in excess of US$50.0 million or its equivalent;

•	liens on assets of Kyivstar or of any of its consolidated subsidiaries with a value in excess of US$50.0 million or its equivalent;

•

any transaction between Kyivstar or any of its consolidated subsidiaries and any of Kyivstar’s shareholders or their affiliates (except for specific borrowings from Telenor mentioned in the charter or purchases by Telenor or any of its affiliates of any of Kyivstar’s debt obligations);

•

any amendment of any license, approval or similar consent of a competent authority which is material to the conduct by Kyivstar or any of its consolidated subsidiaries of their activities set out in the charter;

•	commencement by Kyivstar or any of its consolidated subsidiaries of any line of business which is not referred to in the charter;

•	appointment of external auditors; and

•	recommendations to the general shareholders’ meeting with respect to conversion of uncertificated securities into certificated securities.

Auditing Commission

Under Kyivstar’s charter, the general shareholders’ meeting elects the auditing commission by means of a simple majority vote. The auditing commission oversees the financial and business activities of the board of directors, management board and the president and reports at the general shareholders’ meeting. The auditing commission consists of three members nominated by the shareholders and elected from among the shareholders. The commission meets on an as-needed basis but not less than once a year. The auditing commission must review Kyivstar’s annual financial statements before they can be approved by the general shareholders’ meeting.

Management Board

Kyivstar’s management board is its collective executive body, which is responsible for the company’s day-to-day operations. Kyivstar’s president is a member of the management board and serves as Kyivstar’s chief executive officer. The president is appointed from among the members of the management board by the board of directors which is also entitled to dismiss the president at any time. A simple majority vote of the board of directors is required for appointment and dismissal of the president. The board of directors should also appoint Kyivstar’s vice-president from among the members of the management board upon recommendation of the president. Kyivstar’s president proposes the composition of Kyivstar’s management board to the board of directors, which then ratifies the selection and recommends the selection to a general shareholders’ meeting for final approval. Management board members are appointed and dismissed by a simple majority vote of the general shareholders’ meeting. The same procedure applies to the dismissal of any members of the management board. The management board may take action on any matters of Kyivstar’s day-to-day business, except for those within the scope of authority of either the board of directors, the general shareholders’ meeting and the auditing commission. Under Kyivstar’s charter, the management board is responsible for implementing the plans and resolutions of the general shareholders’ meeting and the board of directors, submitting financial and other documents to the general shareholders’ meeting and the board of directors for review, completeness and correctness of such documents, and allocation of Kyivstar’s funds. The management board reports to the general shareholders’ meeting and the board of directors.

In addition to the members of the board of directors and management board, Kyivstar’s other senior managers include the head of the legal and regulatory department, the advisor to the chief executive officer and the president, the head of its human resources department, the products management and development director, the deputy chief financial officer, who is also the chief accountant, two deputy chief technical officers, the strategy marketing director and the sales director.

Agreements with the Management Board and Other Members of Senior Management

Members of Kyivstar’s management board and other senior management are party to employment agreements with Kyivstar. These employment agreements regulate the terms of management board members’ and other senior managers’ employment, including duties, salary, any bonus, non-competition and confidentiality arrangements and the grounds and procedure for termination of employment, in each case, in accordance with Kyivstar’s personnel policies.

General Provisions of the Senior Management’s Employment Agreements

Kyivstar generally uses standard forms of employment agreement for its management board and other members of senior management, with the exception of the employment agreement with Kyivstar’s president and chief executive officer, Igor Lytovchenko, as further described below. In addition to termination grounds provided by Ukrainian law, a number of employment agreements allow termination by Kyivstar if a manager is not competent to carry out his duties or if he fails to fulfill certain performance indicators established by Kyivstar for the position held or, in certain cases, if he causes Kyivstar to suffer losses in the amount exceeding the manager’s monthly salary. Each employment agreement may also be terminated by a manager at any time, subject to Ukrainian law requirements and mandatory notice periods (under Ukrainian law, a two weeks notice is generally required to be given prior to termination of an employment agreement, if such termination is sought by an employee).

Pursuant to the employment agreements, the compensation of each Kyivstar senior manager consists of a base salary and incentive payments. Base salaries are paid monthly in hryvnias and incentive payments are made quarterly and/or annually in hryvnias in accordance with set criteria that are based on the quarterly and/or annual achievements of each senior manager in carrying out his duties. Each agreement includes a confidentiality clause which remains in force for three years following termination, although, except as described below with respect to Mr. Lytovchenko, there are no provisions precluding members of the management board and the other senior managers from working for a competitor immediately after termination of their employment.

Agreements with Kyivstar’s Chief Executive Officer

On April 23, 2009, Mr. Lytovchenko entered into an employment agreement and an advisory agreement with Kyivstar. The employment agreement is effective until December 31, 2011, but may be terminated prior to expiration of its term at the discretion of Kyivstar’s general shareholders’ meeting, board of directors, as well as at Mr. Lytovchenko’s discretion or by mutual agreement of the parties. The agreement may be terminated immediately without any notice in the event Mr. Lytovchenko is dismissed by the board of directors for gross violation of Ukrainian law or his employment duties or with a two-week notice period, in case of other termination for cause by either party. Termination initiated by Mr. Lytovchenko on the grounds alternative to those set forth by Ukrainian law is subject to a three-month notice period, with a two-week notice period for terminations for cause. The employment agreement includes a three-year confidentiality provision and a non-competition provision that prevents him from working for a competitor for a six-month post-termination period following a voluntary departure, in case of termination as a result of expiration of its term or a mutual agreement of the parties, and for a twelve-month post-termination period in all other cases, unless otherwise approved by the board of directors. Mr. Lytovchenko’s compensation under his employment agreement consists of a base monthly salary and incentive payments payable in a similar manner to Kyivstar’s other senior management.

The advisory agreement will become effective when Mr. Lytovchenko’s employment agreement is terminated following Mr. Lytovchenko’s dismissal. Pursuant to the advisory agreement, Mr. Lytovchenko will advise Kyivstar in respect of its day-to-day and management operations. The compensation provisions of the advisory agreement consist of a fixed monthly payment equal to the salary amount established in Mr. Lytovchenko’s employment agreement. The advisory agreement includes the same confidentiality and non-competition provisions as the employment agreement, and both agreements are due to expire on December 31, 2011. The advisory agreement may be terminated at the discretion of either Kyivstar’s board of directors or Mr. Lytovchenko, in each case with a thirty-day prior notice, or by mutual agreement of the parties.

Executive Compensation

In 2009, Kyivstar paid or accrued compensation to its management board and other members of senior management in an aggregate amount of approximately UAH 72.7 million for services in all capacities provided to Kyivstar.

Kyivstar does not have any stock bonus or stock option plans for its management or other employees.

Board of Directors, Management Board and Other Members of Senior Management

Board of Directors

Kyivstar’s board of directors is composed of nine legal entities, each of which is represented by a designated individual. Information about the members of Kyivstar’s board of directors and their designated representatives is set forth below:

Name	Age	Position
Jan Edvard Thygesen	59	Representative of Telenor Mobile and Chairman
Thor Asbjørn Halvorsen	56	Representative of Telenor Ukraina I AS
Pål Wien Espen	45	Representative of Telenor Ukraina II AS
Gunn Margrethe Løgith Ringøen	59	Representative of Telenor Ukraina III AS
Trond Moe	47	Representative of Telenor Ukraina IVAS
Vadim V. Klymenko	33	Representative of Storm
Alexey A. Gavrilov	31	Representative of Storm-1 LLC
Alexander Y. Yesikov	47	Representative of Storm-2 LLC
Alexey E. Khudyakov	39	Representative of Storm-3 LLC

Jan Edvard Thygesen has represented Telenor Mobile on Kyivstar’s board of directors since January 2009 and currently serves as the chairman of the board of directors. Mr. Thygesen has served as an executive vice president of Telenor since 1999. Since January 2006, he has served as executive vice president and head of Telenor’s Central and Eastern European operations and has been a member of OJSC VimpelCom’s board of directors since June 2008. Since joining Telenor in 1970, Mr. Thygesen previously held various positions, including chief executive officer of Sonofon, chief executive officer of Telenor Nordic Mobile, executive vice president of Telenor Mobil AS, chief executive officer of Telenor Invest AS, executive vice president of Telenor Bedrift AS and chief executive officer of Telenor Networks AS. He also served as chief executive officer of Esat Digifone, Ireland. He is presently serving as chairman of the boards of directors of various Telenor affiliates, including Pannon GSM in Hungary, Promonte GSM in Montenegro and Telenor d.o.o. in Serbia. Mr. Thygesen holds a masters of science degree in electrical engineering and telecommunications from the Norwegian Institute of Technology.

Thor Asbjørn Halvorsen has represented Telenor Ukraina I AS on Kyivstar’s board of directors since January 2009. Mr. Halvorsen is also a senior vice president of Telenor, a chairman of the board of various Ukrainian subsidiaries of Telenor and a director of the board of Telenor International Centre AS. Since joining Telenor in 1995, Mr. Halvorsen has held various positions in Telenor and with affiliates of Telenor, GrameenPhone Ltd. in Bangladesh and Telenor Pakistan Ltd. Mr. Halvorsen holds a bachelors degree in electrical engineering from the Ostfold Engineering College and a masters of science degree in electrical engineering and computer science from the Norwegian Institute of Technology at University of Trondheim.

Pål Wien Espen has represented Telenor Ukraina II AS on Kyivstar’s board of directors since January 2009. Mr. Espen has been Telenor’s group general counsel since 1999. Mr. Espen holds a degree in law from the University of Oslo, together with studies in social science. Before he joined Telenor, Mr. Espen worked as an attorney at Bugge, Arentz-Hansen & Rasmussen, a Norwegian law firm, and served as a judge in Lilleström City Court.

Gunn Margrethe Løgith Ringøen has represented Telenor Ukraina III AS on Kyivstar’s board of directors since January 2009. Ms. Ringøen is also a senior business manager of Telenor, and a managing director and board member of various Ukrainian subsidiaries of Telenor. Since joining Telenor in 1996, Ms. Ringøen has held various positions, including financial controller of Telenor Privat AS, finance manager of Telenor Mobil AS and a chief financial officer of Promonte GSM in Montenegro. Ms. Ringøen holds a bachelors degree in economics from the Agder University College, a masters of science degree in business and economics from the BI Norwegian School of Management and a masters of business administration in management control from the Norwegian School of Economics and Business Administration.

Trond Moe has represented Telenor Ukraina IV AS on Kyivstar’s board of directors since January 2009. Mr. Moe has also served as Ukrainian country manager for Telenor since 2006, deputy chairman of the board of directors of East Europe Foundations since 2008, and as chief financial officer and deputy chief executive officer of Kyivstar from 2000 until 2006. Since joining Telenor in 1993, Mr. Moe has held various positions at Telenor and with Telenor affiliate, GrameenPhone, in Bangladesh. Mr. Moe holds a bachelors degree in business administration and economy from the Norwegian School of Business Administration and Economics and a masters degree in Russian language from the University of Oslo.

Vadim V. Klymenko has represented Storm on Kyivstar’s board of directors since December 2008 and has been the sole general director of Storm LLC from February 2006. Mr. Klymenko is also a sole director of various affiliates of Storm LLC. Before joining Storm LLC, Mr. Klymenko had been employed by Golden Telecom Ukraine, where he held various positions, including head of international carrier business and director of mergers & acquisitions, since 1998. Mr. Klymenko holds a bachelors degree in economics and a masters degree in international business from the Kyiv National University of Economics.

Alexey A. Gavrilov has represented Storm-1 LLC on Kyivstar’s board of directors since December 2008. Mr. Gavrilov has been a vice president of Altimo since 2005. Before joining Altimo, he was director for strategic planning at Golden Telecom. Mr. Gavrilov holds a bachelor’s degree and a Ph.D. in economics from the Finance Academy of the Government of the Russian Federation.

Alexander Y. Yesikov has represented Storm-2 LLC on Kyivstar’s board of directors since December 2008. Mr. Yesikov has been an adviser to the managing director of Altimo since January 2008. Prior to that, he was the managing director of Metrosvyaz, an Altimo subsidiary. Mr. Yesikov holds a diploma in engineering in applied physics from the Moscow Institute of Physics and Technology.

Alexey E. Khudyakov has represented Storm-3 LLC on Kyivstar’s board of directors since December 2008. Mr. Khudyakov has been a vice president of Altimo since 2004. He is also a director of Turkcell and chairman of the board of High River Gold Mines Ltd. Mr. Khudyakov holds a masters of science degree in applied mathematics from the Moscow Institute of Physics and Technology and a masters in business administration from INSEAD.

Management Board

The members of Kyivstar’s management board are as follows:

Name	Age	Position
Igor Lytovchenko	43	President and Chief Executive Officer
Andrew Simmons	51	Chief Financial Officer
Kjersti Wiklund	47	Chief Technical Officer

Igor Lytovchenko is one of the founders of Kyivstar and has been the president and chief executive officer of Kyivstar since 1997. Mr. Lytovchenko holds a masters degree in history from the Taras Shevchenko Kiev National University and a Ph.D. in economics from O.S. Popov Odesa National Communication Academy. Mr. Lytovchenko is a corresponding member of the Academy of Communications of Ukraine and the International Academy of Informatics, as well as a full member of the International Academy of Communications.

Andrew Simmons has been the chief financial officer of Kyivstar since June 2006. Prior to joining Kyivstar, Mr. Simmons worked in Russia, holding various senior positions at Pepsi-Cola in Moscow and St. Petersburg, primarily as finance director for the Northwest Russia operations. Mr. Simmons was subsequently the chief financial officer in a Russian food production and distribution company and the chief financial officer for a majority held investment of a major U.S. private equity firm. Prior to coming to Russia, Mr. Simmons worked for Ernst & Young as a business management consultant in England. A British citizen, Mr. Simmons is a professionally qualified member of the Chartered Institute of Management Accountants based in London and speaks Russian at an intermediate level.

Kjersti Wiklund has been the chief technical officer of Kyivstar since August 2009. Prior to joining Kyivstar, Ms. Wiklund served as chief technical officer of DiGi Telecommunications and was a member of the board at FAST. In addition, Ms. Wiklund held various management positions in Telenor. She holds a masters degree in business management from the Norwegian School of Management and a masters of science degree in electrical engineering from the Chalmers University of Technology.

The members of Kyivstar’s board and management board may be contacted at Kyivstar’s headquarters, which is located at 53 Degtyarivska Street, Kyiv 03113.

Other Senior Management

The other members of Kyivstar’s senior management are as follows:

Name	Position
Vladimir Zhmak	Advisor to the CEO
Andrey Osadchuk	Head of Legal and Regulatory Department
Olena Kropyvyanska	Head of Human Resources Department
Vitaliy Vorozhbyt	Products Management and Development Director
Lesya Samoilovich	Deputy Chief Financial Officer – Chief Accountant
Sergiy Klymov	Deputy Chief Technical Officer
Taras Parkhomenko	Strategy Marketing Director
Dmytriy Biloblotskiy	Sales Director
Oleksandr Dorofiy	Deputy Chief Technical Officer

Related Party Transactions

Kyivstar Shareholders Agreement

On January 30, 2004, Telenor, Storm and Kyivstar entered into the Kyivstar shareholders agreement. The Share Exchange Agreement provides that upon the successful completion of the Transactions, the Kyivstar shareholders agreement will be terminated. The Kyivstar shareholders agreement currently contains, among other things, provisions relating to the election of Kyivstar’s board of directors, the conduct of the board of directors and general shareholders’ meetings, and so called qualified majority provisions which specify the decisions of the board of directors requiring the votes of seven of the nine directors, including at least one director appointed by Storm, at any meeting of the board of directors at which a quorum is present.

Kyivstar’s board of directors consists of nine directors, five of whom are designated by Telenor and four of whom are designated by Storm. Under the Kyivstar shareholders agreement, upon the resignation or termination of the then current chairman of the board of directors, Telenor and Storm must cause the directors nominated by them to vote in favor of the election of a chairman of the board of directors who is one of the directors nominated by Telenor. In addition, upon the resignation or termination of the appointment of the then current president, Telenor and Storm must cause the directors nominated by them to vote in favor of the election of a president who has been nominated by Telenor.

Under the terms of Kyivstar’s charter, the chairman of the board of directors is to be elected by the vote of a simple majority of directors at a meeting of the board of directors at which a quorum is present, including at least one director from Storm. Under the Kyivstar shareholders agreement, the board of directors will have a quorum when there are six directors present, including at least one director from Storm. If one or more matters subject to the ‘qualified majority’ provisions in the Kyivstar shareholders agreement and the Kyivstar charter are to be determined at a meeting of the board of directors, then at least seven directors, including at least one director from Storm, are required to attend in order for a vote on such matters to be valid.

Under the terms of the Kyivstar shareholders agreement and the Kyivstar charter, certain decisions of the board of directors require a qualified majority of the votes cast at any meeting of the board of directors with a quorum present. For a description of such decisions, see “– Corporate Governance – Board of Directors.”

The Kyivstar shareholders agreement give existing shareholders preemption rights, exercisable pro rata in accordance with their existing holdings of shares, in respect of any issuance of new shares unrelated to an initial public offering. To the extent any shareholder fails to exercise its pre-emptive right in respect of any newly issued shares, the other shareholders are entitled to purchase their respective pro rata portion of such shares.

The Kyivstar shareholders agreement also provides for restrictions on disposal of any shares in Kyivstar held by Telenor or Storm, other than where such disposal is to an existing shareholder, any shareholder of that shareholder, anyone controlling that shareholder or any controlled affiliate of such shareholder or controlling person.

Where an existing shareholder receives an offer to purchase its shares prior to any initial public offering, the other shareholders benefit from rights of first refusal. Such rights require the selling party to offer the shares forming the subject of the proposed sale to the other shareholders at the same price and terms as those of the proposed sale, provided that the shareholders exercising such right of first refusal are required to exercise it in respect of all the shares as to which the existing shareholder has received the offer to purchase.

The Kyivstar shareholders agreement also includes a so-called drag along provision, which gives Telenor the right to require Storm to sell all its shares to any proposed transferee who has offered to purchase all of Telenor’s shares.

In addition to rights of first refusal and drag along rights, the Kyivstar shareholders agreement provides for tag along rights, whereby a selling party who wishes to complete a proposed transfer by virtue of which a proposed transferee would hold more than 50.0% of the voting share capital must cause such proposed transferee to offer to purchase all of the other shareholders’ shares at the same price and on the same terms as would apply to the selling party’s proposed transfer. A shareholder is further entitled to sell a pro rata portion of its shares to the person to whom another shareholder is selling its shares if, as a result of such sale, the proposed transferee would hold more than 15.0% of the issued share capital, but not more than 50.0% of voting shares.

The Kyivstar shareholders agreement states that transfers of shares made in violation of the foregoing rights of first refusal and tag along provisions will be void.

If an existing shareholder transfers to any person (other than to another existing shareholder, a shareholder of that person, anyone controlling that person and any affiliate of such shareholder or controlling person) an aggregate of more than 25.0% of Kyivstar’s voting shares, the transferee will become bound by the Kyivstar shareholders agreement. A selling party must give other shareholders 30 days prior written notice of any proposed transfer to a single person of more than 25.0% of Kyivstar’s voting shares. For as long as any transferee (other than an existing shareholder, a shareholder of that person, and any controlled affiliate of such shareholder or controlling person) holds 25.0% or less of the voting shares, that transferee will not be bound by the terms of the Kyivstar shareholders agreement.

The Kyivstar shareholders agreement also contains provisions relating to any credit transaction between Kyivstar or any of its controlled affiliates and an existing shareholder, any entity controlling it or a controlled affiliate of either. Unless the board of directors approves otherwise, any such person entering into a credit transaction with Kyivstar or any of its controlled affiliates must, within ten days of entry, offer Kyivstar, that affiliate and anyone else that Kyivstar designates the right to purchase the debt obligation incurred by Kyivstar or its controlled affiliate at the lesser of the fair market value and the contract value of such debt obligation. If the credit transaction remains in place and Kyivstar or its affiliate is an obligor, if at any time an existing shareholder, any entity controlling it or any of its controlled affiliates, seeks to take enforcement action or commence bankruptcy proceedings against Kyivstar or any of its controlled affiliate, it must give at least 90 days notice of its intention to do so and offer to Kyivstar, that affiliate and anyone else that Kyivstar designates, the right to purchase the debt obligation incurred by Kyivstar or its controlled affiliate at the lesser of the fair market value and the contract value thereof.

The Kyivstar shareholders agreement also imposes non-competition covenants on the existing shareholders and their affiliates, forbidding their engagement in the wireless mobile telecommunications business in Ukraine generally, other than through Kyivstar, or owning or controlling 5.0% or more of the voting stock in any legal person engaged in the wireless mobile telecommunications business in Ukraine, except with the prior written consent of the other shareholders and Kyivstar. The non-competition provision was the subject of an antitrust proceeding, as further discussed under “– Legal and Regulatory Proceedings – Antitrust Proceedings.”

The Kyivstar shareholders agreement will remain effective until the earlier of: (i) all parties’ written agreement to its termination; (ii) termination by a non breaching shareholder for material breach by the other; (iii) the date on which the existing shareholders and their affiliates cease to own more than 50.0% of the voting shares in Kyivstar; and (iv) the date on which there is only one remaining party other than Kyivstar. For a more complete discussion of the relevant provisions of Kyivstar’s charter, see “– Corporate Governance.”

Telenor and AT Consulting Limited General Services Agreements

On July 15, 2009, Kyivstar entered into general services agreements with each of Telenor and AT Consulting Limited, an affiliate of Storm, pursuant to which Telenor and AT Consulting Limited provide services related to telecommunications activities, including management advisory services, arranging for the participation of Kyivstar’s employees in meetings, seminars and forums, exchanging information, providing technical assistance and providing maintenance of network systems and equipment, industry information research and consulting, training of personnel and support for implementation of certain projects.

The maximum annual service fee under each agreement is the equivalent of US$5.0 million, net of any taxes, with a fixed monthly retainer of US$0.1 million, net of any taxes.

The agreements became effective on January 1, 2009. The general services agreement with Telenor was terminated by the parties without payment of a termination fee on November 4, 2009. The general services agreement with AT Consulting Limited was terminated by the parties without payment of a termination fee on November 4, 2009.

Telenor Services Agreements

On October 19, 2009, Kyivstar and Telenor entered into a services agreement pursuant to which Telenor provides assistance to Kyivstar in connection with the preparation of reports and presentations on the following issues: analysis of current spectrum utilization and future requirements; review of spectrum reframing options and possibilities; analysis of potential competitors, competitor 3G bid strategies, 3G license valuation, 3G license auction strategy and 3G equipment tender requirements; and preparation of Kyivstar’s 3G roll-out plan and capital and operating expenditures requirements.

The aggregate amount to be paid by Kyivstar for the services rendered under this agreement is US$1.2 million, including taxes. The agreement is effective until January 5, 2010.

Because the NCRC suspended its plans to hold a tender to auction one 3G license, as discussed under “– Regulation of Telecommunications in Ukraine – 3G License Tender,” on January 28, 2010, Kyivstar and Telenor entered into a new services agreement pursuant to which Telenor will provide services to Kyivstar in connection with the preparation of the updated (short-term) 3G roll-out plan for 2010 and (long-term) 3G roll-out plan for 2010-2022; capital and operating expenditures requirements; analysis of possible competitors’ valuations and competitor 3G bid strategies; and Kyivstar’s strategy for a future 3G auction.

The aggregate amount to be paid by Kyivstar for the services rendered under this agreement is US$1.2 million, including taxes. The agreement is effective until June 30, 2010.

On January 28, 2010, Kyivstar and Telenor entered into a services agreement pursuant to which Telenor will provide assistance and services to Kyivstar in connection with the preparation of surveys, reports and systemized information (in English) on Kyivstar’s business activities, financial condition and operations.

The aggregate amount to be paid by Kyivstar for the services rendered under this agreement is US$0.8 million, including taxes. The agreement is effective until March 15, 2010.

AT Consulting Limited Services Agreements

On October 6, 2009, Kyivstar and AT Consulting Limited entered into a services agreement pursuant to which AT Consulting Limited provides assistance to Kyivstar in connection with the preparation of reports and presentations on the following issues: detailed analysis of the mobile market and impact of macroeconomic crisis on market development, Kyivstar’s corporate and business strategy for 2010-2012 and marketing plans, including assessment of associated risk, and the development of annual risk assessments.

The aggregate amount to be paid by Kyivstar for the services rendered under this agreement is US$1.2 million, including taxes. The agreement is effective until January 5, 2010.

On January 28, 2010, Kyivstar and AT Consulting Limited entered into a services agreement pursuant to which AT Consulting Limited will provide services to Kyivstar in connection with the preparation of reports and presentations (in English) on the following issues: analysis of the mobile market during 2010, Kyivstar’s updated corporate strategy for 2010-2012, segment oriented strategies, fixed business strategy and development options and determination and assessment of risks.

The aggregate amount to be paid by Kyivstar for the services rendered under this agreement is US$1.2 million, including taxes. The agreement is effective until the June 30, 2010.

On January 28, 2010, Kyivstar and AT Consulting Limited entered into a services agreement pursuant to which AT Consulting Limited will provide services to Kyivstar related to the preparation of reports, surveys and systemized information (in English) on structure, business and operations.

The aggregate amount to be paid by Kyivstar for the services rendered under this agreement is US$3.9 million, including taxes. The agreement is effective until March 15, 2010.

Telenor Commission Agreements

On July 8, 2009, Kyivstar and Telenor entered into a commission agreement pursuant to which Kyivstar agreed to compensate Telenor for expenses borne by Telenor in connection with its verification services agreement with Ernst & Young Audit Services LLC. Under this verification services agreement, Ernst & Young Audit Services LLC provided various services, including verifying the accuracy of Kyivstar’s conversion of its financial statements prepared under Ukrainian statutory standards into the IFRS and identifying potential errors in, and conducting assessments of, the revenues, taxes, property, plants and equipment, inventories and cash reported by Kyivstar to Telenor for consolidation purposes. The fee paid to Telenor under this commission agreement was €7,266.28. In addition, Kyivstar reimbursed Telenor for its expenses incurred in connection with this commission agreement in the amount of €181,657.11. This commission agreement terminated in accordance with its terms on October 1, 2009.

On November, 10, 2009, Kyivstar and Telenor entered into a commission agreement pursuant to which Telenor will perform certain actions in its own name, but at the instruction and expense of Kyivstar, including notifying the members of Kyivstar’s corporate governance bodies of the date and location of meetings and arranging and paying for travel and accommodation related to their participation in such meetings. The fee payable to Telenor under this commission agreement is 0.1% of the amount of its expenses incurred in connection with rendering services under this commission agreement. In addition, Kyivstar is required to reimburse Telenor for its expenses incurred in connection with this commission agreement. This commission agreement will remain in effect until December 31, 2010.

On January 28, 2010, Kyivstar and Telenor entered into two commission agreements pursuant to which Kyivstar agreed to compensate Telenor for expenses borne by Telenor in connection with the services initially rendered to Kyivstar by PricewaterhouseCoopers (Norway) and PricewaterhouseCoopers (Ukraine), pursuant to the relevant services agreements with Telenor. PricewaterhouseCoopers (Norway) provided services related to an efficiency review of Kyivstar’s internal control department, as well as development and implementation of new internal control procedures for Kyivstar. PricewaterhouseCoopers (Ukraine) provided assistance to Kyivstar in connection with the improvement of existing internal control systems, budgeting methodology and financial closure processes. The fees payable to Telenor under these commission agreements are €10,253.0 and US$14,913.0, respectively. In addition, Kyivstar agreed to reimburse Telenor for its expenses incurred in connection with these commission agreements in the amounts of €1,025,292.0 and US$1,491,282.0, respectively. The commission agreements are effective until April 30, 2010.

Telenor Consult AS Management Services Agreement

Kyivstar and Telenor Consult AS, a wholly owned subsidiary of Telenor, entered into a management services agreement, dated December 16, 2003, setting forth terms applicable to Telenor personnel assuming management positions with Kyivstar for more than three months, as well as other personnel seconded to Kyivstar by Telenor. The personnel provided to Kyivstar under the agreement remain Telenor employees, although the results of their work remain Kyivstar’s property.

The management fee payable for services provided by Telenor executives is pre-agreed on a case-by-case basis for each individual executive. The agreement automatically terminates upon the earlier of the following: (i) Telenor ceases to be the major shareholder of Kyivstar, (ii) Kyivstar ceases to hold licenses required for the operation of all, or substantially all, of its business, or (iii) by notice by either party if the other party becomes insolvent or bankrupt or has materially breached the agreement. During 2007, 2008 and 2009, no services were performed under this agreement and no fees were incurred or paid by Kyivstar.

Djuice License Agreement

Kyivstar licenses its ‘djuice’ brand from Djuice AS, a wholly owned Telenor subsidiary, pursuant to a license agreement entered into between Kyivstar and Djuice AS. The license agreement, which was amended and restated on December 9, 2009, is effective for a period of three years and provides for automatic extension for another year unless either party terminates it in accordance with its terms. The agreement provides for an annual license fee of EUR 150,000 payable to Djuice AS on January 1 of each year. Upon the agreement’s termination, Kyivstar must discontinue its use of the ‘djuice’ brand within six months of the termination date.

Shareholder Loans

During 2007, 2008 and 2009, neither Telenor nor Storm provided any loans to Kyivstar.

Interconnection Agreements with Telenor Affiliates

Kyivstar has various interconnection, channel lease and roaming agreements with the following mobile operators that are Telenor affiliates: Telenor Global Services, Grameen Phone Limited (Bangladesh), Sonofon Denmark, PANNON GSM (Hungary), DiGi Telecommunications (Malaysia), ProMonte (Montenegro), Telenor Mobile AS, Telenor Pakistan (PAK) Ltd., Telenor Serbia, Telenor Sverige AB (Sweden) and DTAC (Thailand). The aggregate amount of interconnection, channel lease and roaming revenues received by Kyivstar from these Telenor affiliates was UAH 29.9 million for the year ended December 31, 2008, and UAH 27.2 million for the year ended December 31, 2009, with the major portion of the revenue of UAH 23.6 million for the year ended December 31, 2008, and UAH 18.1 million for the year ended December 31, 2009, originating from Telenor Global Services. The aggregate amount of interconnection, channel lease and roaming fees paid by Kyivstar to Telenor affiliates was UAH 7.2 million for the year ended December 31, 2008, and UAH 6.2 million for the year ended December 31, of 2009.

Interconnection Agreements with OJSC VimpelCom and its Affiliates

Kyivstar has various interconnection, channel lease and roaming agreements with OJSC VimpelCom and the following OJSC VimpelCom subsidiaries: LLC Sovintel (Russia), Golden Telecom Limited (Ukraine), URS (Ukraine), CJSC ArmenTel (Armenia), LLC Mobitel (Georgia), LLP KaR-Tel (Kazakhstan), LLC Unitel (Uzbekistan) and LLC TACOM (Tajikistan). The aggregate amount of interconnection, channel lease and roaming revenues received by Kyivstar from OJSC VimpelCom was UAH 14.5 million for the year ended December 31, 2008, and UAH 4.8 million for the year ended December 31, 2009, and the aggregate amount of interconnection, channel lease and roaming revenues received from OJSC VimpelCom subsidiaries was UAH 405.2 million for the year ended December 31, 2008, and UAH 470.9 million for the year ended December 31, 2009. The aggregate amount of interconnection, channel lease and roaming fees paid by Kyivstar to OJSC VimpelCom was UAH 16.7 million for the year ended December 31, 2008, and UAH 8.2 million for the year ended December 31, 2009, and the aggregate amount of interconnection, channel lease and roaming revenues paid to OJSC VimpelCom subsidiaries was UAH 163.3 million for the year ended December 31, 2008, and UAH 190.7 million for the year ended December 31, 2009.

Other Transactions with Telenor

On June 19, 2009, Kyivstar entered into a one-year agreement with LLC Miratech Corporation, a Telenor affiliate, regarding the outsourcing of IT professionals to Kyivstar. Kyivstar initially approved fees to Miratech in the amount of UAH 5.4 million (including VAT), of which UAH 332,590.21 has been paid through November 30, 2009, and Kyivstar intends to pay additional UAH 1,499,608 by June 2010. Payment provisions under this agreement provide for monthly payments in accordance with performed works.

Guarantees of Indebtedness

Since 2001, Kyivstar has paid Telenor and Storm guarantee fees under guarantees issued by them with respect to certain of Kyivstar’s debt obligations. The indebtedness to which such guarantees related has since been repaid. There have been no financial guarantees provided to or received by Kyivstar to or from any related party during 2007 and 2008 and 2009, except for the guarantee to be provided by CTF Holdings Limited, an affiliate of Storm, with respect to the Transactions.

Loans to Senior Management

Kyivstar has provided loans to three members of Kyivstar’s senior management: the deputy chief financial officer, the head of the legal and regulatory department and the advisor to the chief executive officer. As of December 31, 2009, the aggregate outstanding amount of such loans was approximately UAH 3.1 million. The loans are interest-free, unsecured and mature on January 1, 2011, July 4, 2014 and June 3, 2016, respectively. Each loan must be repaid on the earlier of the employee’s termination date and the maturity date of such loan. The loans may not be forgiven if the employee is terminated without cause and must be immediately repaid in full if the employee is terminated for any reason.

Other Relationships

As of December 31, 2008, Kyivstar had bank deposits of approximately US$188.6 million (approximately UAH 1,452.2 million at the exchange rate as of December 31, 2008) with Alfa Bank, an affiliate of Storm, bearing interest at rates varying from 10.0% to 36.0% per annum. As of December 31, 2009, Kyivstar had balances in deposit accounts at Alfa Bank of approximately US$19.8 million (approximately UAH 158.4 million at the exchange rate as of December 31, 2009) bearing interest rates varying from 8.0% to 19.0% per annum.

OJSC VIMPELCOM AND KYIVSTAR

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Unaudited Pro Forma Condensed Combined Financial Information

The following unaudited pro forma condensed combined financial information of VimpelCom Ltd. is being provided to give a better understanding of what VimpelCom Ltd.’s results of operations and financial position might have looked like had the pro forma adjustment transactions occurred on an earlier date. This information does not purport to indicate the results that actually would have been obtained had the pro forma adjustment transactions been completed on the dates indicated, nor does this information purport to indicate the results which may be realized in the future. You should not rely on the following information as being indicative of the historical results that OJSC VimpelCom and Kyivstar would have had or the future results that we will experience after actual completion of the Transactions.

The unaudited pro forma condensed combined financial information presents the combined statements of income of OJSC VimpelCom and Kyivstar (as further discussed below in Note 1 to the unaudited pro forma condensed combined financial information) as if the pro forma adjustment transactions had occurred as of January 1, 2009. The information is presented as if the Transactions closed on December 31, 2009, for purposes of the unaudited pro forma condensed combined balance sheet.

The unaudited pro forma condensed combined financial information does not include any historical data for VimpelCom Ltd. because it has not conducted any business during the periods presented.

The unaudited pro forma condensed combined financial information gives effect to the Transactions as transactions to be accounted for under the acquisition method of accounting in accordance with ASC 805, under which OJSC VimpelCom is deemed to acquire VimpelCom Ltd. for accounting purposes, and VimpelCom Ltd., as accounting successor to OJSC VimpelCom, is deemed to acquire Kyivstar. The unaudited pro forma condensed combined financial information is prepared in accordance with U.S. GAAP, is presented in U.S. dollars and has been derived from and should be read in conjunction with the OJSC VimpelCom Financial Statements, prepared in accordance with U.S. GAAP, the Kyivstar Financial Statements, prepared in accordance with IFRS, as issued by the IASB, and presented in Ukrainian hryvnia. The historical Kyivstar amounts reflected in the unaudited pro forma condensed combined financial information have been derived from the Kyivstar Financial Statements prepared under IFRS, as issued by the IASB, and reconciled to U.S. GAAP, as further discussed below in Note 1 to the unaudited pro forma condensed combined financial information.

The pro forma adjustments to the unaudited pro forma condensed combined financial information are limited to those that are (1) directly attributable to the pro forma adjustment transactions, (2) factually supportable, and (3) with respect to the statements of income, expected to have a continuing impact on the combined results. The unaudited pro forma condensed combined financial information does not reflect, for example:

•	any integration costs that may be incurred as a result of the implementation of our strategy;

•	any debt that may be incurred in connection with the Squeeze-out;

•	any synergies, operating efficiencies and cost savings that may result from implementation of our strategy;

•	any benefits that may be derived from our growth prospects; or

•	changes in rates for services or exchange rates subsequent to the dates of the unaudited pro forma condensed combined financial information.

We have not commenced or implemented any integration initiatives or actions with respect to either OJSC VimpelCom or Kyivstar. Accordingly, additional liabilities may be incurred in connection with the implementation of our strategy for the combined companies or the completion of the Transactions.

For purposes of the unaudited pro forma condensed combined financial information, we have assumed that all OJSC VimpelCom shareholders will participate fully in the Offers and will elect to receive DRs. If less than 100% of OJSC VimpelCom shares are tendered into the Offers, we will commence the Squeeze-out to acquire all remaining shares for cash, as described under “The Offers – Effects of the Offers and the Russian Squeeze-out Proceedings.” The total amount of cash required to acquire the remaining OJSC VimpelCom shares in the Squeeze-out could be approximately US$1,000.0 million, based on the assumptions and subject to the caveats discussed below in Note 3 to the unaudited pro forma condensed combined financial information.

Since the Kyivstar Share Exchange has not yet been completed, we have preliminarily estimated the fair value of Kyivstar’s identifiable assets and liabilities and contingent liabilities as of December 31, 2009, based on information available to us on December 31, 2009. We are not aware of any assets or liabilities that would need to be recognized in addition to those included in the unaudited pro forma balance sheet. The final estimated valuation for all assets, liabilities and contingent liabilities will be updated as of the Closing Date to reflect possible refinements in the valuation approach, as well as to take into account relevant factors, such as the time elapsing between December 31, 2009 and the Closing Date, changes in market conditions and new or additional information as it becomes available during this period.

Potential changes occurring between the date of this prospectus and the Closing Date that may impact the final estimates of the fair value of the identified assets, liabilities and contingent liabilities may relate, but are not limited, to the following areas:

•	Changes in exchange rates, changes in interest rates, and/or volatility in financial markets;

•	Changes in market conditions that would impact revenues and/or margins, changes in future expectations in terms of revenue growth or changes in margins, or new entrants to the market; and

•	Acquisitions and/or disposals of assets.

In the consolidated financial statements that will be prepared as of the Closing Date, Kyivstar’s identifiable assets, liabilities and contingent liabilities will be recognized at fair value, and any excess of the cost of the acquisition over the net fair value of the identifiable assets, liabilities and contingent liabilities will be recognized as goodwill.

VimpelCom Ltd.

Unaudited Pro Forma Condensed Combined Statement of Income

For the Year Ended December 31, 2009

	Historical OJSC VimpelCom	Historical Kyivstar	Pro Forma Adjustments		Pro Forma Condensed Combined
	Amounts in accordance with U.S. GAAP
	(US$ in thousands, except per share amounts)

Operating revenues	8,710,562	1,488,651	(120,786)	[b],[c]	10,078,427
Revenue based tax	(7,660)	—	—		(7,660)

Net operating revenue	8,702,902	1,488,651	(120,786)		10,070,767

Operating expenses:
Service costs	1,989,120	267,216	(86,707)	[c]	2,169,629
Selling, general and administrative expenses	2,389,998	390,104	—		2,780,102
Depreciation and amortization	1,694,167	225,370	327,630	[b]	2,247,167
Impairment loss	—	26,606	—		26,606
Provision for doubtful accounts	51,262	4,065	—		55,327

Total operating expenses	6,124,547	913,361	240,923		7,278,831

Operating income	2,578,355	575,290	(361,709)		2,791,936
Other income and expenses:
Interest income	51,714	68,624	—		120,338
Net foreign exchange (loss)/gain	(411,300)	(5,775)	—		(417,075)
Interest expense	(598,531)	(4,976)	—		(603,507)
Other (expenses)/income, net	(67,877)	(7,269)	—		(75,146)

Total other income and expenses	(1,025,994)	50,604	—		(975,390)

Income before income taxes	1,522,361	625,894	(361,709)		1,816,546
Income tax expense (benefit)	435,030	159,325	(90,427)	[b]	503,928

Net income	1,117,331	466,569	(271,282)		1,312,618

Net income attributable to noncontrolling interest	(4,499)	—	—		(4,499)

Net income (loss) attributable to VimpelCom Ltd.	1,121,830	466,569	(271,282)		1,317,117

Basic EPS:
Net income attributable to VimpelCom Ltd. per share	21.71	—	—		19.70
Weighted average common shares outstanding (thousand)	50,647	—	15,083		65,730
Net income attributable to VimpelCom Ltd. per DR equivalent	1.09	—	—		0.98

Diluted EPS:
Net income attributable to VimpelCom Ltd. per share	21.69	—	—		19.69
Weighted average diluted shares (thousand)	50,678	—	15,083		65,761
Net income attributable to VimpelCom Ltd. per DR equivalent	1.08	—	—		0.98

VimpelCom Ltd.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of December 31, 2009

	Historical OJSC VimpelCom	Historical Kyivstar	Pro Forma Adjustments		Pro Forma Condensed Combined
	Amounts in accordance with U.S. GAAP
	(US$ in thousands)
ASSETS
Current assets:
Cash and cash equivalents	1,446,949	151,678	—		1,598,627
Trade accounts receivable, net of allowance for doubtful accounts	392,365	64,742	—		457,107
Deferred income taxes	91,493	29,443	—		120,936
Due from related parties	249,631	9,908	(5,531)	[c]	254,008
Other current assets	786,170	131,928	—		918,098

Total current assets	2,966,608	387,699	(5,531)		3,348,776

Property and equipment, net	5,561,569	784,266	249,819	[a]	6,595,654
Goodwill	3,284,293	—	2,805,406	[a]	6,089,699
Other intangible assets, net	1,242,962	26,886	1,422,739	[a]	2,692,587
Software, net	448,255	108,524	83,582	[a]	640,361
Other assets	1,228,854	24,044	—		1,252,898

Total assets	14,732,541	1,331,419	4,556,015		20,619,975

Liabilities, redeemable noncontrolling interest and equity
Current liabilities:
Accounts payable	545,690	69,208			614,898
Due to related parties	9,211	2,031	(5,531)	[c]	5,711
Accrued liabilities	429,034	26,937	—		455,971
Taxes payable	212,767	16,860	—		229,627
Customer advances and deposits	404,507	94,075	(28,583)	[a]	469,999
Short-term debt	1,813,141	87	—		1,813,228

Total current liabilities	3,414,350	209,198	(34,114)		3,589,434

Deferred income taxes	596,472	—	446,181	[a]	1,042,653
Long-term debt	5,539,906	6,415	—		5,546,321
Other non-current liabilities	164,636	6,320	—		170,956
Commitments, contingencies and uncertainties	—	—	—		—
Redeemable noncontrolling interest	508,668				508,668
Shareholders’ equity
Share capital	920,328	82,268	(82,268)	[a]	6,173,762
			5,253,434	[a]
Retained earnings and accumulated other comprehensive income	3,586,215	1,027,218	(1,027,218)	[a]	3,586,215

Total VimpelCom Ltd. shareholders’ equity	4,506,543	1,109,486	4,143,948		9,759,977

Noncontrolling interest	1,966	—	—		1,966

Total equity	4,508,509	1,109,486	4,143,948		9,761,943

Total liabilities, redeemable noncontrolling interest and equity	14,732,541	1,331,419	4,556,015		20,619,975

Note 1 – Basis of Pro Forma Presentation

The unaudited pro forma condensed combined statement of income for VimpelCom Ltd. is presented for the year ended December 31, 2009. An unaudited pro forma condensed combined balance sheet for VimpelCom Ltd. is presented as of December 31, 2009. The unaudited pro forma condensed combined financial information does not include any data for VimpelCom Ltd. because it has not conducted any business during the period presented.

The unaudited pro forma condensed combined financial information is presented in accordance with U.S. GAAP. The historical financial statements of OJSC VimpelCom are prepared in accordance with U.S. GAAP and presented in U.S. dollars, while the historical financial statements of Kyivstar are prepared in accordance with IFRS, as issued by the IASB, and presented in Ukrainian hryvnia. For the purpose of the unaudited pro forma condensed combined financial information, Kyivstar’s financial statements have been reconciled to U.S. GAAP and a U.S. dollar presentation. This reconciliation has not been audited. The differences between Kyivstar’s historical financial statements and the Kyivstar column in the unaudited pro forma condensed combined financial information relate to:

(a)	The change in the reporting currency from Ukrainian hryvnia to U.S. dollars (Kyivstar’s historical statement of income has been translated into U.S. dollars using average exchange rates and Kyivstar’s balance sheet as of December 31, 2009, has been translated into U.S. dollars using the exchange rate prevailing on the balance sheet date (UAH 7.98 per US$1.00));

(b)	Certain reclassifications to align the classification of assets and liabilities with U.S. GAAP requirements, including reclassification from non-current to current liabilities and assets; and

(c)	Differences between U.S. GAAP and IFRS associated with the reversal of impairment losses, the determination of discount rates for pension plans, the treatment of certain costs, and the tax effects associated with these differences. The impact of these differences on the unaudited pro forma condensed combined statements of income and balance sheet are as follows (amounts in thousands of U.S. dollars):

Historical Captions	Year Ended December 31, 2009	Pro Forma Captions
Cost of materials and traffic charges	(1,400)	Service costs
Salaries and personnel costs	461	Selling, general and administrative expenses
Impairment loss reversal (increase in expense)	11,630	Impairment loss
Income tax expense (decrease)	(2,673)	Income tax expense (benefit)

Historical Captions	As of December 31, 2009	Pro Forma Captions
Deferred expenses (decrease)	(8,528)	Other current assets
Employee benefit liability current (decrease)	6	Due to related parties
Employee benefit liability increase	(1,028)	Other non-current liabilities
Property and equipment, net (decrease)	(11,352)	Property and equipment, net
Deferred tax decrease	5,226	Deferred income taxes – current and non-current

Net equity (decrease)	15,676

The unaudited pro forma condensed combined financial information gives effect to the Kyivstar Share Exchange using the acquisition method of accounting in accordance with ASC 805, which OJSC VimpelCom adopted on January 1, 2009. For accounting purposes, VimpelCom Ltd., as accounting successor to OJSC VimpelCom, is deemed to acquire Kyivstar. In a transaction in which the consideration is not in the form of cash, the acquisition consideration (which is equivalent to the purchase price) is measured based on the fair value of the consideration given or the fair value of the assets (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measurable. The acquisition method of accounting uses the fair value concepts defined in ASC 820, Fair Value Measurements and Disclosures, which OJSC VimpelCom adopted on January 1, 2009. ASC 805 requires, among other things, that most assets acquired and liabilities assumed be recognized at their acquisition date fair values and that the fair value of intangibles are recognized regardless of their intended use. In addition, ASC 805 establishes that the consideration transferred be measured at the closing date of the acquisition at the then-current market price. This particular requirement may result in the final consideration being valued differently from the amount reflected in these unaudited pro forma condensed combined financial statements. See Note 2 to the unaudited pro forma condensed combined financial information for the estimate of the value of the consideration expected to be transferred in the Transactions.

Since the Kyivstar Share Exchange has not yet been completed, we have preliminarily estimated the fair value of Kyivstar’s identifiable assets and liabilities and contingent liabilities of Kyivstar as of December 31, 2009, based on information available to us on December 31, 2009. We are not aware of any assets or liabilities that would need to be recognized in addition to those included in the unaudited pro forma balance sheet. The final estimated valuation for all assets, liabilities and contingent liabilities will be updated as of the Closing Date to reflect possible refinements in the valuation approach, as well as to take into account relevant factors, such as the time elapsing between December 31, 2009 and the Closing Date, changes in market conditions and new or additional information as it becomes available during this period.

Potential changes occurring between the date of this prospectus and the Closing Date that may impact the final estimates of the fair value of the identified assets, liabilities and contingent liabilities may relate, but are not limited, to the following areas:

•	Changes in exchange rates, changes in interest rates, and/or volatility in financial markets;

•	Changes in market conditions that would impact revenues and/or margins, changes in future expectations in terms of revenue growth or changes in margins, or new entrants to the market; and

•	Acquisitions and/or disposals of assets.

In the consolidated financial statements that will be prepared as of the Closing Date, Kyivstar’s identifiable assets, liabilities and contingent liabilities will be recognized at fair value, and any excess of the cost of the acquisition over the net fair value of the identifiable assets, liabilities and contingent liabilities will be recognized as goodwill.

No amounts have been included in the pro forma purchase price allocation for estimated costs to be incurred to achieve savings or other benefits of the Transactions. Similarly, the unaudited pro forma condensed combined financial information does not reflect any cost savings or other benefits that may be obtained through synergies among the operations of OJSC VimpelCom and Kyivstar.

No acquisition related transaction costs, including advisory and legal fees, which are directly attributable to the pending transaction have been recognized in the unaudited pro forma condensed combined financial information.

When presenting earnings per share amounts in the unaudited pro forma condensed combined statements of income for the unaudited combined results, we have assumed that all OJSC VimpelCom shareholders will participate fully in the Offers and will receive only DRs as consideration in order to determine the estimated total number of VimpelCom Ltd.’s issued and outstanding shares.

Note 2 – Description of the Pro Forma Adjustment Transactions

In the Share Exchange Agreement, the Telenor Parties and the Alfa Parties have agreed to restructure their ownership interests in Kyivstar and OJSC VimpelCom by contributing such interests to VimpelCom Ltd., or to VimpelCom Holdings, which will become a wholly owned subsidiary of VimpelCom Ltd. upon completion of the Transactions. The parties have agreed that immediately upon completion of the Offers, the parties will cause the following actions to occur in furtherance of the Kyivstar Share Exchange:

•	the Alfa Parties will contribute to VimpelCom Holdings 99.99% of their ownership interests in Storm, which in turn owns 43.5% of Kyivstar’s outstanding shares, in exchange for 6,557,635 VimpelCom

Holdings common shares, and to VimpelCom Ltd. 0.01% of their ownership interests in Storm in exchange for 13,120 VimpelCom Ltd. common shares. The Alfa Parties will then transfer their VimpelCom Holdings common shares to VimpelCom Ltd. in exchange for 131,152,700 VimpelCom Ltd. common shares; and

•

the Telenor Parties will contribute their Kyivstar shares to VimpelCom Holdings in exchange for 8,524,363 VimpelCom Holdings shares. The Telenor Parties will then transfer their VimpelCom Holdings shares to VimpelCom Ltd. in exchange for 170,487,260 VimpelCom Ltd. common shares.

VimpelCom Ltd. will own one share of OJSC VimpelCom, approximately 0.01% of Kyivstar (indirectly) and 100% of VimpelCom Amsterdam, which in turn will own 100% of VimpelCom Holdings, which in turn will own 100% minus one share of OJSC VimpelCom and approximately 99.99% of Kyivstar. Following the successful completion of the Offers and the Squeeze-out, the existing shareholders of Kyivstar and the existing shareholders of OJSC VimpelCom who elect to receive DRs, including the Alfa Parties and the Telenor Parties, will own 100% of OJSC VimpelCom and Kyivstar through their ownership of all of VimpelCom Ltd.’s outstanding shares.

The preliminary fair value of the Kyivstar Share Exchange is estimated as the market capitalization of OJSC VimpelCom divided by an agreed upon equity conversion ratio of 1:3.4. For the purpose of this pro forma adjustment, OJSC VimpelCom’s market capitalization is calculated as the number of outstanding OJSC VimpelCom common shares as of December 31, 2009 (the most recent balance sheet date) multiplied by the ADS conversion factor (20 OJSC VimpelCom ADSs to 1 OJSC VimpelCom common share) multiplied by the quoted market price of an OJSC VimpelCom ADS as of March 23, 2010 (the most recently available date for the pro forma adjustment calculation), which is US$17.61. The Kyivstar Share Exchange does not attribute any value to the OJSC VimpelCom preferred shares in determining OJSC VimpelCom’s market capitalization for the purposes of this calculation.

The following is an example of the calculation of the consideration for Kyivstar (US$ and number of shares in thousands):

OJSC VimpelCom issued and outstanding common shares		50,715
Shares to ADS conversion ratio (20 to 1)		20

OJSC VimpelCom ADS outstanding		1,014,292
OJSC VimpelCom ADS price		17.61

		17,861,675
OJSC VimpelCom to Kyivstar exchange ratio (1 to 3.4)		0.2941

Kyivstar Purchase Price	US$	5,253,434

The Kyivstar purchase price is sensitive to changes in the market price of OJSC VimpelCom ADSs. Each 10.0% change (increase or decrease) in the OJSC VimpelCom market ADS price on the Closing Date (from US$17.61, the market price used above) would impact the Kyivstar consideration by US$525,343.4 thousand.

For illustrative purposes only, we have prepared a sensitivity analysis using a hypothetical 40.0% change in the market price of the OJSC VimpelCom ADSs from the price used in the calculation above. If the market price of the OJSC VimpelCom ADSs decreased by 40.0% to US$10.57, the Kyivstar purchase price would be US$3,152,060.2 thousand. If the market price of the OJSC VimpelCom ADSs increased by 40.0% to US$24.65, the Kyivstar purchase price would be US$7,354,807.2 thousand.

Based on these possible outcomes and the preliminary valuation of Kyivstar’s assets and liabilities, the differences between these outcomes and the Kyivstar purchase price calculated above would be recorded as an adjustment to goodwill. The historical market price of the OJSC VimpelCom ADSs is not indicative of the future market price. The sensitivity analysis has been prepared for illustrative purposes only and actual results could differ materially.

Note 3 – VimpelCom Ltd. Sensitivity Analysis of the Offers

VimpelCom Ltd. is offering to acquire all, and in any event more than 95.0%, of OJSC VimpelCom’s outstanding shares, including OJSC VimpelCom common shares represented by OJSC VimpelCom ADSs. For purposes of the unaudited pro forma condensed combined financial information, we have assumed that all OJSC VimpelCom shareholders will participate fully in the Offers and will elect to receive DRs. If less than 100% of OJSC VimpelCom shares are tendered into the Offers, we will commence the Squeeze-out to acquire all remaining shares for cash, as described under “The Offers – Effects of the Offers and the Russian Squeeze-out Proceedings.” If only 95.0% (plus one share) of the OJSC VimpelCom shares are tendered into the Offers, the minimum amount possible to satisfy the minimum acceptance condition, we estimate that the total amount of cash required to acquire the remaining 2,885,381 OJSC VimpelCom shares in the Squeeze-out would be US$1,016,231.2 thousand, based on the following assumptions:

•

the cash consideration paid to the remaining OJSC VimpelCom shareholders in the Squeeze-out is equal to US$17.61, the closing market price on the NYSE of an OJSC VimpelCom ADS on March 23, 2010 (the most recently available date for the pro forma adjustment calculation); and

•	the total number of outstanding OJSC VimpelCom shares is equal to the number of shares outstanding on December 31, 2009, as reported by OJSC VimpelCom.

This information is provided for illustrative purposes only. The actual shares tendered in the Offers could be between 95.0% (plus one share) and 100% of OJSC VimpelCom’s outstanding shares. If VimpelCom Ltd. undertakes the Squeeze-out, the financial statements would be impacted by the debt and related interest effect of any financing used to acquire the remaining shares, and acquiring less than 100% of OJSC VimpelCom’s shares in the Offers would reduce the total number of VimpelCom Ltd.’s outstanding shares proportionally.

Note 4 – Kyivstar Pro Forma Adjustments

[a] Preliminary purchase accounting has been applied to the pro forma condensed combined balance sheet as of December 31, 2009, as if the Kyivstar Share Exchange occurred at that date. The pro forma adjustment represents preliminary fair value adjustments to the assets and liabilities deemed acquired. The preliminary fair value allocation has been performed based on assessments of information available as of the date of this prospectus. The assessment of fair value adjustments will be reassessed and updated as necessary, and recognized in our financial statements as of the Closing Date in accordance with ASC 805.

The following is a summary of the various methods used to value the Kyivstar assets purchased. Property and equipment and software have been valued primarily by using the cost method. Mobile licenses have been valued using the Greenfield and market methods. Customer relationships have been valued using the multi-period excess earnings method. Trademarks have been valued primarily using the relief-from-royalty method.

Intangible Assets and Software

Preliminary fair values, fair value adjustments (amounts in thousands of U.S. dollars) as of December 31, 2009, and estimated remaining useful lives (referred to in this section as RUL), in years, are estimated as follows:

	Fair Value	RUL
Mobile licenses	276,190	15
Trademarks	213,033	15
Customer relationships	960,401	7-15
Software	192,105	2-6

Total fair value intangible assets	1,641,729
Less total book value of intangible assets	(135,409)

Adjustments to intangible assets including software	1,506,320

The deferred tax liability effects related to the adjustments are estimated at US$376,580.0 thousand using a 25.0% statutory tax rate.

Property and Equipment

Preliminary fair values, fair value adjustments (amounts in thousands of U.S. dollars) as of December 31, 2009, and RUL, in years, are estimated as follows:

Total fair value of property and equipment	1,034,085	2-25
Less total book value of property and equipment	(784,266)

Adjustment to property and equipment	249,819

The deferred tax liability effect related to the adjustment is estimated at US$62,454.8 thousand using a 25.0% statutory tax rate.

Deferred Revenue

The estimated fair value of the contractual obligation to perform services in the future related to amounts recognized as customer advances and deposits in the historical balance sheet of Kyivstar and is estimated to be US$48,424.2 thousand as of December 31, 2009. The performance obligation relates to unused time on prepaid scratch cards. As of December 31, 2009, the amount recognized in customer advances and deposits in Kyivstar’s historical balance sheet was US$77,007.4 thousand. This balance also included deferred connection and set-up services for which no future service obligation exists. Therefore, a pro forma adjustment of US$28,583.2 thousand was made to the unaudited pro forma balance sheet to adjust the recorded amount (US$77,007.4 thousand) to the estimated fair value (US$48,424.2 thousand) as of December 31, 2009. The deferred tax effect, using a statutory tax rate of 25.0%, was US$7,145.8 thousand.

Goodwill

The preliminary purchase price is allocated to the estimated fair value of identifiable assets, assumed liabilities and goodwill as follows (amounts in thousands of U.S. dollars):

Fair value of consideration of Kyivstar Share Exchange		5,253,434
Less book value of net assets as of December 31, 2009		(1,109,486)

		4,143,948
Preliminary adjustments to the fair values of:
Property and equipment	249,819
Intangible assets	1,422,739
Software, net	83,582
Customer advances and deposits	28,583

Fair value adjustments applied to identified assets	1,784,723
Less non-current deferred tax applied at 25.0%	(446,181)

Total fair value adjustments, net of tax effect		(1,338,542)

Goodwill		2,805,406

The book value of net assets in the table above of US$1,109,486 thousand has been adjusted against Kyivstar’s share capital of US$82,268 thousand and retained earnings and accumulated other comprehensive income of US$1,027,218.

[b] Preliminary purchase accounting has been applied to the unaudited pro forma condensed combined statement of income for the year ended December 31, 2009, as if the Kyivstar Share Exchange had occurred at January 1, 2009. Kyivstar financial information in Ukrainian hryvnia has been translated to U.S. dollars applying an average exchange rate of UAH 7.79 per U.S. dollar for the year ended December 31, 2009. As required by ASC 805 related to the purchase accounting in connection with the Kyivstar Share Exchange, pro forma adjustments have been made to reflect additional depreciation and amortization as follows (amounts in thousands of U.S. dollars):

Year Ended December 31, 2009
Depreciation	(58,443)
Amortization	(269,187)
Income tax benefit	81,908

The statutory income tax rate of 25.0% has been applied to the pro forma adjustments noted above. We did not identify intangibles with indefinite useful life except for goodwill.

A portion of the customer relationships will be amortized using the declining balance method over 9 and 8 years for contract and prepaid customers, respectively. The estimated amortization charge for the next five years is as follows (amounts in thousands of U.S. dollars):

Year	Amount
2010	135,387
2011	100,049
2012	74,030
2013	54,847
2014	40,687

As discussed in Note 1, the valuation of intangible assets and property and equipment is not finalized and the estimated fair value may change, which would impact amortization and depreciation expense in the unaudited pro forma condensed combined statement of income. For illustrative purposes only, a 10.0% change in the estimated fair value of the intangible assets would have an impact on the amortization expense of US$32,267.7 thousand for the year ended December 31, 2009. Additionally, a 10.0% change in the estimated fair value of the property and equipment would have an impact on the depreciation expense of US$23,032.4 thousand for the year ended December 31, 2009.

The estimated remaining useful lives for intangible assets and equipment are based on a preliminary evaluation of the assets being acquired. As further evaluation of the property and equipment acquired is performed, there could be changes in the estimated remaining useful lives. To demonstrate the sensitivity of the pro forma depreciation and amortization expense to changes in the estimated remaining useful lives, and/or estimated amortization rates, the following table shows the impact of a hypothetical 10.0% increase or decrease in the estimated remaining useful life for property and equipment and estimated amortization rates for intangible assets for the year ended December 31, 2009 (amounts in thousands of U.S. dollars):

Property and Equipment Increase (decrease) in depreciation expense	Year Ended December 31, 2009
10.0% increase in estimated remaining useful lives	(16,868)
10.0% decrease in estimated remaining useful lives	20,418

Intangible Assets Increase (decrease) in amortization expense
10.0% increase in estimated amortization rates	(28,669)
10.0% decrease in estimated amortization rates	30,864

This sensitivity analysis is provided for illustrative purposes only. The actual change in estimated remaining useful lives, if any, could be materially different.

The adjustment to operating revenue reflects the reversal of deferred revenue recognized by Kyivstar for which VimpelCom Ltd. has no further contractual performance obligation as of January 1, 2009. These deferred amounts had been recognized in Kyivstar’s historical statements of income for the year ended December 31, 2009. The following table shows the effects of reversing these amounts, including an applied statutory tax rate with respect to the Kyivstar adjustments of 25.0% (amounts in thousands of U.S. dollars):

Year Ended December 31, 2009
Operating revenues	(34,078)
Income tax benefit	8,520

[c] The pro forma adjustment reflects elimination of intercompany transactions between Kyivstar and OJSC VimpelCom (amounts in thousands of U.S. dollars):

Statement of income, for the year ended December 31, 2009:
Operating revenues	(86,707)
Service costs	(86,707)

Balance sheet as of December 31, 2009:
Due from related parties	(5,531)
Due to related parties	(5,531)

SHARE CAPITAL, CORPORATE GOVERNANCE AND SHAREHOLDERS RIGHTS

The following is a summary of the material provisions of Bermuda law and our restated bye-laws that will come into effect on or prior to the Closing Date.

General

Our registered name is VimpelCom Ltd. We are an exempted company limited by shares registered under the Companies Act 1981 of Bermuda on June 5, 2009, and our registered office is located at Victoria Place, 31 Victoria Street, Hamilton HM 10, Bermuda. Our registration number with the Registrar of Companies in Bermuda is 43271. Our headquarters are located at Strawinskylaan 3051, 1077 ZX, Amsterdam, the Netherlands, and our business telephone number is +31 20 301 2240. We are registered with the Dutch Trade Register (registration number 34374835) as a company formally registered abroad (formeel buitenlandse kapitaalvennootschap), as this term is referred to in the Dutch Companies Formally Registered Abroad Act (Wet op de formeel buitenlandse vennootschappen), which means that we are deemed a Dutch resident company for tax purposes in accordance with applicable Dutch tax regulations.

We currently have outstanding share capital of 26,000,200 ordinary shares, 13,000,100 of which are held by each of Altimo and Telenor East Invest. Prior to the completion of the Offers, we will reclassify our share capital to create a class of common shares and a class of convertible preferred shares. Following our reclassification, we will have 2,000,000,000 authorized common shares, of which a maximum of 1,025,620,440 common shares will be issued in the Offers (assuming that the number of outstanding OJSC VimpelCom common shares acquired in the Offers is the same as the number of shares reported by OJSC VimpelCom as of December 31, 2009) and 301,639,960 common shares will be issued to Altimo and Telenor in the Kyivstar Share Exchange, and 128,532,000 authorized convertible preferred shares, all of which will be issued in the Offers. On the Closing Date, we intend to repurchase all outstanding ordinary shares at their issue price and cancel them.

Our restated bye-laws are split into two distinct sets of bye-laws: Section A and Section B. For as long as the Shareholders Agreement is in effect, the bye-laws contained in Section A will constitute our bye-laws to the exclusion of the bye-laws contained in Section B, which will automatically come into effect if and when the Shareholders Agreement is terminated in accordance with its terms. The summary below describes the material provisions of the bye-laws contained in Section A. The differences between the summary below and the material provisions of the bye-laws contained in Section B is discussed below under “– Differences between the Section A Bye-laws and the Section B Bye-laws.”

Share Capital

Our authorized share capital is divided into common shares, convertible preferred shares and ordinary shares.

Subject to our restated bye-laws and to any shareholders’ resolution to the contrary, and without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, our supervisory board has the power to issue any unissued shares on such terms and conditions as it may determine.

Further, subject to the provisions of Bermuda law, any of our convertible preferred shares may be issued or converted into shares that (at a determinable date or at our option or the holder’s option) are liable to be redeemed on such terms and in such manner as may be determined by the supervisory board before the issue or conversion.

We may purchase our own shares for cancellation or acquire them as treasury shares in accordance with Bermuda law on such terms as the supervisory board may determine.

Common Shares

The holders of common shares (and holders of common DRs, each representing one common share) are, subject to our restated bye-laws and Bermuda law, generally entitled to enjoy all the rights attaching to common shares.

Convertible Preferred Shares

The holders of convertible preferred shares (and holders of preferred DRs, each representing one convertible preferred share) are, subject to our restated bye-laws and Bermuda law, entitled to convert their convertible preferred shares, at their option, at any time (a) after the date which is two years and six calendar months after the date of issue of the relevant convertible preferred shares but before the date which is five years after such date of issue and (b) during the period between the date on which a mandatory offer (as further discussed under “– Mandatory Offer”) is announced and the final business day such offer is open for acceptance, in each case, in whole or in part, into common shares on the basis of one common share for one convertible preferred share. Upon conversion, the converting shareholder must pay to us a conversion premium per share equal to the greater of (a) the closing mid market price of our common DRs on the NYSE on the date of the conversion notice, and (b) the 30 day volume weighted average price on the NYSE of our common DRs on the date of the conversion notice. The holders of convertible preferred shares have the same voting rights as the holders of common shares.

Supervisory Board and Management Board

VimpelCom Ltd. is governed by a supervisory board, which delegates management of VimpelCom Ltd. to the management board. The management board consists of the CEO and other senior executives. The CEO has exclusive authority, among other things, to identify, negotiate and propose to the supervisory board M&A transactions and identify and recommend our senior executives to the supervisory board for the supervisory board’s ratification.

The supervisory board consists of nine members, three of whom are nominated by the Alfa Shareholders, three of whom are nominated by the Telenor Shareholders, and three of whom are independent and unaffiliated with either the Alfa Parties or the Telenor Parties.

Nomination of Directors

All directors are appointed at, and hold office from, each annual general meeting to the next annual general meeting.

Nominated directors are nominated to the supervisory board as follows: at least 40 days (excluding the day on which the notice is given or served, or deemed to be given or served, and the day for which it is given or on which it is to take effect) (referred to in this prospectus as clear days) prior to each annual general meeting of shareholders, the Alfa Shareholders and the Telenor Shareholders each will nominate three candidates to become their director nominees for the supervisory board. Persons so nominated shall be put forward by the nominating and corporate governance committee to the supervisory board (referred to in this prospectus as the nominating committee) and shall be proposed by the supervisory board for election as directors by the shareholders at the annual general meeting in question. The supervisory board has no discretion to refuse to put forward for election any candidate so nominated.

Unaffiliated directors are nominated to the supervisory board as follows: at least six months prior to each annual general meeting of shareholders the supervisory board must notify the Alfa Shareholders and the Telenor Shareholders of the nominating committee’s intention to select candidates to become the three unaffiliated directors. If so proposed by at least two of the nominated directors appointed by each of the Alfa Shareholders and the Telenor Shareholders, the supervisory board’s nominating committee may recommend that the three then-serving unaffiliated directors serve another term as a director. If the nominating committee has not received such a proposal, the nominating committee will select an internationally recognized executive search firm to identify and propose ten individuals who meet the requirements described below for unaffiliated directors to become the three unaffiliated director candidates.

Each item listed below is a requirement for unaffiliated director candidates selected by the search consultant who will be presented to the nominating committee:

•	unaffiliated with either the Alfa Parties or the Telenor Parties;

•	fluent in English;

•	able and willing to travel to attend supervisory board meetings on a regular basis;

•	able and willing to serve on the nominating committee, the audit committee, the compensation committee and any other committees of the supervisory board;

•	able and willing to serve as chairman of the supervisory board;

•	experience in telecommunications is a plus, but not a requirement; and

•

up to and until the end of the first fiscal year in which we derive more than 33.0% of our consolidated revenue from sources inside Russia and Ukraine, (i) at least six of the unaffiliated director candidates selected by the search consultant will be required to have meaningful experience in Russia, Ukraine or countries in the CIS where we are operational and preferably other emerging markets (as a senior executive or as a director) and, of these candidates, at least four must also be conversant in Russian, and (ii) at least six of the unaffiliated director candidates selected by the search consultant will be required to have experience as a senior executive or director in a large, publicly traded international company (with annual revenues exceeding US$3,000.0 million) that is listed in Western Europe, North America, Japan, Singapore, Hong Kong or Australia.

Upon receiving the search firm’s proposal, the nominating committee will hold a committee meeting at which at least one director nominated by the Alfa Shareholders and one director nominated by the Telenor Shareholders will be present. At such meeting, a director nominated by the Telenor Shareholders will eliminate a candidate from the proposed list of candidates, followed by a director nominated by the Alfa Shareholders eliminating a candidate from the list, and the process will continue until only four candidates remain (the director selecting first will rotate annually). The nominating committee will then select three candidates from the remaining list of four candidates to become the three unaffiliated director nominees.

The nominating committee will submit the nine candidates (three nominated by the Alfa Shareholders, three nominated by the Telenor Shareholders, and three unaffiliated) to the supervisory board, which will then submit the nominees to our shareholders for election to the supervisory board at the annual general meeting.

Election of Directors

All directors are elected by our shareholders through cumulative voting. Each voting share confers on its holder a number of votes equal to the number of directors to be elected. The holder may cast those votes for candidates in any proportion, including casting all votes for one candidate.

Supervisory Board Meetings

The presence at any supervisory board meeting of at least six directors is necessary to constitute a quorum. The affirmative vote of any five directors is necessary to approve any matter submitted to the supervisory board, except for the issuance of new shares or convertible securities in an aggregate amount exceeding 10.0% of our then-currently outstanding shares, the approval of the headquarters budget (except in a deadlock situation), the appointment and removal of our CEO, any amendment to the charter of any committee of the supervisory board, and the approval of certain M&A transactions, each of which will generally require the approval of at least six directors. The approval of M&A transactions in certain situations also requires the affirmative approval of our shareholders, as further discussed under “Background and Reasons for the Offers – The Transaction Agreements – Shareholders Agreement and the Restated Bye-laws – Approval of M&A Transactions.”

Committees of the Supervisory Board

In addition to our management board, the committees of our supervisory board consist of: an audit committee, a compensation committee, a nominating committee and, if agreed to by the supervisory board, a financial committee. These committees are described below.

Audit Committee

Our audit committee comprises three directors, one of whom is appointed by the Alfa Shareholders, one of whom is appointed by the Telenor Shareholders and one of whom is an unaffiliated director. Each member of the audit committee is required to satisfy the requirements of Rule 10A-3 under the Exchange Act and the rules and regulations thereunder as in effect from time to time. The audit committee is responsible for, among other things, the appointment, compensation, retention and oversight of the auditors, establishing procedures for addressing complaints related to accounting or audit matters and engaging necessary advisors. We intend to designate an audit committee financial expert.

Compensation Committee

Our compensation committee comprises three directors, one of whom is appointed by the Alfa Shareholders, one of whom is appointed by the Telenor Shareholders and one of whom is an unaffiliated director. The compensation committee is responsible for (a) approving the compensation of the directors, officers and employees of VimpelCom Ltd. and its subsidiaries, our employee benefit plans, any equity compensation plans of VimpelCom Ltd. and its subsidiaries, and any contract relating to a director, officer or shareholder of our company or any of our subsidiaries or their respective family members or affiliates; and (b) selecting and nominating CEO candidates.

Nominating Committee

Our nominating and corporate governance committee comprises three unaffiliated directors and is responsible for coordinating the selection process for candidates to become directors and recommending such candidates to the supervisory board.

Financial Committee

If agreed to by the supervisory board, our financial committee will comprise three directors, one of whom is appointed by the Alfa Shareholders, one of whom is appointed by the Telenor Shareholders and one of whom is an unaffiliated director. The financial committee is responsible for reviewing financial transactions, policies, strategies and the group’s capital structure.

Qualification of Directors

There is no requirement for the members of our supervisory board to own shares. A director who is not a shareholder will nevertheless be entitled to attend and speak at general meetings and at any separate meeting of the holders of any class of shares.

Duties of Directors

Our restated bye-laws provide that our business is to be managed and conducted by our supervisory board, and the supervisory board has delegated and will delegate certain management powers to the management board and our CEO. Under Bermuda law, members of the board of directors of a Bermuda company owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty includes the following essential elements:

•	a duty to act in good faith in the best interests of the company;

•	a duty not to make a personal profit from opportunities that arise from the office of director;

•	a duty to avoid conflicts of interest; and

•	a duty to exercise powers for the purpose for which such powers were intended.

The Companies Act imposes a duty on directors and officers of a Bermuda company:

•	to act honestly and in good faith with a view to the best interests of the company; and

•	to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

In addition, the Companies Act imposes various duties on directors and officers of a company with respect to certain matters of management and administration of the company. Directors and officers generally owe fiduciary duties to the company and not to the company’s individual shareholders. Our shareholders will not have a direct cause of action against our directors.

Appointment of the CEO

Under our restated bye-laws, the following procedures must be followed in appointing a CEO. The compensation committee will select a search consultant, which will propose five CEO candidates who meet the candidate requirements described below. The compensation committee will endeavor to unanimously select a single candidate; however, if it is unable to do so, the compensation committee will instead reduce the list to a maximum of two candidates, with at least one supported by the Alfa Group and one supported by Telenor, for recommendation to the full supervisory board. If there is only a single candidate, six or more directors must vote in favor of that candidate in order to appoint that candidate as CEO. If there are two candidates, the candidate receiving six or more affirmative votes of all directors present and voting will be appointed as CEO. If no candidate receives six or more affirmative votes, the supervisory board will conduct a second vote within one hour after conclusion of the first vote. If no candidate receives six affirmative votes in the second vote, during the week immediately following the second vote, representatives of Alfa Group and Telenor will meet and discuss candidates for the CEO position, and a third vote will be taken at the same location as the previous supervisory board meeting one week after the second vote. If, after the second or third vote, as applicable, a candidate has received six or more affirmative votes, the supervisory board will appoint that candidate as the CEO.

If the supervisory board fails to appoint a candidate as the CEO pursuant to these procedures and the then-current CEO is still acting as the CEO, the supervisory board will offer the then-current CEO the opportunity to serve for one additional year, provided that any such extension may not occur more than once sequentially. If there is no then-current CEO or if such CEO does not accept the extension or is already serving an extended term, the unaffiliated director who is a member of the compensation committee will immediately cease to be a member of that committee, and the supervisory board will convene a special general meeting to select one of the three then-current unaffiliated directors to become a member of the compensation committee. The unaffiliated director who receives the highest number of affirmative votes of the shares held by independent shareholders participating in the special general meeting will be appointed to the compensation committee. Thereafter, if both of the two CEO candidates who were previously considered by the supervisory board are still under consideration, the compensation committee will meet and vote on such candidates. The candidate receiving two or more affirmative votes of members of the compensation committee will be appointed as the CEO. If neither candidate receives two affirmative votes or if either or both of the two CEO candidates who were previously considered by the supervisory board are no longer under consideration, the selection process will be commenced again with a search consultant as described above. If, following the completion of this process, no CEO has been selected, the compensation committee will meet to consider the new candidates, and the candidate receiving two or more affirmative votes of members of the compensation committee present and voting will be appointed as the CEO.

Each item listed below is a requirement for CEO candidates selected by the search consultant who will be presented to the compensation committee:

•	unless otherwise agreed by Telenor and Alfa, unaffiliated with either the Alfa Parties or the Telenor Parties;

•	fluent in English;

•	able and willing to immediately relocate to the Netherlands;

•	meaningful experience as a senior executive in emerging markets, with a preference for experience in Russia, Ukraine or countries in Central and Eastern Europe;

•	meaningful experience as a senior executive in a large international company (with annual revenues exceeding US$3,000.0 million);

•	experience in telecommunications or consumer goods is a plus, but not a requirement;

•	able to travel extensively on business;

•

Russian language capability is a plus, but not a requirement, provided that following the end of the first fiscal year in which VimpelCom Ltd. and its subsidiaries together derive not less than 67.0% of their consolidated revenue from sources inside Russia and Ukraine, this requirement shall not apply; and

•	the general qualities expected of a CEO, including leadership, experience, communication and other skills.

Compensation of Directors and Senior Executives

Under our restated bye-laws, the amount of any fees or other remuneration payable to directors is determined by the supervisory board upon the recommendation of the compensation committee. We may repay to any director such reasonable costs and expenses as he may incur in the performance of his duties.

The remuneration of senior executives is determined by the supervisory board.

Mandatory Retirement

Neither Bermuda law nor our restated bye-laws establish any mandatory retirement age for our directors or executive officers.

Dividends

Pursuant to Bermuda law, we are restricted from declaring or paying a dividend if there are reasonable grounds for believing that (a) we are, or would after the payment be, unable to pay our liabilities as they become due, or (b) the realizable value of our assets would as a result of the dividend be less than the aggregate of our liabilities.

The supervisory board may, subject to our restated bye-laws and in accordance with Bermuda law, declare a dividend to be paid to the shareholders holding shares entitled to receive dividends, in proportion to the number of shares held by them, and such dividend may be paid in cash or wholly or partly in shares or other assets, including through the issuance of our shares or other securities, in which case the supervisory board may fix the value for distribution in specie of any assets, shares or securities. We are not required to pay interest on any unpaid dividend.

In accordance with our restated bye-laws, dividends may be declared and paid in proportion to the amount paid up on each share. The holders of common shares are entitled to dividends if the payment of dividends is approved by the supervisory board. The holders of convertible preferred shares are not entitled to receive dividends.

Shareholders’ Meetings

Shareholders’ meetings are convened and held in accordance with our restated bye-laws and Bermuda law.

Annual General Meeting

Our restated bye-laws provide that our annual general meeting must be held each year at such time and place as the CEO or the supervisory board may determine.

The annual general meeting requires 30 clear days’ prior notice be given to each shareholder entitled to attend and vote at such annual general meeting. The notice must state the date, place and time at which the meeting is to be held, that the election of directors will take place and, as far as practicable, any other business to be conducted at the meeting.

Under Bermuda law, shareholders may, at their own expense (unless the company otherwise resolves), require a company to: (a) give notice to all shareholders entitled to receive notice of the annual general meeting of any resolution that the shareholders may properly move at the next annual general meeting; and (b) circulate to all shareholders entitled to receive notice of any general meeting a statement in respect of any matter referred to in the proposed resolution or any business to be conducted at such general meeting. The number of shareholders necessary for such a requisition is either: (1) any number of shareholders representing not less than 5.0% of the total voting rights of all shareholders entitled to vote at the meeting to which the requisition relates; or (2) not less than 100 registered shareholders.

A shorter notice period will not invalidate a general meeting if it is approved by either: (a) in the case of an annual general meeting, all shareholders entitled to attend and vote at the meeting, or (b) in the case of a special general meeting, a majority of shareholders having the right to attend and vote at the meeting and together holding not less than 95.0% in nominal value of the shares giving a right to attend and vote at the meeting.

Special General Meeting

The CEO or the supervisory board may convene a special general meeting whenever in their judgment such a meeting is necessary. The supervisory board must, on the requisition in writing of shareholders holding not less than 10.0% of our paid up voting share capital, convene a special general meeting. Each special general meeting may be held at such time and place as the CEO or the supervisory board may appoint.

A special general meeting requires 30 clear days notice be given to each shareholder entitled to attend and vote at such meeting. The notice must state the date, place and time at which the meeting is to be held and as far as possible any other business to be conducted at the meeting.

Our restated bye-laws state that notice for all shareholders’ meetings may be given by:

•	delivering such notice to the shareholder in person;

•	sending such notice by letter or courier to the shareholder’s address as stated in the register of shareholders;

•	transmitting such notice by electronic means in accordance with directions given by the shareholder; or

•	accessing such notice on our website.

Postponement or Cancellation of General Meeting

The supervisory board may postpone or cancel any general meeting called in accordance with the restated bye-laws (other than a meeting requisitioned by shareholders) provided that notice of postponement or cancellation is given to each shareholder before the time for such meeting.

Quorum

Subject to the Companies Act and our restated bye-laws, at any general meeting, two or more persons present in person at the start of the meeting and having the right to attend and vote at the meeting and holding or representing in person or by proxy at least 50.0% plus one voting share of our total issued voting shares at the relevant time will form a quorum for the transaction of business.

If within half an hour from the time appointed for the meeting a quorum is not present, then, in the case of a meeting convened on a requisition, the meeting shall be deemed cancelled and, in any other case, the meeting shall stand adjourned to the same day one week later, at the same time and place, or to such other day, time or place as the CEO may determine.

Voting Rights

Under Bermuda law, the voting rights of our shareholders are regulated by our restated bye-laws and, in certain circumstances, the Companies Act.

Subject to Bermuda law and our restated bye-laws, a resolution may only be put to a vote at a general meeting of any class of shareholders if:

•	it is proposed by or at the direction of the supervisory board;

•	it is proposed at the direction of a court;

•

it is proposed on the requisition in writing of such number of shareholders as is prescribed by, and is made in accordance with, the relevant provisions of the Companies Act or our restated bye-laws; or

•	the chairman of the meeting in his absolute discretion decides that the resolution may properly be regarded as within the scope of the meeting.

In addition to those matters required by Bermuda law or the NYSE rules to be approved by a simple majority of shareholders at any general meeting, the following actions require the approval of a simple majority of the votes cast at any general meeting:

•	any consolidation or subdivision of the our share capital;

•	appointment of our auditors; and

•	any sale of all or substantially all of our assets.

Any question proposed for the consideration of the shareholders at any general meeting may be decided by the affirmative votes of a simple majority of the votes cast, except for:

•

whitewash procedure for mandatory offers, which requires the affirmative vote of a majority of the shareholders voting in person or by proxy at a general meeting, excluding the vote of the shareholder or shareholders in question and their affiliates;

•

approval of any resolution proposed pursuant to a shareholder requisition concerning the supervisory board, directors and senior executives, management board or amendment of our restated bye-laws and not authorized or recommended by the supervisory board will require to be passed by shareholders representing not less than 66.66% of the total voting rights of the shareholders who vote in person or by proxy;

•	voting for directors, which requires directors to be elected by cumulative voting at each annual general meeting;

•

voting at special election general meetings, which under the circumstances described above under “– Appointment of the CEO,” requires the unaffiliated director who receives the highest number of affirmative votes from the shareholders voting in person or by proxy at a special election general meeting to be appointed to the compensation committee;

•

fundamental transactions involving VimpelCom Ltd., which require a resolution to be passed by shareholders representing not less than 75.0% of the total voting rights of the shareholders who vote in person or by proxy on the resolution;

•

M&A transactions, the voting requirements for which are described under “Background and Reasons for the Offers – The Transaction Agreements – Shareholders Agreement and the Restated Bye-laws – Approval of M&A Transactions”;

•

changes to our restated bye-laws, which require a resolution to be passed by shareholders representing not less than 75.0% of the total voting rights of the shareholders who vote in person or by proxy on the resolution;

•

loans to any director, which will require a resolution to be passed by shareholders representing not less than 90.0% of the total voting rights of the shareholders who vote in person or by proxy on the resolution; and

•

the discontinuation of VimpelCom Ltd. to a jurisdiction outside Bermuda, which will require a resolution to be passed by shareholders representing not less than 75.0% of the total voting rights of the shareholders who vote in person or by proxy on the resolution.

Our restated bye-laws require voting on any resolution at any meeting of the shareholders to be conducted by way of a poll vote. Except where cumulative voting is required, each person present and entitled to vote at a meeting of the shareholders shall have one vote for each share of which such person is the holder or for which such person holds a proxy and such vote shall be counted by ballot or, in the case of a general meeting at which one or more shareholders are present by electronic means, in such manner as the chairman of the meeting may direct. A person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

Voting Rights of Common Shares

The holders of common shares, subject to the provisions of our restated bye-laws, are entitled to one vote per common share, voting together with the convertible preferred shares as a single class, except where cumulative voting applies when electing directors.

Voting Rights of Convertible Preferred Shares

The holders of convertible preferred shares, subject to the provisions of our restated bye-laws, are entitled to one vote per convertible preferred share, voting together with the common shares as a single class, except where cumulative voting applies when electing directors.

Voluntary Winding-up and Dissolution

If VimpelCom Ltd. is wound up, the liquidator may, with the sanction of a resolution of the shareholders, divide among the shareholders in specie or in kind the whole or any part of the assets of VimpelCom Ltd. (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.

The liquidator may, with the same sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the shareholders as the liquidator thinks fit, but so that no shareholder may be compelled to accept any shares or other securities or assets on which there is any liability.

The holders of common shares, in the event of a winding-up or dissolution of VimpelCom Ltd., are entitled to the surplus assets of VimpelCom Ltd. in respect of their holdings of common shares, pari passu and pro rata to the number of common shares held by each of them.

The holders of convertible preferred shares, in the event of a winding-up or dissolution of VimpelCom Ltd., are not entitled to any payment or distribution in respect of the surplus assets of VimpelCom Ltd.

Mandatory Offer

There is no statutory regulation of the conduct of takeover offers and transactions under Bermuda law. However, our restated bye-laws provide that any person who, individually or together with any of its affiliates or any other members of a group, acquires beneficial ownership of any common shares or convertible preferred shares which, taken together with common shares and/or convertible preferred shares already beneficially owned by it or any of its affiliates or its group, in any manner, carry 50.0% or more of the voting rights of our outstanding voting shares, must, within 30 days of acquiring such shares, make a general offer to all holders of common shares (including any common shares issued on the conversion of convertible preferred shares during the offer period) and convertible preferred shares to purchase their shares.

Pre-emptive Rights

Our restated bye-laws and Bermuda law do not provide for pre-emptive rights of shareholders in respect of new shares issued by us. The Shareholders Agreement grants pre-emptive rights to each Significant Shareholder, meaning the shareholders which are parties to the agreement with respect to our newly issued shares. If we propose to issue new securities, other than in certain limited circumstances, we must give each Significant Shareholder written notice thereof, stating the price per security, the identity of the purchaser(s) and the principal terms of the issuance, and each Significant Shareholder will then have ten business days to elect to purchase up to its pro rata number of securities for the price and upon the terms specified in the notice.

Debt Acquisition

Each Significant Shareholder and its respective affiliates are permitted to acquire our or affiliates’ debt obligations so long as such Significant Shareholder provides written notice to us within ten days of entering into such an acquisition transaction and offers to sell the relevant debt obligation to us at its fair market value. If a Significant Shareholder or any of its affiliates owns an interest in our or our affiliates’ debt obligation, prior to initiating or participating in any enforcement action or bankruptcy proceeding with respect to such debt obligation, such Significant Shareholder must provide 90 days’ prior written notice to us or take all actions necessary to ensure that any such action is terminated or withdrawn.

Changes to Restated Bye-laws

No bye-law may be rescinded, altered or amended and no new bye-law may be made until the same has been approved by a resolution of the supervisory board and a resolution of the shareholders passed by shareholders representing not less than 75.0% of the total voting rights of the shareholders voting on the resolution.

Differences between the Section A Bye-laws and the Section B Bye-laws

Our restated bye-laws are divided into two distinct sets: Section A and Section B. For so long as the Shareholders Agreement has not been terminated in accordance with its terms, Section A will constitute our bye-laws. Upon termination of the Shareholders Agreement, without any further action, the bye-laws contained in Section A will cease to have any further effect, and the bye-laws contained in Section B will constitute our bye-laws. Except as otherwise provided below, the bye-laws contained in Section B do not include provisions reflecting agreements between the Alfa Shareholders and the Telenor Shareholders under the Shareholders Agreement.

The following summary lists the material differences between the bye-laws contained in Section A and the bye-laws contained in Section B. This summary is not meant to be an exhaustive list of the differences between the bye-laws in Section A and Section B, nor does it purport to be a complete statement of the provisions of our restated bye-laws or a detailed description of the provisions discussed.

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Pre-Emptive Rights. Under the bye-laws contained in Section B, no shareholder will have pre-emptive rights. The pre-emptive rights of the significant shareholders under the Shareholders Agreement will no longer apply.

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Quorum Requirements. Under the bye-laws contained in Section B, the quorum for a separate general meeting of any class of shareholders is one or more members present in person or by proxy holding or representing at least 33.33% of the shares of the relevant class. Under the bye-laws contained in Section A, the quorum for a separate general meeting of any class of shareholders is one or more members present in person or by proxy holding or representing at least 50.0% plus one share of the shares of the relevant class.

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Composition of Supervisory Board. For a period of six months after the bye-laws contained in Section B take effect, the supervisory board will consist of nine directors. Thereafter, the supervisory board will consist of at least seven and no more than thirteen directors, as determined by the supervisory board and subject to approval by a majority of the shareholders voting in person or by proxy at a general meeting. For a description of the composition of the supervisory board under the bye-laws contained in Section A, see “– Supervisory Board and Management Board.”

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Supervisory Board Meetings. For a period of six months after the bye-laws contained in Section B take effect, the presence at any supervisory board meeting of at least six directors is necessary to constitute a quorum and, if such meeting is adjourned for lack of a quorum and six directors are not present at the adjourned meeting, the presence of at least five directors at such adjourned meeting is sufficient to constitute a quorum. Thereafter, the presence at any supervisory board meeting of at least two-thirds of the directors is necessary to constitute a quorum. For a description of the provisions relating to supervisory board meetings under the bye-laws contained in Section A, see “– Supervisory Board Meetings.”

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Election of Directors. For a period of six months after the bye-laws contained in Section B take effect, if there is a vacancy on the supervisory board in respect of a director who was nominated by the Alfa Shareholders or the Telenor Shareholders and, at the time of such vacancy, any member of Alfa Group or Telenor, as applicable, remains a shareholder, the relevant shareholders will be permitted to appoint a replacement director to fill the vacancy. Thereafter, if there is a vacancy in respect of two or more directors, the supervisory board is required to convene a special general meeting to re-elect the supervisory board within three months of the date on which the second vacancy occurred (unless that date is within three months of the next annual general meeting). For a description of the election of directors under the bye-laws contained in Section A, see “– Nomination of Directors.”

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Removal of Directors. For a period of six months after the bye-laws contained in Section B take effect, the shareholders may remove a director from the supervisory board with the approval of at least 66.66% of the total voting rights of the shareholders who vote in person or by proxy at a special general meeting and, thereafter, with the approval of a simple majority of the total voting rights of the shareholders who vote in person or by proxy at a special general meeting. Under the bye-laws contained in Section A, the Alfa Shareholders and the Telenor Shareholders may remove their respective nominated directors by written notice to us and unaffiliated directors may be removed by a resolution of the supervisory board approved by three directors nominated by each of the Alfa Shareholders and the Telenor Shareholders.

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Appointment of Replacement Directors. Under the bye-laws contained in Section B, if a director is removed from the supervisory board, the shareholders may only fill the vacancy at the special general meeting at which the applicable director is removed if one or more shareholders holding the number of shares prescribed by the Companies Act submits a written proposal to nominate at least one replacement director candidate at least five clear days before such special general meeting; in the absence of such an election or appointment, the supervisory board may fill the vacancy. Under the bye-laws contained in Section A, the Alfa Shareholders or the Telenor Shareholders, as applicable, may appoint a replacement director if a vacancy on the supervisory board occurs in respect of a director appointed by such shareholders and, if the office of an unaffiliated director is vacated, the supervisory board may, with the assistance of a search consultant and the affirmative vote of at least three of the directors nominated by the Alfa Shareholders and the Telenor Shareholders, appoint a replacement director.

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Appointment of the CEO. Under the bye-laws contained in Section B, the CEO will be selected by the supervisory board. For a period of six months after the bye-laws contained in Section B take effect, in the absence of approval by a simple majority of the supervisory board, any proposal properly requisitioned by the shareholders to appoint a CEO requires a resolution passed by not less than 66.66% of the total voting rights of the shareholders who vote in person or by proxy on such resolution. For a description of the CEO appointment process under the bye-laws contained in Section A, see “– Appointment of the CEO.”

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Committees. The bye-laws contained in Section B require us to have a nominating committee (which does not have to include an unaffiliated director, as required under the bye-laws contained in Section A), an audit committee (which does not have to comprise three directors, as required under the bye-laws contained in Section A) and a compensation committee (which does not have to comprise three directors, as required under the bye-laws contained in Section A).

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M&A Transactions. Our entry into M&A transactions under the bye-laws contained in Section B requires approval of the supervisory board and, as further described below, shareholder approval. For a period of six months after the bye-laws contained in Section B take effect, in the absence of approval by a simple majority of the supervisory board, any proposal properly requisitioned by the shareholders to approve an M&A transaction requires a resolution passed by not less than 66.66% of the total voting rights of the shareholders who vote in person or by proxy on such resolution. For a description of the approval process for M&A transactions under the bye-laws contained in Section A, see “Background and Reasons for the Offers – The Transaction Agreements – Shareholders Agreement and the Restated Bye-laws – Approval of M&A Transactions.”

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Voting Rights. In addition to matters requiring a vote of the shareholders under applicable law or the rules of the NYSE, the bye-laws contained in Section B require shareholder approval at a general meeting of the following matters:

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any merger, consolidation, amalgamation, conversion, reorganization, scheme of arrangement, dissolution or liquidation involving us, which requires a resolution to be passed by shareholders representing not less than 75.0% of the total voting rights of the shareholders who vote in person or by proxy on the resolution;

•	any sale of all or substantially all of the our assets, which requires a resolution passed by a simple majority of the votes cast by the shareholders;

•	any issue of securities that requires shareholder approval under the NYSE rules;

•	the appointment of an auditor, which requires a resolution passed by a simple majority of the votes cast by the shareholders;

•	loans to any director, the approval of which is subject to the Companies Act;

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our discontinuance to a jurisdiction outside Bermuda pursuant to the Companies Act, which requires a resolution to be passed by shareholders representing not less than 75.0% of the total voting rights of the shareholders who vote in person or by proxy on the resolution;

•	whitewash procedure for mandatory offers, which requires a resolution passed by a simple majority of the votes cast by the shareholders;

•	voting for directors, which requires directors to be elected by cumulative voting at each annual general meeting;

•	removal of directors, as described above;

•	appointment of a CEO, as described above;

•	approval of M&A transactions, as described above; and

•

changes to our restated bye-laws, which require a resolution to be passed by shareholders representing not less than 75.0% of the total voting rights of the shareholders who vote in person or by proxy on the resolution.

For a description of shareholder voting rights under the bye-laws contained in Section A, see “– Voting Rights.”

Inspection of Corporate Records

Members of the general public have the right to inspect our public documents available at the office of the Registrar of Companies in Bermuda, our registered office in Bermuda and our headquarters in the Netherlands, which will include our certificate of incorporation and memorandum of association (including its objects and powers). Our shareholders have the additional right to inspect our restated bye-laws, minutes of general meetings and audited financial statements, which must be presented at a general meeting of shareholders.

The register of members of a company is generally open to inspection by shareholders and by members of the general public without charge. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than 30 days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Liability of Shareholders for Further Capital Calls

Our shareholders’ liability for capital calls is limited to the payment of the issue price of any shares subscribed or acquired. The shares represented by the DRs issued by us in the Offers will be credited as fully-paid upon issuance, and no shareholder will have any liability for capital calls in respect of those shares.

Other Applicable Provisions of Bermuda Law

We have been designated by the Bermuda Monetary Authority as non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to United States or other non-Bermuda residents who are holders of our common shares or convertible preferred shares.

Under the terms of the general permissions issued by the Bermuda Monetary Authority on June 1, 2005, for the purposes of Bermuda exchange control regulations, there are no limitations on the issue and free transferability of all of the common shares and convertible preferred shares that underlie the DRs that are the subject of this prospectus to and between non-residents of Bermuda for exchange control purposes, provided our

DRs remain listed on an appointed stock exchange (which includes the NYSE). Certain issues and transfers of common shares and convertible preferred shares involving persons deemed resident in Bermuda for exchange control purposes may require the specific consent of the Bermuda Monetary Authority.

This prospectus has been filed with the Registrar of Companies in Bermuda pursuant to Part III of the Companies Act. In accepting this prospectus for filing, the Registrar of Companies in Bermuda shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus.

In accordance with Bermuda law, share certificates are only issued in the names of legal entities or persons. In the case of a shareholder acting in a special capacity (for example as a trustee), certificates may, at the request of the shareholder, record the capacity in which the shareholder is acting. Notwithstanding such recording of any special capacity, we are not bound to investigate or see to the execution of any such trust. We will take no notice of any trust applicable to any of our shares, whether or not we have been notified of such trust.

Summary of Significant Corporate Governance Differences

We are permitted to follow local practice in Bermuda in lieu of the provisions of the NYSE’s corporate governance rules, except that we will be required to have a qualifying audit committee under section 303A.06 of the NYSE rules or avail ourselves of an appropriate exemption. Except as described below, as a general matter, we intend to comply with the NYSE rules to the extent that they do not conflict with the requirements of applicable Bermuda law. The NYSE rules provide that we are required to disclose any significant differences between our corporate governance practices and those required to be followed by U.S. companies under the NYSE listing standards. In addition, section 303A.12(b) of the NYSE rules provides that our CEO is obligated to promptly notify the NYSE in writing after any of our executive officers becomes aware of any material non-compliance with any applicable provisions of the NYSE rules.

The primary difference between our corporate governance practice and the NYSE rules relates to section 303A.01 of the NYSE rules, which provides that each U.S. company listed on the NYSE must have a majority of independent directors, as defined in the NYSE rules. Bermuda corporate law does not require that we have a majority of independent directors, and the Alfa Shareholders and the Telenor Shareholders have determined that our restated bye-laws will provide that three out of nine of our directors will be independent for purposes of the NYSE rules. Therefore, our nominating committee and compensation committee will not be comprised entirely of independent directors. In addition, shareholder approval of our equity compensation plans is not required under our restated bye-laws.

Comparison of Shareholders Rights

We are incorporated in Bermuda, and OJSC VimpelCom is incorporated in Russia. Consequently, the rights of a holder of our shares will differ from the rights of an OJSC VimpelCom shareholder due to the differences between:

•	the respective corporate laws of Bermuda and Russia; and

•	our restated bye-laws and OJSC VimpelCom’s charter adopted on June 10, 2009 (referred to in this prospectus as the OJSC VimpelCom charter).

The following summary does not purport to be a complete statement of the respective shareholders’ rights of VimpelCom Ltd. and OJSC VimpelCom. Rather, this summary lists certain material differences, and it is not meant to be relied upon as an exhaustive list of the differences between the respective shareholders rights of VimpelCom Ltd. and OJSC VimpelCom or a detailed description of the provisions discussed.

Provisions Applicable to OJSC VimpelCom Shareholders	Provisions Applicable to VimpelCom Ltd. Shareholders

Corporate Governance
The OJSC VimpelCom charter.	VimpelCom Ltd.’s restated bye-laws and the Shareholders Agreement.

Authorized Capital Stock

OJSC VimpelCom’s charter capital is 288,538.11 roubles and is divided into 51,281,022 issued and outstanding registered common shares, each having a nominal value of 0.5 kopecks, and 6,426,600 issued and outstanding registered Type A preferred shares, each having a nominal value of 0.5 kopecks. OJSC VimpelCom does not hold any treasury shares for Russian corporate law purposes.

All outstanding shares are fully paid up.

OJSC VimpelCom has additional authorized share capital of 38,718,978 common registered shares, each having a nominal value of 0.5 kopecks.

VimpelCom Ltd.’s authorized share capital is divided into common shares, par value US$0.001, and convertible preferred shares, par value US$0.001.

Preferred Share Conversion Rights; Treasury Shares
Each preferred share placed by OJSC VimpelCom before January 1, 2002 may be converted into one common share of OJSC VimpelCom at any time after June 30, 2016, at the election of the holder of such preferred share and upon payment to OJSC VimpelCom of a conversion premium equal to 100% of the market value of a common share at the time of conversion.

The holders of convertible preferred shares are entitled to convert their convertible preferred shares, at their option and at any time (a) after the date which is two years and six calendar months after the date of issue of the relevant convertible preferred shares but before the date which is five years after the date of such issue and (b) during the period between the date on which a mandatory offer required by the restated bye-laws is announced and the final business day such offer is open for acceptance, in each case in whole or in part, into common shares on the basis of one common share for one convertible preferred share, in each case upon payment of a conversion premium equal to 100% of the market value of a common share at the time of conversion. Any convertible preferred shares not converted by the date five years after their issue will be redeemed by VimpelCom Ltd. at US$0.01 per share and cancelled.

All the rights attaching to any shares held by VimpelCom Ltd. as treasury shares will be suspended and may not be exercised by VimpelCom Ltd. while it holds such treasury shares and, except where required by applicable law, all treasury shares must be excluded from the calculation of any percentage or fraction of the share capital, or shares, of VimpelCom Ltd.

Provisions Applicable to OJSC VimpelCom Shareholders	Provisions Applicable to VimpelCom Ltd. Shareholders

Voting Rights

Each holder of fully paid up common shares has the right to participate in the shareholders general meetings with the right to vote on all issues and to include issues on the agenda.

Each fully paid up common share gives each holder one vote at a shareholders general meeting on all matters that are in the competence of a shareholders general meeting, except when cumulative voting is required for the election of OJSC VimpelCom’s board of directors. If cumulative voting is required, then each common share entitles each holder to the same number of votes as the total number of members to be elected to OJSC VimpelCom’s board of directors, and all such votes can be cast for a single candidate or may be distributed between two or more candidates.

The holders of VimpelCom Ltd. common shares, except where cumulative voting applies when electing directors, are entitled to one vote per common share, voting together with the holders of convertible preferred shares as a single class.

The holders of convertible preferred shares of VimpelCom Ltd., except where cumulative voting applies when electing directors, are entitled to one vote per preferred share, voting together with the holders of common shares as a single class.

At any shareholders meeting, a resolution put to the vote of the meeting is to be voted upon by a poll.

Each fully paid preferred share placed by OJSC VimpelCom before January 1, 2002 shall have one vote at a shareholders general meeting on all matters that are in the competence of a shareholders general meeting, except when cumulative voting is required for the election of the board of directors of OJSC VimpelCom. If cumulative voting is required, then each preferred share entitles each holder to the same number of votes as the total number of members to be elected to the board of directors of OJSC VimpelCom and all such votes can be cast for a single candidate or may be distributed between two or more candidates.

Voting at shareholders general meetings is conducted by ballot.

In the case of joint holders, the vote of the senior holder who tenders a vote shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the register of members.

Cumulative voting applies on voting on resolutions for the appointment of directors. Where cumulative voting applies, each voting share confers on its holder a number of votes equal to the number of directors to be elected. The holder may cast those votes for candidates in any proportion, including casting all votes for one candidate.

Alteration of Share Capital
OJSC VimpelCom has the right to increase or decrease its share capital and to issue additional types of registered preferred shares or any other types of securities in accordance with applicable law.

VimpelCom Ltd. may, if authorized by a shareholder resolution, increase, divide, consolidate, subdivide, change the currency denomination of, diminish or otherwise alter or reduce its share capital in any manner permitted by applicable law.

Subject to applicable law and, if relevant, the approval required for any consequent amendment of the restated bye-laws and, except with respect to a conversion of convertible preferred shares effected by a variation of rights permitted by the restated bye-laws, all or any of the special rights for the time being attached to any class of shares may, unless otherwise expressly provided in the rights attaching to or by the terms of issue of the shares of that class, from time to time (whether or not VimpelCom Ltd. is being wound up), be altered or abrogated with the

Provisions Applicable to OJSC VimpelCom Shareholders	Provisions Applicable to VimpelCom Ltd. Shareholders
consent in writing of the holders of the issued shares of such class carrying 75.0% or more of all of the votes capable of being cast at the relevant time at a separate general meeting of the holders of the shares of that class or with the sanction of a resolution passed at a separate general meeting of the holders of shares of that class by a majority of the votes cast.

Amending the Charter/Restated Bye-laws
The authority to amend or change OJSC VimpelCom’s charter is vested in OJSC VimpelCom’s shareholders and requires an affirmative vote of at least 75.0% of the votes of shareholders participating in the shareholders general meeting, unless otherwise stated or provided by applicable legislation.	No bye-law may be rescinded, altered or amended and no new bye-law may be made until the same has been approved by a resolution of the supervisory board and by a special resolution passed by shareholders representing not less than 75.0% of the total voting rights of the shareholders who (being entitled to do so) vote in person or by proxy on the resolution.

Dividends

OJSC VimpelCom may, in accordance with its charter, declare a dividend to be paid to all common shareholders. Holders of Type A preferred shares have the right to receive annually a fixed dividend of 0.1 (one tenth) of a kopeck per each preferred share.

Declaration and payment of dividends (with certain exceptions) requires a vote of more than 50.0% of the votes of shareholders of OJSC VimpelCom participating in the shareholders general meeting.

The supervisory board may, subject to the restated bye-laws and applicable law, declare a dividend to be paid to all the shareholders holding shares entitled to the payment of dividends, in proportion to the number of shares held by them, and such dividend may be paid in cash or wholly or partly in VimpelCom Ltd.’s newly issued shares or other securities.

VimpelCom Ltd. may only pay dividends in proportion to the paid up shareholding of each shareholder.

Holders of convertible preferred shares are not entitled to receive dividends.

Pre-emptive Rights
Each shareholder of OJSC VimpelCom has a pre-emptive right to acquire newly issued shares of OJSC VimpelCom placed by way of an open subscription in proportion to its shareholding in the charter capital of OJSC VimpelCom. Each shareholder of OJSC VimpelCom that voted against the decision on placement of additional shares of OJSC VimpelCom by way of a closed subscription or did not participate in the voting on such a decision has a pre-emptive right to acquire a pro rata number of such additional shares.

The Shareholders Agreement grants pre-emptive rights to each Significant Shareholder with respect to certain newly issued shares of VimpelCom Ltd. If VimpelCom Ltd. proposes to issue new shares, it must generally give written notice to each Significant Shareholder, stating the price, the identity of each purchaser and the principal terms of issuance. Each Significant Shareholder then has ten business days to elect to purchase up to its pro rata number of shares for the price and on the terms specified in the offer.

There are no pre-emptive rights for shareholders of VimpelCom Ltd. who are not party to the Shareholders Agreement.

Provisions Applicable to OJSC VimpelCom Shareholders	Provisions Applicable to VimpelCom Ltd. Shareholders

Right of First Offer
Each shareholder of OJSC VimpelCom has the right to: transfer, sell, gift or bequeath his or her shares without the consent or notification of the other shareholders.

Subject to the terms of and exceptions in the Shareholders Agreement, any Significant Shareholder may transfer its shares to a person from whom such Significant Shareholder receives a bona fide offer. The selling Significant Shareholder shall notify the current Significant Shareholders of its wish to transfer any or all of its shares, setting out the number and class of shares that it wishes to transfer. The other Significant Shareholders will then each have the right, exercisable within 30 days of receiving such notice, to make a cash offer to purchase all of the shares offered for sale.

The selling Significant Shareholder has the right to accept or reject any offers from the other Significant Shareholders. If the selling Significant Shareholder accepts an offer from the current Significant Shareholders, the share purchase must take place in accordance with the terms of the offer. If the selling Significant Shareholder rejects any such offers, then the selling Significant Shareholder may, subject to the Shareholders Agreement, sell its shares to any third party purchaser at a price that is at least 2.0% higher than the maximum offer received from any of the current Significant Shareholders.

If the current Significant Shareholders elect not to exercise their right of first offer, the selling Significant Shareholder may, subject to the Shareholders Agreement transfer all of the offered shares to any third-party purchaser.

There are no rights of first offer for shareholders of VimpelCom Ltd. who are not party to the Shareholders Agreement.

Tag Along Rights
n.a.	Subject to the terms of and exceptions in the Shareholders Agreement, if a selling Significant Shareholder receives a bona fide offer to transfer its shares and such Significant Shareholder wishes to accept such offer, the selling Significant Shareholder must disclose to the other Significant Shareholders information concerning the identity of the offeror, the purchase price per share in cash and the terms and conditions of the proposed offer, and the other Significant Shareholders will each have the right to transfer all or part of their shares to the offeror pro rata with the selling Significant Shareholder. Any other Significant Shareholder wishing to exercise its

Provisions Applicable to OJSC VimpelCom Shareholders	Provisions Applicable to VimpelCom Ltd. Shareholders

right to participate in the proposed transfer must provide the selling Significant Shareholder with a notice indicating the number of shares to be included in the proposed transfer and price per share that such Significant Shareholder is willing to accept for its shares, which will be equal to the price to be paid by the offeror to the selling Significant Shareholder.

If the selling Significant Shareholder wishes to accept such an offer to transfer its shares, it is required to cause the purchaser to offer to purchase the shares that the other Significant Shareholders wish to transfer or, if the purchaser is unwilling or unable to do so, the selling Significant Shareholder must either cancel the proposed transfer or allocate the maximum number of shares the purchaser is willing to purchase pro rata between the Selling Party and the other Significant Shareholders wishing to transfer their shares.

There are no tag along rights applicable to shareholders of VimpelCom Ltd. who are not party to the Shareholders Agreement.

Debt Acquisition
n.a.

Each Significant Shareholder is permitted to acquire debt obligations of VimpelCom Ltd. so long as such Significant Shareholder provides written notice to VimpelCom Ltd. within ten business days of entering into such an acquisition transaction and offers to sell the relevant debt obligation to VimpelCom Ltd. at its fair market price.

If any Significant Shareholder owns an interest in a debt obligation of VimpelCom Ltd., prior to initiating or participating in any enforcement or bankruptcy proceedings with respect to such debt obligation, such Significant Shareholder must provide 90 days’ prior written notice to VimpelCom Ltd. or take any action to insure that such action is terminated or withdrawn.

Standstill
n.a.	Except pursuant to an M&A transaction or in connection with its right of first offer and tag along rights, a Significant Shareholder may not, subject to certain exceptions, acquire any VimpelCom Ltd. shares during the five year period following the Closing Date, provided, that any such shareholder may decrease its ownership of VimpelCom Ltd. shares subject to the transfer restrictions in the Shareholders Agreement.

Provisions Applicable to OJSC VimpelCom Shareholders	Provisions Applicable to VimpelCom Ltd. Shareholders
The Alfa Shareholders and Telenor Shareholders have each agreed not to exceed a 45.0% ownership interest in VimpelCom Ltd. under any circumstances during such five year period.

Notice of Shareholders General Meetings

A shareholders general meeting requires at least 30 days notice to be given to all shareholders entitled to receive such notice, unless a longer period is required by applicable law.

Upon the decision of the shareholders at a shareholders general meeting, notice on convening a meeting and its agenda may be published in a newspaper as determined by the shareholders general meeting, not less than 30 days prior to the meeting. The agenda may not be changed after its distribution and/or publication.

An annual general meeting requires 30 days notice to be given to each shareholder entitled to attend and vote at such annual general meeting, stating the date, place and time at which the meeting is to be held, that directors are to be elected, and, as far as possible, the business to be conducted at such meeting.

A special general meeting requires 30 clear days notice to be given to each shareholder entitled to attend and vote at such special general meeting, stating the date, place and time at which the meeting is to be held and, as far as possible, the business to be conducted at such meeting.

A shorter notice will not invalidate the general meeting if it is approved by either: (a) in the case of an annual general meeting, all shareholders entitled to attend and vote, or (b) in the case of a special general meeting, a majority of shareholders having the right to attend and vote at the meeting and together holding not less than 95.0% in nominal value of the shares giving a right to attend and vote thereat.

Meetings of Shareholders

The chairman of the board of directors may preside at the shareholders general meeting or may delegate his or her powers to another member of the board of directors.

The shareholders general meeting shall have authority (i.e., the quorum requirement shall be met) if shareholders (or their representatives) owning in the aggregate more than 50.0% of the votes of OJSC VimpelCom’s issued and outstanding voting shares participate in the shareholders general meeting.

In the absence of a quorum at an annual shareholders general meeting, a rescheduled annual shareholders general meeting with the same agenda must be held.

In the absence of a quorum at an extraordinary general shareholders meeting, a rescheduled extraordinary general shareholders meeting with the same agenda may be held.

A rescheduled shareholders annual or extraordinary general meeting may be called and held no later than 30 days after a failed shareholders annual or extraordinary general meeting, unless a later date is required under applicable law.

The annual general meeting is to be held in each year at such time and place as the CEO or the supervisory board shall appoint.

A special general meeting may be convened by the CEO or the supervisory board whenever in their judgment such a meeting is necessary.

The supervisory board must, on the requisition in writing of shareholders holding the requisite number of shares and in accordance with applicable law, convene a special general meeting.

Any general meeting is valid for the passing of resolutions of shareholders (i.e., the quorum requirement shall be met) if two or more persons having the right to attend and vote at the meeting and holding or representing in person or by proxy at least 50.0% plus one voting share of the total issued voting shares in VimpelCom Ltd. are present in person or by proxy at the start of the meeting.

If within half an hour from the time appointed for the meeting a quorum is not present, then, in the case of a

Provisions Applicable to OJSC VimpelCom Shareholders	Provisions Applicable to VimpelCom Ltd. Shareholders

A rescheduled shareholders annual or extraordinary general meeting is considered to have a quorum if shareholders (or their representatives) owning in the aggregate at least 30.0% of OJSC VimpelCom’s issued and outstanding voting shares participate in the shareholders annual or extraordinary general meeting.	meeting convened on a requisition, the meeting shall be deemed cancelled and, in any other case, the meeting shall be adjourned for one week or otherwise as the CEO determines.

Transactions with Interested Parties
The board of directors or the shareholders general meeting of OJSC VimpelCom has the right to approve transactions with interested parties, subject to applicable law.	The supervisory board of VimpelCom Ltd. has the right to approve transactions with interested parties, subject to applicable law. Prior to voting by the supervisory board on such transaction, all interests must be fully disclosed to the supervisory board. The interested director may participate in the discussion and vote on such transaction, unless otherwise restricted by applicable law.

Shareholders Rights of Inspection and Receipt of Information
Each shareholder has the right to receive information on OJSC VimpelCom’s activities and to inspect OJSC VimpelCom’s books and other documentation in accordance with the procedures established by applicable law.	Each shareholder has a limited right to inspect VimpelCom Ltd.’s books and other public documents in accordance with the procedures established by applicable law.

Liquidation Rights
In the event of liquidation of OJSC VimpelCom, the holders of Type A preferred shares have the right to receive a fixed liquidation value of 0.5 of a kopeck per preferred share, and thereafter the holders of common shares and any other type of preferred shares have the right to receive a portion of the property (or a portion of the value of the property) of OJSC VimpelCom in proportion to their shareholding in the charter capital of OJSC VimpelCom remaining after the claims of all of OJSC VimpelCom’s creditors have been satisfied in accordance with the charter of OJSC VimpelCom and applicable law.

If VimpelCom Ltd. is wound up, the liquidator may, with the sanction of a resolution of the shareholders, divide among the common shareholders the whole or part of the assets of VimpelCom Ltd. and may set such value as he deems fair upon any property to be divided and may determine how such division shall be carried out as between the common shareholders.

The holders of convertible preferred shares, in the event of a winding-up or dissolution of VimpelCom Ltd., are not entitled to any payment or distribution in respect of the surplus of the assets of VimpelCom Ltd.

Share Buy-Back
Subject to the approval of more than 50.0% of the board of directors members or, in certain cases, by at least 75.0% of the votes of shareholders holding voting shares of OJSC VimpelCom and participating in the shareholders general meeting, unless otherwise provided by applicable law, OJSC VimpelCom may acquire its own shares and either hold them for subsequent resale or cancel them.	VimpelCom Ltd. may acquire its own shares and either hold them as treasury shares or cancel them.

Description of Our DRs

The following is a summary of the material provisions of the deposit agreement among VimpelCom Ltd., the DR depositary and the registered holders and other holders from time to time of our common DRs to be issued. The preferred DRs will be issued pursuant to a separate deposit agreement among VimpelCom Ltd., The

Bank of New York Mellon, as depositary, and all registered holders and other holders from time to time of preferred DRs issued thereunder. Except for the class of shares to be deposited, both deposit agreements are substantially the same, and each is referred to in this section as the deposit agreement. This summary is subject to and qualified in its entirety by reference to the deposit agreements, including the forms of DRs attached thereto, which are exhibits to the registration statement of which this prospectus is a part. Copies of the deposit agreement also are available for inspection at the offices of the DR depositary, currently located at 101 Barclay Street, New York, New York 10286, and at the office of the custodian, currently located at One Canada Square, London E14 5AC, United Kingdom. The DR depositary’s principal executive office is located at One Wall Street, New York, New York 10286.

Our DRs

The DR depositary will register and deliver to us all of the DRs to be issued in the Offers. We will then deliver, or cause to be delivered, (a) to the U.S. exchange agent all of the DRs to be distributed in the U.S. Offer, for further distribution to the tendering security holders of OJSC VimpelCom who elected to receive DRs in the U.S. Offer, and (b) to all tendering shareholders of OJSC VimpelCom in the Russian Offer who elected to receive DRs and which demonstrated their ability to receive DRs in accordance with the applicable Russian securities laws. Each preferred DR will represent one of our convertible preferred shares (or the right to receive one of our convertible preferred shares) and each common DR will represent one of our common shares (or the right to receive one of our common shares), deposited with the London office of the Bank of New York Mellon, as custodian for the DR depositary. Each DR will also represent any other securities, cash or other property which may be distributed to the holders of the underlying shares and which are held by the DR depositary under the applicable deposit agreement.

You may hold DRs either (a) directly (i) by having a Receipt, registered in your name, or (ii) by having DRs registered in your name in the DRS, or (b) indirectly, by holding a security entitlement in DRs through your broker or other financial institution. If you hold DRs directly, you are a registered DR holder. This description assumes that you are a registered DR holder. If you hold the DRs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of DR holders described in this section. You should consult with your broker or financial institution to learn about those procedures.

DRS is a system administered by DTC pursuant to which the DR depositary may register the ownership of uncertificated DRs, which ownership shall be evidenced by periodic statements sent by the DR depositary to the registered holders of uncertificated DRs.

As a DR holder, we will not treat you as one of our shareholders, and you will not have shareholder rights. The DR depositary will be the holder of the shares underlying your DRs. A deposit agreement among us, the DR depositary and you, as a DR holder, and all other persons indirectly holding DRs sets out DR holder rights as well as the rights and obligations of the DR depositary. New York law governs the deposit agreement and the DRs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of DR relating to the preferred DRs or the common DRs, as applicable. Directions on how to obtain copies of those documents are provided under “Additional Information for Securityholders – Incorporation of Documents by Reference.”

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The DR depositary has agreed to pay to DR holders the cash dividends or other distributions it or the custodian receives on our common shares or convertible preferred shares, after deducting its fees and expenses. You will receive these distributions in proportion to the number of common shares and convertible preferred shares your DRs represent.

•	Cash. The DR depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the

United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the DR depositary to distribute the foreign currency only to those DR holders to whom it is possible to do so. It will hold the foreign currency it cannot convert and distribute for the account of the DR holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. The DR depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the DR depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•

Shares. The DR depositary may distribute additional DRs representing any shares we distribute as a dividend or free distribution. The DR depositary will only distribute whole DRs. It will seek to sell shares which would require it to deliver a fractional DR and distribute the net proceeds in the same way as it does with cash. If the DR depositary does not distribute additional DRs, the outstanding DRs will also represent the new shares. The DR depositary may sell a portion of the distributed shares sufficient to pay its fees and expenses in connection with that distribution.

•

Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the DR depositary may make these rights available to DR holders. If the DR depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the DR depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The DR depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the DR depositary makes rights available to DR holders, it will exercise the rights and purchase the shares on your behalf. The DR depositary will then deposit the shares and deliver DRs to the persons entitled to them. It will only exercise rights if you pay it the exercise price and any other charges you are required to pay in connection with the exercise.

U.S. securities laws may restrict transfers and cancellation of the DRs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these DRs freely in the United States. In this case, the DR depositary may deliver restricted depositary shares that have the same terms as the DRs described in this section except with respect to changes needed to put the necessary restrictions in place.

•

Other distributions. The DR depositary will send to DR holders any other distributions on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in kind, the DR depositary has a choice. It may decide to sell such distributed assets and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold such distributed assets, in which case DRs will also represent the newly distributed assets. However, the DR depositary is not required to distribute any securities (other than DRs) to DR holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The DR depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The DR depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any DR holders. We have no obligation to register DRs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of DRs, shares, rights or anything else to DR holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us or the DR depositary to make them available to you.

Deposit, Withdrawal and Cancellation

How are DRs issued?

The DR depositary will deliver DRs if you or your broker deposits common shares or convertible preferred shares or evidence of rights to receive common shares or convertible preferred shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the DR depositary will register the appropriate number of DRs in the names you request and will deliver the DRs to or upon the order of the person or persons that made the deposit.

How can DR holders withdraw the deposited securities?

You may surrender your DRs at the DR depositary’s corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the DR depositary will deliver the shares and any other deposited securities underlying the DRs to the DR holder or a person the DR holder designates at the office of the custodian. Or, at your request, risk and expense, the DR depositary will deliver the deposited securities at its corporate trust office, if feasible.

DR holders have the right to cancel their DRs and withdraw the underlying shares at any time except:

•

when temporary delays arise because: (1) the DR depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on our shares;

•	when you owe money to pay fees, taxes and similar charges; and

•

when it is necessary to prohibit withdrawals in order to comply with any U.S. or foreign laws or governmental regulations that apply to DRs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the applicable deposit agreement.

How do DR holders interchange between certificated DRs and uncertificated DRs?

You may surrender your Receipts to the DR depositary for the purpose of exchanging your Receipts for uncertificated DRs. The DR depositary will cancel that Receipt and will send to the DR holder a statement confirming that the DR holder is the registered holder of uncertificated DRs.

Upon receipt by the DR depositary of a proper instruction from a registered holder of uncertificated DRs requesting the exchange of uncertificated DRs for certificated DRs, the DR depositary will execute and deliver to the DR holder a receipt evidencing those DRs.

Voting Rights

How do you vote?

Except where cumulative voting applies, our common shares and our convertible preferred shares entitle their holders to vote (as a single class) on all matters presented to a vote of our shareholders.

DR holders eligible to vote may instruct the DR depositary to vote the number of deposited common shares or convertible preferred shares their DRs represent. The DR depositary will notify DR holders of shareholders’ meetings and arrange to deliver our voting materials to them if we ask it to. Those materials will describe the matters to be voted on and explain how DR holders may instruct the DR depositary how to vote. For instructions to be valid, they must reach the DR depositary by a date set by the DR depositary. Otherwise, you won’t be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting far enough in advance to withdraw the shares.

The DR depositary will try, to the extent practicable, subject to the laws of Bermuda and our restated bye-laws, to vote or to have its agents vote the shares or other deposited securities as instructed by DR holders. The DR depositary will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the DR depositary to vote your shares. In addition, the DR depositary and its agents are not responsible for failing to carry out voting instructions or for the manner in which voting instructions are carried out. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the DR depositary as to the exercise of voting rights relating to deposited securities, if we request the DR depositary to act, we agree to give the DR depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares or DR holders must pay to the depositary:	For:
US$5.00 (or less) per 100 DRs (or portion of 100 DRs)	Issuance of DRs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of DRs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.02 (or less) per DR	Any cash distribution to DR holders

A fee equivalent to the fee that would be payable if securities distributed to you had been our shares and our shares had been deposited for issuance of DRs	Distribution of securities distributed to holders of deposited securities which are distributed by the DR depositary to DR holders

US$0.02 (or less) per DR per calendar year	Depositary service

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the DR depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

Converting foreign currency to U.S. dollars

Taxes and other governmental charges the DR depositary or the custodian have to pay on any DR or share underlying a DR, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the DR depositary or its agents for servicing the deposited securities	As necessary

The DR depositary has agreed to waive the fees that would otherwise be payable by holders of OJSC VimpelCom ADSs, including Telenor, and by recipients of DRs, including Altimo and Telenor, in connection with the Transactions, including the fees that would otherwise be due by holders of OJSC VimpelCom common shares who deposit their OJSC VimpelCom common shares with the OJSC VimpelCom ADS depositary in exchange for OJSC VimpelCom ADSs or surrender their OJSC VimpelCom ADSs for delivery of the underlying OJSC VimpelCom common shares. In addition, the DR depositary has agreed to reimburse us, Altimo and Telenor for certain fees and expenses incurred by us and them in connection with the Transactions, including agent fees, SEC registration and listing fees and printing expenses, and in respect of the administration and maintenance of the DR program established pursuant to the DR deposit agreements. There are limits on the amount of expenses for which the DR depositary will reimburse us in connection with the Transactions, but the amount of reimbursement available to us in connection with the Transactions is not related to the amount of fees the DR depositary collects from our shareholders or DR holders.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your DRs or on the deposited securities represented by any of your DRs. The DR depositary may refuse to register any transfer of your DRs or allow you to withdraw the deposited securities represented by your DRs until such taxes or other charges are paid. The DR depositary may apply payments owed to you or sell deposited securities represented by your DRs to pay any taxes owed and you will remain liable for any deficiency. If the DR depositary sells deposited securities represented by your DRs, it will, if appropriate, reduce the number of DRs held by you to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassification, Recapitalization and Mergers

If we:	Then:
Change the nominal or par value of our shares	The cash, shares or other securities received by the DR depositary will become deposited securities. Each DR will automatically represent its equal share of the new deposited securities.
Reclassify, split up or consolidate any of the deposited securities
Distribute securities on the shares that are not distributed to you	The DR depositary may, and will if we ask it to, distribute some or all of the cash, shares or other securities it received. It may also deliver new Receipts or ask you to surrender your outstanding Receipts in exchange for new Receipts identifying the new deposited securities.
Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the DR depositary to amend the deposit agreement and the DRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the DR depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of DR holders, it will not become effective for outstanding DRs until 30 days after the DR depositary notifies DR holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your DRs, to agree to the amendment and to be bound by the DRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The DR depositary will terminate the deposit agreement at our direction by mailing notice of termination to the applicable DR holders then outstanding at least 30 days prior to the date fixed in such notice for such termination. The DR depositary may also terminate the deposit agreement by mailing notice of termination to us and the applicable DR holders if 60 days have passed since the DR depositary told us it wants to resign but a successor DR depositary has not been appointed and accepted its appointment.

After termination, the DR depositary and its agents will do the following under the applicable deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of DRs. Four months after termination, the DR depositary may sell any remaining deposited securities by public or private sale. After that, the DR depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the DR holders that have not surrendered their DRs. It will not invest the money and has no liability for interest. The DR depositary’s only obligations will be to account for the money and other cash. After termination, our only obligations will be to indemnify the DR depositary and to pay fees and expenses of the DR depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of DRs

The deposit agreement expressly limits our obligations and the obligations of the DR depositary. It also limits our liability and the liability of the DR depositary. We and the DR depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if we are or it is prevented or delayed by law or circumstances beyond our control from performing our or its obligations under the deposit agreement;

•	are not liable if we or it exercises discretion permitted under the deposit agreement;

•

are not liable for the inability of any holder of DRs to benefit from any distribution on deposited securities that is not made available to holders of DRs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the DRs or the deposit agreement on your behalf or on behalf of any other person; and

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

In the deposit agreement, we and the DR depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the DR depositary will deliver or register a transfer of a DR, make a distribution on a DR, or permit withdrawal of shares, the DR depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The DR depositary may refuse to deliver DRs or register transfers of DRs generally when the transfer books of the DR depositary or our transfer books are closed or at any time if the DR depositary or we think it advisable to do so.

Pre-release of DRs

The deposit agreement permits the DR depositary to deliver DRs before deposit of the underlying shares. This is called a pre-release of the DRs. The DR depositary may also deliver shares upon cancellation of pre-released DRs (even if the DRs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the DR depositary. The DR depositary may receive DRs instead of shares to close out a pre-release. The DR depositary may pre-release DRs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the DR depositary in writing that it or its customer owns the shares or DRs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the DR depositary considers appropriate; and (3) the DR depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the DR depositary will limit the number of DRs that may be outstanding at any time as a result of pre-release, although the DR depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System (referred to in this section as Profile), will apply to uncertificated DRs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the DR depositary may register the ownership of uncertificated DRs, which ownership shall be evidenced by periodic statements sent by the DR depositary to the registered holders of uncertificated DRs. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of a registered holder of DRs, to direct the DR depositary to register a transfer of those DRs to DTC or its nominee and to deliver those DRs to the DTC account of that DTC participant without receipt by the DR depositary of prior authorization from the DR holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the DR depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an DR holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the DR holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the DR depositary’s reliance on and compliance with instructions received by the DR depositary through the DRS/Profile System and in accordance with the applicable deposit agreement, shall not constitute negligence or bad faith on the part of the DR depositary.

Shareholder Communications; Inspection of Register of Holders of DRs

The DR depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The DR depositary will send you copies of those communications if we ask it to. You have a right to inspect the register of holders of DRs, but not for the purpose of contacting those holders about a matter unrelated to our business or the DRs.

PLAN OF DISTRIBUTION

Each broker-dealer that receives DRs for its own account pursuant to the U.S. Offer must acknowledge that it will deliver a prospectus in connection with any resale of such DRs. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of the DRs received in exchange for OJSC VimpelCom shares or OJSC VimpelCom ADSs where they were acquired as a result of market-making activities or other trading activities. To the extent any such broker-dealer participates in the U.S. Offer, we have agreed that for a period of up to 180 days, we will use commercially reasonable efforts to make this prospectus, as amended or supplemented, available to such broker-dealer for use in connection with any such resale.

We will not receive any proceeds from any sale of DRs by broker-dealers. The DRs received by broker-dealers for their own accounts pursuant to the U.S. Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the DRs or a combination of these methods of resale, at market prices prevailing at the time of resale or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any DRs. Any broker-dealer that resells the DRs that were received by it for its own account pursuant to the U.S. Offer and any broker or dealer that participates in a distribution of the DRs may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any resale of the DRs and any commissions or concessions received by these persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incident to the Offers and will indemnify the holders of OJSC VimpelCom shares or OJSC VimpelCom ADSs, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

MATERIAL TAX CONSEQUENCES

U.S. Federal Income Tax Consequences

The following description generally summarizes the material U.S. federal income tax consequences generally applicable to a beneficial owner of our DRs arising from the Offers and the ownership or disposition of our DRs. The description below is based on the U.S. Internal Revenue Code of 1986, the U.S. Treasury Regulations issued under the Internal Revenue Code, and administrative rulings and court decisions in effect and available on the date hereof, all of which are subject to change, possibly with retroactive effect. This description is also based in part on the representations of the DR depositary and the assumption that each obligation in the deposit agreements and any related agreement will be performed in accordance with its terms. You should note that no rulings have been or are expected to be sought from the U.S. Internal Revenue Service (referred to in this prospectus as the IRS) with respect to any of the U.S. federal income tax consequences described below, and we cannot assure you that the IRS will not take contrary positions. Further, except to the extent expressly noted below, the following description does not deal with all U.S. federal income tax consequences applicable to any given investor, nor does it address the U.S. federal income tax consequences applicable to categories of investors some of which may be subject to special taxing rules (regardless of whether or not such persons constitute U.S. Holders (as defined below)), such as certain U.S. expatriates, banks, REITs, RICs, insurance companies, tax-exempt organizations, dealers or traders in securities or currencies, partnerships, S corporations, estates and trusts, investors that hold their DRs as part of a hedge, straddle or an integrated or conversion transaction, investors whose “functional currency” is not the U.S. dollar, and investors that own (or are deemed to own) 5.0% or more (by voting power or value) of our outstanding capital stock. Furthermore, it does not address (i) alternative minimum tax consequences or (ii) the indirect effects on persons who hold equity interests in a holder. In addition, this description generally is limited to investors that acquire their DRs pursuant to the Offers and that will hold their DRs as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code.

As used in this section, “U.S. Holder” means a beneficial owner of DRs that for U.S. federal income tax purposes is an individual citizen or resident of the United States, a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any state thereof (including the District of Columbia), an estate the income of which is subject to U.S. federal income taxation regardless of its source or a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons (as defined in the Internal Revenue Code) have the authority to control all substantial decisions of the trust, or a trust that has made a valid election under U.S. Treasury Regulations to be treated as a domestic trust. As used herein, “Non-U.S. Holder” generally means a beneficial owner of DRs (other than a partnership) that is not a U.S. Holder. If a partnership holds DRs, the tax treatment of such partnership or a partner in such partnership generally will depend upon the status of the partner and upon the activities of the partnership. Partnerships holding DRs, and partners in such partnerships, should consult their own tax advisors regarding the tax consequences of an investment in the DRs (including with regard to their status as U.S. Holders or Non-U.S. Holders).

The U.S. Treasury Department has expressed concern that depositaries for depositary receipt programs, or other intermediaries between the holders of shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of U.S. foreign tax credits by U.S. holders of such receipts or shares. Accordingly, the analysis regarding the availability of a U.S. foreign tax credit for taxes imposed by the Netherlands and sourcing rules described below could be affected by future actions that may be taken by the U.S. Treasury Department.

The Offers

U.S. Holders

It is the opinion of our counsel, Orrick, Herrington & Sutcliffe LLP, that the Offers in which DRs are received by holders will be treated as a tax-free exchange under the Internal Revenue Code. This opinion is subject to customary qualifications and assumptions, including assumptions that the Offers will be completed according to the terms of the Transaction Agreements, and that, based on other disclosure documents filed with the SEC, OJSC VimpelCom has not been classified as a passive foreign investment company (referred to in this prospectus as a PFIC) for U.S. federal income tax purposes for any taxable year during which there were U.S. Holders of the exchanged shares. Accordingly, U.S. Holders of OJSC VimpelCom shares or OJSC VimpelCom ADSs (referred to in this section as the exchanged shares) should recognize no gain or loss upon the exchange of the exchanged shares for the DRs pursuant to the Offers, provided that, in the case of a U.S. Holder who owns 5.0% or more (by voting power or value) of our capital stock immediately after the Offers and who realized gain with respect to such transaction, such U.S. Holder enters into a five-year gain recognition agreement with respect to such capital stock after such transaction, as provided in U.S. Treasury Regulations Section 1.367(a)-8(c).

A U.S. Holder will have a tax basis in the DRs equal to such holder’s tax basis in the exchanged shares exchanged therefore. A U.S. Holder’s holding period for the DRs will include the period during which the exchanged shares surrendered in exchange for such DRs were held prior to the Offers.

U.S. Holders of the exchanged shares that choose to receive cash consideration in exchange for their exchanged shares (i.e., 0.01 Russian roubles for each OJSC VimpelCom Share and 0.0005 Russian roubles for each OJSC VimpelCom ADS) generally will recognize gain or loss equal to the difference between the cash amount realized in the exchange and the U.S. Holder’s tax basis in its exchanged shares. If the exchanged shares are treated as traded on an “established securities market,” a cash basis taxpayer (or, if it elects, an accrual basis taxpayer) will determine the U.S. dollar value of the cash consideration by translating the amount received at the spot rate of exchange on the settlement date of the exchange. In general, a U.S. Holder of an exchanged share will have a tax basis in such exchanged share equal to the cost of the exchanged share. Such gain or loss generally will be long-term capital gain or loss assuming that the U.S. Holder has held the exchanged share for more than one year at the time of the exchange. In certain circumstances, U.S. Holders that are individuals may be entitled to preferential treatment for net long-term capital gains; however, the ability of U.S. Holders to offset capital losses against ordinary income is limited.

As described below under “Material Tax Consequences – Russian Tax Consequences – The Offers – Taxation of the Exchange of OJSC VimpelCom ADSs for DRs by Non-resident Holders,” under current Russian tax laws, U.S. Holders may be subject to Russian tax upon the exchange of their OJSC VimpelCom ADSs for DRs. U.S. Holders should note that the U.S. foreign tax credit with respect to any such Russian tax may be limited because the exchange of OJSC VimpelCom ADSs for DRs should not generate foreign source income for U.S. federal income tax purposes.

Non-U.S. Holders

Non-U.S. Holders will recognize no gain or loss or taxable income for U.S. federal income tax purposes with respect to the receipt of DRs pursuant to the Offers. Non-U.S. Holders generally will recognize no gain or loss or taxable income for U.S. federal income tax purposes with respect to the receipt of cash pursuant to the Offers unless (i) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States or (ii) in the case of any gain realized by an individual Non-U.S. Holder, such holder is present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Ownership of DRs

U.S. Holders

Ownership of DRs in General

For U.S. federal income tax purposes, a holder of DRs generally will be treated as the owner of the shares underlying the DRs.

Taxation of Dividends on DRs

Subject to the description below under “– Passive Foreign Investment Company Rules,” the gross amount of any distribution made by us of cash or property (other than certain distributions, if any, of securities distributed pro rata to all of our shareholders, including holders of DRs) with respect to DRs, before reduction for any taxes imposed by the Netherlands that are withheld therefrom, will be includible in income by a U.S. Holder as dividend income or “qualified dividend income” (as described below) to the extent such distributions are paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion below under “– Passive Foreign Investment Company Rules,” to the extent, if any, that the amount of any dividend paid by us exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of the U.S. Holder’s adjusted tax basis in the DRs and thereafter as capital gain. The Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles. Therefore, U.S. Holders should expect that distributions generally will be treated as dividends.

For taxable year 2010, dividends to non-corporate U.S. Holders generally will be treated as “qualified dividend income” that is taxable to such U.S. Holders at the preferential tax rates applicable to long-term capital gains (through 2010) provided that (i) the DRs are readily tradable on an established securities market in the United States, (ii) the Company is not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year; (iii) such U.S. Holder has owned the DRs for more than 60 days in the 121-day period beginning 60 days before the date on which the DRs become ex-dividend, and (iv) such U.S. Holder is not under an obligation (whether pursuant to a short sale or otherwise) to make payments with respect to positions in substantially similar or related positions.

Any such dividend paid in euros will be included in the gross income of a U.S. Holder in an amount equal to the U.S. dollar value of the euro on the date of receipt. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

To the extent described under “– Dutch Tax Consequences,” dividends we pay with respect to the DRs to U.S. Holders will be subject to withholding tax imposed by the Netherlands at a rate of 15.0%. Subject to certain conditions and limitations, tax withheld by the Netherlands on dividends may be deducted from a U.S. Holder’s U.S. taxable income or credited against a U.S. Holder’s U.S. federal income tax liability. Dividends received by a U.S. Holder with respect to the DRs will be treated as foreign source income, which may be relevant in calculating such holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends we distribute generally will constitute “passive income,” or, in the case of certain U.S. Holders that are members of a financial services group or persons predominantly engaged in the active conduct of a banking, insurance, financing or similar business, “general category income.”

Taxation on Sale or Exchange of DRs

Subject to the description below under “– Passive Foreign Investment Company Rules,” a U.S. Holder generally will recognize gain or loss on the sale or exchange of DRs equal to the difference between the amount realized on such sale or exchange and the U.S. Holder’s adjusted tax basis in the DRs. Such gain or loss will be capital gain or loss. In the case of a non-corporate U.S. Holder, the maximum marginal U.S. federal income tax rate applicable to such gain will be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income if such U.S. Holder’s holding period for such DRs exceeds one year. Gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

As described above in this section under “– The Offers – U.S. Holders,” a U.S. Holder will have a tax basis in the DRs equal to such holder’s tax basis in the exchanged shares exchanged therefor.

With respect to the sale or exchange of DRs, the amount realized generally will be the payment received for such DRs.

Non-U.S. Holders

Taxation of Cash Dividends on DRs

Subject to the description below under “– U.S. Backup Withholding Tax and Information Reporting,” a Non-U.S. Holder of DRs generally will not be subject to U.S. federal income or withholding tax on dividends received on DRs, unless such income is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States.

Taxation on Sale or Exchange of DRs

Subject to the description below under “– U.S. Backup Withholding Tax and Information Reporting,” a Non-U.S. Holder of DRs generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such DRs unless (i) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States or (ii) in the case of any gain realized by an individual Non-U.S. Holder, such holder is present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Passive Foreign Investment Company Rules

A Non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (i) at least 75.0% of its gross income is “passive income” or (ii) at least 50.0% of the gross value of its assets is attributable to assets that produce “passive income” or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions.

Based on certain estimates of its gross income and gross assets and the nature of its business, we believe that we will not be classified as a PFIC for our current taxable year. However, our status in future years will depend on our assets and activities in those years. We have no reason to believe that our assets or activities will change in a manner that would cause us to be classified as a PFIC. If we were to be classified as a PFIC, a U.S. Holder of DRs generally would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, the DRs.

If we were classified as a PFIC, U.S. Holders of DRs generally would, upon certain distributions (“excess distributions”) by us, and upon a disposition of DRs at a gain, be liable to pay tax at the highest tax rate on ordinary income in effect for each period to which the income is allocated plus an interest on the tax, as if such distributions and gain had been recognized ratably over the U.S. Holder’s holding period for the DRs. An interest charge would also be applied to the deferred tax amount resulting from the deemed ratable distributions. Finally, a U.S. Holder who acquired DRs from a decedent U.S. Holder would not receive the step-up of the income tax basis to fair market value for such DRs, but would have a tax basis equal to the decedent’s basis, if lower.

A shareholder of a PFIC may make a “mark-to-market” election for marketable PFIC stock and avoid certain rules described above. If the election is made, the shareholder would include in income each year an amount equal to the excess, if any, of the fair market value of the PFIC stock as of the close of the tax year over the shareholder’s adjusted basis in the stock. The shareholder generally would be allowed a deduction for the lesser of the excess, if any, of the adjusted basis of the PFIC stock over its fair market value as of the close of the tax year or certain unreversed inclusions with respect to such stock. Unreversed exclusions generally are defined as the excess, if any, of the mark-to-market gains for the stock included by the shareholder for earlier tax years, including any amount which would have been included for any earlier tax year but for the rules described above, over the mark-to-market losses for the stock that were allowed as deductions for earlier tax years. Amounts included in income or deducted under the mark-to-market election, as well as gain or loss on the actual sale or other disposition of the PFIC stock, would be treated as ordinary income or loss.

A shareholder of a PFIC may alternatively make a qualified electing fund (“QEF”) election provided in Section 1295 of the Code. A U.S. Holder of PFIC stock that makes a valid QEF election would, in very general terms, be required to include its pro rata share of the issuer’s ordinary income and net capital gains, unreduced by any prior year losses, in income for each taxable year (as ordinary income and long-term capital gain, respectively) and to pay tax thereon, even if the amount of that income is not the same as the dividends paid on the DRs. In this regard, a QEF election is effective only if certain required information is made available by us. We do not intend to supply U.S. Holders with the information necessary for U.S. Holders to comply with the requirements of the QEF election. Therefore, U.S. Holders should assume that they will not receive such information from us and would not be able to make a QEF election.

U.S. Holders should consult their own tax advisors regarding the tax consequences that would arise if we were to be treated as a PFIC.

U.S. Backup Withholding Tax and Information Reporting

U.S. backup withholding tax and information reporting requirements generally apply to certain payments to certain noncorporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, DRs made within the United States to a holder of DRs (other than an “exempt recipient,” including a corporation, a payee that is not a United States person that provides an appropriate certification and certain other persons). Currently, a payor will be required to withhold 28.0% of any payments of dividends on, or proceeds from the sale or redemption of, DRs within the United States to a holder (other than an “exempt recipient”) if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements.

The foregoing description is included in this prospectus for general information only and does not discuss all aspects of U.S. Federal income taxation that may be relevant to a particular holder of our DRs in light of the holder’s particular circumstances and income tax situation. You are urged to consult your own tax advisors as to any tax consequences to you from the Offers and the ownership and disposition of our DRs, including the application and effect of state, local, foreign and other tax laws.

Dutch Tax Consequences

The following summary solely addresses the material Dutch tax consequences for a Non-resident holder (as described below), including a U.S. Holder, of OJSC VimpelCom shares (including OJSC VimpelCom ADSs representing OJSC VimpelCom shares), or DRs in respect of their disposition or acquisition in the Offers and thereafter. This summary does not address every aspect of Dutch taxation that may be relevant to you, as a Non-resident holder, nor does it address special circumstances or treatment that may be available under applicable law. If you are a Non-resident holder of OJSC VimpelCom shares, you should consult your own tax adviser for more information about the tax consequences of your participation in the Offers and of acquiring, owning and disposing of DRs.

Where English terms and expressions are used in this summary to refer to Dutch concepts, the intended meanings are those of the equivalent Dutch concepts under Dutch tax law.

This summary is based on the tax law of the Netherlands, excluding unpublished case law, in effect as of the date of this prospectus. However, Dutch tax law is subject to change, sometimes on a retroactive basis. In addition, any change to our organizational structure or to the manner in which we conduct our business may affect the matters summarized below.

Where in this summary reference is made to a “holder” of OJSC VimpelCom shares or DRs, that concept includes, without limitation:

1.	an owner of one or more OJSC VimpelCom shares or DRs who in addition to the title to such OJSC VimpelCom shares or DRs has an economic interest therein;

2.	a person who or an entity that holds the entire economic interest in one or more OJSC VimpelCom shares or DRs;

3.	a person who or an entity that holds an interest in an entity, such as a partnership or a mutual fund, that is transparent for Dutch tax purposes, the assets of which comprise one or more OJSC VimpelCom shares or DRs; and

4.	a person who is deemed to hold an interest in OJSC VimpelCom shares or DRs, as referred to under 1, 2 and 3 above, pursuant to the attribution rules of article 2.14a, of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001), with respect to property that has been segregated, for instance in the form of a trust or a foundation.

The Offers

Income and Capital Gains Taxes

For purposes of this section only, you are a “Non-resident holder” if you satisfy the following tests:

(a) you are neither resident, nor deemed to be resident, in the Netherlands for purposes of Dutch income tax or corporation tax, as the case may be, and, if you are an individual, have not elected to be treated as a resident of the Netherlands for Dutch income tax purposes; and

(b) if you are not an individual, no part of the benefits derived from your OJSC VimpelCom shares is exempt from Dutch corporation tax under the participation exemption as laid down in the Dutch Corporation Tax Act 1969 (Wet op de vennootschapsbelasting 1969).

If you are a holder of OJSC VimpelCom shares and you satisfy test (a) but do not satisfy test (b), your Dutch corporation tax position is not discussed in this prospectus.

If you are a Non-resident holder, you will not be subject to any Dutch taxes on income or capital gains in respect of any benefits derived or deemed to be derived by you from OJSC VimpelCom shares, including any capital gain realized on the disposal thereof, except

(1) if (i) you derive profits from an enterprise, as an entrepreneur (ondernemer) or pursuant to a coentitlement to the net value of such enterprise, other than as a shareholder, if you are an individual, or other than as a holder of securities, if you are not an individual and (ii) such enterprise is either managed in the Netherlands or carried on, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands, and (iii) your OJSC VimpelCom shares are attributable to such enterprise; or

(2) if you are an individual and you derive benefits from OJSC VimpelCom shares that are taxable as benefits from miscellaneous activities (resultaat uit overige werkzaamheden) which are performed or deemed to be performed in the Netherlands.

See “– Ownership of DRs – Income and Capital Gains Taxes” below for a description of the circumstances under which the benefits derived from OJSC VimpelCom shares may be taxable as benefits from miscellaneous activities, on the understanding that such benefits will be taxable in the Netherlands only if such activities are performed or deemed to be performed in the Netherlands.

If you fall under exception (1) or (2), the disposal of your OJSC VimpelCom shares in exchange for DRs pursuant to the Offers will result in the recognition of a capital gain or a capital loss.

Dividend Withholding Tax

No Dutch dividend withholding tax will be due in respect of the exchange of OJSC VimpelCom shares for DRs pursuant to the Offers.

Other Taxes and Duties

No Dutch registration tax, transfer tax, stamp duty or any other similar documentary tax or duty, other than court fees, is payable by the holder of OJSC VimpelCom shares or DRs in respect of or in connection with (i) the subscription, issue, placement, allotment, delivery of DRs, (ii) the delivery or enforcement by way of legal proceedings (including the enforcement of any foreign judgment in the courts of the Netherlands) of the documents relating to the issue of DRs or the performance by VimpelCom Ltd. of its obligations under such documents, or (iii) the transfer of OJSC VimpelCom shares in exchange for DRs pursuant to the Offers.

Ownership of DRs

Income and Capital Gains Taxes

For purposes of this section, you are a “Non-resident holder” if you satisfy the following tests:

(a) you are neither resident, nor deemed to be resident, in the Netherlands for purposes of Dutch income tax or corporation tax, as the case may be, and, if you are an individual, have not elected to be treated as a resident of the Netherlands for Dutch income tax purposes;

(b) your DRs and any benefits derived or deemed to be derived therefrom have no connection with your past, present or future employment or membership of a management board (bestuurder) or a supervisory board (commissaris);

(c) your DRs do not form part of a substantial interest or a deemed substantial interest in VimpelCom Ltd. within the meaning of Chapter 4 of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001), unless such interest forms part of the assets of an enterprise; and

(d) if you are not an individual, no part of the benefits derived from your DRs is exempt from Dutch corporation tax under the participation exemption as laid down in the Dutch Corporation Tax Act 1969 (Wet op de vennootschapsbelasting 1969).

Generally, if you hold an interest in VimpelCom Ltd., such interest forms part of a substantial interest or a deemed substantial interest in VimpelCom Ltd. if any one or more of the following circumstances is present:

(1) You alone or, if you are an individual, together with your domestic partner, if any, own, or pursuant to article 2.14a, of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001) is deemed to own, directly or indirectly, either a number of shares in VimpelCom Ltd. representing 5.0% or more of its total issued and outstanding capital (or the issued and outstanding capital of any class of its shares), or rights to acquire, directly or indirectly, shares, whether or not already issued, representing 5.0% or more of its total issued and outstanding capital (or the issued and outstanding capital of any class of its shares), or profit participating certificates (winstbewijzen) relating to 5.0% or more of its annual profit or to 5.0% or more of its liquidation proceeds.

(2) You have acquired or are deemed to have acquired your shares, profit participating certificates or rights to acquire shares or profit participating certificates in VimpelCom Ltd. under a non-recognition provision.

(3) Your partner or any of your relatives by blood or by marriage in the direct line (including foster children) or of those of your partner has a substantial interest (as described under items (1) and (2) above) in VimpelCom Ltd.

A holder who is entitled to the benefits from shares or profit participating certificates (for instance a holder of a right of usufruct) is deemed to be a holder of shares or profit participating certificates, as the case may be, and his entitlement to benefits is considered a share or profit participating certificate, as the case may be.

If you are a holder of DRs and you satisfy test (a) above but do not satisfy any one or more of tests (b), (c) and (d), this summary does not address your Dutch income tax position or corporation tax position, as the case may be.

If you are a Non-resident holder of DRs, you will not be subject to any Dutch taxes on income or capital gains (other than the dividend withholding tax described below) in respect of any benefits derived or deemed to be derived by you from your DRs, including any capital gain realized on the disposal thereof, except in the following circumstances:

(1) if (i) you derive profits from an enterprise, as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net value of such enterprise, other than as a shareholder, if you are an individual, or other than as a holder of securities, if you are not an individual and (ii) such enterprise is either managed in the Netherlands or carried on, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands, and (iii) your DRs are attributable to such enterprise; or

(2) if you are an individual and you derive benefits from your DRs that are taxable as benefits from miscellaneous activities in the Netherlands.

If you are an individual and a Non-resident holder, you may derive, or be deemed to derive, benefits from your DRs that are taxable as benefits from miscellaneous activities in the following circumstances, among others:

(a) if your investment activities go beyond the activities of an active portfolio investor, for instance in the case of use of insider knowledge (voorkennis) or comparable forms of special knowledge; or

(b) if you hold DRs, whether directly or indirectly, and any benefits to be derived from such DRs are intended, in whole or in part, as remuneration for activities performed by you or by a person who is a connected person to you, as meant by article 3.92b, paragraph 5, of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001).

Such benefits will be taxable in the Netherlands only if such activities are performed or deemed to be performed in the Netherlands.

Attribution Rule

Benefits derived or deemed to be derived from certain miscellaneous activities by a child or a foster child who is under eighteen years of age are attributed to the parent who exercises, or the parents who exercise, authority over the child, irrespective of the country of residence of the child.

Dividend Withholding Tax

Dividends distributed by VimpelCom Ltd. to a Non-resident holder of DRs generally are subject to a withholding tax imposed by the Netherlands at a rate of 15.0%.

The concept “dividends distributed by VimpelCom Ltd.” as used in this section includes, but is not limited to, the following:

•	distributions in cash or in kind, deemed and constructive distributions and repayments of capital not recognized as paid-in for Dutch dividend withholding tax purposes;

•	liquidation proceeds and proceeds of repurchase or redemption of shares in excess of the average capital recognized as paid-in for Dutch dividend withholding tax purposes;

•

the par value of shares issued by VimpelCom Ltd. to a holder of its shares or DRs or an increase of the par value of shares, as the case may be, to the extent that it does not appear that a contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

•

partial repayment of capital, recognized as paid-in for Dutch dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst), unless (a) VimpelCom Ltd.’s shareholders have resolved in advance to make such repayment and (b) the par value of the shares concerned has been reduced by an equal amount by way of an amendment to its memorandum of association.

If a Non-resident holder of DRs is resident in the Netherlands Antilles or Aruba or in a country that has concluded a double taxation treaty with the Netherlands, such holder may be eligible for a full or partial relief from the dividend withholding tax, provided such relief is timely and duly claimed. Pursuant to Dutch rules to avoid dividend stripping, dividend withholding tax relief will only be available to the beneficial owner of dividends distributed by VimpelCom Ltd. The Dutch tax authorities have taken the position that this beneficial-ownership test can also be applied to deny relief from dividend withholding tax under double tax treaties and the Tax Arrangement for the Kingdom (Belastingregeling voor het Koninkrijk).

In addition, a Non-resident holder of DRs that is not an individual, is entitled to an exemption from dividend withholding tax, provided that the following tests are satisfied:

1.	it is, according to the tax law of a Member State of the European Union or a state designated by ministerial decree, that is a party to the Agreement regarding the European Economic Area, resident there and it is not transparent according to the tax law of such state;

2.	any one or more of the following threshold conditions are satisfied:

a.	at the time the dividend is distributed by VimpelCom Ltd., it holds shares representing at least 5.0% of the nominal paid up capital of VimpelCom Ltd.; or

b.	it has held shares representing at least 5.0% of the nominal paid up capital of VimpelCom Ltd. for a continuous period of more than one year at any time during the four years preceding the time the dividend is distributed by VimpelCom Ltd.; or

c.	it is connected with VimpelCom Ltd. within the meaning of article 10a, paragraph 4, of the Dutch Corporation Tax Act 1969 (Wet op de vennootschapsbelasting 1969); or

d.	an entity connected with it within the meaning of article 10a, paragraph 4, of the Dutch Corporation Tax Act 1969 (Wet op de vennootschapsbelasting 1969) holds at the time the dividend is distributed by VimpelCom Ltd., shares representing at least 5.0% of the nominal paid up capital of VimpelCom Ltd.;

3.	it is not considered to be resident outside the Member States of the European Union or the states designated by ministerial decree, that are a party to the Agreement regarding the European Economic Area under the terms of a double taxation treaty concluded with a third State; and

4.	the holder of DRs does not perform a similar function as an investment institution (beleggingsinstelling) as meant by article 6a or article 28 of the Dutch Corporation Tax Act 1969 (Wet op de vennootschapsbelasting 1969).

The exemption from dividend withholding tax is not available if pursuant to a provision for the prevention of fraud or abuse included in a double taxation treaty between the Netherlands and the country of residence of the Non-resident holder of DRs, such holder would not be entitled to the reduction of tax on dividends provided for by such treaty. Furthermore, the exemption from dividend withholding tax will only be available to the beneficial owner of dividends distributed by VimpelCom Ltd. if a Non-resident holder of DRs is resident in a Member State of the European Union with which the Netherlands has concluded a double taxation treaty that provides for a reduction of tax on dividends based on the ownership of the number of voting rights, the test under 2.a. above is also satisfied if such holder owns 5.0% of the voting rights in VimpelCom Ltd.

Pursuant to Dutch rules to avoid dividend stripping, a holder of DRs who receives proceeds from such DRs will not be recognized as the beneficial owner of such proceeds if, in connection with the receipt of the proceeds, it has given a consideration, in the framework of a composite transaction including, without limitation, the mere acquisition of one or more dividend coupons or the creation of short-term rights of enjoyment of shares (kortlopende genotsrechten op aandelen), whereas it may be presumed that (a) such proceeds in whole or in part, directly or indirectly, inure to a person who would not have been entitled to an exemption from, reduction or refund of, or credit for, dividend withholding tax, or who would have been entitled to a smaller reduction or refund of, or credit for, dividend withholding tax than the actual recipient of the proceeds; and (b) such person acquires or retains, directly or indirectly, an interest in VimpelCom Ltd. shares, DRs or similar instruments, comparable to its interest in DRs prior to the time the composite transaction was first initiated.

Gift and Inheritance Taxes

If you are a holder of DRs and dispose of DRs by way of gift, in form or in substance, or if you are an individual and a holder of DRs and you die, no Dutch gift tax or Dutch inheritance tax, as the case may be, will be due unless:

•	you are, or at the time of your death you were, resident or deemed to be resident in the Netherlands for purposes of Dutch gift or inheritance tax, as applicable; or

•	you make a gift of DRs, then become a resident or deemed resident of the Netherlands, and die as a resident or deemed resident of the Netherlands within 180 days after the date of the gift.

Russian Tax Consequences

The following summary addresses the Russian tax consequences to Russian resident and non-resident holders in connection with the Offers and to a Dutch tax resident in connection with the acquisition and ownership of OJSC VimpelCom’s shares (as previously noted, VimpelCom Ltd., VimpelCom Amsterdam and VimpelCom Holdings are Dutch tax resident companies). This summary is of general nature and is based on the laws of Russia in effect as of the date of this prospectus. Russian tax laws are subject to frequent change, sometimes on a retroactive basis. The descriptions provided below should not be viewed as tax advice, and you should consult your own tax adviser as to any specific tax to which you may be subject.

Russian tax laws and regulations generally are characterized by poor drafting and internal inconsistencies. As a result, tax practice is often inconsistent, which gives rise to disputes with the tax authorities as to the application of tax rules. The situation is aggravated by the fact that Russian local courts are often inexperienced and ill equipped to consider tax disputes, leading them to rely on the pro-fiscal positions of the Russian tax authorities. See also “Risk Factors – Risks Relating to the Legal and Regulatory Environment in Russia, Ukraine and Other Emerging Markets in Which We Operate – Unpredictable tax systems give rise to significant uncertainties and risks that could complicate our tax planning and business decisions.”

The Offers

Taxation of the Exchange of OJSC VimpelCom ADSs for DRs by Russian Resident Holders

Russian Resident Holders – Legal Entities or Organizations

Under Russian tax laws applicable to legal entities or organizations, a share-for-share exchange where the transaction constitutes a “contribution to capital” is generally treated as a non-taxable event for Russian tax purposes. “Contribution to capital” is generally defined as a contribution of property by a Russian taxpayer to another Russian taxpayer in exchange for its shares (if the recipient of the contribution is organized as a Russian joint stock company), interest (if the recipient is organized as a Russian LLC), or units (if it is a Russian unit investment fund). Russian tax laws do not address situations where a Russian taxpayer makes a contribution to a non-Russian entity, or where there is an exchange for depositary receipts representing shares rather than for the actual shares (or interest in an LLC or units). Accordingly, since VimpelCom Ltd. is a non-Russian taxpayer and it will be offering DRs in exchange for OJSC VimpelCom ADSs rather than for the underlying OJSC VimpelCom shares in the Offers, the exchange of OJSC VimpelCom ADSs for DRs by a Russian resident holder could be regarded by the Russian tax authorities as a taxable event.

Should the exchange of OJSC VimpelCom ADSs for DRs by Russian resident holders be regarded by the Russian tax authorities as a taxable event, capital gains arising from such exchange should be taxed at the regular

Russian profit tax rate of 20.0%. The tax base in respect of the exchange or other disposition of OJSC VimpelCom ADSs should be calculated as their market value at the time of disposition less documented expenses related to the holder’s initial acquisition of the OJSC VimpelCom ADSs (including the purchase price of the OJSC VimpelCom ADSs and expenses associated with the purchase, ownership and disposition of the OJSC VimpelCom ADSs).

Russian Resident Holders – Individuals

Unlike the Russian tax laws applicable to legal entities or organizations, Russian tax laws applicable to the taxation of individuals do not contain a specific exemption for “contribution to capital.” Nevertheless, according to unofficial clarifications of the Russian tax authorities, a share-for-share exchange, if regarded as a “contribution to capital,” should not be treated as a taxable event. These clarifications, however, do not address situations where the Russian holder receives depository receipts representing shares rather than the actual shares as a result of the exchange.

Therefore, should the exchange of OJSC VimpelCom ADSs for DRs by Russian resident holders who are individuals not be regarded as a “contribution to capital” for personal income tax purposes, there is a risk that capital gains arising from the exchange or other disposition of the OJSC VimpelCom ADSs by individuals who are Russian resident holders should be declared on the holder’s annual tax declaration and should be subject to personal income tax at a rate of 13.0%.

Although the Russian tax laws are unclear, the tax base in respect of the exchange or other disposition of OJSC VimpelCom ADSs by an individual should be calculated as the market value of the DRs at the time of the exchange, subject to an allowed market price deviation limit provided under the applicable Russian rules, less documented expenses related to the holder’s initial acquisition of the OJSC VimpelCom ADSs (including the purchase price of the OJSC VimpelCom ADSs and expenses associated with the purchase, ownership and disposition of the OJSC VimpelCom ADSs).

Because Russian laws relating to the taxation of income derived by Russian resident holders (including individuals, legal entities and organizations) from the exchange of OJSC VimpelCom ADSs for DRs are not entirely clear, Russian resident holders should consult their own tax advisers regarding the tax consequences of their participation in the Offers in their particular circumstances.

Taxation of the Exchange of OJSC VimpelCom ADSs for DRs by Non-resident Holders

For the purposes of this section, a “non-resident holder” means: (i) an individual who is not considered a tax resident in Russia under Russian tax laws in effect when they earn income from OJSC VimpelCom ADSs, OJSC VimpelCom shares or DRs, or (ii) a legal entity or organization that is not incorporated or otherwise organized under Russian law, which purchases, holds and disposes of OJSC VimpelCom ADSs, OJSC VimpelCom shares or DRs other than through its permanent establishment in Russia.

Russian tax laws applicable to securities, and, in particular, to the tax treatment of a non-resident holder of Russian securities, are characterized by significant uncertainties and by the absence of clear interpretative guidance. Russian tax laws and procedures are not well developed and rules are sometimes interpreted differently by different tax inspectors. In addition, the substantive provisions of Russian tax laws may be subject to more rapid and unpredictable change than in a jurisdiction with more developed capital markets, as further described under “Risk Factors – Risks Relating to the Legal and Regulatory Environment in Russia, Ukraine and Other Emerging Markets in Which We Operate – Unpredictable tax systems give rise to significant uncertainties and risks that could complicate our tax planning and business decisions.”

Non-resident Holders – Legal Entities or Organizations

A non-resident holder that is a legal entity or organization should not be subject to any Russian income or withholding taxes in connection with the exchange of OJSC VimpelCom ADSs or OJSC VimpelCom shares provided that OJSC VimpelCom’s assets consist of 50.0% or less of immovable property located on the territory of the Russian Federation. While we have not performed any specific calculations, we believe that 50.0% or less of OJSC VimpelCom’s assets consist of real property and other immovable property located in the territory of the Russian Federation for Russian tax purposes.

If, however, the assets of OJSC VimpelCom consist of more than 50.0% of immovable property located in the territory of the Russian Federation, the exchange or other disposition of OJSC VimpelCom ADSs or OJSC VimpelCom shares, in general, should be subject to Russian withholding tax at 20.0% of any gain realized on such disposal by the non-resident holder. The gain should be determined as the difference between the market value at the time of disposition and all expenses relating to the acquisition, holding and disposition of OJSC VimpelCom ADSs or OJSC VimpelCom shares paid by the non-resident holder, provided that the non-resident holder is able to present documents confirming such expenses. If a non-resident holder is not able to present documents confirming expenses related to the acquisition, holding and disposition of OJSC VimpelCom ADSs or OJSC VimpelCom shares, the Russian withholding tax should be withheld at 20.0% of the gross proceeds. Please note, however, that there is no practical mechanism for such tax withholding in the context of the exchange of OJSC VimpelCom ADSs or OJSC VimpelCom shares for non-resident holders. In addition, such Russian withholding tax may be reduced or eliminated in accordance with the provisions of an applicable double tax treaty. For example, under the income tax treaty between the United States and the Russian Federation, U.S. residents that are eligible for the benefits of the treaty would be exempt from the imposition of Russian tax in respect of capital gains realized on the exchange or other disposition of OJSC VimpelCom ADSs or OJSC VimpelCom shares provided that (i) less than 50.0% of OJSC VimpelCom’s assets consist of real property and other immovable property located in the territory of the Russian Federation, and (ii) the U.S. residents comply with all documentation requirements imposed under Russian tax laws.

Non-resident holders that are legal entities or organizations should consult their own tax advisers with respect to the tax considerations relating to the exchange or other disposition of the OJSC VimpelCom ADSs or OJSC VimpelCom shares, including with respect to the application of any applicable double tax treaty.

Non-resident Holders – Individuals

A non-resident holder who is an individual generally should not be subject to Russian tax in respect of the capital gains realized on the exchange or other disposition of OJSC VimpelCom ADSs or OJSC VimpelCom shares, provided that the proceeds of such sale, exchange or other disposition are not received from a source within Russia. In the event that the proceeds from the exchange or other disposition of the OJSC VimpelCom ADSs or OJSC VimpelCom shares are received from a source within Russia, a non-resident holder who is an individual may be subject to Russian tax in respect of such proceeds at a rate of 30.0% on the gain from such exchange or other disposition (i.e., gross proceeds less any available cost deduction, including the original purchase price). In the absence of a clear definition of what constitutes income from sources within Russia in the case of an exchange of securities, there is a risk that income from an exchange or other disposition of Russian securities may be considered as received from a Russian source. However, in practice, it is unlikely that Russian tax authorities would impose such a tax when the exchange is completed outside of Russia by non-residents.

There is a risk that a holder’s taxable basis in OJSC VimpelCom ADSs or OJSC VimpelCom shares may be affected by changes in the exchange rates between the currency of acquisition of the OJSC VimpelCom ADSs or OJSC VimpelCom shares, the currency of an exchange or other disposition of the OJSC VimpelCom ADSs or OJSC VimpelCom shares and the rouble.

Personal income tax on an exchange or other disposition of the OJSC VimpelCom ADSs or OJSC VimpelCom shares may be reduced or eliminated in accordance with the provisions of an applicable double tax treaty. For example, under the income tax treaty between the United States and the Russian Federation, U.S. residents that are eligible for the benefits of the treaty would be exempt from the imposition of Russian tax in respect of capital gains realized on the exchange or other disposition of OJSC VimpelCom ADSs or OJSC

VimpelCom shares provided that (i) less than 50.0% of OJSC VimpelCom’s assets consist of real property and other immovable property located in the territory of the Russian Federation, and (ii) the U.S. residents comply with all documentation requirements imposed under Russian tax laws. Non-resident holders who are individuals should consult their own tax advisers with respect to the tax considerations relating to the exchange or other disposition of the OJSC VimpelCom ADSs or OJSC VimpelCom shares, including with respect to the application of any applicable double tax treaty.

Taxation of Dividends

Under Russian tax laws, dividends paid by a Russian company to its shareholders who are resident in the Netherlands are subject to Russian withholding tax at a rate of 15.0%. However, the applicable rate may be reduced based on the provisions of the relevant double tax treaty. According to the double tax treaty presently in effect between Russia and the Netherlands, withholding tax on dividends paid by a Russian company to a Dutch resident company can be reduced to 5.0% if the recipient, which is the beneficial owner of the dividends, meets the following conditions:

•	the recipient directly holds at least 25.0% of the Russian company’s capital; and

•	the recipient has invested at least EUR 75,000 (or its Russian rouble equivalent) in the Russian company’s capital.

If VimpelCom Holdings, which will hold the OJSC VimpelCom shares that VimpelCom Ltd. acquires in the Offers and the Squeeze-out, provides OJSC VimpelCom with a duly completed Dutch tax residency certificate and acquires the OJSC VimpelCom shares by paying VimpelCom Ltd. the fair market value of the OJSC VimpelCom shares through a combination of a promissory note and at least EUR 75,000 in cash (which it intends to do), we believe that VimpelCom Holdings will be entitled to a 5.0% withholding tax rate on all dividends received from OJSC VimpelCom pursuant to the application of a reduced withholding tax under the double tax treaty presently in effect between Russia and the Netherlands.

Owning OJSC VimpelCom Shares

The mere ownership of OJSC VimpelCom shares by VimpelCom Ltd. or VimpelCom Holdings will not give rise to Russian taxes. Any tax consequences generally will only be recognized upon the completion of certain transactions with respect to the ownership of OJSC VimpelCom shares.

Ukrainian Tax Consequences

The following summary addresses the Ukrainian tax considerations to a Dutch tax resident in connection with the acquisition and ownership of Kyivstar’s shares. This summary is of general nature and is based on the laws of Ukraine in effect as of the date of this prospectus. Ukrainian tax laws are subject to frequent change, sometimes on a retroactive basis. The descriptions provided below should not be viewed as tax advice, and you should consult your own tax adviser as to any specific tax to which you may be subject.

Ukrainian tax laws and regulations generally are characterized by poor drafting and internal inconsistencies. As a result, tax practice is often inconsistent, which gives rise to disputes with the tax authorities as to the application of tax rules. The situation is aggravated by the fact that Ukrainian local courts are often inexperienced and ill equipped to consider tax disputes, leading them to rely on the pro-fiscal positions of the Ukrainian tax authorities. See also “Risk Factors – Risks Relating to the Legal and Regulatory Environment in Russia, Ukraine and Other Emerging Markets in Which We Operate – Unpredictable tax systems give rise to significant uncertainties and risks that could complicate our tax planning and business decisions.”

Taxation of Dividends

Under Ukrainian tax laws, dividends paid by a Ukrainian company to its shareholders who are resident in the Netherlands are be subject to Ukrainian withholding tax at a rate of 15.0%. However, the applicable rate may be reduced based on the provisions of the relevant double tax treaty. According to the double tax treaty between Ukraine and the Netherlands, withholding tax on dividends paid to a Dutch resident can be reduced to either:

•

5.0%, if the recipient, being the beneficial owner of dividends, is a company (other than a partnership) holding directly at least 20.0% of the capital of the Ukrainian company paying the dividends, or

•

0.0%, if the recipient, being the beneficial owner of the dividends, is a company (other than a partnership) holding directly at least 50.0% of the capital of the Ukrainian company paying the dividends, provided that an investment of at least US$0.3 million, or its equivalent in hryvnia, has been made in the capital of such Ukrainian company.

If VimpelCom Holdings provides Kyivstar with a duly completed Dutch tax residency certificate, VimpelCom Holdings will be entitled to a 0.0% withholding tax exemption.

In 2008, the Ukrainian state tax administration issued a clarification letter of non-binding nature that adversely interprets the requirements in respect of the 0.0% exemption of dividend payments under the Ukraine-Netherlands double tax treaty. In particular, it disqualifies investments in the capital of Ukrainian companies made by former shareholders and claims that only investments by a current Dutch shareholder should be taken in consideration when determining the applicability of the exemption. Therefore, given that VimpelCom Holdings has not made any direct investment into Kyivstar, its eligibility for the exemption may be questioned. The mentioned clarification letter generally lacks legal grounds and is unlikely to prevail should a court dispute arise. In addition, the clarification letter was heavily criticized by investors and the business community. As a response to such criticism, top officers of the Ukrainian state tax administration publicly expressed their intention to revoke the clarification letter.

In view of the above, there is a risk that the Ukrainian tax authorities may claim that withholding tax in respect of the dividends paid by Kyivstar to VimpelCom Holdings should be withheld at the rate of 5.0% or even 15.0% (if the tax authority denies the applicability of the 0.0% exemption and pays no regard to the alternative 5.0% exemption because neither Kyivstar or VimpelCom Holdings expressly claimed such exemption while making the dividend payment).

Owning Kyivstar’s Shares

The mere ownership of Kyivstar shares by VimpelCom Holdings will not give rise to Ukrainian taxes. Any tax consequences generally will only be recognized upon the completion of certain transactions with respect to the ownership of Kyivstar’s shares.

LEGAL MATTERS AND EXPERTS

Legal Matters

Certain legal matters in connection with the U.S. Offer will be passed upon for us by Wakefield Quin, as to matters of the laws of Bermuda, and by Orrick, Herrington & Sutcliffe LLP and Skadden, Arps, Slate, Meagher & Flom (UK) LLP, as to matters of New York and United States federal securities laws and United States federal tax laws.

Experts

The consolidated financial statements of OJSC VimpelCom as of December 31, 2008 and 2009, and for each of the three years in the period ended December 31, 2009, included in this prospectus have been audited by Ernst & Young LLC, independent registered public accounting firm, as set forth in their report thereon, and appearing elsewhere in this prospectus and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. Ernst & Young LLC is a member of the Russian Chamber of Auditors (Auditorskaya Palata Rossii).

The consolidated financial statements of Golden Telecom as of December 31, 2006 and 2007, and for each of the three years in the period ended December 31, 2007, included in this prospectus, have been audited by Ernst & Young LLC, independent registered public accounting firm, as set forth in their report thereon, and appearing elsewhere in this prospectus, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Kyivstar as of December 31, 2007, 2008 and 2009, and for each of the three years in the period ended December 31, 2009, included in this prospectus, have been audited by Ernst & Young Audit Services LLC, independent auditors, as set forth in their report thereon, and appearing elsewhere in this prospectus, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

ADDITIONAL INFORMATION FOR SECURITYHOLDERS

Where You Can Find More Information

We have filed with the SEC a registration statement on Form F-4 under the Securities Act to register the issuance of the DRs being offered in this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and the Offers, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and, where such contract or other document is an exhibit to the registration statement, each such statement is qualified by the provisions in such exhibit to which reference is hereby made.

We are not currently subject to the informational requirements of the Exchange Act. As a result of the effectiveness of our Registration Statement on Form F-4, we will become subject to the informational requirements of the Exchange Act and, in accordance therewith, will file reports and other information with the SEC. The registration statement and other information can be inspected and copied at the public reference facilities maintained by the SEC located at Room 1580, 100 F Street, N.E., Washington D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the SEC’s public reference facilities at its principal office in Washington, D.C. 20549, at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the public reference facilities. Such materials may also be accessed electronically by means of the SEC’s home page on the Internet (http://www.sec.gov), free of charge. Please call the SEC at 1-800-732-0330 for further information on public reference rooms.

Incorporation of Documents by Reference

As allowed by the SEC, this prospectus does not contain all the information you can find in our prospectus or the exhibits to the prospectus. The SEC allows us to “incorporate by reference” certain information about OJSC VimpelCom into this prospectus, which means that:

•	incorporated documents are considered part of this prospectus;

•	we can disclose important information to you by referring you to those documents; and

•

information that OJSC VimpelCom files with or furnishes to the SEC after the date of this prospectus that is incorporated by reference into this prospectus automatically supplements, updates and supersedes conflicting information in this prospectus.

This prospectus incorporates by reference the documents of OJSC VimpelCom listed below. Unless otherwise noted, all documents incorporated by reference have the SEC file number 001-14522.

•	OJSC VimpelCom’s Annual Report on Form 20-F/A (Amendment No. 2) for the year ended December 31, 2008, filed with the SEC on March 18, 2010;

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OJSC VimpelCom’s Form 6-K, announcing board of directors’ unanimous decision to recommend to its annual general shareholders meeting that OJSC VimpelCom not pay dividends based on its financial year 2008 financial results, furnished to the SEC on February 5, 2009;

•

OJSC VimpelCom’s Form 6-K, announcing its intention to submit documentation to the Russian Federal Financial Markets Service regarding the issue of up to RUB 30,000.0 million of Russian rouble-denominated bonds, furnished to the SEC on February 10, 2009;

•	OJSC VimpelCom’s Form 6-K, announcing a planned change in management, furnished to the SEC on March 2, 2009;

•	OJSC VimpelCom’s Form 6-K, announcing its entry into two non-revolving RUB 8,000.0 million and $250 million credit line agreements with Sberbank, furnished to the SEC on March 10, 2009;

•	OJSC VimpelCom’s Form 6-K, announcing the commercial launch of mobile operations in Cambodia under its ‘Beeline’ brand, furnished to the SEC on May 18, 2009;

•	OJSC VimpelCom’s Form 6-K, announcing that its Annual General Shareholders Meeting approved all agenda items and elected its new board of directors, furnished to the SEC on June 10, 2009;

•	OJSC VimpelCom’s Form 6-K, announcing the issue of bonds in an aggregate principal amount of RUB 10,000.0 million, furnished to the SEC on July 14, 2009;

•

OJSC VimpelCom’s Form 6-K, announcing the commercial launch of mobile operations in Vietnam under its ‘Beeline’ brand through GTEL-Mobile Joint Stock Company, its mobile telecommunications joint venture in Vietnam, furnished to the SEC on July 20, 2009;

•	OJSC VimpelCom’s Form 6-K, announcing its entry into a RUB 10,000.0 million credit line agreement with Sberbank, furnished to the SEC on September 4, 2009;

•

OJSC VimpelCom’s Form 6-K, announcing its entry into an agreement for the acquisition of a 78.0% stake in Millicom Lao Co., Ltd., a Laotian mobile telecommunications operator, furnished to the SEC on September 17, 2009;

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OJSC VimpelCom’s Form 6-K, announcing its completion of the acquisition of a 7.0% indirect stake in Limited Liability Company “Unitel” in Uzbekistan for US$57.5 million pursuant to the seller’s exercise of its put option, furnished to the SEC on September 25, 2009;

•	OJSC VimpelCom’s Form 6-K, announcing the results of its cash tender offer for certain of its outstanding loan participation notes, furnished to the SEC on October 13, 2009;

•

OJSC VimpelCom’s Form 6-K, announcing that the board of directors approved convocation of an extraordinary general meeting of shareholders to vote on an interim dividend payment based on the operating results for the nine months ended on September 30, 2009 in the amount of RUB 190.13 per common share, furnished to the SEC on November 2, 2009; and

•

OJSC VimpelCom’s Form 6-K, announcing the shareholders’ approval of the interim cash dividend payment based on the operating results for the nine months ended September 30, 2009, in the amount of RUB 190.13 per common share, furnished to the SEC on December 17, 2009.

This prospectus also incorporates by reference each of the following documents that OJSC VimpelCom files with or furnishes to the SEC after the date of this prospectus until the expiration of the U.S. Offer or the date that the U.S. Offer is terminated:

•	any annual reports filed pursuant to Section 13 or 15(d) of the Exchange Act; and

•	any current reports furnished on Form 6-K that indicate that they are incorporated by reference in this prospectus.

You should rely only on the information contained in, or incorporated by reference into, this prospectus in deciding whether to accept this U.S. Offer. We have not authorized anyone to provide you with information that is different than what is contained in, or incorporated by reference into, this prospectus. This prospectus is accurate as of its date. You should not assume that the information contained in this prospectus is accurate as of any date other than that date, and neither the mailing of this prospectus to you nor the issuance of the DRs in the U.S. Offer shall create any implication to the contrary.

Enforceability of Civil Liabilities Under the United States Securities Laws

We are organized under the laws of Bermuda and headquartered in the Netherlands. Most of our directors, officers and experts named in this prospectus are not residents of the United States, and all or a substantial portion of their assets and all of our assets are located outside of the United States. As a result, it may be difficult for you to effect service of process within the United States upon us or our directors, officers and experts who are not residents of the United States or to enforce in the United States judgments of U.S. courts based upon civil liability under the federal securities laws of the United States. Further, no claim may be brought in Bermuda against us or our directors and officers in the first instance for violations of U.S. federal securities laws because these laws have no extraterritorial jurisdiction under Bermuda law and do not have the force of law in Bermuda. A Bermuda court may, however, impose civil liability on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law.

We have been advised by Wakefield Quin, our Bermuda counsel, that there is doubt as to whether the courts of Bermuda would enforce judgments of U.S. courts obtained in actions against us or our directors and officers, as well as the experts named in this prospectus, predicated upon the civil liability provisions of the U.S. federal securities laws or original actions brought in Bermuda against us or such persons predicated solely upon U.S. federal securities laws. A Bermuda court would consider enforcement of a final and conclusive judgment in personam (which means a judgment against a specific person rather than against specific property), obtained in a court in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a similar nature or in respect of a fine or other penalty), provided that the Bermuda court is satisfied that each of the following conditions is met: (1) the U.S. court had proper jurisdiction over the parties subject to such judgment; (2) the U.S. court did not contravene the rules of natural justice of Bermuda; (3) the judgment of the U.S. court was not obtained by fraud; (4) the enforcement of the judgment would not be contrary to the public policy of Bermuda; (5) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of Bermuda; and (6) there is due compliance with the correct procedures under the laws of Bermuda. However, a Bermuda court may decline to enforce a U.S. court judgment for payment of a fixed contractual sum by way of damages, where the fixed sum is regarded by the Bermuda court as a penalty – that is, a requirement to pay a particular sum irrespective of, or necessarily greater than, the loss likely to be suffered.

Further, we have been advised by Wakefield Quin that there is no treaty in effect between the United States and Bermuda providing for the enforcement of judgments of U.S. courts. While a judgment of the U.S. courts may be the subject of enforcement proceedings in Bermuda, there are grounds upon which Bermuda courts may decline to enforce judgments of U.S. courts. Some remedies available under U.S. law, including some remedies available under the U.S. federal securities laws, may not be enforced by Bermuda courts because they are contrary to Bermuda’s public policy. Because judgments of U.S. courts are not automatically enforceable in Bermuda, it may be difficult for you to recover against us based upon such judgments.

Our process agent in the United States is CT Corporation System, located at 111 Eighth Avenue, 13th Floor, New York, New York, 10011.

ANNEX A: TECHNICAL GLOSSARY

The following explanations are not intended as technical definitions, but to assist the reader to understand certain terms used in this prospectus.

3G is the third generation standard of mobile telecommunications technology, also known as Universal Mobile Telecommunications System, that permits simultaneous use of speech and data services.

ARPU (Average Revenue per User) is a measurement of the average revenue generated per mobile subscriber.

Backbone is an element of the network infrastructure that provides connections among the network’s connection points.

Bandwidth is a continuous range of frequencies.

Base station is a base station that serves each geographic area in a network. Each area consists of 13 sectors and each sector is served by 14 TRUs.

Base station controller is a station controller, to which each base station is connected, and which is in turn connected to a mobile switching center.

Cell, with respect to wireless telecommunications, is the geographical area covered by one sector.

CDMA (Code Division Multiple Access) is a digital wireless transmission technology for use in wireless telephone communications and other wireless communications systems.

Dedicated means telecommunications lines dedicated or reserved for use exclusively by a particular party (subscriber, operator or company) along pre-determined routes (in contrast to telecommunications lines within the telecommunications operator’s switched network).

Digital is a system using discrete numbers to represent data. In computer systems, these are the numbers 0 and 1 (for binary).

EDGE (Enhanced Data for GSM Evolution) is a technology that gives GSM the capacity to handle services for the 3G of mobile telecommunications.

FTTB (Fiber-to-the-Building) is a technology which includes optical fiber that is installed directly into a home or enterprise. This technology provides for high-speed Internet service.

Gbps (gigabits per second, or billions of bits per second) is a measure of bandwidth on a telecommunications data transmission medium.

GPRS (General Packet Radio Service) is technology which has been standardized by the ETSI as part of the GSM phase 2 development. GPRS is the first implementation of packet switching within GSM.

GSM (Global System for Mobile Communications) is an international standard for digital cellular communication.

Home Location Register is the main database of permanent subscriber information for a mobile network.

IPTV (Internet Protocol Television) is a service that delivers television programs to households via a broadband connection.

IVR (Interactive Voice Response) is an interactive technology that allows a computer to detect voice and keypad inputs.

Kbps (kilobits per second, or thousands of bits per second) is a measure of bandwidth on a telecommunications data transmission medium.

Mbps (megabits per second, or millions of bits per second) is a measure of bandwidth on a telecommunications data transmission medium.

MHz (megahertz) is a measure of frequency equivalent to one million cycles per second. One gigahertz (GHz) is one billion cycles per second.

MMS (Multimedia Messaging Service) is a standard way to send messages that include multimedia content to and from mobile phones. It extends the core SMS capability, which only transmits text messages.

Mobile Switching Center is a mobile switching center that handles the traffic from the mobile subscribers and allows for calls to be routed appropriately.

MOU (Minutes of Use) is an amount of the monthly average minutes of use per mobile subscriber.

NDC (National Destination Code) is a two-digit number representing the first two digits of a telephone number after the country code. Each mobile operator in Ukraine is assigned its own NDC.

Public Switched Telephone Network normally refers to the fixed telephone network.

Ring-back tone is the audible ringing that is heard on the telephone line by the calling party after dialing and prior to the call being answered at the receiving end. This tone assures the calling party that a ringing signal is being sent on the called party’s line, although the ring-back tone may be out of sync with the ringing signal. A personalized version of a ring-back tone is also known as a caller ring-back tone.

SIM (Subscriber Identity Module) is a Smart Card installed in every GSM handset. Within the GSM application, the three primary roles of the SIM are access control to the network (authentication and ciphering), service personalization (SMS, advice of charge, etc.), network branding and advertising (graphics printed on SIM card).

SMS (Short Messaging Service) displays a pager like 160 character message in the LCD panel on the mobile phone, if it supports SMS.

Spectrum is a continuous range of frequencies.

Traffic is a generic term that includes any and all calls, messages and data sent and received by means of telecommunications.

Transit Switch is a switching center that handles the traffic between other switches (such as mobile switching centers or international switches).

UMTS (Universal Mobile Telecommunications Standard) is the European member of the IMT2000 family of 3G cellular mobile standards. UMTS is a multifunction mobile system with wideband multimedia capabilities as well as present narrowband capabilities.

USB modem (Universal Serial Bus modem) is a modem that allows peripheral devices to be easily connected to wireless networks.

VoIP (Voice Over Internet Protocol) is a set of technologies that enable voice calls to be carried over the Internet, rather than the traditional telephone landline system.

WAP (Wireless Application Protocol) is an advanced intelligent messaging service for digital mobile wireless access devices and other mobile terminals that allows users to see Internet content in special text format on special WAP-enabled GSM mobile wireless devices.

Wideband CDMA is an ITU standard derived from code division multiple access (CDMA), and officially known as ITM 2000 direct spread. W CDMA is a 3G mobile wireless technology offering much higher data speeds to mobile and portable wireless devices than its predecessor.

WiFi is a wireless networking technology that uses radio waves to provide wireless high-speed Internet and network connections.

WiMAX (Worldwide interoperability for Microwave Access) is a telecommunications technology that provides wireless transmission of data using a variety of transmission modes.

xDSL (Digital Subscriber Line) is a family of technologies that provides digital data transmission over the wires of a local telephone network.

ANNEX B: MATERIAL LEGAL PROCEEDINGS

Summary of litigation and arbitration proceedings involving Telenor, members of the Alfa Group and their respective affiliates

Litigation Proceedings in Ukraine Concerning Kyivstar

1.	Storm LLC v. CJSC “Kyivstar G.S.M.” and Telenor Mobile Communications AS, Case No. 46/501, Kyiv Commercial Court

On August 17, 2005, Storm filed a lawsuit against Kyivstar and Telenor Mobile in the Kyiv Commercial Court, seeking to invalidate various provisions of Kyivstar’s charter concerning the procedure for election of members of Kyivstar’s board and the appointment of Kyivstar’s president. In addition, Storm requested the invalidation of the decisions of Kyivstar’s 2004 and 2005 general meetings of shareholders electing Kyivstar’s board of directors. Storm also applied for an injunction prohibiting Kyivstar’s board of directors from holding meetings and making any decisions. On August 19, 2005, the Kyiv Commercial Court issued an order granting all the relief sought by Storm, including the injunction. Kyivstar appealed the order, and on September 12, 2005, the Kyiv Commercial Court revoked the order. On October 12, 2005, the Kyiv Commercial Court heard the case on the merits and denied Storm’s claim. Kyivstar, and later, Storm appealed that decision to the Kyiv Commercial Court of Appeals, and on November 11, 2005, the Kyiv Commercial Court of Appeals denied Storm’s claim and affirmed the October 12, 2005 decision of the Kyiv Commercial Court. Storm appealed that decision to the Highest Commercial Court of Ukraine. On December 22, 2005, the Highest Commercial Court of Ukraine reversed the October 12, 2005 and November 11, 2005 decisions of the Kyiv Commercial Court and Kyiv Commercial Court of Appeals, and satisfied Storm’s claim in full. The court held that decisions of Kyivstar’s general shareholders meeting concerning the election of the members of Kyivstar’s board of directors were null and void and that the provisions of Kyivstar’s charter relating to formation of the board of directors and the appointment of Kyivstar’s president were null and void, and ordered Kyivstar and Kyivstar’s shareholders to bring Kyivstar’s charter into compliance with applicable Ukrainian law. On January 20, 2006, both Kyivstar and Telenor Mobile filed appeals of that ruling with the Supreme Court of Ukraine. On February 16, 2006, the Supreme Court of Ukraine declined review of the ruling.

On June 27, 2006, the Highest Commercial Court of Ukraine granted a petition filed by Telenor Mobile for review of the Highest Commercial Court of Ukraine’s December 22, 2005 decision, based on newly discovered evidence, reversed its December 22, 2005 decision and affirmed the November 11, 2005 decision of the Kyiv Commercial Court of Appeals. Storm appealed the June 27, 2006 decision of the Highest Commercial Court of Ukraine to the Supreme Court of Ukraine. On October 3, 2006, the Supreme Court of Ukraine granted Storm’s appeal, reversed the ruling of the Highest Commercial Court of Ukraine dated June 27, 2006, and affirmed the December 22, 2005 decision of the Highest Commercial Court of Ukraine.

On October 20, 2006, in response to a petition from Telenor Mobile, the Highest Commercial Court of Ukraine issued a decree clarifying its December 22, 2005 decision, which had held that only shareholders of Kyivstar could be elected to Kyivstar’s board of directors, but allowed more than one individual nominated by the same shareholder to serve as a director. In response to that clarification, Storm petitioned the Highest Commercial Court of Ukraine for a further clarification of its December 22, 2005 decision, and on December 28, 2006, the Highest Commercial Court of Ukraine issued a decision stating that if both Storm and Telenor Mobile were elected to Kyivstar’s board of directors, they would, despite the differences in their respective shareholdings in Kyivstar, have one vote each.

2.	Storm LLC v. CJSC “Kyivstar G.S.M.” and Telenor Consult AS, Case No. 46/502, Kyiv Commercial Court

On August 17, 2005, Storm filed a lawsuit against Kyivstar and Telenor Consult in the Kyiv Commercial Court, seeking to have the Management Services Agreement dated December 16, 2003, between Kyivstar and Telenor Consult declared null and void and to invalidate the authority of members of Kyivstar’s management who had been seconded to Kyivstar by Telenor Consult, including Trond Moe, Garrett Johnston and Oddvar

Hesjedal. Storm also applied for an injunction to prohibit Kyivstar’s management from taking into account Messrs. Moe, Johnston or Hesjedal when establishing a quorum for management meetings or making management decisions. On August 19, 2005, the Kyiv Commercial Court granted the injunction sought by Storm. Kyivstar appealed that decision to Kyiv Commercial Court of Appeals, and on September 15, 2005, the Kyiv Commercial Court of Appeals issued a decree revoking the injunction issued by the Kyiv Commercial Court. On October 12, 2005, the Kyiv Commercial Court of Appeals dismissed Storm’s claim in its entirety. Kyivstar, and later Storm, filed an appeal with the Kyiv Commercial Court of Appeals, and on November 11, 2005, the Kyiv Commercial Court of Appeals reversed the October 12, 2005 decision of the Kyiv Commercial Court and terminated the proceedings. Storm then filed an appeal in the Highest Commercial Court of Ukraine. On April 4, 2006, the Highest Commercial Court of Ukraine dismissed Storm’s appeal and affirmed the decisions of the lower courts. On October 6, 2009, in accordance with the Settlement Agreement, Storm filed a petition with the Kyiv Commercial Court withdrawing its claim. On October 14, 2009, the Kyiv Commercial Court refused to consider Storm’s petition, stating that the law did not provide for the possibility of consideration of such a petition after a case had already been decided on its merits.

3.	Alpren Limited v. Storm LLC, Case No. 40/242, Kyiv Commercial Court

On April 10, 2006, Alpren filed a lawsuit against Storm in the Kyiv Commercial Court, seeking to invalidate Storm’s actions relating to the authorization and execution of the Voting Agreement dated September 2, 2002, between Storm and Telenor Mobile, and to prevent Storm from taking any action to perform its obligations under the Voting Agreement. Alpren also requested the Kyiv Commercial Court to invalidate the Kyivstar shareholders agreement and to prevent Storm from performing its obligations under the Kyivstar shareholders agreement. On April 25, 2006, the Kyiv Commercial Court issued a decision granting the relief sought by Alpren in its entirety.

Storm appealed that decision to the Kyiv Commercial Court of Appeals. On May 25, 2006, the Kyiv Commercial Court of Appeals dismissed Storm’s appeal and affirmed the April 25, 2006 decision of the Kyiv Commercial Court. On November 8, 2006, in response to an application by Alpren, the Kyiv Commercial Court of Appeals issued a decree clarifying its May 25, 2006 decision, stating, among other things, that the Kyivstar shareholders agreement, including the provision requiring that all disputes be settled through arbitration proceedings in New York, was invalid in its entirety and that any referral of any dispute for arbitration under the Kyivstar shareholders agreement would violate Ukrainian law.

Alpren later filed a motion seeking to leave its claim without consideration. On October 24, 2007, the Kyiv Commercial Court of Appeals returned Alpren’s motion, stating that such withdrawal was not possible after the Kyiv Commercial Court had ruled on the merits of the case. On October 6, 2009, in accordance with the Settlement Agreement, Alpren filed a petition with the Kyiv Commercial Court withdrawing its claim. On October 14, 2009, the Kyiv Commercial Court returned Alpren’s motion without consideration, stating that such withdrawal was not possible after the Kyiv Commercial Court had ruled on the merits of the case.

4.	Alpren Limited v. Vadym Klymenko et al., Case No. 2-5613/06, Golosiyivsky District Court of the City of Kyiv

On November 30, 2006, Alpren filed a lawsuit in the Golosiyivsky District Court of the City of Kyiv (referred to in this prospectus as Golosiyivsky District Court) against Vadym Klymenko, Storm’s general director, seeking to declare actions taken by Mr. Klymenko in relation to the performance of the Kyivstar shareholders agreement illegal and to obligate Mr. Klymenko to terminate Storm’s performance of its obligations under the Kyivstar shareholders agreement. Alpren’s lawsuit named Storm and Telenor Mobile as third parties. Alpren requested the court to enjoin Mr. Klymenko, Storm, Telenor Mobile and any persons authorized by them from taking any actions in connection with the performance of obligations under the Kyivstar shareholders agreement and to enjoin all of them from participating in the arbitration proceeding in New York, as further discussed under “– Arbitration and Litigation Proceedings in the United States concerning Kyivstar” below. On December 1, 2006, the Golosiyivsky District Court issued the injunction requested by Alpren.

On December 4, 2006, the State Enforcement Service of Ukraine in the Golosiyivsky District of Kyiv (referred to in this prospectus as the SES) commenced enforcement proceedings to enforce the Golosiyivsky District Court’s December 1, 2006 order. On January 25, 2007, the SES imposed a fine on Telenor Mobile for failing to comply with the Golosiyivsky District Court’s order. On March 29, 2007, Telenor Mobile filed a complaint with the State Enforcement Service Office of the Main Department of Justice in Kyiv City (referred to in this prospectus as the Kyiv City SES) in respect of all of the SES’s prior rulings. On April 19, 2007, the Kyiv City SES issued a decision holding that the prior actions of the SES were unlawful, but refused to reverse those rulings. On June 26, 2007, Telenor Mobile filed a complaint with the State Enforcement Service of the Ministry of Justice in respect of the April 19, 2007 decision of the Kyiv City SES. That complaint was dismissed by the State Enforcement Service of the Ministry of Justice on July 3, 2007.

On March 13, 2007, the Golosiyivsky District Court, upon Storm’s request, clarified its ruling of December 1, 2006, and explained that, according to its ruling of December 1, 2006, Storm was prevented from responding to the arbitration tribunal’s inquiry of February 12, 2007, and ordered that the Golosiyivsky District Court’s ruling of March 13, 2007, be forwarded to the arbitration tribunal. On May 18, 2007, Alpren filed an application with the Golosiyivsky District Court requesting that its claim be left without consideration. On May 21, 2007, the Golosiyivsky District Court granted that application, cancelled its December 1, 2006 injunction, and left the claim without consideration. On October 6, 2009, in accordance with the Settlement Agreement, Alpren filed a petition in the Golosiyivsky District Court withdrawing its claim.

5.	Storm LLC v. CJSC “Kyivstar G.S.M.,” Limited Liability Company “Ernst & Young Audit Services” et al., Case No. 40/37, Kyiv Commercial Court

On December 21, 2006, Storm filed a lawsuit against Kyivstar, Ernst & Young Audit Services and Ernst & Young LLC in the Kyiv Commercial Court, among other things, seeking to invalidate the Professional Services Agreement dated January 6, 2006 between Kyivstar, Ernst & Young Audit Services and Ernst & Young LLC (referred to in this section as E&Y Agreement 1) and the Professional Services Agreement dated May 3, 2006, between Kyivstar and Ernst and Young LLC (referred to in this section as E&Y Agreement 2), to declare as unlawful the appointment of Ernst & Young Audit Services LLC and Ernst & Young LLC as auditors of Kyivstar for the year 2005 and to have all actions taken by the parties under E&Y Agreement 1 and E&Y Agreement 2 treated as unlawful. Storm also requested an injunction that would prevent Kyivstar, Ernst & Young Audit Services and Ernst & Young LLC from taking any actions in connection with E&Y Agreement 1 or E&Y Agreement 2.

On December 29, 2006, the Kyiv Commercial Court issued an injunction in which it ordered Kyivstar, Ernst & Young Audit Services and Ernst & Young LLC not to take any actions aimed at performance of any contracts relating to providing or obtaining audit services, including providing or receiving any information on Kyivstar’s financial or commercial activity. The injunction also ordered Kyivstar not to enter into any transactions for the provision or obtaining of audit services. On January 19, 2007, the Kyiv Commercial Court issued a decree in which it permitted Telenor Mobile to participate in the case as a third party, and cancelled its December 29, 2006 injunction. Storm appealed the January 19, 2007 decision of the Kyiv Commercial Court to the Kyiv Commercial Court of Appeals. On March 5, 2007, the Kyiv Commercial Court of Appeals dismissed Storm’s appeal, and on April 26, 2007, the Highest Commercial Court of Ukraine refused to accept Storm’s appeal. Storm filed an appeal with the Supreme Court of Ukraine. The Supreme Court of Ukraine denied that appeal on June 7, 2007 and ordered the case to be returned to the Kyiv Commercial Court. On October 9, 2007, the Kyiv Commercial Court left Storm’s claim without consideration due to the repeated failure of Storm’s counsel to appear in court. On October 6, 2009, in accordance with the Settlement Agreement, Storm filed a petition in the Kyiv Commercial Court withdrawing its claim.

6.	Alpren Limited v. Vadym Klymenko, Trond Moe et al., Case No. 2-959/07, Krasnolutsky City Court of the Lugansk Region

On January 31, 2007, Alpren filed a lawsuit against Ernst & Young Audit Services, Ernst & Young LLC, Kyivstar, Vadym Klymenko, Storm’s general director, and Trond Moe, Telenor’s country representative in Ukraine, in the Krasnolutsky City Court of the Lugansk Region (referred to in this prospectus as Krasnolutsky Court), seeking, among other things, to invalidate E&Y Agreement 1 and E&Y Agreement 2 and to treat the appointment of Ernst & Young Audit Services and Ernst & Young LLC as Kyivstar’s auditors for 2005 as unlawful. Alpren also requested the issuance of an injunction to secure its claim. On January 31, 2007, the Krasnolutsky Court issued an order that, among other things, enjoined Kyivstar, Ernst & Young Audit Services and Ernst & Young LLC from performing any contracts for the provision or obtaining of audit services, including providing or receiving any information on Kyivstar’s financial or commercial activity. The order also prohibited Kyivstar from entering into any transactions for the provision of or obtaining audit services. On April 2, 2007, the Krasnolutsky Court issued a further decision in which it left Alpren’s claim without consideration and lifted its January 31, 2007 injunction. On April 12, 2007, Storm, Klymenko and Alpren appealed the April 2, 2007 decision of the Krasnolutsky Court to the Lugansk Region Court of Appeals. On September 5, 2007, Alpren filed a petition with the Lugansk Region Court of Appeals, withdrawing its claim, as well as its appeals of the decisions of the Krasnolutsky Court. On September 13, 2007, the Lugansk Region Court of Appeals accepted Alpren’s petition and closed proceedings in the case. On October 7, 2009, in accordance with the Settlement Agreement, Alpren filed a petition in the Krasnolutsky Court withdrawing its claim. On November 25, 2009, in response to Alpren’s petition, the Krasnolutsky Court sent Alpren a copy of the Krasnolutsky Court’s April 2, 2007 decision.

7.	Alpren Limited v. CJSC “Kyivstar G.S.M.,” Limited Liability Company “Ernst & Young Audit Services” et al., Case No. 2/105, Kyiv Commercial Court

On February 16, 2007, Alpren filed a lawsuit against Kyivstar, Ernst & Young Audit Services and Ernst & Young LLC in the Kyiv Commercial Court, seeking among other things, to invalidate E&Y Agreement 1 and E&Y Agreement 2 and to recognize as unlawful all actions taken by the parties under Agreement 1 and Agreement 2. Alpren also requested an injunction. On February 22, 2007, the Kyiv Commercial Court issued an order enjoining Kyivstar, Ernst & Young Audit Services and Ernst & Young LLC from taking any actions aimed at performance of any contracts for the provision of or obtaining audit services, including providing or receiving any information on Kyivstar’s financial or commercial activity. The order also prohibited Kyivstar from entering into any transaction for the provision or obtaining of audit services and enjoined Kyivstar, Ernst & Young Audit Services and Ernst & Young LLC and any other legal entity which had received financial or other information from Kyivstar, and from making that information available to any person in any way whatsoever and for any purpose whatsoever. On March 26, 2007, the Kyiv Commercial Court issued a ruling clarifying that its February 22, 2007 injunction did not apply to submissions of reports and other information by Kyivstar to Ukrainian tax authorities and other Ukrainian state supervisory authorities.

Ernst & Young Audit Services and Ernst & Young LLC appealed the Kyiv Commercial Court’s February 22, 2007 ruling to the Kyiv Commercial Court of Appeals. On May 15, 2007, the Kyiv Commercial Court of Appeals dismissed the appeals filed by Ernst & Young Audit Services and Ernst & Young LLC. On June 15, 2007, Telenor Mobile filed an appeal with the Highest Commercial Court of Ukraine in respect of the decrees of the Kyiv Commercial Court and the Kyiv Commercial Court of Appeals. That appeal was dismissed by the Highest Commercial Court of Ukraine on August 2, 2007. Telenor Mobile then filed an appeal to the Supreme Court of Ukraine. On September 20, 2007, the Supreme Court denied the commencement of review of the August 2, 2007 decision of the Highest Commercial Court of Ukraine. On September 4, 2007, Alpren, based on the New York UNCITRAL arbitral award, applied to the Kyiv Commercial Court for withdrawal of the claim and cancellation of the injunction. On November 23, 2007, the Kyiv Commercial Court issued a decree terminating proceedings in the case and cancelled its injunction. On October 6, 2009, in accordance with the Settlement Agreement, Alpren filed a petition in the Kyiv Commercial Court withdrawing its claim. On October 22, 2009, the Kyiv Commercial Court refused to consider the petition, stating that the case had already been terminated on November 23, 2007.

8.	Pavel Kulikov v. Storm LLC, Case No. 2-0-191/05, Moskovsky District Court of the City of Kharkiv

In the third quarter of 2005, Pavel Kulikov, the former CEO of Altimo and a representative of Storm on Kyivstar’s board of directors, filed a petition in the Moskovsky District Court of the City of Kharkiv (referred to in this prospectus as the Moskovsky Court) requesting that the Moskovsky Court establish that various provisions of Kyivstar’s charter contravened Ukrainian law. Mr. Kulikov further requested that the Moskovsky Court establish, among other things, that Storm and Telenor Mobile had only one vote each on Kyivstar’s board of directors. On November 3, 2005, the Moscovsky Court issued a decision granting the relief sought by Mr. Kulikov. On July 12, 2006, Telenor Mobile filed an appeal of the November 3, 2005 decision of the Moskovsky Court. On August 8, 2006, the Kharkiv Region Court of Appeals issued a decision that, among other things, granted Telenor Mobile’s appeal in its entirety, reversed the November 5, 2005 decision of the Moskovsky Court and closed the proceedings in the case. Mr. Kulikov filed an appeal of that decision with the Lugansk Region Court of Appeals. On February 28, 2008, the Lugansk Region Court of Appeals issued a decision dismissing Mr. Kulikov’s appeal and affirming the August 8, 2006 decision of the Kharkiv Region Court of Appeals. On October 7, 2009, in accordance with the Settlement Agreement, Mr. Kulikov filed an application in the Moskovsky Court seeking withdrawal of his petition.

9.	Andrey Kosogov v. Storm LLC, Case No. 2-0-15-1/06, Pechersky District Court of the City of Kyiv

In the first quarter of 2006, Andrey Kosogov, the chairman of the board of directors of Altimo and a representative of Storm on Kyivstar’s board of directors, filed a petition in the Pechersky District Court of the City of Kyiv (referred to in this prospectus as the Pechersky Court) requesting that the Pechersky Court establish that those provisions of Kyivstar’s charter concerning the operation of Kyivstar’s board of directors and the procedure for the election of the president of Kyivstar were inconsistent with requirements of Ukrainian law. Mr. Kosogov also requested that the Pechersky Court establish that each shareholder of Kyivstar had only one vote on Kyivstar’s board of directors. On March 10, 2006, the Pechersky Court issued a decision granting the relief sought by Mr. Kosogov. Telenor Mobile appealed that decision to Kyiv City Court of Appeals, which is a different court from the Kyiv Commercial Court of Appeals. On May 16, 2006, the Kyiv Court of Appeals issued a decision in which it partially granted the appeal filed by Telenor Mobile, reversed the March 10, 2006 decision of the Pechersky Court and closed the proceedings in the case. On October 6, 2009, in accordance with the Settlement Agreement, Mr. Kosogov filed an application in the Pechersky Court seeking withdrawal of his petition. On October 9, 2009, the Pechersky Court returned Mr. Kosogov’s petition without consideration, stating that the proceedings in the case had been already terminated by decision of the Kyiv City Court of Appeals on May 16, 2006.

10.	Pavel Kulikov and Storm v. Igor Lytovchenko and CJSC “Kyivstar G.S.M.,” Case No. 2-4640/05, Solomyansky District Court of the City of Kyiv

In August 2005, Pavel Kulikov, in his capacity as Storm’s representative on Kyivstar’s board of directors, and Storm filed a lawsuit against Igor Lytovchenko, Kyivstar’s president, and Kyivstar in the Solomyansky District Court of the City of Kyiv (referred to in this prospectus as the Solomyansky Court), seeking to invalidate Mr. Lytovchenko’s authority as the president of Kyivstar, to nullify the protocol of the meeting of Kyivstar’s board of directors appointing Mr. Lytovchenko as the president of Kyivstar and to declare his employment contract null and void. Telenor Mobile was named as a third party in the lawsuit. Mr. Kulikov and Storm requested that the Solomyansky Court issue an injunction that would prohibit Mr. Lytovchenko from performing his duties as the president of Kyivstar. On August 23, 2005, the Solomyansky Court issued an injunction prohibiting Mr. Lytovchenko from discharging his duties as president of Kyivstar. On August 29, 2005, the Solomyansky Court revoked its August 23, 2005 injunction. Storm appealed that ruling to the Kyiv City Court of Appeals. On September 28, 2005, the Kyiv City Court of Appeals granted Storm’s appeal and reversed the August 29, 2005 decision of the Solomyansky Court. Mr. Kulikov appealed that decision to the Supreme Court of Ukraine. On December 7, 2005, the Supreme Court of Ukraine dismissed Mr. Kulikov’s appeal. On January 25, 2006, the Solomyansky Court issued a decision in which it dismissed the claim brought by

Mr. Kulikov and Storm and reversed its August 23, 2005 order granting the injunction sought by Mr. Kulikov and Storm. On October 6, 2009, in accordance with the Settlement Agreement, Mr. Kulikov and Storm each filed petitions in the Solomyansky Court seeking withdrawal of their claims.

11.	Storm LLC v. Pavel Kulikov and Vladimir Zhmak, Case No. 2-3708/2005, Chuguyiv City Court of the Kharkiv Region

In the third quarter of 2005, Storm filed a lawsuit against Pavel Kulikov, Altimo’s former CEO and a representative of Storm on Kyivstar’s board of directors, and Vladimir Zhmak, the advisor to Kyivstar’s CEO and a representative of Storm on Kyivstar’s board of directors, in the Chuguyiv City Court of the Kharkiv Region (referred to in this prospectus as the Chuguyiv Court), requesting that the Chuguyiv Court treat as unlawful the actions of Messrs. Kulikov and Jmak, Storm’s representatives on Kyivstar’s board of directors, taken in the course of voting at the meeting of Kyivstar’s board of directors held on November 18, 2005, and recognize such meeting as unlawful. Telenor Mobile and Kyivstar were named as third parties in Storm’s claim. Storm also requested that the Chuguyiv Court restore the conditions that existed before Kyivstar’s board of directors adopted the challenged decision on November 18, 2005, and issue an injunction prohibiting Kyivstar’s board members and chairman from convening, attending and voting at any meeting of the board of directors of Kyivstar. On December 1, 2005, the Chuguyiv Court issued the injunction requested by Storm. On January 10, 2006, the Chuguyiv Court issued a decision in which it left Storm’s statement of claim without consideration, cancelled its injunction and reversed its December 1, 2005 decision. On October 7, 2009, in accordance with the Settlement Agreement, Storm filed a petition in the Chuguyiv Court seeking withdrawal of its claim.

12.	Andrey Kosogov v. Alexey Modin and CJSC “Kyivstar G.S.M.,” Severodonetsk City Court of the Lugansk Region

On December 6, 2005, Andrey Kosogov, the chairman of Altimo’s board of directors and a representative of Storm on Kyivstar’s board of directors, filed a lawsuit against Alexey Modin, one of Storm’s representatives at Kyivstar’s general meeting of shareholders, and Kyivstar in the Severodonetsk City Court of the Lugansk Region (referred to in this prospectus as the Severodonetsk Court), requesting the Severodonetsk Court to recognize as unlawful Mr. Modin’s representation of Storm’s interests at Kyivstar’s general meeting of shareholders and to nullify the January 11, 2005 decision of the extraordinary general meeting of Kyivstar’s shareholders approving the composition of Kyivstar’s board of directors. Mr. Kosogov also requested that the Severodonetsk Court grant an injunction prohibiting Kyivstar’s board of directors and its chairman from convening, holding and participating in Kyivstar board meetings and Kyivstar’s board from voting, adopting any decisions or executing any documents, as well as preventing anyone from taking any actions aimed at implementing decisions of Kyivstar’s board of directors. On December 6, 2005, the Severodonetsk Court issued the injunction requested by Mr. Kosogov. On December 14, 2005, the Severodonetsk Court issued a further decision in which it left the statement of claim filed by Mr. Kosogov without consideration and recommended that Mr. Kosogov cure certain deficiencies in his statement of claim. On December 29, 2005, the Severodonetsk Court issued another decision, which became effective on January 10, 2006, in which it left the statement of claim filed by Mr. Kosogov without consideration and reversed its decision of December 6, 2005, granting injunctive relief. On October 7, 2009, in accordance with the Settlement Agreement, Mr. Kosogov filed a petition in the Severodonetsk Court seeking withdrawal of this claim.

13.	Storm LLC v. Telenor Mobile Communications AS, Case No. 2-K-4/07, Pechersky Court

On August 22, 2007, Storm filed a lawsuit against Telenor Mobile in the Pechersky Court, requesting that the Pechersky Court recognize in Ukraine the final award of the arbitrators dated July 2, 2007 (referred to in this prospectus as the Kyivstar Final Award), issued in Telenor Mobile Communications AS v. Storm LLC, UNCITRAL Arbitration, New York, New York, as further discussed under “– Arbitration and Litigation Proceedings in the United States Concerning Kyivstar” below, or, in the alternative, refuse such recognition. On October 5, 2007, the Pechersky Court issued a decision in which refused to recognize the Kyivstar Final Award.

On October 6, 2009, in accordance with the Settlement Agreement, Storm filed a petition in the Pechersky Court seeking the withdrawal of its claim. On October 7, 2009, the Pechersky Court refused to consider the petition as the proceedings had already been ended by the Pechersky Court’s October 5, 2007 decision.

14.	Klymenko v. Alpren, Hardlake Limited and Storm, Case No. 2-9509/07, Shevchenkivsky District Court of the City of Kyiv

On September 3, 2007, Vadym Klymenko, Storm’s general director, filed a lawsuit against Alpren, Hardlake and Storm in the Shevchenkivsky District Court of the City of Kyiv (referred to in this prospectus as the Shevchenkivsky Court), seeking to have the Shevchenkivsky Court recognize actions taken by Alpren and Hardlake in respect of the approval of the resolutions implementing the Kyivstar Final Award as unlawful and to nullify resolutions approved by Storm’s general meeting on August 27, 2007 that aimed to implement the Kyivstar Final Award. Mr. Klymenko also requested an injunction preventing Storm from performing certain parts of the decision of Storm’s general meeting held on August 27, 2007 pending a decision on merits. On September 5, 2007, that injunction was granted by the court. On October 10, 2007, the Shevchenkivsky Court issued a decision in which it granted the relief sought by Mr. Klymenko in its entirety. Hardlake appealed from that decision to the Kyiv Commercial Court of Appeals. On January 15, 2008, the Kyiv Commercial Court of Appeals dismissed Hardlake’s appeal.

15.	EC Venture Capital S.A. v. Alpren, Case No. 19/530-07, Kyiv Region Commercial Court

On November 29, 2007, EC Venture Capital S.A., a Swiss corporation which was a former shareholder of Storm (referred to in this prospectus as EC Venture), filed a lawsuit against Alpren in the Kyiv Region Commercial Court, in which it requested the Kyiv Region Commercial Court to nullify the Purchase Agreement dated July 13, 2004 between EC Venture and Alpren in respect of EC Venture’s sale to Alpren of a 23.98% equity interest in Storm. Storm was named as a third party in that lawsuit. On the same day, EC Venture requested that the court issue an injunction freezing all Storm’s assets and blocking all actions of Storm’s management, including participation in any general meetings of Kyivstar. On November 29, 2007, the Kyiv Region Commercial Court granted that injunction. The proceedings in the case were suspended for several months as a result of EC Venture’s request for a forensic examination of the signature of Alpren’s signatory to the Purchase Agreement. As further discussed under “– Arbitration and Litigation Proceedings in the United States Concerning Kyivstar” below, on March 24, 2009, Alpren and Storm entered into a Settlement Agreement and Release with EC Venture and Konstantin Shadrin, who was identified as the beneficial owner of EC Venture. On April 6, 2009, in response to a petition filed by EC Venture, the Kyiv Region Commercial Court cancelled its order of November 29, 2007 and dismissed the case in its entirety.

Arbitration and Litigation Proceedings in the United States Concerning Kyivstar

16.	Telenor Mobile Communications AS v. Storm LLC, UNCITRAL Arbitration, New York, New York

17.	Storm LLC v. Telenor Mobile Communications AS, 07-CV-13157 (GEL), United States District Court for the Southern District of New York

18.	Telenor Mobile Communications AS v. Storm LLC, et al., 07-CV-06929 (GEL), United States District Court for the Southern District of New York

19.	Telenor Mobile Communications AS v. Storm LLC, et al., 09-1443-CV (L), 09 1475 CV (CON), 09-3609-CV (CON), the Second Circuit Court of Appeals

20.	Telenor Mobile Communications AS v. Storm LLC, et al., 07-4974-CV (L), 08-6184-CV (CON), 08-6188-CV (CON), the Second Circuit Court of Appeals

In February 2006, Telenor Mobile commenced an arbitration proceeding against Storm in an effort to cause Storm to comply with its obligations under the Kyivstar shareholders agreement to attend meetings of Kyivstar’s shareholders and board of directors and to enforce the non-competition provisions of the Kyivstar shareholders agreement. The arbitration was conducted in New York City under the UNCITRAL Arbitration Rules by a panel of three arbitrators. In June 2006, Storm moved to dismiss the arbitration for lack of jurisdiction, alleging that its signatory to the Kyivstar shareholders agreement lacked authority to bind Storm. The arbitration tribunal denied Storm’s motion in an interim award dated October 22, 2006. On November 14, 2006, Storm filed a claim in New York State Supreme Court, New York County, seeking, among other things, to vacate the interim award and enjoin the arbitration proceeding. On November 14, 2006, Telenor Mobile removed that case to the United States District Court for the Southern District of New York (referred to in this prospectus as the Southern District Court). On November 16, 2006, the Southern District Court denied Storm’s application for a temporary restraining order. On November 22, 2006, the Southern District Court denied Storm’s application for a preliminary injunction halting the arbitration. On December 6, 2006, Telenor Mobile moved for an anti-suit injunction against Storm, Alpren and Altimo, seeking an order prohibiting them from hindering, disrupting or delaying the arbitration. The Southern District Court entered a temporary restraining order against Storm, Alpren and Altimo on December 7, 2006. On December 15, 2006, the Southern District Court granted Telenor Mobile the preliminary anti-suit injunction that it sought, and held that Storm, Alpren and Altimo were alter egos of one another. On December 18, 2006, the Southern District Court issued a formal order in respect of its injunction against Storm, Alpren and Altimo, in the form requested by Telenor Mobile. Alpren and Altimo appealed the Court’s decision and order to the Second Circuit Court of Appeals.

On August 1, 2007, the arbitration tribunal issued the Kyivstar Final Award, upholding the validity of the Kyivstar shareholders agreement, ordering Storm to participate in meetings of Kyivstar’s board and shareholders, and to vote to amend Kyivstar’s charter to bring its governance provisions into compliance with both the Kyivstar shareholders agreement and Ukrainian law. The arbitration tribunal also enjoined Storm and those acting in concert with it from pursuing various Ukrainian litigations, and ordered Storm to divest its shares in Kyivstar, unless within 120 days Storm’s affiliates in the Alfa Group divested their holdings above 5% in Turkcell and Ukrainian High Technologies (referred to in this prospectus as UHT). On August 1, 2007, Telenor Mobile filed a petition to confirm the Kyivstar Final Award in the Southern District Court. On November 2, 2007, the Southern District Court issued an opinion and order confirming the Kyivstar Final Award and denying a motion Storm had filed seeking to have the final award vacated. On November 15, 2007, Storm moved for a stay pending appeal of the order confirming the Kyivstar Final Award. That motion was denied by the Southern District Court on November 26, 2007. On December 20, 2007, the Second Circuit Court of Appeals denied Storm’s motion for a stay.

On January 23, 2008, Telenor Mobile moved before the Southern District Court for an order holding Storm, Alpren, Hardlake and Altimo in contempt for their failure to comply with the Kyivstar Final Award and the Southern District Court’s November 2007 opinion and order. Following an evidentiary hearing in March 2008, on November 19, 2008, the Southern District Court issued findings of fact and conclusions of law holding Storm, Alpren, Hardlake and Altimo in contempt for their failure to comply with the Kyivstar Final Award and the Southern District Court’s November 2007 opinion and order, stating that Storm, Alpren, Hardlake and Altimo would, commencing ten days thereafter, be jointly and severally liable for payments of US$100,00 per day, until they complied with the November 2007 opinion and order, with such payments to double every 30 days, ordering Storm to divest its Kyivstar shares if by February 19, 2009 Storm’s affiliates had not by then divested themselves of their interests in Turkcell and UHT in excess of 5% of those entities, holding Storm, Alpren, Hardlake and Altimo liable for Telenor Mobile’s attorneys’ fees and costs incurred in connection with the contempt motion and ordering Storm to deposit its Kyivstar shares with the Southern District Court within seven days to secure compliance with the divestiture order.

On December 23, 2008, Storm, Alpren, Hardlake and Alpren filed a motion with Second Circuit Court of Appeals seeking a stay pending appeal of the order entered on November 19. On January 13, 2009, the Second Circuit Court of Appeals entered a stay pending appeal and expedited the briefing and argument of the appeal. That appeal, together with Storm’s appeal from the Southern District Court’s order and judgment confirming the Kyivstar Final Award, was argued on February 4, 2009 and February 12, 2009. On February 17, 2009, the

Second Circuit Court of Appeals vacated the stay, ordered Storm to deposit its Kyivstar shares with Southern District Court by February 20, 2009 and ordered Storm, Alpren, Hardlake and Altimo to cause the divestiture of Altimo’s interests in Turkcell and UHT in excess of 5.0% of those entities by March 23, 2009.

On December 19, 2008, Telenor Mobile filed its application for US$2,487,853.24 in attorneys’ fees and disbursements incurred in connection with the contempt proceedings. On March 6, 2009, the Southern District Court granted that application in full. On March 19, 2009, Altimo paid Telenor Mobile US$2,487,853.24 in satisfaction of that order, while reserving all rights to appeal from the order.

On February 27, 2009, Telenor Mobile moved before the Southern District Court to again hold Storm, Alpren, Hardlake and Altimo in contempt for Storm’s failure to comply with the divestiture provisions of the Kyivstar Final Award and the Southern District Court’s order confirming that award, to order Storm to deposit its Kyivstar shares with the Southern District Court and to dismiss the proceeding brought in Ukraine in October 2008 by EC Venture, as further discussed under “– Litigation Proceedings in Ukraine Concerning Kyivstar” above. On March 11, 2009, the Southern District Court granted that motion and ordered Storm, Alpren, Hardlake and Altimo to make payments of US$100,000.00 per day, beginning on March 12, 2009, until they had complied with the Southern District Court’s order, with such amount doubling each 30 days thereafter until Storm, Alpren, Hardlake and Altimo were no longer in contempt. The Southern District Court also ordered Storm, Alpren, Hardlake and Altimo to secure the dismissal of the EC Venture litigation by March 23, 2009, and imposed escalating payments in similar amounts for a failure to comply. The Southern District Court again ordered Storm to divest its Kyivstar shares by March 23, 2009, unless within that period Alfa Group sold its shares in Turkcell and UHT in excess of 5.0% of those entities. The Southern District Court also ordered Storm, Alpren, Hardlake and Altimo to pay Telenor Mobile’s attorneys’ fees and costs incurred in connection with the second contempt motion. On April 28, 2009, following further proceedings and the submission by Storm, Alpren, Hardlake and Altimo of documents showing that the EC Venture litigation had been dismissed and that Alfa Group had divested its interests in Turkcell and UHT above 5% of those entities, the Southern District Court issued an order in which it stated that Storm, Alpren, Hardlake and Altimo were in compliance the Southern District Court’s order of March 11, 2009, and remitted the accrued contempt payments that the Court had imposed.

On May 7, 2009, Telenor Mobile filed a motion in the Southern District Court seeking to recover its attorneys’ fees and costs in connection with its second contempt motion in an aggregate amount of US$478,986.37. On July 20, 2009, the Southern District Court issued an order in which it granted Telenor Mobile’s motion for its attorneys’ fees and costs in an aggregate amount of US$477,542.43. On July 29, 2009, Altimo paid Telenor Mobile US$477,535.93 in response to such order, again, reserving all rights to appeal from the order. On October 9, 2009, in accordance with its undertaking in the Settlement Agreement, Telenor Mobile repaid to Altimo US$477,535.93.

On April 8, 2009, Storm, Alpren, Hardlake and Altimo appealed to the Second Circuit Court of Appeals from the Southern District Court’s March 6, 2009 order awarding fees and costs relating to the Southern District Court’s first contempt decision, and on April 10, 2009, appealed to the Second Circuit Court of Appeals in respect of the Southern District Court’s second contempt decision. On August 19, 2009, Storm, Alpren, Hardlake and Altimo appealed from the Southern District Court’s July 20, 2009 order awarding fees and costs relating to the Southern District Court’s second contempt decision.

On October 5, 2009, in accordance with the Settlement Agreement, the Escrow Agent filed with the Southern District Court a letter from counsel to Telenor Mobile, Storm, Alpren, Hardlake and Altimo requesting that the proceeding in the Southern District Court relating to the confirmation and enforcement of the Kyivstar Final Award be stayed and placed on the Southern District Court’s suspense docket. The Southern District Court contacted counsel to Telenor Mobile and said that it did not regard this proceeding as an active case and that the Southern District Court did not intend to take any further action in relation to this case. On October 5, 2009, in accordance with the Settlement Agreement, the escrow agent filed with the Second Circuit Court of Appeals stipulations withdrawing from active consideration without prejudice, with leave to reactivate, the appeals filed by Storm, Alpren, Hardlake and Altimo. On October 8, 2009, the Second Circuit Court of Appeals rejected the stipulation relating to Storm, Alpren, Hardlake and Altimo’s appeals from the Southern District Court’s decisions and orders relating to the confirmation of the Kyivstar Final Award and holding them in contempt for their failure to comply with the Kyivstar Final Award and the Southern District Court’s orders, and issued decisions affirming in their entirety all such decisions and orders of the Southern District Court. On October 7, 2009, the Second Circuit Court of Appeals accepted the stipulation relating to Storm, Alpren, Hardlake and Altimo’s appeals of the Southern District Court’s orders granting Telenor Mobile’s attorneys’ fees and costs incurred in connection with Telenor Mobile’s two contempt motions.

21.	Telenor Mobile Communications AS v. Altimo Holdings & Investments Limited, et al., UNCITRAL Arbitration, New York, New York

On March 13, 2009, Telenor Mobile served a notice of arbitration and statement of claim to commence a second arbitration proceeding against Storm, Alpren, Hardlake and Altimo in respect of damages arising from their alleged breaches of the Kyivstar shareholders agreement as a result of delays in the payment of dividends by Kyivstar (due to Storm and its representatives’ boycott of Kyivstar’s board and shareholders meetings), the decline in the Ukrainian hryvnia against the U.S. dollar, and interest from the dates on which dividends should have been paid. The arbitration proceeding is subject to the UNCITRAL arbitration rules, and the seat of the arbitration is New York, New York. In June 2009, Storm, Alpren, Hardlake and Altimo moved to dismiss Telenor Mobile’s claim. On October 5, 2009, while such motion was still pending, in accordance with the Settlement Agreement, the escrow agent filed with the arbitration tribunal a letter from counsel to Telenor Mobile, Storm, Alpren, Hardlake and Altimo requesting that the arbitration proceedings be stayed pending the Closing. On October 5, 2009, the arbitration tribunal sent an e-mail to the parties stating that the arbitration proceedings were stayed pending the Closing and requesting that the parties update the arbitration tribunal on a quarterly basis.

Litigation Proceedings in Russia Concerning OJSC VimpelCom

22.	Telenor East Invest AS v. Open Joint Stock Company “Vimpel-Communications,” Case No. A40-4289/06-131-26, Moscow Arbitrazh Court

On January 26, 2006, Telenor East Invest filed a lawsuit against OJSC VimpelCom in the Moscow Arbitrazh Court, seeking to invalidate the resolution adopted by the extraordinary general meeting of shareholders of VimpelCom held on September 14, 2005 approving OJSC VimpelCom’s acquisition of URS. On May 15, 2006, the Moscow Arbitrazh Court ruled against Telenor East Invest. Telenor East Invest appealed this decision to the Ninth Appellate Arbitrazh Court. On July 27, 2006, the Ninth Appellate Arbitrazh Court dismissed Telenor East Invest’s appeal. Telenor East Invest appealed this decision to the Federal Arbitrazh Court for the Moscow District. On November 8, 2006, the Federal Arbitrazh Court for the Moscow District dismissed Telenor East Invest’s appeal. On February 5, 2007, Telenor East Invest filed an appeal with the Supreme Arbitrazh Court of the Russian Federation. On February 7, 2007, this appeal was accepted for consideration by the Supreme Arbitrazh Court. On March 19, 2007, Telenor East Invest’s appeal was transferred to the Presidium of the Supreme Arbitrazh Court for supervisory review. On March 13, 2007, the Supreme Arbitrazh Court issued an order stating, among other things, that “the decisions [of the lower courts] taken in the case are inconsistent with the uniform interpretation and application of rules of law by arbitrazh courts and … this is a ground … for referring the case to the Presidium.” On June 5, 2007, a hearing was held at the Presidium of the Supreme Arbitrazh Court. The Presidium upheld the lower court rulings, and dismissed Telenor East Invest’s claim, but did not provide an explanation for its decision. On July 19, 2007, the Presidium issued a written decision, in which it held that “[i]n light of such facts, with reference to the principal of legal certainty and with a view to ensuring the stability of business, the judicial decisions challenged by [Telenor East Invest] should be affirmed.”

23.	Telenor East Invest AS v. Open Joint Stock Company “Vimpel-Communications” et al., Case No. A40-4983/06-136-47, Moscow Arbitrazh Court

On January 31, 2006, Telenor East Invest filed a lawsuit against OJSC VimpelCom, Karino Trading Ltd., Grovepoint Trading Limited, Densitron Enterprises Limited, Casburt Traders & Investors Limited, Agartek

Investments Limited and Mordechai Korf, in the Moscow Arbitrazh Court, seeking the invalidation of VimpelCom’s acquisition of the shares of URS. On November 22, 2006, the Moscow Arbitrazh Court ruled against Telenor East Invest. Telenor East Invest appealed this decision to the Ninth Appellate Arbitrazh Court. On June 25, 2007, the Ninth Appellate Arbitrazh Court dismissed Telenor East Invest’s appeal. Telenor East Invest appealed this decision to the Federal Arbitrazh Court for the Moscow District. On October 3, 2007, the Federal Arbitrazh Court dismissed Telenor East Invest’s appeal. Telenor East Invest had until January 3, 2008 to file an appeal with the Supreme Arbitrazh Court, but elected not to file such appeal.

24.	Telenor East Invest AS v. Open Joint Stock Company “Vimpel-Communications,” Case No. A40-4295/06-133-39, Moscow Arbitrazh Court

On January 26, 2006, Telenor East Invest filed a lawsuit against OJSC VimpelCom in the Moscow Arbitrazh Court, seeking to invalidate the decision of VimpelCom’s General Director, Alexander Izosimov, to acquire 100% of the shares of URS. On June 26, 2006, the Moscow Arbitrazh Court ruled against Telenor East Invest. Telenor East Invest appealed this decision to the Ninth Appellate Arbitrazh Court. On September 7, 2006, the Ninth Appellate Arbitrazh Court dismissed Telenor East Invest’s appeal. Telenor East Invest appealed this decision to the Federal Arbitrazh Court for the Moscow District. On December 28, 2006, the Federal Arbitrazh Court dismissed Telenor East Invest’s appeal. Telenor East Invest filed an appeal with the Supreme Arbitrazh Court of the Russian Federation on March 29, 2007. On April 23, 2007, a three judge panel of the Supreme Arbitrazh Court denied Telenor East Invest’s request that the case be referred to the Presidium of the Supreme Arbitrazh Court for review.

25.	Farimex Products, Inc. v. Telenor East Invest AS et al., Case No. A75-2374/2008, State Business Court for the Khanty-Mansi Autonomous Okrug

On April 14, 2008, Farimex, a company registered in the British Virgin Islands that claimed to hold 25,000 OJSC VimpelCom ADSs, filed a claim against Telenor East Invest in the Khanty-Mansiysk Arbitrazh Court in Siberia (referred to in this prospectus as the Khanty-Mansiysk Court), alleging that OJSC VimpelCom suffered financial harm as a result of Telenor East Invest’s alleged delay of OJSC VimpelCom’s acquisition of URS. In addition to naming Telenor East Invest as a defendant, Farimex’s action named Eco Telecom, Altimo and four other Alfa Group companies as defendants. On August 16, 2008, the Khanty-Mansiysk Court found Telenor East Invest solely liable for delaying VimpelCom’s acquisition of URS and ordered Telenor East Invest to pay VimpelCom approximately US$2,824.0 million in damages. Farimex’s claims against all of the Alfa Group defendants were dismissed. Telenor East Invest immediately appealed that decision to the Eighth Appellate Arbitrazh Court in Omsk, Russia (referred to in this prospectus as the Omsk Court).

On October 27, 2008, in response to a motion filed by Farimex, the Omsk Court issued an arrest order against Telenor East Invest and Eco Telecom’s respective OJSC VimpelCom shares. A few days thereafter, the arrest order against Telenor East Invest and Eco Telecom’s respective OJSC VimpelCom shares was rescinded. On December 29, 2008, the Omsk Court cancelled the US$2,824.0 million August 16, 2008 judgment issued by the Khanty-Mansiysk Court against Telenor East Invest and announced that on February 19, 2009, the Omsk Court would reconsider the case from the beginning. On February 20, 2009, the Omsk Court held Telenor East Invest solely liable to pay to OJSC VimpelCom approximately US$1.728.3 million in damages and a smaller amount of expenses to Farimex and dismissed all claims against Eco Telecom and the other Alfa Group defendants named in Farimex’s claim. The February 20, 2000 hearing decision was formalized on March 2, 2009, when the Omsk Court issued a written decision in which it made findings substantially similar to those made by the Khanty-Mansiysk Court. On March 11, 2009, a Russian bailiff acting on behalf of Farimex arrested Telenor East Invest’s OJSC VimpelCom common shares by serving an arrest order on the National Registry Company, OJSC VimpelCom’s Moscow share registrar.

Telenor East Invest appealed the Omsk Court Decision on March 4, 2009, by filing an appeal to the Tyumen Court. The first hearing in the Tyumen Court was scheduled on May 26, 2009, but was postponed because

Messrs. Fridman and Reznikovich had not been duly notified of the time and date of the hearing. The second hearing took place on June 10, 2009. At the beginning of the hearing, Farimex filed a motion to postpone the hearing, claiming that it required time to review the complaint filed against it by Telenor East Invest in the Southern District Court in Telenor East Invest AS v. Farimex Products, Inc., 08-CV-5623 (PKC), and to engage counsel to represent it in that case. The Tyumen Court granted that motion on the basis that Farimex needed time to review such complaint and take other steps to protect its rights, and postponed the hearing until September 30, 2009. On September 30, 2009, Farimex filed a motion to postpone the hearing until Telenor East Invest AS v. Farimex Products, Inc., 08-CV-5623 (PKC), had been finally decided. The Tyumen Court granted that motion and postponed the hearing until March 24, 2010. On March 24, 2010, Farimex informed the Tyumen Court that four of the six Alfa Group affiliates named as defendants in Farimex’s original statement of claim had been liquidated. Despite the fact that none of those four entities was appealing the Omsk Court Decision, the Tyumen Court said that it required additional time to review documents concerning their liquidation and postponed the hearing of Telenor East Invest’s appeal until April 16, 2010.

On July 10, 2009, Telenor East Invest appealed the Tyumen Court’s June 10, 2009 decision adjourning the hearing until September 30, 2009. On July 15, 2009, the Tyumen Court refused to accept that appeal and returned it to Telenor East Invest. On July 20, 2009, Telenor East Invest filed an appeal of the Tyumen Court’s ruling dated July 15, 2009 decision. On August 3, 2009, the Tyumen Court considered Telenor East Invest’s appeal and refused to grant it.

On October 30, 2009, Telenor East Invest appealed the Tyumen Court’s September 30, 2009, decision adjourning the hearing until March 24, 2009. On November 3, 2009, the Tyumen Court refused to accept that appeal and returned it to Telenor East Invest. On November 30, 2009, Telenor East Invest filed an appeal of the Tyumen Court’s ruling dated September 30, 2009. The Tyumen Court accepted that appeal and scheduled a hearing for December 9, 2009. On December 9, 2009, the Tyumen Court denied Telenor East Invest’s appeal.

On April 6, 2009, Telenor East Invest filed a motion in the Moscow Arbitrazh Court to suspend enforcement proceedings commenced by the bailiff. On June 3, 2009, the Moscow Arbitrazh Court denied this motion. On July 2, 2009, Telenor filed an appeal of that decision. On August 6, 2009, the Ninth Appellate Arbitrazh Court refused to suspend the enforcement proceedings. On October 12, 2009, Telenor East Invest appealed that decision to the Federal Arbitrazh Court for the Moscow District. The Federal Arbitrazh Court for the Moscow District accepted the appeal and scheduled a hearing for November 9, 2009. On November 9, 2009 the Federal Arbitrazh Court for the Moscow District refused to grant Telenor East Invest’s appeal. On February 15, 2010, Telenor East Invest filed an appeal of that decision with the Supreme Arbitrazh Court of the Russian Federation. On March 5, 2010, the Supreme Arbitrazh Court issued a decision in which it refused to consider Telenor East Invest’s appeal.

On April 27, 2009, the bailiff issued a ruling imposing a statutory US$120.0 million enforcement fee calculated as a percentage of the judgment in the Omsk Court Decision. On May 12, 2009, Telenor East Invest filed a motion with the Moscow Arbitrazh Court seeking to nullify the bailiff’s ruling imposing the enforcement fee. The first hearing was scheduled for May 26, 2009. During that hearing the judge decided to adjourn the hearing. On June 1, 2009, the hearing was resumed and immediately postponed until July 17, 2009, because the bailiff had not been duly notified of the date and time of the hearing. On July 17, 2009, the Moscow Arbitrazh Court refused to grant Telenor East Invest’s motion. Telenor East Invest appealed that ruling on August 24, 2009. The Ninth Appellate Arbitrazh Court received the appeal, accepted it and scheduled a hearing for October 7, 2009. This hearing was adjourned due to the bailiff having not been duly notified. A second hearing was scheduled for October 15, 2009, at which hearing the Ninth Appellate Arbitrazh Court refused to grant Telenor East Invest’s appeal. On December 22, 2009, Telenor East Invest appealed that decision to the Federal Arbitrazh Court for the Moscow District. The Federal Arbitrazh Court for the Moscow District accepted that appeal and scheduled a hearing for February 18, 2010. On February 18, 2010, the Federal Arbitrazh Court for the Moscow District refused to grant Telenor East Invest’s appeal.

On May 12, 2009, Telenor East Invest filed with the Moscow Arbitrazh Court a motion to suspend the enforcement of the bailiff’s ruling imposing the US$120.0 million enforcement fee until the Moscow Arbitrazh Court had considered Telenor East Invest’s motion to nullify the bailiff’s ruling. The first hearing was scheduled for May 26, 2009. During that hearing the judge decided to adjourn the hearing. On June 1, 2009, the hearing was resumed and immediately postponed until July 17, 2009, because the bailiff had not been duly notified of the date and time of the hearing. On July 17, 2009, the Moscow Arbitrazh Court refused to grant Telenor East Invest’s motion. Telenor East Invest appealed that decision to the Ninth Appellate Arbitrazh Court, which scheduled a hearing for September 14, 2009. On September 14, 2009, the Ninth Appellate Arbitrazh Court refused to suspend the enforcement of the bailiff’s ruling imposing the enforcement fee. On November 13, 2009, Telenor East Invest filed an appeal with the Federal Arbitrazh Court for the Moscow District. The Federal Arbitrazh Court for the Moscow District accepted that appeal and scheduled a hearing for December 21, 2009. On December 21, 2009, the Federal Arbitrazh Court for the Moscow District refused to grant Telenor East Invest’s appeal.

On June 19, 2009, the bailiff issued an order in which it stated that it was transferring control of Telenor East Invest’s OJSC VimpelCom shares to the Russian Federal Agency for Property Management (referred to in this prospectus as the FAPM). On July 3, 2009, Telenor East Invest filed a motion in the Moscow Arbitrazh Court seeking to nullify the bailiff’s order on transfer of the shares to the FAPM and an application for interim relief. The Moscow Arbitrazh Court scheduled the first hearing for July 21, 2009, but refused to grant Telenor East Invest’s application for interim relief. The first hearing was postponed, because Farimex apparently had not been duly notified of the time and date of the hearing. A second hearing was scheduled for July 28, 2009. On July 28, 2009, the Moscow Arbitrazh Court refused to grant Telenor East Invest’s motion. Telenor East Invest appealed that decision to the Ninth Appellate Arbitrazh Court, which scheduled a hearing for October 6, 2009. On October 6, 2009, the Ninth Appellate Arbitrazh Court refused to grant Telenor East Invest’s appeal. On December 12, 2009, Telenor East Invest filed an appeal with the Federal Arbitrazh Court for the Moscow District. The Federal Arbitrazh Court for the Moscow District accepted that appeal and scheduled a hearing for February 15, 2010. That hearing was postponed until February 18, 2010. On February 18, 2010, the Federal Arbitrazh Court for the Moscow District refused to grant Telenor East Invest’s appeal.

International Arbitration and Litigation Proceedings in Switzerland and the United States Concerning OJSC VimpelCom

26.	Telenor East Invest AS v. Eco Telecom Limited, Eco Holdings Limited and CTF Holdings Limited, UNCITRAL Arbitration, Geneva, Switzerland

In November 2005, Telenor East Invest commenced an arbitration proceeding against Eco Telecom, Eco Holdings Limited and CTF Holdings Limited, seeking to cause them to comply with their obligations under the Shareholders Agreement dated as of May 30, 2001, between Eco Telecom and Telenor East Invest (referred to in this prospectus as the OJSC VimpelCom shareholders agreement) and a related guarantee agreement. The arbitration was conducted in Geneva, Switzerland under the UNCITRAL Arbitration Rules by a panel of three arbitrators. On January 21, 2008, the arbitration tribunal issued a final award that upheld the validity of the OJSC VimpelCom shareholders agreement, ordered Eco Telecom not to nominate more than four candidates for election to OJSC VimpelCom’s board of directors and established a process for Eco Telcom to approve the fifth of the five candidates nominated by Telenor East Invest for election to OJSC VimpelCom’s board of directors under the terms of the OJSC VimpelCom shareholders agreement. In addition, the tribunal ordered Eco Telecom to pay Telenor East US$117,617.10 plus interest in costs incurred in proceedings arising from Eco Telecom’s over-nomination of candidates for election to the OJSC VimpelCom Board in violation of the arbitration tribunal’s interim award of January 25, 2007. Eco Telecom paid US$118,583.70 to Telenor East Invest on February 29, 2008. Neither Eco Telecom nor any of the other Alfa Group respondents appealed the final award in that proceeding, and that proceeding has now ended.

27.	Telenor East Invest AS v. Altimo Holdings & Investments Limited, et al., 07-CV-4829 (DC), United States District Court for the Southern District of New York

On June 6, 2007, Telenor East filed a lawsuit in the Southern District Court against Altimo, Eco Telecom, CTF Holdings Limited, Crown Finance Foundation and Rightmarch Limited, alleging that the defendants had made false and misleading statements regarding their purchases of OJSC VimpelCom ADSs and shares during the period from August 29, 2006 up to the date of the lawsuit, had purchased OJSC VimpelCom ADSs and shares while in possession of material non-public information concerning OJSC VimpelCom in violation of U.S. securities laws, had engaged in an unlawful tender offer for OJSC VimpelCom ADSs and shares and violated the SEC’s rules concerning going private transactions. The defendants filed motions to dismiss the action and to compel arbitration on August 27, 2007. On March 25, 2008, the Southern District Court issued a decision denying the defendants’ motion to compel arbitration, dismissing all claims arising under Sections 10(b), 13(e) and 14(e) of the Exchange Act and permitting Telenor East Invest to proceed with its claims alleging disclosure violations by the defendants under Sections 13(d) and 14(d) of the Exchange Act. The Southern District Court also set a discovery schedule for the parties. While discovery was ongoing, on October 5, 2009, in accordance with the Settlement Agreement, the escrow agent filed with the Southern District Court a letter from counsel to Telenor East Invest and the Alfa Group defendants requesting that the proceedings in the Southern District Court be stayed and placed on the Southern District Court’s suspense docket. The Southern District Court contacted counsel to Telenor East and requested that the parties enter into a stipulation and order dismissing the action without prejudice and with a right to restore the action if the Closing does not occur. On October 15, 2009, the parties’ counsel entered into such a stipulation and filed it with the Southern District Court. On October 22, 2009, the Southern District Court entered that stipulation as an order of the Court.

28.	Eco Telecom Limited v. Telenor East Invest AS, UNCITRAL Arbitration, Geneva, Switzerland

On March 21, 2008, Eco Telecom commenced an arbitration proceeding against Telenor East Invest in Geneva, Switzerland under the OJSC VimpelCom shareholders agreement and Russian law, alleging that Eco Telecom suffered financial harm as a result of Telenor East Invest’s alleged delay of OJSC VimpelCom’s acquisition of URS. Eco Telecom claimed US$1,000.0 million in damages, plus legal fees and interest, arising from such delay. Telenor East Invest filed counterclaims against Eco Telecom in that proceeding on February 23, 2009, and sought to have Altimo joined as a respondent in the arbitration proceeding. On August 7, 2009, the arbitral tribunal denied Telenor East Invest’s motion to join Altimo as a respondent in the arbitration proceeding. On October 5, 2009, in accordance with the Settlement Agreement, the escrow agent filed with the arbitration tribunal a letter from counsel to Telenor East Invest and Eco Telecom requesting that the arbitration proceedings be stayed pending the Closing. On October 7, 2009, the arbitration tribunal sent a letter to the parties stating that the arbitration proceedings were stayed pending the Closing and requesting that the parties update the arbitration tribunal on a quarterly basis commencing in January 2010.

29.	Telenor East Invest AS v. Farimex Products, Inc., et al., 08-CV-5623 (PKC), United States District Court for the Southern District of New York

On June 20, 2008, Telenor East Invest filed a lawsuit against Farimex, Altimo and Eco Telecom, requesting that the Southern District Court compel Farimex to arbitrate its claim in Geneva pursuant to the arbitration provisions of the OJSC VimpelCom shareholders agreement rather than in the Khanty-Mansiysk Court. Altimo and Eco Telecom also filed a motion to dismiss the complaint on August 22, 2008. On September 16, 2008, following the issuance of the August 16, 2008 decision by the Khanty-Mansiysk Court and discussions with counsel for Altimo and Eco Telecom, Telenor East Invest voluntarily dismissed Altimo and Eco Telecom from the case without prejudice. During the period between September 2008 and April 2009, Farimex did not appear in the case. On April 17, 2009, the Southern District Court requested that Telenor East Invest show cause by April 28, 2009, as to why the case should not be dismissed without prejudice and the case closed. Telenor East Invest sent a letter dated April 27, 2009, to the Southern District Court in which it requested an additional thirty days to amend its complaint or move for a default judgment. That request was granted.

On May 28, 2009, Telenor East Invest filed its amended complaint, naming only Farimex as a defendant. On June 19, 2009, Farimex appeared in the case. On June 19, 2009, the Southern District Court allowed Farimex until July 27, 2009, to file a response in the case. On July 30, 2009, the Southern District Court held a conference with the parties concerning Farimex’s contemplated motion to dismiss. The Southern District Court instructed Farimex not to file its motion until after jurisdictional discovery was conducted, and granted Telenor East Invest the right to take such discovery. While discovery was ongoing, on October 5, 2009, in accordance with the Settlement Agreement, the escrow agent filed with the Southern District Court a letter from counsel to Telenor East Invest and Farimex requesting that the proceedings in the Southern District Court be stayed and placed on the Southern District Court’s suspense docket. The Southern District Court rejected that request and ordered the parties to enter into a stipulation and order dismissing the action without prejudice and with a right to restore the action if the Closing does not occur. Farimex was persuaded to enter into the stipulation and order withdrawing the action because it was not the plaintiff in that case (and therefore would benefit from its withdrawal) and because it was given leave to pursue any claims it might have if the Closing does not occur by October 15, 2010. On October 15, 2009, the parties’ counsel entered into such a stipulation and filed it with the Southern District Court. On October 20, 2009, the Southern District Court entered that stipulation as an order of the Court.

Closed Joint Stock Company Kyivstar G.S.M.

Consolidated Financial Statements

As at 31 December 2009, 2008 and 2007

Report of Independent Auditors

TO THE MANAGEMENT OF CLOSED JOINT STOCK COMPANY KYIVSTAR G.S.M.

We have audited the accompanying consolidated statements of financial position of Closed Joint Stock Company Kyivstar G.S.M. and its subsidiary (hereinafter together referred to as “the Group”) as at 31 December 2009, 2008 and 2007, and the related consolidated statements of comprehensive income, statements of changes in equity, and cash flow statements for the years then ended. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Group’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group at 31 December 2009, 2008 and 2007, and the consolidated results of its operations and its cash flows for the years then ended in conformity with International Financial Reporting Standards, as issued by International Accounting Standards Board.

/s/ Ernst & Young Audit Services LLC

1 March 2010

Kyiv, Ukraine

Closed Joint Stock Company Kyivstar G.S.M.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended 31 December 2009, 2008 and 2007

(in thousands of Ukrainian Hryvnia)

	Notes	2009	2008	2007
Revenues	8	11,590,538	12,711,111	10,923,716

Costs of materials and traffic charges	8	(2,091,274)	(2,142,745)	(1,820,424)
Salaries and personnel costs	8	(935,249)	(786,954)	(644,000)
Other operating expenses	8	(2,136,650)	(2,267,021)	(2,034,040)
Other income		25,850	59,616	2,233
Other expenses	8	(82,467)	(52,834)	(53,632)
Depreciation and amortisation	8	(1,754,174)	(1,635,566)	(1,486,732)
Impairment losses	8	(118,069)	(83,636)	(79,182)

		4,498,505	5,801,971	4,807,939

Finance income	8	529,958	1,023,585	244,152
Finance costs	8	(38,079)	(190,505)	(304,234)
Foreign exchange (loss)/gain, net		(45,510)	298,447	22,704

Profit before tax		4,944,874	6,933,498	4,770,561

Income tax expense	9	(1,259,477)	(1,860,045)	(1,248,662)

Profit for the year		3,685,397	5,073,453	3,521,899

Total comprehensive income for the year, net of tax		3,685,397	5,073,453	3,521,899

Earnings per share, UAH	31	344.84	474.71	329.54

Signed and authorised for release on behalf of Closed Joint Stock Company Kyivstar G.S.M. on 1 March 2010:

President	Igor Lytovchenko

Chief Financial Officer	Andrew Simmons

Deputy Chief Financial Officer/ Chief Accountant	Lesya Samoylovich

The accompanying notes form an integral part of the consolidated financial statements.

Closed Joint Stock Company Kyivstar G.S.M.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at 31 December 2009, 2008 and 2007

(in thousands of Ukrainian Hryvnia)

	Notes	2009	2008	2007
ASSETS
Non-current assets
Property, plant and equipment	10	6,349,031	6,883,797	6,603,393
Intangible assets	11	1,080,566	1,205,023	1,390,421
Derivative financial instrument	22	—	—	969
Other non-current assets	12	56,858	88,599	147,654
Deferred tax asset	9	307,140	110,934	241,424

		7,793,595	8,288,353	8,383,861

Current assets
Inventories		64,489	58,330	52,290
Trade and other receivables	13	595,702	628,244	292,640
Derivative financial instrument	22	—	37,014	—
Prepaid income tax		899,492	5,776	—
Prepaid taxes, other than income tax	14	587	38,305	8,970
Prepayments	15	78,362	57,070	110,015
Deferred expenses	17	77,912	93,227	107,606
Short-term deposits	18	—	3,063,312	764,338
Cash and cash equivalents	19	1,210,394	5,068,369	4,611,689

		2,926,938	9,049,647	5,947,548
Assets of disposal group classified as held for sale	30	—	90,267	170,268

		2,926,938	9,139,914	6,117,816

TOTAL ASSETS		10,720,533	17,428,267	14,501,677

EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent
Share capital	20	656,499	656,499	656,499
Retained earnings		8,322,298	11,136,901	9,523,448

		8,978,797	11,793,400	10,179,947

Non-current liabilities
Interest-bearing loans and borrowings	21	51,192	—	—
Employee benefit liability	23	42,231	19,798	17,561

		93,423	19,798	17,561

Current liabilities
Interest-bearing loans and borrowings	21	694	985,055	2,280,436
Derivative financial instrument	22	—	—	7,513
Employee benefit liability	23	3,896	4,453	1,469
Deferred revenue	24	614,519	730,331	848,532
Provisions	25	14,666	4,891	3,325
Income tax payable		—	34,848	103,853
Taxes payable, other than income tax	26	134,546	92,300	90,963
Dividends payable to equity holders of the parent	20	—	2,905,653	—
Trade and other payables	27	568,486	530,997	671,560
Advances received	28	136,198	121,453	133,030
Other current liabilities	29	175,308	205,088	163,488

		1,648,313	5,615,069	4,304,169

TOTAL EQUITY AND LIABILITIES		10,720,533	17,428,267	14,501,677

The accompanying notes form an integral part of the consolidated financial statements.

Closed Joint Stock Company Kyivstar G.S.M.

CONSOLIDATED CASH FLOW STATEMENTS

For the years ended 31 December 2009, 2008 and 2007

(in thousands of Ukrainian Hryvnia)

	Notes	2009	2008	2007
Operating activities
Profit before tax		4,944,874	6,933,498	4,770,561
Non-cash adjustments to reconcile profit before tax to net cash flows:
Depreciation of property, plant and equipment	8	1,337,770	1,232,665	1,144,943
Impairment of property, plant and equipment and intangible assets	8	118,069	83,636	79,182
Amortisation of intangible assets	8	416,404	402,901	341,789
Loss on disposal of property, plant and equipment, intangible assets and assets, classified as held for sale		68,622	3,719	48,507
Interest income	8	(528,065)	(992,763)	(231,042)
Interest expense related to bank loans	8	34,381	172,012	285,636
Other finance costs	8	3,698	18,493	18,598
Gain on derivative financial instrument	8	(1,893)	(30,822)	(13,110)
Movements in provisions and defined employee benefit liability		31,651	6,787	11,488
Unrealised foreign exchange loss		40,789	205,253	19,343
Working capital adjustments:
(lncrease)/decrease in inventories		(6,159)	(6,040)	10,537
Increase in trade and other receivables and prepayments		(82,134)	(123,995)	(9,685)
Decrease/ (increase) in short-term deposits		3,063,312	(2,298,974)	(764,338)
Decrease in deferred expenses		15,315	14,379	29,447
Decrease in trade and other payables and taxes payable, other than income tax		132,610	(24,597)	(84,342)
(Decrease) /increase in deferred revenue		(115,812)	(118,201)	33,685
Increase/ (decrease) in advances received		14,745	(11,577)	39,865
(Decrease) /increase in other liabilities		(29,780)	42,935	78,382

		9,458,397	5,509,309	5,809,446

Interest received		675,546	866,534	216,736
Interest paid		(70,648)	(232,111)	(215,959)
Income taxes paid		(2,384,247)	(1,804,335)	(1,289,957)

Net cash flows from operating activities		7,679,048	4,339,397	4,520,266

Investing activities
Purchase of property, plant and equipment		(1,212,587)	(1,631,654)	(1,609,496)
Purchase of intangible assets		(234,501)	(294,016)	(449,804)
Proceeds from sale of property, plant and equipment and assets of disposal group classified as held for sale		215,681	88,400	3,602

Net cash flows used in investing activities		(1,231,407)	(1,837,270)	(2,055,698)

Financing activities
Dividends paid to equity holders of the parent		(9,134,787)	(543,996)	—
Withholding tax paid on dividends		(260,214)	(10,351)	—
Repayment of loans and borrowings		(973,130)	(1,777,464)	(393,900)
Payment of financial fees		(3,698)	(16,331)	(18,035)
Proceeds arising on derivative financial instrument		32,664	6,546	—
Payments arising on derivative financial instrument		—	(10,568)	(20,550)

Net cash flows used in financing activities		(10,339,165)	(2,352,164)	(432,485)

Net (decrease) /increase in cash and cash equivalents		(3,891,524)	149,963	2,032,083
Net foreign exchange difference		33,549	306,717	(19,343)
Cash and cash equivalents as at 1 January	19	5,068,369	4,611,689	2,598,949

Cash and cash equivalents as at 31 December	19	1,210,394	5,068,369	4,611,689

The accompanying notes form an integral part of the consolidated financial statements.

Closed Joint Stock Company Kyivstar G.S.M.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended 31 December 2009, 2008 and 2007

(in thousands of Ukrainian Hryvnia)

	Attributable to the equity holders of the parent
	Share capital (Note 20)	Retained earnings	Total equity
Balance at 1 January 2007	656,499	6,001,549	6,658,048
Profit for the year	—	3,521,899	3,521,899

Total comprehensive income for the year, net of tax	—	3,521,899	3,521,899

Balance at 31 December 2007	656,499	9,523,448	10,179,947

Profit for the year	—	5,073,453	5,073,453

Total comprehensive income for the year, net of tax	—	5,073,453	5,073,453
Dividends declared (Note 20)	—	(3,460,000)	(3,460,000)

Balance at 31 December 2008	656,499	11,136,901	11,793,400

Profit for the year	—	3,685,397	3,685,397

Total comprehensive income for the year, net of tax	—	3,685,397	3,685,397
Dividends declared (Note 20)	—	(6,500,000)	(6,500,000)

Balance at 31 December 2009	656,499	8,322,298	8,978,797

The accompanying notes form an integral part of the consolidated financial statements.

Closed Joint Stock Company Kyivstar G.S.M.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at 31 December 2009, 2008 and 2007

(in thousands of Ukrainian Hryvnia)

1. Corporate information

Closed Joint Stock Company Kyivstar G.S.M. (hereinafter referred to as ‘Kyivstar G.S.M.’ or ‘the Company’) was established and registered on 3 September 1997 under the laws of Ukraine. The Company is involved in the design, construction and operating of a dedicated cellular telecommunications network and provides a wide range of mobile communication services in Ukraine.

In 1997, Kyivstar was granted a 900 MHz (GSM) cellular license for operation in Ukraine, which was reissued and amended in 2001, authorizing it to provide services using both 900 MHz (GSM) and 1800 MHz (GSM) frequency ranges throughout the territory of Ukraine. Kyivstar also holds 900 MHz (GSM) and 1800 MHz (GSM) cellular licenses for operations in defined regions of Ukraine and provides GSM 1800 services in those regions. These licenses give Kyivstar the right to operate using the GSM standard for up to 15 years from the commencement of operations. In addition, Kyivstar was granted other licenses that give it the right to develop and operate wireless, long distance and local wire networks, and a data transfer network throughout the country. Most of these licenses are valid for a 10 to 15 year period from the grant date.

The Company began commercial operations on 9 December 1997 in Kyiv. Currently, it operates through 6 branches located in Kyiv, Dnipropetrovsk, Odessa, Kharkiv, Lviv and Simferopol.

The Company’s registered legal address is at 51, Chervonozoryanyy Av., Kyiv, 03110, Ukraine. The Company’s head office and principal place of business is at 53, Degtyarivska St., Kyiv, 03113, Ukraine.

As at 31 December 2009, 2008 and 2007 the Company’s shareholders and their respective declared interests were as follows:

	2009		2008		2007
	Interest	Number of shares	Interest	Number of shares	Interest	Number of shares
Telenor Mobile Communications AS (Norway)	56.52%	6,040,255	56.52%	6,040,255	56.52%	6,040,258
Storm LLC (Ukraine)	43.48%	4,647,124	43.48%	4,647,124	43.48%	4,647,127
Other shareholders	less than 0.01%	10	less than 0.01%	10	less than 0.01%	4

	100.00%	10,687,389	100.00%	10,687,389	100.00%	10,687,389

The Company has one wholly owned subsidiary – Joint Stock Company ‘Staravto’, which was established in order to provide transportation services to the Company. The Company and its subsidiary are hereinafter together referred to as ‘the Group’.

2. Operating environment, risks and economic conditions in Ukraine

The Ukrainian economy while deemed to be of market status, continues to display certain characteristics consistent with that of an economy in transition. These characteristics include, but are not limited to, low levels of liquidity in the capital markets, high inflation and the existence of currency controls which cause the national currency to be illiquid outside of Ukraine. The stability of the Ukrainian economy will be significantly impacted by the Government’s policies and actions with regard to administrative, legal, and economic reforms. As a result, operations in Ukraine involve risks that are not typical for developed markets.

The Ukrainian economy is vulnerable to market downturns and economic slowdowns elsewhere in the world. The ongoing global financial crisis has resulted in considerable instability in the capital markets,

Closed Joint Stock Company Kyivstar G.S.M.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at 31 December 2009, 2008 and 2007

(in thousands of Ukrainian Hryvnia)

2. Operating environment, risks and economic conditions in Ukraine (continued)

significant deterioration in the liquidity of banks, much tighter credit conditions where credit is available, and significant devaluation of the national currency against major currencies. Furthermore, in the fourth quarter of 2008, international agencies began to downgrade the country’s credit ratings. Whilst the Ukrainian Government is introducing various stabilisation measures aimed at providing liquidity and supporting debt refinancing for Ukrainian banks, there continues to be uncertainty regarding access to capital and its cost for the Group and its counterparties. These factors could affect the Group’s financial position, results of operations and business prospects.

Whilst management believes it is taking appropriate measures to support the sustainability of the Group’s business in the current circumstances, unexpected further deterioration in the areas described above could negatively affect the Group’s results and financial position in a manner not currently determinable.

3. Basis of preparation

The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments measured at fair value, and certain financial instruments measured in accordance with the requirements of IAS 39 Financial instruments: recognition and measurement.

These consolidated financial statements are presented in thousands of Ukrainian Hryvnia (‘UAH’) and all values are rounded off to the nearest thousand except when otherwise indicated.

Statement of compliance

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its wholly-owned subsidiary. The subsidiary’s financial statements are prepared as at the same reporting date as the Company’s, using consistent accounting policies.

All intra-group balances, income and expenses and unrealised gains and losses resulting from intra-group transactions are eliminated in full.

4. Changes in accounting policies

The Group transitioned to IFRS on 1 January 2005. In accordance with IFRS 1, the Group applied the same accounting policies throughout all periods presented in its first IFRS consolidated financial statements prepared as at 31 December 2007. Therefore, accounting policies used by the Group throughout 2007 comply with each IFRS effective at the reporting date for its first IFRS consolidated financial statements (i.e., as at 31 December 2007).

In addition, the Group has early adopted the following IFRS and IFRIC interpretation since 1 January 2005, the date of the Group’s transition to IFRS:

•	IAS 23 Borrowing Costs (Revised) effective 1 January 2009

•	IFRIC 13 Customer Loyalty Programmes effective 1 July 2008

Closed Joint Stock Company Kyivstar G.S.M.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at 31 December 2009, 2008 and 2007

(in thousands of Ukrainian Hryvnia)

4. Changes in accounting policies (continued)

The principal effects of adopting these IFRS and IFRIC are as follows:

IAS 23 Borrowing Costs (Revised)

The IASB issued an amendment to IAS 23 in April 2007. The revised IAS 23 requires capitalisation of borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset. Therefore, the Group capitalises borrowing costs on qualifying assets with a commencement date on or after 1 January 2005.

IFRIC 13 Customer Loyalty Programmes

The IFRIC issued IFRIC 13 in June 2007. This interpretation requires customer loyalty credits to be accounted for as a separate component of the sales transaction in which they are granted. A portion of the fair value of the consideration received is allocated to the award credits and deferred. This is then recognised as revenue over the period that the award credits are redeemed.

Improvements to IFRSs

In May 2008 IASB issued the first omnibus of amendments to its standards, primarily with a view to removing inconsistencies and clarifying wording. There are separate transitional provisions for each standard.

The Group has early adopted the following amendments to standards since 1 January 2005:

•	IAS 16 Property, Plant and Equipment:

Replace the term ‘net selling price’ with ‘fair value less costs to sell’. The Group amended its accounting policy accordingly, which did not result in any change in the financial position and performance.

•	IAS 23 Borrowing Costs:

The definition of borrowing costs is revised to consolidate the two types of items that are considered components of ‘borrowing costs’ into one – the interest expense calculated using the effective interest rate method in accordance with IAS 39. The Group has amended its accounting policy accordingly, which did not result in any change in its financial position and performance.

•	IAS 36 Impairment of Assets:

When discounted cash flows are used to estimate ‘fair value less cost to sell’ additional disclosure is required about the discount rate, consistent with disclosures required, when the discounted cash flows are used to estimate ‘value in use’. This amendment had no immediate impact on the financial statements of the Group because the recoverable amount of its cash generating units was estimated using ‘value in use’.

The accounting policies adopted by the Group throughout 2008 are consistent with those of 2007 financial year except as follows:

In 2008 the Group has adopted the following IFRIC interpretations. Adoption of these revised interpretations did not have an effect on the financial performance or position of the Group.

•	IFRIC 11 IFRS 2 – Group and Treasury Share Transactions

Closed Joint Stock Company Kyivstar G.S.M.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at 31 December 2009, 2008 and 2007

(in thousands of Ukrainian Hryvnia)

4. Changes in accounting policies (continued)

Improvements to IFRSs (continued)

•	IFRIC 12 – Service Concession Arrangements

•	IFRIC 14 IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

The principal effects of these changes are as follows:

IFRIC 11 IFRS 2 – Group and Treasury Share Transactions

The Group has adopted IFRIC Interpretation 11 insofar as it applies to consolidated financial statements. This interpretation requires arrangements whereby an employee is granted rights to an entity’s equity instruments to be accounted for as an equity-settled scheme, even if the entity buys the instruments from another party, or the shareholders provide the equity instruments needed. The Group amended its accounting policy accordingly. The Group has not issued instruments caught by this interpretation.

IFRIC 12 – Service Concession Arrangements

The IFRIC issued IFRIC 12 in November 2006. This interpretation applies to service concession operators and explains how to account for the obligations undertaken and rights received in service concession arrangements. No member of the Group is an operator and, therefore, this interpretation has no impact on the Group.

IFRIC 14 IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

IFRIC Interpretation 14 provides guidance on how to assess the limit on the amount of surplus in a defined benefit scheme that can be recognised as an asset under IAS 19 Employee Benefits. The Group amended its accounting policy accordingly. The Group’s defined benefit plans are unfunded, therefore, the adoption of this interpretation had no impact on the financial position or performance of the Group.

The accounting policies adopted by the Group in 2009 are consistent with those of 2008 financial year except as follows:

The Group has adopted the following new and amended IFRSs and IFRIC interpretations since 1 January 2009:

•	IFRS 2 Share-based Payment: Vesting Conditions and Cancellations effective 1 January 2009

•	IFRS 7 Financial Instruments: Disclosures effective 1 January 2009

•	IAS 1 Presentation of Financial Statements (Revised) effective 1 January 2009

•	IFRS 8 Operating Segments effective 1 January 2009

•	IAS 32 Financial Instruments: Presentation and IAS 1 Puttable Financial Instruments and Obligations Arising on Liquidation effective 1 January 2009

•	Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards and IAS 27 Consolidated and Separate Financial Statements effective 1 January 2009

Closed Joint Stock Company Kyivstar G.S.M.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at 31 December 2009, 2008 and 2007

(in thousands of Ukrainian Hryvnia)

4. Changes in accounting policies (continued)

IFRIC 14 IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction (continued)

•	IFRIC 9 Remeasurement of Embedded Derivatives and IAS 39 Financial Instruments: Recognition and Measurement effective for periods ending on or after 30 June 2009

•	IFRIC 15 Agreement for the Construction of Real Estate effective 1 January 2009

•	IFRIC 16 Hedges of a Net Investment in a Foreign Operation effective 1 October 2008

•	Improvements to IFRSs

IFRS 2 Share-based Payment – Vesting Conditions and Cancellations

The IASB issued an amendment to IFRS 2 which clarifies the definition of vesting conditions and prescribes the treatment of an award that is effectively cancelled because a non-vesting condition is not satisfied. The adoption of this amendment did not have any impact on the financial position of performance of the Group.

IFRS 7 Financial instruments: Disclosures

The amended standard requires additional disclosure about fair value measurement and liquidity risk. Fair value measurements are to be disclosed by source of inputs using a three level hierarchy for each class of financial instrument. In addition, a reconciliation between the beginning and ending balance for Level 3 fair value measurements is now required, as well significant transfers between Level 1 and Level 2 fair value measurements. The amendments also clarify the requirements for liquidity risk disclosures. The fair value and liquidity risk disclosures prepared by the Group are not significantly impacted by the amendments.

IAS 1 Presentation of Financial Statements (Revised)

The revised Standard separates owner and non-owner changes in equity. The statement of changes in equity includes only details of transactions with owners, with non-owner changes in equity presented as a single line. In addition, the Standard introduces the statement of comprehensive income: it presents all items of recognised income and expense, either in one single statement, or in two linked statements. The Group has elected to present one statement.

IFRS 8 Operating segments

This standard requires disclosure of information about the Group’s operating segments and replaces the requirement to determine primary (business) and secondary (geographical) reporting segments of the Group. The adoption of this Standard by the Group did not result in additional disclosures as the Group’s structure is non-complex and it has only one reportable segment, which is the Company’s network taken as a whole.

IAS 32 Financial Instruments: Presentation and IAS 1 Puttable Financial Instruments and Obligations Arising on Liquidation

The standards have been amended to allow a limited scope exception for puttable financial instruments to be classified as equity if they fulfill a number of specified criteria. The adoption of these amendments did not have any impact on the financial position or performance of the Group, as the Group has not issued such instruments.

Closed Joint Stock Company Kyivstar G.S.M.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at 31 December 2009, 2008 and 2007

(in thousands of Ukrainian Hryvnia)

4. Changes in accounting policies (continued)

Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards and IAS 27 Consolidated and Separate Financial Statements

The amendments to IFRS 1 allow an entity to determine the ‘cost’ of investments in subsidiaries, jointly controlled entities or associates in its opening IFRS financial statements in accordance with IAS 27 or using a deemed cost. The amendment to IAS 27 requires all dividends from a subsidiary, jointly controlled entity or associate to be recognised in the statement of comprehensive income in the separate financial statements. The new requirements did not have an impact on the consolidated financial statements of the Group.

IFRIC 9 Reassessment of Embedded Derivatives and IAS 39 Financial Instruments: Recognition and Measurement

The amendments to IFRIC 9 and IAS 39 were issued in March 2009 and are effective for annual periods ending on or after 30 June 2009. The amendments require an entity to assess whether an embedded derivative must be separated from a host contract when the entity reclassifies a hybrid financial asset out of the fair value through profit or loss category. The adoption of these amendments did not result in changes in presentation and disclosures as the Group did not have contracts caught by this interpretation.

IFRIC 15 Agreement for the Construction of Real Estate

IFRIC 15 clarifies when and how revenue and related expenses from the sale of a real estate unit should be recognised if an agreement between a developer and a buyer is reached before the construction of the real estate is completed. Furthermore, the interpretation provides guidance on how to determine whether an agreement is within the scope of IAS 11 or IAS 18. IFRIC 15 did not have an impact on the consolidated financial statements.

IFRIC 16 Hedges of a Net Investment in a Foreign Operation

IFRIC 16 provides guidance on the accounting for a hedge of a net investment. As such it provides guidance on identifying the foreign currency risks that qualify for hedge accounting in the hedge of a net investment, where within the group the hedging instruments can be held in the hedge of a net investment and how an entity should determine the amount of foreign currency gain or loss, relating to both the net investment and the hedging instrument, to be recycled on disposal of the net investment. The adoption of IFRIC 16 did not have an impact on the financial statements, because the Company does not have investments in foreign operations.

Improvements to IFRSs

In May 2008 and April 2009 the IASB issued omnibus of amendments to its standards, primarily with a view to removing inconsistencies and clarifying wording. There are separate transitional provisions for each standard. The adoption of the following amendments by the Group since 1 January 2009 resulted in changes to accounting policies, but did not have any impact on the financial position or performance of the Group.

IAS 1 Presentation of Financial Statements:

Assets and liabilities classified as held for trading in accordance with IAS 39 Financial Instruments: Recognition and Measurement are not automatically classified as current in the statement of financial position.

Closed Joint Stock Company Kyivstar G.S.M.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at 31 December 2009, 2008 and 2007

(in thousands of Ukrainian Hryvnia)

4. Changes in accounting policies (continued)

IAS 1 Presentation of Financial Statements: (continued)

The Group amended its accounting policy accordingly and analysed whether the management’s expectation of the period of realisation of financial assets and liabilities differed from the classification of the instrument. This did not result in any re-classification of financial instruments between current and non-current in the consolidated statement of financial position.

IAS 38 Intangible Assets:

Expenditure on advertising and promotional activities is recognised as an expense when the Group either has the right to access the goods or has received the service. This amendment has no impact on the Group because it does not enter into such promotional activities.

The reference to there being rarely, if ever, persuasive evidence to support an amortisation method of intangible assets other than a straight-line method has been removed. The Group reassessed the useful lives of its intangible assets and concluded that the straight-line method was still appropriate.

IAS 39 Financial Instruments: Recognition and Measurement:

Changes in circumstances relating to derivatives do not result in reclassifications. Therefore, when circumstances related to derivatives change, they may be either removed from, or included in, the ‘fair value through profit or loss’ classification after initial recognition. The amendments removed the reference in IAS 39 to a ‘segment’, when determining whether an instrument qualifies as a hedge. The amendments also require the use of the revised effective interest rate, when remeasuring a debt instrument on the cessation of fair value hedge accounting. This amendment has no impact on the consolidated financial statements of the Group.

IFRS 7 Financial Instruments: Disclosures:

Removal of the reference to ‘total interest income’ as a component of finance costs.

IAS 10 Events after the Reporting Period:

Clarification that dividends declared after the end of the reporting period are not obligations.

IAS 18 Revenue:

The Board has added guidance to determine whether an entity is acting as a principal or as an agent. There is no effective date of this amendment, hence, it is effective from the date the amendments were issued. The adoption of this amendment by the Group resulted in changes to the accounting policies, but did not have any effect on the financial position or performance of the Group.

IAS 19 Employee Benefits:

Revised the definition of ‘past service costs’, ‘return on plan assets’ and ‘short term’ and ‘other long-term’ employee benefits. Amendments to plans that result in a reduction in benefits related to future services are accounted for as curtailment. Deleted the reference to the recognition of contingent liabilities to ensure consistency with IAS 37.

Closed Joint Stock Company Kyivstar G.S.M.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at 31 December 2009, 2008 and 2007

(in thousands of Ukrainian Hryvnia)

4. Changes in accounting policies (continued)

IAS 19 Employee Benefits: (continued)

The amendments to the following standards below did not have any impact on the accounting policies, financial position or performance of the Group.

IAS 8 Accounting Policies, Change in Accounting Estimates and Errors:

Clarification that only implementation guidance that is an integral part of an IFRS is mandatory when selecting accounting policies.

IAS 16 Property, Plant and Equipment:

Items of property, plant and equipment held for rental that are routinely sold in the ordinary course of business after rental, are transferred to inventory when rental ceases and they are held for sale.

IAS 18 Revenue:

Replacement of the term ‘direct costs’ with ‘transaction costs’ as defined in IAS 39.

IAS 20 Accounting for Government Grants and Disclosures of Government Assistance:

Loans granted in the future with no or low interest rates will not be exempt from the requirement to impute interest. The difference between the amount received and the discounted amount is accounted for as government grant. Also, revised various terms used to be consistent with other IFRS.

IAS 27 Consolidated and Separate Financial Statements:

When a parent entity accounts for a subsidiary at fair value in accordance with IAS 39 in its separate financial statements, this treatment continues when the subsidiary is subsequently classified as held for sale.

IAS 28 Investment in Associates:

If an associate is accounted for at fair value in accordance with IAS 39, only the requirement of IAS 28 to disclose the nature and extent of any significant restrictions on the ability of the associate to transfer funds to the entity in the form of cash or repayment of loans applies.

IAS 29 Financial Reporting in Hyperinflationary Economies:

Revised the reference to the exception to measure assets and liabilities at historical cost, such that it notes property, plant and equipment as being an example, rather than implying that it is a definitive list. Also, revised various terms used to be consistent with other IFRS.

IAS 31 Interests in Joint Ventures:

Required disclosures when investments in jointly controlled entities are accounted for at fair value through profit and loss. If a joint venture is accounted for at fair value, the only disclosure requirements of IAS 31 are those relating to the commitments of the venturer and the joint venture, as well as summary financial information about the assets, liabilities, income and expenses.

Closed Joint Stock Company Kyivstar G.S.M.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at 31 December 2009, 2008 and 2007

(in thousands of Ukrainian Hryvnia)

4. Changes in accounting policies (continued)

IAS 34 Interim Financial Reporting:

Earnings per share is disclosed in interim financial reports if an entity is within the scope of IAS 33.

IAS 40 Investment Property:

Revision of the scope such that property under construction or development for future use as an investment property is classified as investment property. If fair value cannot be reliably determined, the investment under construction will be measured at cost until such time as fair value can be determined or construction is complete. Also, revised the conditions for a voluntary change in accounting policy to be consistent with IAS 8 and clarified that the carrying amount of investment property held under lease is the valuation obtained increased by any recognised liability.

IAS 41 Agriculture:

Removed the reference to the use of a pre-tax discount rate to determine fair value. Removed the prohibition to take into account cash flows resulting from any additional transformations when estimating fair value. Also, replaced of the term ‘point-of-sale costs’ with ‘costs to sell’.

5. Summary of significant accounting policies

Functional and presentation currencies

The functional and presentation currency of each of the Group’s entities is Ukrainian Hryvnia.

Foreign currency translation

Transactions denominated in currencies other than the relevant functional currency (foreign currencies) are initially recorded in the functional currency at the rate in effect at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the functional-currency rate of exchange in effect at the reporting date. Non-monetary items that were measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair values were determined. The resulting gains and losses are recognised in the statement of comprehensive income.

Revenue recognition and measurement

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenues are measured at the fair value of the consideration received or receivable, excluding discounts, rebates and sales taxes. These taxes are regarded as collected on behalf on the authorities.

Revenues primarily comprise sales of:

•	Services: revenue from air time charges, interconnection fees, periodic fees, subscription and connection fees, roaming, value added services;

•	Customer equipment: telephony handsets, modems, etc.

Closed Joint Stock Company Kyivstar G.S.M.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at 31 December 2009, 2008 and 2007

(in thousands of Ukrainian Hryvnia)

5. Summary of significant accounting policies (continued)

Revenue recognition and measurement (continued)

Air time revenue

The Company earns air time revenue by providing its prepaid and post-paid subscribers with access to the cellular network and routing their calls through the network and its roaming partners’ networks.

Revenue from interconnection

Revenue from interconnection represents the revenue earned for the termination of calls from other telecommunications service providers’ networks on the Company’s network.

Air time and interconnection revenue is recognised in the period when the respective service is rendered.

Periodic fees

Periodic fees include fees for subscription to new tariff plans and fees for supplementary subscriptions used by subscribers in particular period, such as periodic fees for subscription to voicemail, itemised invoice etc.

Periodic fees are recognised in the period, when the respective service is rendered.

Connection and one-time subscription fees

Connection fees are paid by subscribers for the first time activation of network service. Revenues from connection are deferred and recognised over the periods that the fees are earned, which is the expected period of the customer relationship and approximates 3 years. The expected period of the customer relationship is based on the past history of churn and expected development of the Company.

One-time subscription fees mainly consist of one-time fees for various supplementary subscriptions and also include change of subscription type and transfer of subscriptions from one location to another. One time subscription fees that are linked to other elements in a way that the commercial effect cannot be understood without reference to the other transactions are deferred and recognised over the periods that the fees are earned, which is the subscription validity period or, in case of no validity period, the expected period of the customer relationship, which approximates 3 years.

Roaming revenues

Roaming revenues include roaming revenues from the services provided to the Company’s subscribers in the networks of its roaming partners and roaming revenues from access to the services provided by the Company in its network to subscribers of the Company’s roaming partners. Roaming revenues are recognised in the period, when the respective services are rendered.

Value added services

Value added services include revenues from outgoing SMS and MMS, circuit of switched data and packet switched data (WAP, GPRS, EDGE etc.) Revenues from value added services are recognised in the period, when the respective services are rendered.

Closed Joint Stock Company Kyivstar G.S.M.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at 31 December 2009, 2008 and 2007

(in thousands of Ukrainian Hryvnia)

5. Summary of significant accounting policies (continued)

Revenue recognition and measurement (continued)

Sales of telephony handsets and modems

Revenues from sales of handsets and modems are normally recognised, when the related significant risks and rewards are transferred to the buyer.

Discounts

Discounts are often provided in the form of cash discount, free or discounted products or services delivered by the Company or by external parties. Discounts are recorded on a systematic basis over the period the discount is earned. Cash discounts or free products are recorded as revenue reductions. Free products or services delivered by external parties are recorded as expenses.

Presentation

Where the Company’s role in a transaction is a principal, revenue is recognised on a gross basis. This requires revenue to comprise the gross value of the transaction billed to the customer, after trade discounts, with any related expenditure charged as an operating cost. Where the Company’s role in a transaction is that of an agent, revenue is recognised on a net basis and represents the margin earned. The evaluation of whether the Company is acting as principal or agent is based on an evaluation of the substance of the transaction, the responsibility for providing the goods or services and setting prices and the underlying financial risk and rewards.

Interest income

Interest income is recognised as interest accrued (using the effective interest method). Interest income is included in finance income in the statement of comprehensive income.

Deferred revenue

Cellular service revenue is recognised on the basis of actual airtime usage by the end customer. Unused time on sold prepaid cards is recognised as deferred revenue until the related services have been provided to the subscribers or the prepaid card has expired.

Loyalty programs

Customer loyalty credits are accounted for as a separate component of the sales transaction, in which they are granted. A portion of the fair value of the consideration received is allocated to the award credits and deferred, based on estimated number of award credits that will actually be earned by the customer. This is then recognised as revenue over the period that the award credits are redeemed.

Costs related to connection fees

Initial direct costs incurred in earning connection fees are deferred over the same period as the connection revenue, limited to the amount of the deferred connection fees. Costs incurred consist primarily of the costs of

Closed Joint Stock Company Kyivstar G.S.M.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at 31 December 2009, 2008 and 2007

(in thousands of Ukrainian Hryvnia)

5. Summary of significant accounting policies (continued)

Costs related to connection fees (continued)

the start pakages and dealers’ bonuses. In some cases costs associated with connection fees exceed the respective connection revenues and the amount of connection costs exceeding the amount of deferred connection fees is expensed.

Advertising costs, marketing and sales commissions

Advertising costs, marketing and sales commissions are expensed as incurred, unless they form part of the costs that are deferred in relation to deferral of connection fees as described above. Expenditure on advertising and promotional activities is recognised as an expense when the Group either has the right to access the goods or has received the service.

Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and any accumulated impairment losses. Cost includes professional fees and, for qualifying assets, borrowing costs are capitalised. Depreciation is calculated to reduce the cost of assets, other than land, to their estimated residual value, if any, over their estimated useful lives. Depreciation commences, when the assets are ready for their intended use.

Repair and maintenance is expensed as incurred. If new parts are capitalised, replaced parts are derecognised and any remaining net book value is recorded to operating profit (loss) as loss on disposal.

When the expected cost for the decommissioning of the asset after its use is material to the financial statements, the present value of the expected cost for the decommissioning of the asset after its use is included in the cost of the respective asset if the recognition criteria for the provision is met.

Depreciation is calculated on a straight-line basis over the estimated remaining useful life of the asset as follows:

Asset category	Useful life (years)
Local, regional & trunk networks	20
Mobile telephone network and switches	3-15
Radio installations	7
Buildings	15-30
Corporate administrative assets	3-4

Depreciation method, estimated useful life and residual value are evaluated at least annually and adjusted prospectively, if appropriate. Residual value is estimated to be zero for most assets, except for vehicles, which are included in corporate administrative assets, that the Group does not expect to use for the assets’ whole economic life. Changes in estimates are accounted for prospectively. Depreciation commences on the first day of the month following the date of putting the item into operation. Freehold land is not depreciated.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the statement of comprehensive income in the year the item is derecognised.

Closed Joint Stock Company Kyivstar G.S.M.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at 31 December 2009, 2008 and 2007

(in thousands of Ukrainian Hryvnia)

5. Summary of significant accounting policies (continued)

Property, plant and equipment (continued)

Assets held under finance leases and leasehold improvements are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease.

Construction in progress

Assets in the course of construction are capitalised as a separate component of property, plant and equipment. On completion, the cost of construction is transferred to the appropriate category of property, plant and equipment. Construction in progress is not depreciated.

Uninstalled equipment

Uninstalled equipment represents equipment purchased by the Group, but not yet put into operation. Uninstalled equipment is not depreciated.

Land

Freehold land to which the Group has due legal title is included in the Group’s statement of financial position at its historical cost. Freehold land is not depreciated.

Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. The evaluation is based on the substance of the transaction. However, situations that individually would normally lead the Group to classify a lease as a finance lease is if the lease term is more than 75 percent of the estimated economic life or the present value of the minimum lease payments exceeds 90 percent of the fair value of the leased asset.

The Group may enter into an arrangement that does not take the legal form of a lease but conveys a right to use an asset in return for a payment or series of payments. Determining whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether: (a) fulfilment of the arrangement is dependent on the use of a specific asset; and (b) the arrangement conveys a right to use the asset.

The Group as lessee

Property and equipment acquired by way of finance lease is capitalised and carried at the lower of its fair value and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses. Leased assets are depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

Operating lease payments are charged to profit or loss on a straight-line basis over the term of the relevant lease. Benefits received and incentives to enter into an operating lease are also amortised on a straight-line basis over the lease term. Prepaid lease payments made on entering into operating leases or acquiring leaseholds are amortised over the lease term in accordance with the pattern of benefits provided and included in the line item ‘depreciation and amortisation’ in the statement of comprehensive income.

Closed Joint Stock Company Kyivstar G.S.M.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at 31 December 2009, 2008 and 2007

(in thousands of Ukrainian Hryvnia)

5. Summary of significant accounting policies (continued)

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of the respective assets. All other borrowing costs are expensed in the period they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

Intangible assets

Intangible assets acquired are initially measured at cost. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses.

Internally generated intangible assets, excluding capitalised development costs, are not capitalised and expenditure is reflected in the statement of comprehensive income in the period, in which the expenditure is incurred.

Intangible assets with finite useful lives are amortised over the useful economic lives. Useful lives and amortisation method for intangible assets is reviewed at least annually, and adjusted prospectively if appropriate.

Amortisation is provided using the straight-line basis over the estimated useful lives of the related assets as follows:

Asset category	Useful life (years)
Licences	10-15
Network and billing software	5

Gains and losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised as other expenses in the statement of comprehensive income.

Impairment of non-financial assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset or cash generating unit exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses of continuing operations are recognised in the statement of comprehensive income.

A cash generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. In identifying whether cash inflows from

Closed Joint Stock Company Kyivstar G.S.M.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at 31 December 2009, 2008 and 2007

(in thousands of Ukrainian Hryvnia)

5. Summary of significant accounting policies (continued)

Impairment of non-financial assets (continued)

an asset (or group of assets) are largely independent of the cash inflows from other assets (or group of assets), the management considers various factors including how management monitors the entity’s operations (such as by product or service lines, businesses, geographical areas). Based on the specifics of the Group’s operations, the management has identified that the Group has one cash generating unit, which is the Company’s network as a whole.

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in profit or loss. After such a reversal the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

Financial assets

Initial recognition

Financial assets within the scope of IAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Group determines the classification of its financial assets at initial recognition.

Financial assets are recognised initially at fair value plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way purchases) are recognised on the trade date, i.e., the date that the Group commits to purchase or sell the asset.

The Group’s financial assets include cash and cash equivalents, short-term deposits, trade and other receivables, loans, and derivative financial instruments.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of selling or purchasing in the near term. This category

Closed Joint Stock Company Kyivstar G.S.M.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at 31 December 2009, 2008 and 2007

(in thousands of Ukrainian Hryvnia)

5. Summary of significant accounting policies (continued)

Financial assets (continued)

Financial assets at fair value through profit or loss (continued)

includes derivative financial instrument entered into by the Group that does not meet the hedge accounting criteria as defined by IAS 39. Financial assets at fair value through profit and loss are carried in the statement of financial position at fair value with changes in fair value recognised in finance income or finance cost in the statement of comprehensive income.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortised cost using the effective interest rate method, less impairment. Amortised cost is calculated by taking into account any discount or premium on acquisition and fee or costs that are integral part of the effective interest rate. The amortisation is included in finance income in the statement of comprehensive income.

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity, when the Group has the positive intention and ability to hold them to maturity. After initial measurement held-to-maturity investments are measured at amortised cost using the effective interest rate method. This method uses an effective interest rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset. Amortised cost is calculated by taking into account any discount or premium on acquisition and fee or costs that are integral part of the effective interest rate. The amortisation is included in finance income in the statement of comprehensive income.

The Group did not have any held-to-maturity investments during the years ended 31 December 2009, 2008 and 2007.

Available-for-sale financial investments

Available-for-sale financial investments include equity and debt securities. Equity investments classified as available-for sale are those, which are neither classified as held for trading nor designated at fair value through profit or loss. Debt securities in this category are those which are intended to be held for an indefinite period of time and which may be sold in response to needs for liquidity or in response to changes in the market conditions.

After initial measurement, available-for-sale financial investments are subsequently measured at fair value with unrealised gains or losses recognised as other comprehensive income in the available-for-sale reserve until the investment is derecognised, at which time the cumulative gain or loss is recognised in other operating income, or determined to be impaired, at which time the cumulative loss is recognised in the statement of comprehensive income in finance costs and removed from the available-for-sale reserve.

When the Group is unable to trade these financial assets due to inactive markets and management’s intent to do so in the foreseeable future significantly changes, the Group may elect to reclassify these financial assets in

Closed Joint Stock Company Kyivstar G.S.M.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at 31 December 2009, 2008 and 2007

(in thousands of Ukrainian Hryvnia)

5. Summary of significant accounting policies (continued)

Financial assets (continued)

Available-for-sale financial investments (continued)

rare circumstances. Reclassification to loans and receivables is permitted when the financial asset meets the definition of loans and receivables and has the intent and ability to hold these assets for the foreseeable future or maturity. The reclassification to held to maturity is permitted only when the entity has the ability and intent to hold until maturity the financial asset accordingly.

For a financial asset reclassified out of the available-for-sale category, any previous gain or loss on that asset that has been recognised in equity is amortised to profit or loss over the remaining life of the investment using the effective interest rate. Any difference between the new amortised cost and the expected cash flows is also amortised over the remaining life of the asset using the effective interest rate. If the asset is subsequently determined to be impaired then the amount recorded in equity is reclassified to the statement of comprehensive income.

Financial liabilities

Initial recognition

Financial liabilities within the scope of IAS 39 are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Group determines the classification of its financial liabilities at initial recognition.

Financial liabilities are recognised initially at fair value plus, in the case of loans and borrowings, directly attributable transaction costs.

The Group’s financial liabilities mainly include trade and other payables, loans and borrowings, and derivative financial instruments.

Subsequent measurement

The measurement of financial liabilities depends on their classification as follows:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments entered into by the Group that do not meet the hedge accounting criteria as defined by IAS 39.

Gains or losses on liabilities held for trading are recognised in the statement of comprehensive income.

Closed Joint Stock Company Kyivstar G.S.M.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at 31 December 2009, 2008 and 2007

(in thousands of Ukrainian Hryvnia)

5. Summary of significant accounting policies (continued)

Financial liabilities (continued)

Loans and borrowings

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest rate method.

Gains and losses are recognised in the statement of comprehensive income when the liabilities are derecognised as well as through the effective interest rate method amortisation process.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fee or costs that are integral part of effective interest rate. The effective interest rate amortisation is included in finance costs in the statement of comprehensive income.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the consolidated statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the assets and settle the liabilities simultaneously.

Fair value of financial instruments

The fair value of financial instruments that are actively traded in organised financial markets at each reporting date is determined by reference to quoted market prices or dealer price quotations (bid price for long positions and ask price for short positions), without any deductions for transaction costs. For financial instruments where there is no active market, fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; discounted cash flow analysis or other valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured is provided in Note 34.

Amortised cost of financial instruments

Amortised cost is computed using the effective interest method less any allowance for impairment and principal repayment or reduction. The calculation takes into account any premium or discount on acquisition and includes transaction costs and fees that are an integral part of the effective interest rate.

Impairment of financial assets

The Group assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred ‘loss event’) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

Closed Joint Stock Company Kyivstar G.S.M.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at 31 December 2009, 2008 and 2007

(in thousands of Ukrainian Hryvnia)

5. Summary of significant accounting policies (continued)

Impairment of financial assets (continued)

Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganisation and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Financial assets carried at amortised cost

For financial assets carried at amortised cost, the Group first assesses individually whether objective evidence of impairment exists for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognised are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognised in the statement of comprehensive income. Interest income continues to be accrued on the reduced carrying amount based on the original effective interest rate of the asset. Loans and receivables together with the associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realised or has been transferred to the Group. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognised, the previously recognised impairment loss is increased or reduced by adjusting the allowance account. If a future write-off is later recovered, the recovery is recognised in the statement of comprehensive income.

The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate. If an instrument has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate.

Available-for-sale financial investments

For available-for-sale financial investments, the Group assesses at each reporting date whether there is objective evidence that an investment or a group of investments is impaired.

In the case of equity investments classified as available-for-sale, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. Where there is evidence of impairment, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognised in profit and loss – is removed from other comprehensive income and recognised in impairment losses. Impairment losses on equity investments are not reversed through profit and loss; increases in their fair value after impairment are recognised directly in other comprehensive income.

Closed Joint Stock Company Kyivstar G.S.M.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at 31 December 2009, 2008 and 2007

(in thousands of Ukrainian Hryvnia)

5. Summary of significant accounting policies (continued)

Impairment of financial assets (continued)

Available-for-sale financial investments (continued)

In the case of debt instruments classified as available-for-sale, impairment is assessed based on the same criteria as financial assets carried at amortised cost. Interest income continues to be accrued based on the reduced carrying amount of the asset and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. The interest income is recorded as a part of finance income. If, in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in the statement of comprehensive income, the impairment loss is reversed through the statement of comprehensive income.

Derecognition of financial instruments

Financial assets

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognised when:

•	the rights to receive cash flows from the asset have expired; or

•

the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, a new asset is recognised to the extent of the Group’s continuing involvement in the asset.

Continuing involvement that takes the form of a guarantee over the transferred asset, is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

When continuing involvement takes the form of a written and/or purchased option (including a cash settled option or similar provision) on the transferred asset, the extent of the Group’s continuing involvement is the amount of the transferred asset that the Group may repurchase, except that in the case of a written put option (including a cash settled option or similar provision) on an asset measured at fair value, the extent of the Group’s continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

Closed Joint Stock Company Kyivstar G.S.M.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at 31 December 2009, 2008 and 2007

(in thousands of Ukrainian Hryvnia)

5. Summary of significant accounting policies (continued)

Derecognition of financial instruments (continued)

Financial liabilities (continued)

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognised in the statement of comprehensive income.

Employee benefits

The Group makes defined contributions to the State Pension fund at the relevant statutory rates in force during the year, based on gross salary payments; such an expense is charged in the period when the related salaries are earned.

In addition to the above, employees of the Group are entitled to jubilee and post-employment benefits.

Jubilee benefits are paid out on occasion of anniversary, while post-employment benefits are paid out as a one-off benefit upon retirement. The amount of those benefits depends on the tenure with the Company and the average salary. The benefits payable under these arrangements are unfunded.

The expected cost of providing employee benefits is determined annually using the projected unit credit actuarial valuation method to calculate the net present value of benefit obligations at the reporting date. The balance of employee benefit obligations equals discounted payments to be made in the future and accounts for staff turnover and relates to the period to the reporting date. Demographic information and information on staff turnover are based on historical data.

Gains and losses resulting from the use of actuarial valuation methodologies to calculate post-employment benefits are recognised when the cumulative unrecognised actuarial gains or losses for the plan at the end of the previous reporting period exceed 10% of defined benefit obligation at that date. These gains or losses are recognised as income or expense over the expected average remaining working lives of the employees participating in the plan. Any actuarial gains or losses relating to jubilee benefits are recognised in the statement of comprehensive income in the period in which they arise.

The past service cost is recognised as an expense on a straight-line basis over the average period until the benefits become vested. If the benefits are already vested following the introduction of, or changes to, a pension plan, past service cost is recognised immediately.

The defined benefit liability is the aggregate of the present value of the defined benefit obligation and actuarial gains and losses not recognised reduced by past service cost not yet recognised.

Taxes

Current income tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the reporting date.

Closed Joint Stock Company Kyivstar G.S.M.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at 31 December 2009, 2008 and 2007

(in thousands of Ukrainian Hryvnia)

5. Summary of significant accounting policies (continued)

Taxes (continued)

Deferred income tax

Deferred income tax is provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

•

where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

in respect of taxable temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences and carry-forward of unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax losses can be utilised except:

•

where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

in respect of deductible temporary differences associated with investments in subsidiaries, deferred tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised. Unrecognised deferred income tax assets are reassessed at each reporting date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Value-added tax

Revenues, expenses and assets are recognised net of the amount of value-added tax (“VAT”) except:

•

where VAT incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case VAT is recognised as part of the cost of acquisition of the asset or as part of expense item as applicable; and

Closed Joint Stock Company Kyivstar G.S.M.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at 31 December 2009, 2008 and 2007

(in thousands of Ukrainian Hryvnia)

5. Summary of significant accounting policies (continued)

Taxes (continued)

Value-added tax (continued)

•	receivables and payables are stated with the amount of VAT included.

The net amount of VAT recoverable from, or payable to, the taxation authority is disclosed in the notes to the consolidated statement of financial position.

Current/non-current classification

An asset/liability is classified as current, when it is expected to be realised (settled) or is intended for sale or consumption within twelve months after the reporting date. Other assets/liabilities are classified as non-current. Financial instruments are classified based on expected life, except for the trading instruments, and consistent with the underlying hedged item. Deferred revenues and respective costs of connection are classified as current.

Cash and cash equivalents

Cash and cash equivalents include cash at banks and on hand and short-term deposits with an original maturity of three months or less.

For the purpose of consolidated cash flow statement, cash and cash equivalents consists of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the statement of comprehensive income net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

Contingent assets and liabilities

A contingent asset is not recognised in the financial statements but disclosed when an inflow of economic benefits is probable.

Contingent liabilities are not recognised in the financial statements unless it is probable that an outflow of economic resources will be required to settle the obligation and it can be reasonably estimated. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote.

Closed Joint Stock Company Kyivstar G.S.M.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at 31 December 2009, 2008 and 2007

(in thousands of Ukrainian Hryvnia)

5. Summary of significant accounting policies (continued)

Inventories

Inventories are valued at the lower of cost or net realisable value for items that will be sold as a separate product. Inventories that will be sold as part of a transaction with several components, which the Group expects to earn net income from, are valued at cost even if the selling price of the inventory is below cost price. Cost is determined using the FIFO method.

Events after the reporting date

Events after the reporting date that provide additional information on the Group’s position at the reporting date (adjusting events) are reflected in the consolidated financial statements. Events after the reporting date that are not adjusting events are disclosed in the notes when material.

6. Critical accounting judgements and key sources of estimation uncertainty

Key sources of estimation uncertainty – critical accounting estimates

Certain amounts included in or affecting the consolidated financial statements and related disclosures must be estimated, requiring management to make assumptions with respect to values or conditions which cannot be known with certainty at the time the consolidated financial statements are prepared.

A ‘critical accounting estimate’ is one, which is both important to the portrayal of the Group’s financial condition and results and requires management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Management evaluates such estimates on an ongoing basis, based upon historical results and experience, consultation with experts, trends and other methods, which management considers reasonable in the particular circumstances, as well as the forecasts as to how these might change in the future. However, uncertainty about these estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

Revenue recognition

The main part of the Group’s revenues is based on usage of services, such as traffic or periodic subscriptions. The Company has many subscribers and offers a number of different services with different price plans. The Company provides discounts of various types, often in connection with different campaigns. Some revenues are recorded in the statement of financial position as deferred revenue, e.g. some connection and one-time subscription fees, which means that the management has to estimate the average customer relationship period.

Employee benefits

The cost of long-term employee benefits and other post employment benefits is determined using actuarial valuations. The actuarial valuation involves making assumptions about discount rates, future salary increases and future pension increases. All assumptions are reviewed at each reporting date. In determining the discount rate, the management considers the market yields on government bonds extrapolated for the period of payments.

The turnover rate is calculated based on the past experience. Further details about the assumptions used are given in Note 23.

Closed Joint Stock Company Kyivstar G.S.M.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at 31 December 2009, 2008 and 2007

(in thousands of Ukrainian Hryvnia)

6. Critical accounting judgements and key sources of estimation uncertainty (continued)

Provision for decommissioning

In determining the carrying value of the provision for decommissioning associated with future dismantling of base stations from leased sites the Group has to make assumptions and estimates in relation to discount rates, probability of prolongation of operating lease agreements, the expected cost to dismantle and remove the base stations from the sites and the expected timing of those costs. All assumptions are reviewed at each reporting date.

Deferred tax assets

Deferred tax assets are recognised for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the losses can be utilised. Significant management judgment is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. Please refer to Note 9 for additional information on the Group’s tax position.

Depreciation and amortisation

Depreciation and amortisation methods are based on management estimates of the expected useful life of property, plant and equipment and intangible assets. Estimates may change due to technological developments, competition, changes in market conditions and other factors and may result in changes in the estimated useful life and in the amortisation or depreciation charges. Technological developments are difficult to predict and the Group’s views on the trends and pace of development may change over time. Some of the assets and technologies, in which the Group invested several years ago, are still in use and provide the basis for the new technologies. The useful lives of property, plant and equipment and intangible assets are reviewed at least annually taking into consideration the factors mentioned above and all other important factors. In case of significant changes in estimated useful lives, depreciation and amortisation charges are adjusted prospectively.

Impairment of non-financial assets

The Group has made significant investments in property, plant and equipment and intangible assets. These assets are tested, as described, for impairment annually or when circumstances indicate there may be a potential impairment. Factors considered important which could trigger an impairment evaluation include the following: significant fall in market values; significant underperformance relative to historical or projected future operating results; significant changes in the use of assets or the strategy for the Group’s overall business, including assets that are decided to be phased out or replaced and assets that are damaged or taken out of use, significant negative industry or economic trends and significant cost overruns in the development of assets.

Estimating recoverable amounts of assets must in part be based on management’s evaluations, including determining appropriate cash generating units, estimates of future performance, revenue generating capacity of the assets, assumptions of the future market conditions and the success in marketing of new products and services. Changes in circumstances and in management’s evaluations and assumptions may give rise to impairment losses in the relevant periods.

Closed Joint Stock Company Kyivstar G.S.M.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at 31 December 2009, 2008 and 2007

(in thousands of Ukrainian Hryvnia)

6. Critical accounting judgements and key sources of estimation uncertainty (continued)

Legal proceedings, claims and regulatory discussions

The Group is a subject to various legal proceedings and claims including regulatory discussions, the outcomes of which are subject to significant uncertainty. Management evaluates, among other factors, the degree of probability of an unfavourable outcome and the ability to make a reasonable estimate of the amount of loss. Unanticipated events or changes in these factors may require to increase or decrease the amount to be accrued for any matter or accrue for a matter that has not been previously accrued because it was not considered probable or a reasonable estimate could not be made.

7. IFRSs and IFRIC Interpretations not yet effective

The Group has not adopted the following IFRS and IFRIC interpretations published but not yet effective. Adoption of these standards and interpretations will not have any effect on the financial performance or position of the Group. They will however give rise to additional disclosures, including revisions to accounting policies.

•	IFRS 3R Business Combinations and IAS 27R Consolidated and Separate Financial Statements

•	IAS 39 Financial Instruments: Recognition and Measurement – Eligible Hedged Items

•	Amendments to IFRS 2 Share-based payment – Group Cash-settled Share-based Payment Transactions

•	IFRS 9 Financial Instruments

•	IAS 24 Related Party Disclosures (Revised)

•	IFRS for Small and Medium Sized Entities

•	Amendment to IFRS 1: Limited Exemption from Comparative IFRS 7 Disclosures for First-Time Adopters

•	Amendment to IFRIC 14 IAS 19: Prepayments of a Minimum Funding Requirement

•	IFRIC 17 Distributions of Non-cash Assets to Owners

•	IFRIC 18 Transfers of Assets from Customers

•	IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments

•	Certain improvements to IFRS’s issued by IASB in its omnibus of amendments

IFRS 3R Business Combinations and IAS 27R Consolidated and Separate Financial Statements

The revised standards were issued in January 2008 and become effective for financial years beginning on or after 1 July 2009. IFRS 3R introduces a number of changes in the accounting for business combinations occurring after this date that will impact the amount of goodwill recognised, the reported results in the period that an acquisition occurs, and future reported results. IAS 27R requires that a change in the ownership interest of a subsidiary (without loss of control) is accounted for as an equity transaction. Therefore, such transactions will no longer give rise to goodwill, nor will it give rise to a gain or loss. Furthermore, the amended standard changes the accounting for losses incurred by the subsidiary as well as the loss of control of a subsidiary. Other consequential amendments were made to IAS 7 Statement of Cash Flows, IAS 12 Income Taxes, IAS 21 The Effects of Changes

Closed Joint Stock Company Kyivstar G.S.M.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at 31 December 2009, 2008 and 2007

(in thousands of Ukrainian Hryvnia)

7. IFRSs and IFRIC Interpretations not yet effective (continued)

IFRS 3R Business Combinations and IAS 27R Consolidated and Separate Financial Statements (continued)

in Foreign Exchange Rates, IAS 28 Investment in Associates and IAS 31 Interests in Joint Ventures. The changes by IFRS 3R and IAS 27R will affect future acquisitions or loss of control. The standards may be early applied. However, the Group does not intend to take advantage of this possibility.

IAS 39 Financial Instruments: Recognition and Measurement – Eligible Hedged Items

These amendments to IAS 39 were issued in August 2008 and become effective for financial years beginning on or after 1 July 2009. The amendment addresses the designation of a one-sided risk in a hedged item, and the designation of inflation as a hedged risk or portion in particular situations. It clarifies that an entity is permitted to designate a portion of the fair value changes or cash flow variability of a financial instrument as hedged item. The Group has concluded that the amendment will have no impact on the financial position or performance of the Group, as the Group has not entered into any such hedges.

Amendments to IFRS 2 Share-based Payment – Group Cash-settled Share-based Payment Transactions

The amendments were issued in June 2009 and are effective for annual periods beginning on or after 1 January 2010. The amendments clarify the accounting for group cash-settled share-based payment transactions. Specifically, an entity that receives goods or services in a share-based payment arrangement must account for those goods or services no matter which entity in the group settles the transaction, and no matter whether the transaction is settled in shares or cash. The amended standard clarifies that in IFRS 2 a ‘group’ has the same meaning as in IAS 27, that is, it includes only a parent and its subsidiaries. The Group expects that the amended standard will not have any effect on financial position or performance of the Group as the Group did not enter into such transactions.

IFRS 9 Financial Instruments

In November 2009 the IASB has issued IFRS 9, which provides guidance on the classification and measurement of financial assets. Publication of this IFRS represents the completion of the first part of a three-part project to replace IAS 39 Financial Instruments: Recognition and Measurement with a new standard – IFRS 9 Financial Instruments. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortised cost or fair value, replacing many different rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments (its business model) and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing many different impairment methods in IAS 39. The effective date for mandatory adoption of IFRS 9 is for annual periods beginning on or after 1 January 2013. The Group expects that the new standard may have effect on the classification and measurement of its financial assets, however, the exact amount of potential effect have not yet been quantified.

IAS 24 Related Party Disclosures (Revised)

In November 2009 the IASB replaced IAS 24 Related Party Disclosures with a new version. The IASB believes the revised standard simplifies the disclosure requirements for government-related entities by focusing disclosures on significant transactions, and clarifies the definition of a related party. The revised standard is effective for annual periods beginning on or after 1 January 2011. The revised standard will not result in additional disclosures as the Company is not a subsidiary of a government-related entities.

Closed Joint Stock Company Kyivstar G.S.M.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at 31 December 2009, 2008 and 2007

(in thousands of Ukrainian Hryvnia)

7. IFRSs and IFRIC Interpretations not yet effective (continued)

IFRS for Small and Medium Sized Entities (IFRS SMEs)

IFRS for SMEs is designed to meet the needs and capabilities of small and medium-sized entities. The standard is intended to be less complex as compared to the full IFRSs as many principles are simplified and significantly fewer disclosures are required. The new standard will not result in any changes to the Group’s consolidated financial statements as the Group is not small or medium-sized entity.

Amendment to IFRS 1: Limited Exemption from Comparative IFRS 7 Disclosures for First-Time Adopters

The amendment, which was issued in January 2010, provides relief to first-time adopters of IFRSs from providing the additional disclosures introduced by the recent amendments to IFRS 7. As a result, first-time adopters receive the same transition provisions provided to current IFRS preparers. This amendment is effective for financial years beginning on or after 1 July 2010, with early application is permitted. The amendment will not result in any changes to the consolidated financial statements as the Group is not a first-time adopter.

Amendment to IFRIC 14 IAS 19: Prepayments of a Minimum Funding Requirement

Amendment to IFRIC 14 IAS 19 was issued in November 2009 and becomes effective for financial years beginning on or after 1 July 2011 with early application permitted. The amendment applies in the limited circumstances when an entity is a subject to minimum funding requirements and makes an early payment of contributions to cover those requirements. The amendment permits such an entity to treat the benefit of such an early payment as an asset. This amendment will have no impact on the financial position or performance of the Group, as the Group’s employee benefit plans are unfunded.

IFRIC 17 Distributions of Non-cash Assets to Owners

IFRIC 17 was issued in November 2008 and becomes effective for financial years beginning on or after 1 July 2009 with early application permitted. This interpretation should be applied prospectively. IFRIC 17 provides guidance on accounting for distributions of non-cash assets to owners. As such it provides guidance on when to recognise a liability, how to measure it and the associated assets, and when to derecognise the asset and liability and the consequences of doing so. IFRIC 17 will have no impact on the financial position or performance of the Group, as the Group does not distribute non-cash assets to its owners.

IFRIC 18 Transfers of Assets from Customers

IFRIC 18 was issued in January 2009 and becomes effective for financial years beginning on or after 1 July 2009 with early application permitted, provided valuations were obtained at the date those transfers occurred. This interpretation should be applied prospectively. IFRIC 18 provides guidance on accounting for agreements in which an entity receives from a customer an item of property, plant and equipment that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services or to do both. The interpretation clarifies the circumstances in which the definition of an asset is met, the recognition of the asset and its measurement on initial recognition, the identification of the separately identifiable services, the recognition of revenue and the accounting for transfers of cash from customers. IFRIC 18 will have no impact on the financial position or performance of the Group, as the Group does not receive assets from customers.

Closed Joint Stock Company Kyivstar G.S.M.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at 31 December 2009, 2008 and 2007

(in thousands of Ukrainian Hryvnia)

7. IFRSs and IFRIC Interpretations not yet effective (continued)

IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments

IFRIC 19, which was published in November 2009, provides guidance on how to account for the extinguishment of financial liability by the issuance of equity instruments. These transactions are often referred to as debt-for-equity swaps. IFRIC 19 includes the following guidance: (i) the entity’s equity instruments issued to a creditor are part of the consideration paid to extinguish the financial liability; (ii) the equity instruments issued are measured at their fair value; (ii) the difference between the carrying amount of the financial liability extinguished and the initial measurement amount of the equity instruments issued is included in the entity’s profit and loss for the period.

IFRIC 19 becomes effective for financial years beginning on or after 1 July 2010 with early application permitted.

Improvements to IFRS

In May 2008 the IASB issued first omnibus of amendments to its standards primarily with a view to removing inconsistencies and clarifying wording. The Group has not yet adopted the following amendments to standards and anticipates that this change will have no material effect on the consolidated financial statements:

•	IFRS 5 Non-current Assets Held for Sale and Discontinued Operations:

This amendment is effective for annual periods commencing 1 July 2009. The amendment clarifies that when a subsidiary is held for sale, all of its assets and liabilities will be classified as held for sale under IFRS 5, even when the entity retains non-controlling interest in the subsidiary after the sale.

In April 2009 the IASB issued second omnibus edition of amendments to its standards, majority of which are effective for annual periods beginning on or after 1 January 2010, unless stated otherwise. The Group has not yet adopted the following amendments to standards and anticipates that these changes will have no material effect on the consolidated financial statements:

•	IFRS 2 Share-based payment:

The amendment is effective for annual periods beginning on or after 1 July 2009. It clarifies that the contribution of a business on formation of joint venture and combinations under common control are not within the scope of IFRS 2.

•	IFRS 5 Non-current Assets Held for Sale and Discontinued Operations:

The amendment clarifies that the disclosures required in respect of non-current assets, disposal groups classified as held for sale, or discontinued operations are only those set out in IFRS 5.

•	IFRS 8 Operating segments:

Segment assets and liabilities need only be reported when those assets and liabilities are included in measures used by the chief operating decision maker.

•	IAS 1 Presentation of Financial Statements:

The terms of liability that could at anytime result in its settlement by the issuance of equity instruments at the option of the counterparty do not affect its classification.

Closed Joint Stock Company Kyivstar G.S.M.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at 31 December 2009, 2008 and 2007

(in thousands of Ukrainian Hryvnia)

7. IFRSs and IFRIC Interpretations not yet effective (continued)

Improvements to IFRS (continued)

•	IAS 7 Statement of Cash Flows:

Only expenditure that results in a recognised asset can be classified as cash flow from investing activities.

•	IAS 17 Leases:

The specific guidance on classifying land as lease has been removed so that only the general guidance remains.

•	IAS 36 Impairment of Assets:

The largest unit permitted for allocating goodwill acquired in a business combination is the operating segment defined in IFRS 8 before aggregation for reporting purposes.

•	IAS 38 Intangible Assets:

If an intangible asset acquired in a business combination is identifiable only with another intangible asset, the acquirer may recognise the group of intangibles as a single asset provided that the individual assets have similar useful lives. In addition, the valuation techniques presented for determining the fair value of intangible assets acquired in a business combination are not restrictive on the methods that can be used. These amendments are effective for annual periods commencing on or after 1 July 2009.

•	IAS 39 Financial Instruments: Recognition and Measurement:

The changes include conditions for assessment of loan prepayment penalties as embedded derivatives, scope exemption for business combination contract for derivative contracts, where further actions still have to be taken and cash flow hedge accounting.

•	IFRIC 9 Reassessment of Embedded Derivatives:

Clarification that IFRIC 9 does not apply to possible reassessment at the date of acquisition to embedded derivatives in contracts acquired in a combination between entities or businesses under common control or the formation of a joint venture. These amendments are effective for annual periods commencing on or after 1 July 2009.

•	IFRIC 16 Hedges of a Net Investment in a Foreign Operation:

Qualifying hedging instruments may be held by an entity within the Group, provided the designation, documentation and effectiveness requirements of IAS 39 are met. These amendments are effective for annual periods commencing on or after 1 July 2009.

Closed Joint Stock Company Kyivstar G.S.M.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at 31 December 2009, 2008 and 2007

(in thousands of Ukrainian Hryvnia)

8. Revenues and expenses

Revenues

	2009	2008	2007
Air time charges	6,194,401	7,212,434	6,330,195
Interconnection revenue	2,417,416	2,696,400	2,213,091
Periodic fees	1,445,167	1,225,790	916,981
Value added services	790,614	872,544	816,846
Roaming and access to network	329,594	230,840	185,952
Roaming revenue (subscribers)	183,072	214,048	199,159
Connection and one-time subscription fees	146,521	207,967	225,601
Fixed lines	25,613	17,241	10,980
Other revenue	58,140	33,847	24,911

	11,590,538	12,711,111	10,923,716

Air time charges include revenue from providing prepaid and post-paid subscribers with access to the cellular network and routing their calls through the network.

Interconnection includes revenues earned for the termination of calls from other telecommunications service providers’ networks on the Company’s network.

Periodic fees include periodic fees for subscription to new tariff plans and periodic fees for supplementary subscriptions such as periodic subscription to voicemail, itemised invoice etc.

Value added services include outgoing SMS and MMS, circuit of switched data and packet switched data (WAP, GPRS, EDGE etc.).

Roaming and access to network includes revenue from services provided to subscribers of other operators and termination of incoming calls.

Roaming revenue (subscribers) includes revenue from services provided to the Company’s subscribers within the networks of the Company’s roaming partners.

Connection and one-time subscription fees consist of revenues from initial connection and one-time fees for supplementary subscriptions, which are realised in the current period, and also include change of subscription type and transfer of subscriptions from one location to another.

Fixed lines include revenue from fixed network operations.

Costs of materials and traffic charges

	2009	2008	2007
Interconnection	1,727,902	1,779,840	1,471,901
Cost of materials	192,269	169,392	183,881
Roaming expenses	168,745	188,565	157,795
Leased line costs	2,358	4,948	6,847

	2,091,274	2,142,745	1,820,424

Closed Joint Stock Company Kyivstar G.S.M.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at 31 December 2009, 2008 and 2007

(in thousands of Ukrainian Hryvnia)

8. Revenues and expenses (continued)

Salaries and personnel costs

	2009	2008	2007
Salaries and holiday pay	709,737	609,723	508,359
Social security taxes	157,491	133,782	105,962
Medical insurance	37,901	25,772	13,451
Training	8,243	14,056	8,462
Other personnel costs	21,877	3,621	7,766

	935,249	786,954	644,000

The average number of employees of the Group in 2009 was 4,331 (2008: 5,311, 2007: 4,885).

Other operating expenses

	2009	2008	2007
Repair and maintenance	780,987	654,395	424,018
Marketing and sales commission	412,980	597,840	753,991
Operating leases of land and buildings	285,787	225,181	154,593
Advertising	224,747	392,754	446,865
Local taxes and VAT	119,919	124,244	41,436
Consultancy fees and external personnel	94,953	52,107	30,201
Insurance	79,298	61,029	60,989
Bad debts	32,116	22,720	13,650
License and research fees	25,701	28,981	21,234
Materials and supplies	24,415	35,178	25,565
Business trip expenses	17,680	31,491	25,398
Postage, freight, distribution and telecommunication	14,776	12,756	11,869
Bank charges	9,622	9,335	6,445
Other operating expenses	13,669	19,010	17,786

	2,136,650	2,267,021	2,034,040

Other expenses

	2009	2008	2007
Loss on disposal of property, plant and equipment and intangible assets	68,622	50,026	48,507
Contributions and donations	3,543	2,743	4,628
Other expenses	10,302	65	497

	82,467	52,834	53,632

Closed Joint Stock Company Kyivstar G.S.M.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at 31 December 2009, 2008 and 2007

(in thousands of Ukrainian Hryvnia)

8. Revenues and expenses (continued)

Amortisation, depreciation and impairment losses

Details of amortisation, depreciation and impairment losses are as follows:

	Property, plant and equipment			Intangible assets
	2009	2008	2007	2009	2008	2007
Depreciation and amortisation	1,337,770	1,232,665	1,144,943	416,404	402,901	341,789
Impairment losses	115,743	83,636	79,182	2,326	—	—

	1,453,513	1,316,301	1,224,125	418,730	402,901	341,789

In 2009 the Group recognised impairment losses on property, plant and equipment in amount of UAH 206,333 thousand (2008: UAH 83,636 thousand, 2007: UAH 79,182 thousand), based on internal indications of impairment for various individual components of network equipment, as the Group did not plan to use this equipment in future. Assets identified as no longer in use were written down to their recoverable amounts, usually zero.

In addition, in 2009 the Group recognised reversal of impairment losses in respect of network equipment in amount of UAH 90,590 thousand (2008: nil, 2007: nil) as a result of changes in tariff policies and respective plans for future usage of previously impaired network equipment in accordance with adjusted capital expenditure budgets for 2010.

Finance income

	2009	2008	2007
Interest income	528,065	992,763	231,042

Total interest income	528,065	992,763	231,042
Net gain on financial instrument at fair value through profit and loss	1,893	30,822	13,110

	529,958	1,023,585	244,152

Finance costs

	2009	2008	2007
Interest expenses related to bank loans	42,519	191,348	303,017

Total interest expenses	42,519	191,348	303,017
Other finance costs	3,698	18,493	18,598

	46,217	209,841	321,615
Less – interest capitalised	(8,138)	(19,336)	(17,381)

	38,079	190,505	304,234

9. Income tax

The Group’s income was subject to taxation in Ukraine only. During the years ended 31 December 2009, 2008 and 2007 Ukrainian corporate income tax was levied on taxable income less allowable expenses at a rate of 25%.

Closed Joint Stock Company Kyivstar G.S.M.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at 31 December 2009, 2008 and 2007

(in thousands of Ukrainian Hryvnia)

9. Income tax (continued)

The major components of income tax expense for the year ended 31 December 2009, 2008 and 2007 are:

	2009	2008	2007
Current income tax charge	1,455,683	1,729,555	1,329,705
Deferred tax related to origination and reversal of temporary differences	(196,206)	130,490	(81,043)

Income tax expense	1,259,477	1,860,045	1,248,662

Reconciliations between tax expense and the product of accounting profit multiplied by the tax rate for the years ended 31 December 2009, 2008 and 2007, are as follows:

	2009	2008	2007
Profit before tax	4,944,874	6,933,498	4,770,561

Income tax at statutory rate of 25%	1,236,219	1,733,375	1,192,640
Non-tax deductible expenses	43,100	78,071	56,022
Reassessment of temporary differences	(19,842)	48,599	—

Income tax expense	1,259,477	1,860,045	1,248,662

Deferred tax assets and liabilities relate to the following items in 2009:

	31-Dec-09	Charged to Statement of comprehensive income	31-Dec-08
Deferred tax liabilities:
Property, plant and equipment and intangible assets (i)	—	(68,672)	68,672
Deferred expenses (iii)	19,478	(3,829)	23,307
Prepayments (iii)	16,969	(1,342)	18,311
Derivative financial instrument (iv)	—	(9,254)	9,254
Trade and other payables (v)	—	(8,990)	8,990
Trade and other receivables (v)	1,706	1,706	—

	38,153	(90,381)	128,534
Deferred tax assets:
Property, plant and equipment and intangible assets (i)	99,748	99,748	—
Trade and other receivables (v)	—	(13,272)	13,272
Other current liabilities (v)	2,309	(4,431)	6,740
Employee benefits (v)	11,532	5,470	6,062
Advances received and deferred revenue (iii)	187,678	(25,716)	213,394
Inventories (ii)	2,979	2,979	—
Trade and other payables (v)	41,047	41,047	—

	345,293	105,825	239,468

Net deferred tax asset	307,140	196,206	110,934

Closed Joint Stock Company Kyivstar G.S.M.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at 31 December 2009, 2008 and 2007

(in thousands of Ukrainian Hryvnia)

9. Income tax (continued)

Deferred tax assets and liabilities relate to the following items in 2008:

	31-Dec-08	Charged to Statement of comprehensive income	31-Dec-07
Deferred tax liabilities:
Property, plant and equipment and intangible assets (i)	68,672	28,935	39,737
Deferred expenses (iii)	23,307	(3,594)	26,901
Prepayments (iii)	18,311	2,849	15,462
Inventories (ii)	—	(595)	595
Derivative financial instrument (iv)	9,254	9,254	—
Trade and other payables (v)	8,990	8,546	444

	128,534	45,395	83,139

Deferred tax assets:
Trade and other receivables (v)	13,272	3,452	9,820
Other current liabilities (v)	6,740	(32,864)	39,604
Employee benefits (v)	6,062	1,305	4,757
Advances received and deferred revenue (iii)	213,394	(55,352)	268,746
Derivative financial instrument (iv)	—	(1,636)	1,636

	239,468	(85,095)	324,563

Net deferred tax asset	110,934	(130,490)	241,424

Deferred tax assets and liabilities relate to the following items in 2007:

	31-Dec-07	Charged to Statement of comprehensive Income	31-Dec-06
Deferred tax liabilities:
Property, plant and equipment and intangible assets (i)	39,737	(27,068)	66,805
Deferred expenses (iii)	26,901	(7,362)	34,263
Prepayments (iii)	15,462	6,743	8,719
Inventories (ii)	595	316	279
Interest-bearing loans and borrowings (iv)	—	(23,150)	23,150
Trade and other payables (v)	444	444	—

	83,139	(50,077)	133,216
Deferred tax assets:
Trade and other receivables (v)	9,820	8,559	1,261
Other current liabilities (v)	39,604	9,883	29,721
Employee benefits (v)	4,757	2,040	2,717
Trade and other payables (v)	—	(117)	117
Advances received and deferred revenue (iii)	268,746	20,240	248,506
Derivative financial instrument (iv)	1,636	(9,639)	11,275

	324,563	30,966	293,597

Net deferred tax asset	241,424	81,043	160,381

The nature of the temporary differences is as follows:

(i)	Property, plant and equipment and intangible assets – differences in depreciation and amortisation patterns and estimates of the remaining useful lives, differences in capitalisation principles;
(ii)	Inventories – differences in inventories measurement basis and the periods of recognition;
(iii)	Advances received and deferred revenue, prepayments and deferred expenses – differences in period of recognition;
(iv)	Interest-bearing borrowings and derivative financial instrument – differences in measurement basis (cost vs. fair values or amortised cost);
(v)	Other liabilities and receivables – differences in measurement and recognition principles.

Closed Joint Stock Company Kyivstar G.S.M.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at 31 December 2009, 2008 and 2007

(in thousands of Ukrainian Hryvnia)

10. Property, plant and equipment

The movement of property, plant and equipment is as follows:

	Local, regional & trunk networks	Mobile telephone network and switches	Radio installations	Buildings	Land	Corporate administrative assets	Construction in progress, uninstalled and dismantled equipment (iii)	Total
Cost:
At 1 January 2007	457,132	3,716,258	2,250,856	235,066	13,759	407,068	1,365,773	8,445,912

Additions (i)	8,430	23,592	92,516	814	1,347	12,016	1,653,251	1,791,966
Disposals	(91)	(3,357)	(8,271)	(167)	(29)	(6,235)	(95,283)	(113,433)
Transfers and reclassifications (ii)	107,817	678,429	(70,169)	209,438	28	65,643	(1,250,416)	(259,230)

At 31 December 2007	573,288	4,414,922	2,264,932	445,151	15,105	478,492	1,673,325	9,865,215

Additions (i)	6,684	39,393	10,207	341	88,182	15,594	1,504,354	1,664,755
Disposals	—	(5,043)	(11,125)	—	—	(14,092)	(143,714)	(173,974)
Transfers and reclassifications (ii)	98,948	567,417	118,029	276,440	117	86,719	(1,149,173)	(1,503)

At 31 December 2008	678,920	5,016,689	2,382,043	721,932	103,404	566,713	1,884,792	11,354,493

Additions (i)	3,160	18,502	9,593	—	248	6,920	969,000	1,007,423
Disposals	(32)	(45,173)	(19,180)	(2,568)	—	(7,629)	(640,963)	(715,545)
Transfers and reclassifications (ii)	90,076	324,833	109,989	230,228	352	105,053	(901,535)	(41,004)

At 31 December 2009	772,124	5,314,851	2,482,445	949,592	104,004	671,057	1,311,294	11,605,367

Accumulated depreciation and impairment losses:
At 1 January 2007	39,971	1,054,144	620,628	26,090	—	190,019	278,075	2,208,927
Depreciation charge for the year	22,899	599,055	318,014	24,582	—	99,060	81,333	1,144,943
Impairment (Note 8)	—	—	—	—	—	—	79,182	79,182
Disposals	(21)	(1,533)	(3,641)	(167)	—	(3,757)	(73,149)	(82,268)
Transfers and reclassifications (ii)	(7,001)	(116,700)	(79,738)	1,322	—	(12,710)	125,865	(88,962)

At 31 December 2007	55,848	1,534,966	855,263	51,827	—	272,612	491,306	3,261,822

Depreciation charge for the year	31,667	645,837	307,132	50,800	—	111,137	86,092	1,232,665
Impairment (Note 8)	—	—	—	—	—	—	83,636	83,636
Disposals	—	(4,385)	(1,823)	—	—	(6,081)	(106,994)	(119,283)
Transfers and reclassifications (ii)	(30)	(76,777)	(67,085)	(1,078)	—	(3,763)	160,589	11,856

At 31 December 2008	87,485	2,099,641	1,093,487	101,549	—	373,905	714,629	4,470,696

Depreciation charge for the year	35,604	696,412	322,888	78,883	—	125,818	78,165	1,337,770
Impairment (Note 8)	—	—	—	—	—	—	115,743	115,743
Disposals	(21)	(34,825)	(13,979)	(1,003)	—	(4,237)	(586,354)	(640,419)
Transfers and reclassifications (ii)	2	(53,872)	(34,813)	1,790	—	(48,435)	107,874	(27,454)

At 31 December 2009	123,070	2,707,356	1,367,583	181,219	—	447,051	430,057	5,256,336

Net book value:
At 1 January 2007	417,161	2,662,114	1,630,228	208,976	13,759	217,049	1,087,698	6,236,985

At 31 December 2007	517,440	2,879,956	1,409,669	393,324	15,105	205,880	1,182,019	6,603,393

At 31 December 2008	591,435	2,917,048	1,288,556	620,383	103,404	192,808	1,170,163	6,883,797

At 31 December 2009	649,054	2,607,495	1,114,862	768,373	104,004	224,006	881,237	6,349,031

(i)

The amount of borrowing costs capitalised for the year ended 31 December 2009 comprised UAH 8,138 thousand (2008: UAH 19,336 thousand, 2007: UAH 17,381 thousand) (Note 8). The weighted average rate used to determine the amount of borrowing costs eligible for capitalisation was 10.46% for 2009 (2008: 10.03%, 2007: 9.16%).

Closed Joint Stock Company Kyivstar G.S.M.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at 31 December 2009, 2008 and 2007

(in thousands of Ukrainian Hryvnia)

10. Property, plant and equipment (continued)

(ii)	In 2009, 2008 and 2007 equipment identified for exchange under buy-back agreement with Ericsson AB was reclassified from property, plant and equipment to assets held for sale and vice versa (Note 30).
(iii)	Temporarily dismantled equipment is continued to be depreciated over the estimated remaining useful life.

11. Intangible assets

The movement of intangible assets is as follows:

	Licenses	Network and billing software	Total
Cost:
At 1 January 2007	385,840	1,724,195	2,110,035
Additions	1,335	435,466	436,801
Disposals	—	(50,988)	(50,988)

At 31 December 2007	387,175	2,108,673	2,495,848

Additions	22,563	201,020	223,583
Disposals	—	(19,248)	(19,248)

At 31 December 2008	409,738	2,290,445	2,700,183

Additions	2,008	292,265	294,273
Disposals	—	(18,264)	(18,264)

At 31 December 2009	411,746	2,564,446	2,976,192

Accumulated amortisation and impairment losses:
At 1 January 2007	128,151	665,531	793,682
Amortisation charge for the year	25,715	316,074	341,789
Disposals	—	(30,044)	(30,044)

At 31 December 2007	153,866	951,561	1,105,427

Amortisation charge for the year	22,242	380,659	402,901
Disposals	—	(13,168)	(13,168)

At 31 December 2008	176,108	1,319,052	1,495,160

Amortisation charge for the year	21,091	395,313	416,404
Impairment (Note 8)	—	2,326	2,326
Disposals	—	(18,264)	(18,264)

At 31 December 2009	197,199	1,698,427	1,895,626

Net book value:
At 1 January 2007	257,689	1,058,664	1,316,353

At 31 December 2007	233,309	1,157,112	1,390,421

At 31 December 2008	233,630	971,393	1,205,023

At 31 December 2009	214,547	866,019	1,080,566

Closed Joint Stock Company Kyivstar G.S.M.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at 31 December 2009, 2008 and 2007

(in thousands of Ukrainian Hryvnia)

12. Other non-current assets

Other non-current assets as at 31 December were as follows:

	2009	2008	2007
Prepayments for property, plant and equipment	48,725	79,815	135,726
Prepayments for intangible assets	597	3,486	6,872
Other non-current assets	7,536	5,298	5,056

	56,858	88,599	147,654

13. Trade and other receivables

Trade and other receivables consisted of the following as at 31 December:

	2009	2008	2007
Trade receivables – interconnection and access to network	330,770	234,202	181,176
Trade receivables – roaming	97,019	94,242	38,479
Accounts receivable – for assets sold under buy-back agreement	86,220	62,012	—
Trade receivables – subscribers	68,335	52,956	49,923
Trade receivables – dealers for prepaid cards and packages	68,283	88,810	35,318
Interest receivable	2,113	149,594	23,365
Trade receivables – dealers for post-paid subscribers’ advances	166	314	1,093
Other receivables	19,650	10,965	18,954

	672,556	693,095	348,308

Allowance for doubtful accounts	(76,854)	(64,851)	(55,668)

	595,702	628,244	292,640

Trade and other receivables, net of allowance for impairment as at 31 December were denominated in the following currencies:

	2009	2008	2007
UAH	364,159	259,879	126,051
USD	117,652	243,137	91,254
EUR	113,891	125,228	75,335

	595,702	628,244	292,640

As at 31 December 2009, 2008 and 2007 trade and other receivables are non-interest bearing and are settled in the normal course of business.

14. Prepaid taxes, other than income tax

Prepaid taxes, other than income tax consisted of the following as at 31 December:

			2009	2008	2007
Prepayments to State Pension Fund for mobile services	(i	)	—	31,407	8,276
Withholding tax prepaid			—	5,590	—
Other taxes prepaid			587	1,308	694

			587	38,305	8,970

Closed Joint Stock Company Kyivstar G.S.M.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at 31 December 2009, 2008 and 2007

(in thousands of Ukrainian Hryvnia)

14. Prepaid taxes, other than income tax (continued)

(i)

The Law “On mandatory contribution to the Pension Fund” establishes a 7.5% contribution for mandatory state pension insurance on the price of mobile services. The subscribers of mobile services are defined as payers of this contribution, while the providers of mobile services act as their tax agents. The Company includes 7.5% surcharge in the price of its mobile services and pays contributions to State Pension Fund.

In 2009 Company has changed the scheme of its settlements with the State Pension Fund from prepayments to post-payment (Note 26).

15. Prepayments

Prepayments as at 31 December were denominated in the following currencies:

	2009	2008	2007
UAH	78,283	56,867	104,967
EUR	79	162	3,871
USD	—	33	1,173
RUR	—	8	4

	78,362	57,070	110,015

16. Reconciliation of allowance accounts

The reconciliation of changes in allowance accounts is as follows:

	Trade and other receivables	Prepayments	Total
As at 1 January 2007	45,520	—	45,520
Charge for the year	13,607	43	13,650
Utilised	(3,271)	—	(3,271)
Unused amounts reversed	(188)	—	(188)

As at 31 December 2007	55,668	43	55,711
Charge for the year	21,196	1,524	22,720
Utilised	(10,301)	—	(10,301)
Unused amounts reversed	(1,712)	—	(1,712)

As at 31 December 2008	64,851	1,567	66,418
Charge for the year	32,116	—	32,116
Utilised	(12,218)	—	(12,218)
Unused amounts reversed	(7,894)	(1,052)	(8,946)

As at 31 December 2009	76,855	515	77,370

17. Deferred expenses

As at 31 December deferred expenses consisted of the following:

			2009	2008	2007
Deferred connection costs	(i	)	68,052	78,954	86,486
Deferred costs of start packages and scratch-cards	(ii	)	9,860	14,273	21,120

			77,912	93,227	107,606

Closed Joint Stock Company Kyivstar G.S.M.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at 31 December 2009, 2008 and 2007

(in thousands of Ukrainian Hryvnia)

17. Deferred expenses (continued)

(i)

As at 31 December 2009, 2008 and 2007 deferred connection costs mainly consisted of costs of start packages and dealers’ bonuses for connection of new subscribers, limited to the amount of deferred connection fees.

(ii)	Deferred costs of start packages and scratch-cards represent costs of start packages and scratch-cards sold to dealers, but not yet activated by subscribers.

The movement in deferred connection costs is as follows:

	2009	2008	2007
At 1 January	78,954	86,486	137,053
Deferred during the year	38,659	58,250	48,489
Released to the statement of comprehensive income	(49,561)	(65,782)	(99,056)

At 31 December	68,052	78,954	86,486

18. Short-term deposits

Short-term deposits are made for various periods of between three months and one year depending on the Group’s immediate cash requirements.

As at 31 December short-term deposits split by currency, contractual maturity and interest rate earned was as follows:

Currency	Contractual maturity	Interest rate p.a.	2008	2007
UAH	6 months	12-18.50%	1,325,000	600,000
USD	6 months	8.75-13.20%	1,456,070	138,370
EUR	6 months	8.50-13%	282,242	25,968

			3,063,312	764,338

19. Cash and cash equivalents

Cash and cash equivalents consisted of the following as at 31 December:

	2009	2008	2007
Short-term deposits	1,073,322	4,964,457	4,185,223
Cash at bank	137,051	103,889	426,444
Cash on hand	21	23	22

	1,210,394	5,068,369	4,611,689

As at 31 December cash on hand and cash at bank were denominated in the following currencies:

	2009	2008	2007
UAH	128,367	88,187	415,597
USD	4,614	11,548	8,960
EUR	4,091	4,177	1,909

	137,072	103,912	426,466

Closed Joint Stock Company Kyivstar G.S.M.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at 31 December 2009, 2008 and 2007

(in thousands of Ukrainian Hryvnia)

19. Cash and cash equivalents (continued)

As at 31 December short-term deposits split by contractual maturity, currency and interest rate earned was as follows:

Currency	Maturity date	Interest rate p.a.	2009	2008	2007
UAH	0-30 days	6-36%	40,000	235,000	170,000
	31-60 days	4.25-36%	140,000	2,085,000	1,600,000
	61-92 days	4-28%	—	1,810,000	1,455,007

			180,000	4,130,000	3,225,007

USD	0-30 days	3.80-6.50%	127,760	—	16,160
	31-60 days	4-12.50%	340,121	245,630	666,600
	61-92 days	5.50-12.25%	—	266,420	76,760

			467,881	512,050	759,520

EUR	0-30 days	6-10%	130,518	—	5,935
	31-60 days	5-13%	294,923	113,982	—
	61-92 days	3.50-16%	—	208,425	194,761

			425,441	322,407	200,696

			1,073,322	4,964,457	4,185,223

20. Share capital

As at 31 December 2009, 2008 and 2007 the authorised and fully paid share capital comprised 10,687,389 ordinary shares at a par value of UAH 50 each.

As at 31 December 2009, 2008 and 2007 share capital is stated at consideration received. Consideration received differs from share capital at par for the amount of UAH 122,130 thousand being the foreign exchange difference, which arose before 1 May 2004, when the Company’s functional currency was US dollar.

On 16 December 2008 the General Meeting of the Shareholders of the Company approved distribution of the profits for the years of 2004 and 2005 in amount of UAH 3,460,000 thousand among the shareholders in the form of dividends pro rata to the number of shares held by them (UAH 323.75 per share). In 2008 the Company paid out cash dividends to its shareholders in amount of UAH 543,996 thousand, net of withholding tax.

On 1 June 2009 the General Meeting of the Shareholders of the Company approved partial distribution of the profits for the years of 2006 and 2007 in amount of UAH 4,600,000 thousand among the shareholders in the form of dividends pro rata to the number of shares held by them (UAH 430.41 per share).

On 1 September 2009 the General Meeting of the Shareholders of the Company approved the distribution of profit for the years 2006, 2007 and 2008 in the amount of UAH 1,900,000 thousand among the shareholders in the form of dividends pro rata to the number of shares held by them. According to the decision of the General Meeting of the Shareholders of the Company the profit to be distributed in the form of dividends in the amount of UAH 1,900,000 thousand consists of final dividends for the years of 2006 and 2007 in the amount of UAH 1,736,000 thousand (UAH 162.43 per share) and partial dividends for the year of 2008 in the amount of UAH 164,000 thousand (UAH 15.35 per share).

In 2009 the Company fully paid dividends approved to its shareholders in cash, net of withholding tax.

Closed Joint Stock Company Kyivstar G.S.M.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at 31 December 2009, 2008 and 2007

(in thousands of Ukrainian Hryvnia)

20. Share capital (continued)

According to the requirements of Ukrainian tax legislation withholding tax is paid to the state budget at the moment, when dividends are paid to the shareholders. At the same time the Company is required to make prepayments for income tax in amount of 25% of dividends paid. Prepayments for income tax made at the moment of dividends payments, which have not yet been set off against current income tax liabilities, were included into the balance of prepaid income tax in the Group’s consolidated statement of financial position as at 31 December 2009.

21. Interest-bearing loans and borrowings

Interest-bearing loans and borrowings consisted of the following as at 31 December:

	2009	2008	2007
Current
Interest-bearing borrowings from Dresdner Bank
(USD-denominated)	—	956,232	2,214,021
Interest accrued	694	28,823	66,415

	694	985,055	2,280,436

Non-Current
Interest-bearing borrowings from Dresdner Bank
(USD-denominated)	51,192	—	—

	51,192	—	—

Total interest-bearing loans and borrowings	51,886	985,055	2,280,436

As at 31 December effective interest rate and currency split for interest-bearing loans and borrowings was as follows:

Bank	Currency	Effective interest rate		2009	2008	2007
Dresdner bank	USD	Fixed Rate	7.75%-12.22%	51,886	985,055	2,280,436

				51,886	985,055	2,280,436

As at 31 December 2007 the Company’s loans obtained from Dresdner bank comprised the following:

•	Loan of USD 266,420 thousand (UAH 1,345,421 thousand) bearing interest at 10.375% per annum with initial maturity on 17 August 2009;

•	Loan of USD 172,000 thousand (UAH 868,600 thousand) bearing interest at 7.75% per annum with initial maturity on 27 April 2012.

During 2007-2008, several amendments to the above loan agreements with Dresdner Bank were signed, whereby the Company agreed to pay on demand at any time up to and including 17 August 2009 all or any part of the principal loan together with accrued but unpaid interest thereon. In return the Company received an extension under the covenants, provided by the loan agreements. In particular, the Company was granted permission to submit audited IFRS consolidated financial statements as at 31 December 2006, 2007 and 2008 and for the years then ended by 17 August 2009.

In 2008 the Company repaid loans in amount of USD 314,234 thousand (UAH 1,777,464 thousand).

Closed Joint Stock Company Kyivstar G.S.M.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at 31 December 2009, 2008 and 2007

(in thousands of Ukrainian Hryvnia)

21. Interest-bearing loans and borrowings (continued)

In the consolidated statement of financial position as at 31 December 2008 and 2007 the outstanding balances of the above mentioned loans and interest accrued thereon were presented as current interest-bearing loans and stated at their nominal amounts.

Since the early demand feature of the above mentioned amendments ceased to be effective after 17 August 2009, as at 31 December 2009 the outstanding balance of loan due to Dresdner bank with initial maturity on 27 April 2012 was classified as a non-current liability.

During the year ended 31 December 2009 the Company repaid part of the loans in amount of USD 117,775 thousand (UAH 973,130 thousand).

The Dresdner bank loan agreements contained numerous affirmative, financial and negative covenants and restrictions. In the event that the Company breached any covenant or was not in compliance with any of the restrictions, the lender had the right, at its discretion, to claim immediate repayment of indebtedness under the respective loan agreement. Among other restrictions, contained in the loan agreements, the most significant were as follows:

•	the Company was required to maintain adequate insurance covering losses and risks in such amounts that are prudent and customary in the business in which it was engaged;

•	the Company was restricted in making investments; merging or consolidating; or declaring and paying dividends in the amount greater than 75% of the net income for the period;

•

the Company should not create, issue, incur, assume, guarantee or in any manner become directly or indirectly liable with respect to any debt, other than permitted debt, unless the ratio of total outstanding consolidated debt to annualised consolidated cash flows, as defined in the loan agreement, is less than 5 to 1.

The Company complied with these requirements.

22. Derivative financial instrument

The derivative financial instrument as at 31 December was classified as follows:

	2008	2007
Non-current assets
Fair value of derivative financial instrument	—	969

	—	969
Current assets
Fair value of derivative financial instrument	30,565	—
Interest accrued on derivative financial instrument	6,449	—

	37,014	—
Current liabilities
Interest accrued on derivative financial instrument	—	(7,513)

	—	(7,513)

	37,014	(6,544)

Closed Joint Stock Company Kyivstar G.S.M.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at 31 December 2009, 2008 and 2007

(in thousands of Ukrainian Hryvnia)

22. Derivative financial instrument (continued)

On 12 October 2004, the Company entered into a ‘pay floating – receive fixed’ interest rate swap agreement with Citibank N.A. for the nominal amount of USD 266,420 thousand effective until 17 August 2009 to manage the risk of changes in the fair value of one of the loans received from Dresdner Bank.

The interest rate swap agreement was designated by the Company as a fair value hedge and was accounted for as such till February 2007, when the instrument ceased to be effective in achieving offsetting changes in fair value attributable to the hedged risk.

In 2009, 2008 and 2007 the net change in fair value of interest rate swap was recognised in finance income (Note 8).

23. Employee benefit liability

The Group, pursuant to the terms of personnel motivation programme, has established post-employment benefit pension plan, covering substantially all of its employees, who achieve regular pension age and retire from the Group companies. In addition, the Group pays jubilee benefits to its employees.

Employee benefit liability as at 31 December consisted of the following:

	2009	2008	2007
Post-employment defined benefit liability	21,851	13,177	8,763
Jubilee payments	24,276	11,074	10,267

	46,127	24,251	19,030
Less: Current portion	(3,896)	(4,453)	(1,469)

Defined employee benefit liability – non-current portion	42,231	19,798	17,561

Post-employment defined employee benefits

As at 31 December 2009 4,080 employees (2008: 4,412 employees, 2007: 4,147 employees) were entitled to benefits under post-employment defined employee benefits.

Closed Joint Stock Company Kyivstar G.S.M.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at 31 December 2009, 2008 and 2007

(in thousands of Ukrainian Hryvnia)

23. Employee benefit liability (continued)

Post-employment defined employee benefits (continued)

Changes in the present value of the defined benefit obligation as at 31 December were as follows:

	2009	2008	2007
Defined benefit obligation at 1 January	12,634	13,856	8,789
Interest cost	953	2,162	562
Current service cost	8,316	2,099	3,435
Benefits paid	(595)	—	(64)
Actuarial loss (gain) for the year	19,032	(5,483)	1,134

Defined benefit obligation at 31 December	40,340	12,634	13,856
Unrecognised actuarial gain/ (loss)	(18,489)	543	(5,093)

Defined benefit liability at 31 December	21,851	13,177	8,763

Classified as
Defined benefit liability – current portion	1,324	2,636	336
Defined benefit liability – non-current	20,527	10,541	8,427

Benefit expense	2009	2008	2007
Interest cost	953	2,162	562
Current service cost	8,316	2,099	3,435
Net actuarial losses recognised in the year	—	153	129

Total expenses recognised in the statement of comprehensive income	9,269	4,414	4,126

Net benefit expense was included into Salaries and personnel costs, except for interest cost charged to Finance costs.

Benefit liability	2009	2008	2007
Net liability at 1 January	13,177	8,763	4,700
Benefits expense	9,269	4,414	4,127
Benefits paid	(595)	—	(64)

Net liability at 31 December	21,851	13,177	8,763

Jubilee payments

As at 31 December 2009 3,744 employees were entitled to jubilee benefits (2008: 4,344 employees, 2007: 3,963 employees).

	2009	2008	2007
Present value of unfunded obligations	24,276	11,074	10,267

Classified as
Benefit liability – current portion	2,572	1,817	1,133
Benefit liability – non-current	21,704	9,257	9,134

Closed Joint Stock Company Kyivstar G.S.M.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at 31 December 2009, 2008 and 2007

(in thousands of Ukrainian Hryvnia)

23. Employee benefit liability (continued)

Jubilee payments (continued)

The principal assumptions used in determining the post-employment defined employee benefits are shown below:

	2009	2008	2007
Discount rate	7.55%	15.60%	6.40%
Future benefit increases	12.46%	17.00%	12.15%

	2009	2008	2007	2006	2005
Defined benefit obligation at 31 December	40,340	12,634	13,856	8,789	1,773
Experience adjustment	(1,230)	(549)	965	299	(472)

24. Deferred revenue

As at 31 December deferred revenue consisted of the following:

		2009	2008	2007
Deferred revenue – dealers and subscribers	(i)	446,178	524,754	575,233
Deferred connection and one-time subscription fees	(ii)	134,231	173,240	248,645
Customer loyalty programs	(iii)	34,110	32,337	24,654

		614,519	730,331	848,532

(i)

Deferred revenue – dealers – represents deferred revenue from unused time on prepaid cards, which were sold to dealers, but have not yet been activated by subscribers. Deferred revenue – dealers is recognised in the statement of financial position until the prepaid cards have been activated by subscribers or the prepaid card has expired. Deferred revenue – subscribers – mainly consists of deferred revenue from unused time on prepaid cards, which were activated by subscribers. Deferred revenue – subscribers is recognised as revenue in the statement of comprehensive income on the basis of actual airtime usage by subscribers.

(ii)

Deferred connection and one-time subscription fees – mainly consist of fees for initial connection to the network and one-off payments for subscription to additional services. Deferred connection and subscription fees are recognised in the statement of comprehensive income over the periods that the fees are earned.

(iii)

Customer loyalty programs – represent various loyalty programs, established by the Company, whereby enrolled subscribers are eligible for bonuses, which may then be used for discount on future calls or purchase of mobile handsets.

The movements in deferred connection and subscription fees are as follows:

	2009	2008	2007
At 1 January	173,240	248,645	300,172
Deferred during the year	107,512	132,562	174,074
Released to the statement of comprehensive income	(146,521)	(207,967)	(225,601)

At 31 December	134,231	173,240	248,645

Closed Joint Stock Company Kyivstar G.S.M.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at 31 December 2009, 2008 and 2007

(in thousands of Ukrainian Hryvnia)

25. Provisions

The movement in provisions is as follows:

		2009	2008	2007
At 1 January		4,891	3,325	—
Arising during the year	(i),(ii)	9,775	4,891	3,325
Unused amounts reversed	(ii)	—	(3,325)	—

At 31 December		14,666	4,891	3,325

(i)

As at 31 December 2008 the Group recognised provision in amount of UAH 4,891 thousand in respect of legal proceeding against the Company initiated by its counterparty in respect of consulting services provided by the counterparty, but not accepted by the Company. The management believes that the risk of loss of the case is probable. As at 31 December 2009 the Group updated the amount of the provision in order to reflect an increase in the original amount of claim against the Group.

(ii)

As at 31 December 2007 the Group recognised provision in respect of potential penalties, which might have arisen on VAT paid to certain suppliers at 20% rate on purchase of assets and services in amount of UAH 3,325 thousand. As at 31 December 2008 the management revised its estimates in respect of provision for potential penalties and considered that the risk of accrual for penalties on VAT paid to those suppliers by the tax authorities was remote and the respective provision was reversed. However, as at 31 December 2009 the Group assessed the risk of accrual for penalties of similar nature by the tax authorities upon the next tax review as probable and recognised provision for potential penalties of UAH 9,682 thousand.

26. Taxes payable, other than income tax

Taxes payable, other than income tax consisted of the following as at 31 December:

	2009	2008	2007
VAT payable	108,921	90,155	88,554
Pension fund for mobile services	22,224	—	—
Miscellaneous other taxes	3,401	2,145	2,409

	134,546	92,300	90,963

27. Trade and other payables

As at 31 December trade and other payables consisted of the following:

	2009	2008	2007
Software	146,308	89,425	163,244
Equipment and construction works	118,821	233,641	275,788
Accounts payable for roaming	90,076	44,040	33,504
Professional fees	88,294	47,700	60,164
Dealers	32,249	32,876	42,690
Content services	22,215	20,494	19,618
Interconnection	16,231	10,781	19,724
Rent	15,785	12,829	13,422
Handsets	8,790	10,082	3,978
Insurance	941	1,538	508
Due to employees	50	41	165
Other payables	28,726	27,550	38,755

	568,486	530,997	671,560

Closed Joint Stock Company Kyivstar G.S.M.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at 31 December 2009, 2008 and 2007

(in thousands of Ukrainian Hryvnia)

27. Trade and other payables (continued)

As at 31 December trade and other payables were denominated in the following currencies:

	2009	2008	2007
UAH	328,454	386,113	327,352
USD	154,411	111,288	306,818
EUR	85,074	31,987	37,390
RUR	547	1,007	—
GBP	—	602	—

	568,486	530,997	671,560

As at 31 December 2009, 2008 and 2007 trade and other payables are non-interest bearing and settled in the normal course of business.

28. Advances received

As at 31 December advances received consisted of the following:

	2009	2008	2007
Advances received from subscribers	102,286	100,068	103,456
Advances received from partners	28,161	13,990	21,763
Advances received from dealers	5,215	6,495	7,510
Other advances received	536	900	301

	136,198	121,453	133,030

As at 31 December 2009, 2008 and 2007 advances received were denominated in UAH.

29. Other current liabilities

As at 31 December other current liabilities consisted of the following:

	2009	2008	2007
Bonuses accrued	134,475	167,189	125,840
Accrual for unused vacations	40,174	37,069	33,288
Accruals for future dealers’ reimbursement	653	808	4,341
Other	6	22	19

	175,308	205,088	163,488

As at 31 December 2009, 2008 and 2007 other current liabilities are non-interest bearing and denominated in UAH.

30. Assets of disposal group classified as held for sale

On 4 July 2007 the Company entered into an assets swap (‘buy back’) agreement with Ericsson AB (‘the swap agreement’). Based on the terms and conditions of the swap agreement, Ericsson AB supplies to the Company new telecommunication equipment for mobile telephone network and agrees to buy back the used mobile telecommunication equipment for the total consideration of USD 57,848 thousand (UAH 292,132 thousand) to be paid in cash.

Closed Joint Stock Company Kyivstar G.S.M.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at 31 December 2009, 2008 and 2007

(in thousands of Ukrainian Hryvnia)

30. Assets of disposal group classified as held for sale (continued)

On 21 February 2008 the Company signed the amendment to the swap agreement, whereby the composition of used assets to be sold to Ericsson AB was changed and the consideration was reduced to USD 56,492 thousand (UAH 285,285 thousand). Consequently, during the year of 2008 network equipment with a cost of UAH 78,584 thousand and accumulated depreciation of UAH 30,550 thousand, previously included in assets held for sale, was reclassified to property, plant and equipment. Conversely, additional network equipment, identified for sale by amendment to the swap agreement, with a total cost of UAH 80,087 thousand and accumulated depreciation of UAH 18,694 thousand was reclassified from property, plant and equipment to assets held for sale.

During 2008, a portion of the used network equipment identified for sale under the swap agreement with a carrying value of UAH 93,360 thousand was sold to Ericsson AB for the total consideration of USD 26,874 thousand (UAH 139,667 thousand).

During 2009, the Company signed several new amendments to the swap agreement. According to these amendments, the total consideration per agreement was changed to USD 56,627 thousand (UAH 452,110 thousand) and the list of equipment to be sold to Erricsson AB was revised. As a result, equipment with a cost of UAH 29,390 thousand and accumulated depreciation of UAH 6,458 thousand, previously included in assets held for sale, was reclassified to property, plant and equipment. At the same time, additional network equipment, identified for sale with a total cost of UAH 70,394 thousand and accumulated depreciation of UAH 33,912 thousand was reclassified from property, plant and equipment to assets held for sale.

Furthermore, during 2009 the Group sold network equipment classified as held for sale with a carrying value of UAH 103,813 thousand to Ericsson AB for the total consideration of USD 29,753 thousand (UAH 233,385 thousand). The resulting gain of UAH 129,572 thousand was credited to the property, plant and equipment acquired from Ericsson AB to replace the disposed network components.

31. Earnings per share

Basic earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Basic earnings per share for the years ended 31 December is as follows:

	2009	2008	2007
Net profit attributable to ordinary equity holders of the parent for basic earnings	3,685,397	5,073,453	3,521,899
Weighted average number of ordinary shares for basic earnings per share	10,687,389	10,687,389	10,687,389

Basic earnings per share, UAH	344.84	474.71	329.54

As at 31 December 2009, 2008 and 2007 there are no potential ordinary shares. There have been no significant transactions involving ordinary shares or potential ordinary shares between the reporting dates and the date of issue of these consolidated financial statements.

Closed Joint Stock Company Kyivstar G.S.M.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at 31 December 2009, 2008 and 2007

(in thousands of Ukrainian Hryvnia)

32. Related party disclosure

The Group’s transactions with its related parties for the years ended 31 December were as follows:

2009	Revenue	Cost of materials and traffic charges	Salaries and personnel costs	Other operating expenses	Finance income
Entities affiliated with Telenor Mobile Communications AS	27,176	6,211	—	25,333	—
Key management personnel of the Group	—	—	72,668	—	—
Entities affiliated with Storm LLC	899,001	558,287	—	9,694	106,458

	926,177	564,498	72,668	35,027	106,458

2008	Revenue	Cost of materials and traffic charges	Salaries and personnel costs	Finance income
Entities affiliated with Telenor Mobile Communications AS	26,039	5,813	—	—
Key management personnel of the Group	—	—	51,378	—
Entities affiliated with Storm LLC	659,902	481,969	—	172,698

	685,941	487,782	51,378	172,698

2007	Revenue	Cost of materials and traffic charges	Salaries and personnel costs	Finance income
Entities affiliated with Telenor Mobile Communications AS	19,701	4,637	—	—
Key management personnel of the Group	—	—	39,223	—
Entities affiliated with Storm LLC	356,194	309,801	—	31,046

	375,895	314,438	39,223	31,046

The outstanding balances from related parties as at 31 December were as follows:

2009	Trade and other receivables	Prepayments	Cash and cash equivalents	Total
Entities affiliated with Telenor Mobile Communications AS	8,177	—	—	8,177
Entities affiliated with Storm LLC	70,888	4	168,244	239,136

	79,065	4	168,244	247,313

2008	Trade and other receivables	Short-term deposits	Prepayments	Cash and cash equivalents	Total
Entities affiliated with Telenor Mobile Communications AS	6,635	—	—	—	6,635
Entities affiliated with Storm LLC	68,023	796,105	2	640,916	1,505,046

	74,658	796,105	2	640,916	1,511,681

Closed Joint Stock Company Kyivstar G.S.M.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at 31 December 2009, 2008 and 2007

(in thousands of Ukrainian Hryvnia)

32. Related party disclosure (continued)

2007	Trade and other receivables	Short-term deposits	Prepayments	Cash and cash equivalents	Total
Entities affiliated with Telenor Mobile Communications AS	2,794	—	—	—	2,794
Entities affiliated with Storm LLC	36,719	99,366	5,982	518,853	660,920

	39,513	99,366	5,982	518,853	663,714

The outstanding amounts due to related parties as at 31 December were as follows:

	2009	2008	2007
Entities affiliated with Telenor Mobile Communications AS	12,680	277	—
Entities affiliated with Storm LLC	3,530	1,656	23,217

	16,210	1,933	23,217

Terms and conditions of transactions with related parties

Outstanding balances on settlements with related parties at the year-end are unsecured, interest free and settlement occurs in cash. There have been no financial guarantees provided to or received from any related party. For the years ended 31 December 2009, 2008 and 2007, the Group has not recorded any impairment of receivables as regards to the amounts owed by related parties.

Revenue and trade receivables

In 2009 the Group sold to domestic and overseas telecom operators, being the Group’s related parties, roaming services, access to network and interconnection services in total amount of UAH 926,177 thousand (2008: UAH 685,941 thousand, 2007: UAH 375,895 thousand).

Trade receivables as at 31 December 2009, 2008 and 2007 due from related parties are non-interest bearing, unsecured and are settled in the normal course of business.

Cost of materials and traffic charges and trade payables

Cost of materials and traffic charges from related parties include roaming and interconnection services, provided by entities affiliated with Telenor Mobile Communications AS and Storm LLC.

Trade payables to entities affiliated with Storm LLC comprise amounts due for interconnection services.

Trade payables to related parties are non-interest bearing and are settled in the normal course of business.

Operating expenses

Operating expenses from related parties include consulting services, provided by entities affiliated with Telenor Mobile Communications AS and Storm LLC.

Closed Joint Stock Company Kyivstar G.S.M.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at 31 December 2009, 2008 and 2007

(in thousands of Ukrainian Hryvnia)

32. Related party disclosure (continued)

Finance income

In 2009 finance income included UAH 106,458 thousand of interest on short-term deposits placed in Ukrainian bank affiliated with Storm LLC (2008: UAH 172,698 thousand, 2007: UAH 31,046 thousand).

Short-term deposits and cash and cash equivalents

As at 31 December 2009, 2008 and 2007 short-term deposits and cash and cash equivalents were placed in Ukrainian bank affiliated with Storm LLC.

As at 31 December the split of short-term deposits placed with related party bank by contractual maturity and interest rate earned was as follows:

Currency	Maturity date	Interest rate	2009	2008	2007
UAH	1-6 months	5.50-36%	30,000	770,000	385,000
USD	1-6 months	7-12.30%	60,127	386,925	246,440
EUR	1-6 months	8-16%	68,235	295,269	5,936

			158,362	1,452,194	637,376

Compensation to management personnel

As at 31 December 2009 key management personnel consisted of 41 top executives of the Group (2008: 38, 2007: 38). For the years ended 31 December total compensation to key management personnel included in salaries and personnel costs comprised:

	2009	2008	2007
Short-term employee benefits	72,461	51,289	39,120
Long-term employee benefits	207	89	103

Total compensation to key management personnel	72,668	51,378	39,223

33. Commitments and contingencies

(i) Tax risks

Ukrainian legislation and regulations regarding taxation and other operational matters, including currency exchange control and custom regulations, continue to evolve. Legislation and regulations are not always clearly written and are subject to varying interpretations by local, regional and national authorities, and other governmental bodies. Instances of inconsistent interpretations are not unusual.

Management believes that the Group has complied with all regulations, and paid and accrued all taxes that are applicable. Where the risk of outflow of resources is probable, the Group has accrued provisions based on management’s best estimate. The Group identified certain possible tax contingencies, which are not required to be accrued in the financial statements. Such possible tax contingencies could materialise and require the Group to pay additional amounts of tax.

Closed Joint Stock Company Kyivstar G.S.M.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at 31 December 2009, 2008 and 2007

(in thousands of Ukrainian Hryvnia)

33. Commitments and contingencies (continued)

(ii) Legal matters

In the ordinary course of business, the Group is subject to legal actions and complaints. As at 31 December 2009 the Group’s exposure to presented third parties’ claims is UAH 5,284 thousand (2008: UAH 1,000 thousand, 2007: 1,000 thousand). Management believes that the ultimate liability, if any, arising from claims and complaints, both presented and potential, will not have a material adverse effect on the Group’s financial position or the results of its future operations and is less than probable, accordingly no corresponding accrual was provided in these consolidated financial statements.

(iii) Other capital commitments

As at 31 December 2009 the Group had outstanding commitments in respect of purchase and construction of property, plant and equipment in amount of UAH 379,576 thousand (2008: UAH 125,710 thousand, 2007: UAH 95,247 thousand).

As at 31 December 2009 the Group had outstanding commitments in respect of purchasing intangible assets in amount of UAH 62,769 thousand (2008: UAH 51,231 thousand, 2007: UAH 1,239 thousand).

(iv) Lease commitments

Operating lease – the Group as a lessee

The Group has entered into certain leases of land and buildings. These leases have an average life from one to five years with a renewal option included in the contracts. There are no restrictions placed upon the Group by entering into these leases. Future minimum rentals payable under a non-cancellable operating lease as at 31 December were as follows:

	2009	2008	2007
Within one year	172,807	82,694	7,805
After one year but not more than five years	137,140	28,188	51,857
More than five years	—	3,013	19,371

	309,947	113,895	79,033

34. Fair value of financial instruments

As at 31 December 2009, 2008 and 2007 the carrying value of the Group’s financial instruments approximates their fair values.

The face values of financial assets and liabilities with a maturity of less than one year, less any estimated credit adjustments, are assumed to be their fair values.

The fair value of financial liabilities is estimated by discounting the future contractual cash flows at the current market interest rate available to the Group for similar financial instruments.

Fair value of the interest rate swap was estimated by the present value of future cash flows, calculated by using quoted swap curves and exchange rates as at the reporting date.

Closed Joint Stock Company Kyivstar G.S.M.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at 31 December 2009, 2008 and 2007

(in thousands of Ukrainian Hryvnia)

35. Financial instruments and risk management

The Group’s principal financial instruments, other that derivatives, comprise interest-bearing loans and borrowings, cash in bank and short-term deposits. The Group has various other financial instruments, such as trade payables and trade receivables, which arise directly from its operations.

The Group enters into derivative transactions to hedge its interest rate risk arising on interest-bearing loans and borrowings. It is the Group’s policy not to trade with financial instruments.

The Group is exposed to market risk, credit risk and liquidity risk.

The Group’s overall risk management program focuses on the unpredictability and inefficiency of the Ukrainian financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. The Group’s senior management oversees the management of these risks and financial risk-taking activities are governed by appropriate policies and procedures so that financial risks are identified, measured and managed in accordance with group policies.

The policies for managing each of these risks are summarised below.

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise three types of risk: interest rate risk, currency risk and other price risk. Financial instruments affected by market risk include loans and borrowings, deposits and derivative financial instruments.

The sensitivity analyses in the following sections relate to the position as at 31 December 2009, 2008 and 2007.

The sensitivity analyses have been prepared on the basis that the amount of net debt, the ratio of fixed to floating interest rates of the debt and derivatives and the proportion of financial instruments in foreign currencies are all constant at 31 December 2009, 2008 and 2007.

The analyses exclude the impact of movements in market variables on the carrying value of post-retirement obligations and provisions.

The following assumptions have been made in calculating the sensitivity analyses:

•	The statement of financial position sensitivity relates only to derivatives.

•

The sensitivity of the statement of comprehensive income is the effect of the assumed changes in interest rates on the net interest income for one year, based on the floating rate for non-trading financial assets and financial liabilities held at 31 December 2009, 2008 and 2007.

Interest rate risk

The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s derivative. On 17 August 2009 the Group’s derivative ceased according to its initial effective date. (Note 22).

Closed Joint Stock Company Kyivstar G.S.M.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at 31 December 2009, 2008 and 2007

(in thousands of Ukrainian Hryvnia)

35. Financial instruments and risk management (continued)

Market risk (continued)

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange rates relates primarily to the Group’s financing activities (when interest-bearing borrowings are denominated in different currency from the Group’s functional currency).

In common with many other businesses in Ukraine, foreign currencies, in particular the US dollar (‘USD’), the Euro (‘EUR’) and the Russian ruble (‘RUR’) play a significant role in the underlying economics of the Group’s business transactions. The exchange rates for foreign currencies, in which the Group’s financial assets and liabilities were denominated, against Ukrainian hryvnia (‘UAH’), as declared by the National Bank of Ukraine (‘NBU’) as at the dates stated, were as follows:

	RUR	USD	EUR
1 January 2007	0.1918	5.0500	6.6508
Average for 2007	0.1980	5.0500	6.9179
31 December 2007	0.2058	5.0500	7.4195
Average for 2008	0.2113	5.2672	7.7080
31 December 2008	0.2621	7.7000	10.8555
Average for 2009	0.2465	7.7962	10.8889
31 December 2009	0.2640	7.9850	11.4489

The following tables demonstrate the sensitivity to a reasonably possible change in the corresponding exchange rates, with all other variables held constant, of the Group’s profit before tax (due to changes in the fair value of monetary assets and liabilities).

2009	Increase/ (decrease) in basis points	Effect on profit before tax
Change in USD exchange rate	+31.30%	120,145
Change in EUR exchange rate	+33.10%	151,713
Change in RUR exchange rate	+34.00%	(186)

Change in USD exchange rate	-31.30%	(120,145)
Change in EUR exchange rate	-33.10%	(151,713)
Change in RUR exchange rate	-34.00%	186

2008	Increase/ (decrease) in basis points	Effect on profit before tax
Change in USD exchange rate	+33.80	49,553
Change in EUR exchange rate	+39.70	24,480
Change in RUR exchange rate	+36.40	(1,388)

Change in USD exchange rate	-33.80	(49,553)
Change in EUR exchange rate	-39.70	(24,480)
Change in RUR exchange rate	-36.40	1,388

Closed Joint Stock Company Kyivstar G.S.M.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at 31 December 2009, 2008 and 2007

(in thousands of Ukrainian Hryvnia)

35. Financial instruments and risk management (continued)

Market risk (continued)

2007	Increase/ (decrease) in basis points	Effect on profit before tax
Change in USD exchange rate	+3.10	(77,098)
Change in EUR exchange rate	+10.10	1,235

Change in USD exchange rate	-2.90	72,124
Change in EUR exchange rate	-8.40	(1,156)

Liquidity risk

The Group’s objective is to maintain continuity and flexibility of funding through the use of credit terms provided by suppliers and bank loans and borrowings.

The Group analyses the aging of its assets and the maturity of its liabilities and plans its liquidity depending on the expected repayment of various instruments. The Group emphasises financial flexibility. An important part of this emphasis is to minimise liquidity risk through ensuring access to a diversified set of funding sources. The Group uses cash and credit facilities to manage short-term liquidity. Long-term liquidity needs are managed by raising funds in the capital markets.

The tables below show the maturity profile of the Group’s financial liabilities, other than derivative financial instrument, as at 31 December based on contractual undiscounted payments.

2009	Less than 3 months	3 to 6 months	6 to 12 months	1 to 5 years	Total
Interest-bearing loans and borrowings	—	—	—	51,192	51,192
Interest accrued	—	694	—	—	694
Trade and other payables	547,507	19,259	1,720	—	568,486

	547,507	19,953	1,720	51,192	620,372

2008	On demand	Less than 3 months	3 to 6 months	6 to 12 months	Total
Interest-bearing loans and borrowings	956,232	—	—	—	956,232
Interest accrued	—	28,823	—	—	28,823
Dividends payable to equity holders of the parent	—	2,905,653	—	—	2,905,653
Trade and other payables	—	522,352	7,860	785	530,997

	956,232	3,456,828	7,860	785	4,421,705

2007	On demand	Less than 3 months	3 to 6 months	6 to 12 months	Total
Interest-bearing loans and borrowings	2,214,021	—	—	—	2,214,021
Interest accrued	—	66,415	—	—	66,415
Trade and other payables	—	597,647	15,597	58,316	671,560

	2,214,021	664,062	15,597	58,316	2,951,996

Cash flows arising on the Group’s interest rate swap, recognised in the consolidated statement of financial position as a derivative financial instrument, are settled on net basis (Note 22).

Closed Joint Stock Company Kyivstar G.S.M.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at 31 December 2009, 2008 and 2007

(in thousands of Ukrainian Hryvnia)

35. Financial instruments and risk management (continued)

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

Financial instruments, which potentially expose the Group to significant concentrations of credit risk, consist principally of cash in bank, short-term deposits and trade and other receivables.

The Group’s maximum credit risk exposure at 31 December comprised:

	2009	2008	2007
Cash and cash equivalents	1,210,394	5,068,369	4,611,689
Short-term deposits	—	3,063,312	764,338
Trade and other receivables	595,702	628,244	292,640

	1,806,096	8,759,925	5,668,667

The Group’s cash is primarily held with major reputable banks located in Ukraine.

Accounts receivable are presented net of allowances. The Group does not require collateral in respect of financial assets. Concentrations of credit risk with respect to trade receivables are limited by the fact that the Company’s customer base contains significant number of small customers, which are considered unrelated.

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed for all customers requiring credit over a certain amount. Credit risk arising from financial transactions is reduced through diversification, through accepting counterparties with high credit ratings only and through defining limits on aggregated credit exposure towards each counterparty. The Group’s credit risk exposure is monitored and analysed on a case-by-case basis, and the Group’s management believes that credit risk is appropriately reflected in impairment allowances recognised against assets.

As at 31 December 2009, 2008 and 2007, the ageing of the Group’s trade receivables and other receivables was as follows:

			Neither past due, nor impaired	Past due, but not impaired
	Total	Fully impaired		Less than 30 days	30-60 days	60-90 days	90-120 days	More than 120 days
2009	595,702	76,854	541,378	48,206	2,349	389	239	3,141
2008	628,244	64,851	515,498	47,254	63,635	1,225	450	182
2007	292,640	55,668	203,201	56,610	29,255	1,986	10	1,578

Financial derivatives also represent credit risk. The Group’s maximum exposure for financial derivative instruments is described in the liquidity table above.

Capital management

The Group considers debt and shareholders’ equity as primary capital sources. The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns

Closed Joint Stock Company Kyivstar G.S.M.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at 31 December 2009, 2008 and 2007

(in thousands of Ukrainian Hryvnia)

35. Financial instruments and risk management (continued)

Capital management (continued)

for shareholders and benefits for other stakeholders as well as to provide financing of its operating requirements, capital expenditures and sustain the Group’s development strategy. The Group’s capital management policies aim to ensure and maintain an optimal capital structure to reduce the overall cost of capital and flexibility relating to the Group’s access to capital markets.

	2009	2008	2007
Interest-bearing loans and borrowings (Note 21)	51,886	985,055	2,280,436
Trade and other payables (Note 27)	568,486	530,997	671,560
Dividends payable to equity holders of the parent	—	2,905,653	—
Less cash and cash equivalents (Note 19)	(1,210,394)	(5,068,369)	(4,611,689)

Net debt	(590,022)	(646,664)	(1,659,693)
Total equity	8,978,797	11,793,400	10,179,947

Capital and net debt	8,388,775	11,146,736	8,520,254

Gearing ratio	n/a	n/a	n/a

Management believes that the gearing ratio up to 35% is acceptable to the Group. Management monitors on a regular basis the Group’s capital structure and may adjust its capital management policies and targets following changes in its operating environment, market sentiment or its development strategy.

36. Events after the reporting period

(i) Shareholders’ meetings

On 13 January 2010 the General Meeting of the Shareholders of the Company approved partial distribution of the profit for the year 2008 in amount of UAH 765,217 thousand among the shareholders in the form of dividends pro rata to the number of shares held by them (UAH 71.60 per share).

(ii) Shareholders agreement to transfer Kyivstar’s shares to newly created Vimpelcom Ltd.

In October 2009, Telenor ASA (‘Telenor’), which owns 56.52% of the Company’s shares through Telenor Mobile Communications AS and its other subsidiaries, and Altimo Holdings & Investments Ltd. (‘Altimo’), which owns 43.48% of the Company’s shares through Storm LLC and its other subsidiaries, agreed to combine their holdings in the Company with their holdings in OJSC ‘Vimpel-Communications’, one of the largest telecommunications operators in Russia and the CIS, by creating a jointly owned telecommunications company called VimpelCom Ltd.

On 9 February 2010, VimpelCom Ltd. commenced an offer to exchange all outstanding shares (including those represented by American Depositary Shares) of OJSC ‘Vimpel-Communications’ for either depositary receipts representing VimpelCom Ltd. shares or a nominal cash amount. The exchange offer is scheduled to be completed in mid-April 2010, subject to the satisfaction of certain conditions. Immediately following the successful completion of the exchange offer, Telenor and Altimo have agreed to contribute their respective ownership interests in the Company to VimpelCom Ltd. in exchange for additional VimpelCom Ltd. shares. If the transactions are successfully completed, the Company will become an indirect wholly-owned subsidiary of VimpelCom Ltd.

Open Joint Stock Company “Vimpel-Communications”

CONSOLIDATED FINANCIAL STATEMENTS

For the years

ended December 31, 2009, 2008 and 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Open Joint Stock Company “Vimpel-Communications”

We have audited the accompanying consolidated balance sheets of Open Joint Stock Company “Vimpel-Communications” (“VimpelCom”) as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders’ equity and comprehensive income and cash flows for each of the three years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of VimpelCom’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of VimpelCom at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with US generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2009 VimpelCom adopted the Financial Accounting Standards Board’s Statement No. 160, Noncontrolling Interest in Consolidated Financial Statements (primarily codified in ASC 810-10, Consolidation Overall) relating to the presentation and accounting for noncontrolling interest. As discussed in Note 2 to the consolidated financial statements, effective January 1, 2007, VimpelCom also adopted FASB Interpretation No.48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109, Accounting for Income Taxes (primarily codified in ACS 740-10, Income Taxes – Overall).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), VimpelCom’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 18, 2010, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLC

Moscow, Russia

March 18, 2010

Open Joint Stock Company “Vimpel-Communications”

CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars, except share amounts)

	Note	December 31, 2009	December 31, 2008
Assets
Current assets:
Cash and cash equivalents	5	$1,446,949	$914,683
Trade accounts receivable, net of allowance for doubtful accounts		392,365	475,667
Inventory	13	61,919	142,649
Deferred income taxes	18	91,493	82,788
Input value added tax		96,994	182,045
Due from related parties	20	249,631	168,196
Other current assets	14	627,257	440,479

Total current assets		2,966,608	2,406,507

Property and equipment, net	8	5,561,569	6,425,873
Telecommunications licenses, net	9	542,597	764,783
Goodwill	10	3,284,293	3,476,942
Other intangible assets, net	9	700,365	882,830
Software, net	11	448,255	549,166
Investments in associates	12	436,767	493,550
Other assets	14	792,087	725,502

Total assets		$14,732,541	$15,725,153

Liabilities, redeemable noncontrolling interest and equity
Current liabilities:
Accounts payable		$545,690	$896,112
Due to employees		113,368	105,795
Due to related parties	20	9,211	7,492
Accrued liabilities	14	315,666	288,755
Taxes payable		212,767	152,189
Customer advances, net of VAT		376,121	425,181
Customer deposits		28,386	29,557
Short-term debt	15	1,813,141	1,909,221

Total current liabilities		3,414,350	3,814,302

Deferred income taxes	18	596,472	644,475
Long-term debt	15	5,539,906	6,533,705
Other non-current liabilities	14	164,636	122,825
Commitments, contingencies and uncertainties	24	—	—

Total liabilities		9,715,364	11,115,307

Redeemable noncontrolling interest		508,668	469,604

Equity:	16
Convertible voting preferred stock (.005 rubles nominal value per share), 10,000,000 shares authorized; 6,426,600 shares issued and outstanding		—	—
Common stock (.005 rubles nominal value per share), 90,000,000 shares authorized; 51,281,022 shares issued (December 31, 2008: 51,281,022); 50,714,579 shares outstanding (December 31, 2008: 50,617,408)		92	92
Additional paid-in capital		1,143,657	1,165,188
Retained earnings		4,074,492	3,271,878
Accumulated other comprehensive (loss)		(488,277)	(90,021)
Treasury stock, at cost, 566,443 shares of common stock (December 31, 2008: 663,614)		(223,421)	(239,649)

Total VimpelCom shareholders’ equity		4,506,543	4,107,488

Noncontrolling interest		1,966	32,754

Total equity		4,508,509	4,140,242

Total liabilities, redeemable noncontrolling interest and equity		$14,732,541	$15,725,153

The accompanying notes are an integral part of these consolidated financial statements.

Open Joint Stock Company “Vimpel-Communications”

CONSOLIDATED STATEMENTS OF INCOME

(In thousands of US dollars, except share (ADS) amounts)

		Years ended December 31,
	Note	2009	2008	2007
Operating revenues:
Service revenues		$8,580,815	$9,999,850	$7,161,833
Sales of equipment and accessories		109,959	107,946	6,519
Other revenues		19,788	17,190	6,528

Total operating revenues		8,710,562	10,124,986	7,174,880

Revenue based tax		(7,660)	(8,054)	(3,782)

Net operating revenues		8,702,902	10,116,932	7,171,098

Operating expenses:
Service costs		1,878,443	2,262,570	1,309,287
Cost of equipment and accessories		110,677	101,282	5,827
Selling, general and administrative expenses		2,389,998	2,838,508	2,206,322
Depreciation		1,393,431	1,520,184	1,171,834
Amortization		300,736	360,980	218,719
Impairment loss	10	—	442,747	—
Provision for doubtful accounts	19	51,262	54,711	52,919

Total operating expenses		6,124,547	7,580,982	4,964,908

Operating income		2,578,355	2,535,950	2,206,190

Other income and expenses:
Interest income		51,714	71,618	33,021
Net foreign exchange (loss)/gain		(411,300)	(1,142,276)	72,955
Interest expense		(598,531)	(495,634)	(194,839)
Equity in net (loss)/gain of associates	12	(35,763)	(61,020)	(211)
Other (expenses)/income, net		(32,114)	(17,404)	3,240

Total other income and expenses		(1,025,994)	(1,644,716)	(85,834)

Income before income taxes		1,552,361	891,234	2,120,356
Income tax expense	18	435,030	303,934	593,928

Net income		1,117,331	587,300	1,526,428
Net (loss)/income attributable to the noncontrolling interest		(4,499)	62,966	63,722

Net income attributable to VimpelCom		$1,121,830	$524,334	$1,462,706

Basic EPS :	21
Net income attributable to VimpelCom per common share		$21.71	$10.32	$28.78

Weighted average common shares outstanding (thousand)		50,647	50,700	50,818
Net income attributable to VimpelCom per ADS equivalent		$1.09	$0.52	$1.44

Diluted EPS :	21
Net income attributable to VimpelCom per common share		$21.69	$10.32	$28.78

Weighted average diluted shares (thousand)		50,678	50,703	50,818
Net income attributable to VimpelCom per ADS equivalent		$1.08	$0.52	$1.44

Dividends per share		$6.30	$11.46	$6.47
Dividends per ADS equivalent	16	$0.31	$0.57	$0.32

The accompanying notes are an integral part of these consolidated financial statements.

Open Joint Stock Company “Vimpel-Communications”

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME

Years ended December 31, 2009, 2008 and 2007

(In thousands of US dollars, except shares)

	Common Stock		Additional Paid-in Capital	Retained earnings	Accumulated Other Comprehensive income (loss)	Treasury stock	Total equity attributable to VimpelCom	Noncontrolling interest	Total equity	Redeemable noncontrolling interest	Net income
	Shares	Amount
Balances at December 31, 2006	51,281,022	$92	$1,382,522	$2,195,713	$423,088	$(58,505)	$3,942,910	$257,859	$4,200,769	—	—
Sale of treasury stock – 100,113 shares	—	—	30,881	—	—	8,906	39,787	—	39,787	—	—
Purchase of treasury stock – 200,000 shares (Note 16)	—	—	—	—	—	(81,069)	(81,069)	—	(81,069)	—	—
Dividends declared	—	—	—	(326,595)	—	—	(326,595)	—	(326,595)	—	—
Adoption of FIN 48 (Note 18)	—	—	—	(4,108)	—	—	(4,108)	(4,092)	(8,200)	—	—
Acquisition of noncontrolling interests	—	—	—	—	—	—	—	(41,465)	(41,465)	—	—
Comprehensive income:
Foreign currency translation adjustment	—	—	—	—	378,155	—	378,155	12,386	390,541	—	—
Net income	—	—	—	1,462,706	—	—	1,462,706	63,722	1,526,428	—	1,526,428
Total accumulated comprehensive income	—	—	—	1,462,706	378,155	—	1,840,861	76,108	1,916,969	—	—

Balances at December 31, 2007	51,281,022	92	1,413,403	3,327,716	801,243	(130,668)	5,411,786	288,410	5,700,196	—	—

Sale of treasury stock – 40,568 shares	—	—	19,993	—	—	5,495	25,488	—	25,488	—	—
Purchase of treasury stock – 200,000 shares (Note 16)	—	—	—	—	—	(114,476)	(114,476)	—	(114,476)	—	—
Adoption of equity method of stock option plan accounting	—	—	12,030	—	—	—	12,030	—	12,030	—	—
Dividends declared	—	—	—	(580,172)	—	—	(580,172)	—	(580,172)	—	—
Acquisition of noncontrolling interests							—	(106,722)	(106,722)	—	—
Initial measurement and recognition of redeemable noncontrolling interest (Note 17)	—	—	(278,825)	—	—	—	(278,825)	(154,257)	(433,082)	433,082	—
Accretion to redeemable noncontrolling interest	—	—	(1,413)	—	—	—	(1,413)	—	(1,413)	1,413	—
Comprehensive income:
Foreign currency translation adjustment	—	—	—	—	(891,263)	—	(891,263)	(22,534)	(913,797)	—	—
Net income	—	—	—	524,334	—	—	524,334	27,857	552,191	35,109	587,300
Total accumulated comprehensive income (loss)	—	—	—	524,334	(891,263)	—	(366,929)	5,323	(361,606)	—	—

Balances at December 31, 2008	51,281,022	92	1,165,188	3,271,878	(90,020)	(239,649)	4,107,489	32,754	4,140,243	469,604	—

Exercise of stock options	—	—	2,974	—	—	16,228	19,202	—	19,202	—	—
Stock based compensation accrual	—	—	1,766	—	—	—	1,766	—	1,766	—	—
Dividends declared	—	—	—	(319,216)	—	—	(319,216)	—	(319,216)	—	—
Dividends to noncontrolling interest	—	—	—	—	—	—	—	(977)	(977)	(13,000)	—
Acquisition of noncontrolling interests	—	—	3,598	—	(9,922)	—	(6,324)	(13,671)	(19,995)	—	—
Accretion to redeemable noncontrolling interest (Note 17)	—	—	(29,869)	—	—	—	(29,869)	—	(29,869)	29,869	—
Comprehensive income:									—	—	—
Foreign currency translation adjustment	—	—	—	—	(388,335)	—	(388,335)	10,554	(377,781)	—	—
Net income	—	—	—	1,121,830	—	—	1,121,830	(26,694)	1,095,136	22,195	1,117,331
Total accumulated comprehensive income (loss)	—	—	—	1,121,830	(388,335)	—	733,495	(16,140)	717,355	—	—

Balances at December 31, 2009	51,281,022	$92	$1,143,657	$4,074,492	$(488,277)	$(223,421)	$4,506,543	$1,966	$4,508,509	$508,668	—

The accompanying notes are an integral part of these consolidated financial statements

Open Joint Stock Company “Vimpel-Communications”

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US dollars)

	Years ended December 31,
	2009	2008	2007
Operating activities
Net income	$1,117,331	$587,300	$1,526,428
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,393,431	1,520,184	1,171,834
Amortization	300,736	360,980	218,719
Impairment loss	—	442,747	—
Loss from associates	35,763	61,020	211
Provision for deferred taxes	(19,541)	(92,654)	32,858
Loss (gain) on foreign currency translation	411,300	1,142,276	(72,955)
Provision for doubtful accounts	51,262	54,711	52,919
Stock-based compensation expense/ (gain)	2,323	(121,890)	171,242
Loss from early debt redemption	19,063	—	—
Other adjustments	(380)	(5,078)	—
Changes in operating assets and liabilities:
Trade accounts receivable	(57,452)	(240,629)	(333)
Inventory	64,927	(90,221)	(3,021)
Input value added tax	78,972	(103,941)	45,383
Other current assets	135,212	(415,735)	(351)
Accounts payable	(69,290)	281,725	(157,901)
Customer advances and deposits	(23,010)	75,098	85,135
Taxes payable and accrued liabilities	72,122	(34,035)	(32,478)

Net cash provided by operating activities	3,512,769	3,421,858	3,037,690

Investing activities
Purchases of property and equipment	(691,445)	(2,002,452)	(1,238,305)
Purchases of intangible assets	(15,685)	(75,012)	(73,814)
Purchases of software	(184,481)	(313,652)	(293,956)
Acquisition of subsidiaries, net of cash acquired	—	(4,134,609)	(301,355)
Investments in associates	(12,500)	(491,265)	—
Exercise of escrow cash deposit	—	200,170	(200,170)
Loan granted	—	(350,000)	—
Investments in deposits	(488,580)	43,179	(42,356)
Purchases of other assets, net	(40,799)	(53,575)	(84,596)

Net cash used in investing activities	(1,433,490)	(7,177,216)	(2,234,552)

Financing activities
Proceeds from bank and other loans	1,270,248	6,209,392	666,348
Proceeds from sale of treasury stock	—	25,488	39,787
Repayments of bank and other loans	(2,432,862)	(721,222)	(365,657)
Payments of fees in respect of debt issues	(53,071)	(68,159)	(14,380)
Repayments of equipment financing obligations	—	—	(106,888)
Net proceeds from employee stock options	18,142	—	—
Purchase of noncontrolling interest in consolidated subsidiaries	(18,198)	(992,825)	—
Payment of dividends	(315,644)	(587,302)	(331,885)
Payment of dividends to noncontrolling interest	(13,977)	—	—
Purchase of treasury stock	—	(114,476)	(81,069)

Net cash (used in)/ provided by financing	(1,545,362)	3,750,896	(193,744)

Effect of exchange rate changes on cash and cash equivalents	(1,651)	(84,566)	49,823

Net increase/ (decrease) in cash and cash equivalents	532,266	(89,028)	659,217
Cash and cash equivalents at beginning of year	914,683	1,003,711	344,494

Cash and cash equivalents at end of year	$1,446,949	$914,683	$1,003,711

Open Joint Stock Company “Vimpel-Communications”

CONSOLIDATED STATEMENTS OF CASH FLOWS—(continued)

(In thousands of US dollars)

	Years ended December 31,
	2009	2008	2007
Supplemental cash flow information
Cash paid during the period:
Income tax	$428,761	$647,597	$601,939
Interest	571,964	406,020	201,259

Non-cash activities:
Equipment acquired under financing agreements	—	2,726	48,514
Accounts payable for property, equipment and other long-lived assets	210,159	448,218	417,478
Non–cash discounts from suppliers of equipment	239	2,464	(5,441)
Issue of promissory notes	—	81,660	—

Acquisitions :
Fair value of assets acquired	—	2,645,655	84,125
Fair value of noncontrolling interest acquired	—	206,129	41,636
Difference between the amount paid and the fair value of net assets acquired	—	3,517,062	182,034
Consideration for the acquisition of subsidiaries	—	(5,348,180)	(291,928)

Fair value of liabilities assumed	$—	$1,020,666	$15,867

The accompanying notes are an integral part of these consolidated financial statements.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009, 2008 and 2007

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

1. Description of Business

Open Joint Stock Company “Vimpel-Communications” was registered in the Russian Federation on September 15, 1992 as a closed joint stock company, re-registered as an open joint stock company on July 28, 1993 and began full-scale commercial operations in June 1994. On November 20, 1996, Open Joint Stock Company “Vimpel-Communications” completed an initial public offering of its common stock on the New York Stock Exchange (“NYSE”) through the issuance of American Depositary Shares (“ADS”). Each ADS currently represents one-twentieth of one share of VimpelCom’s common stock (Note 16).

In these notes, “VimpelCom” or the “Company” refers to Open Joint Stock Company “Vimpel-Communications” and its consolidated subsidiaries.

VimpelCom earns revenues by providing voice, data and other telecommunication services through a range of wireless, fixed and broadband internet services, as well as selling equipment and accessories. The Company operates telecommunications services in Russia, Kazakhstan, Ukraine, Armenia, Tajikistan, Uzbekistan, Georgia and Cambodia primarily under the “Beeline” brand name. VimpelCom also has investments in an entity in Vietnam that launched its operations on July 20, 2009.

On October 5, 2009, VimpelCom’s two major shareholders, Altimo and Telenor, signed a series of agreements pursuant to which they agreed to combine their holdings in VimpelCom and Closed Joint Stock Company “Kyivstar G.S.M.” (“Kyivstar”) under a new company, VimpelCom Ltd., to be listed on the New York Stock Exchange, subject to successful completion of exchange offers for VimpelCom’s shares and ADSs. On February 9, 2010, VimpelCom Ltd. commenced an exchange offer to acquire all of VimpelCom’s outstanding common and preferred shares from holders resident in the United States, and all outstanding ADSs from any holder, wherever located, in exchange for VimpelCom Ltd. depositary receipts (“DRs”), pursuant to the Registration Statement on Form F-4 and related preliminary prospectus dated February 8, 2010 filed with the U.S. Securities and Exchange Commission (the “SEC”). VimpelCom Ltd. also commenced a parallel exchange offer on February 9, 2010, to all holders of the Borrower’s common and preferred shares, wherever located, pursuant to a separate Russian offer document. VimpelCom Ltd. also offered a nominal cash consideration alternative under the exchange offers, as required by Russian law. The completion of the exchange offers is subject to the satisfaction or waiver of certain conditions. On February 9, 2010, VimpelCom announced that the Company’s Board of Directors (the “Board”) had unanimously recommended that the Company’s shareholders and ADS holders exchange their Company shares and ADSs for VimpelCom Ltd. DRs in the exchange offers (and not for the nominal cash consideration alternative). In connection with the Board’ recommendation, on February 9, 2010, the Company filed with the SEC a solicitation/recommendation statement on Schedule 14D-9, which contained more information on the background of the exchange offer and the Board’ reasons for its recommendation.

2. Basis of Presentation and Significant Accounting Policies

Basis of Presentation

Effective since September 15, 2009, the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) became the only source of authoritative US generally accepted accounting principles (“US GAAP”) recognized by FASB. ASC supersedes all then-existing non-SEC accounting and reporting standards. The adoption of ASC resulted in modifications of accounting and reporting references with codification in ASC.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

2. Basis of Presentation and Significant Accounting Policies (continued)

VimpelCom maintains its records and prepares its financial statements in accordance with Russian accounting and tax legislation and US GAAP. VimpelCom’s foreign subsidiaries maintain their accounting records in accordance with local accounting and tax legislation and US GAAP. The accompanying consolidated financial statements differ from the financial statements issued by the individual companies for statutory purposes. The principal differences relate to: (1) revenue recognition; (2) recognition of interest expense and other operating expenses; (3) valuation and depreciation of property and equipment; (4) foreign currency translation; (5) deferred income taxes; (6) capitalization and amortization of telephone line capacity; (7) valuation allowances for unrecoverable assets; (8) business combinations, (9) consolidation and accounting for subsidiaries, and (10) stock based compensation.

The accompanying financial statements have been presented in US dollars. Amounts are presented in thousands, except for share and per share (ADS) amounts or unless otherwise indicated.

Principles of Consolidation

The consolidated financial statements have been prepared in accordance with US GAAP and include VimpelCom and all companies in which VimpelCom directly or indirectly exercises control, which generally means that VimpelCom owns more than 50% of the voting rights in the company. Consolidation is also required when the Company is subject to a majority of the risk of loss or is entitled to receive a majority of the residual returns or both from a variable interest entity’s activities.

All intercompany accounts and transactions within the Company have been eliminated from the consolidated financial statements.

The noncontrolling interest is reported in the Consolidated Balance Sheets as a separate component of equity and represents the aggregate ownership interests in the subsidiaries that are held by owners other than the Company.

Investments in Associates

Investments in associated companies in which the Company exercises significant influence over the operations and financial policies, but does not control, are reported according to the equity method of accounting. Generally, the Company owns between 20 and 50 percent of such investments.

Business Combinations

VimpelCom accounts for its business acquisitions under the purchase method of accounting. The total cost of an acquisition is allocated to the underlying assets, including intangible assets, and liabilities assumed based on their respective estimated fair values. Determining the fair value of assets acquired and liabilities assumed requires management’s judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, license and other asset lives and market multiples, among other items. The results of operations of acquired companies are included in the Consolidated Financial Statements from the date of acquisition.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

2. Basis of Presentation and Significant Accounting Policies (continued)

Foreign Currency Translation

The reporting currency of VimpelCom is the US dollar. Therefore, the accompanying financial statements were translated into the reporting currency in accordance with ASC 830, Foreign Currency Matters, (SFAS No. 52) using the current rate method. Domestic and certain foreign subsidiaries of VimpelCom have their local currencies as their functional currency, and use the current rate method for translating their financial statements to US dollars.

The current rate method assumes that assets and liabilities measured in the functional currency are translated into US dollars at exchange rates prevailing on the balance sheet date; whereas revenues, expenses, gains and losses are translated into US dollars at historical exchange rates prevailing on the transaction dates. VimpelCom translates income statement amounts using the average exchange rates for the period. Translation adjustments resulting from the process of translating financial statements into US dollars are reported in accumulated other comprehensive income, a separate component of shareholders’ equity.

Within the countries that VimpelCom operates, official exchange rates are determined daily by the respective countries’ central bank. Market rates may differ from the official rates but the differences are, generally, within narrow parameters monitored by the respective countries’ central bank.

Local currencies of certain of VimpelCom’s foreign subsidiaries are not fully convertible currencies outside the territories of countries of their operations. The translation of ruble-, tenge-, hryvnia-, somoni-, sum-, dram- and lari-denominated assets and liabilities into US dollars for the purposes of these financial statements does not indicate that VimpelCom could realize or settle the reported values of these assets and liabilities in US dollars. Likewise, it does not indicate that VimpelCom could return or distribute the reported US dollar value of capital to its shareholders.

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates. Accounting polices such as valuation of stock based compensation, business combinations, assessing tangible and intangible asset impairments, and revenue recognition include estimates and assumptions that may have a material impact on the financial statements.

Cash and Cash Equivalents

VimpelCom considers all highly liquid investments with an original maturity of 90 days or less at the time of purchase to be cash equivalents. Cash equivalents are carried at cost which approximates fair value. Escrow cash was primarily related to cash held in escrow at a financial institution for the collateralization of certain payment obligations that the Company has agreed to assume in the future.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

2. Basis of Presentation and Significant Accounting Policies (continued)

Trade Accounts Receivable and Doubtful Accounts

Accounts receivable are shown at their net realizable value which approximates their fair value. VimpelCom reviews the valuation of accounts receivable on a monthly basis. The allowance for doubtful accounts is estimated based on historical data and other relevant factors, such as a change in tariff plans from pre-paid to post-paid.

Inventory

Inventory consists of telephone handsets and accessories for sale, SIM and scratch cards, equipment for sale and others, and is stated at the lower of cost or market. Cost is computed using either the average cost method or a specific identification method.

Input Value Added Tax

Value Added Tax (“VAT”) related to revenues is payable to the tax authorities on an accrual basis based upon invoices issued to customers or cash received. VAT incurred on purchases may be offset, subject to certain restrictions, against VAT related to revenues, or can be reclaimed in cash from the tax authorities under certain circumstances. VAT related to purchase transactions, which will be offset against VAT related to revenues within the following year, is recognized on the balance sheets on a gross basis. As of December 31, 2009, the VAT rate in Russia, Tajikistan and Georgia was 18%, in Kazakhstan it was 12%, and in Ukraine, Uzbekistan, and Armenia it was 20%.

Short Term Investments

Short-term investments represent investments in time deposits, which have original maturities in excess of three months but less than twelve months. These investments are accounted for at cost.

Property and Equipment

Property and equipment is stated at historical cost. The Company depreciates property and equipment assets using the straight-line method, depreciation expense is recognized ratably over the estimated useful life of the asset.

The following categories with the associated useful lives are used:

Mobile telecommunications equipment	7-9 years
Fixed line telecommunication equipment	3-12 years
Fiber-optic equipment	9-10 years
Buildings and constructions	20 years
Electronic exchange devices	7 years
Office and measuring equipment, vehicles and furniture	5-10 years

Equipment acquired under capital leases is depreciated using the straight-line method over its estimated useful life or the lease term, whichever is shorter. Depreciation of these assets recorded under capital leases is included in “depreciation” in the statement of income. Capitalized leasehold improvement expenses for base station positions is depreciated using the straight-line method over the estimated useful life of seven years or the lease term, whichever is shorter.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

2. Basis of Presentation and Significant Accounting Policies (continued)

Repair and maintenance costs are expensed as incurred. Interest costs are capitalized with respect to qualifying construction projects, the capitalization period begins when “qualifying expenditures” are made, development activities are underway and interest cost is being incurred.

Telecommunication Licenses, Goodwill and Other Intangible Assets

Intangible assets consist primarily of telecommunication licenses, customer relationships, telephone line capacity, goodwill and other intangible assets. VimpelCom capitalizes payments made to third party suppliers to acquire access to and for use of telephone lines (telephone line capacity). These payments are accounted for as intangible assets and are amortized on a straight-line basis over ten years. Telecommunication licenses are amortized on a straight-line basis within the estimated useful lives determined based on the management estimation of future economic benefits from these licenses. Customer relationships are amortized using pattern of consumption of economic benefit associated with them. Other intangible assets are amortized on a straight-line basis over their estimated useful lives, generally from four to ten years.

Goodwill represents the excess of consideration paid over the fair value of net assets acquired in purchase business combinations and is not amortized. VimpelCom has acquired identifiable intangible assets through its acquisition of interests in various enterprises. The cost of acquired entities at the date of acquisition is allocated to identifiable assets and the excess of the total purchase price over the amount assigned to identifiable assets is recorded as goodwill.

In accordance with ASC 350-10, Intangibles – Goodwill and Other – Overall (SFAS No. 142, Goodwill and Other Intangible Assets), VimpelCom continues to evaluate the amortization period for intangible assets with finite lives to determine whether events or circumstances warrant revised amortization periods. In accordance with ASC 350-10 (SFAS No. 142), VimpelCom tests goodwill for impairment on an annual basis. Additionally, goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of an entity below its carrying value. These events or circumstances would include, but are not limited to, a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business or other factors.

Goodwill impairment is evaluated using a two-step process. The first step involves a comparison of the estimated fair value of each of the Company’s eight geographic reporting units to its carrying amount, including goodwill. In performing the first step, the Company determines the fair value of a reporting unit in accordance with ASC 820, Fair Value Measurements and Disclosures, (SFAS 157 Fair Value Measurement) using an income approach. When available and as appropriate, the Company uses comparative market multiples to corroborate discounted cash flows results.

Determining fair value based on the income approach is based on the present value of estimated future cash flows from a market participant perspective, discounted at an appropriate risk-adjusted rate. The cash flows employed in the DCF analyses are based on the most recent views of the medium and long-term outlook for each reporting unit considering market development, penetration and competitive environment in each geographic location and sub sector (fixed line, internet and mobile segments). The discount rates used in the DCF analyses are intended to commensurate with the risks and uncertainty inherent in the respective businesses forecasts. The Company derives its discount rates by applying the capital asset pricing model (i.e., to estimate the cost of equity financing) and analyzing published rates for industries relevant to our reporting units (including public information about risks premiums, cost of debt as well as debt-to-equity structure).

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

2. Basis of Presentation and Significant Accounting Policies (continued)

If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired and the second step of the impairment test is not necessary. If the carrying amount of a reporting unit exceeds its estimated fair value, then the second step of the goodwill impairment test must be performed. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with its goodwill carrying amount to measure the amount of impairment, if any. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. In other words, the estimated fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment is recognized in an amount equal to that excess.

Software

Under the provision of ASC 350-40, Intangibles – Goodwill and Other – Internal-use Software, (Statement of Position No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use), VimpelCom capitalizes costs associated with software developed or obtained for internal use when both the preliminary project stage is completed and VimpelCom management has authorized further funding of the project which it deems probable will be completed and used to perform the function intended. Capitalization of such costs ceases no later than the point at which the project is substantially complete and ready for its intended purpose.

Research and development costs and other computer software maintenance costs related to software development are expensed as incurred. Capitalized software development costs are depreciated using the straight-line method over the expected life of the asset. Research and development costs in 2009, 2008 and 2007 were US$610, US$857, and US$382, respectively.

Long-Lived Assets

VimpelCom accounts for impairment of long-lived assets, except for goodwill, in accordance with the provisions of ASC 360-10, Property, Plant and Equipment – Overall (SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets). ASC 360-10 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Impairment indicators that do not result in the actual impairment of the asset may, however, result in modification of the useful economic life to a shorter period.

Accounting for Assets Retirement Obligations

VimpelCom has certain legal obligations related to rented sites for base stations, which fall within the scope of ASC 410-20, Asset Retirement and Environmental Obligations – Asset Retirement Obligations (SFAS 143 Accounting for Asset Retirement Obligations). These legal obligations include obligations to remediate leased land and other locations on which base stations are located (Note 14).

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

2. Basis of Presentation and Significant Accounting Policies (continued)

Derivative Instruments and Hedging Activities

ASC 815-10, Derivatives and Hedging (SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities), requires companies to recognize all of their derivative instruments as either assets or liabilities in the consolidated balance sheet at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. The Company has not designated any of its derivative contracts as hedges, therefore all hedging instruments have been recorded at fair value and changes in these fair values reflected in the accompanying statements of income as other income/(expense) and net foreign exchange (loss)/gain items (Note 7).

Revenue Recognition

VimpelCom generates revenues from providing voice, data and other telecommunication services through a range of wireless, fixed and broadband internet services, as well as selling equipment and accessories. Service revenues include revenues from airtime charges from contract and prepaid subscribers, monthly contract fees, interconnect revenue, roaming charges and charges for value added services (“VAS”). Interconnect revenue is generated when the Company receives traffic from mobile or fixed subscribers of other operators and that traffic terminates on VimpelCom’s network. Roaming revenues include both revenues from VimpelCom customers who roam outside of home country network and revenues from other wireless carriers for roaming by their customers on VimpelCom’s network. VAS includes short messages (“SMS”), multimedia messages (“MMS”), caller number identification, call waiting, data transmission, mobile Internet, downloadable content and other services. The cost of content revenue relating to VAS is presented net of related costs when the Company acts as an agent of the content providers. VimpelCom charges subscribers a fixed monthly fee for the use of the service, which is recognized as revenue in the respective month.

Service revenue is generally recognized when the services (including VAS and roaming revenue) are rendered. Prepaid cards, used as a method of cash collection, are accounted for as customer advances for future services. Prepaid cards do not have expiration dates but are subject to statutory expiration periods, and unused balances are added to service revenue when cards expire. Also, VimpelCom uses E-commerce systems, retail offices and agent locations as channels for receiving customer payments. Revenues from mobile equipment sales, such as handsets, are recognized in the period in which the equipment is sold.

Revenue from Internet services is measured primarily by monthly fees and internet-traffic volume which has been not included in monthly fees. Revenue from service contracts is accounted for when the services are provided. Payments from customers for fixed-line equipment are not recognized as revenue until installation and testing of such equipment are completed and accepted by the customer. Domestic Long Distance/International Long Distance (“DLD/ILD”) and zonal revenues are recorded gross or net depending on the contractual arrangements with the end-users. The Company recognizes DLD/ILD and zonal revenues from local operators net of payments to these operators for interconnection and agency fees when local operators establish end-user tariffs and assume credit risk.

Revenues are stated net of value-added tax and sales tax charged to customers.

In accordance with the provisions of ASC 605-10-S25-3, Revenue Recognition-Overall-SEC Recognition-Delivery and Performance, VimpelCom defers upfront telecommunications connection fees. The deferral of

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

2. Basis of Presentation and Significant Accounting Policies (continued)

revenue is recognized over the estimated average subscriber life, which is generally 32 months for mobile subscribers and from 5 to 29 years for fixed line subscribers. The Company also defers direct incremental costs related to connection fees for fixed line subscribers, in an amount not exceeding the revenue deferred.

Advertising

VimpelCom expenses the cost of advertising as incurred. Advertising expense for the years ended December 31, 2009, 2008 and 2007 was US$157,808, US$345,888 and US$276,837, respectively.

Rent

VimpelCom leases office space and the land and premises where telecommunications equipment is installed. Operating lease agreements for premises where telecommunications equipment is installed typically contain automatic year-by-year renewal provisions which stipulate renewal to the extent that neither party indicates otherwise, our experience to date indicates that renewal rates are in excess of 99%. Rental agreements do not include contingent or escalation clauses based on operations.

Rent expense under all operating leases and rental contracts in 2009, 2008 and 2007 was US$363,884, US$370,533 and US$240,968, respectively.

Government Pension Fund

VimpelCom contributes to the state pension funds in the Russian Federation, Kazakhstan, Ukraine, Tajikistan, Uzbekistan, Georgia (before January 1, 2008), and Armenia on behalf of its employees, contributions are expensed as incurred. Total contributions for the years ended December 31, 2009, 2008 and 2007 were US$44,670, US$58,010 and US$38,439, respectively.

Borrowing Costs

Borrowing costs include interest incurred on existing indebtedness and debt issuance costs. Interest costs associated with assets that require a period of time to get them ready for their intended use are capitalized and amortized over the related assets’ estimated useful lives. Debt issuance costs are capitalized and amortized over the term of the respective borrowings using the effective interest method. Interest expense for the years ended December 31, 2009, 2008 and 2007, was US$598,531, US$495,634 and US$194,839, respectively. VimpelCom capitalized interest in the cost of long lived assets in the amount of US$39,952, US$43,939 and US$36,659 in 2009, 2008 and 2007, respectively.

Interest income

The Company earns interest income from deposits in banks and from granting loans. Interest income is calculated based on applied interest rate and the amount deposited as well as principal amount of loan granted.

Income Taxes

VimpelCom computes and records income tax in accordance with ASC 740, Income taxes (SFAS No. 109, Accounting for Income Taxes). Under the asset and liability method of, deferred tax assets and liabilities are

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

2. Basis of Presentation and Significant Accounting Policies (continued)

recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is recognized for deferred tax assets when it is considered more likely than not that the asset will not be recovered.

In July 2006, the FASB issued Interpretation No. 48 (“FIN 48”) Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes (primarily codified in ASC 740-10, Income taxes – Overall). ASC 740-10 clarifies accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. ASC 740-10 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, ASC 740-10 states that income taxes should not be accounted for under the provisions of ASC 450, Contingencies (SFAS No. 5, Accounting for Contingencies). The Company adopted FIN 48 at the beginning of the fiscal year 2007. As a result of the adoption the Company recognized in its consolidated financial statements a cumulative-effect adjustment to increase its liability for unrecognized tax benefits, interest, and penalties by US$15,069 and reduced the January 1, 2007, balance of retained earnings by US$4,108 and subsidiary noncontrolling interest by US$4,091 and increased the balance of goodwill by US$6,870. The cumulative-effect adjustment pertains to a pre-acquisition contingency in a subsidiary that has a minority shareholder. VimpelCom’s continuing practice is to recognize fines and penalties (interest) related to income tax matters in income tax expense.

Concentration of Credit Risk

Trade accounts receivable consist of amounts due from subscribers for airtime usage and amounts due from dealers and subscribers for equipment sales. In certain circumstances, VimpelCom requires deposits as collateral for airtime usage. In addition, VimpelCom has introduced a prepaid service GSM network. Equipment sales are typically paid in advance of delivery, except for equipment sold to dealers on credit terms. VimpelCom’s credit risk arising from its trade accounts receivable from subscribers is mitigated due to the large number of its active subscribers (subscribers in the registered subscriber base who were a party to a revenue generating activity in the past three months and remain in the base at the end of the reported period), of which approximately 96% subscribed to a prepaid service as of December 31, 2009 and, accordingly, do not give rise to credit risk. VimpelCom’s credit risk arising from its trade accounts receivable from dealers is mitigated due to the large number of dealers. Management periodically reviews the history of payments and credit worthiness of the dealers. The Company also has receivables from other local and international operators from interconnect and roaming services provided to their customers, as well as receivables from customers using fixed-line services, such as business services, wholesale services and services to residents.

VimpelCom holds available cash in bank accounts with financial institutions in countries of its operations. To manage credit risk associated with such cash holdings, VimpelCom allocates its available cash to a variety of local banks and local affiliates of international banks within the limits set forth by its treasury policy. Management periodically reviews the credit worthiness of the banks in which it deposits cash.

VAT is recoverable from the tax authorities via offset against VAT payable to the tax authorities on VimpelCom’s revenue or direct cash receipts from the tax authorities. Management periodically reviews the recoverability of the balance of input value added tax and believes it is fully recoverable.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

2. Basis of Presentation and Significant Accounting Policies (continued)

VimpelCom issues advances to a variety of vendors of property and equipment for its network development. The contractual arrangements with the most significant vendors provide for equipment financing in respect of certain deliveries of equipment (Note 15). VimpelCom periodically reviews the financial position of vendors and their compliance with the contract terms.

Accumulated Other Comprehensive Income

ASC 220, Comprehensive income (SFAS No. 130, Reporting Comprehensive Income), requires the reporting of comprehensive income in addition to net income. Comprehensive income is a more inclusive financial reporting methodology that includes the effects of all other non–shareholder changes in net assets.

Stock-Based Compensation

VimpelCom accounts for stock-based compensation plans in accordance with SFAS No. 123 (revised 2004) Share Based Payment (“SFAS No. 123R”) (primarily codified in ASC 718-10, Compensation – Stock Compensation – Overall), which is a revision of SFAS No. 123 and SFAS No. 95, Statement of Cash Flows (primary codified in ASC 230, Statement of Cash flows). Under ASC 718-10, companies must calculate and record the cost of equity instruments, such as stock options or restricted stock, awarded to employees for services received in the income statement. The cost of the equity instruments is to be measured based on the fair value of the instruments on the date they are granted (with certain exceptions) and is required to be recognized over the period during which the employees are required to provide services in exchange for the equity instruments.

The Company also has stock-based compensation in a form of cash settled stock appreciation rights (“SARs”). The cost of these instruments which are recorded as liabilities is remeasured based on fair value of the instruments on each reporting date and is required to be recognized over the period during which the employees are required to provide services in exchange for the equity-based compensation.

On December 24, 2008, VimpelCom modified its stock-based compensation programs (except for “phantom” plans and SARs) to require equity classification. The modification was applied to all the options outstanding as of modification date. In determination of fair value VimpelCom considered historical data on estimated life of the options, forfeiture rates and volatility since from employee’s standpoint no changes to the amount of award were proposed. The historical based stock compensation provision accrued at the modification date in the amount of US$12,030 was reclassified from liability to equity and no gain or loss was recognized as of the modification date (Note 21).

Government Regulations

The Company is subject to governmental regulation of tariffs in its Armenian fixed line business of its direct wholly owned subsidiary CJSC “ArmenTel”. The Company has the right to seek tariff adjustments at the retail and wholesale level based on costs incurred. Governmental authorization of tariff adjustments is only necessary for those services that are under Governmental control.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

2. Basis of Presentation and Significant Accounting Policies (continued)

The Company is subject to governmental control over tariffs in its Kazakhstan mobile telecom business of its consolidated subsidiary KaR-Tel Limited Liability Partnership (“KaR-Tel”), which is recognized as an entity having dominant position on the Kazakhstan market of mobile telecom. The Company has the right to make tariff adjustments, but is required by law to notify the antimonopoly state body of any increase of its tariffs and to justify the adjustments. The antimonopoly body is required to carry out an examination of tariff adjustments, on which it has been notified, and subject to results of such examination is empowered to prohibit increase of the tariffs.

No assets or liabilities have been recorded in the accompanying financial statements to recognize the effects of possible regulatory assets or liabilities, as allowed under ASC 980, Regulated Operations (SFAS No. 71, Accounting for the Effects of Certain Types of Regulation).

Litigation Accrual

VimpelCom is party to various legal and regulatory proceedings in the normal course of business with respect to certain matters. Except as described in Note 23 VimpelCom does not believe that any legal or regulatory proceedings to which it is a party could have a material adverse impact on its business or prospects. VimpelCom evaluates the likelihood of an unfavorable outcome of the legal or regulatory proceedings to which it is a party in accordance with ASC 450, Contingencies and ASC 855-10-S99-2, Subsequent events – Overall – SEC Materials – Issuance of Financial Statements (SFAS No. 5, Accounting for Contingencies and EITF Topic D-86, Issuance of Financial Statements, respectively). These judgments are subjective based on the status of the legal or regulatory proceedings, the merits of its defenses and consultation with in-house and external legal counsel. The actual outcomes of these proceedings may differ from the Company’s judgments.

Recent Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements, primarily codified in ASC 820, Fair Value Measurements and Disclosures. The standard provides guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. VimpelCom measures financial assets and financial liabilities at fair value on a recurring basis where it is required by other GAAP. ASC 820, Fair Value Measurements and Disclosures, is effective for nonfinancial assets and liabilities for fiscal years beginning after November 15, 2008. VimpelCom adopted ASC 820, Fair Value Measurements and Disclosures, for nonfinancial assets and liabilities on January 1, 2009, which did not have a material impact on VimpelCom’s results of operations or financial position.

On December 4, 2007, the FASB issued SFAS No. 141(R), Business Combinations, and SFAS No. 160, Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No. 51, primarily codified in ASC 805, Business Combinations and ASC 810-10, Consolidation-Overall, respectively. These new standards significantly change the financial accounting and reporting of business combination transactions and noncontrolling (or minority) interests in consolidated financial statements. Under ASC 805, Business Combinations, acquisition related costs should not be capitalized any longer but expensed as incurred. With few exceptions assets acquired and liabilities assumed should be measured at fair value using market participant assumptions in accordance with ASC 820, Fair value measurements and Disclosures. Noncontrolling interest

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

2. Basis of Presentation and Significant Accounting Policies (continued)

should be measured at fair value as of the acquisition date that results in the recognition of the goodwill attributable to the noncontrolling interest in addition to that attributable to the Company. Under ASC 810-10, Consolidation-Overall, noncontrolling interest in a consolidated subsidiary should be displayed in the consolidated statement of financial position as a separate component of equity. Losses attributable to the parent and the noncontrolling interest in a subsidiary should be attributed to that interest, even if that attribution results in a deficit noncontrolling interest balance. In a business combination achieved in stages (step acquisition) the Company should remeasure its previously held equity interest in the acquiree at acquisition-date fair value and recognize the resulting gain or loss, if any, in earnings. The Company adopted SFAS No.141(R) (ASC 805, Business Combinations) and SFAS No.160 (ASC 810-10, Consolidation-Overall) on January 1, 2009 prospectively except for classification of non-controlling interest and disclosure that shall be applied retrospectively for all periods presented. If the previous requirement in ASC 810-10-45, Consolidation-Overall-Other Presentation Matters, had been applied in the year of adoption, VimpelCom’s consolidated net income attributable to VimpelCom and earnings per share would have been the following (pro-forma):

Pro-forma for twelve months ended December 31, 2009
Income before income taxes	$1,552,361
Income tax expense	435,030

Net income	1,117,331
Net income attributable to the noncontrolling interest	16,141

Net income attributable to VimpelCom	$1,101,190

Basic EPS:
Net income attributable to VimpelCom per common share	$21.30

Weighted average common shares outstanding (thousand)	50,647
Net income attributable to VimpelCom per ADS equivalent	$1.07

Diluted EPS :
Net income attributable to VimpelCom per common share	$21.29

Weighted average diluted shares (thousand)	50,678
Net income attributable to VimpelCom per ADS equivalent	$1.06

In March 2008, the FASB issued SFAS No. 161, Disclosures About Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133, primarily codified in ASC 815-10, Derivatives and Hedging-Overall. SFAS No. 161 (ASC 815-10) is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. SFAS No. 161 (ASC 815-10) is effective for fiscal years beginning after November 15, 2008. The adoption of this statement resulted in the Company expanding its disclosures relative to its derivative instruments and hedging activity (Note 6).

In April 2009, the FASB issued FASB Staff Position FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments, primarily codified in 825-10-65-1, Financial Instruments-Overall-Transition and Open Effective Date Information. These staff positions requires enhanced disclosures on financial instruments, and are effective for interim and annual reporting periods ending after June 15, 2009. This increased the Company’s quarterly disclosures but did not have an impact on VimpelCom financial position and results of operations (Note 7).

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

2. Basis of Presentation and Significant Accounting Policies (continued)

In May 2009, the FASB issued SFAS No. 165, Subsequent Events, primarily codified in ASC 855, Subsequent Events. SFAS No. 165 is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS No. 165 is effective for interim and annual financial periods ending after June 15, 2009 and is applied prospectively. In February 2010, the FASB issued ASU 2010-09, Subsequent events, an amendment of ASC 855, Subsequent events. ASU 2010-09 amends and supersedes the disclosure requirements of SFAS No. 165 and is effective immediately for all financial statements that have not yet been issued. ASU 2010-09 requires SEC registrants to evaluate subsequent events through the date that the financial statements are issued. SEC registrants are not required to disclose the date through which the management evaluates subsequent events either in originally issued financial statements or reissued financial statements. The adoption of SFAS No. 165 and ASU 2010-09 did not have an impact on disclosure of the Company relative to the subsequent events (Note 25).

In June 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R), primarily codified in ASC 810-10, Consolidation-Overall. SFAS 167 amends FIN 46(R), to require an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. This statement is effective for both interim and annual periods as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, and VimpelCom is currently evaluating its impact on the Company’s financial position and results of operations.

In October 2009, FASB issued ASU 2009-13, Revenue Recognition, codified in ASC 605-25, Revenue Recognition – Multiple Element Arrangement. ASU 2009-13 eliminates the use of the residual method of allocation and requires use of the relative-selling price method. ASU 2009-13 expands the disclosures required for multiple-element revenue arrangements. ASU 2009-13 is effective for both interim and annual periods as of the beginning of reporting entity’s first annual reporting period that begins after June 15, 2010 with earlier application permitted for full annual periods. VimpelCom is currently evaluating its impact on the Company’s financial position and results of operations.

In January 2010, FASB issued ASU 2010-02, Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification. This update provides amendments to ASC 810-10, Consolidation – Overall (formerly SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements) to clarify the scope of the decrease in ownership provisions of ASC 810-10 and related guidance. ASU 2010-02 also clarifies that the decrease in ownership guidance does not apply to certain transactions even if they involve businesses. ASU 2010-02 expands the disclosures required for a business combinations achieved in stages and deconsolidation activity within the scope of ASC 810-10. ASU 2010-02 is effective for both interim and annual periods ending on or after December 15, 2009. The amendments are to be applied retrospectively to the first period that an entity adopted ASU 810-10, Consolidation – Overall. The adoption of this statement did not have an impact on VimpelCom’s financial position, results of operations and disclosures relative to noncontrolling interests.

In January 2010, FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements, an amendment of ASC 820, Fair Value Measurements and Disclosures (formerly SFAS No. 157 Fair Value Measurements). ASU 2010-06 requires additional disclosures regarding assets and liabilities that are transferred between levels of the fair value hierarchy. ASU 2010-06 clarifies guidance pertaining to the level of disaggregation at which fair value disclosures should be made and the requirements to disclose information about the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

2. Basis of Presentation and Significant Accounting Policies (continued)

requirement to separately disclosure purchases, sales, issuances, and settlements in the Level 3 rollforward, which becomes effective for fiscal years (and for interim periods within those fiscal years) beginning after December 15, 2010. The adoption of this statement may expand VimpelCom’s disclosures relative to fair value measurements (Note 7).

3. Business Combinations and Disposals

Severnaya Korona

On August 13, 2007, VimpelCom acquired Closed Joint Stock Company “Corporation Severnaya Korona” (“CSK”), which holds GSM 900/1800 and D-AMPS licenses covering the Irkutsk Region. The Company acquired 100% of the shares of CSK for approximately US$235,509, including US$1,274 of acquisition related costs.

The primary reason for the acquisition was VimpelCom’s entry into the mobile telephony market in the Irkutsk region. CSK’s GSM-900/1800 and D-AMPS licenses cover a territory with a population of about 2.5 million. The acquisition was recorded under the purchase method of accounting. The fair value of acquired identifiable net assets of CSK amounted to US$58,460. The excess of the acquisition cost over the fair market value of the identifiable net assets of CSK amounted to US$177,049. This amount was recorded as goodwill, was assigned to the Russian mobile reporting unit and is subject to annual impairment tests.

Golden Telecom

On December 21, 2007, subsidiaries of VimpelCom and Golden Telecom Inc. (“Golden Telecom”), a leading facilities-based provider of integrated telecommunications and Internet services in the Russian Federation, signed a definitive merger agreement. Pursuant to the merger agreement, Lillian Acquisition Inc. (“Lillian”), an indirect wholly owned subsidiary of VimpelCom, commenced a tender offer on January 18, 2008, to acquire 100% of the outstanding shares of Golden Telecom’s common stock at a price of US$105.00 per share in cash. The tender offer was successfully completed on February 15, 2008, with 36,533,255 shares of Golden Telecom common stock (including shares delivered through notices of guaranteed delivery), representing approximately 90.5% of the outstanding shares of Golden Telecom’s common stock tendered and not withdrawn. On February 18, 2008, Lillian commenced a subsequent offer for all remaining shares of Golden Telecom common stock. The subsequent offer was successfully completed on February 26, 2008, with 38,093,677 shares of Golden Telecom common stock tendered during the initial and subsequent offering periods. These shares represented approximately 94.4% of the outstanding shares of Golden Telecom’s common stock, an amount sufficient to permit the completion of a “short-form” merger under applicable Delaware law, without a vote of the remaining stockholders of Golden Telecom. As a result, VimpelCom Finance B.V., a direct wholly-owned subsidiary of VimpelCom, and Lillian on February 28, 2008, consummated a “short-form” merger, in which Lillian was merged with and into Golden Telecom and all remaining stockholders of Golden Telecom who did not tender their shares in the tender offer (other than those, if any, properly perfecting dissenters’ rights) received the right to receive US$105.00 per share in cash. Following the completion of the merger as of February 28, 2008, Golden Telecom became an indirect wholly-owned subsidiary of VimpelCom and started to be consolidated in VimpelCom’s financial statements.

The fair value of acquired identifiable net assets of Golden Telecom at the date of the acquisition amounted to US$1,431,818. The excess of the acquisition cost over the fair value of the identifiable net assets of Golden Telecom amounted to US$2,884,341, which was recorded as goodwill and assigned to Russia fixed and Russia mobile reporting units in the amounts of US$2,430,657 and US$453,684, respectively. This goodwill is not deductible for tax purposes.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

3. Business Combinations and Disposals (continued)

The following table summarizes the Company’s estimate of the fair values of the assets acquired and liabilities assumed at the date of acquisition:

As of the Date of Acquisition
Cash and cash equivalents	$56,095
Other current assets	382,990
Property and equipment	1,101,217
Licenses (3.3 years weighted average remaining useful life)	70,361
Customer Relationships (13.6 years weighted average remaining useful life)	686,743
Other intangible assets (1 years weighted average remaining useful life)	46,977
Goodwill	2,884,341
Other non-current assets	43,343

Total assets acquired	5,272,067

Current liabilities	379,014
Long-term liabilities	576,894

Total liabilities assumed	955,908

Total acquisition price	$4,316,159

Sotelco

On July 16, 2008, VimpelCom through Ararima acquired an indirect 90% voting and economic interest in the Cambodian company Sotelco Ltd. (“Sotelco”), which holds a GSM 900/1800 license and related frequencies for the territory of Cambodia. The transaction was made through the purchase of 90% of Sotelco’s parent company, Atlas Trade Limited (BVI) (“Atlas”), for US$28,000 from Altimo. The remaining 10% of Atlas are owned by a local partner, a Cambodian entrepreneur. VimpelCom has also acquired a call option to purchase the 10% interest of the local partner. The acquisition of Sotelco was accounted for as an asset purchase of the telecom license through a variable interest entity. On acquisition, the Company allocated approximately US$41,646 to license, US$8,329 to deferred tax liability and US$5,100 to noncontrolling interest.

On May 18, 2009, Sotelco launched its mobile operations in Cambodia under VimpelCom’s “Beeline” brand.

Millicom Lao Co., Ltd.

On September 16, 2009, VimpelCom signed an agreement for the acquisition of a 78% stake in Millicom Lao Co., Ltd., a mobile telecom operator with operations in the Lao PDR, from Millicom Holding B.V. (Netherlands) and Cameroon Holdings B.V. (Netherlands). The remaining 22% of Millicom Lao Co., Ltd. is owned by the Government of the Lao PDR, as represented by the Ministry of Finance.

The purchase price for the acquisition will be determined on the completion date and will be based on an enterprise value of Millicom Lao Co., Ltd. of US$102,000.

Completion of the acquisition is subject to the satisfaction or waiver of certain conditions, including the receipt of regulatory approvals.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

3. Business Combinations and Disposals (continued)

Purchase of non-controlling interest in consolidated subsidiaries

Corbina Telecom

On June 11, 2008, VimpelCom increased its share of ownership in Closed Joint Stock Company Cortec (“Corbina Telecom”), 51% subsidiary of Golden Telecom by acquiring the remaining 49% from Inure Enterprises Ltd. (“Inure”) for US$404,000 and US$4,250 of costs related to acquisition. As a result of this transaction, VimpelCom and its subsidiary together now own 100% of the shares of Corbina Telecom. The step acquisition was recorded under purchase method of accounting. The Company’s financial statements reflect the allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed, and as such, the Company has assigned US$68,120 to intangible assets which will be amortized over a weighted average period of approximately 12 years, recording of a deferred tax liability in the amount of US$17,348 and adjusted noncontrolling interest by US$40,404. The total fair value of identifiable net assets acquired amounted to US$95,338. The excess of the acquisition cost over the fair value of identifiable net assets of Corbina Telecom amounted to US$312,912 and was assigned to Russia fixed reporting unit.

Limnotex

On July 1, 2008 VimpelCom exercised its option to acquire an additional 25% less one share of Limnotex Developments Limited (“Limnotex”) for US$561,807. Limnotex is the parent company of KaR-Tel, VimpelCom’s operating subsidiary in Kazakhstan. As a result of the exercise, VimpelCom’s overall direct and indirect share stake in Limnotex increased from 50% plus one share to 75%. The acquisition was recorded as step acquisition under the purchase method of accounting. The Company’s financial statements reflect the allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed, and as such, the Company has assigned US$147,734 to intangible assets which will be amortized over a weighted average period of approximately 7 years, recording of a deferred tax liability in the amount of US$42,834 and adjusted noncontrolling interest by US$153,981. The fair value of acquired identifiable net assets amounted to US$99,946. The excess of the acquisition cost over the fair market value of the identifiable net assets amounted to US$309,490. This amount was recorded as goodwill, was assigned to the Kazakhstan reporting unit and is subject to annual impairment tests. To ensure a path to complete ownership over KaR-Tel, VimpelCom has agreed on put and call option arrangements with respect to the remaining 25% share in Limnotex which is held by Crowell Investments Limited (“Crowell”). More details about the options and amendments made in 2009 are disclosed in Note 17.

LLC Golden Telecom (Ukraine)

On December 30, 2009, VimpelCom increased its ownership interest in LLC Golden Telecom, a consolidated Ukrainian subsidiary of VimpelCom, from 80% to 100% by acquiring the 20% ownership interest it did not already own for a total cash consideration of US$18,200. The transaction was accounted for as a decrease in non-controlling interest and a change in additional paid-in capital.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

3. Business Combinations and Disposals (continued)

Investments in associates

GTEL-Mobile

On July 8, 2008, VimpelCom and its 100% owned direct subsidiary Ararima Enterprises Limited (Cyprus) (“Ararima”) signed a Joint Venture and Shareholders Agreement to establish a mobile telecommunications joint venture in Vietnam under the name of GTEL-Mobile Joint Stock Company (“GTEL-Mobile”). The other participants in GTEL-Mobile are Global Telecommunications Corporation (“GTEL”), a Vietnamese state-owned enterprise and GTEL TSC, a subsidiary of GTEL. Ararima received a 40% voting and economic interest in GTEL-Mobile in consideration for an equity investment of US$266,670 that has been paid in full. GTEL and GTEL TSC have equity interests in GTEL-Mobile of 51% and 9%, respectively. GTEL-Mobile has received all of the regulatory approvals required under the Joint Venture and Shareholders Agreement, including the registration of GTEL-Mobile, GSM license and related frequencies.

On July 20, 2009, GTEL-Mobile launched its mobile operations in Vietnam under the “Beeline” brand.

Euroset

On October 23, 2008, VimpelCom through Ararima acquired 49.9% shares of Morefront Holdings Ltd, a company that owns 100% of the Euroset Group (“Euroset”), from Rambert Management Ltd, a company controlled by Inure, for approximately US$226,000. The acquisition was recorded under the equity method of accounting. The total estimated fair value of identifiable net liabilities acquired amounted to US$355,515. The excess of the acquisition cost over VimpelCom’s share in the fair value of identifiable net liabilities of Euroset amounted to US$405,516. In addition, as part of the transaction, VimpelCom has agreed on put and call arrangements, exercisable after three years, with respect to a further 25% of the shares of Morefront Holdings Ltd. owned by Rambert Management Ltd.

Other Acquisitions

In 2008, the Company completed several small acquisitions of fixed line telecommunication operators in different regions of Russia with the total consideration of US$32,274. The acquisitions were recorded under the purchase method of accounting. The fair value of acquired identifiable net assets of the acquired companies amounted to US$21,959 and adjusted noncontrolling interest by US$11,744. The excess of the acquisition cost over the fair market value of the identifiable net assets amounted to US$10,315. This amount was recorded as goodwill, was mainly assigned to the Russia fixed reporting unit and is subject to annual impairment tests.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

3. Business Combinations and Disposals (continued)

The following unaudited pro forma combined results of operations for VimpelCom give effect to the CSK, Golden Telecom, Corbina Telecom and Euroset business combinations as if they had occurred at the beginning of 2007. The pro forma combined results do not include Sotelco as it was a non-operating entity in 2008 and, therefore, its inclusion would not impact the results. These pro forma amounts are provided for informational purposes only and do not purport to present the results of operations of VimpelCom had the transactions assumed therein occurred on or as of the date indicated, nor is it necessarily indicative of the results of operations which may be achieved in the future.

	Year ended December 31,
Unaudited	2008	2007
Pro forma total operating revenues	$10,359,737	$8,403,248
Pro forma net income attributable to VimpelCom	299,455	1,314,887

Pro forma basic and diluted net income per common share	$5.89	$25.84

4. Unconsolidated Variable Interest Entities

Sky Mobile

On February 13, 2008, VimpelCom advanced to Crowell, under a loan agreement as of February 11, 2008, (the “Loan Agreement”), a loan in the principal amount of US$350,000 and at the interest rate of 10%. The loan was secured by 25% of the shares of Limnotex. The Loan Agreement was entered into after Crowell acquired the entire issued share capital of Menacrest Limited (“Menacrest”), which is the parent company of LLC Sky Mobile (“Sky Mobile”), a mobile operator in Kyrgyzstan, holding GSM and 3G licenses to operate over the entire territory of Kyrgyzstan. Crowell granted the Company two call options (the “Call Option Agreement”) over the entire issued share capital of Menacrest.

On May 29, 2009, VimpelCom agreed to amend the Loan Agreement in that the term of the loan facility was extended until February 11, 2014 and interest rate has been changed to be a fixed amount per annum starting from the effective date of the amendment. Also, the security interest granted by Crowell to VimpelCom over 25% of the shares of Limnotex was replaced by a security interest over 100% of the shares of Menacrest.

KaR-Tel also has a management agreement with Sky Mobile.

In accordance with ASC 810-10, VimpelCom analyzed these agreements to determine if the entities that are party to them are variable interest entities (VIE) on both quantitative and qualitative basis. The Company concluded that Sky Mobile is a VIE.

To determine whether VimpelCom is the primarily beneficiary, an analysis was performed to identify if the Company absorbs majority of expected losses or benefits from majority of expected residual returns of VIE, or both. The analysis led to conclude that VimpelCom is not the primary beneficiary and Sky Mobile should not be consolidated.

The Company involvement with Sky Mobile affects the enterprise’s financial position, financial performance and cash flows in that the Company has recorded the loan granted to Crowell in other non-current assets in the amount US$395,792, including long-term portion of accrued interest and related accrued interest of US$5,945 in other current assets as of December 31, 2009 (Note 14). The Company’s risk of loss related to Sky Mobile is primarily limited to these carrying values.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

5. Cash and Cash Equivalents

Cash and cash equivalents consisted of the following at December 31:

	2009	2008
US dollars	$919,739	$553,611
Russian rubles	361,344	182,165
Uzbekistan Sum	98,384	75,727
Kazakhstan Tenge	37,391	32,740
EURO	19,646	56,571
Armenian Dram	5,234	8,835
Ukrainian Hryivna	3,952	3,120
Other currencies	1,259	1,914

Total cash and cash equivalents	$1,446,949	$914,683

6. Derivative Instruments

VimpelCom uses derivative instruments, including swaps, forward contracts and options to manage certain foreign currency and interest rate exposures. The Company views derivative instruments as risk management tools and does not use them for trading or speculative purposes. Derivatives are considered to be economic hedges, however all derivatives are accounted for on a fair value basis and the changes in fair value are recorded in the statement of income. Cash flows from derivative instruments are reported in operating activities section in the statement of cash flows. As described in Note 2, the Company adopted ASC 820-10, Fair Value Measurements and Disclosures – Overall on January 1, 2008. ASC 820-10, among other things, defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. ASC 820-10 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, ASC 820-10 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The Company measures the fair value of derivatives on a recurring basis, using observable inputs (Level 2), such as LIBOR floating rates, using income approach with present value techniques.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

6. Derivative Instruments (continued)

The following table represents VimpelCom’s derivatives as of December 31, 2009 and for the year ended December 31, 2009:

	As of December 31, 2009		Year ended December 31, 2009
Derivatives not designated as hedging	Liability derivatives		Location of Gain (Loss) Recognized in Income on Derivative	Amount of Gain (Loss) Recognized in Income on Derivative
Instruments under ASC 815-10	Balance Sheet Location	Fair value
Interest rate exchange contracts	Accrued liabilities	$1,163
Interest rate exchange contracts	Other non-current liabilities	3,961	Other income/ (expense)	$(1,792)
Foreign exchange contracts	Accrued liabilities	—	Net foreign exchange (loss)/gain	(35,996)

Total derivatives not designated as hedging instruments under ASC 815-10		$5,124		$(37,788)

The disclosure of derivatives fair value is also provided in Note 7.

In November 2006, VimpelCom entered into forward foreign exchange contracts for a total amount of US$736,629 to hedge its US dollar denominated obligations due in 2007 and 2008. These contracts ranged from 26.6 Russian rubles per 1 US dollar to 26.7 Russian rubles per 1 US dollar. These forward agreements were fully exercised as of December 31, 2007.

In March 2007, VimpelCom entered into short-term forward agreements for a total amount of US$53,010 to hedge its short-term US dollar denominated obligations with a forward exchange rate 26.1775 Russian rubles per 1 US dollar. These forward agreements were fully exercised as of March 31, 2008.

During the third quarter of 2007, VimpelCom entered into a short-term zero-cost collar agreement for a total amount of US$120,545 to hedge its US dollar debt. The forward exchange rate of protection was 27.0323 Russian rubles per 1 US dollar and the rate of participation was 24.9281 Russian rubles per 1 US dollar. These zero-cost collars were closed in June 2008.

During the fourth quarter of 2006, VimpelCom entered into a short-term cross-currency interest rate swap transaction. The amount of the swap was US$236,111 at 26.64 Russian rubles per 1 US dollar as well as a 6.37% interest rate. The amount of the contract was subject to remeasurement, in conjunction with the change of the exchange rate of the US dollar to the Russian ruble and LIBOR fluctuation. This cross-currency interest rate swap was closed in February 2008.

On October 3, 2006, KaR-Tel and Citibank, N.A., London signed an agreement which provided KaR-Tel rights to enter into transactions with derivatives. On November 8, 2006, KaR-Tel entered into a swap deal with Citibank, N.A., London for the amount of US$100,000 or 12,246,000 thousand Kazakhstan Tenge by fixing the settlement rate to 122.64 Kazakhstan Tenge per 1 US dollar and current floating interest rate payable for a loan with the European Bank for Reconstruction and Development (“EBRD”) at 9.9%. This agreement was effective until December 18, 2010. However, on March 4, 2008, the swap transaction was terminated based on the mutual agreement with Citibank, N.A., London.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

6. Derivative Instruments (continued)

On October 27, 2007, Sovintel entered into a three-year Interest Rate Swap agreement with Citibank, N.A. London Branch, to reduce the volatility of cash flows in the interest payments for variable-rate debt in the amount of US$225,000. Pursuant to the agreement, Sovintel will exchange interest payments on a regular basis and will pay a fixed rate equal to 4.355% in the event LIBOR floating rate is not greater than 5.4%, and otherwise Sovintel shall pay LIBOR floating rate. As of December 31, 2009, outstanding notional amount was US$155,790.

On March 5, 2008, VimpelCom entered into an option agreement (zero-cost collar) with Deutsche Bank and received a right to purchase US dollars in the amount of US$643,620 for Russian rubles at a rate not higher than 26.84 Russian rubles per one US dollar in exchange for granting to Deutsche Bank a right to sell the same amount of US dollars to VimpelCom at a rate not lower than 23.50 Russian rubles per one US dollar. Options were exercisable at various dates ranging from August 2008 to March 2009 and fully exercised as of March 31, 2009.

On October 3, 2008, VimpelCom entered into an option agreement (zero-cost collar) with Vneshtorgbank (“VTB”) and received a right to purchase US dollars in the amount of US$851,813 for Russian rubles at a rate not higher than 33.15 Russian rubles per one US dollar in exchange for the granting to VTB a right to sell the same amount of US dollars to VimpelCom at rate not lower than 24.90 Russian rubles per one US dollar. Options were exercisable at various dates ranging from April 2009 to September 2009 and fully exercised as of September 30, 2009.

In March 2009, VimpelCom entered into a series of forward agreements with BNP Paribas and Citibank to acquire US dollars in the amounts of US$101,134 and US$65,558, respectively, at rates ranging from 38.32 to 39.72 Russian rubles per one US dollar, to hedge its short-term US dollar-denominated liabilities due in the fourth quarter of 2009. These forward agreements were fully exercised as of December 31, 2009.

7. Fair Value of Financial Instruments

VimpelCom measures financial assets and financial liabilities at fair value on a recurring basis.

The following table provides the disclosure of fair value measurements separately for each major category of assets and liabilities measured at fair value.

		Fair Value Measurements as of December 31, 2009 Using
Description	Total	Quoted prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Derivatives liabilities	$5,124	—	$5,124	—

Total	$5,124	—	$5,124	—

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

7. Fair Value of Financial Instruments (continued)

As of December 31, 2009 and December 31, 2008, the fair value of fixed and floating rate bank loans (based on future cash flows discounted at current market rates) was as follows:

	December 31,2009		December 31,2008
Loans payable	Carrying value	Fair value	Carrying value	Fair value
Eurobonds	$1,800,647	$1,946,126	$2,000,000	$1,262,770
US$3,500 million Loan Facility	1,170,000	1,145,071	2,000,000	1,954,077
UBS (Luxemburg) S. A.	1,063,264	1,111,915	1,417,234	1,079,265
Sberbank	1,436,555	1,458,612	829,229	836,340
EUR600 million Loan Facility	632,371	636,793	777,186	781,312
Ruble Bonds	661,284	733,609	340,363	320,337
US$275 million Loan Facility	190,410	188,001	275,000	268,860

Loans receivable
Crowell	350,000	324,652	350,000	345,812

The fair value of bank financing, equipment financing contracts and other financial instruments not included in the table above approximates carrying value.

The fair market value of financial instruments, including cash and cash equivalents, which are included in current assets and liabilities, accounts receivable and accounts payable approximates the carrying value of these items due to the short term nature of these amounts.

8. Property and Equipment

Property and equipment, at cost, consisted of the following at December 31:

	2009	2008
Telecommunications equipment	$7,206,446	$6,608,140
Land, buildings and constructions	335,675	351,055
Office and measuring equipment	769,097	711,304
Other equipment	370,192	400,713

	8,681,410	8,071,212
Accumulated depreciation	(3,730,395)	(2,828,845)
Equipment not installed and assets under construction	610,554	1,183,506

Total property and equipment, net	$5,561,569	$6,425,873

9. Telecommunications Licenses and Other Intangible Assets

Telecommunications licenses acquired directly by VimpelCom were initially recorded at cost. Telecommunications licenses acquired in business combinations were initially recorded at their fair value as of the acquisition date.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

9. Telecommunications Licenses and Other Intangible Assets (continued)

The total gross carrying value and accumulated amortization of VimpelCom’s telecommunications licenses as of December 31, 2009 and 2008 were as follows:

	2009	2008
Telecommunications licenses, at cost	$1,240,201	$1,301,169
Accumulated amortization	(697,604)	(588,962)

	542,597	712,207
Telecommunications licenses not in current use	—	52,576

Total telecommunications licenses, net	$542,597	$764,783

Telecommunication licenses not in current use mainly comprised of GSM telecommunications license owned by Sotelco, for which the business operations have not been started, in the amount of US$41,741 as of December 31, 2008.

In 2007, VimpelCom acquired Dominanta LLC (“Dominanta”) – an entity which holds a DVB-H license and, together with Golden Telecom, in February 2008 VimpelCom acquired Colangon-Optim LLC (“Colangon’), an entity which holds a DVB-T license. Both licenses gave an opportunity for VimpelCom to provide TV services. However, additional broadcasting licenses were required to start operations, and legislation did not have a mechanism of obtaining such licenses in 2008. Due to the high level of uncertainty on the terms when such licenses could be obtained, the management decided to write-off the value of the DVB-T/DVB-H licenses as of the end of 2008. The total amount of write-off was US$37,620.

The total gross carrying value and accumulated amortization of VimpelCom’s other intangible assets by major intangible asset class as of December 31, 2009 and December 31, 2008 was as follows:

	Weighted average amortization period, years	2009	2008
Telephone line capacity	9.5	$149,077	$144,927
Customer relationships	14.9	763,496	836,374
Other intangible assets	5.0	219,668	228,170

		1,132,241	1,209,471
Accumulated amortization		(431,876)	(326,641)

Total other intangible assets, net	12.3	$700,365	$882,830

Amortization expense for all VimpelCom’s intangible assets (telecommunications licenses and other intangible assets) for each of the succeeding five years is expected to be as follows:

2010	$254,235
2011	235,315
2012	211,407
2013	144,175
2014	94,671
Thereafter	303,159

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

10. Impairment of Goodwill and Long-Lived Assets

The Company has the following reporting units. The change in carrying amount of goodwill for the year ended December 31, 2008 and December 31, 2009 is presented below:

Reporting units	Balance as of December 31, 2007	Acquisition	Finalization of Purchase Price Allocation	Impairment	Translation adjustment	Balance as of December 31, 2008
Kazakhstan mobile	$180,481	$309,490	$(7,045)	$—	$(3,220)	$479,706
Kazakhstan fixed	12,911	—	(12,870)	—	(41)	—
Ukraine mobile	81,999	—	—	(53,778)	(28,221)	—
Tajikistan mobile	13,063	—	—	—	—	13,063
Uzbekistan mobile	154,061	—	—	—	—	154,061
Armenia mobile	135,662	—	—	—	(1,110)	134,552
Armenia fixed	10,211	—	—	—	(84)	10,127
Russia mobile	451,428	453,684	—	—	(155,134)	749,978
Russia fixed	—	2,753,883	—	(315,049)	(503,379)	1,935,455

Total	$1,039,816	$3,517,057	$(19,915)	$(368,827)	$(691,189)	$3,476,942

Reporting units	Balance as of December 31, 2008	Acquisition	Finalization of Purchase Price Allocation	Impairment	Translation adjustment	Balance as of December 31, 2009
Kazakhstan mobile	479,706	—	—	—	(88,845)	390,861
Tajikistan mobile	13,063	—	—	—	—	13,063
Uzbekistan mobile	154,061	—	—	—	—	154,061
Armenia mobile	134,552	—	—	—	(25,107)	109,445
Armenia fixed	10,127	—	—	—	(1,911)	8,216
Russia mobile	749,978	—	—	—	(21,420)	728,558
Russia fixed	1,935,455	—	—	—	(55,366)	1,880,089

TOTAL	3,476,942	—	—	—	(192,649)	3,284,293

Under provisions of ASC 350, Intangibles – Goodwill and Other, goodwill is tested annually for impairment or upon the occurrence of certain events or substantive changes in circumstances. In performing the first step (“Step 1”) of the goodwill impairment test in accordance with ASC 350, the Company compared the net book values of its reporting units to their estimated fair values. In determining the estimated fair values of the reporting units, the Company employed a Discounted Cash Flow (“DCF”) analysis. Determining estimated fair values requires the application of significant judgment. The basis for VimpelCom’s cash flow assumptions includes historical and forecasted revenue, operating costs and other relevant factors including estimated capital expenditures.

	2009	2008
Discount rate (functional currency)	14.6%-16.0%	16.6%-21.9%
Terminal growth rate	3%-3.5%	3%-3.5%
Start of terminal growth period	7 years-10 years	7 years-10 years

The Company estimates revenue growth rates for each reporting unit and each future year. These rates vary based on numerous factors, including size of market in particular country, GDP (Gross Domestic Product) and

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

10. Impairment of Goodwill and Long-Lived Assets (continued)

foreign currency projections, traffic growth, market share and others. In 2009, the Compound Annual Growth Rates ranged from 3.7% to growth by 13.7% in comparison to range of 0%-18% in 2008. In 2009 the average operating income margins ranged from 12.4% to 37.1% (in 2008 the average operating income margins ranged from negative 11.2 % to positive 34.8%).

The results of the DCF analyses were corroborated with other value indicators where available, such as the Company’s market capitalization, comparable company earnings multiples and research analyst estimates. Management bases its fair value estimates on assumptions it believes to be reasonable, but which are unpredictable and inherently uncertain.

In 2009, the results of this Step 1 process indicated that there was no impairment of goodwill as the estimated fair values of the reporting units exceeded the carrying values of their net assets. In 2008, the results of this Step 1 process indicated that there was a potential impairment of goodwill in the Russia Fixed and Ukraine Mobile reporting units, as the carrying values of the net assets of the reporting units exceeded their estimated fair values. As a result of the Step 2 analyses, as of December 31, 2008 the Company recorded goodwill impairments of US$315,049 and US$53,778 at the Russia Fixed and Ukraine Mobile reporting units, respectively.

To illustrate the magnitude of potential goodwill impairments relative to future changes in estimated fair values, had the fair values of the following material reporting units been hypothetically lower by the percentages listed below, the reporting unit book value would have exceeded fair value as of impairment test date, October 1, 2009, approximately by the following amounts set forth in the table.

	10%	20%	30%
Russia Fixed	—	—	191,239
Armenia Mobile	—	14,087	39,928
Armenia Fixed	—	—	23,916

If any of these cases were to occur, Step 2 of the goodwill impairment test would be required to be performed to determine the ultimate amount of impairment loss to record.

As for the other reporting units, a change in fair value of 30% would not cause the reporting unit to fail Step 1.

An increase in the discount rate by one percentage point or a reduction in revenue growth by 10% would result in a decrease in the combined fair value of the reporting units as of impairment test date of approximately US$2,018,069 and US$2,104,178, respectively. For the reporting units discussed above, the relative decreases in fair value of reporting unit as of impairment test date would be:

	1% age Point Increase In Discount Rate	10% Decrease in Revenue Growth
Russia Fixed	9.7%	24.2%
Armenia Fixed	6.3%	3.6%
Armenia Mobile	6.7%	6.4%

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

10. Impairment of Goodwill and Long-Lived Assets (continued)

Long Lived Assets

As a result of the goodwill impairments for the year ended December 31, 2008, the Company also tested the finite-lived intangible assets for impairment pursuant to the provisions of ASC 360-10, Property, Plant and Equipment – Overall (SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets). For the Russia Fixed reporting unit, the undiscounted future cash flows associated with the long-lived assets exceeded the carrying value of those assets, and thus there was no impairment. However, for the Ukraine Mobile reporting unit, because of the decrease in the expected future cash flows due to the projected decline in service revenues (relative to the Company’s previous analyses), the Company concluded such assets were impaired, and an asset impairment of US$36,300 was recognized for the year ended December 31, 2008.

VimpelCom also decided to write-off the value of DVB-T/DVB-H licenses in the year ended December 31, 2008 (Note 9).

For the year ended December 31, 2009, no impairment indicators were noted and no loss was recognized.

11. Software

The total gross carrying value and accumulated amortization of VimpelCom’s software as of December 31, 2009 and December 31, 2008 were as follows:

	2009	2008
Software, at cost	$1,489,107	$1,453,319
Accumulated depreciation	(1,040,852)	(904,153)

Total software, net	$448,255	$549,166

12. Investments in Associates

Investments in associates consisted of the following at December 31:

	2009	2008
GTEL – Mobile(1)	$265,797	$306,027
Euroset(2)	140,095	160,127
Rascom(3)	26,840	23,409
Others	4,035	3,987

Total	$436,767	$493,550

(1), (2)

VimpelCom acquired 49.9% interest in Euroset in October 2008 and 40% interest in GTEL - Mobile in July 2008 (Note 3). The following table shows the combined results of operations and financial position of Euroset and GTEL-Mobile:

	2009	2008
Current assets	$765,550	$1,063,151
Non-current assets	823,517	689,192
Current liabilities	1,167,541	1,508,505
Non-current liabilities	303,097	5,757
Net assets	118,429	238,081
Share of VimpelCom in net assets	2,869	52,899
Net sales	1,714,598	504,307
Gross profit	576,460	160,857
Net loss	(90,295)	(116,337)
Net loss attributable to VimpelCom	(39,185)	(58,497)

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

12. Investments in Associates (continued)

The difference between the share of VimpelCom in net assets of associates and the carrying amount of investments in associates primarily represents goodwill.

(3)

The Company’s share in Rascom CJSC (“Rascom”), a company acquired as part of Golden Telecom acquisition (Note 3), is 54%. Investment in Rascom does not qualify for accounting under the consolidation method of accounting because the rights of the minority shareholder represent substantive participating rights, and as result, such rights overcome the presumption that the Company controls Rascom. Therefore, the Company accounts for this investment under the equity method. Equity in net income of Rascom for the year ended December 31, 2008 and 2009 was of US$2,176 and US$3,862, respectively.

13. Inventory

Inventory consisted of the following at December 31:

	2009	2008
Telephone handsets and accessories for sale	$20,255	$78,607
SIM-Cards	17,572	16,205
Equipment for sale	8,886	12,918
Info materials	3,257	11,829
Scratch cards	4,064	7,000
Other inventory	7,885	16,090

Total	$61,919	$142,649

14. Supplemental Balance Sheet Information

Other current assets consisted of the following at December 31:

	2009	2008
Short term investments	$406,856	$482
Advances to suppliers	116,576	85,887
Software with a useful life shorter than one year	29,097	29,331
Interest receivable	15,697	32,184
Prepaid taxes	9,989	154,837
Deferred costs related to connection fees	6,505	3,011
Forwards and other derivatives	—	109,751
Other	42,537	24,996

Total other current assets	$627,257	$440,479

Short term investments represent bank deposits carried at amounts of cash deposited with maturity dates within the year ended December 31, 2010. Deposits can be withdrawn prior to the contractual maturity date. In case of early withdrawal interest rate will be decreased.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

14. Supplemental Balance Sheet Information (continued)

Other non-current assets consisted of the following at December 31:

	2009	2008
Long term loans granted to Crowell	$395,792	$350,000
Frequencies and permissions	107,118	113,972
Unamortized debt issue costs	96,016	81,142
Long term deposits	78,880	—
Long term advances	29,364	56,486
Long term input VAT	27,941	41,222
Prepayments to suppliers for long-lived assets	23,904	56,953
Other long-term assets	33,072	25,727

Total other non-current assets	$792,087	$725,502

As of December 31, 2009, long term loan receivable represents the loan granted to Crowell and related long-term interest accrued in the amount of US$45,792 (Note 4). As of December 31, 2008, the loan has been recorded in long term loans receivable and related short-term interest in the amount of US$26,790 in other current assets.

Long term deposits represent bank deposits carried at amounts of cash deposited with primarily maturity date of January, 2011. Deposits can be withdrawn prior to the contractual maturity date. In case of early withdrawal interest rate will be decreased.

Other current accrued liabilities consisted of the following at December 31:

	2009	2008
Cash rights for shares of Golden Telecom	$145,930	$145,930
Interest payable	94,299	84,606
Short-term deferred revenue	28,713	17,002
Deferred consideration for associates	12,500	25,000
Other accrued liabilities	34,224	16,217

Total current accrued liabilities	$315,666	$288,755

Cash rights for shares of Golden Telecom represents amount not paid to the previous shareholders of Golden Telecom as of December 31, 2009.

Other non-current liabilities consisted of the following at December 31:

	2009	2008
FIN 48 provision, long-term portion	$73,621	$29,470
Asset retirement obligations	37,916	29,717
Long term deferred revenue	35,766	29,470
Derivatives	3,961	8,544
Other non-current liabilities	13,372	25,624

Total other non-current liabilities	$164,636	$122,825

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

14. Supplemental Balance Sheet Information (continued)

The following table summarizes the movement in asset retirement obligations for the years ended December 31, 2009 and December 31, 2008:

	2009	2008
Asset retirement obligations at the beginning of the reporting period	$29,717	$21,095
Liabilities incurred in the current period	3,900	6,009
Accretion expense	2,027	1,948
Increase as a result of changes in estimates	2,936	5,892
Foreign currency translation adjustment	(664)	(5,227)

Asset retirement obligations at the end of the reporting period	$37,916	$29,717

The accretion expense was included in depreciation in the accompanying consolidated statements of income.

15. Short and Long Term Debt

VimpelCom finances its operations using a variety of lenders in order to minimize total borrowing costs and maximize financial flexibility. The Company continues to use bank debt, lines of credit and notes to fund operations, including capital expenditures.

The following table provides a summary of outstanding bank loans, equipment financing indebtedness, capital lease obligations and other debt as of:

	December 31, 2009	December 31, 2008
Bank loans, less current portion	$5,356,655	$6,405,492
Long-term portion of equipment financing	182,935	127,807
Long-term portion of capital leases	316	406

Total long-term debt	$5,539,906	$6,533,705

Bank loans, current portion	$1,729,364	$1,705,777
Short-term portion of equipment financing	79,830	88,704
Short-term portion of capital leases	3,947	739
Other debt	—	114,001

Bank and other loans, current portion	$1,813,141	$1,909,221

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

15. Short and Long Term Debt (continued)

Bank loans consisted of the following as of December 31:

	2009	2008
Eurobonds(1)	$1,800,647	$2,000,000
Sberbank(2)	1,436,555	829,230
US$3,500 million Loan Facility (Facility B)(3)	1,170,000	2,000,000
UBS (Luxembourg) S.A.(4)	1,063,264	1,417,234
Ruble Bonds(5)	661,284	340,363
EUR600 million Loan Facility(6)	632,371	777,179
Citibank International plc(7)	190,410	275,000
Svenska Handelsbanken AB(8)	57,671	81,866
US$275 million Loan Facility(9)	44,740	61,191
Standart Bank PLC – loan to URS(10)	20,000	100,000
Bayerische Hypo- und Vereinsbank AG(11)	9,001	25,020
EBRD – loan to KaR-Tel(12)	—	127,965
Raiffeisenbank Austria – loan to URS(13)	—	32,000
Bayerische Landesbank – loan to URS(14)	—	32,000
OTP Bank – loan to URS(15)	—	10,000
Other loans	76	2,221

	$7,086,019	$8,111,269
Less current portion	(1,729,364)	(1,705,777)

Total long-term bank loans	$5,356,655	$6,405,492

(1)

On April 30, 2008, VIP Finance Ireland Limited completed an offering of an aggregate principal amount of US$2,000,000 loan participation notes, split equally between five-year and 10-year tranches, for the sole purpose of funding loans in an aggregate principal amount of US$2,000,000 to VimpelCom. The five-year US$1,000,000 issue (the “2013 Notes”) and related loan in the same principal amount bear interest at an annual rate of 8.375% payable semi-annually and are due in April 2013. The 10-year US$1,000,000 issue (the “2018 Notes”) and related loan in the same principal amount bear interest at an annual rate of 9.125% payable semi-annually and are due in April 2018. The loan participation notes are listed on the Irish Stock Exchange and are with limited recourse to VIP Finance Ireland Limited. VimpelCom raised this financing (i) to repay Facility A under the loan agreement entered into on February 8, 2008 (as described below), in connection with its acquisition of Golden Telecom and (ii) to continue the development and expansion of the Company’s networks, including through possible acquisitions or investments in existing wireless operators within Russia or abroad, by establishing new wireless operators or by entering into local partnerships or joint ventures within Russia or abroad. Deferred financing costs relating to the 2013 Notes offering and 2018 Notes offering (which include gross issuance costs) comprised US$8,027 and US$8,327 respectively and will be amortized over 5 and 10 years respectively.

In October 2009, VimpelCom completed the partial repurchase of an aggregate principal amount of US$199,353 of its US$1,000,000 8.375% 2013 Notes. The 2013 Notes were purchased on October 14, 2009 with a 4.75% premium over the notes’ nominal value. The payment for the repurchased notes also included accrued interest. Related effect in the amount of US$9,470 was recognized in “other (expenses)/income, net” in the statement of income.

(2)

In April 2004, Sberbank provided a five-year, US dollar denominated, secured, non-revolving credit line of US$130,000 to VimpelCom. The loan was to be repaid in eight equal installments, on a quarterly basis, commencing February 27, 2007. The interest rate as of December 31, 2007, was 8.5% per annum and was subject to change by Sberbank upon the occurrence of certain events. Under the loan agreement, VimpelCom was subject to certain defined debt covenant restrictions, including several restrictions related to financial condition. From November 1, 2008, Sberbank increased the interest rate to 9.25%. On April 14 2009, VimpelCom repaid the principal amount outstanding under this loan facility. As of December 31, 2009, there was no debt outstanding under this loan facility.

On August 31, 2006, Sberbank provided VimpelCom with a three-year Russian ruble denominated, secured, non-revolving credit line in the amount of RUR6,000 million (US$198,385 at the exchange rate as of December 31, 2009). The loan bore annual interest at a rate of 8.5%, which could be changed by Sberbank upon the occurrence of certain events. The loan was to be repaid in three quarterly installments, the first of which was on February 27, 2009, and the last of which was on August 30, 2009. On February 26, 2007, VimpelCom drew down RUR6,000 million under this non-revolving credit line with Sberbank. From November 1, 2008, Sberbank

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

15. Short and Long Term Debt (continued)

increased the interest rate to 9.75%. On August 31, 2009, VimpelCom repaid the outstanding indebtedness under this loan facility. As of December 31, 2009, there was no debt outstanding under this loan facility.

On February 14, 2008, VimpelCom signed a five year credit line with Sberbank in the amount of US$750,000, to be drawn down in Russian rubles at the exchange rate at the date of the draw down. The credit line bears annual interest at a rate of 9.5% for the first two years and 9.25% for the third and subsequent years. The Company borrowed RUR17,886 million (equivalent to US$591,399 at the exchange rate as of December 31, 2009) during 2008. On November 1, 2008, Sberbank increased the interest rate to 11.0%. On March 1, 2009, Sberbank again increased the interest rate to 13.0%. The amount of debt outstanding under this loan as of December 31, 2009 was US$591,399.

On March 10, 2009, VimpelCom signed a ruble-denominated, secured, loan agreement with Sberbank in the amount of RUR8,000 million (equivalent to US$223,855 at the exchange rate as of March 10, 2009). The loan agreement matures on December 27, 2011. According to the provisions of the loan agreement, the interest rate of 17.5% per annum may be increased up to 19.0% per annum in case of occurrence of certain events. The interest rate can also be raised unilaterally by Sberbank upon 30 days’ notice, in which case VimpelCom will have the right to prepay the loan in full without penalty at any time within 30 days after receipt of the notice. On May 29, 2009, VimpelCom made a drawdown in the amount of RUR8,000 million (the equivalent to US$255,380 at the exchange rate as of May 29, 2009) under this loan agreement. At the moment of the drawdown, the actual interest rate under this loan facility was 17.5% per annum. On June 28, 2009, Sberbank decreased the interest rate on this loan facility from 17.5% to 17.25% and the maximum interest rate to 18.75%. On September 1, 2009, Sberbank decreased the interest rate on this loan facility to 16.25% and the maximum interest rate to 17.75%. The indebtedness under this loan agreement is secured by the pledge of telecommunication equipment in the amount of RUR8,485 million (the equivalent to US$280,550 at the exchange rate as of December 31, 2009). As of December 31, 2009, the principal amount of debt outstanding under this facility was RUR8,000 million (equivalent to US$264,514 at the exchange rate as of December 31, 2009).

On March 10, 2009, VimpelCom also signed a secured loan agreement with Sberbank in the amount of US$250,000. The loan agreement matures on December 27, 2012. According to the provisions of the loan agreement, the initial interest rate of 12.0% per annum may be increased up to 13.0% per annum in case of occurrence of certain events. The interest rate can also be raised unilaterally by Sberbank upon 30 days’ notice, in which case VimpelCom will have the right to prepay the loan in full without penalty at any time within 30 days after receipt of the notice. On May 29, 2009, VimpelCom made a drawdown in the amount of US$250,000 under this loan agreement. At the moment of the drawdown, the actual interest rate under this loan facility was 12.0% per annum. VimpelCom agreed with Sberbank to decrease the interest rate on this loan facility from 12.0% to 11.5% per annum and the maximum interest rate from 13.0% to 12.5%, starting from June 28, 2009. VimpelCom also agreed with Sberbank to decrease the interest rate on this loan facility from 11.5% to 11.00% per annum and the maximum interest rate from 12.5% to 12.0%, starting from September 1, 2009. The indebtedness under this loan agreement is secured by the pledge of telecommunication equipment in the amount of US$325,764. As of December 31, 2009, the principal amount of debt outstanding under this facility was US$250,000.

On August 28, 2009, VimpelCom signed an unsecured three and a half year loan agreement with Sberbank in the amount of RUR10,000 million (equivalent to US$316,051 at the exchange rate as of August 28, 2009). The loan agreement matures on April 30, 2013. According to the provisions of the loan agreement, the interest rate of 15.0% per annum may be increased up to 15.25% per annum in case of occurrence of certain events. The interest rate can also be raised by Sberbank upon 30 days’ notice, in which case VimpelCom will have the right to prepay the loan in full without penalty at any time within 30 days after receipt of the notice. On August 31, 2009, VimpelCom made a drawdown in the amount of RUR10,000 million (equivalent to US$316,769 at the exchange rate as of August 31, 2009) under this loan agreement. At the moment of the drawdown the actual interest rate under this loan was 15.0% per annum. As of December 31, 2009, the principal amount of debt outstanding under this facility was RUR10,000 million (equivalent to US$330,642 at the exchange rate as of December 31, 2009).

(3)

On February 8, 2008, VimpelCom entered into a loan agreement for an aggregate principal amount of US$3,500,000. The loan agreement included a US$1,500,000 bridge term loan facility (“Facility A”) and a US$2,000,000 term loan facility (“Facility B”) to partially finance the acquisition of Golden Telecom by a subsidiary of the Company. Facility A was required to be refinanced within 12 months by an issuance of bonds or other form of financing, subject to market conditions. Facility B is required to be repaid in equal semi-annual installments starting from the date falling 12 months after the signing date. Facility A bore interest at London Interbank Offered Rate (“LIBOR”) plus margins of 0.75% per annum for first 6 months; 1% per annum for the period from 7 to 9 months; and 1.25% per annum thereafter. Facility B bears interest at LIBOR plus a margin of 1.5% per annum. On February 19, 2008, VimpelCom drew down US$3,500,000 under the loan agreement. On May 6, 2008, the Company fully repaid Facility A from the proceeds of two loans from VIP Finance Ireland Limited in an aggregate principal amount of US$2,000,000, funded by the issuance of limited-recourse loan participation notes by VIP Finance Ireland Limited on April 30, 2008 (as described above).

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

15. Short and Long Term Debt (continued)

On April 28, 2009, VimpelCom signed an Amendment Agreement in relation to the US$3,500,000 Facility Agreement dated February 8, 2008, and as amended by an Amendment and Transfer Agreement dated March 28, 2008. In accordance with the terms of the Amendment Agreement, certain financial covenants and general undertakings were changed, including, among others, decrease of the required minimum level of Total Shareholders Equity from US$3,000,000 to US$2,000,000, which will be applicable to the financial statements for the first three quarters of 2009 and for the 2009 financial year. Starting from the financial statements for the first quarter of 2010 and thereafter, the requirement of the minimum level of Total Shareholders Equity will be returned to the level of US$3,000,000. As of December 31, 2009, the principal amount of debt outstanding under this facility was US$1,170,000.

(4)

Starting in June of 2004, VimpelCom entered into a series of loan agreements (the “Loans”) with UBS (Luxembourg) S.A., (“UBS”), whereby various amounts were borrowed to finance operations and capital expenditures. UBS then completed a series of offerings of loan participation notes (the “Notes”) for the sole purpose of funding the loans to VimpelCom. The Notes are listed on the Luxembourg Stock Exchange and are without recourse to UBS.

In October 2009, VimpelCom completed the partial repurchase of an aggregate principal amount of US$115,236 of its US$300,000 8.375% Loan Participation Notes due 2011 issued by, but without recourse to, UBS for the sole purpose of funding a loan totaling US$300,000 to the Company (the “2011 Notes”). The 2011 Notes were purchased on October 22, 2009 with a 6.625% premium over the notes’ nominal value. Related effect in the amount of US$7,634 was recognized in “other (expenses)/income, net” in the statement of income.

On May 22, 2006, UBS and VimpelCom entered into a Loan for US$600,000. UBS completed an offering of US$600,000 8.25% loan participation notes due 2016 (the “2016 Notes”) for the sole purpose of funding such US$600,000 loan (the “2016 Loan”) to VimpelCom. US$367,234 principal amount of the 2016 Notes was issued in a concurrent offer (the “Concurrent Offer”) for cash consideration and US$232,766 principal amount of the 2016 Notes was issued in an exchange offer (the “Exchange Offer”) in exchange for an equal principal amount of validly tendered and accepted 10.0% loan participation notes due 2009 (the “2009 Notes”) issued in June and July 2004. As a consequence of the Exchange Offer, the obligation of UBS to advance the remaining US$232,766 principal under the 2016 Loan was offset against the tendered 2009 Notes, thereby reducing the aggregate outstanding principal amount due under the Loans due June 16, 2009 from US$450,000 to US$217,234. Deferred financing costs relating to the 2016 Notes offering (which includes gross issuance cost and the compensatory fee connected with the Exchange Offer) comprised US$28,421 and will be amortized over 10 years.

The following table outlines the amounts borrowed and the respective interest rates and due dates for each series of the Loans and the 2016 Loan.

Date Borrowed	Due Date	Payment Period	Amount Borrowed	Interest Rate	31-Dec-09	31-Dec-08
16-Jun-04	16-Jun-09	Semiannually	$250,000	10%	$—	$17,234
14-Jul-04	16-Jun-09	Semiannually	$200,000	10%	—	200,000
22-Oct-04	22-Oct-11	Semiannually	$300,000	8.38%	184,764	300,000
11-Feb-05	11-Feb-10	Semiannually	$300,000	8%	278,500	300,000
22-May-06	22-May-16	Semiannually	$600,000	8.25%	600,000	600,000

Total					$1,063,264	$1,417,234

(5)

On July 25, 2008, VimpelCom issued Russian ruble-denominated bonds in an aggregate principal amount of RUR10,000 million (US$427,749 at exchange rate as of July 25, 2008). The bonds are due on July 19, 2013, and bondholders had a put option exercisable on January 26, 2010, at 100% of nominal value plus accrued interest. Interest is to be paid semi-annually. The annual interest rate for the first three payment periods is 9.05%. VimpelCom will determine the annual interest rate for subsequent periods no later than seven business days before the third interest payment. The aggregate amount of debt outstanding under these bonds as of December 31, 2009 was RUR10,000 million (equivalent to US$330,642 at the exchange rate as of December 31, 2009) and is included in short-term debt in the consolidated balance sheet as of December 31, 2009 because of the put option described above.

On July 14, 2009, VimpelCom issued Russian ruble-denominated bonds in an aggregate principal amount of RUR10,000 million (the equivalent to US$302,483 at the exchange rate as of July 14, 2009). The bonds are due on July 8, 2014. Interest will be paid semiannually. The annual interest rate for the first four payment periods is 15.2%. VimpelCom will determine the annual interest rate for subsequent periods based on market conditions. Bond holders will have the right to sell their bonds to VimpelCom when the annual interest rate for subsequent periods is announced at the end of the fourth payment period. As of December 31, 2009, the aggregate principal amount of debt outstanding under these bonds was RUR10,000 million (equivalent to US$330,642 at the exchange rate as of December 31, 2009).

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

15. Short and Long Term Debt (continued)

(6)

On October 15, 2008, VimpelCom signed an unsecured loan agreement with The Bank of Tokyo-Mitsubishi UFJ, Ltd., Barclays Capital, BNP Paribas, Commerzbank Aktiengesellschaft, Standard Bank Plc, Sumitomo Mitsui Banking Corporation Europe Limited and WestLB AG, London Branch as mandated lead arrangers and bookrunners and Standard Bank Plc as agent. On the signing date, VimpelCom borrowed the total committed amount of EUR476 million. In November and December 2008, the agreement was amended to increase the commitments by EUR75 million. The facility is required to be repaid in five equal semi-annual installments starting from October 16, 2009. The rate of interest for the facility is EURIBOR plus 2.30% per annum.

On April 28, 2009, VimpelCom signed an amendment pursuant to which certain financial covenants and general undertakings were changed, including, among others, a decrease of the required minimum level of Total Shareholders Equity from US$3,000,000 to US$2,000,000, which will be applicable to the financial statements for the first three quarters of 2009 and for the 2009 financial year. Starting from the financial statements for the first quarter of 2010 and thereafter, the required minimum level of Total Shareholders Equity will be returned to the level of US$3,000,000. As of December 31, 2009, the principal amount of debt outstanding under this facility was EUR441 million (equivalent to US$632,371 at the exchange rate as of December 31, 2009).

(7)

As of the date of VimpelCom’s acquisition of Golden Telecom (Note 3), Golden Telecom was a party to a five-year term facility agreement (the “Facility Agreement”) with banks, financial institutions and other institutional lenders as lenders, Citibank, N.A. London Branch and ING Bank N.V. as mandated lead arrangers, and Citibank International plc as agent. The Facility Agreement established an unsecured credit facility under which certain wholly owned subsidiaries of Golden Telecom, may borrow up to an aggregate of US$275,000. The Facility Agreement bears interest at a rate equal to LIBOR plus 1.5% per annum for the first twenty-four months and LIBOR plus 2% per annum thereafter and matures in January 2012. In April 2008, EDN Sovintel LLC (“Sovintel”), a wholly owned subsidiary of Golden Telecom, borrowed an additional US$50,000 under the Facility Agreement. The set of covenants was amended to be similar to those in VimpelCom’s syndicated facility agreements. The outstanding principal amount of debt under the Facility Agreement as of December 31, 2009 was US$190,410.

(8)

On February 24, 2004, Svenska Handelsbanken AB provided a seven-year, US dollar denominated credit line of US$69,700 to VimpelCom under guarantee of the Swedish Export Credits Guarantee Board (“EKN”). The loan is to be repaid in fourteen equal installments, on a semi-annual basis, commencing not later than November 20, 2004. The loan bears interest at the rate of six-month LIBOR plus 0.325%, which is payable semi-annually. Under the loan agreement, VimpelCom is subject to certain defined debt covenant restrictions, including several restrictions related to financial condition. The principal amount outstanding under this credit line as of December 31, 2009, was US$14,940.

On November 3, 2005, VimpelCom signed a US$99,705 loan agreement with Svenska Handelsbanken AB under an EKN guarantee. The loan bears interest at LIBOR plus 0.325% per annum. Each tranche borrowed under this loan is to be repaid in fourteen equal installments on a semi-annual basis commencing not later than May 30, 2006. The facility was available for drawing until and including April 30, 2006. As of December 31, 2009, the principal amount of debt outstanding under this loan agreement was US$42,731.

(9)

On November 1, 2006, VimpelCom signed a six-year US$99,350 loan agreement arranged by Citibank N.A., and insured by Euler Hermes Kreditversicherungs AG. The loan bears interest at the rate of LIBOR plus 0.1% per annum. The first tranche borrowed under this loan is to be repaid in twelve equal installments on a semi-annual basis commencing on November 21, 2006. The second tranche borrowed under this loan is to be repaid in twelve equal installments on a semi-annual basis commencing not later than May 6, 2007. The principal amount of debt outstanding under this loan as of December 31, 2009 was US$44,740.

(10)

On March 26, 2007, VimpelCom’s wholly owned subsidiary Ukrainian Radio Systems CJSC (“URS”) signed a US$100,000 loan agreement with Standard Bank Plc, SMBC and VTB Bank Europe plc. The facility bears interest at a rate of LIBOR plus 1.15%. The loan will be repaid in five installments, starting from March 26, 2009. As of December 31, 2009, the principal amount of debt outstanding under this facility was US$20,000.

(11)

On June 30, 2005, VimpelCom signed two unsecured loan agreements in an aggregate amount of US$59,000 with Bayerische Hypo- und Vereinsbank AG and Nordea Bank AB. The loans have identical terms and bear interest at LIBOR plus 0.35% per annum. The first loan is to be repaid in ten equal installments on a semi-annual basis commencing November 7, 2005, and the second loan is to be repaid in ten equal installments on a semi-annual basis commencing November 18, 2005. As of December 31, 2009, the aggregate principal amount outstanding under these loan agreements was US$5,855.

On June 30, 2005, Vostok-Zapad Telecom, at the time a subsidiary of VimpelCom and since merged into VimpelCom, signed a US$22,525 loan agreement with Bayerische Hypo- und Vereinsbank AG and Nordea Bank AB under ECA guarantee. In 2006, Vostok-Zapad Telecom was merged into VimpelCom and VimpelCom assumed Vostok-Zapad Telecom’s obligations under this loan facility. The loan bears interest at LIBOR plus 0.35% per annum. The first tranche borrowed under this loan agreement is to be repaid in ten equal installments on a semi-annual basis commencing November 16, 2005, and the second tranche is to be repaid in ten installments on a semi-annual basis commencing April 18, 2006. As of December 31, 2009, the principal amount outstanding under this loan agreement was US$3,146.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

15. Short and Long Term Debt (continued)

(12)

On December 16, 2005, KaR-Tel signed a US$100,000 loan agreement with the EBRD. The EBRD granted US$50,000 from its own sources and another US$50,000 was granted by participation with a group of banks. The original interest rate was LIBOR plus 3.9% for the first $50,000 tranche and LIBOR plus 3.5% for the second $50,000 tranche. On December 29, 2007, KaR-Tel and the EBRD amended the loan agreement to increase the amount of the loan facility available to KaR-Tel up to US$130,000 and to amend certain other terms and conditions. EBRD provided US$65,000 from its own sources, and the remaining US$65,000 was provided by a group of banks. The interest rate was 6-month LIBOR plus 2.05% per annum for the tranche provided by EBRD and 6-month LIBOR plus 1.85% per annum for the tranche provided by the group of banks. The amended agreement allowed for the extension of the debt up to 7 years and was effected from April 10, 2008. The loan had a number of financial covenants that in case of breach would require KaR-Tel to repay the debt before the stated maturity date. On November 30, 2009, the outstanding balance, including the accrued interest, under this loan facility in an aggregate amount of US$131,855 was fully prepaid. There was no outstanding amount under this loan facility as of December 31, 2009.

(13)

On October 19, 2006, URS signed a US$40,000 loan agreement with Raiffeisen Zentralbank Österreich Aktiengesellschaft. The facility bore interest at a rate of LIBOR plus 1.25%. The loan was to be repaid in five equal quarterly installments starting on October 17, 2008. On October 19, 2009, URS fully repaid the outstanding indebtedness. As of December 31, 2009, there was no debt outstanding under this loan facility.

(14)

On December 12, 2006, URS signed a US$40,000 loan agreement with Bayerische Landesbank. The facility bore interest at a rate of LIBOR plus 1.0%. The loan was to be repaid in five equal quarterly installments starting on December 19, 2008. On December 11, 2009, URS fully repaid the outstanding indebtedness. As of December 31, 2009, there was no debt outstanding under this loan facility.

(15)

On November 9, 2006, URS signed a US$20,000 loan agreement with OTP Bank (formerly Raiffeisen Ukraine). The facility bore annual interest at a rate of LIBOR plus 3.0%. The loan was to be repaid in four equal quarterly installments starting on January 20, 2009. On April 21, 2009, URS fully prepaid the outstanding indebtedness under this loan facility. As of December 31, 2009, there was no debt outstanding under this loan facility.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

15. Short and Long Term Debt (continued)

Equipment Financing Obligations

VimpelCom has entered into agreements with different equipment vendors for the purchase and installation of mobile telecommunications GSM network equipment. These agreements allow for the expenditures to be deferred similar to a long term debt agreement. The following table provides a summary of VimpelCom’s material outstanding equipment financing indebtedness, including bank loans obtained for the purposes of financing equipment purchases.

Borrower	Vendor/Lender	Interest rate	Outstanding debt as of December 31,		Maturity date	Security
			2009	2008
VimpelCom	Unicredit - HVB	AB SEK Rate +0,75%	$90,281	$—	Semiannually, final June 15, 2016	EKN guarantee
VimpelCom	HSBC	6 month MOSPRIME + 0.08%	46,717	58,375	Semiannually, September 28, 2007 – March 2014	EKN guarantee
VimpelCom	Cisco	16%	42,571	—	Quarterly, 2012	Network equipment
KaR-Tel	BayernLB (Hermes2)	6 month LIBOR + 0.38%	28,422	37,824	Semiannually, final – December 27, 2012	EHECA guarantee
Sotelco	Huawei	6 month LIBOR +2,1%	19,351	—	Semiannually, June, 2016	VimpelCom guarantee, Sinosure guarantee
Unitel	Huawei	8%	14,620	30,818	Various dates through 2008	Network equipment
ArmenTel	BNP Paribas	6 month EURIBOR +0.9%	6,939	9,991	Various dates through 2010	None
ArmenTel	Intracom SA	from 3 month EURIBOR + 1.5% to 12 month EURIBOR + 1.5%, 12 month LIBOR plus 1.5%	4,970	14,728	Various dates through 2011	None
KaR-Tel	Citibank International Plc	6 month LIBOR +0.25%, 6 month LIBOR +0.30%	4,462	29,498	Semiannually, January 24, 2007 – August 28, 2011	VimpelCom guarantee
Tacom	Huawei	8%	351	3,195	Various dates through 2008	Network equipment
KaR-Tel	HVB	6 month LIBOR +0.2%, 6 month LIBOR +0.4%	—	24,345	Semiannually, final – December 21, 2011	ATF Bank guarantee
ArmenTel	Siemens A.E	3 month EURIBOR +1.5%	—	1,058	Various dates through 2012	None
Other			4,081	6,679

Total equipment financing			$262,765	$216,511
Less current portion			(79,830)	(88,704)
Long-term equipment financing			$182,935	$127,807

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

15. Short and Long Term Debt (continued)

Future payments under bank loans, equipment financing and capital lease agreements and other debt are as follows:

2010	1,813,141
2011	1,963,216
2012	731,688
2013	1,198,547
2014	23,332
Thereafter	1,623,123

Total	7,353,047

Other Debt

In April 2007, VimpelCom entered into an agreement to sell a 33.3% ownership interest in its wholly-owned subsidiary, Freevale Enterprises, Inc. (BVI) for a sale price of US$20,000. Freevale Enterprises owns 21.0% of Unitel. The sale effectively represents 7% of Unitel. The transaction was finalized on June 14, 2007. In connection with this agreement, the purchaser granted to VimpelCom an option to acquire the entire remaining interest held by the purchaser and, simultaneously, VimpelCom granted to the purchaser an option to sell to VimpelCom the entire remaining interest held by the purchaser. Under the terms of the options, the future price was to be based on a formula; however in no event could the future price be less than US$57,500 or more than US$60,000. Following the provisions of EITF No. 00-4, Majority Owner’s Accounting for a Transaction in the Shares of a Consolidated Subsidiary and a Derivative Indexed to the Minority Interest in That Subsidiary (primarily codified in ASC 480-10-55, Distinguishing Liabilities from Equity-Overall-Implementation Guidance and Illustration), the sale consideration was accounted for as a secured borrowing of US$20,000. On September 23, 2009, upon the purchaser’s exercise of the option to sell to VimpelCom 33.3% of the shares of Freevale Enterprises, VimpelCom completed the purchase of the Freevale Enterprises shares for a total consideration of US$57,500. As a result of the transaction, VimpelCom’s indirect ownership in Unitel increased to 100%. The transaction was accounted for as a repayment of debt. As of December 31, 2009, there was no amount of debt outstanding under this agreement.

In November and December 2008, Vimpelcom issued promissory notes in the amount of RUR2,399 million (the equivalent to US$86,787 at the exchange rate as of the date of issuance). The promissory notes were issued as an advance payment to secure future services. The promissory notes were ruble-denominated and bore no interest, maturing at weekly intervals within the period up to November 2009. As of June 30, 2009, the outstanding indebtedness amounted to RUR939 million (the equivalent to US$30,009 at the exchange rate as of June 30, 2009). As of September 30, 2009, VimpelCom fully repaid the outstanding indebtedness in the amount of RUR929 million (equivalent to US$30,872 at the exchange rate as of September 30, 2009), including some portion repaid before maturity. The gain on extinguishment of debt before maturity was US$319.

16. Equity

In 1996, VimpelCom issued 6,426,600 shares of preferred stock. As of December 31, 2009 and 2008, all of the shares of preferred stock were owned by Eco Telecom Limited (“Eco Telecom”). Each share of preferred stock entitles its holder to (i) one vote, (ii) to receive a fixed dividend of .001 ruble per share per year and (iii) to receive a fixed liquidation value of .005 Russian rubles per share in the event of VimpelCom’s liquidation, to the extent there are sufficient funds available. As of December 31, 2009, the official exchange rate was

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

16. Equity (continued)

30.2442 rubles per 1 US dollar. Each share of preferred stock is convertible into one share of common stock at any time after June 30, 2016, at the election of the holder upon payment to VimpelCom of a conversion premium equal to 100% of the market value of one share of common stock at the time of conversion.

On December 14, 2006, the VimpelCom’s Board approved Amendment No. 4 to the Amended and Restated Stock Options Plan (the “Plan”) in order to increase the maximum aggregate number of shares authorized under the Plan from 650,000 to 1,050,000. In May 2007, 800,000 ADSs (the equivalent of 200,000 shares of the Company’s common stock, prior to the adjustment in the ADS ratio mentioned below) were repurchased at an average price of US$101.29 (pre-ADS split as discussed below), for a total aggregate consideration of approximately US$81,069.

In June and July 2008, VC ESOP N.V. purchased 200,000 shares of VimpelCom’s common stock for US$114,476 in open market transactions, the purchased shares were utilized for the issuance of stock based compensation awards under the Plan.

The shares held by VC ESOP N.V. (566,443 shares and 663,614 shares as of December 31, 2009 and 2008, respectively) were treated as treasury shares in the accompanying consolidated financial statements.

In March 2007, the Board approved the Company’s dividend policy. Subject to the constraints and guidelines contained in the dividend policy as well as those under Russian law, the policy contemplates that the Board will recommend the payment of cash dividends annually and the amount of the annual dividend will generally be equal to at least 25.0% of the consolidated net income (which is equivalent to net income attributable to VimpelCom following the Company’s adoption of SFAS 160), as determined under US GAAP.

In 2007, a dividend was paid in the amount of RUR166.88 per share of the common stock (or approximately US$0.32 per ADS based on the Russian Central Bank exchange rate as of date of approval, June 29, 2007, as adjusted for the change in the ADS ratio mentioned below) based on the results of the 2006 fiscal year, amounting to a total of RUR8.6 billion (or approximately US$331,742 based on the Russian Central Bank exchange rate as of June 29, 2007). In accordance with Russian tax legislation, VimpelCom withheld a tax of up to 30% on the dividend amount upon payment, which was approximately RUR1.2 billion (or approximately US$44,664 based on the Russian Central Bank exchange rate as of June 29, 2007).

At the Annual General Shareholders Meeting held on June 9, 2008 the shareholders approved payment of a cash annual dividend to holders of common registered shares in the amount of 270.01 Russian rubles per common share of VimpelCom stock, or approximately US$0.57 per ADS based on the Russian Central Bank exchange rate as of June 9, 2008 based upon the results of the 2007 fiscal year, amounting to a total of RUR13.85 billion (or approximately US$588,580 based on the Russian Central Bank exchange rate as of June 9, 2008). In accordance with Russian tax legislation, VimpelCom withheld a tax of up to 15% on the dividend amount, which was approximately RUR1.9 billion (or approximately US$79,080 based on the Russian Central Bank exchange rate as of June 9, 2008).

On December 17, 2009, the Extraordinary General Meeting of Shareholders of the Company approved an interim dividend payment based on the operating results for the nine months ended September 30, 2009 in the amount of RUR190.13 per common share of VimpelCom common stock (the equivalent to US$0.31 per ADS at

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

16. Equity (continued)

the exchange rate as of December 17, 2009), amounting to a total of approximately RUR9.75 billion (the equivalent to US$322,873 at the exchange rate as of December 17, 2009). In accordance with Russian tax legislation, VimpelCom is required to withhold a tax of up to 15% on dividend payments which was approximately RUR1.3 billion (or approximately US$43,465 based on the Russian Central Bank exchange rate as of December 17, 2009).

On August 8, 2007, VimpelCom announced a change in the ratio of its ADSs traded on the NYSE from four ADSs for one common share to 20 ADSs for one common share effective August 21, 2007. The distribution date to ADS holders was August 21, 2007. There were no changes to VimpelCom’s underlying common shares. All amounts in the accompanying financial statements have been restated to reflect the revised ratio, except where otherwise indicated.

Each outstanding share of VimpelCom’s common stock entitles its holder to participate in shareholders meetings, to receive dividends in such amounts as have been validly approved by shareholders, and in the event of VimpelCom’s liquidation, to receive part of VimpelCom’s assets to the extent there are sufficient funds available.

In accordance with Russian legislation, VimpelCom can distribute all profits as dividends or invest them into the operations. Dividends may only be declared from accumulated undistributed and unreserved earnings as shown in the Russian statutory financial statements, not out of amounts previously transferred to reserves. In accordance with Russian tax legislation, dividends are subject to a withholding tax of up to 15% when payable, starting from January 1, 2008. Transfers to reserves have been insignificant through December 31, 2009. As of December 31, 2009, VimpelCom’s retained earnings distributable under Russian legislation were US$5,784,622 (non-audited), at the official year-end exchange rate.

17. Redeemable noncontrolling interest

The Company accounts for securities with redemption features that are not solely within the control of the issuer in accordance with EITF Topic D-98, Classification and Measurement of Redeemable Securities (codified as ACS 480-10 – Distinguishing Liabilities from Equity (“ACS 480-10”)).

In June 2008, the Company modified its contractual arrangements with respect to the 25% noncontrolling interest in its subsidiary Limnotex Developments Limited (“Limnotex”), which is held by Crowell Investments Limited (“Crowell”). The modified contractual arrangements contained embedded redemption features that could or will result in the noncontrolling interest being redeemable outside of the control of VimpelCom at various dates. Under the modified contractual arrangements as of December 31, 2008, Crowell could exercise a put option between January 1, 2010 and December 31, 2010, at a redemption amount of US$550,000 in the aggregate. Additionally, after the 2008 audited financial statements of KaR-Tel were issued, the Company had a call option on the noncontrolling interest for a redemption amount determined by a fair value-based pricing mechanism which should have been exercised on or before December 31, 2011.

In May 2009, the contractual arrangements related to the noncontrolling interest were further amended to extend the timing of the redeemable features embedded in the contractual arrangements. Under the amended contractual arrangements, Crowell may exercise a put option between January 1, 2013 and December 31, 2013,

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

17. Redeemable noncontrolling interest (continued)

at a redemption amount of US$550,000 in the aggregate. Additionally, after the 2011 audited financial statements of KaR-Tel are issued, the Company has a call option on the noncontrolling interest for a redemption amount determined by a fair value-based pricing mechanism which must be exercised on a date which is after the issuance of the audited financial statements of KaR-Tel for the year ended December 31, 2014. As of December 31, 2009, the redemption amount of the redeemable noncontrolling interest based on this fair value-based pricing mechanism (as if the noncontrolling interest were currently redeemable) was US$640,119.

The Company classifies redeemable non-controlling interest as temporary equity. The Company recorded it at its estimated fair value at the date of the change to its contractual arrangements with Crowell and then accreted to its redemption amount over the redemption term. The estimated fair value of the redeemable noncontrolling interest was calculated by discounting the future redemption amount of the noncontrolling interest from January 1, 2010 (the date on which the noncontrolling interest was first to become redeemable outside of VimpelCom’s control (under the June 2008 modified contractual arrangements, prior to the May 2009 amendment)). The redeemable noncontrolling interest has been valued based on the terms of the put option because the fair value of the redemption amount that may be required under the put option exceeded the fair value of the redemption amount that may be required under the call option. If, in the future, the fair value of the redemption amount under the call option is greater, the Redeemable noncontrolling interest will accrete to that amount. The redeemable noncontrolling interest is first credited with its share of earnings of the Company’s subsidiary, Limnotex, and, to the extent that this is less than the required accretion, the difference is charged to additional paid-in capital. The charge to additional paid-in capital does not affect net income attributable to VimpelCom in the Company’s income statement, but does reduce the numerator in the calculation of earnings per share (Note 21).

18. Income Taxes

VimpelCom and its subsidiaries file their tax returns as prescribed by the tax laws of the jurisdictions in which they operate. The provision for income taxes varies from the amount computed by applying the statutory rate to income before taxes (Russia – 20% (24%, before January 1, 2009), due to certain tax benefits allowed under applicable tax legislation, the non-deductibility of certain expenses and income (loss) being generated in jurisdictions having different tax rates (Kazakhstan – 20% (30% before January 1, 2009), Ukraine and Tajikistan – 25%, Armenia – 20%, Georgia – 15%, in Uzbekistan there is a complex income tax regime, that results in an effective rate of approximately 18% (17% effective January 1, 2010)). Income tax exemptions relate primarily to accumulated tax losses, which may be carried forward for use against future taxable income. However, tax losses do not have an effect on Income Tax Rate (unless reserved by a valuation allowance). Non-deductible expenses consist primarily of tax effect of intragroup dividends, legal, consulting, representational and other expenses in excess of allowable limits.

Income tax expense consisted of the following for the years ended December 31:

	2009	2008	2007
Current income taxes	$454,571	$396,588	$561,070
Deferred taxes	(19,541)	(92,654)	32,858

	$435,030	$303,934	$593,928

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

18. Income Taxes (continued)

A reconciliation between the income tax expense reported in the accompanying consolidated financial statements and income before taxes multiplied by the Russian Federation statutory tax rate of 20% for the year ended December 31, 2009 and 24% and for the years ended December 31, 2008 and 2007, is as follows:

	2009	2008	2007
Income tax expense computed on income before taxes at Russian statutory tax rate	$310,472	$213,896	$508,886
Effect of goodwill impairment	—	89,056	—
Effect of deductible temporary differences not recognized as measured by the change in valuation allowance	33,133	58,871	187
Effect of non-deductible expenses	45,698	42,515	71,028
Tax effect of intragroup dividends	27,904	—	—
Effect of tax claims	15,841	15,738	(615)
Taxable capital contribution	1,818	14,875	15,001
Effect of different tax rates in different jurisdictions	(3,843)	8,768	8,984
Effect of change in statutory Income tax rate	6,519	(137,762)	—
Other	(2,512)	(2,023)	(9,543)

Income tax expense reported in the accompanying consolidated financial statements	$435,030	$303,934	$593,928

VimpelCom has the following significant balances for income tax losses carried forward, fully provisioned as of December 31, 2009 and December 31, 2008, respectively:

Jurisdiction	Balance as of 31.12.2009	Balance as of 31.12.2008	Period for carry-forward
Ukraine	$219,401	$166,626	Carry-forward rule is set up annually by legislation. The rule as of the end of 2009 – period limited in time (2010-2011)
Russia	126,609	10,260	2012-2019
Georgia	72,502	44,125	2010-2015
USA	37,382	43,781	2019-2029
Belgium	29,284	20,489	Not limited in time
Netherlands	13,858	—	2013-2017
Cyprus	13,388	20,615	Not limited in time
Tajikistan	7,941	—	2010-2012

Total	$520,365	$305,896

For financial reporting purposes, a valuation allowance has been recognized to reflect management’s estimate for realization of the deferred tax assets. Valuation allowances are provided when it is more likely than not that some or all of the deferred tax assets will not be realized in the future. These evaluations are based on expectations of future taxable income and reversals of the various taxable temporary differences.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

18. Income Taxes (continued)

Starting from January 1, 2007, the Company adopted the provisions of FIN 48 (Note 2). The reconciliation of the total amounts of unrecognized tax benefit, including fines and penalties (interest), for the three years ended December 31, 2009 are presented in the table below:

Balance as of January 1, 2007 adoption	$44,344

Increase of tax positions taken during the current period	3,146
Decrease of tax positions taken during the current period	(353)
Increase of tax positions taken during a prior period	5,880
Decrease of tax positions taken during a prior period	(9,441)
Decrease as a result of resolution through litigation	(1,063)
Foreign currency translation adjustment	2,567

Balance as of December 31, 2007	45,080

Increases as a result of business combinations	11,389
Increase of tax positions taken during the current period	43,719
Decrease of tax positions taken during the current period	(2,648)
Increase of tax positions taken during a prior period	30,139
Decrease of tax positions taken during a prior period	(42,875)
Decrease as a result of resolution through litigation	(16,176)
Foreign currency translation adjustment	(10,257)

Balance as of December 31, 2008	58,371

Increase of tax positions taken during the current period	27,504
Decrease of tax positions taken during the current period	(8,878)
Increase of tax positions taken during a prior period	21,654
Decrease of tax positions taken during a prior period	(16,526)
Foreign currency translation adjustment	(2,426)

Balance as of December 31, 2009	$79,699

The amount of total unrecognized tax benefit as of December 31, 2009 and December 31, 2008, includes US$67,977 and US$56,101, respectively, of unrecognized tax benefits that, if recognized, would affect the effective income tax rate in any future periods.

As of December 31, 2008, the Company had accrued US$9,226 and US$3,211 for the potential payment of fines and penalties (interest), respectively. The Company accrued additional fines and penalties (interest) of US$7,505 and US$5,948, respectively, for the year ended December 31, 2009 and US$11,275 and US$3,832, respectively, for the year ended December 31, 2008. The total amounts of fines and penalties (interest) recognized in the consolidated balance sheet as of December 31, 2009 comprised US$12,015 and US$5,677, respectively.

The Russian tax inspectorate has completed its examination of VimpelCom’s tax filings for the years 2005-2006 (Note 23). The court hearings related to the tax inspectorate claims resulting from the examination of tax years 2005-2006, if finalized in 2010, could change the amount of the unrecognized income tax benefits.

The total amount of unrecognized tax benefit that could significantly increase or decrease within 12 months due to lapse of statutory limitation term or the results of foregoing litigations comprised US$7,817 and US$13,203 as of December 31, 2009 and December 31, 2008, respectively.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

18. Income Taxes (continued)

Due to the fact that, subject to certain legal issues, the year 2006 remains open to a repeated examination by the tax authorities in Russia, the Company considers the tax years from 2006 through 2009 to be open in Russia. VimpelCom’s subsidiaries in Tajikistan, Armenia, Uzbekistan and Ukraine are subject to income tax examinations for the tax years 2007 through 2009; the subsidiary in Georgia is subject to income tax examination for the tax years 2004 through 2009 and the subsidiary in Kazakhstan is subject to income tax examination for the tax years 2005 through 2009. Management is unable to reliably predict the outcome of any tax examinations and the materiality of their impact on VimpelCom’s consolidated financial statements, if any.

The following deferred tax balances were calculated by applying the presently enacted statutory tax rate applicable to the period in which the temporary differences between the carrying amounts and tax base of assets and liabilities are expected to reverse. The amounts reported in the accompanying consolidated financial statements at December 31 consisted of the following:

	2009	2008
Deferred tax assets:
Current
Accrued operating and interest expenses, including gain from derivatives	$58,516	$46,215
Deferred revenue	32,661	28,990
Bad debts assets	9,120	7,856
Loss carry-forwards	10,070	3,079
Non-current assets
Accrued operating and interest expenses	17,707	9,345
Non-current assets	3,870	2,627
Loss carry-forwards	105,855	75,356

	237,799	173,468
Valuation allowance	(108,932)	(74,707)

	128,867	98,761
Deferred tax liabilities:
Current
Undistributed retained earnings of subsidiaries	19,037	—
Bad debts provision	516	945
Non-current assets
Property and equipment	378,087	317,638
Telecommunication licenses	89,018	144,379
Customer relationships and other intangible assets	125,111	166,478
Other non-current assets	21,852	30,789

	633,621	660,229

Net deferred tax liabilities	504,754	561,468

Add current deferred tax assets	91,493	82,788
Add non-current deferred tax assets	904	1,521
Less current deferred tax liability	(679)	(1,302)

Total long-term net deferred tax liability	$596,472	$644,475

At December 31, 2009, undistributed earnings of VimpelCom’s foreign (outside of Russian Federation) and domestic subsidiaries indefinitely invested amounted to approximately US$969,221 and US$64,903, respectively. Determination of the amount of unrecognized deferred taxes related to these undistributed earnings is not practical.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

19. Valuation and Qualifying Accounts

The following summarizes the changes in the allowance for doubtful accounts for the years ended December 31, 2009, 2008 and 2007:

Balance as of December 31, 2006	$39,483
Provision for bad debts	62,444
Accounts receivable written off	(55,966)
Foreign currency translation adjustment	3,143

Balance as of December 31, 2007	49,104
Provision for bad debts	64,559
Accounts receivable written off	(78,761)
Foreign currency translation adjustment	(2,958)

Balance as of December 31, 2008	31,944
Provision for bad debts	56,160
Accounts receivable written off	(19,048)
Foreign currency translation adjustment	(9,986)

Balance as of December 31, 2009	$59,070

The provision for bad debts included in the accompanying consolidated statements of income is net of related value-added taxes of US$4,898, US$9,848 and US$9,525 for the years ended December 31, 2009, 2008 and 2007, respectively.

20. Related Party Transactions

The Company from time to time enters into certain transactions with its shareholders and their affiliates and other related parties.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

20. Related Party Transactions (continued)

Transactions between VimpelCom and its related parties, except for the transactions described below, consist primarily of services from the related parties and loans to them, which are not material to the financial results of VimpelCom. The following table summarizes the significant transactions and balances with related parties:

	2009	2008	2007
Revenue from Alfa	$19,584	$10,377	$—
Revenue from Telenor	3,474	3,221	—
Revenue from associates	40,600	9,622	520
Revenue from other related parties	36,169	3,934	21,079

	$99,827	$27,154	$21,599

Services from Alfa	$6,128	$9,122	$1,806
Services from Telenor	2,049	3,264	590
Services from associates	131,812	35,900	7,992
Services from other related parties	70,685	5,039	8,160

	$210,674	$53,325	$18,548

Accounts receivable from Alfa	$3,352	$3,536	$—
Accounts receivable from Telenor	377	396	—
Accounts receivable from associates	236,729	163,871	133
Accounts receivable from other related parties	9,173	393	5,272

	$249,631	$168,196	$5,405

Non-current account receivable from associates	$1,040	$2,059	$—

Accounts payable to Alfa	$301	$434	$—
Accounts payable to Telenor	272	106	49
Accounts payable to associates	1,880	5,248	1,627
Accounts payable to other related parties	6,758	1,704	1,097

	$9,211	$7,492	$2,773

Long-term account payable to associates	$626	$666	$—

Outstanding balances and transactions with Alfa relate to operations with VimpelCom’s shareholder Eco Telecom, its consolidated subsidiaries, its direct owners and their consolidated subsidiaries. In particular, VimpelCom has contracts with Alfa Insurance to provide the Company with property and equipment liability insurance; the General Service Agreement with Altimo for provision of legal and personnel services. The Company also has contracts to provide fixed telecommunication service to Eco Telecom and its subsidiaries.

VimpelCom maintains bank accounts in Alfa Bank, which are used for payroll and other payments in the ordinary course of business. The balances in these bank accounts were US$176,500 and US$139,114 at December 31, 2009 and 2008, including US$75,000 and US$130,500 of short-term deposits, respectively.

Outstanding balances and transactions with Telenor relate to operations with VimpelCom’s shareholder Telenor East Invest AS, its consolidated subsidiaries, its direct owners and their consolidated subsidiaries. In particular, VimpelCom has roaming contracts with ProMonte Montenegro, DTAC/UCOM Thailand, Telenor Serbia, Telenor Mobil AS Norway, Pannon GSM Telecommunications Ltd. Hunga, Telenor Mobile Sweden Norway; the General Agreement for provision of personnel and General Services Agreement with Telenor Russia AS. VimpelCom also has a contract to provide fixed telecommunication service to Telenor Mobile Holding AS Norway.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

20. Related Party Transactions (continued)

Outstanding balances and transactions with associates relate to operations with VimpelCom’s equity investees (Note 12). Euroset transactions included from the acquisition date (Note 3) mainly represent dealer commission payments for the acquisition of new subscribers and commission for payments receipts. Operations with associates also include purchase of bill delivery services from Firma Kurier. VimpelCom also has a contract to provide fixed telecommunication service with ZAO Rascom.

Outstanding balances and transactions with other related parties relate to operations with Sky Mobile (Note 4) and Kyivstar (jointly owned by Telenor and Eco Telecom, Note 1). The Company has the contracts with them for providing mobile telecommunication services, including roaming activity, and purchasing from them services on transportation of fixed telecommunication traffic. KaR-Tel also has a management agreement with Sky Mobile.

21. Earnings per Share

Net income per common share for all periods presented has been determined in accordance with ASC 260, Earnings per Share, by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. Net income per share of common stock has been adjusted by a factor of twenty to determine net income per ADS equivalent as each ADS is equivalent to one-twentieth of one share of common stock.

The following table sets forth the computation of basic and diluted earnings per share:

	Years ended December 31,
	2009	2008	2007
	(In thousands US dollars, except share amounts)
Numerator:
Net income attributable to VimpelCom	$1,121,830	$524,334	$1,462,706
Less: impact on net income attributable to VimpelCom through changes in Redeemable noncontrolling interest	(22,402)	(1,060)	—

	1,099,428	523,274	1,462,706

Denominator:
Denominator for basic earnings per share – weighted average common shares outstanding (thousand)	50,647	50,700	50,818

Effect of dilutive securities:
Employee stock options	31	3	—
Denominator for diluted earnings per share – assumed conversions (thousand)	50,678	50,703	50,818

Basic net income attributable to VimpelCom per common share	$21.71	$10.32	$28.78

Diluted net income attributable to VimpelCom per common share	$21.69	$10.32	$28.78

Employee stock options (representing 197,100 shares) that are out of the money as of December 31, 2009 that could potentially dilute basic EPS in the future were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

22. Stock Based Compensation Plan

As discussed in Note 16, VimpelCom has adopted the Plan, which has been amended since inception.

The Plan is administered by a Committee which, as of December 31, 2009, consisted of the Compensation Committee of VimpelCom’s Board. The Committee has the power to determine the terms and conditions of grants under the Plan, including the number of options to be granted, the exercise price and the vesting schedule.

The options granted generally vest at varying rates over two years. If certain events provided for in the Plan and the agreement relating to each option grant occur, the vesting period for certain employees is accelerated. VimpelCom recognizes compensation cost separately for each vesting tranche for awards subject to graded vesting. The total fair values of shares vested during the years ended and as of December 31, 2009, 2008 and 2007 were of US$3,416, US$5,683 and US$60,148, respectively. The number of options exercised during 2009 was 97,171 and the amount paid to employees was US$15,276. The number of shares converted for the 62,970 options exercised during 2008 was 40,568 and share-based liabilities paid to employees was US$25,487. The number of shares converted for the 177,436 options exercised during 2007 was 100,113 and share-based liabilities paid to employees was US$51,471. Amounts of liabilities paid were equal to intrinsic value of options exercised as of exercise date.

Prior to December 24, 2008, the manner of exercise of stock options required variable accounting for stock-based compensation under ASC 718, Compensation-Stock Compensation, and the options were considered liability awards. On December 24, 2008, VimpelCom modified its stock-based compensation programs (except for “phantom” plans and SARs) to require equity classification. The amount of compensation expense in respect of the Plan included in the accompanying consolidated statements of operations was US$2,333 expense, US$121,890 gain and US$171,242 expense in the years ended December 31, 2009, 2008 and 2007, respectively. As of December 31, 2009, the total compensation cost related to non-vested awards not yet recognized is US$453 and the weighted-average period over which it is expected to be recognized is 0.9 years. As of December 31, 2009, the additional paid-in capital balance related to the share-based compensation arrangements granted under the Plan amounted to US$13,796.

The fair value of the options has been estimated using a Black Scholes option pricing model. The fair value of each grant is estimated on the date of grant (or date of modification). In estimating the fair value, the Company used the following significant assumptions. Expected term of the options was determined based on analysis of historical behavior of stock option participants. Expected volatility of VimpelCom’s shares was estimated based on the historical volatility of the shares on the New York Stock Exchange over the period equal to the expected life of the option granted and other factors. The dividend yield was included into the model based on last dividend payment. The risk free rate was determined using the rate on Russian Government Bonds, having a remaining term to maturity equal to the expected life of the options, approximated where applicable. Forfeiture rate was determined as an average for the historic experience for all grants.

In 2009, VimpelCom’ Board adopted a SARs plan for senior managers and employees. The plan is administered by the Company’s General Director and the Compensation Committee of the Board determines the aggregate number of SARs that may be granted. A SAR, upon vesting, entitles the holder to receive a cash amount per SAR equal to any excess of the NYSE closing price of an ADS on the exercise date over the price at which such SAR was granted. In 2009, the Board authorized the granting of 2,266,000 SARs.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

22. Stock Based Compensation Plan (continued)

On November 26, 2009, 2,050,760 of SARs were granted, 50% of which become vested on June 1, 2010 and 50% become vested on June 1, 2011 if the growth of KPIs exceeds certain parameters in 2009 as compared to 2008. If this condition is not met, 100% of SARs granted vest on June 1, 2011 if the growth of KPIs exceeds certain parameters in 2010 as compared to 2009. The plan is accounted for using a Black Scholes model with the assumptions that are used in calculation of the fair value of the stock option plan and is classified in liabilities in the balance sheet. As of December 31, 2009, an aggregate of 2,016,440 SARs were outstanding, none of which are currently redeemable or will become redeemable within 60 days of the financial statement date. As of December 31, 2009, the liability related to SARs amounted to US$2,484. The amount of expense included in the accompanying income statement in connection with SARs was US$2,484.

The following table summarizes the activity for the Plan and SARs:

	Number of Options			Number of SARs
	2009	2008	2007	2009
Outstanding, beginning of year	572,297	459,825	372,261	—
Granted	90,750	223,000	279,500	2,050,760
Exercised	(97,171)	(62,970)	(177,436)	—
Modified	(181,500)	—	—	—
Forfeited	(54,326)	(47,558)	(14,500)	(34,320)

Outstanding, end of year	330,050	572,297	459,825	2,016,440

Exercisable, end of year	274,366	264,516	92,825	—

No stock options expired in the years ended December 31, 2009, 2008 or 2007.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

22. Stock Based Compensation Plan (continued)

The following table summarizes the weighted-average exercise prices of options and SARs for the year ended December 31, 2009. The grant-date fair-value for options in the table below was based on the assumptions used as of the modification date (December 24, 2008).

	Stock Options	SARs
The number of options/SARs outstanding , beginning of year	572,297	—
Weighted-average exercise price of options/SARs outstanding	436.9	—
Weighted-average grant-date fair value at the beginning of the year	25.9	—

The number of options/SARs granted	90,750	2,050,760
Weighted-average exercise price of options/SARs granted	326.5	13.1
Weighted-average grant-date fair value of options/SARs granted during the year	28.7	11.8

The number of options/SARs exercised	(97,171)	—
Weighted-average exercise price of options/SARs exercised	186.7	—
The total intrinsic value of options/SARs exercised (or share units converted)	240.6	—

The number of options/SARs forfeited/modified	(235,826)	(34,320)
Weighted-average exercise price of options/SARs forfeited	619.0	13.1
Weighted-average grant-date fair value of options/SARs forfeited during the year	16.4	11.8

The number of options/SARs outstanding, end of year	330,050	2,016,440
Weighted-average exercise price of options/SARs outstanding	350.1	13.1
Weighted-average grant-date fair value at the end of the year	27.2	11.8

Weighted-average remaining contractual life (years)	1.8	6.0
The aggregate intrinsic value of options/SARs outstanding	13,443	11,151

Out of the options/SARs outstanding at the end of the year

The number of options/SARs exercisable	274,366	—
Weighted-average exercise price of options/SARs exercisable	354.9	—
Weighted-average remaining contractual life (years)	1.4	—
The aggregate intrinsic value of options/SARs exercisable	10,921	—

The number of options/SARs nonvested at the beginning of the year	307,781	—
Weighted-average grant-date fair value of options/SARs nonvested at the beginning of the year	18.2	—

The number of options/SARs vested during the year	119,232	—
Weighted-average grant-date fair value of options/SARs vested during the year	31.9	—

The number of options/SARs nonvested at the end of the year	55,684	2,016,440
Weighted-average grant-date fair value of options/SARs nonvested at the end of the year	13.4	11.8

The total fair value of shares vested during the year ended and as of December 31, 2009	3,416	—

The weighted-average grant-date fair value of options granted in 2008 and 2007 were US$160.1 and US$100.4, respectively.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

22. Stock Based Compensation Plan (continued)

The following table illustrates the major assumptions of the Black Scholes model for the options and SARs for the years ended December 31:

	2009	2008	2007
Expected volatility	92%-138%	91%-184%	38%-50%
The weighted-average expected term (in years)	1.8	0.8	1.7
Expected dividend yield	0%-2.2%	1.8%	1.5%
Risk free interest rate	7.0%-9.77%	7.6%-11.8%	5.4%-5.9%
Forfeiture rate	6.2%	5.4%	3.7%

In addition to the Plan and SARs, members of the Board who are not employees participate in a “phantom” stock plan, pursuant to which they each receive up to a maximum of 20,000 phantom ADSs per year with an additional 10,000 phantom ADSs granted to the chairman of the Board and 10,000 phantom ADSs granted to each director for serving as head of any official committee of the Board, provided that the amount paid to a director upon redemption may not exceed US$3.00 per phantom ADS per year of each one-year term served by the director. The number of phantom ADSs to be granted to each director is set by the Board. The phantom ADSs may be redeemed for cash on the date the director ceases to be a director; provided, however, that directors who are re-elected to the Board may redeem such phantom ADSs related to a previous period of his/her service as a director at any time from the date of his or her re-election to the date he or she is no longer a director. As of December 31, 2009, an aggregate of 1,490,000 phantom ADS were outstanding under phantom stock plan, of which 1,270,000 are currently redeemable or will become redeemable within 60 days of the financial statement date at prices per phantom ADS ranging from US$0.96 to US$31.63. As of December 31, 2009, the liability related to the phantoms amounted to US$4,195. The amount of expense included in the consolidated income statement in connection with phantom ADS granted to members of the Board was US$1,890 for the year ended December 31, 2009.

VimpelCom’s senior managers are also eligible to receive phantom ADSs in an amount approved by the Compensation Committee of the Board. The Board determines the aggregate amount of phantom ADSs that may be granted to senior managers in each calendar year. In 2007, 2008 and 2009, the Board authorized the granting of 2,575,000, 800,000 and 820,000 phantom ADSs, respectively. As of December 31, 2009, an aggregate of 286,666 phantom ADSs were outstanding, of which 20,000 are currently redeemable or will become redeemable within 60 days of the financial statement date at a price per phantom ADS US$9.29. As of December 31, 2009, the liability related to the phantom ADSs amounted to US$2,337. The amount of expense included in the accompanying income statement in connection with phantom ADS granted to senior managers were US$2,480 expense, US$721 gain and US$33,975 expense for the years ended December 31, 2009, December 31, 2008 and December 31, 2007, respectively.

23. Segment Information

Management analyzes the reportable segments separately because of different economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies. The segment data for acquired operations are reflected herein from the date of their acquisitions. The Board and management utilize more than one measurement and multiple views of data to measure segment performance. However, the dominant measurements are consistent with VimpelCom’s consolidated financial statements and, accordingly, are reported on the same basis herein. Management evaluates the performance of its segments on a

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

23. Segment Information (continued)

regular basis primarily based on revenue, operating income, income before income taxes and net income along with cash flows and overall economic returns. Intersegment revenues are eliminated in consolidation. Inter-segment revenues may be accounted for at amounts different from sales to unaffiliated companies. The accounting policies of the segments are the same as those of VimpelCom.

Starting from February 28, 2008, the date of acquisition of Golden Telecom, VimpelCom’s Board and management identified Russia mobile, Russia fixed, CIS mobile and CIS fixed reporting segments based on the business activities in different geographical areas. Although Georgia is no longer a member of the CIS, consistent with VimpelCom’s historic reporting practice VimpelCom continue to include Georgia in it’s CIS reporting segment.

These segments have been determined based on the nature of their operations: mobile includes activities for the providing of wireless telecommunication services to the Company’s subscribers; fixed line includes all activities for providing wireline telecommunication services, broadband and consumer Internet. Information about other business activities and operating segments that are not reportable due to non materiality of business activity was combined and disclosed in the “Other” category separate from other reconciling items. This “Other” category includes VimpelCom’s operations in Cambodia, DVB-T/DVB-H activities and VimpelCom’s respective equity in net results of operations of the Company’s associates GTEL-Mobile and Morefront Holdings Ltd.

Financial information by reportable segment for the years ended December 31, 2009, 2008 and 2007 is presented in the following tables.

Year ended December 31, 2009:

	Russia Mobile	Russia Fixed line	CIS Mobile	CIS Fixed line	Other	Total
Net operating revenues from external customers	$6,104,016	$1,319,542	$1,095,876	$177,817	$5,651	$8,702,902
Intersegment revenues	94,366	367,620	32,858	85,352	—	580,196
Depreciation and amortization	1,019,322	242,074	331,106	91,696	9,969	1,694,167
Operating income	2,185,540	226,976	183,917	19,962	(38,040)	2,578,355
Interest income	102,601	11,619	8,347	3,234	500	126,301
Interest expense	(596,407)	(5,256)	(56,613)	(8,050)	(6,792)	(673,118)
(Loss)/gain from associates	62	3,854	—	330	(40,009)	(35,763)
Income/(loss) before income taxes	1,346,191	228,799	47,667	13,515	(83,811)	1,552,361
Income tax expense/ (benefit)	339,873	49,068	39,101	7,213	(225)	435,030
Net income/(loss) attributable to VimpelCom	1,007,786	180,205	(2,013)	12,295	(76,443)	1,121,830
Total assets	8,648,241	4,268,502	2,695,891	501,645	558,034	16,672,313
Non-current assets other than goodwill	4,524,634	1,435,403	1,589,500	402,273	529,830	8,481,640
Goodwill	728,559	1,880,089	667,429	8,216	—	3,284,293
Expenditures for long-lived assets	481,644	137,391	94,037	32,897	68,139	814,108

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

23. Segment Information (continued)

Year ended December 31, 2008:

	Russia Mobile	Russia Fixed line	CIS Mobile	CIS Fixed line	Other	Total
Net operating revenues from external customers	$7,310,487	$1,286,697	$1,294,677	$225,071	$—	$10,116,932
Intersegment revenues	61,279	142,769	20,318	47,663	—	272,029
Impairment loss	—	315,049	90,078	—	37,620	442,747
Depreciation and amortization	1,204,676	219,442	368,305	88,526	215	1,881,164
Operating income	2,667,369	(191,226)	81,765	23,942	(45,900)	2,535,950
Interest income	97,451	14,703	4,081	1,140	1,685	119,060
Interest expense	(464,682)	(18,209)	(52,235)	(5,982)	(1,968)	(543,076)
(Loss)/gain from associates	(463)	2,176	—	109	(62,842)	(61,020)
Income before income taxes	1,463,321	(268,040)	(196,607)	250	(107,690)	891,234
Income tax expense/ (benefit)	316,911	(1,863)	(1,439)	(5,062)	(4,613)	303,934
Net income attributable to VimpelCom	1,145,969	(266,443)	(260,448)	3,372	(98,116)	524,334
Total assets	8,284,753	4,088,643	3,061,215	781,917	543,080	16,759,608
Non-current assets other than goodwill	5,132,739	1,579,043	1,926,447	672,335	531,140	9,841,704
Goodwill	749,978	1,935,455	781,382	10,127	—	3,476,942
Expenditures for long-lived assets	1,432,807	343,601	636,069	139,041	19,327	2,570,845

Year ended December 31, 2007:

	Russia Mobile	Russia Fixed line	CIS Mobile	CIS Fixed line	Other	Total
Net operating revenues from external customers	$6,090,316	$—	$937,419	$143,363	$—	$7,171,098
Intersegment revenues	3,354	—	10,413	—	—	13,767
Depreciation and amortization	1,108,971	—	220,339	61,243	—	1,390,553
Operating income	1,991,833	—	198,592	15,765	—	2,206,190
Interest income	54,535	—	662	490	—	55,687
Interest expense	(168,944)	—	(47,146)	(1,415)	—	(217,505)
Gain/(loss) from associates	—	—	—	(211)	—	(211)
Income before income taxes	1,937,086	—	169,715	13,555	—	2,120,356
Income tax expense	514,819	—	76,357	2,752	—	593,928
Net income attributable to VimpelCom	1,422,221	—	30,661	9,824	—	1,462,706
Total assets	7,891,322	—	2,568,758	473,278	24,620	10,957,978
Non-current assets other than goodwill	5,586,534	—	1,790,698	400,556	24,363	7,802,151
Goodwill	451,428	—	565,266	23,122	—	1,039,816
Expenditures for long-lived assets	1,072,520	—	634,123	66,176	—	1,772,819

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

23. Segment Information (continued)

A reconciliation of VimpelCom’s total segment financial information to the corresponding consolidated amounts follows:

	Segment total	Intersegment interest	Consolidated totals
For the year ended December 31, 2009
interest income	126,301	(74,587)	51,714
interest expense	(673,118)	74,587	(598,531)

For the year ended December 31, 2008
interest income	119,060	(47,442)	71,618
interest expense	(543,076)	47,442	(495,634)

For the year ended December 31, 2007
interest income	55,687	(22,666)	33,021
interest expense	(217,505)	22,666	(194,839)

Assets	December 31, 2009	December 31, 2008
Total assets for reportable segments	$16,672,313	$16,759,608
Elimination of intercompany balances	(1,939,772)	(1,034,455)

Total consolidated assets	$14,732,541	$15,725,153

In Russia and Kazakhstan, VimpelCom’s revenues from external customers amounted to US$7,423,558 and US$651,443 for the year ended December 31, 2009, respectively and long-lived assets amounted to US$5,305,075 and US$707,464 as of December 31, 2009, respectively.

24. Commitments, Contingencies and Uncertainties

The economies of the countries in which VimpelCom operates continue to display certain traits consistent with that of a market in transition. These characteristics have in the past included higher than normal historic inflation, lack of liquidity in the capital markets, and the existence of currency controls which cause the national currency to be illiquid outside of their territories. The imposition of exchange controls or other similar restrictions on currency convertibility in CIS countries and particularly in Uzbekistan could limit VimpelCom’s ability to convert local currencies in a timely manner or at all, which could have a material adverse effect on VimpelCom’ business, financial condition and results of operations. The continued success and stability of the economies of these countries will be significantly impacted by their respective governments’ continued actions with regard to supervisory, legal and economic reforms.

The Russian economy is vulnerable to market downturns and economic slowdowns elsewhere in the world. The global financial crisis has resulted in a decline in gross domestic product, capital markets instability, significant deterioration of liquidity in the banking sector, and tighter credit conditions within Russia as well as ruble depreciation. While the Russian Government has introduced a range of stabilization measures aimed at providing liquidity and supporting debt refinancing for Russian banks and companies, there continues to be uncertainty regarding the access to capital and cost of capital for Russian companies, which could affect VimpelCom’s financial position, results of operations and business prospects. The crisis may also damage purchasing power of VimpelCom’s customers mainly in the business sector and thus lead to decline in revenue streams and cash generation.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

24. Commitments, Contingencies and Uncertainties (continued)

While management believes it is taking appropriate measures to support the sustainability of the VimpelCom’s business in the current circumstances, unexpected further deterioration in the areas described above could negatively affect the Company’s results and financial position in a manner not currently determinable.

In the ordinary course of business, VimpelCom may be party to various legal and tax proceedings, and subject to claims, certain of which relate to the developing markets and evolving fiscal and regulatory environments in which VimpelCom operates. In the opinion of management, VimpelCom’s liability, if any, in all pending litigation, other legal proceeding or other matters, other than what is discussed in this Note, will not have a material effect upon the financial condition, results of operations or liquidity of VimpelCom.

VimpelCom’s operations and financial position will continue to be affected by political developments in the countries in which VimpelCom operates including the application of existing and future legislation, telecom and tax regulations. These developments could have a significant impact on VimpelCom’s ability to continue operations. VimpelCom does not believe that these contingencies, as related to its operations, are any more significant than those of similar enterprises in such countries.

Telecom Licenses Capital Commitments

VimpelCom’s ability to generate revenues in Russia is dependent upon the operation of the wireless telecommunications networks authorized under its various licenses. VimpelCom’s GSM-900/1800 licenses that cover Moscow and the Moscow region, Central region, Volga region, Caucasus region, and the Siberia region have been reissued and under the new terms expire on April 28, 2013. The GSM-900/1800 licenses that cover the Northwest region, Urals and part of Far East region expire in 2011 – 2012 (the GSM-900/1800 license for Irkutsk region, excluding Ust-Ordynskiy Buryatskiy Autonomous Region, expires in 2011).

In April 2007, VimpelCom was awarded a license for the provision of “3G” mobile radiotelephony communications services for the entire territory of the Russian Federation that expires on May 21, 2017. The 3G license was granted subject to certain capital commitments. The three major conditions are that VimpelCom will have to build a certain number of base stations that support 3G standards and will have to start services provision by certain dates in each subject area of the Russian Federation, and also will have to build a certain number of base stations by the end of the third, fourth and fifth years from the date of granting of the license. To date all of these conditions have been fulfilled according to the indicated terms and schedule.

KaR-Tel owns a GSM-900 license to operate over the entire territory of Kazakhstan. The license expires in August 2013. In July 2008, the GSM-900 license was amended with the permission for KaR-Tel to render services in GSM-1800 standard and with the related commitment to cover cities with population of more than 1000 people by December 31, 2012.

Closed Joint Stock Company “Ukrainian Radio Systems” (CJSC “URS”) and “Golden Telecom” Limited Liability Company (“GT LLC”), VimpelCom’s indirect Ukrainian subsidiaries own GSM licenses. CJSC “URS” owns a GSM-900 and 2 GSM-1800 licenses to operate over the entire territory of Ukraine, which expires in April 2010, October 2020 and December 2020 respectively. “GT LLC” owns 3 GSM-1800 licenses to operate over the nearly entire territory of Ukraine (except 3 regions), which expires in July 2014 and May 2021, respectively. In

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

24. Commitments, Contingencies and Uncertainties (continued)

April 2009, the National Commission on Regulation of Telecommunication of Ukraine has amended its regulation establishing so-called “license terms” applicable to all mobile telecommunication network operators licensed in Ukraine. Under the amendments, Ukrainian mobile telecommunication network operators are obliged to ensure radiofrequency coverage of 90% of cities within one year from the date of issue of respective mobile telecommunication services license, and 80% of all other settlements and major highways – within two years from the same date. In case respective license allows rendering mobile telecommunication services in several regions, each of these requirements shall be fulfilled in each region with an interval of not more than two months. These new capital commitments apply to CJSC “URS” and “GT LLC”. The commitments should be fully complied with in all regions licensed for use of radiofrequency corresponding to GSM 900/1800 standard as follows: CJSC URS – by August, 2015 and GT LLC – by October 2014.

Taxation

The taxation systems in the countries in which VimpelCom operates are evolving as their respective national governments transform their national economies from a command to market oriented economies. In the Russian Federation, VimpelCom’s predominant market, there were many tax laws and related regulations introduced in previous periods as well as in 2009 which were not always clearly written, and their interpretation is subject to the opinions of the local tax inspectors and officials of the Ministry of Finance. Instances of inconsistent opinions between local, regional and federal tax authorities and Ministry of Finance are not unusual. Management believes that it has paid or accrued all taxes that are applicable. Where uncertainty exists, VimpelCom has accrued tax liabilities based on management’s best estimate.

On June 30, 2008, the Company received a final decision of the Russian tax inspectorate’s audit of VimpelCom’s tax filings for financial years 2005 and 2006. According to the final decision, VimpelCom owed an additional RUR1,251 million in taxes (including RUR49 million in fines and penalties), which is approximately US$41,363 (including US$1,620 in fines and penalties) at the exchange rate as of December 31, 2009. VimpelCom challenged the tax inspectorate’s final decision and has so far prevailed in court with respect to RUR1,179 million of taxes (including RUR48 million in fines and penalties), which is approximately US$38,982 (including US$1,587 in fines and penalties) at the exchange rate as of December 31,2009. The tax inspectorate cannot appeal the court decisions. The remaining part of the tax authorities’ claims in the amount of RUR72 million (including RUR1 million in fines and penalties), which is approximately US$2,380 (including US$33 in fines and penalties) at the exchange rate as of December 31, 2009, are still being challenged in court.

On April 30, 2009, the Company’s subsidiary – Sovintel – received a final decision of the Russian tax inspectorate’s audit of its tax filings for financial years 2006 and 2007. According to the final decision, Sovintel owes an additional RUR324 million in taxes (including RUR36 million in fines and penalties), which is approximately US$10,712 (including US$1,190 in fines and penalties) at the exchange rate as of December 31, 2009. Sovintel disagrees with the tax inspectorate’s decision and has filed a lawsuit in the Russian Arbitration courts. The court has already rejected the tax authorities’ claims. The tax inspectorate do not agree with court decisions and continue to assert their claims in court. No amounts have been accrued in these financial statements in relation to this claim.

KaR-Tel

On January 10, 2005, KaR-Tel received an “order to pay” issued by The Savings Deposit Insurance Fund, a Turkish state agency responsible for collecting state claims arising from bank insolvencies (the “Fund”), in the

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

24. Commitments, Contingencies and Uncertainties (continued)

amount of approximately US$4,991,744 at the exchange rate as of December 31, 2009 (stated as approximately Turkish lira 7.55 quadrillion and issued prior to the introduction of the New Turkish Lira, which became effective as of January 1, 2005). The order, dated as of October 7, 2004, was delivered to KaR-Tel by the Bostandykski Regional Court of Almaty. The order does not provide any information regarding the nature of, or basis for, the asserted debt, other than to state that it is a debt to the Turkish Treasury and the term for payment was May 6, 2004.

On January 17, 2005, KaR-Tel delivered to the Turkish consulate in Almaty a petition to the Turkish court objecting to the propriety of the order and requesting the Turkish court to cancel the order and stay of execution proceedings in Turkey. The petition was assigned to the 4th Administrative Court in Turkey, and it should be reviewed pursuant to applicable law.

On June 1, 2006, KaR-Tel received formal notice of the 4th Administrative Court’s ruling that the stay of execution request was denied. KaR-Tel’s Turkish counsel has advised KaR-Tel that the stay request is being adjudicated separately from the petition to cancel the order. KaR-Tel submitted an appeal of the ruling with respect to the stay application.

On June 1, 2006, KaR-Tel also received the Fund’s response to its petition to cancel the order. In its response, the Fund asserts, among other things, that the order to pay was issued in furtherance of its collection of approximately Turkish lira 7.55 quadrillion (prior to the introduction of the New Turkish Lira, which became effective as of January 1, 2005) in claims against the Uzan group of companies that were affiliated with the Uzan family in connection with the failure of T. Imar Bankasi, T.A.S. The Fund’s response to KaR-Tel’s petition claims that the Uzan group of companies includes KaR-Tel, Rumeli Telecom A.S. and Telsim Mobil Telekomunikasyon Hizmetleri A.S. Rumeli Telecom A.S. and Telsim Mobil Telekomunikasyon Hizmetleri A.S are Turkish companies that owned an aggregate 60% of the equity interests in KaR-Tel until their interests were redeemed by KaR-Tel in November 2003 in accordance with a decision of the Review Panel of the Supreme Court of Kazakhstan. In July 2006, KaR-Tel submitted its response, dated June 30, 2006, to the Fund’s response via the Kazakh Ministry of Justice, to be forwarded to the 4th Administrative Court of Istanbul. In its response, KaR-Tel denied in material part the factual and legal assertions made by the Fund in support of the order to pay.

On December 11, 2008, KaR-Tel received a Decision of Territorial Court of Istanbul dated December 12, 2007, wherein the Court rejected KaR-Tel’s appeal with respect to the stay of execution request. On December 11, 2008, KaR-Tel also received a response from the Fund to KaR-Tel’s court filing in July 2006. The Turkish court presiding over the case may issue a decision on the basis of the parties’ filings.

On October 20, 2009, KaR-Tel filed with Sisli 5th Court of the First Instance in Istanbul a claim to recognize in the Republic of Turkey the decision of the Almaty City Court of the Republic of Kazakhstan dated June 6, 2003 regarding, among other things, compulsory redemption of equity interests in KaR-Tel owned by Rumeli Telecom A.S. and Telsim Mobil Telekomunikasyon Hizmetleri A.S., which was confirmed by the Civil Panel of the Supreme Court of the Republic of Kazakhstan on June 23, 2003, as amended by the resolution of the Review Panel of the Supreme Court of the Republic of Kazakhstan dated October 30, 2003. On October 20, 2009, KaR-Tel also filed with the 4th Administrative Court of Istanbul a petition asking the Court to treat the recognition of the Kazakhstan court decision as a precedential issue and to stay the proceedings in relation to the order to pay.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

24. Commitments, Contingencies and Uncertainties (continued)

KaR-Tel continues to believe that the Fund’s claim is without merit, and KaR-Tel will take whatever further actions it deems necessary and appropriate to protect itself against the Fund’s claim.

Other Litigations

On April 15, 2008, VimpelCom received a copy of a purported claim filed with the Arbitration Court of Khanty-Mansiisky Autonomous Okrug in Russia from Farimex Products, Inc., the purported holder of 25,000 of VimpelCom’s ADSs. The named defendants under the claim are Eco Telecom Limited, Altimo, Avenue Limited, Janow Properties Limited, Santel Limited, Telenor East Invest AS (“Telenor”) and OJSC CT-Mobile. Both VimpelCom and several of its current and former directors, namely, Messrs. Mikhail Fridman, Arve Johansen, Alexey Reznikovich, Fridtjof Rusten and Henrik Torgersen, are named as third parties to the case. Under Russian law, a person named as a third party to a claim is generally a person potentially interested in the case who can participate in the proceedings if he so chooses. A third party is not a defendant in the claim and judgments cannot be entered against a person solely due to the fact that the person was named as a third party. The claimant is seeking reimbursement from the defendants to VimpelCom of US$3,798,000 in alleged damages caused to VimpelCom by the actions of the defendants with regard to its entrance into the Ukrainian telecommunications market. Among other things, the claimant alleged that Alfa and Telenor prevented VimpelCom from acquiring Kyivstar and that Telenor, acting through the directors on its board nominated by Telenor, caused a delay in VimpelCom’s acquisition of URS, which caused damages to VimpelCom. The court rejected the claimant’s motion to arrest the shares in VimpelCom owned by Eco Telecom and Telenor to secure the claim. On August 16, 2008, the court of first instance sustained the claim in part and held Telenor liable for US$2,824,000 of damages. Telenor appealed this decision and on December 29, 2008 the Court of Appeals vacated the lower court’s ruling and remanded it for a new hearing at a different court of first instance. On February 20, 2009, the court of first instance sustained the claim in part and found Telenor liable for US$1,728,000 in damages. Telenor is appealing this decision. Subsequent to the court ruling, a court bailiff arrested 15,300,000 of VimpelCom’s ordinary shares owned by Telenor. The Company understands that these shares can, under certain circumstances, be sold by the court bailiff to satisfy the court judgment. The court bailiff may also transfer the shares to VimpelCom to the extent that they cannot be sold to satisfy the court judgment within a certain period of time. Telenor has applied for a stay of enforcement proceedings but the court denied the application. Telenor has publicly stated that it is appealing this decision. If a stay of enforcement is granted, it would freeze the sale of the arrested shares. On April 3, 2009, Telenor publicly disclosed that it had officially been served with a claim to pay US$1,728,000 to VimpelCom and that it had five days to pay the sum voluntarily. VimpelCom received a letter from Telenor, dated March 31, 2009, addressed to its former CEO, relating to the Farimex Case.

In the letter, Telenor alleges that in connection with the Farimex Case there have been gross violations of Telenor’s procedural and substantive rights, and states, among other things, that they expect that VimpelCom would publicly denounce the Farimex Case and publicly state that it will have nothing to do with the case or any proceeds from the Farimex Case. Telenor also stated in the letter that if for any reason VimpelCom accepts, whether actively or through its own inaction, the payment of proceeds of enforcement of the Farimex Case, Telenor will not hesitate to pursue whatever remedies against VimpelCom (and, if appropriate, any of its management involved, personally) as may be available to Telenor in the United States and Europe, or before any transnational courts or agencies. On April 3, 2009, VimpelCom responded to Telenor’s letter and stated, among other things, that if and when VimpelCom is faced with a decision respecting the outcome or implications of the Farimex Case, it, of course, will act in accordance with all applicable laws, rules and regulations and in the best

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

24. Commitments, Contingencies and Uncertainties (continued)

interests of VimpelCom’s shareholders and will protect its reputation and will defend VimpelCom and its officers and directors against actions taken against it or them. As of the date hereof, the Company is not aware of any pending legal action against it in connection with this matter.

In April 2009, for the purpose of control over VAT payments, the tax authorities requested that the Company provide the details of the Court decision as of March 2, 2009, concerning the reimbursement of losses from Telenor in favor of VimpelCom. Taking into consideration that the amount of the judgment is not related to the Company’s ordinary business obligations for goods or services, management believes that the amount is not subject to tax.

On March 11, 2009, a cassational appeal was filed on behalf of Telenor. The cassational appeal was initially scheduled to be heard for May 26, 2009, but the hearing was postponed until March 24, 2010.

Telenor continues to seek relief in various Russian courts challenging the original decision on substantive and procedural grounds as well as the various steps taken by the bailiff to collect on the judgement. The Company is not actively participating in any of these proceedings.

At this stage, the Company does not know what, if any, further actions it will take or will be required to take regarding this matter and cannot predict what, if any, impact this matter may have on VimpelCom’s strategic shareholders, named board members or the Company. No amounts have been accrued in these financial statements in relation to this claim.

Operating Lease Commitments

Operating lease commitments for each of the succeeding five years is expected to be as follows:

2010	14,027
2011	12,499
2012	9,052
2013	7,292
2014	4,959
Thereafter	23,781

Total	71,610

Other Commitments

On August 13, 2008, the Company entered into an agreement with Apple Sales International (“Apple”) to purchase 1.5 million IPhone handsets under the quarterly purchase installments over a two year period beginning with commercial launch in the fourth quarter 2008. In 2009 and 2008, the Company made 0.5% and 12% of its total purchase installment contemplated by the agreement, respectively. In January and February, 2010, the Company made 1.6% of its total purchase installment contemplated by the agreement with Apple.

25. Subsequent Events

On January 12, 2010, LLC VimpelCom-Invest, a consolidated Russian subsidiary of VimpelCom, determined the interest rate for the fourth and subsequent payment periods at 9.25% per annum related to its

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

25. Subsequent Events (continued)

Russian ruble-denominated bonds in an aggregate principal amount of RUR10,000 million (US$427,749 at exchange rate as of July 25, 2008) issued on July 25, 2008. Bonds holders had the right to sell their bonds to VimpelCom-Invest until January 22, 2010 in accordance with the original terms of the bonds. On January 26, 2010, VimpelCom-Invest repurchased an aggregate principal amount of RUR6,059 million (or approximately US$201,345 at the exchange rate as of January 26, 2010) from bond holders who exercised their right to sell the bonds. As of February 24, 2010, VimpelCom-Invest sold back in the market all repurchased bonds.

On January 18, 2010, CJSC “URS” has renewed its GSM-900 mobile telecom license. The term of duration of the new license is until July 25, 2021, instead of April 28, 2010 expiration date of the previous GSM-900 license.

On March 12, 2010, VimpelCom signed a series of Amendments to the Loan Agreements with Sberbank. Starting from February 1, 2010 Sberbank decreased the interest rate on loan facility signed on March 10, 2009, from 16.25% to 10.75% per annum and the maximum interest rate from 17.25% to 11.0% and decreased the interest rate on loan facility signed on March 10, 2009, from 11.0% to 8.0% per annum and the maximum interest rate from 12.0% to 8.25%.

On March 12, 2010, VimpelCom signed a Termination Agreements to the Pledge Agreements signed with Sberbank on May 25, 2009 to release the telecommunication equipment from pledge.

In accordance with an Amendment Agreement to the Loan Agreement signed on August 28, 2009, Sberbank decreased the interest rate on this loan facility from 15.0% to 11.00% per annum and the maximum interest rate from 15.25% to 11.25%, starting from February 1, 2010.

In accordance with an Amendment Agreement to the Loan Agreement signed on February 14, 2008, Sberbank decreased the interest rate on this loan facility from 13.0% to 11.00% per annum and the maximum interest rate from 14.5% to 11.25%, starting from February 1, 2010.

The Federal Anti-Monopoly Service of Russia (“FAS”) started legal proceedings against VimpelCom, OJSC “MTS” and OJSC “Megafon” about their alleged violation of anti-monopoly legislation by charging artificially high prices for roaming services. The Company received the related Order of FAS in March 2010. The Company does not possess information related to the date that this case will be considered by FAS. VimpelCom does not believe that it is in violation of the anti-monopoly legislation but if its roaming tariffs are found to violate applicable legislation, the Company could face certain fines of up to 15% of the revenue from the services provided in violation of the legislation. At this stage, the Company is unable to evaluate the outcome of this case and no amounts have been accrued in these financial statements in relation to this claim.

INDEX TO FINANCIAL STATEMENTS

GOLDEN TELECOM, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Golden Telecom, Inc.

We have audited the accompanying consolidated balance sheets of Golden Telecom, Inc. (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of operations, cash flows, and shareholders’ equity for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Golden Telecom, Inc. at December 31, 2007 and 2006 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2007, the Company adopted the provisions of the FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109; and effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share Based Payment.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 17, 2008 expressed an adverse opinion thereon.

/s/ ERNST & YOUNG LLC

Moscow, Russia

March 17, 2008

GOLDEN TELECOM, INC.

CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Share Data)

	December 31,
	2006	2007
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$18,413	$74,799
Accounts receivable, net of allowance for doubtful accounts of $25,224 and $26,952 at December 31, 2006 and 2007, respectively	147,719	203,875
VAT receivable	21,486	43,099
Prepaid expenses	11,371	18,112
Taxes receivable, excluding VAT	6,466	2,820
Notes receivable	379	1,171
Deferred tax asset	11,098	31,627
Inventory	7,682	13,109
Due from affiliates and related parties	1,227	1,591
Other current assets	5,564	10,233

TOTAL CURRENT ASSETS	231,405	400,436

Property and equipment:
Telecommunications equipment	707,431	1,083,862
Telecommunications network held under capital leases	23,867	53,795
Furniture, fixtures and equipment	50,217	75,566
Construction in progress	103,190	209,656
Other property	20,401	45,175

	905,106	1,468,054
Accumulated depreciation	(352,765)	(488,556)

Net property and equipment	552,341	979,498
Goodwill and intangible assets:
Goodwill	180,539	311,482
Telecommunications service contracts	69,983	69,802
Contract-based customer relationships	13,526	27,543
Licenses	22,653	108,509
Brand name	—	32,296
Other intangible assets	10,383	11,435

Net goodwill and intangible assets	297,084	561,067
Investments in and advances to ventures	11,886	15,430
Notes receivable	2,500	22,458
Restricted cash	233	—
Other non-current assets	11,741	20,002

TOTAL ASSETS	$1,107,190	$1,998,891

The accompanying notes are an integral part of these consolidated financial statements.

GOLDEN TELECOM, INC.

CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Share Data)

	December 31,
	2006	2007
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable and accrued expenses	$146,058	$256,617
VAT Payable	2,725	7,872
Current capital lease obligations	753	3,180
Debt maturing within one year	12,305	17,680
Deferred revenue	21,634	30,502
Due to related parties	4,505	6,771
Liability for acquisition	378	—
Other current liabilities	233	95

TOTAL CURRENT LIABILITIES	188,591	322,717

Long-term debt, less current portion	29	225,159
Long-term deferred tax liability	29,268	77,468
Long-term deferred revenue	36,951	52,506
Long-term capital lease obligations	1,591	8,129
Other non-current liabilities	2,321	3,673

TOTAL LIABILITIES	258,751	689,652

Minority interest	31,263	94,177

SHAREHOLDERS’ EQUITY
Preferred stock, $0.01 par value (10,000,000 shares authorized; none issued and outstanding at December 31, 2006 and 2007)	—	—
Common stock, $0.01 par value (100,000,000 shares authorized; 36,673,015 and 40,373,891 shares issued and outstanding at December 31, 2006 and 2007, respectively)	367	404
Additional paid-in capital	674,993	857,989
Retained earnings	66,744	210,855
Accumulated other comprehensive income	75,072	145,814

TOTAL SHAREHOLDERS’ EQUITY	817,176	1,215,062

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,107,190	$1,998,891

The accompanying notes are an integral part of these consolidated financial statements.

GOLDEN TELECOM, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS (In Thousands, Except Per Share Data)

	Year Ended December 31,
	2005	2006	2007
REVENUE:
Telecommunication services	$662,742	$846,740	$1,281,572
Revenue from related parties	4,637	7,877	11,327

TOTAL REVENUE	667,379	854,617	1,292,899

OPERATING COSTS AND EXPENSES:
Access and network services (excluding depreciation and amortization)	347,532	474,389	741,361
Selling, general and administrative (excluding depreciation and amortization)	119,890	152,808	241,916
Depreciation and amortization	84,015	100,209	140,258

TOTAL OPERATING EXPENSES	551,437	727,406	1,123,535

INCOME FROM OPERATIONS	115,942	127,211	169,364

OTHER INCOME (EXPENSE):
Equity in earnings of ventures	460	1,867	1,010
Gain on sale of MCT Corp.	—	—	41,283
Interest income	2,295	1,211	4,349
Interest expense	(618)	(580)	(13,138)
Foreign currency gain (loss)	(1,212)	1,697	15,652

TOTAL OTHER INCOME	925	4,195	49,156

Income before minority interest and income taxes	116,867	131,406	218,520
Minority interest	2,978	4,808	7,610
Income taxes	37,816	40,417	58,311

Income before cumulative effect of a change in accounting principle	76,073	86,181	152,599
Cumulative effect of a change in accounting principle, net of tax of $52	—	681	—

NET INCOME	$76,073	$85,500	$152,599

Basic earnings per share of common stock:
Income before cumulative effect of a change in accounting principle	$2.09	$2.36	$3.93
Cumulative effect of a change in accounting principle	—	0.02	—

Net income per share – basic	$2.09	$2.34	$3.93

Weighted average common shares outstanding – basic	36,378	36,591	38,798

Diluted earnings per share of common stock:
Income before cumulative effect of a change in accounting principle	$2.08	$2.35	$3.91
Cumulative effect of a change in accounting principle	—	0.02	—

Net income per share – diluted	$2.08	$2.33	$3.91

Weighted average common shares outstanding – diluted	36,605	36,717	39,034

Cash dividends per share	$0.80	$0.60	$—

The accompanying notes are an integral part of these consolidated financial statements.

GOLDEN TELECOM, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	Year Ended December 31,
	2005	2006	2007
OPERATING ACTIVITIES
Net income	$76,073	$85,500	$152,599
Adjustments to reconcile net income to Net Cash Provided by Operating Activities:
Depreciation	65,329	79,219	113,528
Amortization	18,686	20,990	26,730
Equity in earnings of ventures	(460)	(1,867)	(1,010)
Minority interest	2,978	4,808	7,610
Gain on sale of MCT Corp.	—	—	(41,283)
Foreign currency (gain) loss	1,212	(1,697)	(15,652)
Deferred tax benefit	(3,815)	(3,825)	(18,038)
Bad debt expense	7,967	4,128	5,277
Stock based compensation expense	—	19,475	29,048
Cumulative effect of a change in accounting principle, net of tax of $52	—	681	—
Other	1,223	52	4,349
Changes in assets and liabilities:
Accounts receivable	(10,316)	(55,960)	(35,339)
Accounts payable and accrued expenses	4,295	27,730	(27,749)
VAT, net	(88)	(13,800)	(8,001)
Other assets and liabilities	11,222	(4,665)	4,616

NET CASH PROVIDED BY OPERATING ACTIVITIES	174,306	160,769	196,685

INVESTING ACTIVITIES
Purchases of property and equipment and intangible assets	(118,170)	(175,598)	(268,581)
Acquisitions, net of cash acquired	(18,085)	(26,778)	(132,074)
Restricted cash	446	333	233
Proceeds from sale of MCT Corp.	—	—	41,283
Loans made	—	(5,906)	(21,962)
Other investing	2,743	6,830	7,183

NET CASH USED IN INVESTING ACTIVITIES	(133,066)	(201,119)	(373,918)

FINANCING ACTIVITIES
Repayments of debt	(253)	(643)	(86,888)
Proceeds from debt	—	11,621	305,360
Contribution from minority partner	3,840	—	—
Net proceeds from exercise of employee stock options	1,435	3,154	3,282
Issuance of common stock	—	—	20,416
Cash dividends paid	(29,119)	(21,951)	—
Capital lease obligations	(3,210)	(1,954)	(10,173)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(27,307)	(9,773)	231,997
Effect of exchange rate changes on cash and cash equivalents	(456)	1,360	1,622

Net increase (decrease) in cash and cash equivalents	13,477	(48,763)	56,386
Cash and cash equivalents at beginning of year	53,699	67,176	18,413

CASH AND CASH EQUIVALENTS AT END OF YEAR	$67,176	$18,413	$74,799

The accompanying notes are an integral part of these consolidated financial statements.

GOLDEN TELECOM, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2005, 2006, and 2007

(In Thousands)

	Common Stock		Additional Paid-In Capital	Deferred Equity Compensation	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income	Total Equity
	Shares	Amount
Balance at December 31, 2004	36,322	$363	$669,777	$—	$(43,759)	$—	$626,381
Issuance of restricted shares	27	1	771	(772)	—	—	—
Compensation expense	—	—	—	317	—	—	317
Exercise of employee stock options	109	1	1,450	—	—	—	1,451
Cash dividends paid	—	—	—	—	(29,119)	—	(29,119)
Net income	—	—	—	—	76,073	—	76,073

Balance at December 31, 2005	36,458	$365	$671,998	$(455)	$3,195	$—	$675,103
Adoption of SFAS 123R – adjustment to remove unearned compensation	—	—	(455)	455	—	—	—
Cancellation of restricted shares	(8)	—	—	—	—	—	—
Issuance of restricted shares	8	—	—	—	—	—	—
Compensation expense	—	—	298	—	—	—	298
Exercise of employee stock options	215	2	3,152	—	—	—	3,154
Cash dividends paid	—	—	—	—	(21,951)	—	(21,951)
Comprehensive income:
Foreign currency translation adjustment, net of tax of $2,181	—	—	—	—	—	75,072	75,072
Net income	—	—	—	—	85,500	—	85,500

Comprehensive income	—	—	—	—	—	—	160,572

Balance at December 31, 2006	36,673	$367	$674,993	$—	$66,744	$75,072	$817,176
Issuance of restricted shares	8	—	—	—	—	—	—
Compensation expense	—	—	17,205	—	—	—	17,205
Exercise of employee stock options	107	1	3,281	—	—	—	3,282
Issuance of shares to Inure	3,193	32	142,098	—	—	—	142,130
Issuance of shares to Rostelecom	393	4	20,412	—	—	—	20,416
Adoption of FIN No. 48	—	—	—	—	(8,488)	—	(8,488)
Comprehensive income:
Foreign currency translation adjustment	—	—	—	—	—	70,742	70,742
Net income	—	—	—	—	152,599	—	152,599

Comprehensive income	—	—	—	—	—	—	223,341

Balance at December 31, 2007	40,374	$404	$857,989	$—	$210,855	$145,814	$1,215,062

The accompanying notes are an integral part of these consolidated financial statements.

GOLDEN TELECOM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Nature of Business Operations

Golden Telecom, Inc. (“GTI” or the “Company”) is a leading facilities-based provider of integrated telecommunication and Internet services in major population centers throughout Russia and other countries of the Commonwealth of Independent States (“CIS”). The Company offers voice, data and Internet services to corporations, operators and consumers using its metropolitan overlay network in major cities throughout Russia, Ukraine, Kazakhstan, and Uzbekistan, and via intercity fiber optic and satellite-based networks, including approximately 295 combined access points in Russia and other countries of the CIS. The Company offers mobile services in Moscow and Kiev and Odessa in Ukraine. GTI was incorporated in Delaware on June 10, 1999 for the purpose of acting as a holding company for Global TeleSystems, Inc.’s (“GTS”) operating entities within the CIS and supporting non-CIS holding companies (the “CIS Entities”). On September 29, 1999, GTS transferred its ownership rights in the CIS Entities to the Company in anticipation of the Company’s initial public offering which closed on October 5, 1999.

Note 2: Summary of Significant Accounting Policies and Recent Accounting Pronouncements

Summary of Significant Accounting Policies

Principles of Consolidation

Wholly-owned and majority owned ventures where the Company has operating and financial control are consolidated. All significant inter-company accounts and transactions are eliminated upon consolidation. Results of subsidiaries acquired and accounted for by the purchase method have been included in operations from the relevant date of acquisition.

Those ventures where the Company exercises significant influence, but does not exercise operating and financial control are accounted for by the equity method. The Company will discontinue applying the equity method of accounting for the Company’s equity method investments when its share of the investees losses reduces the investments in and advances to ventures to zero. Thereafter, the Company will not provide for additional losses unless the Company has guaranteed obligations of the investee or is otherwise committed to provide further support for the investee. If the investee subsequently reports net income, the Company will resume the equity method only after the Company’s share of net income equals the share of net loss not recognized during the period the equity method was suspended.

Income Taxes

The Company accounts for income taxes using the liability method required by Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes.” Deferred income taxes result from temporary differences between the tax basis of assets and liabilities and the basis as reported in the consolidated financial statements, as well as the expected tax benefits of net operating loss carryforwards which are expected to be realized. Additionally SFAS No. 109 requires that a valuation allowance must be established when it is more likely than not that all or a portion of deferred tax assets will not be realized. The Company does not provide for deferred taxes on the undistributed earnings of its foreign subsidiaries, as such earnings are intended to be reinvested in those operations permanently. In the case of non-consolidated entities, where the Company’s partner requests that a dividend be paid, the amounts are not expected to have a material impact on the Company’s income tax liability. It is not practical to determine the amount of unrecognized deferred tax liability for such reinvested earnings.

GOLDEN TELECOM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Accounting from Uncertainty in Income Taxes

On January 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48 (“FIN No. 48”), “Accounting for Uncertainty in Income Taxes – an interpretation of SFAS No. 109” . FIN No. 48 creates a single model to address uncertainty in tax positions and clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN No. 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of FIN No. 48 resulted in the cumulative effect adjustment to the opening balance of retained earnings as of January 1, 2007, of approximately $8.5 million. As of December 31, 2007, the Company included accruals for unrecognized income tax benefits totaling approximately $18.9 million as a component of accrued liabilities.

A reconciliation of the beginning and ending amount of unrecognized income tax benefit is as follows:

(in thousands)
Balance at January 1, 2007, excluding interest and penalties	$5,270
Additions based on tax positions related to the current year (including additions related to the acquisition of ZAO Cortec in May 2007 of $2,450)	7,951
Additions of tax positions of prior years (including additions related to the acquisition of ZAO Cortec in May 2007 of $6,136)	6,328
Reductions of tax positions of prior years	(4,506)
Settlements	(1,412)

Balance at December 31, 2007, excluding interest and penalties	$13,631

Approximately $15.3 million of unrecognized income tax benefits, including interest and penalties of approximately $5.3 million, if recognized, would affect the effective tax rate. The Company considers it reasonably possible that approximately $2.0 million of the unrecognized income tax benefit will be reversed within the next twelve months, due to expiration of the statute of limitations. Amounts of unrecognized income tax benefits decreased by approximately $6.3 million, including interest and penalties of approximately $2.0 million, due to the deconsolidation of a variable interest entity since July 1, 2007.

The Company recognizes accrued interest related to unrecognized tax benefits and penalties in income tax expenses. During the twelve months ended December 31, 2007, the Company recognized approximately $2.5 million in interest and penalties. At December 31, 2007, the Company had accrued for approximately $5.3 million for the payment of interest and penalties.

As of December 31, 2007 the tax years ended December 31, 2004, 2005, 2006 and 2007 remained subject to examination by United States (“US”), Russian and Ukrainian tax authorities.

Sale of Subsidiary Stock

The Company recognizes gains in the consolidated statement of operations for sales of subsidiary stock where the value of the proceeds can be objectively determined and realization of the gain is reasonably assured. The Company accounts for sales of subsidiary stock where the value of the proceeds can not be objectively determined or realization of the gain is not reasonably assured as an equity transaction in the Company’s consolidated financial statements. Once the accounting treatment of the gain or loss on issuance of shares by a specific entity has been determined, the Company consistently follows that treatment for all future issuances of shares by that particular subsidiary.

GOLDEN TELECOM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Foreign Currency Translation

Prior to the third quarter of 2006, the functional currency for all of the Company’s foreign subsidiaries was the United States dollar (“USD”). In the second and the third quarters of 2006, EDN Sovintel LLC (“Sovintel”), the Company’s wholly-owned Russian subsidiary, introduced a semi-fixed USD – Russian ruble (“RUR”) exchange rate for settlements with the majority of its customers. This rate is applicable if the official USD exchange rate set by the Central Bank of Russia (“CBR”) is below the semi-fixed level. If the RUR depreciates against the USD so that the CBR exchange rate exceeds the semi-fixed level, Sovintel will resume applying the CBR exchange rate, or floating rate, for settlements with its customers. As a result of these changes, the Company reevaluated the functional currency criteria under SFAS No. 52, “Foreign Currency Translation”, and determined that, beginning July 1, 2006, the functional currency of the Company’s subsidiaries domiciled in Russia is the RUR . The change was adopted prospectively beginning July 1, 2006 in accordance with SFAS No. 52. The Company’s subsidiaries in Ukraine changed their functional currency from the USD to the Ukrainian Hryvna beginning from January 1, 2007. No restatement of comparative amounts was made for the change in functional currency. Therefore, the financial statements of the Company’s foreign subsidiaries are translated into USD using the current rate method. Assets and liabilities were translated at the rate of exchange prevailing at the balance sheet date. Stockholders’ equity was translated at the applicable historical rate. Revenue and expenses were translated at the monthly average rates of exchange. Translation gains and losses were included as part of accumulated other comprehensive income.

The functional currency of the Company’s remaining foreign subsidiaries is the USD because a majority of their revenues, costs, property and equipment purchased, debt and trade liabilities is either priced, incurred, payable or otherwise measured in USD.

Cash and Cash Equivalents and Restricted Cash

The Company classifies cash on hand and deposits in banks, including commercial paper, money market accounts, and any other investments with an original maturity of three months or less from the date of purchase, that the Company may hold from time to time, as cash and cash equivalents. Restricted cash is primarily related to cash held in escrow at a financial institution for the collateralization of debt obligations that certain of the Company’s consolidated subsidiaries and equity ventures have borrowed from such financial institution.

Accounts Receivable

Accounts receivable are shown at their net realizable value which approximates their fair value. The Company makes judgments as to the collectability of accounts receivable based on historical trends and future expectations. To determine the allowance for doubtful accounts, management reviews specific customer risks and the Company’s accounts receivable aging. The allowance for doubtful accounts is estimated by applying estimated loss percentages against the aging of accounts receivable. Bad debt expense for the years ended December 31, 2005, 2006 and 2007 was $8.0 million, $4.1 million and $5.3 million, respectively.

Inventories

Inventories, which primarily represent purchased materials and parts held for maintenance and sale to customers, are stated at the lower of cost or market. Cost is computed on either a specific identification basis or a weighted average basis.

GOLDEN TELECOM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Property and Equipment

Property and equipment is stated at cost. Depreciation is calculated on a straight-line basis over the lesser of the estimated lives, ranging from five to ten years for telecommunications equipment, and three to five years for furniture, fixtures and equipment, and five to twenty years for other property. Spare parts held for stand-by use are depreciated over the estimated useful life of the related equipment. Construction in process reflects amounts incurred for the configuration and build-out of telecommunications equipment not yet placed into service. Maintenance and repairs are charged to expense as incurred. The Company has included in property and equipment, capitalized leases in the amount of $23.9 million and $53.8 million at December 31, 2006 and 2007, respectively, with associated accumulated depreciation of $12.5 million and $22.9 million as of December 31, 2006 and 2007, respectively. Amortization of assets recorded under capital leases is included in depreciation expense for the years ended December 31, 2005, 2006, and 2007.

At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain and loss is recorded in the consolidated statement of operations.

Goodwill and Intangible Assets

Goodwill represents the excess of acquisition costs over the fair value of the net assets of acquired businesses. Beginning January 1, 2002, goodwill has been identified as an indefinite lived asset in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, and accordingly amortization of goodwill ceased as of that date. Intangible assets, which are stated at cost, consist principally of telecommunications service contracts, contract based customer relationships, licenses, brand name, software and content and are amortized on a straight-line basis over their estimated useful lives, generally five to ten years. In accordance with Accounting Principles Board (“APB”) Opinion No. 17, “Intangible Assets” and SFAS No. 142 “Goodwill and Other Intangible Assets”, the Company continues to evaluate the amortization period to determine whether events or circumstances warrant revised amortization periods. Additionally, the Company considers whether the carrying value of such assets should be reduced based on the future benefits.

Goodwill Impairment Assessment

Goodwill is reviewed annually, as of the beginning of the fourth quarter, for impairment or whenever it is determined that impairment indicators exist. The Company determines whether an impairment has occurred by assigning goodwill to the reporting units identified in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, and comparing the carrying amount of the reporting unit to the fair value of the reporting unit. If goodwill impairment has occurred, the Company recognizes a loss for the difference between the carrying amount and the implied fair value of goodwill. No such losses were recognized in the three years ended December 31, 2005, 2006 and 2007.

Long-Lived Assets Impairment

Long-lived assets to be held and used by the Company are reviewed to determine whether an event or change in circumstances indicates that the carrying amount of the asset may not be recoverable. For long-lived assets to be held and used, the Company bases its evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that indicate that the carrying amount of the asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flows analysis of assets at the

GOLDEN TELECOM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

lowest level for which identifiable cash flows exist. If impairment has occurred, the Company recognizes a loss for the difference between the carrying amount and the fair value of the asset. The fair value of the asset is measured using discounted cash flow analysis or other valuation techniques. No such losses were recognized in the three years ended December 31, 2005, 2006 and 2007.

Revenue Recognition

The Company records as revenue the amount of telecommunications and Internet services rendered, as measured primarily by the minutes of traffic processed and the time spent online using our Internet services. Revenue from service contracts is accounted for when the services are provided. Billings received in advance of service being performed are deferred and recognized as revenue as the service is performed. The Company also defers up front connection fees which are recognized over the estimated life of the customer. The Company recognizes revenue from equipment sales when title to the equipment passes to the customer. The Company defers the revenue on installed equipment until installation and testing are completed and accepted by the customer. Domestic Long Distance/International Long Distance (“DLD/ILD”) and zonal revenues are recorded gross or net depending on the contractual arrangements with the end-users. The Company recognizes DLD/ILD and zonal revenues from local operators net of payments to these operators for interconnection and agency fees when local operators establish end-user tariffs and assume credit risk. Revenues are stated net of any value-added taxes charged to customers.

The Company has deferred connection fees and capitalized direct incremental costs related to connection fees, not exceeding the revenue deferred. The deferral of revenue and capitalization of cost of revenue related to connection fees will be recognized over the estimated life of the customer, which is five years in the Business and Corporate Services division and Operator and Carrier Services division and eighteen months for the customers in the Mobile Services division. The total amount of deferred connection fees revenue was $55.3 million and $76.1 million as of December 31, 2006 and 2007, respectively. The total amount of capitalized direct incremental costs related to connection fees was $13.0 million and $17.7 million as of December 31, 2006 and 2007, respectively.

Advertising

The Company expenses the cost of advertising as incurred. Advertising expenses for the years ended December 31, 2005, 2006 and 2007 were $4.4 million, $9.7 million and $13.0 million, respectively.

Government Pension Funds

The Company contributes to the local state pension funds and social funds, on behalf of all its CIS employees. In Russia, all social contributions, including contributions to the pension fund, were substituted with a unified social tax (“UST”) calculated by the application of a regressive rate from 26% to 2% to the annual gross remuneration of each employee. The contributions are expensed as incurred.

Off Balance Sheet Risk and Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash, cash equivalents, and accounts and notes receivable. Of the $74.8 million of cash and cash equivalents held at December 31, 2007, $13.5 million was held in the US in US financial institutions. The remaining balance is being principally maintained in US-owned banks and local financial institutions within the CIS. The Company extends credit to various customers, principally in Russia and Ukraine, and establishes an allowance for doubtful accounts. The Company generally does not require collateral to extend credit to its customers.

GOLDEN TELECOM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock-Based Compensation

Until January 1, 2006, the Company followed the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” for its equity participation plan and Stock Appreciation Rights (“SARs”) Plans. SFAS No. 123 generally allowed companies to either count for stock-based compensation under the fair value method of SFAS No. 123 or under the intrinsic value method of APB No. 25, “Accounting for Stock Issued to Employees.” The fair value method required compensation cost to be measured at the grant date based on the value of the award and to be recognized over the service period. The Company had elected to account for its stock-based compensation in accordance with the provisions of APB No. 25 and present pro forma disclosures of results of operations as if the fair value method had been adopted.

The effect of applying SFAS No. 123 on the reported net income and net income per share for the year ended December 31, 2005 is as follows:

(in thousands except per share date)
Net income, as reported	$76,073
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	620

Pro forma net income	$75,453

Net income per share:
Basic – as reported	$2.09
Basic – pro forma	2.07
Diluted – as reported	2.08
Diluted – pro forma	2.06

In December 2004, the FASB issued SFAS No. 123R (revised 2004), “Share Based Payment” , which is a revision of SFAS No. 123. SFAS No. 123R supersedes APB No. 25, and amends SFAS No. 95, “Statement of Cash Flows” . Under SFAS No. 123R, companies must calculate and record the cost of equity instruments, such as stock options or restricted stock, awarded to employees for services received in the income statement; pro forma disclosure is no longer permitted. The cost of the equity instruments is to be measured based on the fair value of the instruments on the date they are granted or, if the number of shares to be issued or the exercise price is unknown, remeasured at each reporting date and is required to be recognized over the period during which the employees are required to provide services in exchange for the equity instruments.

The Company adopted SFAS No. 123R as of January 1, 2006 using the modified prospective method which requires the application of SFAS No. 123R in its accounting for SARs and stock options. Prior to the adoption of SFAS No. 123R, the Company accounted for SARs by remeasuring the intrinsic value of the SARs at each reporting period and adjusted compensation expense and the related liability for the change in the intrinsic value. From January 1, 2006, the Company accounts for SARs at fair value. In accordance with the modified prospective method, the consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123R.

The impact of the adoption of SFAS No. 123R was an increase in cost of revenue of approximately $0.2 million, an increase in selling, general and administrative expense of approximately $1.9 million, including the associated payroll taxes, and a deferred tax benefit of approximately $0.3 million for the year ended December 31, 2006. In addition, the Company recorded a cumulative effect of a change in accounting principle of $0.7 million, net of tax, representing the difference between the fair value and the intrinsic value of SARs at

GOLDEN TELECOM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 1, 2006. The total impact of the adoption of SFAS No. 123R was a reduction in net income of approximately $2.5 million, net of tax, for the year ended December 31, 2006, equivalent to $0.07 per common share – basic and $0.07 per common share – diluted, representing compensation expense in connection with SARs (see Note 12). Compensation expense recorded in connection with outstanding SARs was $19.5 million and $11.8 million and a related tax benefit of $2.7 million and $0.7 million for the years ended December 31, 2006 and 2007, respectively. Compensation expense recorded in connection with outstanding stock options was negligible for the year ended December 31, 2006, because the stock options were primarily vested at December 31, 2005 and was $16.8 million for the year ended December 31, 2007.

The Company recognizes the compensation cost, net of estimated forfeitures, of all share-based awards other than those with market conditions on a straight-line basis over the vesting period for each separately vesting portion of the award. Compensation cost of all share-based awards with market conditions are recognized on a straight-line basis over the derived service period.

Consolidation of Variable Interest Entities

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN No. 46”). FIN No. 46 amended Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, and established standards for determining under what circumstances a variable interest entity (“VIE”) should be consolidated with its primary beneficiary. FIN No. 46 also requires disclosure about VIEs that are not required to be consolidated but in which the reporting entity has a significant variable interest. In December 2003, the FASB revised certain implementation provisions of FIN No. 46. The revised interpretation (“FIN No. 46R”) substantially retained the requirements of immediate application of FIN No. 46 to VIEs created after January 31, 2003. With respect to older VIEs, the consolidation requirements under FIN No. 46R apply not later than for the first financial year or interim period ending after December 15, 2003, if such VIE is a special-purpose entity (“SPE”), and no later than for the first financial year or interim period ending after March 15, 2004, if such a VIE is not a SPE. The Company did not identify any previously formed VIEs. During 2007, the Company acquired several entities which were accounted for as asset purchases through VIE’s.

Fair Value of Financial Instruments

The carrying amounts for cash and cash equivalents, accounts receivable, notes receivable, accounts payable, accrued liabilities, and short- and long-term debt approximate their fair value. At December 31, 2006, the Company held no debt at fixed rates. At December 31, 2007, the Company had outstanding $14.7 million 8% fixed rate debt from ZAO Citibank under a 90-day revolving credit facility which approximated fair value.

Derivative Financial Instruments

According to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, the Company recognizes its derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation. Depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in the statement of operations. The ineffective portion of a derivative’s change in fair value is immediately

GOLDEN TELECOM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

recognized in the statement of operations. For derivative instruments not designated as hedging instruments, the change in fair value is recognized in the statement of operations during the period of change.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into the statement of operations in the same line item associated with the forecasted transaction in the same period or periods during which the hedged transaction affects earnings (for example, in “interest expense” when the hedged transactions are interest cash flows associated with floating-rate debt). The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in the statement of operations during the period of change.

For derivative instruments that are designated and qualify as a hedge of a net investment in a foreign currency, the gain or loss is reported in other comprehensive income as part of the cumulative translation adjustment to the extent it is effective. Any ineffective portions of net investment hedges are recognized in the statement of operations during the period of change.

For derivative instruments not designated as hedging instruments, the gain or loss is recognized in the statement of operations during the period of change.

When hedge accounting is discontinued, the derivative is adjusted for changes in fair value through the statement of operations. For fair value hedges, the underlying asset or liability will no longer be adjusted for changes in fair value, and any asset of liability recorded in connection with the hedging relationship will be removed from the balance sheet and recorded in the statement of operations for the current period. For cash flow hedges, gains and losses that were accumulated in other comprehensive income as a component of shareholders’ equity in connection with hedged assets or liabilities will be recognized in the statement of operations, in the same period the hedged item affects earnings.

Changes in Accounting Estimates

Prior to the second quarter of 2005, the Company recorded estimates for unused vacation based on the average salary levels for the Company’s employees and total days of unused vacation of employees. During the second quarter of 2005, the Company revised estimates for unused vacation based on the actual daily salary and unused vacation of each employee. Management determined that this methodology results in a more accurate estimate of the amount of the Company’s obligations for unused vacation. The change in accounting estimate decreased net income for the year ended December 31, 2005 by approximately $1.3 million, net of tax, including the associated payroll taxes (equivalent to $0.04 per common share – basic and diluted).

During the fourth quarter of 2006, the Company revised its estimate of allowance for doubtful accounts to reflect changes in the business, recent historical collections experience and other currently available evidence. The change in accounting estimate increased net income for the year ended December 31, 2006 by approximately $2.4 million, net of tax (equivalent to $0.07 per common share – basic and diluted).

Use of Estimates in Preparation of Financial Statements

The preparation of consolidated financial statements, in conformity with accounting principles generally accepted in the US, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities as of the date of the financial statements and

GOLDEN TELECOM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

reported amounts of revenues and expenses during the reported period. Significant estimates, among others, include the allowance for doubtful accounts, the allocation of purchase price to the fair value of net assets acquired in connection with business combinations, fair values used in goodwill impairment evaluations of liabilities established as of the date of business acquisitions, including certain long-term contractual obligations. Actual results could differ from these estimates.

Comparative Figures

Certain prior year amounts have been reclassified to conform to the presentation adopted in the current year. Such reclassifications did not affect the consolidated statements of operations.

Recent Accounting Pronouncements

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” , which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and enhances fair value measurement disclosure. In February 2008, the FASB issued FASB Staff Position (“FSP”) 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” and FSP 157-2, “Effective Date of FASB Statement No. 157 “. FSP 157-1 amends SFAS No. 157 to remove certain leasing transactions from its scope. FSP 157-2 delays the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of the first quarter of fiscal 2009. The measurement and disclosure requirements related to financial assets and financial liabilities are effective beginning in the first quarter of fiscal 2008. The adoption of SFAS No. 157 for financial assets and financial liabilities will not have a significant impact on the Company’s financial position or results of operations. However, the resulting fair values calculated under SFAS No. 157 after adoption may be different from the fair values that would have been calculated under previous guidance. The Company is currently evaluating the impact that SFAS No. 157 will have on the Company’s financial position or results of operations when it is applied to non-financial assets and non-financial liabilities beginning in the first quarter of 2009.

Income Statement Presentation of Taxes Collected from Customers and Remitted to Government Authorities

In June 2006, the Emerging Issues Task Force reached a consensus on EITF Issue No. 06-03 (“EITF No. 06-03”), “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)”. EITF No. 06-03 provides that the presentation of taxes assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer on either a gross basis (included in revenues and costs) or on a net basis (excluded from revenues) is an accounting policy decision that should be disclosed. The provisions of EITF No. 06-03 become effective for fiscal years beginning after December 15, 2006. The adoption of EITF No. 06-03 did not have any effect on the Company’s consolidated financial position or results of operations.

Fair Value Option

In February 2007, the FASB issued SFAS No. 159, “ The Fair Value Option for Financial Assets and Financials Liabilities – Including an Amendment of FASB Statement No. 115” . This standard permits measurement of certain financial assets and financial liabilities at fair value. If the fair value option is elected, the unrealized gains and losses are reported in earnings at each reporting date. Generally, the fair value option may

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

be elected on an instrument-by-instrument basis, as long as it is applied to the instrument in its entirety. The fair value option election is irrevocable, unless a new election date occurs. SFAS No. 159 requires prospective application and also establishes certain additional presentation and disclosure requirements. The standard is effective as of the beginning of the fiscal year that begins after November 15, 2007. The Company is currently evaluating the provisions of SFAS No. 159 to determine the potential impact, if any, the adoption will have on the Company’s financial consolidated financial position or results of operations.

Business Combinations

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “ Business Combinations” (“SFAS No. 141R”). SFAS No. 141R significantly changes the accounting for business combinations Under SFAS No. 141R, an acquired entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition date fair value with limited exceptions. SFAS No. 141R will change the accounting treatment for certain specific acquisition related items including expensing acquisition related costs as incurred, valuing noncontrolling interests at fair value at the acquisition date and expensing restructuring costs associated with an acquired business. SFAS No. 141R also includes a substantial number of new disclosure requirements. SFAS No. 141R is to be applied prospectively to business combinations for which the acquisition date is on or after January 1, 2009. The Company expects SFAS No. 141R to have an impact on the accounting for future business combinations once adopted but the effect is dependent upon the acquisitions that will be made in the future.

Noncontrolling Interests in Consolidated Financial Statements

In December 2007, the FASB issued SFAS No. 160, “ Noncontrolling Interests in Consolidated Financial Statements – an amendment of Accounting Research Bulletin No. 51 (“SFAS No. 160”). SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective on January 1, 2009. The Company is currently evaluating the potential impact, if any, the adoption of SFAS No. 160 will have on the consolidated financial position, results of operations and cash flows.

Note 3: Net Income Per Share

Basic earnings per share at December 31, 2005, 2006 and 2007 is computed on the basis of the weighted average number of common shares outstanding. Diluted earnings per share at December 31, 2005, 2006 and 2007 is computed on the basis of the weighted average number of common shares outstanding plus the effect of outstanding employee stock options using the “treasury stock” method. The number of stock options excluded from the diluted earnings per share computation, because their effect was antidilutive for the year ended December 31, 2005 was 10,000 stock options, and for the years ended December 31, 2006 and 2007 was zero stock options.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The components of basic and diluted earnings per share were as follows:

	Year Ended December 31,
	2005	2006	2007
	(in thousands, except per share data)
Net Income	$76,073	$85,500	$152,599

Weighted average shares outstanding of:
Common stock	36,378	36,591	38,798

Dilutive effect of:
Employee stock options	227	126	236

Common stock and common stock equivalents	36,605	36,717	39,034

Net Income per share:
Basic	$2.09	$2.34	$3.93

Diluted	$2.08	$2.33	$3.91

Note 4: Comprehensive Income

SFAS No. 130, “Reporting Comprehensive Income”, requires the reporting of comprehensive income in addition to net income. Accumulated other comprehensive income includes foreign currency translation adjustments. For the years ended December 31, 2006 and 2007, as a result of the change in functional currency total comprehensive income included, in addition to net income, the effect of translating RUR and UAH denominated financial statements of the Company’s subsidiaries domiciled in Russia and Ukraine into the Company’s reporting currency, in accordance with SFAS No. 52.

Comprehensive income comprises the following:

	Year Ended December 31,
	2005	2006	2007
	(in thousands)
Net income, as reported	$76,073	$85,500	$152,599
Foreign currency translation adjustment	—	75,072	70,742

Comprehensive income	$76,073	$160,572	$223,341

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5: Goodwill and Intangible Assets

Amortization expense for intangible assets for the years ended December 31, 2005, 2006 and 2007 was $18.7 million, $21.0 million and $26.7 million, respectively. Amortization expense for the succeeding five years is expected to be as follows: 2008 – $33.8 million, 2009 – $33.9 million, 2010 – $32.7 million, 2011 – $31.5 million and 2012 – $28.8 million. The total gross carrying value and accumulated amortization of the Company’s intangible assets by major intangible asset class is as follows:

		As of December 31, 2006		As of December 31, 2007
		(in thousands)
	Weighted Average Amortization Lives	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Amortized intangible assets:
Telecommunications service contracts	10 years	$119,433	$(49,450)	$136,716	$(66,914)
Contract-based customer relationships	5 years	42,104	(28,578)	64,085	(36,542)
Licenses	10 years	26,948	(4,295)	114,246	(5,737)
Brand name	10 years	—	—	36,859	(4,563)
Other intangible assets	6 years	18,374	(7,991)	21,261	(9,826)

Total		$206,859	$(90,314)	$373,167	$(123,582)

The changes on the carrying amount of goodwill for the years ended December 31, 2006 and 2007, respectively, are as follows:

	Business & Corporate Segment	Carrier & Operator Segment	Consumer Internet Segment	Mobile Segment	Total
	(in thousands)
Balance as of December 31, 2005	$88,387	$59,732	$1,130	—	$149,249
Goodwill related to acquisitions	6,215	420	1,456	—	8,091
Other	(133)	(35)	(717)	—	(885)
Foreign currency translation adjustment	12,983	11,011	90	—	24,084

Balance as of December 31, 2006	$107,452	$71,128	$1,959	—	$180,539
Goodwill related to acquisitions	22,355	3,209	83,009	6,153	114,726
Other	(1,736)	(231)	(160)	—	(2,127)
Foreign currency translation adjustment	8,528	5,335	4,180	301	18,344

Balance as of December 31, 2007	$136,599	$79,441	$88,988	$6,454	$311,482

Note 6: Business Combinations and Investment Transactions

Acquisitions in 2005

In March 2005, the Company completed the acquisition of 75% ownership interest in Dicom LLC (“Dicom”), an early-stage wireless broadband enterprise, for approximately $0.5 million in cash. In conjunction with the acquisition, the Company entered into a participants’ agreement which provided the seller with a put option that, if exercised, would require the Company to purchase the seller’s remaining 25% interest at fair market value. In addition, the participants’ agreement provided the Company with a call option that, if exercised, would require the seller to sell after February 1, 2008 the seller’s 25% interest at fair value in Dicom at any time beginning after February 1, 2008, if Dicom’s valuation exceeds targeted levels by February 1, 2008. The results of Dicom have been included in the Company’s consolidated operations since March 31, 2005.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In September 2005, the Company completed the acquisition of 60% of Sakhalin Telecom LLC (“Sakhalin Telecom”), a fixed line alternative operator in the Far East region of Russia for $5.0 million in cash. As a result of this acquisition and combined with the Company’s previous ownership in Sakhalin Telecom, the Company now owns 83% of Sakhalin Telecom. In October 2005, the Company acquired 100% of ZAO Sochitelecom (“Sochitelecom”), a fixed line alternative operator in the Krasnodar region of Russia, for approximately $2.1 million in cash. The results of Sakhalin Telecom have been included in the Company’s consolidated operations since September 30, 2005. The results of Sochitelecom have been included in the Company’s consolidated operations since October 31, 2005.

The Company’s consolidated financial statements reflect the allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed, and as such, the Company has assigned approximately $2.1 million to telecommunications services contracts intangible assets which will be amortized over a weighted average period of approximately 10 years. The excess of the purchase price over the fair value of the net assets acquired of approximately $2.1 million has been assigned to goodwill and is not deductible for tax purposes. Approximately $1.5 million of this goodwill has been assigned to Business and Corporate Services reportable segment, approximately $0.3 million has been assigned to Carrier and Operator Services reportable segment and approximately $0.3 million has been assigned to Consumer Internet Services reportable segment.

In October 2005, the Company acquired 100% of Antel Rascom, Ltd., a British Virgin Islands company that owns 49% of ZAO Rascom (“Rascom”), an infrastructure and facilities company in northwest region of Russia, for approximately $10.0 million in cash. In December 2005, the Company acquired an additional 5% of Rascom for approximately $1.1 million in cash. The Company has concluded that its 54% investment in Rascom does not qualify for accounting under the consolidation method of accounting because the rights of the minority shareholder represent substantive participating rights, and as result, such rights overcome the presumption that the Company controls Rascom. Therefore, the Company accounts for this investment under the equity method.

In March 2005, the Company expensed approximately $1.0 million in external legal, financial and consulting fees related to an acquisition opportunity the Company decided not to pursue, including advisory fees of approximately $0.1 million paid to Alfa Group Consortium (“Alfa”), a related party. In September 2005, the Company expensed approximately $0.8 million in external legal, financial and consulting fees related to another acquisition, which the Company decided not to pursue.

Acquisitions in 2006

In March 2006, the Company completed the acquisition of 70% ownership interest in ZAO Tatar Intellectual Communications (“Tatintelcom”), an Internet service provider (“ISP”) in the Russian Republic of Tatarstan, for approximately $4.0 million of cash consideration. The Company has consolidated the financial position of Tatintelcom as of March 31, 2006 and the results of operations of Tatintelcom from April 1, 2006.

The Company’s consolidated financial statements reflect the allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed, and as such, the Company has assigned approximately $4.8 million to right of way intangible assets which will be amortized over a weighted average period of approximately 10 years.

In April 2006, the Company completed the acquisition of 100% ownership interest in TTK LLC (“TTK”), a fixed line alternative operator in the Ivano-Frankovsk region of Ukraine, for approximately $3.8 million consisting of cash consideration of $3.4 million and $0.4 recorded as a liability. The Company has consolidated the financial position of TTK from April 30, 2006 and the results of operations of TTK from May 1, 2006.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company’s consolidated financial statements reflect the allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed, and as such, the Company has assigned approximately $0.4 million to telecommunications services contracts intangible assets which will be amortized over a weighted average period of approximately 10 years. The excess of the purchase price over the fair value of the net assets acquired of approximately $2.0 million has been assigned to goodwill and is not deductible for tax purposes. This goodwill has been assigned to Business and Corporate Services reportable segment.

In June 2006, the Company completed the acquisition of 74% ownership interest in Kubtelecom LLC (“Kubtelecom”), a fixed line alternative operator in the Krasnodar region of Russia, for approximately $10.1 million of cash consideration, plus the assumption of $3.9 million of debt and other liabilities. The Company has consolidated the financial position of Kubtelecom from June 30, 2006. However, given the proximity of the acquisition to the Company’s quarter end, consolidation of Kubtelecom’s results of operations commenced from July 1, 2006. See Note 14 concerning litigation in association with the acquisition of Kubtelecom.

The Company’s consolidated financial statements reflect the allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed, and as such, the Company has assigned approximately $0.5 million to contract based customer relationship intangible assets which will be amortized over a weighted average period of approximately 10 years and $0.6 million to other intangible assets which will be amortized over a weighted average period of approximately 10 years. The excess of the purchase price over the fair value of the net assets acquired of approximately $3.7 million has been assigned to goodwill and is not deductible for tax purposes. Approximately $3.0 million of this goodwill has been assigned to Business and Corporate Services reportable segment, approximately $0.4 million has been assigned to Carrier and Operator Services reportable segment, and approximately $0.3 million has been assigned to Consumer Internet Services reportable segment.

In August 2006, the Company completed the acquisition of 100% ownership interest in Telcom LLC (“Telcom”), a fixed line alternative operator in Nizhny Novgorod, Russia, for approximately $1.7 million of cash consideration. The Company has consolidated the results of operations and financial position of Telcom from August 1, 2006.

The Company’s consolidated financial statements reflect the allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed, and as such, the Company has assigned approximately $0.1 million to telecommunications services contracts intangible assets which will be amortized over a weighted average period of approximately 10 years. The excess of the purchase price over the fair value of the net assets acquired of approximately $0.8 million has been assigned to goodwill and is not deductible for tax purposes.

In July 2006, the Company paid $7.5 million in cash for the acquisition of 75% ownership interest in S-Line LLC (“S-Line”), an early-stage wireless broadband enterprise in Kiev, Ukraine, which closed in October 2006. The acquisition of S-Line was accounted for as an asset purchase of telecommunication licenses through a VIE. In conjunction with this transaction, the Company also entered into an agreement whereby the Company provided a secured loan of $2.5 million to the seller with interest at 10% per annum. The loan is secured by the pledge of the remaining 25% interest in S-Line and matures in November 2010 and is recorded in other non-current assets. See Note 14 concerning a regulatory dispute in association with the acquisition of S-Line.

In October 2006, the Company completed the acquisition of 100% ownership interest in ZAO Corus ISP (“Corus”), an ISP in Ekaterinburg, Russia, for approximately $1.2 million of cash consideration.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company’s financial statements reflect the allocation of the purchase price, and as such, the Company has assigned approximately $1.2 million to goodwill which is not deductible for the tax purpose.

Acquisitions in 2007

In February 2007, the Company completed the acquisition of 65% ownership interest in Fortland Limited (“Fortland”) from an entity, the principal shareholder of which is also a shareholder in three of the Company’s other subsidiaries. Fortland owns Kolangon-Optim LLC (“Kolangon”), an early-stage digital video broadcast enterprise in Russia. The Company acquired Fortland for approximately $51.7 million consisting of cash consideration of approximately $38.6 million paid in April 2007, and a deferred payment of $11.1 million which was subject to certain conditions and was paid in February 2008, approximately $0.2 million of direct transaction costs and the assumption of approximately $1.8 million debt. The acquisition of Fortland was accounted for as an asset purchase of television license through a variable interest entity. The Company has consolidated the financial position and results of operations of Fortland from February 1, 2007. On acquisition, the Company allocated approximately $71.4 million to licenses, approximately $17.2 million to deferred tax liability, and approximately $15.0 million to noncontrolling interest. In conjunction with this transaction, the Company also entered into an agreement whereby the Company agreed to provide a secured loan of approximately $12.1 million to the seller. The loan, issued in April 2007, is secured by a pledge of a 15% interest in Fortland owned by the seller and matures in April 2011. In conjunction with this transaction, the Company also entered into a put option agreement that, if exercised, would require the Company to purchase the seller’s remaining 35% interest in Fortland at fair market value. In conjunction with this transaction, the Company also entered into a call option agreement that, if exercised, would require the seller to sell the seller’s remaining 35% interest in Fortland at fair market value. The put and call options are exercisable on and after September 30, 2010.

In April 2007, the Company completed the acquisition of 100% ownership interest in ZAO Telecommunications Agency (“Atel”), a fixed line alternative telecommunications operator in Perm, for approximately $4.5 million in cash consideration. The Company has consolidated the financial position and results of operations of Atel from April 1, 2007.

The Company’s consolidated financial statements reflect the preliminary allocation of the purchase price based on a preliminary fair value assessment of the assets acquired and liabilities assumed, and as such, the Company has assigned approximately $2.8 million to fixed assets which will be depreciated over a weighted average period of approximately 7 years and approximately $0.3 million to deferred tax liability. The excess of the purchase price over the fair value of the net assets acquired of approximately $2.0 million has been assigned to goodwill and is not deductible for tax purposes. The purchase price allocation will be finalized upon completion of the valuation of the acquired fixed and intangible assets. The goodwill has been assigned to Business and Corporate Services reportable segment.

In May 2007, the Company completed the acquisition of 100% ownership interest in ICA Center of Commercial Real Estate LLC (“CKN”), which owns 6,181 square meters of a building in Moscow. The Company acquired CKN for approximately $9.8 million of cash consideration. The acquisition of CKN was accounted for as an asset purchase of a building through a variable interest entity. On acquisition, the Company allocated $12.0 million to fixed assets and approximately $2.2 million to deferred tax liability. The Company has consolidated the financial position and the results of operations of CKN from May 1, 2007.

In May 2007, the Company completed the acquisition of a 51% ownership interest in ZAO Cortec and its subsidiaries (together “Corbina”) from Inure Enterprises Ltd. and Rambert Management Limited, pursuant to a Stock Purchase Agreement. The total purchase price of approximately $196.9 million consisted of approximately $142.1 million of GTI’s common stock, representing 3,193,219 shares, cash consideration of approximately

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

$8.2 million, and direct transaction costs of approximately $1.6 million. In addition, as part of the purchase price, the Company refinanced $45.0 million of debt that the seller owed to OAO Vneshtorgbank. The refinancing was effected through a loan to Corbina from the Company. The purchase consideration of GTI’s common stock, which was issued on May 25, 2007, was determined based on the closing price of the Company’s common stock on December 20, 2006, when the Company announced that it had entered into a binding Memorandum of Understanding with Dawn Key Limited to acquire a 51% ownership interest in Corbina. Accordingly, the GTI shares issued in consideration are valued based on the average closing price of the Company’s common stock for the five consecutive trading days between December 18, 2006 and December 22, 2006, which was $44.51 per share. Management believes the acquisition of 51% of Corbina further strengthens the Company’s position in the Company’s broadband strategy and positions the Company to realize future operating and cost synergies. Corbina is an integrated telecommunications provider of telecommunications and Internet services in Russia. The Company has consolidated the financial position of Corbina from May 31, 2007 and the results of operations of Corbina from June 1, 2007. Corbina held a variable interest and was the primary beneficiary of Mircom Trading, Inc. (“Mircom”), a British Virgin Islands registered wholesale telecommunications operator providing a range of carrier and operator services to foreign telecommunications operators. Mircom is owned by a member of the Board of Directors of Corbina. The creditors of Mircom have no recourse to the Company’s general credit. The Company changed its relationship with Mircom and determined that Mircom no longer qualifies as a variable interest entity. Mircom was deconsolidated as of July 1, 2007.

The acquisition of 51% ownership interest in Corbina was accounted for as a purchase business combination in accordance with SFAS No. 141, “Business Combinations”. The following is the condensed balance sheet of Corbina as of May 31, 2007 reflecting the preliminary purchase price allocation to the net assets acquired:

May 31, 2007
(in thousands)
ASSETS:
Current assets	$32,987
Property and equipment	158,266
Intangible assets	50,550
Goodwill	104,343
Other assets	14,355

Total assets	$360,501

LIABILITIES:
Current liabilities	$102,393
Non-current liabilities	25,157

Net assets	$232,951

Less: Minority interest in net assets acquired	(36,096)

Total purchase consideration and transaction costs	$196,855

Consideration and transaction costs:
GTI shares consideration	142,130
Cash consideration	8,204
Loan refinancing	45,000
Direct transaction costs	1,521

Total purchase consideration and transaction costs	$196,855

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company’s financial statements reflect the preliminary allocation of the purchase price based on a preliminary fair value assessment of the assets acquired and liabilities assumed, and as such, the Company has assigned approximately $32.8 million to brand which will be amortized over a period of 10 years, approximately $10.5 million to telecommunications service contracts intangible assets which will be amortized over a weighted average period of approximately 7 years, approximately $6.7 million to contract-based customer relationship intangible assets which will be amortized over a weighted average period of approximately 9 years, approximately $0.1 million to licenses which will be amortized over a weighted average period of 5 years, and approximately $0.4 million to other intangible assets which will be amortized over a weighted average period of 5 years. The Company has recorded approximately $22.7 million of tax contingencies. The purchase price allocation will be finalized upon the completion of the valuation of the acquired fixed and intangible assets and resolving tax contingencies. The excess purchase price over the fair value of the net tangible and intangible assets acquired of approximately $104.3 million has been assigned to goodwill and is not deductible for tax purposes. Approximately $13.0 million of this goodwill has been assigned to the Business and Corporate Services reportable segment, approximately $1.8 million of this goodwill has been assigned to the Carrier and Operator Services reportable segment, approximately $83.3 million of this goodwill has been assigned to the Consumer Internet Services reportable segment, and approximately $6.2 million of this goodwill has been assigned to the Mobile Services reportable segment.

The following unaudited pro forma consolidated results of operations for the Company give effect to the Corbina business combination as if it had occurred at the beginning of 2006 and to give effect to the Corbina business combination as if it had occurred at the beginning of 2007. These unaudited pro forma amounts are provided for informational purposes only and do not purport to present the results of operations of the Company had the transactions assumed therein occurred on or as of the date indicated, nor is it necessarily indicative of the results of operations which may be achieved in the future.

	Twelve Months Ended December 31,
	2006	2007
	(unaudited)
	(in thousands, except per share data)
Revenue	$938,422	$1,340,700
Income before cumulative effect of a change in accounting principle	80,097	151,428
Cumulative effect of a change in accounting principle	(681)	—

Net income	$79,416	$151,428

Basic earnings per share of common stock:
Income before cumulative effect of a change in accounting principle	$2.02	$3.90
Cumulative effect of a change in accounting principle	(0.02)	—

Net income per share – basic	$2.00	$3.90

Diluted earnings per share of common stock:
Income before cumulative effect of a change in accounting principle	$2.01	$3.88
Cumulative effect of a change in accounting principle	(0.02)	—

Net income per share – diluted	$1.99	$3.88

In June 2007, the Company completed the acquisition of 100% ownership interest in ZAO Direct Net Telecommunications (“DirectNet”) and ZAO Satcom Tel (“Satcomtel”), fixed line alternative telecommunications operators in Moscow and the assets of NDNT, Inc. and NDNT (UK) Limited, for approximately $1.5 million in cash consideration, including the assignment of approximately $0.7 million of debt from the seller to the Company. The Company has consolidated the financial position and the results of operations of DirectNet and Satcomtel from June 1, 2007.

GOLDEN TELECOM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company’s consolidated financial statements reflect the preliminary allocation of the purchase price based on a preliminary fair value assessment of the assets acquired and liabilities assumed, and as such, the Company has assigned approximately $0.1 million to telecommunications services contracts intangible assets which will be amortized over a weighted average period of approximately 10 years and approximately $0.4 million to fixed assets which will be depreciated over a weighted average period of approximately 5 years. The excess of the purchase price over the fair value of the net assets acquired of approximately $2.0 million has been assigned to goodwill and is not deductible for tax purposes. The purchase price allocation will be finalized upon completion of the valuation of the acquired fixed and intangible assets. The goodwill has been assigned to Business and Corporate Services reportable segment.

In June 2007, the Company completed the acquisition of 75% ownership interest in Alcar LLC (“Alcar”), an early-stage WiFi enterprise in Russia from an entity, the principal share holder of which is also a shareholder in four of the Company’s other subsidiaries. The Company acquired Alcar for approximately $1.9 million of cash consideration. The acquisition of Alcar was accounted for as an asset purchase of WiFi frequencies through a variable interest entity. On acquisition, the Company allocated approximately $2.5 million to licenses, approximately $0.6 million to deferred tax liability, and approximately $0.5 million to noncontrolling interest. The Company has consolidated the financial position and the results of operations of Alcar from June 1, 2007.

In August 2007, the Company completed the acquisition of 75% ownership interest in Satel Tsentr LLC (“Satel”), an early stage WiFi enterprise in the Moscow region of Russia, from an entity, the principal shareholder of which is also a shareholder in four of the Company’s other subsidiaries. The Company acquired Satel for approximately $1.9 million in cash consideration. The acquisition of Satel was accounted for as an asset purchase of WiFi frequencies through a variable interest entity. On acquisition, the Company allocated approximately $2.5 million to licenses, approximately $0.6 million to deferred tax liability, and approximately $0.5 million to noncontrolling interest. In conjunction with this transaction, the Company also entered into a put option agreement that, if exercised, would require the Company to purchase the seller’s remaining 25% interest in Satel at fair market value. In conjunction with this transaction, the Company also entered into a call option agreement that, if exercised, would require the seller to sell the seller’s remaining 25% interest in Satel at fair market value. The put and call options are exercisable on or after September 30, 2010. The Company has consolidated the financial position and results of operations of Satel from August 1, 2007.

In August and September 2007, the Company completed the acquisition of 50% ownership interest in eight fixed line alternative telecommunications operators in various regions of Russia, for approximately $2.5 million in cash consideration. As a result of these acquisitions and combined with the Company’s previous ownership interest, the Company now has 100% ownership interest in these eight entities. On acquisition, the Company allocated $1.0 million to property and equipment and $1.7 million to goodwill.

In December 2007, the Company completed the acquisition of 100% ownership interest in New Telecom Technologies LLC (“NTT”), a channel rent service provider in Krasnodar, Russia for approximately $1.3 million in cash consideration. The Company has consolidated the financial position and results of operations of NTT from December 1, 2007.

The Company’s consolidated financial statements reflect the preliminary allocation of the purchase price based on a preliminary fair value assessment of the assets acquired and liabilities assumed, and as such, the Company has assigned approximately $0.7 million to contract based customer relationship intangible assets which will be amortized over a weighted average period of approximately 5 years. Approximately $0.3 million has been allocated to fixed assets which will be depreciated over a weighted average period or approximately 8 years and $0.3 million to deferred tax liability. The purchase price allocation will be finalized upon completion of the valuation of the acquired fixed and intangible assets.

GOLDEN TELECOM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In December 2007, the Company completed the acquisition of 100% ownership interest in ZAO Bryansktel and BryanskIntel LLC which together form Group BryanskTel (“BryanskTel”), a leading alternative communication carrier in Bryansk, Russia. The Company acquired BryanskTel for approximately $5.6 million in cash consideration. The Company has consolidated the financial position and results of operations of BryanskTel from December 1, 2007.

The Company’s consolidated financial statements reflect the preliminary allocation of the purchase price based on a preliminary fair value assessment of the assets acquired and liabilities assumed, and as such, the Company has assigned approximately $4.5 million to contract based customer relationship intangible assets which will be amortized over a weighted average period of approximately 5 years and approximately $1.1 million to deferred tax liability. The excess of the purchase price over the fair value of the net assets acquired of approximately $0.4 million has been assigned to goodwill and is not deductible for tax purposes. The purchase price allocation will be finalized upon completion of the valuation of the acquired fixed and intangible assets. The goodwill has been assigned to Business and Corporate Services reportable segment.

In December 2007, the Company completed the acquisition of 100% ownership interest in Skat-7 LLC (“Skat-7”), a fixed line alternative operator, in Cherepovets, Russia for approximately $7.5 million in cash consideration. The Company has consolidated the financial position and results of operations of Skat-7 from December 1, 2007.

The Company’s consolidated financial statements reflect the preliminary allocation of the purchase price based on a preliminary fair value assessment of the assets acquired and liabilities assumed, and as such, the Company has assigned approximately $2.2 million to contract based customer relationship intangible assets which will be amortized over a weighted average period of approximately 5 years and allocated approximately $0.5 million to deferred tax liability. The excess of the purchase price over the fair value of the net assets acquired of approximately $4.5 million has been assigned to goodwill and is not deductible for tax purposes.

Pro-forma operating results assuming all of the above business combinations, except for Corbina, had occurred as of the beginning of 2005 would not be materially different from the results of operations as presented in the accompanying consolidated financial statements.

Note 7: Investments in and Advances to Ventures

The Company has various investments in ventures that are accounted for by the equity method. The Company had ownership percentages in its equity method investments range from approximately 50% to 54%. Refer to Note 6 for further discussion on the accounting for the Company’s 54% investment in Rascom.

The components of the Company’s investments in and advances to ventures are as follows:

	December 31,
	2006	2007
	(in thousands)
Equity in net assets acquired	$13,448	$16,955
Goodwill as part of investment	1,313	1,313
Difference between fair value and historical value of assets acquired	(1,355)	(1,615)
Cash advances and other	(1,520)	(1,223)

Total investments in and advances to ventures	$11,886	$15,430

GOLDEN TELECOM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company has financed the operating and investing cash flow requirements of several of the Company’s ventures in the form of cash advances. The Company aggregates all of the receivable and payable balances with the ventures in the Company’s investments in and cash advances to the ventures.

Note 8: Supplemental Balance Sheet Information

	December 31,
	2006	2007
	(in thousands)
Other current assets consist of:
Interest receivable	$120	$1,198
Deferred cost	4,355	6,862
Other current assets	1,089	2,173

Total other current assets	$5,564	$10,233

Other non-current assets consist of:
Deferred tax asset	$1,139	$2,094
Deferred cost	8,731	13,655
Deferred debt issuance cost	—	3,149
Other non-current assets	1,871	1,104

Total other non-current assets	$11,741	$20,002

Accounts payable and accrued expenses consists of:
Accounts payable	$78,799	$143,436
Accrued compensation	33,367	32,844
Accrued other taxes	3,717	12,415
FIN No. 48 liability	—	18,925
Accrued access and network services	27,734	38,548
Interest payable	64	1,903
Other accrued expenses	2,377	8,546

Total accounts payable and accrued expenses	$146,058	$256,617

Note 9: Debt Obligations and Capital Leases

The Company’s debt consists of:

	December 31,
	2006	2007
	(in thousands)
Term Facility Agreement	$—	$225,000
Citibank Credit Facility	6,600	14,666
Calyon Bank Credit Facility	3,921	2,178
Other Credit Facilities	1,813	995

	12,334	242,839
Less: debt maturing within one year	12,305	17,680

Total long-term debt	$29	$225,159

In January 2007, the Company entered into a five-year term facility agreement (the “Facility Agreement”) with banks, financial institutions and other institutional lenders, Citibank, N.A. London Branch and ING Bank N.V. as mandated lead arrangers, and Citibank International plc as agent. The Facility Agreement established an unsecured credit facility under which, the Company, GTS Finance, Inc., a wholly-owned subsidiary of the

GOLDEN TELECOM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Company, and Sovintel may borrow up to an aggregate of $275.0 million. The Facility Agreement carries interest at a rate equal to London Interbank Offered Rate (“LIBOR”) plus 1.5% per annum for the first twenty-four months and LIBOR plus 2% per annum thereafter (equivalent to approximately 6.5% at December 31, 2007). Funds borrowed may be used for general corporate purposes, including acquisitions, the payment of dividends and capital expenditures. The Facility Agreement places various restrictions on the Company related to incurrence of debt, asset disposals, mergers and acquisitions, and negative pledges. The Facility Agreement also requires the Company to meet various financial and non-financial covenants, including several restrictions related to financial condition. As of December 31, 2007, the Company has borrowed $225.0 million under the Facility Agreement. In February 2007, the Company paid approximately $3.9 million of arrangement fees to the lead arrangers which are recorded in other non-current assets.

In September 2006, Sovintel entered into a 90 day short-term revolving credit facility for up to $15.0 million with ZAO Citibank. As of December 31, 2007, Sovintel has borrowed $14.7 million under this credit facility. The credit facility carries interest at a rate of 8% per annum. The credit facility requires Sovintel to maintain accounts with ZAO Citibank in the currencies of the loan and ensure that the aggregate amount of incoming payments credited to Sovintel’s accounts with ZAO Citibank in any calendar month is equal to, or greater than 30% of the aggregate amount of the loans outstanding as of the last day of such month.

In July 2006, Golden Telecom (Ukraine) (“GTU”), the Company’s subsidiary in Ukraine entered into one-year revolving, credit facility for up to $3.5 million plus a cash coverage facility of up to $2.0 million with Calyon Bank Ukraine (“Calyon”). This credit facility has been prolonged until March 2008. As of December 31, 2007, GTU had outstanding $2.2 million under this credit facility. The credit facility carries interest at a rate equal to LIBOR plus 2% for the loans denominated in USD and at prevailing bank’s offered rate plus a margin of 2% for the loans denominated in Ukrainian Hryvna (equivalent to approximately 14%, on average for loans outstanding, at December 31, 2007). The credit facility requires GTU to maintain accounts with Calyon in the currency of the loan and ensure that the aggregate amount of incoming payments credited to GTU’s accounts with Calyon in any calendar month is equal to, or greater than 50% of the aggregate amount of monthly sales at least within the terms of credit facility agreement.

In August 2005, the Company entered into a lease for fiber optic capacity, including facilities and maintenance, on major routes within Ukraine. The lease has a term of five years with total payments of $4.1 million over the term of the lease. The lease is classified as a capital lease in the balance sheet.

In January 2007, the Company entered into a five year lease agreement with ZAO Rascom, the Company’s equity method investee, for the right to use eight STM-64 fiber optic cable systems between Moscow and Stockholm. The Company had the right to take possession of two STM-64 fiber optic cable systems as of January 1, 2007 and the option to increase to six STM-64 fiber optic cable systems in the future. In connection with this lease, the Company has recorded a capitalized leased asset, which was approximately $5.9 million as of December 31, 2007.

In February 2007, the Company entered into a five year lease agreement for the right to use STM-1 fiber optic capacity on major routes within Russia. The Company had the right to take possession of this STM-1 fiber optic capacity beginning April 1, 2007. In March 2007, the Company issued a $2.0 million loan to the same company that has provided the lease, in May 2007 the Company issued a loan of approximately $5.9 million to the same company that has provided the lease and in October 2007 the Company issued an additional $1.9 million loan to the same company that has provided the lease. The loan has payment terms of 59 months, which start in May 2007, and carries interest at the rate of 9 percent per annum. In connection with this lease, the Company has recorded a capitalized leased asset and a related capital lease obligation, which were approximately $10.4 million and $9.2 million, respectively as of December 31, 2007.

GOLDEN TELECOM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In October 2007 the Company entered into a five year lease agreement with ZAO Rascom, the Company’s equity method investee, for the right to use digital circuit between Moscow and Stockholm. In connection with this lease, the Company has recorded a capitalized leased asset, which was approximately $0.7 million as of December 31, 2007.

The following table presents minimum lease payments under capital leases:

Lease payments
(in thousands)
2008	$4,050
2009	3,144
2010	2,878
2011	2,495
2012	728

13,295
Less: amount representing interest	1,986

Total principal payments	$11,309

The Company paid interest of $0.6 million, $0.5 million and $11.0 million in 2005, 2006 and 2007, respectively.

Note 10: Derivative Financial Instruments

The Company accounts for its derivative and hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. The Company is exposed to market risk from changes in interest rates. The Company used a derivative financial instrument to manage or hedge its interest rate risk. The Company did not hold or issue derivatives or other financial instruments for trading purposes.

At December 31, 2007 the Company was exposed to market risk related to fluctuations in interest rates on the Facility Agreement as discussed in Note 9. The objective of the derivative instrument was to eliminate the variability of cash flows in the interest payments for this variable-rate debt. The Company’s strategy to achieve that objective involved entering into an interest rate swap that was specifically designated to certain variable rate instrument.

The Company entered into an interest rate swap agreement with a notional amount of $225.0 million with Citibank, N.A. London Branch, effective from October 26, 2007 through October 26, 2010. Pursuant to the agreement, the Company will exchange interest payments on a regular basis and pay a fixed rate equal to 4.355% in the event the LIBOR rate is equal to no greater than 5.4%, otherwise the Company will pay the LIBOR floating rate.

At the inception date of October 26, 2007, the interest rate swap agreement was not designated as hedging instrument under SFAS 133. Accordingly, the Company was required to mark to market the fair value of the derivative at the end of the reporting period. The liability in the amount of $3.2 million associated with this interest rate swap agreement was recorded in other non-current liabilities in the Consolidated Balance Sheet for the period ended December 31, 2007, reflecting the change in the fair value of the interest rate swap agreement between inception and reporting dates.

GOLDEN TELECOM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11: Shareholders’ Equity

Common Stock

In May 2006, the Company granted 8,379 restricted shares of the Company’s common stock, par value $0.01 per share, to certain members of the Board of Directors of the Company. These restricted shares vested after one year.

In May 2007, the Company granted 6,120 restricted shares of the Company’s common stock, par value $0.01 per share, to certain members of the Board of Directors. These restricted shares vest after one year. In July 2007, the Company granted 1,500 restricted shares of the Company’s common stock, par value $0.01 per share, to a member of management. These restricted shares vest after one year.

At December 31, 2007, there were 7,620 unvested restricted shares of the Company’s common stock with a value of approximately $0.4 million. The unvested restricted shares relate to restricted shares issued to certain members of the Board of Directors and a member of senior management of the Company.

In May 2007, the Company issued 3,193,219 unregistered shares of common stock to Inure in partial settlement of the purchase price for the acquisition of 51% ownership interest in Corbina.

In July 2007, the Company issued 392,988 unregistered shares of the Company’s common stock, par value $0.01, to OAO Rostelecom (“Rostelecom”) for cash consideration of approximately $20.4 million, or $51.95 per share of common stock, the closing price on the NASDAQ Global Select Market (“NASDAQ”) on May 25, 2007. Rostelecom had the right to acquire these shares under the Shareholders Agreement dated as of August 19, 2003. This right became exercisable due to Company shares being issued as part of the acquisition of Corbina. No underwriter or underwriting discount was involved in the offering. The shares of common stock were not registered under the Securities Act in reliance on an exemption under Section 4(2) thereof.

The Company’s outstanding shares of common stock increased by 215,097 shares and 107,049 shares in the years ended December 31, 2006 and 2007, respectively, issued in connection with the exercise of employee stock options. As of December 31, 2007, the Company had reserved 1,893,350 shares of common stock for issuance to certain employees and directors in connection with the Equity Plan.

Preferred Stock

On May 17, 2000, the Company’s shareholders authorized 10 million shares of preferred stock, none of which have been issued.

Dividends

During 2006, the Company paid three quarterly dividends of $0.20 per common share, for a total of $0.60 per common share for the year. The total amount paid by the Company was $22.0 million.

The Company did not pay any dividends in 2007.

Note 12: Stock Appreciation Rights and Stock Option Plans

During the years ended December 31, 2005, 2006 and 2007, the Company recorded pretax stock-based compensation expense of approximately zero, $19.5 million and $29.0 million, respectively, related to the expensing of the Company’s SARs, non-qualified stock options and restricted shares.

GOLDEN TELECOM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In September 2005, the Company granted SARs to the Company’s Chief Executive Officer (“CEO”) with respect to 200,000 shares of the Company’s common stock, at a share price which was the closing price of the Company’s common stock on the NASDAQ on July 19, 2005 (“CEO Granting Share Price”), which was $29.83, one-third of which vests and becomes nonforfeitable on each of the first three anniversary dates from September 1, 2005, provided the CEO remains continuously employed by the Company until each such relevant date. The SARs become fully vested if there is a change in control, which occurred in February 2008. If, prior to February 28, 2009 and during the CEO’s period of employment with the Company, the average closing stock price of one share of the Company’s common stock on the NASDAQ exceeded $50.00 during any thirty day consecutive period, the CEO would be granted SARs for an additional 200,000 shares of the Company’s common stock at the CEO Granting Share Price, which SARs would be fully vested upon issuance. On February 3, 2007, the Company’s common stock achieved the $50.00 threshold and the CEO was granted additional fully vested SARs in respect of 200,000 shares of the Company’s common stock. The SARs granted do not have a contractual term. However, all SARs shall be cancelled, and the Company shall make a payment to the CEO upon the termination of employment for any reason with respect of the SARs vested. The SARs provide for a cash only settlement and the related obligation is recorded as a liability in the consolidated financial statements.

The Company has established the Golden Telecom, Inc. 2005 Stock Appreciation Rights Plan (“2005 SAR Plan”) and the EDN Sovintel 2005 Stock Appreciation Rights Bonus Plan (“Sovintel SAR Plan”), which are approved by the Company’s Board of Directors. The 2005 SAR Plan and the Sovintel SAR Plan permit the grant of SARs to the Company’s senior management and employees. SAR awards are granted at a share price which is the lower of: (i) the average between the high and low sales price per share of the Company’s common stock on the grant date, or in case no such sale takes place on the grant date, the last date on which a sale occurred or (ii) the average closing sales price per share of the Company common stock for the fourteen trading days immediately preceding such date (“Granting Share Price”). Seventy-five percent of the SAR grant shall be subject to time vesting, one-third of which shall be and become vested and nonforfeitable on each of the first three anniversary dates from the grant date, provided that the employee remains continuously employed by the Company until each such relevant date. The Granting Share Price shall increase by five percent on each anniversary date after the grant date in association with the SARs that shall be and become vested and nonforfeitable on each such anniversary date. Twenty-five percent of the SARs granted were subject to market condition vesting upon the Company’s common stock achieving a closing trading price of at least $50.00 per share for thirty consecutive days as determined in the sole discretion of the Company. On February 22, 2007, the Company’s common stock achieved the $50.00 threshold and the market condition SARs became fully vested. The SARs have a contractual term of five years. The aggregate number of shares of common stock which may be issued pursuant to the 2005 SAR Plan at the discretion of the grantees, shall be 200,000 shares. The SARs issued pursuant to the Sovintel SAR Plan provide for a cash only settlement. The related obligation is recorded as a liability in the consolidated financial statements.

The fair value of each SAR award is estimated at the end of each reporting period using the Monte Carlo simulation-based valuation model that uses the assumptions described in the table below. Estimated volatilities are based on historical volatility of the Company’s stock for the period matching the awards’ expected term. The Company uses historical data to estimate SAR exercise and employee termination within the valuation model; separate groups of employees that have similar historical exercise behavior are considered together for valuation purposes. The expected term of SARs granted is derived from the output of the SAR valuation model and represents the period of time that SARs granted are expected to be outstanding. The risk-free rate for periods within the expected term of the SAR is based on the US Treasury yield curve in effect at the end of the reporting period.

GOLDEN TELECOM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Year Ended December 31,
	2006	2007
Weighted-average volatility	42.5%	40.9%
Expected dividend yield	1.7%	—
Expected term	0.12 – 4.75 years	0.21 – 1.75 years
Risk-free rate	4.7%	3.5%

A summary of activity under the SARs Plan, the Sovintel SARs Plan, and the SARs granted to the CEO outside of these plans, as of December 31, 2005, 2006 and 2007, and changes during the twelve months then ended are presented below:

	Year Ended December 31,
	2005			2006			2007
	SARs	Weighted Average Exercise Price	Aggregate Intrinsic Value	SARs	Weighted Average Exercise Price	Aggregate Intrinsic Value (in thousands)	SARs	Weighted Average Exercise Price	Aggregate Intrinsic Value (in thousands)
Outstanding at beginning of year	—	—		1,251,800	$29.19		1,293,800	$29.05
SARs granted	1,251,800	$29.19		177,000	27.94		—	—
SARs exercised	—	—		(20,200)	28.15		(926,334)	28.61
SARs expired	—	—		—	—		—	—
SARs forfeited	—	—		(114,800)	28.91		(48,600)	28.82

Outstanding at end of year	1,251,800	29.19	—	1,293,800	29.05	$23,007	318,866	30.38	$7,467

Exercisable at end of year	—	—	—	233,217	$28.63	$4,247	11,500	$28.29	$293

The weighted-average fair value of SARs outstanding as of December 31, 2007 was $21.99 per SAR. As of December 31, 2007, there was approximately $1.9 million of total unrecognized compensation cost related to non-vested SARs awards. That cost is expected to be recognized over a weighted-average requisite service period of 0.9 years.

The Company paid SARs of none, $0.3 million, and $26.8 million in 2005, 2006 and 2007, respectively.

The Company has established the 1999 Equity Participation Plan of Golden Telecom, Inc. (the “Equity Plan”) and granted stock options to key employees and members of the Board of Directors of the Company. In April 2007, the Compensation Committee of the Board of Directors recommended and the Board of Directors approved an amendment to the Equity Plan to increase the number of shares available under the Equity Plan by 1,000,000. The decision of the Board of Directors was ratified by the Company’s shareholders on May 17, 2007. Under the Equity Plan not more than 5,320,000 shares of common stock (subject to anti-dilution and other adjustment provisions) are authorized for issuance upon exercise of options or upon vesting of restricted or deferred stock awards. As of December 31, 2007, there were 1,893,350 securities remaining available for future issuance under the Company’s Equity Plan.

The fair value of options granted under the Equity Plan in 2005 are estimated to be $13.44 per common share on the date of grant using the Black Scholes option pricing model with the following assumptions:

Year Ended December 31, 2005
Risk free interest rate	3.86%
Dividend yield	3.0%
Expected life (years)	3.0
Volatility	88%

GOLDEN TELECOM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

There were no options granted under the Equity Plan in 2006.

The fair value of options granted under the Equity Plan in 2007 on the date of grant is estimated using the Monte Carlo simulation-based valuation model that uses the assumptions described in the table below.

Year Ended December 31, 2007
Risk free interest rate	4.98%
Dividend yield	—
Expected life (years)	4.2
Volatility	42%

On June 27, 2007, the terms of the outstanding SARs issued under the 2005 SAR Plan and the Sovintel SAR Plan were modified to cap the maximum payout to the employee at the closing sales price per share of the Company’s common stock on the NASDAQ on June 27, 2007, or $53.80. On June 27, 2007, the participants of the 2005 SAR Plan, the Sovintel SAR Plan, and the SARs granted to the CEO outside of these plans, were granted 829,950 stock options (one stock option for every capped SAR) with essentially the same terms as the capped SARs with the exercise price of $53.80.

On June 28, 2007, the Company’s Board of Directors approved and the Company granted 621,870 options to senior management and key employees. Under the terms of the Company’s Equity Plan the options were granted at a share price which was the closing sales price per share of the Company’s common stock on the NASDAQ on the date immediately preceding the date of grant, which was $53.80 (“Option Granting Share Price”). Seventy-five percent of the options grant shall be subject to time vesting, one-third of which shall be and become vested and nonforfeitable on each of the first three anniversary dates from the grant date, provided that the employee remains continuously employed by the Company until each such relevant date. The Option Granting Share Price shall increase by five percent on each anniversary date after the grant date in association with the options that shall be and become vested and nonforfeitable on each such anniversary date. Twenty-five percent of the options granted are subject to market condition vesting upon the Company’s common stock achieving an average closing trading price of at least $82.15 per share for thirty consecutive days as determined in the sole discretion of the Company. On October 18, 2007, the Company’s common stock achieved the $82.15 threshold and the market condition stock options became fully vested. The options have a contractual term of five years and were to be settled in stock only, but in connection with the merger in February 2008 the options were converted into the right to receive $105 in cash less the exercise price. The rights to receive cash continue to vest in accordance with their vesting schedule.

Additional information with respect to stock options activity is summarized as follows:

	Year Ended December 31,
	2005		2006		2007
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	517,013	$14.18	373,012	$14.31	157,915	$13.82
Options granted	2,500	26.32	—	—	1,549,820	55.85
Options exercised	(109,000)	13.31	(215,097)	14.66	(107,049)	30.66
Options expired	(12,500)	20.88	—	—	(12,660)	14.52
Options forfeited	(25,001)	14.00	—	—	(9,125)	55.46

Outstanding at end of year	373,012	14.31	157,915	13.82	1,578,901	53.69

Exercisable at end of year	369,817	$14.22	157,915	$13.82	736,858	$49.33

GOLDEN TELECOM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes information about stock options outstanding and exercisable at December 31, 2007:

	Options Exercisable
Exercise Prices at December 31, 2007:	Number Outstanding and Exercisable	Weighted Average Remaining Contractual Life (In Years)	Intrinsic Value (In thousands)
$12.00	62,154	3.6	$ 5,529
15.63	19,401	2.7	1,655
53.80	644,803	4.5	30,402
55.01	7,500	4.5	345
61.04	1,500	4.8	60
68.61	1,500	4.7	48

	736,858		$38,039

The weighted-average fair value of stock options outstanding as of December 31, 2007 was $19.24 per stock option. As of December 31, 2007, there was approximately $9.9 million of total unrecognized compensation cost related to non-vested stock option awards.

Note 13: Income Taxes

The components of income before income taxes and minority interest were as follows:

	Year Ended December 31,
	2005	2006	2007
	(in thousands)
Pretax income (loss):
Domestic	$(8,405)	$(11,176)	$13,168
Foreign	125,272	142,582	205,352

	$116,867	$131,406	$218,520

The following is the Company’s significant components of the provision for income taxes attributable to continuing operations:

	Year Ended December 31,
	2005	2006	2007
	(in thousands)
Domestic – current	$—	$—	$—
Domestic – deferred	2,234	—	(19)
Foreign – current	41,630	44,242	76,348
Foreign – deferred	(6,048)	(3,825)	(18,018)

	$37,816	$40,417	$58,311

The Company paid income taxes of $41.4 million, $43.4 million and $65.1 million in 2005, 2006 and 2007, respectively.

US taxable income or losses recorded are reported on the Company’s consolidated US income tax return. The Company was allocated its proportionate share, $23.6 million, of GTS’ US net operating loss carry-forwards (“NOLs”) in 1999. As of December 31, 2007, the Company had NOLs for US federal income tax purposes of

GOLDEN TELECOM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

approximately $18.6 million expiring in fiscal years between 2019 through 2027. In 2005, the Company recorded a full valuation allowance for NOLs for US federal income tax purposes of $4.7 million. The Company also has NOLs for Cyprus tax purposes of approximately $20.6 million that do not expire. However, the Company has also recorded a valuation allowance for Cyprus NOLs since it does not anticipate recognizing taxable income in Cyprus.

The reconciliation of the US statutory federal tax rate of 35.0% to the Company’s effective tax rate is as follows:

	Year Ended December 31,
	2005	2006	2007
Tax expense at US statutory rates	(35.0)%	(35.0)%	(35.0)%
Stock based compensation	—	0.1	(1.9)
Other non-deductible expenses	(4.8)	(4.8)	(3.7)
Different foreign tax rates	11.9	11.9	10.1
Change in valuation allowance	(4.2)	(2.4)	4.1
Other permanent differences	(0.3)	(0.6)	(0.3)

Tax expense	(32.4)%	(30.8)%	(26.7)%

Deferred tax assets and liabilities are recorded based on temporary differences between book bases of assets and liabilities and their bases for income tax purposes. The following table summarizes major components of the Company’s deferred tax assets and liabilities:

	December 31,
	2006	2007
	(in thousands)
Deferred Tax Assets:
Net operating loss carry-forwards	$6,242	$8,569
Accrued expenses	10,034	23,104
Deferred revenue	13,940	19,463
Intangible assets	2,359	2,232
Fixed assets	294	701
Investment in affiliates	9,542	—
Other deferred tax assets	3,046	14,561
Valuation allowance	(21,092)	(12,248)

Total deferred tax asset	$24,365	$56,382

Deferred Tax Liabilities:
Accrued revenue	$693	$1,271
Deferred expenses	3,129	6,007
Intangible assets	26,606	56,478
Fixed assets	9,172	32,880
Other deferred tax liabilities	1,817	3,588

Total deferred tax liability	$41,417	$(100,224)

Net deferred tax liability	$(17,052)	$(43,842)

GOLDEN TELECOM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the Company’s deferred tax assets and liabilities as of December 31, 2006 and 2007 attributable to different tax paying components in different tax jurisdictions:

	December 31,
	2006	2007
	(in thousands)
Deferred Tax Assets:
US tax component	$—	$—
Foreign tax component	24,365	56,382

Total deferred tax asset	$24,365	$56,382

Deferred Tax Liability:
US tax component	$—	$—
Foreign tax component	41,417	(100,224)

Total deferred tax liability	$41,417	$(100,224)

Net deferred tax liability	$(17,052)	$(43,842)

Note 14: Commitments and Contingencies

Leases

The Company has various cancelable and non-cancelable operating lease agreements for equipment and office space with terms ranging from one to eight years. Rental expense for operating leases aggregated $9.8 million, $12.3 million, and $26.1 million for the years ended December 31, 2005, 2006 and 2007, respectively.

Future minimum lease payments under non-cancelable operating leases with terms of one year or more, as of December 31, 2007, are as follows: 2008 – $23.6 million, 2009 – $13.2 million, 2010 – $10.3 million, 2011 – $5.8 million, 2012 – $4.1 million, and thereafter – $1.6 million.

Other Commitments and Contingencies

The Company has future purchase commitments of $138.8 million as of December 31, 2007, which primarily includes equipment, interconnect and satellite transponder capacity.

Tax Matters

The Company’s policy is to accrue for non-income tax contingencies in the accounting period in which a liability is deemed probable and the amount is reasonably determinable. In this regard, because of the uncertainties associated with the Commonwealth of Independent States Taxes (“CIS Taxes”), the Company’s final CIS Taxes may be in excess of the estimated amount expensed to date and accrued at December 31, 2006 and 2007. It is the opinion of management that the ultimate resolution of the Company’s CIS Tax liability, to the extent not previously provided for, will not have a material effect on the financial condition of the Company. However, depending on the amount and timing of an unfavorable resolution of any non-income tax contingencies associated with CIS Taxes, it is possible that the Company’s future results of operations or cash flows could be materially affected in a particular period.

The Company’s wholly-owned Russian subsidiary, Sovintel is engaged in litigation with the Russian tax inspectorate in regard to claims issued by the tax inspectorate on September 25, 2006. The Russian tax inspectorate claimed that Sovintel owes taxes, fines and penalties in the amount of approximately $24.1 million

GOLDEN TELECOM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2004 and 2005. On October 4, 2006, Sovintel filed a lawsuit against the tax inspectorate disputing the claims. Court hearings were held between November 8, 2006 and March 19, 2007. The first instance court ruled in favor of Sovintel by dismissing the tax inspectorate’s claim. On April 3, 2007, the first instance court ruled in favor of Sovintel by dismissing the tax inspectorate’s claim. On April 28, 2007, the tax inspectorate appealed this decision. On July 16, 2007, the second instance court ruled in favor of Sovintel by dismissing the tax inspectorate’s claim. The tax inspectorate appealed this decision in the third instance court. The court hearing of the third instance court held on October 25, 2007 delayed consideration of the case by the third instance court until further notice from the court. Currently, the Company does not consider an unfavorable outcome probable for this claim.

Starting in 2006, the Russian tax inspectorate, in the course of tax audits of Russian long-distance telecom operators, started to challenge the offset of Value Added Taxes (“VAT”) relating to the cost of international telecommunication services. Therefore, there is a risk that the Company may be assessed additional VAT, fines and penalties on similar issues. The amount of such risk relating to the years ended December 31, 2004 and 2005 is included in the $24.1 million tax claim currently disputed, as disclosed above. The amount of similar risk relating to the year ended December 31, 2007 is assessed as being up to $18.7 million. Should the Russian tax inspectorate assert such claim, the Company will dispute such claim and believes it will defend such action successfully. However, due to the fact that court cases on such matters are appearing for the first time, the expected outcome of such cases is currently unclear.

Russian Environment and Current Economic Situation

While there have been improvements in the Russian economic situation, such as an increase in gross domestic product and a reduced rate of inflation, Russia continues economic reform and development of its legal, tax and regulatory frameworks as required by a market economy. The future stability of the Russian economy is largely dependent on these reforms and developments and the effectiveness of economic, financial and monetary measures undertaken by the Russian government.

In a letter dated December 20, 2006, several deputies of the State Duma wrote to the Russian General Prosecutor alleging that Sovintel was illegally providing domestic and international services prior to receipt of access codes. The letter states that because Sovintel had not yet received access codes to offer such services in the first, second and third quarter of 2006, then Sovintel was operating illegally in this respect. Further, the letter requests that the Prosecutor General’s office conduct an investigation of Sovintel’s activities and, if appropriate, charge those Sovintel officials responsible for the activities. Sovintel received the access codes in December 2006 and prior to construction of its Federal Transit Network was operating under its previous licenses. The Company believes that it was acting in accordance with Russian regulations and legislation and our licenses. On March 14, 2007, the Investigation Department of the Moscow Division of the Ministry of Interior Affairs issued a ruling against opening a criminal investigation. The issue is now resolved.

Net Assets Position in Accordance with Statutory Requirements

In accordance with Russian legislation, joint stock companies must maintain a level of equity (net assets) that is greater than the charter capital. In the event that a company’s net assets, as determined under Russian accounting legislation, fall below certain minimum levels, specifically below zero, the company can be forced to liquidate.

Kolangon and some of the Company’s other regional entities have had, and continue to have, negative equity as reported in each of their Russian statutory financial statements. Management believes that the risk of

GOLDEN TELECOM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the initiation of statutory liquidation procedures or other material adverse actions is remote. However, if such actions were taken, it could have a material adverse effect on the Company’s results of operations, financial position and operating plans. The Company is currently in the process of remediating this situation.

Other Matters

In the ordinary course of business, the Company may be party to various legal and tax proceedings, and subject to claims, certain of which relate to the developing markets and evolving fiscal and regulatory environments in which the Company operates. In the opinion of management, the Company’s liability, if any, in all pending litigation, other legal proceeding or other matters, will not have a material effect upon the financial condition, results of operations or liquidity of the Company.

Sovintel was engaged in litigation with a minority shareholder of Kubtelecom in regard to the shareholder’s claim that the shareholder’s pre-emptive right to acquire 74% ownership in Kubtelecom was breached. On December 4, 2006, the first instance court ruled in favor of the minority shareholder. On March 14, 2007, the second instance court ruled in favor of Sovintel by dismissing the minority shareholder’s claim. The minority shareholder appealed this ruling and on April 18, 2007, the third instance court ruled in favor of Sovintel. The shareholder appealed to the Supreme Arbitration Court of the Russian Federation and on July 11, 2007, the court denied the claim. The shareholder apparently failed to meet the deadline of October 18, 2007 to file a new claim with the Supreme Arbitration Court of the Russian Federation. The case is now closed. On December 28, 2007 the minority shareholder filed an application of withdrawal from Kubtelecom as of which date the 16.54% ownership interest of the minority shareholder was transferred to Kubtelecom by operation of law. Kubtelecom currently has an obligation to pay to the former minority shareholder the value of the ownership interest of approximately $2.3 million not later than June 30, 2008.

On March 6, 2007, Rossvyaznadzor, a governmental body that reports to the Ministry of Information Technologies and Communications of the Russian Federation, warned Sovintel that it should remedy certain alleged violations in traffic routing. The allegation followed an inspection by Rossvyaznadzor of an independent operator, OAO Arctel (“Arctel”). Rossvyaznadzor believes that Sovintel inappropriately converted telephone traffic of Arctel into IP-telephone traffic and then incorrectly routed this traffic abroad. Sovintel carried out a full analysis of the routing of these calls. Following Sovintel’s review, the Company notified Rossvyaznadzor that the Company believes that Sovintel has not violated its licenses. Sovintel filed a lawsuit against Rossvyaznadzor and on May 17, 2007, the court turned down Sovintel’s lawsuit for procedural reasons that the license in question had been annulled and that there were no grounds for dispute. On May 29, 2007, Sovintel appealed this court decision and on June 26, 2007, Sovintel withdrew its lawsuit. On June 29, 2007, the court accepted Sovintel’s withdrawal of the lawsuit and revoked the decision of the first instance court. The term for appeal expired on November 29, 2007. The issue is now resolved.

The Company was engaged in a regulatory dispute with the National Commission of Communication’s Regulation of Ukraine (“NCCR”) over a license, recorded at approximately $13.3 million, for wireless broadband radio frequencies issued to S-Line, a 75% owned Ukrainian subsidiary of the Company. On April 18, 2007, the first instance court ruled in favor of S-Line obliging the NCCR to re-register the license. NCCR appealed this decision and on August 3, 2007 the second instance court ruled in favor of NCCR. On August 8, 2007, S-Line filed an appeal of this decision to the Supreme Administrative Court of Ukraine. On September 11, 2007, the Supreme Administrative Court of Ukraine upheld the decision of the first instance court obliging the NCCR to re-register the license. Following the decision of the Supreme Administrative Court, NCCR took a decision on October 18, 2007 to re-issue the license to S-Line and did so shortly thereafter.

GOLDEN TELECOM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15: Related Party Transactions

Revenue and cost of revenue with the Company’s equity investees, Alfa, Rostelecom, and Nye Telenor East Invest AS (“Telenor”), significant shareholders of the Company, were as follows, for the years ended December 31:

	2005	2006	2007
	(in thousands)
Revenue from equity investees	$363	$779	$1,118
Revenue from Rostelecom	646	1,953	4,051
Revenue from Telenor	470	593	623
Revenue from Alfa	3,158	4,552	5,535

	$4,637	$7,877	$11,327

	2005	2006	2007
	(in thousands)
Access and network services from equity investees	$3,038	$7,867	$4,809
Access and network services from Rostelecom	23,979	33,721	43,814
Access and network services from Telenor	605	367	261
Access and network services from Alfa	—	—	103

	$27,622	$41,955	$48,987

Accounts receivable and accounts payable with the Company’s Alfa, Rostelecom, and Telenor, significant shareholders of the Company, were as follows, at December 31:

	2006	2007
	(in thousands)
Accounts receivable from Rostelecom	$439	$559
Accounts receivable from Telenor	107	97
Accounts receivable from Alfa	681	935

	$1,227	$1,591

Accounts payable from Rostelecom	4,441	6,326
Accounts payable from Telenor	57	22
Accounts payable from Alfa	7	423

	$4,505	$6,771

The Company maintains bank accounts with Alfa, which acts as one of the clearing agents for the payroll of the Russian staff of the Company. The balances at these bank accounts were minimal at December 31, 2006 and 2007. In addition, certain of the Company’s Russian subsidiaries maintain current accounts with Alfa. The amounts on deposit were $0.3 million at December 31, 2006 and $0.2 million at December 31, 2007.

The Company purchased consulting services from Alfa in the amount of $0.5 million and $2.0 million in the years ended December 31, 2006 and 2007, respectively.

In 2006 and 2007, the Company has entered into various agreements with Alfa to provide the Company with property and equipment liability insurance. The aggregate amount of remuneration paid for services during 2007 under these agreements was $0.4 million.

GOLDEN TELECOM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16: Segment Information

Line of Business Data

The Company operates in four segments within the telecommunications industry. The four segments are: (1) Business and Corporate Services; (2) Carrier and Operator Services; (3) Consumer Internet Services; and (4) Mobile Services. The following table’s present financial information for both consolidated subsidiaries and equity investee ventures, segmented by the Company’s lines of business for the years ended December 31, 2005, 2006 and 2007, respectively. Transfers between lines of businesses are included in the adjustments to reconcile segment to consolidated results. The Company evaluates performance based on the operating income (loss) of each strategic business unit, among other performance measures.

								Adjustments to Reconcile Business Segment to Consolidated Results
	Business and Corporate	Carrier and Operator	Consumer Internet	Mobile Services	Corporate, Other & Eliminations	Business Segment Total	Consolidated Results	Equity Method Ventures	Affiliate Adjustments
	(in thousands)
Year Ended December 31, 2005
Revenue from external customers	$387,532	$222,904	$44,484	$14,103	$—	$669,023	$667,379	$(4,449)	$2,805
Intersegment revenue	—	52	—	—	(52)	—	—	—	—
Operating income (loss)	102,415	27,894	(1,322)	3,523	(16,268)	116,242	115,942	(300)	—
Identifiable assets	494,266	323,278	67,511	2,855	21,759	909,669	882,211	(27,458)	—
Capital expenditures	89,386	32,879	8,360	367	132	131,124	130,775	(349)	—

								Adjustments to Reconcile Business Segment to Consolidated Results
	Business and Corporate	Carrier and Operator	Consumer Internet	Mobile Services	Corporate, Other & Eliminations	Business Segment Total	Consolidated Results	Equity Method Ventures	Affiliate Adjustments
	(in thousands)
Year Ended December 31, 2006
Revenue from external customers	$487,970	$318,698	$48,744	$9,599	$—	$865,011	$854,617	$(18,074)	$7,680
Intersegment revenue	—	42	—	—	(42)	—	—	—	—
Operating income (loss)	125,543	31,574	(7,999)	722	(18,514)	131,326	127,211	(4,115)	—
Identifiable assets	611,275	428,684	107,966	14,543	(20,677)	1,141,791	1,107,190	(34,601)	—
Capital expenditures	105,291	45,542	21,626	13,069	95	185,623	179,772	(5,851)	—

								Adjustments to Reconcile Business Segment to Consolidated Results
	Business and Corporate	Carrier and Operator	Consumer Internet	Mobile Services	Corporate, Other & Eliminations	Business Segment Total	Consolidated Results	Equity Method Ventures	Affiliate Adjustments
	(in thousands)
Year Ended December 31, 2007
Revenue from external customers	$719,085	$493,843	$77,053	$18,087	$—	$1,308,068	$1,292,899	$(20,426)	$5,257
Intersegment revenue	—	7	—	—	(7)	—	—	—	—
Operating income (loss)	188,200	45,708	(25,398)	2,028	(38,450)	172,088	169,364	(2,724)	—
Identifiable assets	958,733	602,973	403,024	36,554	37,952	2,039,236	1,998,891	(40,345)	—
Capital expenditures	183,761	68,046	70,769	7,669	5,021	335,266	326,184	(9,082)	—

GOLDEN TELECOM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Geographic Data

Revenues from external customers are based on the location of the operating company providing the service.

The Company operated within two main geographic regions of the CIS: Russia and Ukraine. Geographic information as of December 31, 2005, 2006 and 2007 is as follows:

	Russia	Ukraine	Corporate, Other Countries & Eliminations	Consolidated Results
	(in thousands)
Year ended December 31, 2005
Revenue	$593,640	$73,816	$(77)	$667,379
Long-lived assets	374,676	39,121	13,755	427,552

Year ended December 31, 2006
Revenue	$766,169	$81,819	$6,629	$854,617
Long-lived assets	504,527	57,878	16,063	578,468

Year ended December 31, 2007
Revenue	$1,190,601	$105,319	$(3,021)	$1,292,899
Long-lived assets	926,000	73,879	37,509	1,037,388

Note 17: Supplemental Cash Flow Information

The following table summarizes significant non-cash investing and financing activities for the Company.

	Year Ended December 31,
	2005	2006	2007
	(in thousands)
Issuance of common stock in connection with an acquisition	$—	$—	$142,130
Capitalized leased assets	3,580	—	18,407
Amounts payable in connection with business acquisitions	885	378	—
Capitalized interest	—	—	5,901

Note 18: Long Term Incentive Bonus Program

In July 2004, the Board of Directors of the Company adopted a Long Term Incentive Bonus Program (“LTIBP”) for senior management of the Company, effective as of January 1, 2004. In February 2006, the Board of Directors of the Company discontinued the LTIBP effective January 1, 2005. Accordingly, in the fourth quarter of 2005 the Company recorded a reduction in compensation expense of $1.8 million. During the year ended December 31, 2005 the Company did not record any expense associated with the LTIBP. The Company has not granted any shares under the LTIBP.

GOLDEN TELECOM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 19: Quarterly Financial Data (Unaudited)

Summarized quarterly financial data is as follows:

	For the Three Months Ended
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006(2)(3)
	(in thousands, except per share data)
Revenues	$178,140	$196,968	$228,717	$250,792
Access and network services (excluding depreciation and amortization)	93,393	105,608	128,153	147,235
Gross Margin	84,747	91,360	100,564	103,557
Selling, general and administrative (excluding depreciation and amortization)	33,881	33,569	37,505	47,853	(4)
Net income	18,785	22,645	24,229	19,841
Net income per share(1)-basic	0.52	0.62	0.66	0.54
Net income per share(1)-diluted	0.51	0.62	0.66	0.54

	For the Three Months Ended
	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007
	(in thousands, except per share data)
Revenues	$255,739	$297,669	$350,391	$389,100
Access and network services (excluding depreciation and amortization)	150,095	171,633	202,004	217,629
Gross Margin	105,644	126,036	148,387	171,471
Selling, general and administrative (excluding depreciation and amortization)	48,986	44,797	63,316	84,817	(5)
Net income	16,719	32,263	74,375	29,242
Net income per share(1)-basic	0.46	0.85	1.85	0.72
Net income per share(1)-diluted	0.45	0.85	1.84	0.71

(1)	The sum of the earnings per share for the four quarters will generally not equal earnings per share for the total year due to changes in the average number of common shares outstanding.
(2)	The operating results for the fourth quarter of 2006 include the impact of a $2.8 million change in estimate with respect to the Company’s allowance for doubtful accounts.
(3)

The operating results for the fourth quarter of 2006 include the impact of $2.6 million due to the reversal of liabilities to a former shareholder because of the expiration of the statute of limitations.

(4)	Includes SARs expense of $13.8 million.
(5)	Includes stock option expense of $7.5 million and SARs expense of $2.1 million and $3.7 million of expenses related to the merger as discussed in Note 20.

Note 20: Subsequent Events

Merger Transaction

On December 21, 2007, the Company, VimpelCom Finance B.V. (“Parent”) and Lillian Acquisition, Inc. (“Merger Sub”) entered into an Agreement and Plan of Merger (the “Merger Agreement”). Merger Sub commenced a tender offer to purchase, at a price of $105.00 per share in cash without interest (and less any amounts required to be deducted and withheld under any applicable law), any and all outstanding shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”) on the terms and subject to the conditions specified in the offer to purchase dated January 18, 2008, as amended (the “Offer to Purchase”) and related letter of transmittal (which, together with any supplements or amendments thereto, collectively constitute the “Offer”). The Offer closed on February 27, 2008 and the Company became a majority owned subsidiary of Merger Sub.

On February 28, 2008, Merger Sub and the Company filed a Certificate of Ownership and Merger pursuant to which the Merger Sub was merged with and into the Company (the “Merger”). As a result of the Merger, the Company will continue as the surviving corporation and will be a direct wholly owned subsidiary of Parent and an indirect wholly owned subsidiary of VimpelCom.

GOLDEN TELECOM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As a result of the Merger, the Company no longer fulfills the numerical listing requirements of the NASDAQ. Accordingly, on February 28, 2008, at the Company’s request, NASDAQ filed with the SEC a Notification of Removal from Listing and/or Registration under Section 12(b) of the Exchange Act on Form 25. Pursuant to Rule 12d2-2 under the Exchange Act, the delisting of the Shares from NASDAQ was effective on March 10, 2008 and the Company’s reporting obligations under Section 12(b) of the Exchange Act were suspended as of that date. Trading of the Company’s Common Stock on NASDAQ ceased as of the close of trading on February 28, 2008. The Company’s Common Stock will be deregistered under Section 12(b) of the Exchange Act no later than ninety (90) days after the date of the Form 25. The Company also intends to file with the SEC a Certification on Form 15 under the Exchange Act to suspend the Company’s remaining reporting obligations under the Exchange Act.

40,373,791 shares of the Company’s common stock were retired as a result of the Merger.

In addition, the Company, as the surviving corporation in the Merger, assumed Merger Sub’s obligations under an Unsecured Loan Agreement for up to $4.15 billion, dated February 15, 2008, by and between VimpelCom and Merger Sub (the “$4.15 Billion Loan Agreement”) and the Amended and Restated Unsecured Loan Agreement for up to $41.4 million, dated December 21, 2007, between Merger Sub and VimpelCom (the “$41.4 Million Loan Agreement” and, together with the $4.15 Billion Loan Agreement, the “Intercompany Loan Agreements”). In connection with the Company’s assumption of Merger Sub’s obligations under the Intercompany Loan Agreements, on February 28, 2008, the Company entered into a Subordination Deed (the “Subordination Agreement”) with VimpelCom and Citibank International plc as agent, pursuant to which the Intercompany Loan Agreements have been subordinated to the Company’s obligations under the Facility Agreement. The Subordination Agreement includes a provision that gives VimpelCom the right, at any time or from time to time and on such terms as it may choose, to convert all or part of the Company’s obligations to VimpelCom, including under the Intercompany Loan Agreements, into equity capital in the Company.

Subject to the Subordination Agreement, the Intercompany Loan Agreements provide for VimpelCom to make advances of funds to Merger Sub in an aggregate amount up to approximately $4.20 billion. As of the time of the consummation of the Merger, Merger Sub had borrowed approximately $3.84 billion under the Intercompany Loan Agreement. Amounts advanced under the $4.15 Billion Loan Agreement and $41.1 Million Loan Agreement accrue interest at a rate of three percent (3%) per annum and six percent (6%) per annum, respectively. Each advance under the Intercompany Loan Agreements becomes due and payable, together with accrued interest on the amount of such advance, no later than six months from the date of such advance. The Intercompany Loan Agreements contain customary representations and warranties and events of default customary for VimpelCom intercompany loan agreements. Subject to the Subordination Agreement, payment of outstanding amounts due under the Intercompany Loan Agreements may be accelerated by VimpelCom upon an event of default.

In connection with the Merger, the Company incurred an investment banking fee of approximately $15.2 million, legal fees of approximately $8.0 and bonuses to members of the special committee and certain eligible employees of approximately $1.8 million. Approximately $1.2 million of the investment banking fee, approximately $2.4 million of the legal fees and approximately $1.3 million of the bonuses to members of the special committee and certain eligible employees were recognized during 2007. The remaining costs will be recognized in the first quarter of 2008. In addition, the Company made change of control payments of approximately $3.8 million in the first quarter of 2008.

Share-Based Payments

In January 2008, stock options were granted to Corbina’s employees with respect to approximately 3.99% of Corbina’s share capital under the 2007 Corbina Stock Option Plan approved by Corbina’s Board of Directors at the general shareholder’s meeting on December 11, 2007. The stock options will be settled in cash by the Company.

WHO CAN HELP ANSWER MY QUESTIONS?

The Information Agent is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

1-877-800-5190 (for shareholders and ADS holders)

1-212-750-5833 (for banks or brokers)

The U.S. Exchange Agent is:

BNY Mellon Shareowner Services

By Mail:	By Overnight Courier or By Hand:

BNY Mellon Shareowner Services c/o Mellon Investor Services LLC. Attn. Corporate Action Department P.O. Box 3301 South Hackensack, NJ 07606	BNY Mellon Shareowner Services c/o Mellon Investor Services LLC. 480 Washington Boulevard Attn: Corporate Action Department – 27th floor Jersey City, NJ 07310

PROSPECTUS

OFFER TO EXCHANGE

for each OJSC VimpelCom ADS, 1 common DR or a nominal cash amount;

for each OJSC VimpelCom common share, 20 common DRs or a nominal cash amount; and

for OJSC VimpelCom preferred share, 20 preferred DRs or a nominal cash amount.

Until the date that is 90 days after the date of this prospectus, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters with respect to their unsold allotments or subscriptions.

March 25, 2010